SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2017

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Banco Santander, S.A.

Item

1	Consolidated Financial Statements and Directors’ Report for the year ended 31 December 2016

Item 1

BANCO SANTANDER, S.A. and

Companies composing

Santander Group

Independent Auditor’s Report, Consolidated Annual Accounts

and Directors’ Report for the year ended 31 December 2016

This version of our report is a free translation of the original, which was prepared in Spanish. All possible care has been taken to ensure that the translation is an accurate representation of the original. However, in all matters of interpretation of information, views or opinions, the original language version of our report takes precedence over this translation.

INDEPENDENT AUDITOR’S REPORT ON THE CONSOLIDATED ANNUALS ACCOUNTS

To the Shareholders of Banco Santander, S.A.:

Report on the Consolidated Annual Accounts

We have audited the accompanying consolidated annual accounts of Banco Santander, S.A. (hereinafter, the Parent Company) and its subsidiaries (hereinafter, the Group), which comprise the consolidated balance sheet as at December 31, 2016, and the consolidated income statement, consolidated statement of recognized income and expense, consolidated statement of changes in total equity, consolidated statement of cash flows and notes to the consolidated financial statements for the year then ended.

Directors’ Responsibility for the Consolidated Annual Accounts

The Parent Company’s directors are responsible for the preparation of these consolidated annual accounts, so that they present fairly the consolidated equity, financial position and financial performance of Banco Santander, S.A. and its subsidiaries, in accordance with International Financial Reporting Standards, as adopted by the European Union, and other provisions of the financial reporting framework applicable to the Group in Spain and for such internal control as directors determine is necessary to enable the preparation of consolidated annual accounts that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated annual accounts based on our audit. We conducted our audit in accordance with legislation governing the audit practice in Spain. This legislation requires that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated annual accounts are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated annual accounts. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated annual accounts, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Parent Company’s directors’ preparation of the consolidated annual accounts in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the presentation of the consolidated annual accounts taken as a whole.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

PricewaterhouseCoopers Auditores, S.L., Torre PwC, P° de la Castellana 259 B, 28046 Madrid, España

Tel.: +34 915 684 400 / +34 902 021111, Fax: +34 915 685 400, www.pwc.es

R. M. Madrid, hoja 87.250-1 , folio 75, tomo 9.267, libro 8.054, sección 3°

Inscrita en el R.O.A.C. con el número 80242 - CIF: B-79 031290

Opinion

In our opinion, the accompanying consolidated annual accounts present fairly, in all material respects, the consolidated equity and the consolidated financial position of Banco Santander, S.A. and its subsidiaries as at December 31, 2016, and its consolidated results and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards, as adopted by the European Union, and other provisions of the financial reporting framework applicable in Spain.

Other matters

The Group’s consolidated financial statements for the year ended December 31, 2015 were audited by the predecessor auditor who issued a favourable opinion on February 12, 2016.

Report on Other Legal and Regulatory Requirements

The accompanying consolidated directors’ Report for 2016 contains the explanations which the Parent Company’s directors consider appropriate regarding the Banco Santander, S.A. and its subsidiaries situation, the development of their business and other matters and does not form an integral part of the consolidated annual accounts. We have verified that the accounting information contained in the directors’ Report is in agreement with that of the consolidated annual accounts for 2016. Our work as auditors is limited to checking the directors’ Report in accordance with the scope mentioned in this paragraph and does not include a review of information other than that obtained from Banco Santander, S.A. and its subsidiaries’ accounting records.

PricewaterhouseCoopers Auditores, S.L.

/s/Alejandro Esnal Elorrieta

Alejandro Esnal Elorrieta

February 24, 2017

Banco Santander, S.A. and

Companies composing

Santander Group

Consolidated Financial Statements and

Directors’ Report for the year ended

31 December 2016

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 55). In the event of a discrepancy, the Spanish-language version prevails.

Translation of the consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 55). In the event of a discrepancy, the Spanish-language version prevails.

SANTANDER GROUP

CONSOLIDATED BALANCE SHEETS AS OF 31 DECEMBER 2016, 2015 AND 2014

(Millions of euros)

ASSETS	Note	2016	2015 (*)	2014 (*)
CASH, CASH BALANCES AT CENTRAL BANKS AND OTHERS DEPOSITS ON DEMAND		76,454	77,751	69,853

FINANCIAL ASSETS HELD FOR TRADING		148,187	146,346	148,093
Derivatives	9	72,043	76,724	76,858
Equity instruments	8	14,497	18,225	12,920
Debt instruments	7	48,922	43,964	54,374
Loans and advances		12,725	7,433	3,941
Central banks	6	—	—	—
Credit institutions	6	3,221	1,352	1,020
Customers	10	9,504	6,081	2,921
Memorandum items: lent or delivered as guarantee with disposal or pledge rights		38,145	34,026	64,047

FINANCIAL ASSETS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS		31,609	45,043	42,673
Equity instruments	8	546	630	879
Debt instruments	7	3,398	3,717	4,231
Loans and advances		27,665	40,696	37,563
Central banks	6	—	—	—
Credit institutions	6	10,069	26,403	28,592
Customers	10	17,596	14,293	8,971
Memorandum items: lent or delivered as guarantee with disposal or pledge rights		2,025	—	—

FINANCIAL ASSETS AVAILABLE-FOR-SALE		116,774	122,036	115,250
Equity instruments	8	5,487	4,849	5,001
Debt instruments	7	111,287	117,187	110,249
Memorandum items: lent or delivered as guarantee with disposal or pledge rights		23,980	26,742	30,046

LOANS AND RECEIVABLES		840,004	836,156	782,005
Debt instruments	7	13,237	10,907	7,510
Loans and advances		826,767	825,249	774,495
Central banks	6	27,973	17,337	11,814
Credit institutions	6	35,424	37,438	39,862
Customers	10	763,370	770,474	722,819
Memorandum items: lent or delivered as guarantee with disposal or pledge rights		7,994	1,697	8,135

INVESTMENTS HELD-TO-MATURITY	7	14,468	4,355	—
Memorandum items: lent or delivered as guarantee with disposal or pledge rights		2,489	—	—

HEDGING DERIVATIVES	11	10,377	7,727	7,346

CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES
OF INTEREST RATE RISK	36	1,481	1,379	1,782

INVESTMENTS	13	4,836	3,251	3,471
Joint ventures entities	13	1,594	1,592	1,696
Associated companies	13	3,242	1,659	1,775

REINSURANCE ASSETS	15	331	331	340

TANGIBLE ASSETS		23,286	25,320	23,256
Property, plant and equipment:		20,770	19,335	16,889
For own use	16	7,860	7,949	8,324
Leased out under an operating lease	16	12,910	11,386	8,565
Investment property:	16	2,516	5,985	6,367
Of which Leased out under an operating lease		1,567	4,777	5,215
Memorandum ítems:acquired in financial lease		115	195	173

INTANGIBLE ASSETS		29,421	29,430	30,401
Goodwill	17	26,724	26,960	27,548
Other intangible assets	18	2,697	2,470	2,853

TAX ASSETS		27,678	27,814	27,956
Current tax assets		6,414	5,769	5,792
Deferred tax assets	27	21,264	22,045	22,164

OTHER ASSETS		8,447	7,675	8,494
Insurance contracts linked to pensions	14	269	299	345
Inventories		1,116	1,013	1,099
Other	19	7,062	6,363	7,050

NON-CURRENT ASSETS HELD FOR SALE	12	5,772	5,646	5,376

TOTAL ASSETS		1,339,125	1,340,260	1,266,296

(*) Presented for comparison purposes only. See Note 1.d.

The accompanying Notes 1 to 55 and Appendices are an integral part of the consolidated balance sheet as at 31 December 2016.

Translation of the consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 55).

In the event of a discrepancy, the Spanish-language version prevails.

SANTANDER GROUP

CONSOLIDATED BALANCE SHEETS AS OF 31 DECEMBER 2016, 2015 AND 2014

(Millions of euros)

LIABILITIES AND EQUITY	Note	2016	2015 (*)	2014 (*)
FINANCIAL LIABILITIES HELD FOR TRADING		108,765	105,218	109,792
Derivatives	9	74,369	76,414	79,048
Short positions	9	23,005	17,362	17,628
Deposits		11,391	11,442	13,116
Central banks	20	1,351	2,178	2,041
Credit institutions	20	44	77	5,531
Customers	21	9,996	9,187	5,544
Marketable debt securities	22	—	—	—
Other financial liabilities	24	—	—	—

FINANCIAL LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS		40,263	54,768	62,317
Deposits		37,472	51,394	58,487
Central banks	20	9,112	16,486	6,321
Credit institutions	20	5,015	8,551	19,039
Customers	21	23,345	26,357	33,127
Marketable debt securities	22	2,791	3,373	3,830
Other financial liabilities	24	—	1	—
Memorandum items: subordinated liabilities	23	—	—	—

FINANCIAL LIABILITIES AT AMORTISED COST		1,044,240	1,039,343	961,052
Deposits		791,646	795,679	731,719
Central banks	20	44,112	38,872	17,290
Credit institutions	20	89,764	109,209	105,394
Customers	21	657,770	647,598	609,035
Marketable debt securities	22	226,078	222,787	209,865
Other financial liabilities	24	26,516	20,877	19,468
Memorandum items: subordinated liabilities	23	19,902	21,153	17,132

HEDGING DERIVATIVES	11	8,156	8,937	7,255

CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RISK RATE	36	448	174	31

LIABILITIES UNDER INSURANCE CONTRACTS	15	652	627	713

PROVISIONS		14,459	14,494	15,376
Provision for pensions and other employment defined benefit obligations	25	6,576	6,356	7,074
Provisions for other long term employee benefits	25	1,712	1,916	2,338
Provisions for taxes and other legal contingencies	25	2,994	2,577	2,916
Provisions for commitments and guarantees given	25	459	618	654
Other provisions	25	2,718	3,027	2,394

TAX LIABILITIES		8,373	7,725	9,379
Current tax liabilities		2,679	2,160	4,852
Deferred tax liabilities	27	5,694	5,565	4,527

OTHER LIABILITIES	26	11,070	10,221	10,646

LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE		—	—	21

TOTAL LIABILITIES		1,236,426	1,241,507	1,176,582

SHAREHOLDERS’ EQUITY	30	105,977	102,402	91,663

CAPITAL	31	7,291	7,217	6,292
Called up paid capital		7,291	7,217	6,292
Unpaid capital which has been called up		—	—	—
Memorandum items: uncalled up capital		—	—	—
SHARE PREMIUM	32	44,912	45,001	38,611
EQUITY INSTRUMENTS ISSUED OTHER THAN CAPITAL		—	—	—
Equity component of compound financial instruments		—	—	—
Other equity instruments		—	—	—
OTHER EQUITY	34	240	214	265
ACCUMULATED RETAINED EARNINGS	33	49,953	46,429	41,860
REVALUATION RESERVES	33	—	—	—
OTHER RESERVES	33	(949)	(669)	(700)
(-) OWN SHARES	34	(7)	(210)	(10)
PROFIT ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT		6,204	5,966	5,816
(-) DIVIDENDS	4	(1,667)	(1,546)	(471)

OTHER COMPREHENSIVE INCOME		(15,039)	(14,362)	(10,858)

ITEMS NOT RECLASSIFIED TO PROFIT OR LOSS	29	(3,933)	(3,166)	(3,582)
Actuarial gains or (-) losses on defined benefit pension plans		(3,931)	(3,165)	(3,582)
Non-current assets classified as held for sale		—	—	—
Other recognised income and expense of investments in subsidiaries, joint ventures and associates		(2)	(1)	—
Other valuation adjustments		—	—	—

ITEMS THAT MAY BE RECLASSIFIED TO PROFIT OR LOSS		(11,106)	(11,196)	(7,276)
Hedge of net investments in foreign operations (Effective portion)	29	(4,925)	(3,597)	(3,570)
Exchange differences	29	(8,070)	(8,383)	(5,385)
Hedging derivatives. Cash flow hedges (Effective portion)	29	469	171	204
Financial assets available-for-sale	29	1,571	844	1,560
Debt instruments		423	98	970
Equity instruments		1,148	746	590
Non-current assets classified as held for sale		—	—	—
Other recognised income and expense of investments in subsidiaries, joint ventures and associates	29	(151)	(231)	(85)
NON-CONTROLLING INTEREST	28	11,761	10,713	8,909
Other comprehensive income		(853)	(1,227)	(655)
Others items		12,614	11,940	9,564

EQUITY		102,699	98,753	89,714

TOTAL LIABILITIES AND EQUITY		1,339,125	1,340,260	1,266,296

MEMORANDUM ITEMS
CONTINGENT LIABILITIES	35	44,434	39,834	43,770
CONTINGENT COMMITMENTS	35	231,962	221,738	208,349

(*) Presented for comparison purposes only. See Note 1.d.

The accompanying Notes 1 to 55 and Appendices are an integral part of the consolidated balance sheet as at 31 December 2016.

Translation of the consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 55). In the event of a discrepancy, the Spanish-language version prevails.

SANTANDER GROUP

CONSOLIDATED INCOME STATEMENTS FOR THE YEARS ENDED 31 DECEMBER 2016, 2015 AND 2014

(Millions of euros)

	(Debit)/ Credit
	Note	2016	2015(*)	2014(*)
Interest income	38	55,156	57,198	54,656
Interest expense	39	(24,067)	(24,386)	(25,109)
Net interest income		31,089	32,812	29,547
Dividend income	40	413	455	435
Share of results of entities accounted for using the equity method	13 and 41	444	375	243
Commission income	42	12,943	13,042	12,515
Commission expense	43	(2,763)	(3,009)	(2,819)
Gains or losses on financial assets and liabilities not measured at fair value through profit or loss, net	44	869	1,265	1,427
Gains or losses on financial assets and liabilities held for trading, net	44	2,456	(2,312)	2,377
Gains or losses on financial assets and liabilities measured at fair value through profit or loss, net	44	426	325	239
Gains or losses from hedge accounting, net	44	(23)	(48)	(69)
Exchange differences, net	45	(1,627)	3,156	(1,124)
Other operating income	46	1,919	1,971	1,682
Other operating expenses	46	(1,977)	(2,235)	(1,978)
Income from assets under insurance and reinsurance contracts	46	1,900	1,096	3,532
Expenses from liabilities under insurance and reinsurance contracts	46	(1,837)	(998)	(3,395)
Total income		44,232	45,895	42,612
Administrative expenses		(18,737)	(19,302)	(17,899)
Staff costs	47	(11,004)	(11,107)	(10,242)
Other general administrative expenses	48	(7,733)	(8,195)	(7,657)
Depreciation and amortisation cost	16 and 18	(2,364)	(2,418)	(2,287)
Provisions or reversal of provisions	25	(2,508)	(3,106)	(3,009)
Impairment or reversal of impairment at financial assets not measured at fair value through profit or loss, net		(9,626)	(10,652)	(10,710)
Financial assets measured at cost		(52)	(228)	(101)
Financial assets available-for-sale		11	(230)	(88)
Loans and receivables	10	(9,557)	(10,194)	(10,521)
Held-to-maturity investments		(28)	—	—
Profit from operations		10,997	10,417	8,707
Impairment of investments in subsidiaries, joint ventures and associates, net	17 and 18	(17)	(1)	(5)
Impairment on non-financial assets, net		(123)	(1,091)	(933)
Tangible assets	16	(55)	(128)	(136)
Intangible assets	17 and 18	(61)	(701)	(701)
Others		(7)	(262)	(96)
Gains or losses on non financial assets and investments, net	49	30	112	3,136
Negative goodwill recognised in results		22	283	17
Gains or losses on non-current assets held for sale classified as discontinued operations	50	(141)	(173)	(243)
Profit or loss before tax from continuing operations		10,768	9,547	10,679
Tax expense or income from continuing operations	27	(3,282)	(2,213)	(3,718)
Profit for the period from continuing operations		7,486	7,334	6,961
Profit or loss after tax from discontinued operations	37	—	—	(26)
Profit for the period		7,486	7,334	6,935
Profit attributable to non-controlling interests	28	1,282	1,368	1,119
Profit attributable to the parent		6,204	5,966	5,816
Earnings per share
Basic	4	0.41	0.40	0.48
Diluted	4	0.41	0.40	0.48

(*) Presented for comparison purposes only. See Note 1.d.

The accompanying Notes 1 to 55 and Appendices are an integral part of the consolidated income statement for the year ended 31 December 2016.

Translation of the consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 55). In the event of a discrepancy, the Spanish-language version prevails.

SANTANDER GROUP

CONSOLIDATED STATEMENTS OF RECOGNISED INCOME AND EXPENSE

FOR THE YEARS ENDED 31 DECEMBER 2016, 2015 AND 2014

(Millions of euros)

	Note	2016	2015 (*)	2014 (*)
CONSOLIDATED PROFIT FOR THE YEAR		7,486	7,334	6,935

OTHER RECOGNISED INCOME AND EXPENSE		(303)	(4,076)	4,180
Items that will not be reclassified to profit or loss	29	(806)	445	(703)
Actuarial gains and losses on defined benefit pension plans		(1,172)	695	(1,009)
Non-current assets held for sale		—	—	—
Other recognised income and expense of investments in subsidiaries, joint ventures and associates		(1)	—	—
Other valuation adjustments		—	—	—
Income tax relating to items that will not be reclassified to profit or loss		367	(250)	306
Items that may be reclassified to profit or loss	29	503	(4,521)	4,883
Hedges of net investments in foreign operations (Effective portion)		(1,329)	(27)	(1,730)
Revaluation gain (losses)		(1,330)	(27)	(1,730)
Amounts transferred to income statement		1	—	—
Other reclassifications		—	—	—
Exchanges differences		676	(3,518)	4,189
Revaluation gain (losses)		682	(3,518)	4,184
Amounts transferred to income statement		(6)	—	5
Other reclassifications		—	—	—
Cash flow hedges (Effective portion)		495	(91)	589
Revaluation gain (losses)		6,231	(105)	934
Amounts transferred to income statement		(5,736)	14	(345)
Transferred to initial carrying amount of hedged items		—	—	—
Other reclassifications		—	—	—
Financial assets available-for-sale		1,326	(1,216)	2,324
Revaluation gains (losses)		2,192	(555)	3,604
Amounts transferred to income statement		(866)	(661)	(1,280)
Other reclassifications		—	—	—
Non-current assets held for sale		—	—	—
Revaluation gains (losses)		—	—	—
Amounts transferred to income statement		—	—	—
Other reclassifications		—	—	—
Share of other recognised income and expense of investments		80	(147)	361
Income tax relating to items that may be reclassified to profit or loss		(745)	478	(850)
Total recognised income and expenses		7,183	3,258	11,115
Attributable to non-controlling interests		1,656	796	2,005
Attributable to the parent		5,527	2,462	9,110

(*) Presented for comparison purposes only. See Note 1.d.

The accompanying Notes 1 to 55 and Appendices are an integral part of the consolidated statement of recognised income and expense for the year ended 31 December 2016.

Translation of the consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 55). In the event of a discrepancy, the Spanish-language version prevails.

SANTANDER GROUP

CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY

FOR THE YEARS ENDED 31 DECEMBER 2016, 2015 AND 2014

(Millions of euros)

	Capital	Share premium	Other instruments (not capital)	Other equity instruments	Accumulated retained earnings	Revaluation reserves	Other reserves	(-) Own Equity instruments	Parent result for the period	(-) Dividends	Other comprehensive income	Non-Controlling interest		Total
												Other comprehensive income	Others elements
Balance as at 31/12/15 (*)	7,217	45,001	—	214	46,429	—	(669)	(210)	5,966	(1,546)	(14,362)	(1,227)	11,940	98,753

Adjustments due to errors	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjustments due to changes in accounting policies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjusted balance as at 31/12/15 (*)	7,217	45,001	—	214	46,429	—	(669)	(210)	5,966	(1,546)	(14,362)	(1,227)	11,940	98,753

Total recognised income and expense	—	—	—	—	—	—	—	—	6,204	—	(677)	374	1,282	7,183

Other changes in equity	74	(89)	—	26	3,524	—	(280)	203	(5,966)	(121)	—	—	(608)	(3,237)
Issuance of ordinary shares	74	(89)	—	—	—	—	15	—	—	—	—	—	534	534
Issuance of preferred shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of other financial instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Maturity of other financial instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of financial liabilities into equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Capital reduction	—	—	—	—	—	—	—	—	—	—	—	—	(22)	(22)
Dividends	—	—	—	—	(722)	—	—	—	—	(1,667)	—	—	(800)	(3,189)
Purchase of equity instruments	—	—	—	—	—	—	—	(1,380)	—	—	—	—	—	(1,380)
Disposal of equity instruments	—	—	—	—	—	—	15	1,583	—	—	—	—	—	1,598
Transfer from equity to liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfer from liabilities to equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfers between equity items	—	—	—	—	4,246	—	174	—	(5,966)	1,546	—	—	—	—
Increases (decreases) due to business combinations	—	—	—	—	—	—	—	—	—	—	—	—	(197)	(197)
Share-based payment	—	—	—	(79)	—	—	—	—	—	—	—	—	—	(79)
Others increases or (-) decreases of the equity	—	—	—	105	—	—	(484)	—	—	—	—	—	(123)	(502)

Balance at 31/12/16	7,291	44,912	—	240	49,953	—	(949)	(7)	6,204	(1,667)	(15,039)	(853)	12,614	102,699

(*) Presented for comparison purposes only. See Note 1.d.

The accompanying Notes 1 to 55 and Appendices are an integral part of the consolidated statement of changes in total equity for the year ended 31 December 2016.

Translation of the consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 55). In the event of a discrepancy, the Spanish-language version prevails.

SANTANDER GROUP

CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY

FOR THE YEARS ENDED 31 DECEMBER 2016, 2015 AND 2014

(Millions of euros)

	Capital	Share premium	Other instruments (not capital)	Other equity instruments	Accumulated retained earnings	Revaluation reserves	Other reserves	(-) Own Equity instruments	Parent result for the period	(-) Dividends	Other comprehensive income	Non-Controlling interest		Total
												Other comprehensive income	Others elements
Balance as at 31/12/14(*)	6,292	38,611	—	265	41,860	—	(700)	(10)	5,816	(471)	(10,858)	(655)	9,564	89,714

Adjustments due to errors	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjustments due to changes in accounting policies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjusted balance as at 31/12/14 (*)	6,292	38,611	—	265	41,860	—	(700)	(10)	5,816	(471)	(10,858)	(655)	9,564	89,714

Total recognised income and expense	—	—	—	—	—	—	—	—	5,966	—	(3,504)	(572)	1,368	3,258

Other changes in equity	925	6,390	—	(51)	4,569	—	31	(200)	(5,816)	(1,075)	—	—	1,008	5,781
Issuance of ordinary shares	925	6,390	—	—	—	—	120	—	—	—	—	—	320	7,755
Issuance of preferred shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of other financial instruments	—	—	—	—	—	—	—	—	—	—	—	—	890	890
Maturity of other financial instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of financial liabilities into equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Capital reduction	—	—	—	—	—	—	—	—	—	—	—	—	(20)	(20)
Dividends	—	—	—	—	(673)	—	—	—	—	(1,546)	—	—	(461)	(2,680)
Purchase of equity instruments	—	—	—	—	—	—	—	(3,225)	—	—	—	—	—	(3,225)
Disposal of equity instruments	—	—	—	—	—	—	16	3,025	—	—	—	—	—	3,041
Transfer from equity to liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfer from liabilities to equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfers between equity items	—	—	—	—	5,242	—	103	—	(5,816)	471	—	—	—	—
Increases (decreases) due to business combinations	—	—	—	—	—	—	—	—	—	—	—	—	761	761
Share-based payment	—	—	—	(188)	—	—	—	—	—	—	—	—	107	(81)
Others increases or (-) decreases of the equity	—	—	—	137	—	—	(208)	—	—	—	—	—	(589)	(660)

Balance at 31/12/15 (*)	7,217	45,001	—	214	46,429	—	(669)	(210)	5,966	(1,546)	(14,362)	(1,227)	11,940	98,753

(*) Presented for comparison purposes only. See Note 1.d.

The accompanying Notes 1 to 55 and Appendices are an integral part of the consolidated statement of changes in total equity for the year ended 31 December 2016.

Translation of the consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 55). In the event of a discrepancy, the Spanish-language version prevails.

SANTANDER GROUP

CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY

FOR THE YEARS ENDED 31 DECEMBER 2016, 2015 AND 2014

(Millions of euros)

	Capital	Share premium	Other instruments (not capital)	Other equity instruments	Accumulated retained earnings	Revaluation reserves	Other reserves	(-) Own Equity instruments	Parent result for the period	(-) Dividends	Other comprehensive income	Non-Controlling interest		Total
												Other comprehensive income	Others elements
Balance as at 31/12/13 (*)	5,667	36,804	—	193	38,453	—	(332)	(9)	4,370	(406)	(14,152)	(1,541)	10,855	79,902

Adjustments due to errors	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjustments due to changes in accounting policies	—	—	—	—	—	—	(65)	—	(195)	—	—	—	—	(260)
Adjusted balance as at 31/12/13 (*)	5,667	36,804	—	193	38,453	—	(397)	(9)	4,175	(406)	(14,152)	(1,541)	10,855	79,642

Total recognised income and expense	—	—	—	—	—	—	—	—	5,816	—	3,294	886	1,119	11,115

Other changes in equity	625	1,807	—	72	3,407	—	(303)	(1)	(4,175)	(65)	—	—	(2,410)	(1,043)
Issuance of ordinary shares	625	1,807	—	—	—	—	95	—	—	—	—	—	8	2,535
Issuance of preferred shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of other financial instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Maturity of other financial instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of financial liabilities into equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Capital reduction	—	—	—	—	—	—	—	—	—	—	—	—	(532)	(532)
Dividends	—	—	—	—	(438)	—	—	—	—	(471)	—	—	(380)	(1,289)
Purchase of equity instruments	—	—	—	—	—	—	—	(3,442)	—	—	—	—	—	(3,442)
Disposal of equity instruments	—	—	—	—	—	—	40	3,441	—	—	—	—	—	3,481
Transfer from equity to liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfer from liabilities to equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfers between equity items	—	—	—	(63)	3,845	—	(13)	—	(4,175)	406	—	—	—	—
Increases (decreases) due to business combinations	—	—	—	—	—	—	—	—	—	—	—	—	1,465	1,465
Share-based payment	—	—	—	(51)	—	—	—	—	—	—	—	—	—	(51)
Others increases or (-) decreases of the equity	—	—	—	186	—	—	(425)	—	—	—	—	—	(2,971)	(3,210)

Balance at 31/12/14 (*)	6,292	38,611	—	265	41,860	—	(700)	(10)	5,816	(471)	(10,858)	(655)	9,564	89,714

(*) Presented for comparison purposes only. (Note 1.d.)

The accompanying Notes 1 to 55 and Appendices are an integral part of the consolidated statement of changes in total equity for the year ended 31 December 2016.

Translation of the consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 55). In the event of a discrepancy, the Spanish-language version prevails.

SANTANDER GROUP

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED 31 DECEMBER 2016, 2015 AND 2014

(Millions of euros)

	Note	2016	2015(*)	2014(*)
A. CASH FLOWS FROM OPERATING ACTIVITIES		21,823	5,678	(7,168)

Consolidated Profit for the year		7,486	7,334	6,935
Adjustments made to obtain the cash flows from operating activities		22,032	20,614	18,772
Depreciation and amortisation cost		2,364	2,418	2,287
Other adjustments		19,668	18,196	16,485
Net increase/(decrease) in operating assets		17,966	69,587	91,667
Financial assets held-for-trading		6,234	866	12,580
Financial assets at fair value through profit or loss		(12,882)	2,376	11,012
Financial assets available-for-sale		(7,688)	15,688	27,968
Loans and receivables		27,938	53,880	39,224
Other operating assets		4,364	(3,223)	883
Net increase/(decrease) in operating liabilities		13,143	49,522	60,144
Liabilities held-for-trading financial		8,032	(2,655)	(4,667)
Financial liabilities designated at fair value through profit or loss		(13,450)	(8,011)	19,786
Financial liabilities at amortised cost		21,765	58,568	46,747
Other operating liabilities		(3,204)	1,620	(1,722)
Income tax recovered/(paid)		(2,872)	(2,205)	(1,352)

B. CASH FLOWS FROM INVESTING ACTIVITIES		(13,764)	(6,218)	(6,005)

Payments		18,204	10,671	9,246
Tangible assets	16	6,572	7,664	6,695
Intangible assets	18	1,768	1,572	1,218
Investments	13	48	82	18
Subsidiaries and other business units		474	1,353	1,315
Non-current assets held for sale and associated liabilities		—	—	—
Held-to-maturity investments		9,342	—	—
Other proceeds related to investing activities		—	—	—
Proceeds		4,440	4,453	3,241
Tangible assets	16	2,608	2,386	986
Intangible assets	18	—	2	—
Investments	13	459	422	324
Subsidiaries and other business units		94	565	1,004
Non-current assets held for sale and associated liabilities	12	1,147	940	927
Held-to-maturity investments		132	138	—
Other payments related to investing activities		—	—	—

C. CASH FLOW FROM FINANCING ACTIVITIES		(5,745)	8,960	(62)

Payments		9,744	7,248	8,094
Dividends	4	2,309	1,498	909
Subordinated liabilities		5,112	2,239	3,743
Redemption of own equity instruments		—	—	—
Acquisition of own equity instruments		1,380	3,225	3,442
Other payments related to financing activities		943	286	—
Proceeds		3,999	16,208	8,032
Subordinated liabilities		2,395	4,787	4,351
Issuance of own equity instruments		—	7,500	—
Disposal of own equity instruments		1,604	3,048	3,498
Other proceeds related to financing activities		—	873	183

D. EFFECT OF FOREIGN EXCHANGE RATE CHANGES		(3,611)	(522)	2,629

E. NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		(1,297)	7,898	(10,606)

F. CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		77,751	69,853	80,459

G. CASH AND CASH EQUIVALENTS AT END OF PERIOD		76,454	77,751	69,853

MEMORANDUM ITEMS
COMPONENTS OF CASH AND CASH EQUIVALENTS AT END OF PERIOD
Cash		8,413	7,436	7,491
Cash equivalents at central banks		54,637	56,556	50,123
Other financial assets		13,404	13,759	12,239
Less: Bank overdrafts refundable on demand		—	—	—

TOTAL CASH AND CASH EQUIVALENTS AT END OF PERIOD		76,454	77,751	69,853

In which: restricted cash		—	—	—

(*) Presented for comparison purposes only. (Notes 1.d and 37).

The accompanying Notes 1 to 55 and Appendices are an integral part of the consolidated statement of cash flows for the year ended 31 December 2016.

Translation of the consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 55). In the event of a discrepancy, the Spanish-language version prevails.

Banco Santander, S.A. and Companies composing Santander Group

Notes to the consolidated financial statements

for the year ended 31 December 2016

1.	Introduction, basis of presentation of the consolidated financial statements and other information

a)	Introduction

Banco Santander, S.A. (“the Bank” or “Banco Santander”) is a private-law entity subject to the rules and regulations applicable to banks operating in Spain. The Bylaws and other public information on the Bank can be consulted on the website of the Bank (www.santander.com) and at its registered office at Paseo de Pereda 9-12, Santander.

In addition to the operations carried on directly by it, the Bank is the head of a group of subsidiaries that engage in various business activities and which compose, together with it, Santander Group (“the Group” or “Santander Group”). Therefore, the Bank is obliged to prepare, in addition to its own separate financial statements, the Group’s consolidated financial statements, which also include the interests in joint ventures and investments in associates.

The Group’s consolidated financial statements for 2014 were approved by the shareholders at the Bank’s annual general meeting on 27 March 2015. The Group’s consolidated financial statements for 2015 were approved by the shareholders at the Bank’s annual general meeting on 18 March 2016. The 2016 consolidated financial statements of the Group and the 2016 financial statements of the Bank and of substantially all the Group companies have not been approved yet by their shareholders at the respective annual general meetings. However, the Bank’s Board of Directors considers that the aforementioned financial statements will be approved without any changes.

b)	Basis of presentation of the consolidated financial statements

Under Regulation (EC) no. 1606/2002 of the European Parliament and of the Council of 19 July 2002 all companies governed by the law of an EU Member State and whose securities are admitted to trading on a regulated market of any Member State must prepare their consolidated financial statements for the years beginning on or after 1 January 2005 in conformity with the International Financial Reporting Standards (“IFRSs”) previously adopted by the European Union (“EU-IFRSs”).

In order to adapt the accounting system of Spanish credit institutions to the new standards, the Bank of Spain issued Circular 4/2004, of 22 December on Public and Confidential Financial Reporting Rules and Formats.

The Group’s consolidated financial statements for 2016 were formally prepared by the Bank’s directors (at the board meeting on 21 February 2017) in accordance with International Financial Reporting Standards as adopted by the European Union and with Bank of Spain Circular 4/2004 and Spanish corporate and commercial law applicable to the Group, using the basis of consolidation, accounting policies and measurement bases set forth in Note 2 to these consolidated financial statements and, accordingly, they present fairly the Group’s equity and financial position at 31 December 2016 and the consolidated results of its operations, the consolidated recognised income and expense, the changes in its consolidated equity and the consolidated cash flows in 2016. These consolidated financial statements were prepared from the accounting records kept by the Bank and by the other Group entities, and include the adjustments and reclassifications required to unify the accounting policies and measurement bases applied by the Group.

The notes to the consolidated financial statements contain supplementary information to that presented in the consolidated balance sheet, consolidated income statement, consolidated statement of recognised income and expense, consolidated statement of changes in total equity and consolidated statement of cash flows. The notes provide, in a clear, relevant, reliable and comparable manner, narrative descriptions and breakdowns of these financial statements.

Adoption of new standards and interpretations issued

The following standards came into force and were adopted by the European Union in 2016:

•

Disclosure Initiative (Amendments to IAS 1) (obligatory for annual reporting periods beginning on or after 1 January 2016, early application permitted)—the main objective of these amendments is to improve financial statement presentation and disclosures. To this end, the amendments introduce certain qualifications relating to materiality, aggregation and disaggregation of items and the structure of the notes.

•

Amendments to IAS 16 and IAS 38—Clarification of acceptable methods of depreciation and amortisation (obligatory for annual reporting periods beginning on or after 1 January 2016, early application permitted)—these amendments clarify that when an item of property, plant and equipment or an intangible asset is accounted for using the revaluation model, the total gross carrying amount of the asset is adjusted in a manner that is consistent with the revaluation of the carrying amount of the asset, so that the accumulated depreciation or amortisation is equal to the difference between the gross carrying amount and the carrying amount of the asset after revaluation (after taking into account any impairment losses).

•

Amendments to IASs 16 and 41—bearer Plants (obligatory for annual reporting periods beginning on or after 1 January 2016, early application permitted)—under these amendments, plants of this nature are now within the scope of IAS 16 and must be accounted for in the same way as property, plant and equipment rather than at their fair value.

•

Amendments to IAS 27—Equity method in separate financial statements (obligatory for annual reporting periods beginning on or after 1 January 2016, early application permitted)—these amendments permit the use of the equity method as an option in the separate financial statements of an entity for accounting for investments in subsidiaries, joint ventures and associates.

•

Amendments to IFRS 11—Accounting for acquisitions of interests in joint operations (obligatory for annual reporting periods beginning on or after 1 January 2016, early application permitted)—these amendments specify how to account for the acquisition of an interest in a joint operation in which the activity of the joint operation constitutes a business.

•

Improvements to IFRSs, 2012-2014 cycle (obligatory for reporting periods beginning on or after 1 January 2016, early application permitted)—these improvements introduce minor amendments to IFRS 5, IFRS 7, IAS 19 and IAS 34.

•

IFRS 10 (Modification), IFRS 12 (Modification) and IAS 28 (Modification) Investment entities: Applying the exception to consolidation—These amendments clarify three aspects on the application of the requirement for investment entities to value subsidiaries at fair value instead of consolidating them. The proposed modifications:

•	Confirm that the exception to present consolidated financial statements continues to apply to the subsidiaries of an investment entity that are themselves controlling entities;

•	Clarify when a controlling investment entity should consolidate a subsidiary that provides services related to the investment rather than valuing that subsidiary at fair value; and

•	Simplify the application of the equity method for an entity which is not itself an investment entity but which has a stake in an associate that is an investment entity.

•

Amendments to IAS 19, Employee benefits—defined benefit plans: Employee contributions—these amendments allow employee contributions to be deducted from the service cost in the same period in which they are paid, provided certain requirements are met, without having to perform calculations to attribute the reduction to each year of service.

•	Improvements to IFRSs, 2010-2012 cycle—these improvements introduce minor amendments to IFRS 2, IFRS 3, IFRS 8, IAS 16, IAS 24 and IAS 38.

The application of the aforementioned accounting standards did not have any material effects on the Group’s consolidated financial statements.

Also, at the date of preparation of these consolidated financial statements, the following amendments with an effective date subsequent to 31 December 2016 were in force:

•

IFRS 9, Financial Instruments: Classification and Measurement, Hedge Accounting and Impairment (obligatory for reporting periods beginning on or after January 1, 2018). IFRS 9 defined the financial asset and certain non-financial assets purchases agreements classification and measurement model changes requirements. The main aspects included in the new standard are:

(a)

Classification of financial instruments: The criterion for classifying financial assets will depend both on their business management model and the features of the contractual flows. Consequently, the asset will be measured at amortised cost, at fair value with changes in other comprehensive income (equity), or at fair value with changes in profit and loss for the period. IFRS 9 also establishes the option of designating an instrument at fair value with changes in Profit and loss under certain conditions. The main activity of Santander Group is the concession of retail banking operations and does not concentrate its exposure on complex financial products. The main objective of the Group is to achieve a homogeneous implementation of the classification of financial instruments of the portfolios established under IFRS 9 and, for this purpose, it has developed standardized guidelines to enable a homogeneous analysis in all of its units. The Group is currently implementing an analysis of its portfolios under the mentioned guidelines in order to identify and classify the financial instruments into their corresponding portfolio under IFRS 9.

Based on the analysis currently being carried out, the Group expects that:

•	Financial assets classified as loans and held to maturity portfolios under IAS 39 will generally continue to be classified at amortised cost;

•

Available for sale debt instruments will continue to be classified at fair value with changes reported in other comprehensive income or at amortised cost; nevertheless, some of these assets will be classified at fair value, with changes reported in profit and loss for the year.

Available for sale capital instruments will be classified at fair value, with changes reported in profit and loss for the year, unless the Group decides, for non-trading assets, to classify at fair value, with changes reported in other comprehensive income (irrevocably).

IAS 39 financial liabilities classification and measurement criteria remains substantially under IFRS 9. Nevertheless, in most cases, the changes in the fair value of financial liabilities designated at fair value with changes reported in profit and loss for the year, due to the entity credit risk, will be classified on other comprehensive income.

(b)

Credit risk impairment model: The most important new development compared with the current model is that the new accounting standard introduces the concept of expected loss, whereas the current model (IAS 39) is based on incurred loss.

•

Scope of application: The IFRS 9 asset impairment model is applicable to financial assets valued at amortised cost, to debt instruments valued at fair value through other comprehensive income, to leasing receivables, and to contingent risks and commitments not valued at fair value.

•

Application of practical expedients under IFRS 9: IFRS 9 contains a set of practical expedients that might be used by the entities to facilitate its implementation. However, in order to achieve full and high quality implementation of the standard, considering industry best practices, these practical solutions will not be widely used:

•

Rebuttable presumption that the credit risk has increased significantly when payments are more than 30 days past due: this threshold will be used as an additional—but not primary—indicator of significant risk increase.

•	Financial instruments that have low credit risk at the reporting date.

•

Impairment estimation methodology: The portfolio of financial instruments subject to impairment will be divided into three categories, based on the phase of each instrument with regard to its level of credit risk:

•

Phase 1: a financial instrument will be considered to be in this phase where there has been no significant increase in risk since its initial recognition. In this case, the value correction will reflect expected credit losses arising from defaults over the 12 months from the reporting date.

•

Phase 2: financial instruments are included in this phase when there has been a significant increase in risk since the date of initial recognition, but the impairment has not materialised. In this case, the value correction for losses will reflect the expected losses from defaults over the residual life of the financial instrument. The existence of a significant increase in credit risk will be determined by considering the quantitative indicators used in the ordinary management of credit risk, together with other qualitative variables, such as the indication of whether refinanced transactions are considered non-impaired and transactions included in special debt sustainability agreements.

•

Phase 3: financial instruments are catalogued in this phase when they show effective signs of impairment as a result of one or more events that have already occurred that will result in a loss. In this case, the amount of the value correction will reflect the expected losses for credit risk over the expected residual life of the financial instrument.

The methodology required for quantification of expected loss for credit events will be based on an unbiased and weighted consideration of the occurrence of a range of possible future scenarios that could impact the collection of contractual cash flows, taking into account the time-value of money, all available information relevant to past events, and current conditions and projections of macroeconomic factors deemed relevant to the estimation of this amount (e.g. GNP, house pricing, unemployment rate, etc.).

In estimating the parameters used in the expected loss calculation (EAD, PD, LGD and discount rate), the Group leverages its experience of developing internal models for calculating parameters for regulatory and management purposes. The Group is aware of the differences between such models and regulatory requirements for provisions. As a result, it is focusing on preparing for, and adapting to, such requirements as it develops its IFRS 9 models.

•

Definition of default: it is consistent with the definition of default used by the Group. IFRS 9 does not define default, but contains a rebuttable presumption that default has occurred when an exposure is greater than 90 days past due.

•

Use of present, past and future information: both the measurement and the classification of the expected credit losses require a high degree of judgment and estimations that must consider information about past events and current conditions as well as forecasts of future events. In this sense, our estimations of expected losses consider multiple macroeconomic scenarios which probability will be assessed considering past event, the current situation and future trends of macroeconomic factors such as gross domestic product and unemployment rates. This information will be the input to assess the significant increases in credit risk using also PD estimations. The Group currently uses forward-looking information in internal management and regulatory processes, considering several scenarios. In this sense, the Group will leverage its experience in the management of such information and maintain consistency with the information used in the other processes.

•

Impairment recording: The main change with respect to the current standard related to assets measured at fair value with changes in other comprehensive income. For these assets, the portion of the changes in fair value due to expected credit losses will be recorded at the current profit and loss account while the rest will be recorded in other comprehensive income.

(c)

Hedge accounting: IFRS 9 includes new hedge accounting requirements which have a twofold objective: to simplify current requirements, and to bring hedge accounting in line with risk management, so allowing there to be a greater variety of derivative financial instruments which may be considered to be hedging instruments. Furthermore, additional breakdowns are required providing useful information regarding the effect which hedge accounting has on financial statements and also on the entity’s risk management strategy. According to the analysis performed until now, the Group expects to maintain the application of IAS 39 in hedge accounting.

Transition

European Union has already endorsed IFRS 9. The criteria established by this rule for the classification, measurement and impairment of financial assets, will be applied in a retrospective way adjusting the first opening balances in the first application date.

The Group is evaluating the effects of IFRS 9 application. Once this evaluation is finished, the Group will communicate the expected impact when a reliable estimation can be made, expected to be prior to the end 2017.

IFRS 9 application could suppose a loan impairment increase and a longer variability in the Group future results.

IFRS 9 implementation strategy

The Group has established a global workstream with the aim of adapting its processes to the new classification standards for financial instruments, accounting of hedges and estimating credit risk impairment, so that such processes are applicable in a uniform way for all Group units, and, at the same time, can be adapted to each unit’s individual features.

Accordingly, the Group is working towards defining an objective internal model and analysing all the changes which are needed to adapt accounting classifications and credit risk impairment estimation models in force in each unit to the previous definitions.

In principle, the governance structure currently implemented at both corporate level and in each one of the units, complies with the requirements set out in the new standards.

Regarding the governance structure, the Group has set up a regular committee to manage the project governance structure, and a task force which is responsible for its tasks, and also assuring that the pertinent responsible teams take part.

Hence, the main divisions involved in the project at the highest level, and which are thus represented in the project governance bodies, are Risks, Financial Accounting & Control and Technology and Operations. Both the Internal Audit division and the External Auditor are also involved in the project, having shared the implementation plan and keeping regular meetings about the status of the project.

The project’s main phases and milestones

During this exercise, the Group has successfully completed the design and development phase of the implementation plan. The major milestones achieved include:

•	Complete the definition of functional requirements as well as the design of an operational model adapted to the requirements of IFRS 9.

•	Development a training plan for all the staff who could be involved or impacted with the standards application.

•	At the IT environment, the technological needs have been identified as well as the necessary adaptations to the existing control environment.

The Group is currently in the implementation phase of the models and requirements defined.

The objective of the Group at this stage is to ensure an efficient implementation, optimizing its resources as well as the designs elaborated in previous stages.

Once the implementation phase is completed, the Group will test the effective performance of the model through several simulations and ensuring that the transition to the new operating model meets the objectives established in the previous phases.

This last stage includes the parallel execution of the provisions calculation, as a complement to the internal simulations that the Group has been carrying out during the different phases of the project and to the participation of the Group in the different impact assessments that the regulators have carried out.

The Audit Committee is aware of the project and its relevance to the Group and is expected to follow up the project to its final implementation.

•

IFRS 15, Revenue from Contracts with Customers (obligatory for annual reporting periods beginning on or after 1 January 2018)—the new standard on the recognition of revenue from contracts with customers. It supersedes the following standards and interpretations currently in force: IAS 18, Revenue; IAS 11, Construction Contracts; IFRIC 13, Customer Loyalty Programmes; IFRIC 15, Agreements for the Construction of Real Estate; IFRIC 18, Transfers of Assets from Customers; and SIC-31, Revenue-Barter Transactions Involving Advertising Services. Under IFRS 15, an entity recognises revenue in accordance with the core principle of the standard by applying the following five steps: identify the contract(s) with a customer; identify the performance obligations in the contract; determine the transaction price; allocate the transaction price to the performance obligations identified in the contract; and recognise revenue when (or as) the entity satisfies a performance obligation.

At the current date, the Group is assessing the possible impacts derived from these new standards.

Lastly, at the date of preparation of these consolidated financial statements, the following standards which effectively come into force after 31 December 2016 had not yet been adopted by the European Union:

•

IFRS 16 Leases (obligatory for annual reporting periods beginning on or after 1 January 2019)—this new standard on leases supersedes IAS 17. IFRS 16 will modify the accounting model that lessees currently use introducing a single lessee accounting model without distinguishing between finance leases and operating leases. Under this model, the lessee is required to recognise, for each leased asset, a right-of-use asset and a lease liability.

In compliance with IFRS 16 a lessee may elect to account for lease payments of operating leases as an expense on a straight-line basis over the lease term, or another systematic basis, for both, leases with a lease term of 12 months or less and containing no purchase options and leases where the underlying asset has a new value less than 5.000 $. The exception for short term leases must be applied to groups of assets, whereas the exception for low value leases can be applied asset by asset. For those leases where this exception does not apply the lessee will recognise a right-of-use and a lease liability, which may therefore cause fluctuations in significant ratios and related metrics.

When applying IFRS 16, the Group, from a lessee point of view, shall take a series of accounting decisions that will have an impact in the recognisable assets and liabilities amounts and, thus, in the financial ratios. The decisions we are referring to are associated with the choice of an alternative upon first-time application, since IFRS 16 allows alternative accounting treatments.

The Standard allows three different alternatives upon first-time application; choosing one or another may not only cause differences during the first year of implementation but also in subsequent ones, like in any implementation process.

Option 1 consists of applying IFRS 16 with full retrospective effect, reperforming the comparative information as if the standard had been applicable to the active lease agreements since they were recognised. (Full retrospective appliance, in compliance with IAS 8).

In option 2 comparative information is not restated. Alternatively, option 2 allows to recognise the cumulative effect of initially applying IFRS 16 as an adjustment to opening equity at the date of initial application, 1 January, 2019.

Regarding leases that were previously considered to be operating leases, liabilities on 1 January, 2019 are measured discounting the residual future cash flows by using the interest rate of the lessor’s debt at the date of first adoption. Assets are measured likewise (adjusting the amount for any impairment or accrual previous to the date of first adoption).

In relation with leases that were previously considered to be finance leases, assets and liabilities recognised under IAS 17 remain this way.

Option 3 is similar to option 2, but with the difference that assets are measured on 1 January, 2019 as if the new accounting policy had always been applied from the commencement of the lease (discounting the cash flows at the interest rate at the date of first adoption). Assets are measured at the beginning and, on 1 January, 2019 the amount that remains to be amortized is analyzed. The difference between assets and liabilities is recognised against reserves on 1 January, 2019.

Sale&Lease Back operations previous to the date of entry into force of this standard, will not have retrospective effect in regards with the recognition of the gain at the commencement of the operation.

The criteria that IFRS 16 sets out for Sale&Lease Back operations, therefore, will not be applicable. In contrast, they will be registered as if they were operating lease operations under IFRS 16.

•

Amendments to IFRS 10 and IAS 28, Sale or contribution of assets between an investor and its associate or joint venture (without a defined mandatory effective date)—these amendments establish that a gain or loss must be recognised for the full amount when the transaction involves assets that constitute a business (whether the business is housed in a subsidiary or not). When the transaction involves assets that do not constitute a business, a partial gain or loss is recognised, even if these assets are housed in a subsidiary.

•

Modification of IAS 12 Recognition of deferred tax assets for unrealised losses. —A deferred taxes asset will be recognised for all the deductible temporary differences only to the extent that it is probable taxable profit will be available against which the temporary difference will be utilised, unless the deferred tax asset arises from the initial recognition of an asset or liability in a transaction such that: (a) it is not a business combination; and (b) at the time it was performed it does not affect either the accounting or the taxable profit (loss).

•

Modification of IAS 7 Information disclosure initiative. —The standard rules that an entity shall provide disclosures that enable users of financial statements to assess changes in liabilities arising from financing activities, including both, those derived from financing cash flows and those that do not involve cash flows.

•

Clarifications to IFRS 15 Revenue from contracts with Customers. —The Standard rules that at the commencement of a contract, an entity shall assess the goods or services promised in a contract with a customer and shall identify performance obligations on the basis of each transfer compromise with the client: (a) a good or service (or a group of goods or services) that are different; or (b) a series of different goods or services that are substantially equal and have the same transfer pattern to the client.

•

Modification to the IFRS 2 Classification and measurement of share-based payment transactions—The amendments address the following areas: (a) Accounting for the effects that the requirements for the consolidation of the grant have in cash-settled share-based payment transactions. (b) Classification of share-based payment transactions with net settlement features for the tax withholding obligations; and (c) Accounting for modifications of share-based payment transactions terms and conditions from cash-settled to equity-settled payment transactions.

•	Modification to the IFRS 4 by applying IFRS 9 Financial instruments with IFRS 4 Insurance contracts.

•	Annual Improvements to IFRS Standards 2014-2016 Cycle—Contains minor amendments to IFRS 1, IFRS 12 and IAS 28.

•

New interpretation to IFRIC 22 on Foreign currency transactions and advance considerations—When an entity reports a payment of advance consideration in order to recognise the profits associated to the income statement, it shall recognise both the consideration received as a non-monetary liability (deferred income or contract liabilities) in the statement of financial position at the exchange rate obtained according to the IAS 21 The Effects of changes in foreign exchange rates.

When the deferred incomes are subsequently recognised in the income statement as incomes, the issue is raised on whether its measurement should reflect: the amount at which the deferred income was originally recognised, namely, when the consideration was originally received; or the consideration amount received is translated to the existing exchange rate on the date when the non-monetary element is generated as income in the income statement, generating an exchange gain or loss that reflects the difference between the amount of the consideration translated to (i) the exchange rate in force in the moment of its receipt and (ii) to the exchange rate I force when it is recognised in the income statement as a profit or loss.

•	Modification of IAS 40 regarding Transfers of investment properties—Changes are made to the existing requirements or provide with some additional guidance on the implementation of such requirements.

The Group is currently analysing the possible effects of these new standards and interpretations.

All accounting policies and measurement bases with a material effect on the consolidated financial statements for 2016 were applied in their preparation.

c)	Use of critical estimates

The consolidated results and the determination of consolidated equity are sensitive to the accounting policies, measurement bases and estimates used by the directors of the Bank in preparing the consolidated financial statements. The main accounting policies and measurement bases are set forth in Note 2.

In the consolidated financial statements estimates were occasionally made by the senior management of the Bank and of the consolidated entities in order to quantify certain of the assets, liabilities, income, expenses and obligations reported herein. These estimates, which were made on the basis of the best information available, relate basically to the following:

•	The impairment losses on certain assets (see Notes 6, 7, 8, 10, 12, 13, 16, 17 and 18);

•	The assumptions used in the actuarial calculation of the post-employment benefit liabilities and commitments and other obligations (see Note 25);

•	The useful life of the tangible and intangible assets (see Notes 16 and 18);

•	The measurement of goodwill arising on consolidation (see Note 17);

•	The calculation of provisions and the consideration of contingent liabilities (see Note 25);

•	The fair value of certain unquoted assets and liabilities (see Notes 6, 7, 8, 9, 10, 11, 20, 21 and 22); and

•	The recoverability of deferred tax assets (see Note 27).

Although these estimates were made on the basis of the best information available at 2016 year-end, future events might make it necessary to change these estimates (upwards or downwards) in coming years. Changes in accounting estimates would be applied prospectively, recognising the effects of the change in estimates in the related consolidated income statement.

d)	Information relating to 2015 and 2014

On 19 November, 2015, Circular 5/2015, of 28 October, of the National Securities Market Commission, which adapts the models established in Annex II of Circular 1/2008, dated 30 January, for the credit entities, to the new models provided for in Circular 5/2014 of 28 November, of the Bank of Spain, for the years beginning on or after 1 January 2016. The adaptation of the Circular has modified the breakdown and presentation of certain headings in the financial statements, without these changes being significant. The information for the years 2015 and 2014 has been re-classified under this Circular in a way that is comparative.

As required by the applicable accounting standards, the balances relating to the segment reporting disclosed in Note 52 for the year ended 31 December 2014 were adjusted with respect to those shown in the consolidated financial statements for 2016 and 2015, as a result of the amendments to the management and presentation criteria mentioned in that note.

In 2014 the Group recognised the effects of the accounting changes introduced by the application of IFRIC 21, Levies, which amended the accounting for the contributions made by Santander UK to the Financial Services Compensation Scheme, as well as for those made by the Spanish financial institutions in the Group to the Deposit Guarantee Fund. The consolidated statements of changes in total equity for 2014 includes the impact on equity at the beginning of each of those years arising from the retrospective application of the aforementioned interpretation, which gave rise to a reduction in equity of EUR 260 million at 1 January 2014 .

Therefore, the information for the years ending to 2015 and 2014 contained in these notes to the consolidated financial statements is presented with the information relating to 2016 for comparison purposes only.

In order to interpret the changes in the balances with respect to December 2016, it is necessary to take into consideration the exchange rate effect arising from the volume of foreign currency balances held by the Group in view of its geographic diversity (see Note 51.b) and the impact of the appreciation/depreciation of the various currencies against the euro in 2016, based on the exchange rates at the end of 2016: Mexican peso (-13.12%), US dollar (+3.28%), Brazilian real (+25.69%), sterling pound (-14.28%), Chilean peso (+9.35%) and Polish zloty (-3.32%).

e)	Capital management

i. Regulatory and economic capital

The Group’s capital management is performed at regulatory and economic levels.

The aim is to secure the Group’s solvency and guarantee its economic capital adequacy and its compliance with regulatory requirements, as well as an efficient use of capital.

To this end, the regulatory and economic capital figures and their associated metrics RORWA (return on risk-weighted assets), RORAC return on risk-adjusted capital and value creation of each business unit- are generated, analysed and reported to the relevant governing bodies on a regular basis.

Within the framework of the internal capital adequacy assessment process (Pillar II of the Basel Capital Accord), the Group uses an economic capital measurement model with the objective of ensuring that there is sufficient capital available to support all the risks of its activity in various economic scenarios, with the solvency levels agreed upon by the Group; at the same time the Group assesses, also in the various scenarios, whether it meets the regulatory capital ratio requirements.

In order to adequately manage the Group’s capital, it is essential to estimate and analyse future needs, in anticipation of the various phases of the business cycle. Projections of regulatory and economic capital are made based on the budgetary information (balance sheet, income statement, etc.) and the macroeconomic scenarios defined by the Group’s economic research service. These estimates are used by the Group as a reference when planning the management actions (issues, securitisations, etc.) required to achieve its capital targets.

In addition, certain stress scenarios are simulated in order to assess the availability of capital in adverse situations. These scenarios are based on sharp fluctuations in macroeconomic variables (GDP, interest rates, housing prices, etc.) that mirror historical crisis that could happen again or plausible but unlikely stress situations.

Following is a brief description of the regulatory capital framework to which Santander Group is subject.

In December 2010 the Basel Committee on Banking Supervision published a new global regulatory framework for international capital standards (Basel III) which strengthened the requirements of the previous frameworks, known as Basel I, Basel II and Basel 2.5, and other requirements additional to Basel II (Basel 2.5), by enhancing the quality, consistency and transparency of the capital base and improving risk coverage. On 26 June 2013 the Basel III legal framework was included in European law through Directive 2013/36 (CRD IV), repealing Directives 2006/48 and 2006/49, and through Regulation 575/2013 on prudential requirements for credit institutions and investment firms (CRR).

The CRD IV was transposed into Spanish legislation through Law 10/2014 on the regulation, supervision and capital adequacy of credit institutions, and its subsequent implementing regulations contained in Royal Decree-Law 84/2015. The CRR is directly applicable in EU Member States as from 1 January 2014 and repeals all lower-ranking rules providing for additional capital requirements.

The CRR establishes a phase-in that will permit a progressive adaptation to the new requirements in the European Union. These phase-in arrangements were incorporated into Spanish regulations through the approval of Royal Decree-Law 14/2013 and Bank of Spain Circular 2/2014. They affect both the new deductions and the issues and items of own funds which cease to be eligible as such under this new regulation. In March 2016, the European Central Bank published Regulation 2016/445/UE that modifies some of the phase-in dates applicable to Group. The capital buffers provided for in CRD IV are also subject to phase-in; they are applicable for the first time in 2016 and must be fully implemented by 2019.

The Basel regulatory framework is based on three pillars. Pillar I sets out the minimum capital requirements to be met, and provides for the possibility of using internal ratings and models (the Advanced Internal Ratings-Based (AIRB) approach) in the calculation of risk-weighted exposures. The aim is to render regulatory requirements more sensitive to the risks actually borne by entities in carrying on their business activities. Pillar II establishes a supervisory review system to improve internal risk management and internal capital adequacy assessment based on the risk profile. Lastly, Pillar III defines the elements relating to disclosures and market discipline.

At 31 December 2016 the Group met the minimum capital requirements established by current legislation (Note 54).

ii. Plan for the roll-out of advanced approaches and authorisation from the supervisory authorities

The Group intends to adopt, over the next few years, the advanced internal ratings-based (AIRB) approach under Basel II for substantially all its banks, until the percentage of exposure of the loan portfolio covered by this approach exceeds 90%. The commitment assumed before the supervisor still implies the adaptation of advanced models within the ten key markets where Santander Group operates.

Accordingly, the Group continued in 2016 with the project for the progressive implementation of the technology platforms and methodological improvements required for the roll-out of the AIRB approach for regulatory capital calculation purposes at the various Group units.

To date the Group has obtained authorisation from the supervisory authorities to use the AIRB approach for the calculation of regulatory capital requirements for credit risk for the Parent and the main subsidiaries in Spain, the United Kingdom and Portugal, as well as for certain portfolios in Germany, Mexico, Brazil, Chile, the Nordic countries (Norway, Sweden and Finland), France and the United States.

In 2016 approval was obtained for the portfolios of the former IFIC unit integrated in Santander Totta (Portugal) and the Bank is awaiting the conclusion of the supervisor validation process for Sovereign and Institutions portfolios from Chile, Mortgages and most part of the Revolving from Santander Consumer Germany, as well as retail portfolio from PSA UK.

As regards the other risks explicitly addressed under Basel Pillar I, the Group is authorized to use its internal model for market risk for its treasury trading activities in Spain, Chile, Portugal and Mexico.

For the purpose of calculating regulatory capital for operational risk, Santander Group has been applying the standardised approach provided for under the European Capital Requirements Directive. On January 2016 the European Central Bank authorized the use of the Alternative Standardised Approach to calculate the capital requirements at consolidated level for operational risk at Banco Santander (Brasil), S.A..

f)	Environmental impact

In view of the business activities carried on by the Group entities, the Group does not have any environmental liability, expenses, assets, provisions or contingencies that might be material with respect to its consolidated equity, financial position or results. Therefore, no specific disclosures relating to environmental issues are included in these consolidated financial statements.

g)	Events after the reporting period

No significant events occurred from 1 January 2017 to the date on which these consolidated financial statements were authorized for issue.

2.	Accounting policies

The accounting policies applied in preparing the consolidated financial statements were as follows:

a)	Foreign currency transactions

i.	Presentation currency

The Bank’s functional and presentation currency is the euro. Also, the presentation currency of the Group is the euro.

ii.	Translation of foreign currency balances

Foreign currency balances are translated to euros in two consecutive stages:

•	Translation of foreign currency to the presentation currency (currency of the main economic environment in which the entity operates); and

•	Translation to euros of the balances held in the functional currencies of entities whose functional currency is not the euro.

Translation of foreign currency to the presentation currency

Foreign currency transactions performed by consolidated entities (or entities accounted for using the equity method) not located in EMU countries are initially recognised in their respective currencies. Monetary items in foreign currency are subsequently translated to their functional currencies using the closing rate.

Furthermore:

•	Non-monetary items measured at historical cost are translated to the presentation currency at the exchange rate at the date of acquisition.

•	Non-monetary items measured at fair value are translated at the exchange rate at the date when the fair value was determined.

•

Income and expenses are translated at the average exchange rates for the year for all the transactions performed during the year. When applying this criterion, the Group considers whether there have been significant changes in the exchange rates in the year which, in view of their materiality with respect to the consolidated financial statements taken as a whole, would make it necessary to use the exchange rates at the transaction date rather than the aforementioned average exchange rates.

•

The balances arising from non-hedging forward foreign currency/foreign currency and foreign currency/euro purchase and sale transactions are translated at the closing rates prevailing in the forward foreign currency market for the related maturity.

Translation of functional currencies to euros

The balances in the financial statements of consolidated entities (or entities accounted for using the equity method) whose functional currency is not the euro are translated to euros as follows:

•	Assets and liabilities, at the closing rates.

•	Income and expenses, at the average exchange rates for the year.

•	Equity items, at the historical exchange rates.

iii. Recognition of exchange differences

The exchange differences arising on the translation of foreign currency balances to the presentation currency are generally recognised at their net amount under Exchange differences in the consolidated income statement, except for exchange differences arising on financial instruments at fair value through profit or loss, which are recognised in the consolidated income statement without distinguishing them from other changes in fair value, and for exchange differences arising on non-monetary items measured at fair value through equity, which are recognised under Other comprehensive income—Items that may be reclassified to profit or loss—Exchange differences.

The exchange differences arising on the translation to euros of the financial statements denominated in functional currencies other than the euro are recognised in Other comprehensive income—Items that may be reclassified to profit or loss- Exchange differences in the consolidated balance sheet, whereas those arising on the translation to euros of the financial statements of entities accounted for using the equity method are recognised in equity under Other comprehensive income—Items that may be reclassified to profit or loss and Items not reclassified to profit or loss—Other recognised income and expense of investments in subsidiaries, joint ventures and associates, until the related item is derecognised, at which time they are recognised in profit or loss, unless it is not part of items not reclassified to profit or loss.

Exchange differences arising on actuarial gains or losses when converting to euros the financial statements denominated in the functional currencies of entities whose functional currency is different from the euro are recognised under equity—Other comprehensive income—Items not reclassified to profit or loss—Actuarial gains or (-) losses on defined benefit pension plans.

iv. Entities located in hyperinflationary economies

At 31 December 2016, 2015 and 2014 none of the functional currencies of the consolidated entities and associates located abroad related to hyperinflationary economies as defined by International Financial Reporting Standards as adopted by the European Union. Accordingly, at the end of the last three reporting periods it was not necessary to adjust the financial statements of any of the consolidated entities or associates to correct for the effect of inflation.

v. Exposure to foreign currency risk

The Group hedges a portion of its long-term foreign currency positions using foreign exchange derivative financial instruments (see Note 36). Also, the Group manages foreign currency risk dynamically by hedging its short-term position (with a potential impact on profit or loss) in order to limit the impact of currency depreciations while optimising the cost of financing the hedges.

The following tables show the sensitivity of consolidated profit and consolidated equity to the changes in the foreign currency positions resulting from all the Group’s foreign currency items caused by 1% variations in the various foreign currencies in which the Group has material balances.

The estimated effect on the consolidated equity attributable to the Group and on consolidated profit of a 1% appreciation of the euro against the corresponding currency is as follows:

	Millions of euros
	Effect on consolidated equity			Effect on consolidated profit
Currency	2016	2015	2014	2016	2015	2014
US dollar	(187.1)	(167.2)	(114.6)	(4.5)	(8.7)	(14.9)
Chilean peso	(27.9)	(23.7)	(23.3)	(4.2)	(5.0)	(6.2)
Pound sterling	(184.9)	(194.2)	(195.0)	(10.0)	(13.0)	(12.6)
Mexican peso	(16.2)	(19.7)	(18.1)	(5.4)	(5.9)	(6.7)
Brazilian real	(122.3)	(93.1)	(138.9)	(6.3)	(13.6)	(3.5)
Polish zloty	(31.5)	(32.8)	(34.1)	(3.3)	(3.9)	(3.8)

Similarly, the estimated effect on the Group’s consolidated equity and on consolidated profit of a 1% depreciation of the euro against the corresponding currency is as follows:

Currency	Millions of euros
	Effect on consolidated equity			Effect on consolidated profit
	2016	2015	2014	2016	2015	2014
US dollar	190.8	170.5	117.0	4.5	8.8	15.2
Chilean peso	28.4	24.1	23.8	4.3	5.1	6.4
Pound sterling	188.7	198.2	198.9	10.2	13.2	12.8
Mexican peso	16.5	20.1	18.5	5.5	6.0	6.8
Brazilian real	124.7	94.9	141.8	6.5	13.8	3.6
Polish zloty	32.1	33.4	34.8	3.3	4.0	3.9

The foregoing data were obtained as follows:

a.

Effect on consolidated equity: in accordance with the accounting policy detailed in Note 2.a.iii, the exchange differences arising on the translation to euros of the financial statements in the functional currencies of the Group entities whose functional currency is not the euro are recognised in consolidated equity. The possible effect that a change in the exchange rates of the related currency would have on the Group’s consolidated equity was therefore determined by applying the aforementioned change to the net value of each unit’s assets and liabilities -including, where appropriate, the related goodwill- and by taking into consideration the offsetting effect of the hedges of net investments in foreign operations.

b.

Effect on consolidated profit: the effect was determined by applying the fluctuations in the average exchange rates used for the year, as indicated in Note 2.a.ii, to translate to euros the income and expenses of the consolidated entities whose functional currency is not the euro, taking into consideration, where appropriate, the offsetting effect of the various hedging transactions in place.

The estimates used to obtain the foregoing data were performed considering the effects of the exchange rate fluctuations in isolation from the effect of the performance of other variables whose changes would affect equity and profit or loss, such as variations in the interest rates of the reference currencies or other market factors. Accordingly, all variables other than the exchange rate fluctuations were kept constant with respect to their positions at 31 December 2016, 2015 and 2014.

b)	Basis of consolidation

i.	Subsidiaries

Subsidiaries are defined as entities over which the Bank has the capacity to exercise control; the Bank controls an entity when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

The financial statements of the subsidiaries are fully consolidated with those of the Bank. Accordingly, all balances and effects of the transactions between consolidated companies are eliminated on consolidation.

On acquisition of control of a subsidiary, its assets, liabilities and contingent liabilities are recognised at their acquisition-date fair values. Any positive differences between the acquisition cost and the fair values of the identifiable net assets acquired are recognised as goodwill (see Note 17). Negative differences are recognised in profit or loss on the date of acquisition.

Additionally, the share of third parties of the Group’s equity is presented under Non-controlling interests in the consolidated balance sheet (see Note 28). Their share of the profit for the year is presented under Profit attributable to non-controlling interests in the consolidated income statement.

The results of subsidiaries acquired during the year are included in the consolidated income statement from the date of acquisition to year-end. Similarly, the results of subsidiaries for which control is lost during the year are included in the consolidated income statement from the beginning of the year to the date of disposal.

At 31 December 2016 the Group controlled the following companies in which it held an ownership interest of less than 50% of the share capital: (i) Luri 1, S.A. and (ii) Luri 2, S.A, also the structured consolidated entities. The percentage ownership interests in the aforementioned companies were 31% and 30%, respectively (see Appendix I). Although the Group holds less than half the voting power, it manages and, as a result, exercises control over these entities. The company object of the first two entities is the acquisition of real estate and other general operations relating thereto, including rental, and the purchase and sale of properties; the company object of the latter entity is the provision of payment services.

The impact of the consolidation of these companies on the Group’s consolidated financial statements is immaterial.

The Appendices contain significant information on the subsidiaries.

ii. Interests	in joint ventures

Joint ventures are deemed to be entities that are not subsidiaries but which are jointly controlled by two or more unrelated entities. This is evidenced by contractual arrangements whereby two or more parties have interests in entities so that decisions about the relevant activities require the unanimous consent of all the parties sharing control.

In the consolidated financial statements, investments in joint ventures are accounted for using the equity method, i.e. at the Group’s share of net assets of the investee, after taking into account the dividends received therefrom and other equity eliminations. The profits and losses resulting from transactions with a joint venture are eliminated to the extent of the Group’s interest therein.

At 31 December 2016, the Group exercised joint control of Luri 3, S.A., despite holding 10% of its share capital. This decision is based on the Group’s presence on the company’s Board of Directors, in which the agreement of all members is required for decision-making.

The Appendices contain significant information on the joint ventures.

iii. Associates

Associates are entities over which the Bank is in a position to exercise significant influence, but not control or joint control. It is presumed that the Bank exercises significant influence if it holds 20% or more of the voting power of the investee.

In the consolidated financial statements, investments in associates are accounted for using the equity method, i.e. at the Group’s share of net assets of the investee, after taking into account the dividends received therefrom and other equity eliminations. The profits and losses resulting from transactions with an associate are eliminated to the extent of the Group’s interest in the associate.

There are certain investments in entities which, although the Group owns 20% or more of their voting power, are not considered to be associates because the Group is not in a position to exercise significant influence over them. These investments are not significant for the Group and are recognised under Financial assets available-for-sale.

The Appendices contain significant information on the associates.

iv.	Structured entities

When the Group incorporates entities, or holds ownership interests therein, to enable its customers to access certain investments, or for the transfer of risks or other purposes (also called structured entities since the voting or similar power is not a key factor in deciding who controls the entity), the Group determines, using internal criteria and procedures and taking into consideration the applicable legislation, whether control (as defined above) exists and, therefore, whether these entities should be consolidated. Specifically, for those entities to which this policy applies (mainly investment funds and pension funds), the Group analyses the following factors:

•	Percentage of ownership held by the Group; 20% is established as the general threshold.

•	Identification of the fund manager, and verification as to whether it is a company controlled by the Group since this could affect the Group’s ability to direct the relevant activities.

•	Existence of agreements between investors that might require decisions to be taken jointly by the investors, rather than by the fund manager.

•

Existence of currently exercisable removal rights (possibility of removing the manager from his position) since the existence of such rights might limit the manager’s power over the fund, and it may be concluded that the manager is acting as an agent of the investors.

•

Analysis of the fund manager’s remuneration regime, taking into consideration that a remuneration regime that is proportionate to the service rendered does not, generally, create exposure of such importance as to indicate that the manager is acting as the principal. Conversely, if the remuneration regime is not proportionate to the service rendered, this might give rise to an exposure that would lead the Group to a different conclusion.

These structured entities also include the securitisation special purpose vehicles (“SPV”), which are consolidated in the case of the SPVs over which, being exposed to variable yield, it is considered that the Group continues to exercise control.

The exposure associated with unconsolidated structured entities are not material with respect to the Group’s consolidated financial statements.

v.	Business combinations

A business combination is the bringing together of two or more separate entities or economic units into one single entity or group of entities.

Business combinations whereby the Group obtains control over an entity are recognised for accounting purposes as follows:

•

The Group measures the cost of the business combination, which is normally the consideration transferred, defined as the acquisition-date fair values of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity instruments issued, if any, by the acquirer. In cases where the amount of the consideration to be transferred has not been definitively established at the acquisition date, but rather depends on future events, any contingent consideration is recognised as part of the consideration transferred and measured at its acquisition-date fair value; also, acquisition-related costs do not for these purposes form part of the cost of the business combination.

•

The fair values of the assets, liabilities and contingent liabilities of the acquired entity or business, including any intangible assets which might not have been recognised by the acquiree, are estimated and recognised in the consolidated balance sheet; the Group also estimates the amount of any non-controlling interests and the fair value of the previously held equity interest in the acquiree.

•

Any positive difference between the aforementioned items is recognised as discussed in Note 2.m. Any negative difference is recognised under Gains from bargain purchases arising in business combinations in the consolidated income statement.

Goodwill is only measured and recognised once, when control of a business is obtained.

vi.	Changes in the levels of ownership interests in subsidiaries

Acquisitions and disposals not giving rise to a change in control are recognised as equity transactions, and no gain or loss is recognised in the income statement and the initially recognised goodwill is not remeasured. The difference between the consideration transferred or received and the decrease or increase in non-controlling interests, respectively, is recognised in reserves.

Similarly, when control over a subsidiary is lost, the assets, liabilities and non-controlling interests and any other items recognised in Other Comprehensive income of that company are derecognised from the consolidated balance sheet, and the fair value of the consideration received and of any remaining equity interest is recognised. The difference between these amounts is recognised in profit or loss.

vii.	Acquisitions and disposals

Note 3 provides information on the most significant acquisitions and disposals in 2016, 2015 and 2014.

c)	Definitions and classification of financial instruments

i.	Definitions

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

An equity instrument is a contract that evidences a residual interest in the assets of the issuing entity after deducting all of its liabilities.

A financial derivative is a financial instrument whose value changes in response to the change in an observable market variable (such as an interest rate, foreign exchange rate, financial instrument price, market index or credit rating), whose initial investment is very small compared with other financial instruments with a similar response to changes in market factors, and which is generally settled at a future date.

Hybrid financial instruments are contracts that simultaneously include a non-derivative host contract together with a derivative, known as an embedded derivative, that is not separately transferable and has the effect that some of the cash flows of the hybrid contract vary in a way similar to a stand-alone derivative.

Compound financial instruments are contracts that simultaneously create for their issuer a financial liability and an own equity instrument (such as convertible bonds, which entitle their holders to convert them into equity instruments of the issuer).

The preference shares contingently convertible into ordinary shares eligible as Additional Tier 1 capital (“CCPSs”) -perpetual preference shares, which may be repurchased by the issuer in certain circumstances, the interest on which is discretionary, and would convert into a variable number of newly issued ordinary shares if the capital ratio of the Bank or its consolidated group falls below a given percentage (trigger event), as those two terms are defined in the related issue prospectuses- are recognised for accounting purposes by the Group as compound instruments. The liability component reflects the issuer’s obligation to deliver a variable number of shares and the equity component reflects the issuer’s discretion in relation to the payment of the related coupons. In order to effect the initial allocation, the Group estimates the fair value of the liability as the amount that would have to be delivered if the trigger event were to occur immediately and, accordingly, the equity component, calculated as the residual amount, is zero. In view of the aforementioned discretionary nature of the payment of the coupons, they are deducted directly from equity.

The following transactions are not treated for accounting purposes as financial instruments:

•	Investments in associates and joint ventures (see Note 13).

•	Rights and obligations under employee benefit plans (see Note 25).

•	Rights and obligations under insurance contracts (see Note 15).

•	Contracts and obligations relating to employee remuneration based on own equity instruments (see Note 34).

ii.	Classification of financial assets for measurement purposes

Financial assets are initially classified into the various categories used for management and measurement purposes, unless they have to be presented as Non-current assets held for sale or they relate to Cash, cash balances at Central Banks and other deposits on demand, Changes in the fair value of hedged items in portfolio hedges of interest rate risk (asset side), Hedging derivatives and Investments, which are reported separately.

Financial assets are included for measurement purposes in one of the following categories:

•

Financial assets held for trading (at fair value through profit or loss): This category includes financial assets acquired for the purpose of generating a profit in the near term from fluctuations in their prices and financial derivatives that are not designated as hedging instruments.

•

Financial assets designated at fair value through profit or loss: This category includes hybrid financial assets not held for trading that are measured entirely at fair value and financial assets not held for trading that are included in this category in order to provide more relevant information, either because this eliminates or significantly reduces recognition or measurement inconsistencies (accounting mismatches) that would otherwise arise from measuring assets or liabilities or recognising the gains or losses on them on different bases, or because a group of financial assets or financial assets and liabilities is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the group is provided on that basis to the Group’s key management personnel. Financial assets may only be included in this category on the date they are acquired or originated.

•

Financial assets available-for-sale: This category includes debt instruments not classified as Held-to-maturity investments, Loans and receivables or Financial assets at fair value through profit or loss, and equity instruments issued by entities other than subsidiaries, associates and joint ventures, provided that such instruments have not been classified as Financial assets held for trading or as Financial assets designated at fair value through profit or loss.

•

Loans and receivables: This category includes the investment arising from ordinary lending activities, such as the cash amounts of loans drawn down and not yet repaid by customers or the deposits placed with other institutions, whatever the legal instrument, unquoted debt securities and receivables from the purchasers of goods, or the users of services, constituting part of the Group’s business.

The consolidated entities generally intend to hold the loans and credits granted by them until their final maturity and, therefore, they are presented in the consolidated balance sheet at their amortised cost (which includes any reductions required to reflect the estimated losses on their recovery).

•

Investments held-to-maturity: This category includes debt instruments with fixed maturity and with fixed or determinable payments, for which the Group has both the intention and proven ability to hold to maturity.

iii.	Classification of financial assets for presentation purposes

Financial assets are classified by nature into the following items in the consolidated balance sheet:

•	Cash, cash balances at Central Banks and other deposits on demand: Cash balances and balances receivable on demand relating to deposits with central banks and credit institutions.

•

Loans and advances: Includes the debit balances of all credit and loans granted by the Group, other than those represented by securities, as well as finance lease receivables and other debit balances of a financial nature in favour of the Group, such as cheques drawn on credit institutions, balances receivable from clearing houses and settlement agencies for transactions on the stock exchange and organised markets, bonds given in cash, capital calls, fees and commissions receivable for financial guarantees and debit balances arising from transactions not originating in banking transactions and services, such as the collection of rentals and similar items. They are classified, on the basis of the institutional sector to which the debtor belongs, into:

•	Central Banks: Credit of any nature, including deposits and money market operations received from the Bank of Spain or other central banks.

•	Credit institutions: Credit of any nature, including deposits and money market operations, in the name of credit institutions.

•	Customers: Includes the remaining credit, including money market operations through central counterparties.

•	Debt instruments: Bonds and other securities that represent a debt for their issuer, that generate an interest return, and that are in the form of certificates or book entries.

•

Equity instruments: Financial instruments issued by other entities, such as shares, which have the nature of equity instruments for the issuer, other than investments in subsidiaries, joint ventures or associates. Investment fund units are included in this item.

•	Derivatives: Includes the fair value in favour of the Group of derivatives which do not form part of hedge accounting, including embedded derivatives separated from hybrid financial instruments.

•

Changes in the fair value of hedged items in portfolio hedges of interest rate risk: This item is the balancing entry for the amounts credited to the consolidated income statement in respect of the measurement of the portfolios of financial instruments which are effectively hedged against interest rate risk through fair value hedging derivatives.

•

Hedging derivatives: Includes the fair value in favour of the Group of derivatives, including embedded derivatives separated from hybrid financial instruments, designated as hedging instruments in hedge accounting.

iv.	Classification of financial liabilities for measurement purposes

Financial liabilities are initially classified into the various categories used for management and measurement purposes, unless they have to be presented as Liabilities associated with non-current assets held for sale or they relate to Hedging derivatives or Changes in the fair value of hedged items in portfolio hedges of interest rate risk (liability side), which are reported separately.

Financial liabilities are included for measurement purposes in one of the following categories:

•

Financial liabilities held for trading (at fair value through profit or loss): This category includes financial liabilities incurred for the purpose of generating a profit in the near term from fluctuations in their prices, financial derivatives not designated as hedging instruments, and financial liabilities arising from the outright sale of financial assets acquired under reverse repurchase agreements (“reverse repos”) or borrowed (short positions).

•

Financial liabilities designated at fair value through profit or loss: Financial liabilities are included in this category when they provide more relevant information, either because this eliminates or significantly reduces recognition or measurement inconsistencies (accounting mismatches) that would otherwise arise from measuring assets or liabilities or recognising the gains or losses on them on different bases, or because a group of financial liabilities or financial assets and liabilities is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the group is provided on that basis to the Group’s key management personnel. Liabilities may only be included in this category on the date when they are incurred or originated.

•

Financial liabilities at amortised cost: financial liabilities, irrespective of their instrumentation and maturity, not included in any of the above-mentioned categories which arise from the ordinary borrowing activities carried on by financial institutions.

v.	Classification of financial liabilities for presentation purposes

Financial liabilities are classified by nature into the following items in the consolidated balance sheet:

•

Deposits: Includes all repayable balances received in cash by the Group, other than those instrumented as marketable securities and those having the substance of subordinated liabilities (amount of the loans received, which for credit priority purposes are after common creditors), except for the debt instruments . This item also includes cash bonds and cash consignments received the amount of which may be invested without restriction. Deposits are classified on the basis of the creditor’s institutional sector into:

•	Centrals banks: Deposits of any nature, including credit received and money market operations received from the Bank of Spain or other central banks.

•	Credit institutions: Deposits of any nature, including credit received and money market operations in the name of credit institutions.

•	Customer: Includes the remaining deposits, including money market operations through central counterparties.

•

Marketable debt securities: Includes the amount of bonds and other debt represented by marketable securities, other than those having the substance of subordinated liabilities (amount of the loans received, which for credit priority purposes are after common creditors, and includes the amount of the financial instruments issued by the Group which, having the legal nature of capital, do not meet the requirements to qualify as equity, such as certain preferred shares issued). This item includes the component that has the consideration of financial liability of the securities issued that are compound financial instruments.

•

Derivatives: Includes the fair value, with a negative balance for the Group, of derivatives, including embedded derivatives separated from the host contract, which do not form part of hedge accounting.

•	Short positions: includes the amount of financial liabilities arising from the outright sale of financial assets acquired under reverse repurchase agreements or borrowed.

•

Other financial liabilities: Includes the amount of payment obligations having the nature of financial liabilities not included in other items, and liabilities under financial guarantee contracts, unless they have been classified as non-performing.

•

Changes in the fair value of hedged items in portfolio hedges of interest rate risk: This item is the balancing entry for the amounts charged to the consolidated income statement in respect of the measurement of the portfolios of financial instruments which are effectively hedged against interest rate risk through fair value hedging derivatives.

•

Hedging derivatives: Includes the fair value of the Group’s liability in respect of derivatives, including embedded derivatives separated from hybrid financial instruments, designated as hedging instruments in hedge accounting.

d)	Measurement of financial assets and liabilities and recognition of fair value changes

In general, financial assets and liabilities are initially recognised at fair value which, in the absence of evidence to the contrary, is deemed to be the transaction price. Financial instruments not measured at fair value through profit or loss are adjusted by the transaction costs. Financial assets and liabilities are subsequently measured at each year-end as follows:

i.	Measurement of financial assets

Financial assets are measured at fair value, without deducting any transaction costs that may be incurred on their disposal, except for loans and receivables, investments held-to-maturity, unquoted equity instruments which cannot be reliably measured and financial derivatives that have those equity instruments as their underlying and are settled by delivery of those instruments.

The fair value of a financial instrument on a given date is taken to be the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The most objective and common reference for the fair value of a financial instrument is the price that would be paid for it on an active, transparent and deep market (quoted price or market price). At 31 December 2016 there were no significant investments in quoted financial instruments that had ceased to be recognised at their quoted price because their market could not be deemed to be active.

If there is no market price for a given financial instrument, its fair value is estimated on the basis of the price established in recent transactions involving similar instruments and, in the absence thereof, of valuation techniques commonly used by the international financial community, taking into account the specific features of the instrument to be measured and, particularly, the various types of risk associated with it.

All derivatives are recognised in the balance sheet at fair value from the trade date. If the fair value is positive, they are recognised as an asset and if the fair value is negative, they are recognised as a liability. The fair value on the trade date is deemed, in the absence of evidence to the contrary, to be the transaction price. The changes in the fair value of derivatives from the trade date are recognised in Gains/losses on financial assets and liabilities held for trading (net) in the consolidated income statement. Specifically, the fair value of financial derivatives traded in organised markets included in the portfolios of financial assets or liabilities held for trading is deemed to be their daily quoted price and if, for exceptional reasons, the quoted price cannot be determined on a given date, these financial derivatives are measured using methods similar to those used to measure OTC derivatives.

The fair value of OTC derivatives is taken to be the sum of the future cash flows arising from the instrument, discounted to present value at the date of measurement (present value or theoretical close) using valuation techniques commonly used by the financial markets: net present value (NPV), option pricing models and other methods.

Loans and receivables and Investments held-to-maturity are measured at amortised cost using the effective interest method. Amortised cost is understood to be the acquisition cost of a financial asset or liability plus or minus, as appropriate, the principal repayments and the cumulative amortisation (taken to the consolidated income statement) of the difference between the initial cost and the maturity amount. In the case of financial assets, amortised cost also includes any reduction for impairment or uncollectibility. In the case of loans and receivables hedged in fair value hedges, the changes in the fair value of these assets related to the risk or risks being hedged are recognised.

The effective interest rate is the discount rate that exactly matches the carrying amount of a financial instrument to all its estimated cash flows of all kinds over its remaining life. For fixed rate financial instruments, the effective interest rate coincides with the contractual interest rate established on the acquisition date plus, where applicable, the fees and transaction costs that, because of their nature, form part of their financial return. In the case of floating rate financial instruments, the effective interest rate coincides with the rate of return prevailing in all connections until the next benchmark interest reset date.

Unquoted equity instruments which cannot be reliably measured in a sufficiently objective manner and financial derivatives that have those instruments as their underlying and are settled by delivery of those instruments are measured at acquisition cost adjusted, where appropriate, by any related impairment loss.

The amounts at which the financial assets are recognised represent, in all material respects, the Group’s maximum exposure to credit risk at each reporting date. Also, the Group has received collateral and other credit enhancements to mitigate its exposure to credit risk, which consist mainly of mortgage guarantees, cash collateral, equity instruments and personal security, assets leased out under finance lease and full-service lease agreements, assets acquired under repurchase agreements, securities loans and credit derivatives.

ii.	Measurement of financial liabilities

In general, financial liabilities are measured at amortised cost, as defined above, except for those included under Financial liabilities held for trading and Financial liabilities designated at fair value through profit or loss and financial liabilities designated as hedged items (or hedging instruments) in fair value hedges, which are measured at fair value.

iii.	Valuation techniques

The following table shows a summary of the fair values, at the end of 2016, 2015 and 2014, of the financial assets and liabilities indicated below, classified on the basis of the various measurement methods used by the Group to determine their fair value:

	Millions of euros
	2016			2015			2014
	Published price quotations in active Markets (Level 1)	Internal Models (Level 2 and 3)	Total	Published price quotations in active Markets (Level 1)	Internal Models (Level 2 and 3)	Total	Published price quotations in active Markets (Level 1)	Internal Models (Level 2 and 3)	Total
Financial assets held for trading	64,259	83,928	148,187	65,849	80,497	146,346	67,319	80,774	148,093

Financial assets designated at fair value through profit or loss	3,220	28,389	31,609	3,244	41,799	45,043	3,670	39,003	42,673
Financial assets available-for-sale (1)	89,563	25,862	115,425	92,284	27,962	120,246	90,149	23,455	113,604
Hedging derivatives (assets)	216	10,161	10,377	271	7,456	7,727	26	7,320	7,346
Financial liabilities held for trading	20,906	87,859	108,765	17,058	88,160	105,218	17,409	92,383	109,792

Financial liabilities designated at fair value through profit or loss	—	40,263	40,263	—	54,768	54,768	—	62,317	62,317
Hedging derivatives (liabilities)	9	8,147	8,156	400	8,537	8,937	226	7,029	7,255
Liabilities under insurance contracts	—	652	652	—	627	627	—	713	713

(1)

In addition to the financial instruments measured at fair value shown in the foregoing table, at 31 December 2016, 2015 and 2014, the Group held equity instruments classified as Financial assets available-for-sale and carried at cost amounting to EUR 1,349 million, EUR 1,790 million and EUR 1,646 million, respectively (see Note 51.c).

The financial instruments at fair value determined on the basis of published price quotations in active markets (Level 1) include government debt securities, private-sector debt securities, derivatives traded in organised markets, securitised assets, shares, short positions and fixed-income securities issued.

In cases where price quotations cannot be observed, management makes its best estimate of the price that the market would set, using its own internal models. In most cases, these internal models use data based on observable market parameters as significant inputs (Level 2) and, in very specific cases, they use significant inputs not observable in market data (Level 3). In order to make these estimates, various techniques are employed, including the extrapolation of observable market data. The best evidence of the fair value of a financial instrument on initial recognition is the transaction price, unless the fair value of the instrument can be obtained from other market transactions performed with the same or similar instruments or can be measured by using a valuation technique in which the variables used include only observable market data, mainly interest rates.

The Group has developed a formal process for the systematic valuation and management of financial instruments, which has been implemented worldwide across all the Group’s units. The governance scheme for this process distributes responsibilities between two independent divisions: Treasury (development, marketing and daily management of financial products and market data) and Risk (on a periodic basis, validation of pricing models and market data, computation of risk metrics, new transaction approval policies, management of market risk and implementation of fair value adjustment policies).

The approval of new products follows a sequence of steps (request, development, validation, integration in corporate systems and quality assurance) before the product is brought into production. This process ensures that pricing systems have been properly reviewed and are stable before they are used.

The following subsections set forth the most important products and families of derivatives, and the related valuation techniques and inputs, by asset class:

Fixed income and inflation

The fixed income asset class includes basic instruments such as interest rate forwards, interest rate swaps and cross currency swaps, which are valued using the net present value of the estimated future cash flows discounted taking into account basis swap and cross currency spreads determined on the basis of the payment frequency and currency of each leg of the derivative. Vanilla options, including caps, floors and swaptions, are priced using the Black&Scholes model, which is one of the benchmark industry models. More exotic derivatives are priced using more complex models which are generally accepted as standard across institutions.

These pricing models are fed with observable market data such as deposit interest rates, futures rates, cross currency swap and constant maturity swap rates, and basis spreads, on the basis of which different yield curves, depending on the payment frequency, and discounting curves are calculated for each currency. In the case of options, implied volatilities are also used as model inputs. These volatilities are observable in the market for cap and floor options and swaptions, and interpolation and extrapolation of volatilities from the quoted ranges are carried out using generally accepted industry models. The pricing of more exotic derivatives may require the use of non-observable data or parameters, such as correlation (among interest rates and cross-asset), mean reversion rates and prepayment rates, which are usually defined from historical data or through calibration.

Inflation-related assets include zero-coupon or year-on-year inflation-linked bonds and swaps, valued with the present value method using forward estimation and discounting. Derivatives on inflation indices are priced using standard or more complex bespoke models, as appropriate. Valuation inputs of these models consider inflation-linked swap spreads observable in the market and estimations of inflation seasonality, on the basis of which a forward inflation curve is calculated. Also, implied volatilities taken from zero-coupon and year-on-year inflation options are also inputs for the pricing of more complex derivatives.

Equity and foreign exchange

The most important products in these asset classes are forward and futures contracts; they also include vanilla, listed and OTC (Over-The-Counter) derivatives on single underlying assets and baskets of assets. Vanilla options are priced using the standard Black-Scholes model and more exotic derivatives involving forward returns, average performance, or digital, barrier or callable features are priced using generally accepted industry models or bespoke models, as appropriate. For derivatives on illiquid stocks, hedging takes into account the liquidity constraints in models.

The inputs of equity models consider yield curves, spot prices, dividends, asset funding costs (repo margin spreads), implied volatilities, correlation among equity stocks and indices, and cross-asset correlation. Implied volatilities are obtained from market quotes of European and American-style vanilla call and put options. Various interpolation and extrapolation techniques are used to obtain continuous volatility for illiquid stocks. Dividends are usually estimated for the mid and long term. Correlations are implied, when possible, from market quotes of correlation-dependent products. In all other cases, proxies are used for correlations between benchmark underlyings or correlations are obtained from historical data.

The inputs of foreign exchange models include the yield curve for each currency, the spot foreign exchange rate, the implied volatilities and the correlation among assets of this class. Volatilities are obtained from European call and put options which are quoted in markets as at-the-money, risk reversal or butterfly options. Illiquid currency pairs are usually handled by using the data of the liquid pairs from which the illiquid currency can be derived. For more exotic products, unobservable model parameters may be estimated by fitting to reference prices provided by other non-quoted market sources.

Credit

The most common instrument in this asset class is the credit default swap (CDS), which is used to hedge credit exposure to third parties. In addition, models for first-to-default (FTD), n-to-default (NTD) and single-tranche collateralised debt obligation (CDO) products are also available. These products are valued with standard industry models, which estimate the probability of default of a single issuer (for CDS) or the joint probability of default of more than one issuer for FTD, NTD and CDO.

Valuation inputs are the yield curve, the CDS spread curve and the recovery rate. For indices and important individual issuers, the CDS spread curve is obtained in the market. For less liquid issuers, this spread curve is estimated using proxies or other credit-dependent instruments. Recovery rates are usually set to standard values. For listed single-tranche CDO, the correlation of joint default of several issuers is implied from the market. For FTD, NTD and bespoke CDO, the correlation is estimated from proxies or historical data when no other option is available.

Valuation adjustment for counterparty risk or default risk

The Credit valuation adjustment (CVA) is a valuation adjustment to OTC derivatives as a result of the risk associated with the credit exposure assumed to each counterparty.

The CVA is calculated taking into account potential exposure to each counterparty in each future period. The CVA for a specific counterparty is equal to the sum of the CVA for all the periods. The following inputs are used to calculate the CVA:

•

Expected exposure: Including for each transaction the mark-to-market (MtM) value plus an add-on for the potential future exposure for each period. Mitigating factors such as collateral and netting agreements are taken into account, as well as a temporary impairment factor for derivatives with interim payments.

•	LGD: percentage of final loss assumed in a counterparty credit event/default.

•

Probability of default: for cases where there is no market information (the CDS quoted spread curve, etc.), proxies based on companies holding exchange-listed CDS, in the same industry and with the same external rating as the counterparty, are used.

•	Discount factor curve.

The debit valuation adjustment (DVA) is a valuation adjustment similar to the CVA but, in this case, it arises as a result of the Group’s own risk assumed by its counterparties in OTC derivatives.

The CVA at 31 December 2016 amounted to EUR 643.9 million (-24.3% less than 2015) and DVA amounted to EUR 390.2 million (-26.5%). The reductions are due to a generalised fall in credit spread.

In addition, the Group amounts the funding fair value adjustment (FFVA); FFVA is calculated by applying future market funding spreads to the expected future funding exposure of any uncollateralised component of the OTC derivative portfolio. This includes the uncollateralised component of collateralised derivatives in addition to derivatives that are fully uncollateralised. The expected future funding exposure is calculated by a simulation methodology, where available. The FFVA impact is not material for the consolidated financial statements as of 31 December 2016.

Valuation adjustments due to model risk

The valuation models described above do not involve a significant level of subjectivity, since they can be adjusted and recalibrated, where appropriate, through internal calculation of the fair value and subsequent comparison with the related actively traded price. However, valuation adjustments may be necessary when market quoted prices are not available for comparison purposes.

The sources of risk are associated with uncertain model parameters, illiquid underlying issuers, poor quality market data or missing risk factors (sometimes the best available option is to use limited models with controllable risk). In these situations, the Group calculates and applies valuation adjustments in accordance with common industry practice. The main sources of model risk are described below:

In the fixed income markets, the sources of model risk include bond index correlations, basis spread modelling, the risk of calibrating model parameters and the treatment of near-zero or negative interest rates. Other sources of risk arise from the estimation of market data, such as volatilities or yield curves, whether used for estimation or cash flow discounting purposes.

In the equity markets, the sources of model risk include forward skew modelling, the impact of stochastic interest rates, correlation and multi-curve modelling. Other sources of risk arise from managing hedges of digital callable and barrier option payments. Also worthy of consideration as sources of risk are the estimation of market data such as dividends and correlation for quanto and composite basket options.

For specific financial instruments relating to home mortgage loans secured by financial institutions in the UK (which are regulated and partially financed by the Government) and property asset derivatives, the main input is the Halifax House Price Index (HPI). In these cases, risk assumptions include estimations of the future growth and the volatility of the HPI, the mortality rate and the implied credit spreads.

Inflation markets are exposed to model risk resulting from uncertainty around modelling the correlation structure among various CPI rates. Another source of risk may arise from the bid-offer spread of inflation-linked swaps.

The currency markets are exposed to model risk resulting from forward skew modelling and the impact of stochastic interest rate and correlation modelling for multi-asset instruments. Risk may also arise from market data, due to the existence of specific illiquid foreign exchange pairs.

The most important source of model risk for credit derivatives relates to the estimation of the correlation between the probabilities of default of different underlying issuers. For illiquid underlying issuers, the CDS spread may not be well defined.

Set forth below are the financial instruments at fair value whose measurement was based on internal models (Levels 2 and 3) at 31 December 2016, 2015 and 2014:

	Millions of euros
	Fair values calculated using internal models at 31/12/16
	Level 2	Level 3	Valuation techniques	Main assumptions
ASSETS:	146,991	1,349
Financial assets held for trading	83,587	341
Credit institutions	3,220	—	Present Value Method	Yield curves, FX market prices
Customers (a)	9,504	—	Present Value Method	Yield curves, FX market prices
Debt and equity instruments	798	40	Present Value Method	Yield curves, HPI, FX market prices
Derivatives	70,065	301
Swaps	53,499	55	Present Value Method, Gaussian Copula (b)	Yield curves, FX market prices, Basis, Liquidity
Exchange rate options	524	2	Black-Scholes Model	Yield curves, Volatility surfaces, FX market prices, Liquidity
Interest rate options	5,349	173	Black’s Model, Heath-Jarrow-Morton Model	Yield curves, Volatility surfaces, FX market prices, Liquidity, Correlation
Interest rate futures	1,447	—	Present Value Method	Yield curves, FX market prices
Index and securities options	1,725	26	Black-Scholes Model	Yield curves, Volatility surfaces, FX & EQ market prices, Dividends, Correlation, Liquidity, HPI
Other	7,521	45	Present Value Method, Monte Carlo simulation and other	Yield curves, Volatility surfaces, FX market prices, Other
Hedging derivatives	10,134	27
Swaps	9,737	27	Present Value Method	FX market prices, Yield curves, Basis
Exchange rate options	—	—	Black-Scholes Model	FX market prices, Yield curves, Volatility surfaces
Interest rate options	13	—	Black’s Model	FX market prices, Yield curves, Volatility surfaces
Other	384	—	N/A	N/A
Financial assets designated at fair value through profit or loss	28,064	325
Credit institutions	10,069	—	Present Value Method	FX market prices, Yield curves
Customers (c)	17,521	74	Present Value Method	FX market prices, Yield curves, HPI
Debt and equity instruments	474	251	Present Value Method	FX market prices, Yield curves
Financial assets available-for-sale	25,206	656
Debt and equity instruments	25,206	656	Present Value Method	FX market prices, Yield curves
LIABILITIES:	136,835	86
Financial liabilities held for trading	87,790	69
Central banks	1,351	—	Present Value Method	FX market prices, Yield curves
Credit institutions	44	—	Present Value Method	FX market prices, Yield curves
Customers	9,996	—	Present Value Method	FX market prices, Yield curves
Debt securities issues	—	—	Present Value Method	Yield curves, HPI, FX market prices
Derivatives	73,481	69
Swaps	57,103	1	Present Value Method, Gaussian Copula (b)	FX market prices, Yield curves, Basis, Liquidity, HPI
Exchange rate options	413	—	Black-Scholes Model	FX market prices, Yield curves, Volatility surfaces, Liquidity
Interest rate options	6,485	21	Black’s Model, Heath-Jarrow-Morton Model	FX market prices, Yield curves, Volatility surfaces, Liquidity, Correlation
Index and securities options	1,672	46	Black-Scholes Model	FX & EQ market prices, Yield curves, Volatility surfaces, Dividends, Correlation, Liquidity, HPI
Interest rate and equity futures	1,443	—	Present Value Method	FX & EQ market prices, Yield curves
Other	6,365	1	Present Value Method, Monte Carlo simulation and other	FX market prices, Yield curves, Volatility surfaces, Other
Short positions	2,918	—	Present Value Method	FX & EQ market prices, Yield curves
Hedging derivatives	8,138	9
Swaps	6,676	9	Present Value Method	FX market prices, Yield curves, Basis
Exchange rate options	—	—	Black-Scholes Model	FX market prices, Yield curves
Interest rate options	10	—	Black’s Model	FX market prices, Yield curves
Other	1,452	—	N/A	N/A
Financial liabilities designated at fair value through profit or loss	40,255	8	Present Value Method	FX market prices, Yield curves
Liabilities under insurance contracts	652	—	See Note 15

	Millions of euros				Valuation techniques
	Fair values calculated using internal models at
	31/12/15		31/12/14
	Level 2	Level 3	Level 2	Level 3
ASSETS:	155,233	2,481	147,965	2,587
Financial assets held for trading	79,547	950	79,583	1,191
Credit institutions	1,352	—	1,020	—	Present Value Method
Customers (a)	6,081	—	2,921	—	Present Value Method
Debt and equity instruments	650	43	1,768	85	Present Value Method
Derivatives	71,464	907	73,874	1,106
Swaps	52,904	54	55,794	116	Present Value Method, Gaussian Copula (b)
Exchange rate options	1,005	—	1,000	—	Black-Scholes Model
Interest rate options	8,276	619	8,385	768	Black’s Model, Heath-Jarrow-Morton Model
Interest rate futures	84	—	132	—	Present Value Method
Index and securities options	1,585	120	2,420	111	Black-Scholes Model
Other	7,610	114	6,143	111	Present Value Method, Monte Carlo simulation and other
Hedging derivatives	7,438	18	7,320	—
Swaps	6,437	18	7,058	—	Present Value Method
Exchange rate options	—	—	40	—	Black-Scholes Model
Interest rate options	19	—	28	—	Black’s Model
Other	982	—	194	—	N/A
Financial assets designated at fair value through profit or loss	41,285	514	38,323	680
Credit institutions	26,403	—	28,592	—	Present Value Method
Customers (c)	14,213	81	8,892	78	Present Value Method
Debt and equity instruments	669	433	839	602	Present Value Method
Financial assets available-for-sale	26,963	999	22,739	716
Debt and equity instruments	26,963	999	22,739	716	Present Value Method
LIABILITIES:	151,768	324	161,890	552
Financial liabilities held for trading	87,858	302	91,847	536
Central banks	2,178	—	2,041	—	Present Value Method
Credit institutions	76	—	5,531	—	Present Value Method
Customers	9,187	—	5,544	—	Present Value Method
Debt securities issues	—	—	—	—	Present Value Method
Derivatives	74,893	302	76,644	536
Swaps	55,055	1	56,586	49	Present Value Method, Gaussian Copula (b)
Exchange rate options	901	—	1,033	—	Black-Scholes Model
Interest rate options	9,240	194	9,816	294	Black’s Model, Heath-Jarrow-Morton Model
Index and securities options	2,000	107	3,499	193	Black-Scholes Model
Interest rate and equity futures	101	—	165	—	Present Value Method
Other	7,596	—	5,545	—	Present Value Method, Monte Carlo simulation and other
Short positions	1,524	—	2,087	—	Present Value Method
Hedging derivatives	8,526	11	7,029	—
Swaps	7,971	11	6,901	—	Present Value Method
Exchange rate options	—	—	2	—	Black-Scholes Model
Interest rate options	12	—	14	—	Black’s Model
Other	543		112	—	N/A
Financial liabilities designated at fair value through profit or loss	54,757	11	62,301	16	Present Value Method
Liabilities under insurance contracts	627	—	713	—	See Note 15

(a)	Includes mainly short-term loans and reverse repurchase agreements with corporate customers (mainly brokerage and investment companies).
(b)

Includes credit risk derivatives with a net fair value of EUR—1 million at 31 December 2016 (31 December 2015 and 2014: positive net fair value of EUR 46 million and EUR 83 million, respectively). These assets and liabilities are measured using the Standard Gaussian Copula Model.

(c)

Includes home mortgage loans to financial institutions in the UK (which are regulated and partly financed by the Government). The fair value of these loans was obtained using observable market variables, including current market transactions with similar amounts and collateral facilitated by the UK Housing Association. Since the Government is involved in these financial institutions, the credit risk spreads have remained stable and are homogeneous in this sector. The results arising from the valuation model are checked against current market transactions.

Level 3 financial instruments

Set forth below are the Group’s main financial instruments measured using unobservable market data as significant inputs of the internal models (Level 3):

•

Instruments in Santander UK’s portfolio (loans, debt instruments and derivatives) linked to the House Price Index (HPI). Even if the valuation techniques used for these instruments may be the same as those used to value similar products (present value in the case of loans and debt instruments, and the Black-Scholes model for derivatives), the main factors used in the valuation of these instruments are the HPI spot rate, the growth and volatility thereof, and the mortality rates, which are not always observable in the market and, accordingly, these instruments are considered illiquid.

•

HPI spot rate: for some instruments the NSA HPI spot rate, which is directly observable and published on a monthly basis, is used. For other instruments where regional HPI rates must be used (published quarterly), adjustments are made to reflect the different composition of the rates and adapt them to the regional composition of Santander UK’s portfolio.

•

HPI growth rate: this is not always directly observable in the market, especially for long maturities, and is estimated in accordance with existing quoted prices. To reflect the uncertainty implicit in these estimates, adjustments are made based on an analysis of the historical volatility of the HPI, incorporating reversion to the mean.

•

HPI volatility: the long-term volatility is not directly observable in the market but is estimated on the basis of shorter-term quoted prices and by making an adjustment to reflect the existing uncertainty, based on the standard deviation of historical volatility over various time periods.

•	Mortality rates: these are based on published official tables and adjusted to reflect the composition of the customer portfolio for this type of product at Santander UK.

•

Illiquid CDOs and CLOs in the portfolio of the treasury unit in Madrid. These are measured by grouping together the securities by type of underlying (sector/country), payment hierarchy (prime, mezzanine, junior, etc.), and assuming forecast conditional prepayment rates (CPR) and default rates, adopting conservative criteria.

•

Derivatives on baskets of shares. These are measured using advanced local and stochastic volatility models, through Monte Carlo simulations; the main unobservable input is the correlation between the prices of the shares in each basket in question.

•	Callable interest rate Derivatives (Bermudan-style options) where the main unobservable input is mean reversion of interest rates.

In 2014 the Group reclassified to Level 3 the interest-rate derivatives with periodic call options and the options on baskets of listed shares. The reason for the reclassification was the greater significance in the fair value of the aforementioned financial instruments of the illiquidity in the inputs used (the mean reversion of interest rates and the correlations between the underlyings, respectively). These products relate almost exclusively to derivatives transactions performed as a service for the Group’s customers.

During 2016, the Group carried out a review of its financial instruments valuation processes with the purpose of increasing the observability of certain inputs and parameters used in its valuation techniques. As a result of this review, it has started to contribute prices of interest rate derivatives with the option of a clear type of discount for EUR and USD and correlations between pairs of shares to services of consensus pricing, which has allowed to incorporate the inputs obtained directly or inferred from instrument prices, in their internal valuation processes. As a consequence, those non-observable inputs (the parameter of the reversion to the average of the interest rates and the correlations between shares, respectively) used in the valuation of interest rate derivatives with the option of cancelling type EUR and USD and derivatives on Stock baskets have become measurable and considered observable parameters, and therefore, these products have been reclassified from Level 3 to Level 2.

The measurements obtained using the internal models might have been different if other methods or assumptions had been used with respect to interest rate risk, to credit risk, market risk and foreign currency risk spreads, or to their related correlations and volatilities. Nevertheless, the Bank’s directors consider that the fair value of the financial assets and liabilities recognised in the consolidated balance sheet and the gains and losses arising from these financial instruments are reasonable.

The net loss recognised in profit or loss in 2016 arising from models whose significant inputs are unobservable market data amounted EUR 60 million (2015 and 2014: EUR 28 million and a gain of EUR 302 million, respectively).

The table below shows the effect, at 31 December 2016 on the fair value of the main financial instruments classified as Level 3 of a reasonable change in the assumptions used in the valuation. This effect was determined by applying the probable valuation ranges of the main unobservable inputs detailed in the following table:

Portfolio / Instrument	Valuation technique	Main unobservable inputs	Range		Weighted average		Impacts (in millions of euros)
(Level 3)							Unfavourable scenario	Favourable scenario
Financial assets held for trading
Debt and equity instruments	Partial differential equations	Long-term volatility	27%-41%		40.37%		(0.01)	0.2
Derivatives	Present Value Method	Curves on TAB indices (*)	(a	)	(a	)	(1.7)	1.7
	Present Value Method, Modified Black-Scholes Model	HPI forward growth rate	0%-5%		2.79%		(34.8)	27.6
	Present Value Method, Modified Black-Scholes Model	HPI spot rate	n/a		747.48	(**)	(10.4)	10.4
	Standard Gaussian Copula Model	Probability of default	0%-5%		2.71%		(0.8)	0.9
Other financial assets designated at fair value through profit or loss
Customers	Probability-weighted set (per forecast mortality rates) of European HPI options, using the Black-Scholes model	HPI forward growth rate	0%-5%		2.84%		(8.0)	6.0
Debt and equity instruments	Probability-weighted set (per forecast mortality rates) of HPI forwards, using the present value model	HPI forward growth rate	0%-5%		2.79%		(39.7)	31.5
		HPI spot rate	n/a		747.48	(**)	(21.3)	21.3
Financial assets available-for-sale
Debt and equity instruments	Present Value Method and other	Default and prepayment rates, cost of capital, long-term earnings growth rate	(a	)	(a	)	—	—
Financial liabilities held for trading
Derivatives	Present Value Method, Modified Black-Scholes Model	HPI forward growth rate	0%-5%		2.71%		(9.9)	11.7
	Present Value Method, Modified Black-Scholes Model	HPI spot rate	n/a		702.11	(**)	(10.7)	10.9
	Present Value Method, Modified Black-Scholes Model	Curves on TAB indices (*)	(a	)	(a	)	—	—
Hedging derivatives (liabilities)	Advanced multi-factor interest rate models	Mean reversion of interest rates	0.0001-0.03		1.0%		—	—
Financial liabilities designated at fair value through profit or loss	—	—	—		—		(b )	(b	)

(*)

TAB: “Tasa Activa Bancaria” (Active Bank Rate). Average interest rates on 30-, 90-, 180- and 360-day deposits published by the Chilean Association of Banks and Financial Institutions (ABIF) in nominal currency (Chilean peso) and in real terms, adjusted for inflation (in Chilean unit of account (Unidad de Fomento—UF)).

(**)	There are national and regional HPIs. The HPI spot value is the weighted average of the indices that correspond to the positions of each portfolio. The impact reported is in response to a 10% shift.
(***)

Theoretical average value of the parameter. The change made for the favourable scenario is from 0.0001 to 0.03. An unfavourable scenario was not considered as there was no margin for downward movement from the parameter’s current level. The Group is also exposed, to a lesser extent, to this type of derivative in currencies other than the euro and, therefore, both the average and the range of the unobservable inputs are different. The impact in an unfavourable scenario would be losses of EUR 0.1 million.

(a)

The exercise was conducted for the unobservable inputs described in the Main unobservable inputs column under probable scenarios. The range and weighted average value used are not shown because the aforementioned exercise was conducted jointly for various inputs or variants thereof (e.g. the TAB input comprises vector-time curves, for which there are also nominal yield curves and inflation-indexed yield curves), and it was not possible to break down the results separately by type of input. In the case of the TAB curve the gain or loss is reported for changes of +/-100 b.p. for the total sensitivity to this index in Chilean pesos and UFs.

(b)

The Group calculates the potential effect on the valuation of each of these instruments on a joint basis, irrespective of whether their individual value is positive (asset) or negative (liability), and discloses the joint effect associated with the corresponding instruments classified on the asset side of the consolidated balance sheet.

Lastly, the changes in the financial instruments classified as Level 3 in 2016, 2015 and 2014 were as follows:

	2015	Changes								2016
Millions of euros	Fair value calculated using internal models (Level 3)	Purchases	Sales	Issues	Settlements	Changes in fair value recognised in profit or loss	Changes in fair value recognised in equity	Level reclassifications	Other	Fair value calculated using internal models (Level 3)
Financial assets held for trading	950	—	(157)	—	—	52	—	(489)	(15)	341
Debt and equity instruments	43	—	(5)	—	—	3	—	—	(1)	40
Derivatives	907	—	(152)	—	—	49	—	(489)	(14)	301
Swaps	54	—	—	—	—	(3)	—	—	4	55
Exchange rate options	—	—	—	—	—	2	—	—	—	2
Interest rate options	619	—	(52)	—	—	39	—	(433)	—	173
Index and securities options	120	—	(30)	—	—	(3)	—	(56)	(5)	26
Other	114	—	(70)	—	—	14	—	—	(13)	45
Hedging derivatives (Assets)	18	—	(4)	—	—	13	—	—	—	27
Swaps	18	—	(4)	—	—	13	—	—	—	27
Financial assets designated at fair value through profit or loss	514	—	(7)	—	(104)	6	—	(2)	(82)	325
Loans and advances to customers	81	—	—	—	—	5	—	—	(12)	74
Debt instruments	283	—	(7)	—	—	1	—	—	(40)	237
Equity instruments	150	—	—	—	(104)	—	—	(2)	(30)	14
Financial assets available-for-sale	999	37	(263)	—	(28)	—	(11)	(29)	(49)	656
TOTAL ASSETS	2,481	37	(431)	—	(132)	71	(11)	(520)	(146)	1,349
Financial liabilities held for trading	302	—	(34)	—	—	10	—	(199)	(10)	69
Derivatives	302	—	(34)	—	—	10	—	(199)	(10)	69
Swaps	1	—	—	—	—	—	—	—	—	1
Interest rate options	194	—	(19)	—	—	1	—	(155)	—	21
Index and securities options	107	—	(15)	—	—	8	—	(44)	(10)	46
Other	—	—	—	—	—	1	—	—	—	1
Hedging derivatives (Liabilities)	11	—	(3)	—	—	1	—	—	—	9
Swaps	11	—	(3)	—	—	1	—	—	—	9
Financial liabilities designated at fair value through profit or loss	11	—	—	—	—	—	—	—	(3)	8
TOTAL LIABILITIES	324	—	(37)	—	—	11	—	(199)	(13)	86

	2014	Changes								2015
Millions of euros	Fair value calculated using internal models (Level 3)	Purchases	Sales	Issues	Settlements	Changes in fair value recognised in profit or loss	Changes in fair value recognised in equity	Level reclassifications	Other	Fair value calculated using internal models (Level 3)
Financial assets held for trading	1,191	—	(272)	—	—	24	—	(2)	9	950
Debt and equity instruments	85	—	(38)	—	—	(3)	—	(2)	1	43
Derivatives	1,106	—	(234)	—	—	27	—	—	8	907
Swaps	116	—	(63)	—	—	2	—	—	(1)	54
Interest rate options	768	—	(119)	—	—	(28)	—	—	(2)	619
Index and securities options	111	—	(45)	—	—	51	—	—	3	120
Other	111	—	(7)	—	—	2	—	—	8	114
Hedging derivatives (Assets)	—	—	—	—	—	1	—	17	—	18
Swaps	—	—	—	—	—	1	—	17	—	18
Financial assets designated at fair value through profit or loss	680	7	(47)	—	—	(64)	—	—	(62)	514
Loans and advances to customers	78	—	(5)	—	—	2	—	—	6	81
Debt instruments and Equity instruments	602	7	(42)	—	—	(66)	—	—	(68)	433
Financial assets available-for-sale	716	18	(75)	—	(72)	—	271	139	2	999
TOTAL ASSETS	2,587	25	(394)	—	(72)	(39)	271	154	(51)	2,481
Financial liabilities held for trading	536	4	(230)	—	—	(15)	—	—	7	302
Derivatives	536	4	(230)	—	—	(15)	—	—	7	302
Swaps	49	—	(47)	—	—	(1)	—	—	—	1
Interest rate options	294	—	(71)	—	—	(30)	—	—	1	194
Index and securities options	193	4	(112)	—	—	16	—	—	6	107
Hedging derivatives (Liabilities)	—	—	(16)	—	—	8	—	5	14	11
Swaps	—	—	(16)	—	—	8	—	5	14	11
Financial liabilities designated at fair value through profit or loss	16	—	(9)	—	—	(4)	—	—	8	11
TOTAL LIABILITIES	552	4	(255)	—	—	(11)	—	5	29	324

	2013	Changes								2014
Millions of euros	Fair value calculated using internal models (Level 3)	Purchases	Sales	Issues	Settlements	Changes in fair value recognised in profit or loss	Changes in fair value recognised in equity	Level reclassifications	Other	Fair value calculated using internal models (Level 3)
Financial assets held for trading	282	182	(14)	—	—	167	—	575	(1)	1,191
Debt and equity instruments	50	4	(1)	—	—	—	—	32	—	85
Derivatives	232	178	(13)	—	—	167	—	543	(1)	1,106
Swaps	56	—	(2)	—	—	(14)	—	52	24	116
Exchange rate options	16	—	—	—	—	—	—	—	(16)	—
Interest rate options	—	162	(5)	—	—	257	—	359	(5)	768
Index and securities options	56	16	—	—	—	(100)	—	132	7	111
Other	104	—	(6)	—	—	24	—	—	(11)	111
Financial assets designated at fair value through profit or loss	510	37	(5)	—	—	61	—	90	(13)	680
Loans and advances to customers	61	—	(5)	—	—	18	—	—	4	78
Debt instruments and Equity instruments	449	37	—	—	—	43	—	90	(17)	602
Financial assets available-for-sale	715	35	(55)	—	(36)	—	(35)	78	14	716
TOTAL ASSETS	1,507	254	(74)	—	(36)	228	(35)	743	—	2,587
Financial liabilities held for trading	60	48	(6)	—	—	(73)	—	503	4	536
Derivatives	60	48	(6)	—	—	(73)	—	503	4	536
Swaps	2	—	—	—	—	—	—	47	—	49
Interest rate options	—	41	—	—	—	56	—	197	—	294
Index and securities options	—	7	(6)	—	—	(128)	—	259	61	193
Other	58	—	—	—	—	(1)	—	—	(57)	—
Financial liabilities designated at fair value through profit or loss	45	—	(26)	—	—	(1)	—	—	(2)	16
TOTAL LIABILITIES	105	48	(32)	—	—	(74)	—	503	2	552

iv.	Recognition of fair value changes

As a general rule, changes in the carrying amount of financial assets and liabilities are recognised in the consolidated income statement. A distinction is made between the changes resulting from the accrual of interest and similar items, which are recognised under Interest income or Interest expense, as appropriate, and those arising for other reasons, which are recognised at their net amount under Gains/losses on financial assets and liabilities.

Adjustments due to changes in fair value arising from:

•

Financial assets available-for-sale are recognised temporarily under Items that may be reclassified to profit or loss—Financial assets available-for-sale, unless they relate to exchange differences, in which case they are recognised in Other comprehensive income under Items that may be reclassified to profit or loss—Exchange differences (net), or to exchange differences arising on monetary financial assets, in which case they are recognised in Exchange differences (net) in the consolidated income statement.

•

Items charged or credited to Items that may be reclassified to profit or loss—Financial assets available-for-sale and Other comprehensive income—Items that may be reclassified to profit or loss—Exchange differences in equity remain in the Group’s consolidated equity until the asset giving rise to them is impaired or derecognised, at which time they are recognised in the consolidated income statement.

•

Unrealised gains on Financial assets available-for-sale classified as Non-current assets held for sale because they form part of a disposal group or a discontinued operation are recognised in Other comprehensive income under Items that may be reclassified to profit or loss—Non-current assets held for sale.

v.	Hedging transactions

The consolidated entities use financial derivatives for the following purposes: i) to facilitate these instruments to customers who request them in the management of their market and credit risks; ii) to use these derivatives in the management of the risks of the Group entities’ own positions and assets and liabilities (hedging derivatives); and iii) to obtain gains from changes in the prices of these derivatives (derivatives).

Financial derivatives that do not qualify for hedge accounting are treated for accounting purposes as trading derivatives.

A derivative qualifies for hedge accounting if all the following conditions are met:

1.	The derivative hedges one of the following three types of exposure:

a.

Changes in the fair value of assets and liabilities due to fluctuations, among others, in the interest rate and/or exchange rate to which the position or balance to be hedged is subject (fair value hedge);

b.	Changes in the estimated cash flows arising from financial assets and liabilities, commitments and highly probable forecast transactions (cash flow hedge);

c.	The net investment in a foreign operation (hedge of a net investment in a foreign operation).

2.	It is effective in offsetting exposure inherent in the hedged item or position throughout the expected term of the hedge, which means that:

a.	At the date of arrangement the hedge is expected, under normal conditions, to be highly effective (prospective effectiveness).

b.

There is sufficient evidence that the hedge was actually effective during the whole life of the hedged item or position (retrospective effectiveness). To this end, the Group checks that the results of the hedge were within a range of 80% to 125% of the results of the hedged item.

3.

There must be adequate documentation evidencing the specific designation of the financial derivative to hedge certain balances or transactions and how this hedge was expected to be achieved and measured, provided that this is consistent with the Group’s management of own risks.

The changes in value of financial instruments qualifying for hedge accounting are recognised as follows:

a.

In fair value hedges, the gains or losses arising on both the hedging instruments and the hedged items attributable to the type of risk being hedged are recognised directly in the consolidated income statement.

In fair value hedges of interest rate risk on a portfolio of financial instruments, the gains or losses that arise on measuring the hedging instruments are recognised directly in the consolidated income statement, whereas the gains or losses due to changes in the fair value of the hedged amount (attributable to the hedged risk) are recognised in the consolidated income statement with a balancing entry under Changes in the fair value of hedged items in portfolio hedges of interest rate risk on the asset or liability side of the balance sheet, as appropriate.

b.

In cash flow hedges, the effective portion of the change in value of the hedging instrument is recognised temporarily in Other comprehensive income—under Items that may be reclassified to profit or loss—Hedging derivatives—Cash flow hedges (effective portion) until the forecast transactions occur, when it is recognised in the consolidated income statement, unless, if the forecast transactions result in the recognition of non-financial assets or liabilities, it is included in the cost of the non-financial asset or liability.

c.

In hedges of a net investment in a foreign operation, the gains or losses attributable to the portion of the hedging instruments qualifying as an effective hedge are recognised temporarily in Other comprehensive income under Items that may be reclassified to profit or loss—Hedges of net investments in foreign operations until the gains or losses on the hedged item are recognised in profit or loss.

d.

The ineffective portion of the gains or losses on the hedging instruments of cash flow hedges and hedges of a net investment in a foreign operation is recognised directly under Gains/losses on financial assets and liabilities (net) in the consolidated income statement, in Gains or losses from hedge accounting, net

If a derivative designated as a hedge no longer meets the requirements described above due to expiration, ineffectiveness or for any other reason, the derivative is classified for accounting purposes as a trading derivative.

When fair value hedge accounting is discontinued, the adjustments previously recognised on the hedged item are amortised to profit or loss at the effective interest rate recalculated at the date of hedge discontinuation. The adjustments must be fully amortised at maturity.

When cash flow hedge accounting is discontinued, any cumulative gain or loss on the hedging instrument recognised in equity under other comprehensive income—Items that may be reclassified to profit or loss (from the period when the hedge was effective) remains in this equity item until the forecast transaction occurs, at which time it is recognised in profit or loss, unless the transaction is no longer expected to occur, in which case the cumulative gain or loss is recognised immediately in profit or loss.

vi.	Derivatives embedded in hybrid financial instruments

Derivatives embedded in other financial instruments or in other host contracts are accounted for separately as derivatives if their risks and characteristics are not closely related to those of the host contracts, provided that the host contracts are not classified as financial assets/liabilities designated at fair value through profit or loss or as Financial assets/liabilities held for trading.

e)	Derecognition of financial assets and liabilities

The accounting treatment of transfers of financial assets depends on the extent to which the risks and rewards associated with the transferred assets are transferred to third parties:

1.

If the Group transfers substantially all the risks and rewards to third parties unconditional sale of financial assets, sale of financial assets under an agreement to repurchase them at their fair value at the date of repurchase, sale of financial assets with a purchased call option or written put option that is deeply out of the money, securitisation of assets in which the transferor does not retain a subordinated debt or grant any credit enhancement to the new holders, and other similar cases-, the transferred financial asset is derecognised and any rights or obligations retained or created in the transfer are recognised simultaneously.

2.

If the Group retains substantially all the risks and rewards associated with the transferred financial asset -sale of financial assets under an agreement to repurchase them at a fixed price or at the sale price plus interest, a securities lending agreement in which the borrower undertakes to return the same or similar assets, and other similar cases-, the transferred financial asset is not derecognised and continues to be measured by the same criteria as those used before the transfer. However, the following items are recognised:

a.

An associated financial liability, which is recognised for an amount equal to the consideration received and is subsequently measured at amortised cost, unless it meets the requirements for classification under Financial liabilities designated at fair value through profit or loss.

b.	The income from the transferred financial asset not derecognised and any expense incurred on the new financial liability, without offsetting.

3.

If the Group neither transfers nor retains substantially all the risks and rewards associated with the transferred financial asset -sale of financial assets with a purchased call option or written put option that is not deeply in or out of the money, securitisation of assets in which the transferor retains a subordinated debt or other type of credit enhancement for a portion of the transferred asset, and other similar cases- the following distinction is made:

a.	If the transferor does not retain control of the transferred financial asset, the asset is derecognised and any rights or obligations retained or created in the transfer are recognised.

b.

If the transferor retains control of the transferred financial asset, it continues to recognise it for an amount equal to its exposure to changes in value and recognises a financial liability associated with the transferred financial asset. The net carrying amount of the transferred asset and the associated liability is the amortised cost of the rights and obligations retained, if the transferred asset is measured at amortised cost, or the fair value of the rights and obligations retained, if the transferred asset is measured at fair value.

Accordingly, financial assets are only derecognised when the rights to the cash flows they generate have expired or when substantially all the inherent risks and rewards have been transferred to third parties. Similarly, financial liabilities are only derecognised when the obligations they generate have been extinguished or when they are acquired with the intention either to cancel them or to resell them.

f)	Offsetting of financial instruments

Financial asset and liability balances are offset, i.e. reported in the consolidated balance sheet at their net amount, only if the Group entities currently have a legally enforceable right to set off the recognised amounts and intend either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

Following is the detail of financial assets and liabilities that were offset in the consolidated balance sheets as at 31 December 2016, 2015 and 2014:

Assets	31 December 2016
	Millions of euros
	Gross amount of financial assets	Gross amount of financial liabilities offset in the balance sheet	Net amount of financial assets presented in the balance sheet
Derivatives	127,679	(45,259)	82,420
Reverse repurchase agreements	53,159	(2,213)	50,946

Total	180,838	(47,472)	133,366

Assets	31 December 2015
	Millions of euros
	Gross amount of financial assets	Gross amount of financial liabilities offset in the balance sheet	Net amount of financial assets presented in the balance sheet
Derivatives	127,017	(42,566)	84,451
Reverse repurchase agreements	59,158	(2,066)	57,092

Total	186,175	(44,632)	141,543

Assets	31 December 2014
	Millions of euros
	Gross amount of financial assets	Gross amount of financial liabilities offset in the balance sheet	Net amount of financial assets presented in the balance sheet
Derivatives	128,076	(43,872)	84,204
Reverse repurchase agreements	57,882	(7,064)	50,818

Total	185,958	(50,936)	135,022

Liabilities	31 December 2016
	Millions of euros
	Gross amount of financial liabilities	Gross amount of financial assets offset in the balance sheet	Net amount of financial liabilities presented in the balance sheet
Derivatives	127,784	(45,259)	82,525
Repurchase agreements	82,543	(2,213)	80,330

Total	210,327	(47,472)	162,855

Liabilities	31 December 2015
	Millions of euros
	Gross amount of financial liabilities	Gross amount of financial assets offset in the balance sheet	Net amount of financial liabilities presented in the balance sheet
Derivatives	127,917	(42,566)	85,351
Repurchase agreements	97,169	(2,066)	95,103

Total	225,086	(44,632)	180,454

Liabilities	31 December 2014
	Millions of euros
	Gross amount of financial liabilities	Gross amount of financial assets offset in the balance sheet	Net amount of financial liabilities presented in the balance sheet
Derivatives	130,175	(43,872)	86,303
Repurchase agreements	113,075	(7,064)	106,011

Total	243,250	(50,936)	192,314

Also, the Group has offset other items amounting to EUR 1,742 million (31 December 2015 and 2014: EUR 2,036 million and EUR 2,084 million, respectively).

At 31 December 2016 the balance sheet shows the amounts EUR 110,445 million on derivatives and repos as assets and EUR 137,097 million on derivatives and repos as liabilities that are subject to netting and collateral arrangements.

g)	Impairment of financial assets

i.	Definition

A financial asset is considered to be impaired -and therefore its carrying amount is adjusted to reflect the effect of impairment- when there is objective evidence that events have occurred which:

•	In the case of debt instruments (loans and debt securities), give rise to an adverse impact on the future cash flows that were estimated at the transaction date.

•	In the case of equity instruments, mean that their carrying amount may not be fully recovered.

As a general rule, the adjustment of the value of the impaired financial instruments is charged to the consolidated income statement for the period in which the impairment becomes evident, and the reversal, if any, of previously recognised impairment loss is recognised in the consolidated income statement for the period in which the impairment is reversed or reduced.

Transactions classified as non-performing due to arrears are reclassified as standard if, as a result of the collection of a portion or the sum of the unpaid instalments, the reasons for classifying such transactions as non-performing cease to exist, i.e. they no longer have any amount more than 90 days past due, unless other subjective reasons remain for classifying them as non-performing. The refinancing of non-performing loans does not result in their reclassification to standard unless: the period of one year has elapsed since the refinancing date, the holder has paid the accrued principal and interest accounts, and the customer has no other operation with overdue amounts of more than 90 days.

The following constitute effective guarantees:

a)	Mortgage guarantees on housing as long as they are first duly constituted and registered in favor of the entity; the properties include:

a.	Buildings and building elements, distinguishing among:

i.	Houses;

ii.	Offices commercial and multi-purpose premises;

iii.	Rest of buildings such as non-multi-purpose premises and hotels.

b.	Urban and developable ordered land.

c.

Rest of properties that classified in: buildings and building elements under construction, such as property development in progress and halted development, and the rest of land types, such as rustic lands.

b)	Collateral guarantees on financial instruments in the form of cash deposits and debt securities issued by creditworthy issuers.

c)

Other types real guarantees, including properties received in guarantee and second and subsequent mortgages on properties, as long as the entity demonstrates its effectiveness. When assessing the effectiveness of the second and subsequent mortgages on properties the entity will implement particularly restrictive criteria. It will take into account, among others, whether the previous charges are in favour of the entity itself or not and the relationship between the risk guaranteed by them and the property value.

d)

Personal guarantees, as well as the incorporation of new owners, covering the entire amount of the transaction and implying direct and joint liability to the entity of persons other entities whose solvency is sufficiently proven to ensure the reimbursement of the operation on the agreed terms.

The balances relating to impaired assets continue to be recognised on the balance sheet, for their full amounts, until the Group considers that the recovery of those amounts is remote.

The Group considers recovery to be remote when there has been a substantial and irreversible deterioration of the borrower’s solvency, when commencement of the liquidation phase of insolvency proceedings has been ordered or when more than four years have elapsed since the borrower’s transaction was classified as non-performing due to arrears.

When the recovery of a financial asset is considered remote, it is written off, together with the related allowance, without prejudice to any actions that the consolidated entities may initiate to seek collection until their contractual rights are extinguished due to expiry of the statute-of-limitations period, forgiveness or any other cause.

ii.	Debt instruments carried at amortised cost

The Group has certain policies, methods and procedures for covering its credit risk arising both from insolvency allocable to counterparties and from country risk. These policies, methods and procedures are applied in the granting, examination and documentation of debt instruments and contingent liabilities as well as commitments, and in the identification of their impairment and the calculation of the amounts required to cover the related credit risk.

Impairment losses allowances on debt instruments carried at amortised cost represent the best management estimate of the incurred losses in such portfolio at closing date, both individually and collectively considered. For the purpose of determining impairment losses, the Group monitors its debtors as described below:

•

Individually: Significant debt instruments where impairment evidence exists. Consequently, this category includes mainly wholesale banking clients—Corporations, Earmarked Funding and Financial Institutions- as well as part of the larger Companies—Chartered- and developers from retail banking.

At balance sheet date, the group assesses on whether a debt instrument or a Group is impaired. A specific analysis is performed for all debtors monitored individually that have undergone an event such as:

•	Operations with amounts of capital, interests or expenditures agreed contractually, past-due by more than 90 days.

•	Significantly inadequate economic or financial structure, or inability to obtain additional owner financing.

•	Generalised delay in payments or insufficient cash flows to cover debts.

•	The lender, for economic or legal reasons related to the borrower’s financial difficulties, grants the borrower concessions or advantages that otherwise would not have been granted.

•	The borrower enters a bankruptcy situation or in any other situation of financial reorganisation.

In these situations, an assessment is performed on the estimated future cash flows in connection with the relevant asset, discounted the original effective interest rate of the loan granted. The result is compared with the carrying value of the asset. The differences between the carrying value of the operation and the discounted value of the cash flow estimate will be analysed and recognised as a specific provision for impairment loss.

•

Collectively, in all other cases: clients considered by the Group as “standardized”, grouping those instruments with similar credit risk features, that may indicate the debtor’s ability to pay all the amounts, capital and interests, according to the contractual terms. Credit risk features that are taken into account when grouping assets are, among others: type of instrument, debtors activity sector, geographical area of the activity, type of guarantee, maturity of the amounts due and any other factor that may be significant for the estimation of the future cash flows. Within this category are included, for example, risks with individuals, individual entrepreneurs, non-chartered retail banking companies, as well as those due to their amounts could be individualized but an impairment does not exist.

The collective provisions for impairment are subject to uncertainties in their estimation due, in part, to the difficult identification of losses since they individually appear insignificant within the portfolio. The estimation methods include the use of statistical analyses of historical information. These are supplemented by the application of significant judgments by the management, with the objective of evaluating if the current economic and credit conditions are such that the level of losses incurred is expected to be higher or less than that which results from experience.

When the most recent trends related to portfolio risk factors are not fully reflected in statistical models as a result of changes in economic, regulatory and social conditions, these factors are taken into account by adjusting impairment provisions based on experience of other historical losses. On these estimates the Group performs retrospective and comparative tests with market references to evaluate the reasonableness of the collective calculation.

The Group’s internal models determine impairment losses on debt instruments not measured at fair value with changes in the income statement, as well as contingent risks, taking into account the historical experience of impairment and other circumstances Known at the time of the evaluation. For these purposes, impairment losses are the losses incurred at the date of preparation of the consolidated annual accounts calculated using statistical procedures.

The amount of an impairment loss incurred on these instruments is equal to the difference between their carrying amount and the present value of their estimated future cash flows. In estimating the future cash flows of debt instruments the following factors are taken into account:

•

All the amounts that are expected to be obtained over the remaining life of the instrument, including, where appropriate, those which may result from the collateral provided for the instrument (less the costs for obtaining and subsequently selling the collateral). The impairment loss takes into account the likelihood of collecting accrued past-due interest receivable;

•	The various types of risks to which each instrument is subject; and

•	The circumstances in which collections will foreseeably be made.

These cash flows are subsequently discounted using the instrument’s effective interest rate (if its contractual rate is fixed) or the effective contractual rate at the discount date (if it is variable).

The loss incurred is calculated by multiplying three factors: exposure at default, probability of default and loss given default. These parameters are also used to calculate economic capital and to calculate BIS II regulatory capital under internal models (see Note 1.e).

•	Exposure at default (EAD) is the amount of risk exposure at the date of default by the counterparty.

•

Probability of default (PD) is the probability of the counterparty failing to meet its principal and/or interest payment obligations. The probability of default is associated with the rating/scoring of each counterparty/transaction.

For the purpose of calculating the incurred loss, PD is measured using a time horizon of one year; i.e. it quantifies the probability of the counterparty defaulting in the coming year due to an event that had already occurred at the assessment date. The definition of default used includes amounts past due by 90 days or more and cases in which there is no default but there are doubts as to the solvency of the counterparty (subjective non-performing assets).

•	Severity: is the loss produced in case of impairment. It mainly depends on the update of the guarantees associated with the operation and the future flows that are expected to be recovered.

Loss given default (LGD) is the loss arising in the event of default. It depends mainly on the discounting of the guarantees associated with the transaction and the future flows that are expected to be recovered.

In addition, in order to determine the coverage of impairment losses on debt instruments measured at amortised cost, the Group considers the risk that exists in counterparties resident in a given country due to circumstances other than the usual commercial risk (sovereign risk, transfer risk or risks arising from international financial activity).

The debt instruments measured at amortised cost and classified as doubtful are divided, according to the criteria indicated in the following sections:

i.	Assets classified as non-performing due to counterparty arrears:

Debt instruments, whoever the obligor and whatever the guarantee or collateral, with amounts more than 90 days past due are provisioned individually, taking into account the age of the past-due amounts, the guarantees or collateral provided and the financial situation of the counterparty and the guarantors.

ii.	Assets classified as non-performing for reasons other than counterparty arrears:

Debt instruments which are not classifiable as non-performing due to arrears but for which there are reasonable doubts as to their repayment under the contractual terms are provisioned individually, and their allowance is the difference between the amount recognised in assets and the present value of the cash flows expected to be received.

This information is given in more detail in Note 54.c (Credit risk).

h)	Repurchase agreements and reverse repurchase agreements

Purchases (sales) of financial instruments under a non-optional resale (repurchase) agreement at a fixed price (repos) are recognised in the consolidated balance sheet as financing granted (received), based on the nature of the debtor (creditor), under Loans and advances with central banks, Loans and advances to credit institutions or Loans and advances to customers (Deposits from central banks, Deposits from credit institutions or Customer deposits).

Differences between the purchase and sale prices are recognised as interest over the contract term.

i)	Non-current assets and Liabilities associated with non-current assets held for sale

Non-current assets held for sale includes the carrying amount of individual items, disposal groups or items forming part of a business unit earmarked for disposal (discontinued operations), whose sale in their present condition is highly likely to be completed within one year from the reporting date. Therefore, the recovery of the carrying amount of these items -which can be of a financial nature or otherwise- will foreseeably be effected through the proceeds from their disposal.

Specifically, property or other non-current assets received by the consolidated entities as total or partial settlement of their debtors’ payment obligations to them are deemed to be Non-current assets held for sale, unless the consolidated entities have decided to make continuing use of these assets. In this connection, for the purpose of its consideration in the initial recognition of these assets, the Group obtains, at the foreclosure date, the fair value of the related asset through a request for appraisal by external appraisal agencies.

The Group has in place a corporate policy that ensures the professional competence and the independence and objectivity of the external appraisal agencies, in accordance with the regulations, which require appraisal agencies to meet independence, neutrality and credibility requirements, so that the use of their estimates does not reduce the reliability of its valuations. This policy establishes that all the appraisal companies and agencies with which the Group works in Spain should be registered in the Official Register of the Bank of Spain and that the appraisals performed by them should follow the methodology established in Ministry of Economy Order ECO/805/2003, of 27 March. The main appraisal companies and agencies with which the Group worked in Spain in 2016 are as follows: Eurovaloraciones, S.A., Ibertasa, S.A., Tinsa Tasaciones Inmobiliarias, S.A.U., Tasaciones Hipotecarias Renta, S.A., Krata, S.A. and Compañía Hispania de Tasaciones y Valoraciones, S.A. Also, this policy establishes that the various subsidiaries abroad work with appraisal companies that have recent experience in the area and the type of asset under appraisal and meet the independence requirements established in the corporate policy. They should verify, inter alia, that the appraisal company is not a party related to the Group and that its billings to the Group in the last twelve months do not exceed 15% of the appraisal company’s total billings.

Liabilities associated with non-current assets held for sale includes the balances payable arising from the assets held for sale or disposal groups and from discontinued operations.

Non-current assets and disposal groups of items that have been classified as held for sale are generally recognised at the date of their allocation to this category and are subsequently valued at the lower of their fair value less costs to sell or its book value. Non-current assets and disposal groups of items that are classified as held for sale are not amortised as long as they remain in this category.

At 31 December 2016 the fair value less costs to sell of non-current assets held for sale exceeded their carrying amount by EUR 627 million; however, in accordance with the accounting standards, this unrealised gain could not be recognised.

The valuation of the portfolio of non-current assets held for sale has been made in compliance with the requirements of the International Financial Reporting Standards in relation to the estimate of the fair value of tangible assets and the value-in-use of financial assets.

The value of the portfolio is determined as the sum of the values of the individual elements that compose the portfolio, without considering any total or batch grouping in order to correct the individual values.

In the case of real estate assets awarded in Spain, which represent 87.1% of the Group’s total Non-Current assets held for sale, the valuation of the portfolio is carried out basically applying the following models:

•

Market Value Model used in the valuation of finished residential properties (housing and parkings) and buildings of a tertiary nature (offices, commercial premises and multipurpose buildings). The current market value of real estate is based on statistical valuations obtained by historical series of average market values (sales prices), distinguishing by location and typology of the property. In addition, for individual significant assets, complete individual valuations are performed. Valuations made using this method are considered as Level 2.

•

Market Value Model according to the Evolution of Market Values issued in the valuation of property developments in progress. The current market value of the properties is estimated on the basis of complete individual static valuations of third parties, calculated from the values of feasibility studies and development costs of the promotion, as well as selling expenses, distinguishing by location and typology of the property. The valuation of real estate assets under construction is made considering the current situation of the property and not considering the final value of the property. Valuations made using this method are considered as Level 3.

•

Market Value Model according to the Statistical Evolution of Soil Values (Methodology used in the valuation of soils). A statistical update method is used, taking as reference the indexes published by the Ministry of Development applied to the latest individual valuations (appraisals) carried out by independent valuation companies and agencies. Valuations made using this method are considered as Level 2.

In addition, in relation to the previously mentioned valuations, less selling costs, are contrasted with the sales experience of each type of asset in order to confirm that there is no significant difference between the sale price and the valuation.

Impairment losses on an asset or disposal group arising from a reduction in its carrying amount to its fair value (less costs to sell) are recognised under Gains or (losses) on non-current assets held for sale not classified as discontinued operations in the consolidated income statement. The gains on a non-current asset held for sale resulting from subsequent increases in fair value (less costs to sell) increase its carrying amount and are recognised in the consolidated income statement up to an amount equal to the impairment losses previously recognised.

j)	Reinsurance assets and liabilities under insurance contracts

Insurance contracts involve the transfer of a certain quantifiable risk in exchange for a periodic or one-off premium. The effects on the Group’s cash flows will arise from a deviation in the payments forecast and/or an insufficiency in the premium set.

The Group controls its insurance risk as follows:

•	By applying a strict methodology in the launch of products and in the assignment of value thereto.

•	By using deterministic and stochastic actuarial models for measuring commitments.

•	By using reinsurance as a risk mitigation technique as part of the credit quality guidelines in line with the Group’s general risk policy.

•	By establishing an operating framework for credit risks.

•	By actively managing asset and liability matching.

•	By applying security measures in processes.

Reinsurance assets includes the amounts that the consolidated entities are entitled to receive for reinsurance contracts with third parties and, specifically, the reinsurer’s share of the technical provisions recorded by the consolidated insurance entities.

At least once a year these assets are reviewed to ascertain whether they are impaired (i.e. there is objective evidence, as a result of an event that occurred after initial recognition of the reinsurance asset, that the Group may not receive all amounts due to it under the terms of the contract and the amount that will not be received can be reliably measured), and any impairment loss is recognised in the consolidated income statement and the assets are written down.

Liabilities under insurance contracts includes the technical provisions recorded by the consolidated entities to cover claims arising from insurance contracts in force at year-end.

Insurers’ results relating to their insurance business are recognised, according to their nature, under the related consolidated income statement items.

In accordance with standard accounting practice in the insurance industry, the consolidated insurance entities credit to the income statement the amounts of the premiums written and charge to income the cost of the claims incurred on final settlement thereof. Insurance entities are therefore required to accrue at period-end the unearned revenues credited to their income statements and the accrued costs not charged to income.

At least at each reporting date the Group assesses whether the insurance contract liabilities recognised in the consolidated balance sheet are adequate. For this purpose, it calculates the difference between the following amounts:

•

Current estimates of future cash flows under the insurance contracts of the consolidated entities. These estimates include all contractual cash flows and any related cash flows, such as claims handling costs; and

•

The carrying amount recognised in the consolidated balance sheet of its insurance contract liabilities (see Note 15), less any related deferred acquisition costs or related intangible assets, such as the amount paid to acquire, in the event of purchase by the entity, the economic rights held by a broker deriving from policies in the entity’s portfolio.

If the calculation results in a positive amount, this deficiency is charged to the consolidated income statement. When unrealised gains or losses on assets of the Group’s insurance companies affect the measurement of liabilities under insurance contracts and/or the related deferred acquisition costs and/or the related intangible assets, these gains or losses are recognised directly in equity. The corresponding adjustment in the liabilities under insurance contracts (or in the deferred acquisition costs or in intangible assets) is also recognised in equity.

The most significant items forming part of the technical provisions (see Note 15) are detailed below:

•	Non-life insurance provisions:

i)	Provision for unearned premiums: relates to the portion of the premiums received at year-end that is allocable to the period from the reporting date to the end of the policy cover period.

ii)

Provisions for unexpired risks: this supplements the provision for unearned premiums to the extent that the amount of the latter is not sufficient to reflect all the assessed risks and expenses to be covered by the insurance companies in the policy period not elapsed at the reporting date.

•	Life insurance provisions: represent the value of the net obligations acquired vis-à -vis life insurance policyholders. These provisions include:

i)

Provision for unearned premiums and unexpired risks: this relates to the portion of the premiums received at year-end that is allocable to the period from the reporting date to the end of the policy cover period.

ii)

Mathematical provisions: these relate to the value of the insurance companies’ obligations, net of the policyholders’ obligations. These provisions are calculated on a policy-by-policy basis using an individual capitalisation system, taking as a basis for the calculation the premium accrued in the year, and in accordance with the technical bases of each type of insurance updated, where appropriate, by the local mortality tables.

•

Provision for claims outstanding: this reflects the total obligations outstanding arising from claims incurred prior to the reporting date. This provision is calculated as the difference between the total estimated or certain cost of the claims not yet reported, settled or paid and all the amounts already paid in relation to such claims.

•

Provision for bonuses and rebates: this provision includes the amount of the bonuses accruing to policyholders, insureds or beneficiaries and that of any premiums to be returned to policyholders or insureds, to the extent that such amounts have not been assigned at the reporting date. These amounts are calculated on the basis of the conditions of the related individual policies.

•

Technical provisions for life insurance policies where the investment risk is borne by the policyholders: these provisions are calculated on the basis of the indices established as a reference to determine the economic value of the policyholders’ rights.

k)	Tangible assets

Tangible assets includes the amount of buildings, land, furniture, vehicles, computer hardware and other fixtures owned by the consolidated entities or acquired under finance leases. Tangible assets are classified by use as follows:

i.	Property, plant and equipment for own use

Property, plant and equipment for own use—including tangible assets received by the consolidated entities in full or partial satisfaction of financial assets representing receivables from third parties which are intended to be held for continuing use and tangible assets acquired under finance leases– are presented at acquisition cost, less the related accumulated depreciation and any estimated impairment losses (carrying amount higher than recoverable amount).

Depreciation is calculated, using the straight-line method, on the basis of the acquisition cost of the assets less their residual value. The land on which the buildings and other structures stand has an indefinite life and, therefore, is not depreciated.

The period tangible asset depreciation charge is recognised in the consolidated income statement and is calculated using the following depreciation rates (based on the average years of estimated useful life of the various assets):

Average annual rate
Buildings for own use	2.0%
Furniture	7.7%
Fixtures	7.0%
Office and IT equipment	25.0%
Leasehold improvements	7.0%

The consolidated entities assess at the reporting date whether there is any indication that an asset may be impaired (i.e. its carrying amount exceeds its recoverable amount). If this is the case, the carrying amount of the asset is reduced to its recoverable amount and future depreciation charges are adjusted in proportion to the revised carrying amount and to the new remaining useful life (if the useful life has to be re-estimated).

Similarly, if there is an indication of a recovery in the value of a tangible asset, the consolidated entities recognise the reversal of the impairment loss recognised in prior periods and adjust the future depreciation charges accordingly. In no circumstances may the reversal of an impairment loss on an asset raise its carrying amount above that which it would have if no impairment losses had been recognised in prior years.

The estimated useful lives of the items of property, plant and equipment for own use are reviewed at least at the end of the reporting period with a view to detecting significant changes therein. If changes are detected, the useful lives of the assets are adjusted by correcting the depreciation charge to be recognised in the consolidated income statement in future years on the basis of the new useful lives.

Upkeep and maintenance expenses relating to property, plant and equipment for own use are recognised as an expense in the period in which they are incurred, since they do not increase the useful lives of the assets.

ii.	Investment property

Investment property reflects the net values of the land, buildings and other structures held either to earn rentals or for capital appreciation.

The criteria used to recognise the acquisition cost of investment property, to calculate its depreciation and its estimated useful life and to recognise any impairment losses thereon are consistent with those described in relation to property, plant and equipment for own use.

The Group in order to evaluate the possible impairment determines periodically the fair value of its investment property so that, at the end of the reporting period, the fair value reflects the market conditions of the investment property at that date. This fair value is determined annually, taking as benchmarks the valuations performed by independent experts. The methodology used to determine the fair value of investment property is selected based on the status of the asset in question; thus, for properties earmarked for lease, the valuations are performed using the sales comparison approach, whereas for leased properties the valuations are made primarily using the income capitalisation approach and, exceptionally, the sales comparison approach.

In the sales comparison approach, the property market segment for comparable properties is analysed, inter alia, and, based on specific information on actual transactions and firm offers, current prices are obtained for cash sales of those properties. The valuations performed using this approach are considered as Level 2 valuations.

In the income capitalisation approach, the cash flows estimated to be obtained over the useful life of the property are discounted taking into account factors that may influence the amount and actual obtainment thereof, such as: (i) the payments that are normally received on comparable properties; (ii) current and probable future occupancy; (iii) the current or foreseeable default rate on payments. The valuations performed using this approach are considered as Level 3 valuations, since unobservable inputs are used, such as current and probable future occupancy and/or the current or foreseeable default rate on payments.

iii.	Assets leased out under an operating lease

Property, plant and equipment—Leased out under an operating lease reflects the amount of the tangible assets, other than land and buildings, leased out by the Group under an operating lease.

The criteria used to recognise the acquisition cost of assets leased out under operating leases, to calculate their depreciation and their respective estimated useful lives and to recognise the impairment losses thereon are consistent with those described in relation to property, plant and equipment for own use.

l)	Accounting for leases

i.	Finance leases

Finance leases are leases that transfer substantially all the risks and rewards incidental to ownership of the leased asset to the lessee.

When the consolidated entities act as the lessors of an asset, the sum of the present value of the lease payments receivable from the lessee, including the exercise price of the lessee’s purchase option at the end of the lease term when such exercise price is sufficiently below fair value at the option date such that it is reasonably certain that the option will be exercised, is recognised as lending to third parties and is therefore included under Loans and receivables in the consolidated balance sheet.

When the consolidated entities act as the lessees, they present the cost of the leased assets in the consolidated balance sheet, based on the nature of the leased asset, and, simultaneously, recognise a liability for the same amount (which is the lower of the fair value of the leased asset and the sum of the present value of the lease payments payable to the lessor plus, if appropriate, the exercise price of the purchase option). The depreciation policy for these assets is consistent with that for property, plant and equipment for own use.

In both cases, the finance income and finance charges arising under finance lease agreements are credited and debited, respectively, to interest and similar income and Interest expense and similar charges in the consolidated income statement so as to produce a constant rate of return over the lease term.

ii.	Operating leases

In operating leases, ownership of the leased asset and substantially all the risks and rewards incidental thereto remain with the lessor.

When the consolidated entities act as the lessors, they present the acquisition cost of the leased assets under Tangible assets (see Note 16). The depreciation policy for these assets is consistent with that for similar items of property, plant and equipment for own use, and income from operating leases is recognised on a straight-line basis under Other operating income in the consolidated income statement.

When the consolidated entities act as the lessees, the lease expenses, including any incentives granted by the lessor, are charged on a straight-line basis to Other general administrative expenses in their consolidated income statements.

iii.	Sale and leaseback transactions

In sale and leaseback transactions where the sale is at fair value and the leaseback is an operating lease, any profit or loss is recognised at the time of sale. In the case of finance leasebacks, any profit or loss is amortised over the lease term.

In accordance with IAS 17, in determining whether a sale and leaseback transaction results in an operating lease, the Group should analyse, inter alia, whether at the inception of the lease there are purchase options whose terms and conditions make it reasonably certain that they will be exercised, and to whom the gains or losses from the fluctuations in the fair value of the residual value of the related asset will accrue.

m)	Intangible assets

Intangible assets are identifiable non-monetary assets (separable from other assets) without physical substance which arise as a result of a legal transaction or which are developed internally by the consolidated entities. Only assets whose cost can be estimated reliably and from which the consolidated entities consider it probable that future economic benefits will be generated are recognised.

Intangible assets are recognised initially at acquisition or production cost and are subsequently measured at cost less any accumulated amortisation and any accumulated impairment losses.

i.	Goodwill

Any excess of the cost of the investments in the consolidated entities and entities accounted for using the equity method over the corresponding underlying carrying amounts acquired, adjusted at the date of first-time consolidation, is allocated as follows:

•

If it is attributable to specific assets and liabilities of the companies acquired, by increasing the value of the assets (or reducing the value of the liabilities) whose fair values were higher (lower) than the carrying amounts at which they had been recognised in the acquired entities’ balance sheets.

•

If it is attributable to specific intangible assets, by recognising it explicitly in the consolidated balance sheet provided that the fair value of these assets within twelve months following the date of acquisition can be measured reliably.

•

The remaining amount is recognised as goodwill, which is allocated to one or more cash-generating units (a cash-generating unit is the smallest identifiable group of assets that, as a result of continuing operation, generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets). The cash-generating units represent the Group’s geographical and/or business segments.

Goodwill is only recognised when it has been acquired for consideration and represents, therefore, a payment made by the acquirer in anticipation of future economic benefits from assets of the acquired entity that are not capable of being individually identified and separately recognised.

At the end of each annual reporting period or whenever there is any indication of impairment goodwill is reviewed for impairment (i.e. a reduction in its recoverable amount to below its carrying amount) and, if there is any impairment, the goodwill is written down with a charge to Impairment on non financial assets (net)—Intangible assets in the consolidated income statement.

An impairment loss recognised for goodwill is not reversed in a subsequent period.

ii.	Other intangible assets

Other intangible assets includes the amount of identifiable intangible assets (such as purchased customer lists and computer software).

Other intangible assets can have an indefinite useful life -when, based on an analysis of all the relevant factors, it is concluded that there is no foreseeable limit to the period over which the asset is expected to generate net cash inflows for the consolidated entities- or a finite useful life, in all other cases.

Intangible assets with indefinite useful lives are not amortised, but rather at the end of each reporting period or whenever there is any indication of impairment the consolidated entities review the remaining useful lives of the assets in order to determine whether they continue to be indefinite and, if this is not the case, to take the appropriate steps.

Intangible assets with finite useful lives are amortised over those useful lives using methods similar to those used to depreciate tangible assets.

The intangible asset amortisation charge is recognised under Depreciation and amortisation cost in the consolidated income statement.

In both cases the consolidated entities recognise any impairment loss on the carrying amount of these assets with a charge to Impairment losses on other assets (net) in the consolidated income statement. The criteria used to recognise the impairment losses on these assets and, where applicable, the reversal of impairment losses recognised in prior years are similar to those used for tangible assets (see Note 2.k).

Internally developed computer software

Internally developed computer software is recognised as an intangible asset if, among other requisites (basically the Group’s ability to use or sell it), it can be identified and its ability to generate future economic benefits can be demonstrated.

Expenditure on research activities is recognised as an expense in the year in which it is incurred and cannot be subsequently capitalised.

n)	Other assets

Other assets in the consolidated balance sheet includes the amount of assets not recorded in other items, the breakdown being as follows:

•

Inventories: this item includes the amount of assets, other than financial instruments, that are held for sale in the ordinary course of business, that are in the process of production, construction or development for such purpose, or that are to be consumed in the production process or in the provision of services. Inventories includes land and other property held for sale in the property development business.

Inventories are measured at the lower of cost and net realisable value, which is the estimated selling price of the inventories in the ordinary course of business, less the estimated costs of completion and the estimated costs required to make the sale.

Any write-downs of inventories -such as those due to damage, obsolescence or reduction of selling price- to net realisable value and other impairment losses are recognised as expenses for the year in which the impairment or loss occurs. Subsequent reversals are recognised in the consolidated income statement for the year in which they occur.

The carrying amount of inventories is derecognised and recognised as an expense in the period in which the revenue from their sale is recognised.

•

Other: this item includes the balance of all prepayments and accrued income (excluding accrued interest, fees and commissions), the net amount of the difference between pension plan obligations and the value of the plan assets with a balance in the entity’s favour, when this net amount is to be reported in the consolidated balance sheet, and the amount of any other assets not included in other items.

o)	Other liabilities

Other liabilities includes the balance of all accrued expenses and deferred income, excluding accrued interest, and the amount of any other liabilities not included in other categories.

p)	Provisions and contingent assets and liabilities

When preparing the financial statements of the consolidated entities, the Bank’s directors made a distinction between:

•

Provisions: credit balances covering present obligations at the reporting date arising from past events which could give rise to a loss for the consolidated entities, which is considered to be likely to occur and certain as to its nature but uncertain as to its amount and/or timing.

•

Contingent liabilities: possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more future events not wholly within the control of the consolidated entities. They include the present obligations of the consolidated entities when it is not probable that an outflow of resources embodying economic benefits will be required to settle them. The Group does not recognise the contingent liability. The Group will disclose a contingent liability, unless the possibility of an outflow of resources embodying economic benefits is remote.

•

Contingent assets: possible assets that arise from past events and whose existence is conditional on, and will be confirmed only by, the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. Contingent assets are not recognised in the consolidated balance sheet or in the consolidated income statement, but rather are disclosed in the notes, provided that it is probable that these assets will give rise to an increase in resources embodying economic benefits.

The Group’s consolidated financial statements include all the material provisions with respect to which it is considered that it is more likely than not the obligation will have to be settled. In accordance with accounting standards, contingent liabilities must not be recognised in the consolidated financial statements, but must rather be disclosed in the notes.

Provisions, which are quantified on the basis of the best information available on the consequences of the event giving rise to them and are reviewed and adjusted at the end of each year, are used to cater for the specific obligations for which they were originally recognised. Provisions are fully or partially reversed when such obligations cease to exist or are reduced.

Provisions are classified according to the obligations covered as follows (see Note 25):

•	Provision for pensions and similar obligations: includes the amount of all the provisions made to cover post-employment benefits, including obligations to pre-retirees and similar obligations.

•

Provisions for commitments and guarantees given: include the amount of the provisions made to cover contingent liabilities -defined as those transactions in which the Group guarantees the obligations of a third party, arising as a result of financial guarantees granted or contracts of another kind- and contingent commitments -defined as irrevocable commitments that may give rise to the recognition of financial assets.

•

Provisions for taxes and other legal contingencies and Other provisions: include the amount of the provisions recognised to cover tax and legal contingencies and litigation and the other provisions recognised by the consolidated entities. Other provisions includes, inter alia, any provisions for restructuring costs and environmental measures.

q)	Court proceedings and/or claims in process

At the end of 2016 certain court proceedings and claims were in process against the consolidated entities arising from the ordinary course of their operations (see Note 25).

r)	Own equity instruments

Own equity instruments are those meeting both of the following conditions:

•

The instruments do not include any contractual obligation for the issuer: (i) to deliver cash or another financial asset to a third party; or (ii) to exchange financial assets or financial liabilities with a third party under conditions that are potentially unfavourable to the issuer.

•

The instruments will or may be settled in the issuer’s own equity instruments and are: (i) a non-derivative that includes no contractual obligation for the issuer to deliver a variable number of its own equity instruments; or (ii) a derivative that will be settled by the issuer through the exchange of a fixed amount of cash or another financial asset for a fixed number of its own equity instruments.

Transactions involving own equity instruments, including their issuance and cancellation, are charged directly to equity.

Changes in the value of instruments classified as own equity instruments are not recognised in the consolidated financial statements. Consideration received or paid in exchange for such instruments, including the coupons on preference shares contingently convertible into ordinary shares, is directly added to or deducted from equity.

s)	Equity-instrument-based employee remuneration

Own equity instruments delivered to employees in consideration for their services, if the instruments are delivered once the specific period of service has ended, are recognised as an expense for services (with the corresponding increase in equity) as the services are rendered by employees during the service period. At the grant date the services received (and the related increase in equity) are measured at the fair value of the equity instruments granted. If the equity instruments granted are vested immediately, the Group recognises in full, at the grant date, the expense for the services received.

When the requirements stipulated in the remuneration agreement include external market conditions (such as equity instruments reaching a certain quoted price), the amount ultimately to be recognised in equity will depend on the other conditions being met by the employees (normally length of service requirements), irrespective of whether the market conditions are satisfied. If the conditions of the agreement are met but the external market conditions are not satisfied, the amounts previously recognised in equity are not reversed, even if the employees do not exercise their right to receive the equity instruments.

t)	Recognition of income and expenses

The most significant criteria used by the Group to recognise its income and expenses are summarised as follows:

i.	Interest income, interest expenses and similar items

Interest income, interest expenses and similar items are generally recognised on an accrual basis using the effective interest method. Dividends received from other companies are recognised as income when the consolidated entities’ right to receive them arises.

ii.	Commissions, fees and similar items

Fee and commission income and expenses are recognised in the consolidated income statement using criteria that vary according to their nature. The main criteria are as follows:

•	Fee and commission income and expenses relating to financial assets and financial liabilities measured at fair value through profit or loss are recognised when paid.

•	Those arising from transactions or services that are performed over a period of time are recognised over the life of these transactions or services.

•	Those relating to services provided in a single act are recognised when the single act is carried out.

iii.	Non-finance income and expenses

These are recognised for accounting purposes on an accrual basis.

iv.	Deferred collections and payments

These are recognised for accounting purposes at the amount resulting from discounting the expected cash flows at market rates.

v.	Loan arrangement fees

Loan arrangement fees, mainly loan origination, application and information fees, are accrued and recognised in income over the term of the loan. In the case of loan origination fees, the portion relating to the associated direct costs incurred in the loan arrangement is recognised immediately in the consolidated income statement.

u)	Financial guarantees

Financial guarantees are defined as contracts whereby an entity undertakes to make specific payments on behalf of a third party if the latter fails to do so, irrespective of the various legal forms they may have, such as guarantees, insurance policies or credit derivatives.

The Group initially recognises the financial guarantees provided on the liability side of the consolidated balance sheet at fair value, which is generally the present value of the fees, commissions and interest receivable from these contracts over the term thereof, and simultaneously the Group recognises the amount of the fees, commissions and similar interest received at the inception of the transactions and a credit on the asset side of the consolidated balance sheet for the present value of the fees, commissions and interest outstanding.

Financial guarantees, regardless of the guarantor, instrumentation or other circumstances, are reviewed periodically so as to determine the credit risk to which they are exposed and, if appropriate, to consider whether a provision is required. The credit risk is determined by application of criteria similar to those established for quantifying impairment losses on debt instruments carried at amortised cost (described in Note 2.g above).

The provisions made for these transactions are recognised under Provisions—Provisions for commitments and guarantees given in the consolidated balance sheet (see Note 25). These provisions are recognised and reversed with a charge or credit, respectively, to Provisions (net) in the consolidated income statement.

If a specific provision is required for financial guarantees, the related unearned commissions recognised under Financial liabilities at amortised cost—Other financial liabilities in the consolidated balance sheet are reclassified to the appropriate provision.

v)	Assets under management and investment and pension funds managed by the Group

Assets owned by third parties and managed by the consolidated entities are not presented on the face of the consolidated balance sheet. Management fees are included in Fee and commission income in the consolidated income statement.

The investment funds and pension funds managed by the consolidated entities are not presented on the face of the Group’s consolidated balance sheet since the related assets are owned by third parties. The fees and commissions earned in the year for the services rendered by the Group entities to these funds (asset management and custody services) are recognised under Fee and commission income in the consolidated income statement.

Note 2.b.iv describes the internal criteria and procedures used to determine whether control exists over the structured entities, which include, inter alia, investment funds and pension funds.

w)	Post-employment benefits

Under the collective agreements currently in force and other arrangements, the Spanish banks included in the Group and certain other Spanish and foreign consolidated entities have undertaken to supplement the public social security system benefits accruing to certain employees, and to their beneficiary right holders, for retirement, permanent disability or death, and the post-employment welfare benefits.

The Group’s post-employment obligations to its employees are deemed to be defined contribution plans when the Group makes pre-determined contributions (recognised under Staff costs in the consolidated income statement) to a separate entity and will have no legal or effective obligation to make further contributions if the separate entity cannot pay the employee benefits relating to the service rendered in the current and prior periods. Post-employment obligations that do not meet the aforementioned conditions are classified as defined benefit plans (see Note 25).

Defined contribution plans

The contributions made in this connection in each year are recognised under Staff costs in the consolidated income statement. The amounts not yet contributed at each year-end are recognised, at their present value, under Provisions—Provision for pensions and similar obligations on the liability side of the consolidated balance sheet.

Defined benefit plans

The Group recognises under Provisions—Provision for pensions and similar obligations on the liability side of the consolidated balance sheet (or under Other assets on the asset side, as appropriate) the present value of its defined benefit post-employment obligations, net of the fair value of the plan assets.

Plan assets are defined as those that will be directly used to settle obligations and that meet the following conditions:

•	They are not owned by the consolidated entities, but by a legally separate third party that is not a party related to the Group.

•

They are only available to pay or fund post-employment benefits and they cannot be returned to the consolidated entities unless the assets remaining in the plan are sufficient to meet all the benefit obligations of the plan and of the entity to current and former employees, or they are returned to reimburse employee benefits already paid by the Group.

If the Group can look to an insurer to pay part or all of the expenditure required to settle a defined benefit obligation, and it is practically certain that said insurer will reimburse some or all of the expenditure required to settle that obligation, but the insurance policy does not qualify as a plan asset, the Group recognises its right to reimbursement -which, in all other respects, is treated as a plan asset- under Insurance contracts linked to pensions on the asset side of the consolidated balance sheet.

Post-employment benefits are recognised as follows:

•	Current service cost, i.e. the increase in the present value of the obligations resulting from employee service in the current period, is recognised under Staff costs.

•

The past service cost, which arises from changes to existing post-employment benefits or from the introduction of new benefits and includes the cost of reductions, is recognised under Provisions or reversal of provisions.

•	Any gain or loss arising from a liquidation of the plan is included in the Provisions or reversion of provisions.

•

Net interest on the net defined benefit liability (asset), i.e. the change during the period in the net defined benefit liability (asset) that arises from the passage of time, is recognised under Interest expense and similar charges (Interest and similar income if it constitutes income) in the consolidated income statement.

The remeasurement of the net defined benefit liability (asset) is recognised in Other comprehensive income under Items not reclassified to profit or loss and includes:

•

Actuarial gains and losses generated in the year, arising from the differences between the previous actuarial assumptions and what has actually occurred and from the effects of changes in actuarial assumptions.

•	The return on plan assets, excluding amounts included in net interest on the net defined benefit liability (asset).

•	Any change in the effect of the asset ceiling, excluding amounts included in net interest on the net defined benefit liability (asset).

x)	Other long-term employee benefits

Other long-term employee benefits, defined as obligations to pre-retirees -taken to be those who have ceased to render services at the entity but who, without being legally retired, continue to have economic rights vis-à-vis the entity until they acquire the legal status of retiree-, long-service bonuses, obligations for death of spouse or disability before retirement that depend on the employee’s length of service at the entity and other similar items, are treated for accounting purposes, where applicable, as established above for defined benefit post-employment plans, except that actuarial gains and losses are recognised under Provisions or reversal of provisions in the consolidated income statement (see Note 25).

y)	Termination benefits

Termination benefits are recognised when there is a detailed formal plan identifying the basic changes to be made, provided that implementation of the plan has begun, its main features have been publicly announced or objective facts concerning its implementation have been disclosed.

z)	Income tax

The expense for Spanish income tax and other similar taxes applicable to the foreign consolidated entities is recognised in the consolidated income statement, except when it results from a transaction recognised directly in equity, in which case the tax effect is also recognised in equity.

The current income tax expense is calculated as the sum of the current tax resulting from application of the appropriate tax rate to the taxable profit for the year (net of any deductions allowable for tax purposes), and of the changes in deferred tax assets and liabilities recognised in the consolidated income statement.

Deferred tax assets and liabilities include temporary differences, which are identified as the amounts expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities and their related tax bases, and tax loss and tax credit carryforwards.

These amounts are measured at the tax rates that are expected to apply in the period when the asset is realised or the liability is settled.

Tax assets includes the amount of all tax assets, which are broken down into current -amounts of tax to be recovered within the next twelve months- and deferred -amounts of tax to be recovered in future years, including those arising from tax loss or tax credit carryforwards.

Tax liabilities includes the amount of all tax liabilities (except provisions for taxes), which are broken down into current -the amount payable in respect of the income tax on the taxable profit for the year and other taxes in the next twelve months- and deferred -the amount of income tax payable in future years.

Deferred tax liabilities are recognised in respect of taxable temporary differences associated with investments in subsidiaries, associates or joint ventures, except when the Group is able to control the timing of the reversal of the temporary difference and, in addition, it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets are only recognised for temporary differences to the extent that it is considered probable that the consolidated entities will have sufficient future taxable profits against which the deferred tax assets can be utilised, and the deferred tax assets do not arise from the initial recognition (except in a business combination) of other assets and liabilities in a transaction that affects neither taxable profit nor accounting profit. Other deferred tax assets (tax loss and tax credit carryforwards) are only recognised if it is considered probable that the consolidated entities will have sufficient future taxable profits against which they can be utilised.

Income and expenses recognised directly in equity are accounted for as temporary differences.

The deferred tax assets and liabilities are reassessed at the reporting date in order to ascertain whether any adjustments need to be made on the basis of the findings of the analyses performed.

aa)	Residual maturity periods and average interest rates

The analysis of the maturities of the balances of certain items in the consolidated balance sheet and the average interest rates at the end of the reporting periods is provided in Note 51.

ab)	Consolidated statements of recognised income and expense

This statement presents the income and expenses generated by the Group as a result of its business activity in the year, and a distinction is made between the income and expenses recognised in the consolidated income statement for the year and the other income and expenses recognised directly in consolidated equity.

Accordingly, this statement presents:

a.	Consolidated profit for the year.

b.	The net amount of the income and expenses recognised in Other comprehensive income under items that will not be reclassified to profit or loss.

c.	The net amount of the income and expenses recognised in Other comprehensive income under items that may be reclassified subsequently to profit or loss.

d.

The income tax incurred in respect of the items indicated in b) and c) above, except for the valuation adjustments arising from investments in associates or joint ventures accounted for using the equity method, which are presented net.

e.

Total consolidated recognised income and expense, calculated as the sum of a) to d) above, presenting separately the amount attributable to the Parent and the amount relating to non-controlling interests.

The amount of the income and expenses relating to entities accounted for using the equity method recognised directly in equity is presented in this statement, irrespective of the nature of the related items, under Entities accounted for using the equity method.

The statement presents the items separately by nature, grouping together items that, in accordance with the applicable accounting standards, will not be reclassified subsequently to profit and loss since the requirements established by the corresponding accounting standards are met.

ac)	Statements of changes in total equity

This statement presents all the changes in equity, including those arising from changes in accounting policies and from the correction of errors. Accordingly, this statement presents a reconciliation of the carrying amount at the beginning and end of the year of all the consolidated equity items, and the changes are grouped together on the basis of their nature into the following items:

a.

Adjustments due to changes in accounting policies and to errors: include the changes in consolidated equity arising as a result of the retrospective restatement of the balances in the consolidated financial statements, distinguishing between those resulting from changes in accounting policies and those relating to the correction of errors.

b.	Income and expense recognised in the year: includes, in aggregate form, the total of the aforementioned items recognised in the consolidated statement of recognised income and expense.

c.

Other changes in equity: includes the remaining items recognised in equity, including, inter alia, increases and decreases in capital, distribution of profit, transactions involving own equity instruments, equity-instrument-based payments, transfers between equity items and any other increases or decreases in consolidated equity.

ad)	Consolidated statements of cash flows

The following terms are used in the consolidated statements of cash flows with the meanings specified:

•

Cash flows: inflows and outflows of cash and cash equivalents, which are short-term, highly liquid investments that are subject to an insignificant risk of changes in value, irrespective of the portfolio in which they are classified.

The Group classifies as cash and cash equivalents the balances recognised under Cash, cash balances at Central Banks and other deposits on demand in the consolidated balance sheet.

•	Operating activities: the principal revenue-producing activities of credit institutions and other activities that are not investing or financing activities.

•	Investing activities: the acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents.

•	Financing activities: activities that result in changes in the size and composition of the equity and liabilities that are not operating activities.

It should be noted that there are no material differences between the cash flows relating to interest received and interest paid and the interest received and interest paid recognised in the consolidated income statement. Accordingly, these items are not disclosed separately in the consolidated statements of cash flows.

The interest charged and paid by the Group does not differ significantly from those accrued in the profit and loss account. Also, dividends received and delivered by the Group are detailed in notes 4, 28 and 40, including dividends paid to minority interests (non-controlling interests).

3.	Santander Group

a)	Banco Santander, S.A. and international Group structure

The growth of the Group in the last decades has led the Bank to also act, in practice, as a holding entity of the shares of the various companies in its Group, and its results are becoming progressively less representative of the performance and earnings of the Group. Therefore, each year the Bank determines the amount of the dividends to be distributed to its shareholders on the basis of the consolidated net profit, while maintaining the Group’s traditionally high level of capitalisation and taking into account that the transactions of the Bank and of the rest of the Group are managed on a consolidated basis (notwithstanding the allocation to each company of the related net worth effect).

At international level, the various banks and other subsidiaries, joint ventures and associates of the Group are integrated in a corporate structure comprising various holding companies which are the ultimate shareholders of the banks and subsidiaries abroad.

The purpose of this structure, all of which is controlled by the Bank, is to optimise the international organisation from the strategic, economic, financial and tax standpoints, since it makes it possible to define the most appropriate units to be entrusted with acquiring, selling or holding stakes in other international entities, the most appropriate financing method for these transactions and the most appropriate means of remitting the profits obtained by the Group’s various operating units to Spain.

The Appendices provide relevant data on the consolidated Group companies and on the companies accounted for using the equity method.

b)	Acquisitions and disposals

Following is a summary of the main acquisitions and disposals of ownership interests in the share capital of other entities and other significant corporate transactions performed by the Group in the last three years:

i. Agreement in relation with Santander Asset Management

On 16 November 2016, and once the agreement to integrate Santander Asset Management and Pioneer Investments was not completed, the Group announced that it had reached an agreement with Warburg Pincus (“WP”) and General Atlantic (“GA”) under which Santander will acquire 50% of Santander Asset Management so that it will once again be a 100% owned unit of the Santander Group.

As part of the transaction, Santander, WP and GA agreed to explore different alternatives for the sale of its stake in Allfunds Bank, S.A. (“Allfunds Bank”), including a possible sale or an IPO.

The Group estimates that in 2018 the operation will contribute to its earnings per share (> 1%) and will generate a return on invested capital (ROIC) of more than 20% (and 25% in 2019). The Santander Group also estimates that by the end of 2017 the negative impact on its capital (core equity tier 1) of the operation will be approximately 11 basis points. All estimates are net of the effect of the foreseeable sale of 25.25% of indirect ownership held by Grupo Santander in Allfunds Bank.

The operation is subject to obtaining the corresponding regulatory authorizations.

ii. Sale of Altamira Asset Management

On 21 November 2013, the Group announced that it had reached a preliminary agreement with Apollo European Principal Finance Fund II, a fund managed by subsidiaries of Apollo Global Management, LLC, for the sale of the platform for managing the loan recovery activities of Banco Santander, S.A. in Spain and for managing and marketing the properties relating to this activity (Altamira Asset Management, S.L.).

On 3 January 2014, the Group announced that it had sold 85% of the share capital of Altamira Asset Management, S.L. to Altamira Asset Management Holdings, S.L., an investee of Apollo European Principal Finance Fund II, for EUR 664 million, giving rise to a net gain of EUR 385 million, which was recognised at its gross amount under Gains/(losses) on disposal of assets not classified as non-current assets held for sale in the consolidated income statement for 2014.

Following this transaction, the Group retained the aforementioned property assets and loan portfolio on its balance sheet, while management of these assets is carried out from the platform owned by Apollo. Notwithstanding the foregoing, part of the portfolio of real estate assets are not managed by Altamira Asset Management, but by Aktua Soluciones Financieras, a company owned by 85% of Lindorff, and 15% by Banco Santander.

iii. Purchase of shares to DDFS LLC in Santander Consumer USA Holdings Inc. (SCUSA)

Also, on 2 July 2015, the Group announced that it had reached an agreement to purchase the 9.65% ownership interest held by DDFS LLC in SCUSA. Following this transaction, which is subject to the obtainment of the relevant regulatory authorisations, the Group will have an ownership interest of approximately 68.5% in SCUSA.

iv. Agreement with El Corte Inglés

On 7 October 2013, the Group announced that it had entered into a strategic agreement through its subsidiary Santander Consumer Finance, S.A. with El Corte Inglés, S.A. in the area of consumer finance, which included the acquisition of 51% of the share capital of Financiera El Corte Inglés E.F.C., S.A., with El Corte Inglés, S.A. retaining the remaining 49%. On 27 February 2014, following the obtainment of the relevant regulatory and competition authorisations, the acquisition was completed. Santander Consumer Finance, S.A. paid EUR 140 million for 51% of the share capital of Financiera El Corte Inglés E.F.C., S.A.

The detail of the fair values of the identifiable assets acquired and liabilities assumed at the business combination date is as follows:

Millions of euros
Loans and advances to credit institutions	29
Loans and receivables—Loans and advances to customers	1,291
Intangible assets	2
Other assets	22

Total assets	1,344

Deposits from credit institutions	173
Customer deposits	81
Marketable debt securities	585
Provisions	3
Other liabilities	290

Total liabilities	1,132

Net asset value	212

Non-controlling interests	(104)

Consideration paid	140

Goodwill	32

In 2014 Financiera El Corte Inglés E.F.C., S.A. contributed EUR 26 million to the Group’s profit. Had the business combination taken place on 1 January 2014, the profit contributed would not have varied significantly.

v. Getnet Tecnologia Em Captura e Processamento de Transações H.U.A.H., S.A.

On 7 April 2014, Banco Santander (Brasil), S.A. announced that it had reached an agreement to purchase through an investee all the shares of Getnet Tecnologia Em Captura e Processamento de Transações H.U.A.H., S.A. (“Getnet”). The transaction was completed on 31 July 2014 and the price was set at BRL 1,156 million (approximately EUR 383 million), giving rise to goodwill of EUR 229 million, which was included in the Banco Santander (Brasil) cash-generating unit (see Note 17).

Among the agreements reached, the Group granted a put option to the non-controlling shareholders of Getnet Adquirência e Serviços para Meios de Pagamento, S.A. on all the shares held by them (11.5% of the share capital of this company). The Group recognised the corresponding liability amounting to EUR 308 million with a charge to equity.

In 2014 Getnet Tecnologia Em Captura e Processamento de Transações H.U.A.H., S.A. contributed EUR 11 million to the Group’s profit. Had the business combination taken place on 1 January 2014, the profit contributed to the Group in 2014 would have been approximately EUR 21 million.

vi. Banco Santander (Brasil), S.A.

Acquisition of non-controlling interests in Banco Santander (Brasil), S.A.

On 28 April 2014, the Bank’s Board of Directors approved a bid for the acquisition of all the shares of Banco Santander (Brasil), S.A. not then owned by the Group, which represented approximately 25% of the share capital of Banco Santander (Brasil), S.A., offering in consideration Bank shares in the form of Brazilian Depositary Receipts (BDRs) or American Depositary Receipts (ADRs). As part of the bid, the Bank requested that its shares be listed on the São Paulo stock exchange in the form of BDRs.

The offer was voluntary, in that the non-controlling shareholders of Banco Santander (Brasil), S.A. were not obliged to participate, and it was not conditional upon a minimum acceptance level. The consideration offered, following the adjustment made as a result of the application of the Santander Dividendo Elección scrip dividend scheme in October 2014, consisted of 0.7152 new Banco Santander shares for each unit or ADR of Banco Santander (Brasil), S.A. and 0.3576 new Banco Santander shares for each ordinary or preference share of Banco Santander (Brasil), S.A.

The bid was accepted by holders of 13.65% of the share capital of Banco Santander (Brasil), S.A. Accordingly, the Group’s ownership interest in Banco Santander (Brasil), S.A. rose to 88.30% of its share capital. To cater for the exchange, the Bank, executing the agreement adopted by the extraordinary general meeting held on 15 September 2014, issued 370,937,066 shares, representing approximately 3.09% of the Bank’s share capital at the issue date. The aforementioned transaction gave rise to an increase of EUR 185 million in Share capital, EUR 2,372 million in Share premium and EUR 15 million in Reserves, and a reduction of EUR 2,572 million in Non-controlling interests.

The shares of Banco Santander (Brasil), S.A. continue to be listed on the São Paulo and New York Stock Exchanges.

vii. Agreement with CNP

On 10 July 2014, the Bank announced that it had reached an agreement for the French insurance company CNP to acquire a 51% stake in the two insurance companies based in Ireland (Santander Insurance Life DAC, Santander Insurance Europe DAC) that distribute life and non-life products through the Santander Consumer Finance network and 51% of the service provider.

In December 2014, after the regulatory authorisations had been obtained, CNP paid EUR 297 million to acquire 51% of the share capital of the three aforementioned companies and, therefore, control thereof. The agreement also included deferred payments to CNP in 2017 and 2020, and deferred amounts receivable by the Group in 2017, 2020 and 2023, based on the business plan.

The aforementioned agreement included the execution of a 10-year retail agreement, renewable for five-year periods, for the sale of life and non-life insurance products through the Santander Consumer Finance network, for which the Group will receive commissions at market rates.

This transaction gave rise to the recognition of a gain of EUR 413 million in 2014 under Gains/(losses) on disposal of assets not classified as non-current assets held for sale (see Note 49), of which EUR 207 million related to the fair value recognition of the 49% ownership interest retained by the Group.

viii. Agreement with GE Capital

On 23 June 2014, the Group announced that Santander Consumer Finance, S.A., the Group’s consumer finance unit, had reached an agreement with GE Money Nordic Holding AB to acquire GE Capital’s business in Sweden, Denmark and Norway for approximately EUR 693 million (SEK 6,408 million). On 6 November 2014, following the obtainment of the relevant authorisations, the acquisition was completed.

The detail of the fair values of the identifiable assets acquired and liabilities assumed at the business combination date is as follows:

Millions of euros
Cash and balances with central banks	28
Loans and advances to credit institutions	179
Loans and receivables—Loans and advances to customers (*)	2,099
Intangible assets	22
Other assets	62

Total assets	2,390

Deposits from credit institutions	1,159
Customer deposits	769
Subordinated liabilities	81
Other liabilities	79

Total liabilities	2,088

Net asset value	302

Consideration paid	693

Goodwill	391

(*)	In estimating their fair value, the value of the loans was reduced by EUR 75 million.

In 2014 this business contributed EUR 8 million to the Group’s profit. Had the business combination taken place on 1 January 2014, the profit contributed to the Group in 2014 would have been approximately EUR 94 million.

ix. Agreement with Banque PSA Finance

The Group, through its subsidiary Santander Consumer Finance, S.A., and Banque PSA Finance, the vehicle financing unit of the PSA Peugeot Citroën Group, entered into an agreement in 2014 for the operation of the vehicle and insurance financing business in twelve European countries. Pursuant to the terms of the agreement, the Group will finance this business, under certain circumstances and conditions, from the date on which the transaction is completed.

In January 2015 the related regulatory authorisations to commence activities in France and the United Kingdom were obtained and, accordingly, on 2 and 3 February 2015 the Group acquired 50% of Société Financière de Banque—SOFIB (actually PSA Banque France) and PSA Finance UK Limited for EUR 462 million and EUR 148 million, respectively.

On 1 May, PSA Insurance Europe Limited and PSA Life Insurance Europe Limited (both insurance companies with registered office in Malta) were incorporated, in which the Group contributed 50% of the share capital, amounting to EUR 23 million. On 3 August the Group acquired a full ownership interest in PSA Gestão—Comércio E Aluguer de Veiculos, S.A. (a company with registered office in Portugal) and the loan portfolio of the Portuguese branch of Banque PSA Finance for EUR 10 million and EUR 25 million, respectively. On 1 October PSA Financial Services Spain, E.F.C., S.A. (a company with registered office in Spain) was incorporated, in which the Group contributed EUR 181 million (50% of the share capital). (This company owns the 100% of the share capital of PSA Finance Suisse which is domiciled in Switzerland).

During 2016, have been obtained the necessary authorizations, by the regulators, to start activities in the rest of the countries covered by the framework agreement (Italy, the Netherlands, Austria, Belgium, Germany, Brazil and Poland). The Group’s disbursement during 2016 amounted to EUR 464 million to reach a 50% stake in the capital of each of the structures created in each geography, with the exception of PSA finance Arrendamento Mercantil SA where 100% of capital is acquired.

During 2016 the new businesses acquired have contributed EUR 79 million to the Group’s profit. Had the business combination taken place on 1 January 2016, the profit contributed to the Group in 2016 would have been approximately EUR 118 million.

x. Carfinco Financial Group

On 16 September 2014, the Bank announced that it had reached an agreement to purchase the listed Canadian company Carfinco Financial Group Inc. (“Carfinco”), a company specialising in vehicle financing.

In order to acquire Carfinco, Santander Holding Canada Inc. was incorporated, a company 96.4% owned by Banco Santander, S.A. and 3.6% owned by certain members of the former management group. On 6 March 2015, all of Carfinco was acquired through the aforementioned holding company for EUR 209 million, giving rise to goodwill of EUR 162 million.

In 2015 this business contributed EUR 6 million to the Group’s profit. Had the business combination taken place on 1 January 2015, the profit contributed to the Group in 2015 would have been approximately EUR 7 million.

xi. Metrovacesa

On 21 June 2016, Banco Santander hereby reached an agreement with Merlin Properties, SOCIMI, S.A., together with the other shareholders of Metrovacesa, S.A., for the integration in Merlin group, following the total spin-off of Metrovacesa, S.A., of Metrovacesa, S.A. property rental asset business in Merlin Properties, SOCIMI, S.A. and Metrovacesa, S.A. residential rental business in Metrovacesa, S.A. current subsidiary, Testa Residencial SOCIMI, S.A. (before, Testa Residencial, S.L.) The other assets of Metrovacesa, S.A. not integrated in Merlin group as a result of the integration, consisting of a residual group of land assets for development and subsequent lease, will be transferred to a newly created company wholly owned by the current shareholders of Metrovacesa, S.A.

Regarding the General Meeting of shareholders of Merlin Properties, SOCIMI, S.A. and Metrovacesa S.A. on 15 September, 2016 where not only the operation was not approved.

Subsequently, on 20 of October 2016, the deed of total division of Metrovacesa, S.A. was granted in favour of the mentioned companies, and such deed was filed in the Commercial Register on 26 of October 2016.

As a result of the integration, Santander Group has increased its participation to 21.95% of the equity capital of Merlin Properties, SOCIMI, S.A., 46.21% of direct participation in the equity capital of Testa Residential SOCIMI, S.A. and 70,27% in Metrovacesa Promoción y Arrendamiento, S.A.

The main impacts on the Consolidated Group’s balance of this division have been; decrease of EUR 3.8 billion in real estate investment (see Note 16), decrease of EUR 621 million under minority interests (see Note 28) and an increase in the heading of investments in joint ventures and associates participation of the businesses received in the associates Merlín Properties and Testa Residencial, of EUR: 1,168 and 307 million, respectively. (See Note 13.a).

In addition, Banco Santander, SA, together with other entities, is expected to make a contribution of assets to Testa Residencial in the first quarter of 2017, without significant changes in Santander’s participation in that company.

xii. Banco Internacional do Funchal (Banif)

On 21 December 2015, the Group announced that the Bank of Portugal, as the ruling authority, decided to award Banco Santander Totta, S.A., the Portuguese subsidiary of Banco Santander, S.A., the commercial business of BANIF- Banco Internacional do Funchal, S.A. and, accordingly, the businesses and branches of this entity became part of the Group.

The transaction was performed through the transfer of a substantial portion (commercial banking business) of the assets and liabilities of BANIF—Banco Internacional do Funchal, S.A. for which the Group paid EUR 150 million.

The detail of the fair values of the identifiable assets acquired and liabilities assumed at the business combination date is as follows:

Millions of euros
Cash and balances with central banks	2,510
Loans and advances to credit institutions	424
Debt instruments Loans and advances to customers Other assets	1,824 5,320 218

Total assets	10,296

Deposits from central banks	2,110
Deposits from credit institutions	1,052
Customer deposits Marketable debt securities Other liabilities	4,430 1,697 574

Total liabilities	9,863

Net asset value	433

Consideration paid	150

Negative Goodwill on the acquisition	283

Since the acquisition took place by the end of December 2015, these businesses did not contribute materially to the Group’s profit on this exercise.

xiii. Custody business

On 19 June 2014, the Group announced that it had reached an agreement with FINESP Holdings II B.V., a subsidiary of Warburg Pincus, to sell a 50% stake in Santander’s custody business in Spain, Mexico and Brazil. The remaining 50% will be retained by the Group.

On March 16, 2016, the parties agreed disregard the original investment structure and continue to work in good faith until June 30, 2016, on an alternative investment structure that would allow the sale by Santander of the 50% stake referred to above.

Finally, this deadline has expired, with no agreement reached.

c)	Off-shore entities

At the reporting date, according to current Spanish regulation, the Group has four subsidiaries resident in off-shore territories. During the financial year 2016 six subsidiaries have been liquidated, and one subsidiary is in process of being liquidated. Moreover, in the following two years, another subsidiary with reduced activity is expected to be terminated.

Following these planned disposals, the Group would have two substantially inactive off-shore subsidiaries in Jersey and the Isle of Man:

•	Whitewick Limited (Jersey), an inactive company.

•	ALIL Services Limited (Isle of Man), currently with substantially reduced activity of services.

The individual results of the two subsidiaries listed above, calculated in accordance with local accounting principles, are shown in the Appendices to these notes to the consolidated financial statements together with other data thereon.

These two subsidiaries contributed a profit of approximately EUR 0.5 million to the Group’s consolidated profit in 2016.

Also, the Group has five branches: three in the Cayman Islands, one in the Isle of Man and one in Jersey. These branches report to, and consolidate their balance sheets and income statements with, their respective foreign headquarters.

Also, the Group manages from Brazil a segregated portfolio company called Santander Brazil Global Investment Fund SPC in the Cayman Islands, and manages from the United Kingdom a protected cell company in Guernsey called Guaranteed Investment Products 1 PCC Limited. The Group also has, directly or indirectly, few financial investments located in tax havens including Olivant Limited in Guernsey.

The aforementioned entities have a total of 106 employees as of December 2016.

The Group also has four subsidiaries domiciled in off-shore territories that are not considered to be off-shore entities since they are tax residents in, and operate exclusively from, the UK (one of these subsidiaries is expected to be liquidated in 2017).

Spain signed information exchange agreements with Jersey, Guernsey and the Isle of Man in 2015, that are expected to enter into force in 2017. In addition, it is expected to sign in the future with the Cayman Islands. All these territories will no longer have the status of tax havens for the purposes of Spanish legislation at the time these agreements enter into force and, therefore, the Group would not maintain any entity resident in offshore territories.

Moreover, at the reporting date, these four jurisdictions comply with OECD standards on transparency and exchange of information for fiscal purposes, since:

•

The first round of evaluations of the Global Forum have been successfully passed in terms of their level of fiscal transparency and the effective application of the exchange of information on request (EOIR standard).

•

They have committed to implement the automatic exchange of information AEOI standard and its Common Reporting Standard (CRS) exchange mechanism, with the first exchange of information expected in 2017.

•	They have also acceded to the Convention on Mutual Administrative Assistance in Tax Matters (amended by the 2010 Protocol).

The OECD plans to publish a new list of non-cooperative tax territories in the summer of 2017.

The European Commission is also working to develop a first common EU list of non-cooperative tax jurisdictions, to be published before the end of 2017. The EU will work closely with the OECD in drawing up the final list, considering among other aspects, the evaluation by this organisation of the transparency standards of the jurisdictions.

The Group has established appropriate procedures and controls (risk management, supervision, verification and review plans and periodic reports) to prevent reputational and legal risk at these entities. Also, the Group has continued to implement its policy of reducing the number of off-shore units. In addition, the annual accounts of the Group’s offshore units are audited by PricewaterhouseCoopers member firms in 2016 (Deloitte in 2015 and 2014).

4.	Distribution of the Bank’s profit, shareholder remuneration scheme and earnings per share

a)	Distribution of the Bank’s profit and shareholder remuneration scheme

The distribution of the Bank’s net profit for 2016 that the Board of Directors will propose for approval by the shareholders at the annual general meeting is as follows:

Millions of euros
First and third interim dividends and final dividend	2,398
Acquisition, with a waiver of exercise, of bonus share rights from the shareholders which, under the Santander Dividendo Elección scrip dividend scheme, opted to receive in cash remuneration equivalent to the second interim dividend	71

2,469
Of which:
Approved at 31 December 2016 (*)	1,667
Final dividend	802
To voluntary reserves	12

Net profit for the year	2,481

(*)	Recognised under Shareholders’ equity—Dividends and remuneration.

In addition to the EUR 2,469 million indicated above, EUR 579 million in shares were allocated to the remuneration of shareholders under the shareholder remuneration scheme (Santander Dividendo Elección) approved by the shareholders at the annual general meeting held on 18 March 2016, whereby the Bank offered shareholders the possibility to opt to receive an amount equivalent to the second interim dividend out of 2016 profit in cash or new shares.

The Board of Directors will propose to the shareholders at the annual general meeting that remuneration of EUR 0.21 per share be paid for 2016.

b)	Earnings per share from continuing and discontinued operations

i.	Basic earnings per share

Basic earnings per share are calculated by dividing the net profit attributable to the Group (adjusted by the after-tax amount of the remuneration of contingently convertible preference shares recognised in equity—see Note 23) by the weighted average number of ordinary shares outstanding during the year, excluding the average number of treasury shares held in the year.

Accordingly:

	2016	2015	2014
Profit attributable to the Parent (millions of euros)	6,204	5,966	5,816
Remuneration of contingently convertible preference shares (PPC) (millions of euros) (Note 23)	(334)	(276)	(131)
Dilutive effect of changes in profit for the year arising from potential conversion of ordinary shares	—	—	—

	5,870	5,690	5,685
Of which:
Profit or Loss from discontinued operations (non controlling interest net) (million of euros)	—	—	(26)
Profit or Loss from continuing operations (net of non-controlling interests and PPC) (million of euros)	5,870	5,690	5,711
Weighted average number of shares outstanding	14,415,534,166	14,113,617,450	11,858,689,721

Adjusted number of shares	14,415,534,166	14,113,617,450	11,858,689,721

Basic earnings per share (euros)	0.41	0.40	0.48

Basic earnings per share from discontinued operations (euros)	0.00	0.00	0.00

Basic earnings per share from continuing operations (euros)	0.41	0.40	0.48

ii.	Diluted earnings per share

Diluted earnings per share are calculated by dividing the net profit attributable to the Group (adjusted by the after-tax amount of the remuneration of contingently convertible preference shares recognised in equity—see Note 23) by the weighted average number of ordinary shares outstanding during the year, excluding the average number of treasury shares and adjusted for all the dilutive effects inherent to potential ordinary shares (share options, and convertible debt instruments).

Accordingly, diluted earnings per share were determined as follows:

	2016	2015	2014
Profit attributable to the Parent (millions of euros)	6,204	5,966	5,816
Remuneration of contingently convertible preference shares (PPC) (millions of euros) (Note 23)	(334)	(276)	(131)

Dilutive effect of changes in profit for the year arising from potential conversion of ordinary shares	—	—	—
	5,870	5,690	5,685
Of which:
Profit (Loss) from discontinued operations (net of non-controlling interests) (millions of euros)	—	—	(26)
Profit from continuing operations (net of non-controlling interests and PPC) (millions of euros)	5,870	5,690	5,711
Weighted average number of shares outstanding	14,415,534,166	14,113,617,450	11,858,689,721
Dilutive effect of options/rights on shares	45,002,597	26,779,882	29,829,103

Adjusted number of shares	14,460,536,763	14,140,397,332	11,888,518,824

Diluted earnings per share (euros)	0.41	0.40	0.48

Diluted earnings per share from discontinued operations (euros)	0.00	0.00	(0.00)

Diluted earnings per share from continuing operations (euros)	0.41	0.40	0.48

5.	Remuneration and other benefits paid to the Bank’s directors and senior managers

The following sections of this Note contain qualitative and quantitative disclosures on the remuneration paid to the members of the Board of Directors -both executive and non-executive directors- and senior managers for 2016 and 2015. These disclosures include the information relating to all the members of the Board of Directors or senior managers who formed part of these governing bodies in 2016 even if retired at some time during the year.

Following is a summary of the remuneration paid to the Bank’s executive directors and senior managers who formed part of these governing bodies at the end of 2016 and 2015:

	Thousands of euros
	2016	2015
Current executive directors	25,791	24,692
Current senior managers	53,296	56,076

	79,087	80,768	-2.1%

a)	Remuneration of directors

i.	Bylaw-stipulated emoluments

The annual general meeting held on 22 March 2013 approved an amendment to the Bylaws, whereby the remuneration of directors in their capacity as board members became an annual fixed amount determined by the annual general meeting. This amount shall remain in effect unless the shareholders resolve to change it at a general meeting. However, the Board of Directors may elect to reduce the amount in any years in which it deems such action justified. The remuneration established for 2016 by the Annual General Meeting, as for 2015, was EUR 6 million, with two components: (a) an annual emolument and (b) attendance fees.

The specific amount payable for the above-mentioned items to each of the directors is determined by the Board of Directors. For such purpose, it takes into consideration the positions held by each director on the board, their membership of the board and the board committees and their attendance of the meetings thereof, and any other objective circumstances considered by the board.

The total bylaw-stipulated emoluments earned by the directors in 2016 amounted to EUR 4.6 million (EUR 5.2 million in 2015).

Annual emolument

The amounts received individually by the directors in 2016 and 2015 based on the positions held by them on the board and their membership of the board committees were as follows:

	Euros
	2016	2015
Members of the Board of Directors	85,000	84,954
Members of the executive committee	170,000	170,383
Members of the audit committee	40,000	39,551
Members of the appointments committee	25,000	23,730
Members of the remuneration committee	25,000	23,730
Members of the risk supervision, regulation and compliance oversight committee	40,000	39,551
Chairman of the audit committee	50,000	—
Chairman of the appointments committee	50,000	50,000
Chairman of the remuneration committee	50,000	50,000
Chairman of the risk, regulation and compliance oversight committee	50,000	50,000
Coordinating director	110,000	111,017
Non-executive deputy chairman	30,000	28,477

Attendance fees

The directors receive fees for attending board and committee meetings, excluding executive committee meetings, since no attendance fees are received for this committee.

By resolution of the Board of Directors, at the proposal of the remuneration committee, the fees for attending board and committee meetings -excluding executive committee meetings, for which no attendance fees have been established- were as follows:

Meeting attendance fees (1)	Euros
2016
Board of Directors	2,500
Audit committee and risk supervision, regulation and compliance oversight committee	1.700
Other committees (except the executive committee)	1,500

(1)

During 2015, the attendance fees per meeting for directors resident in Spain was EUR 2,540 per board meeting, EUR 1,650 per session of the delegated risk committee (suppressed by agreement of the Board on 1 December 2015, held its last meeting on 29 October); risk supervision, regulation and compliance: and EUR 1,270 for the rest of the committees (excluding the executive). In the case of non-resident directors, the amount was EUR 2,057, EUR 1,335 and EUR 1,028, respectively.

ii.	Salaries

The executive directors receive salaries. In accordance with the policy approved by the general meeting, salaries are composed of fixed annual remuneration and variable remuneration comprising, in turn, the so-called deferred conditional variable remuneration plan (bonus) and a Long-term incentive (Performance Share Plan or “ILP”) (see Note 47).

The deferred variable compensation plan linked to multiannual objectives in 2016 establishes the following payments scheme:

•	The 40% of the bonus is determined at year-end on the basis of the achievement of the targets set, and is paid immediately.

•

The 60% is deferred over five years, for it to be paid, as the case may be, in five portion provided that the conditions of permanence in the group and non-concurrence of the malus clauses are met, taking into account the following accrual scheme.

•	The accrual of the first and second parts (payment in 2018 and 2019) is no subject to the long-term objectives.

•

The accrual of the third, fourth, and fifth parts (payment in 2020, 2021 and 2022), is also linked to certain objectives related to the period 2016-2018 and the metrics and scales associated with these objectives. The fulfilment of the objective determines the percentage to be applied to the deferred amount in these three annuities, being the maximum amount determined at the end of the 2016.

•

In accordance with current remuneration regulations, the amounts already paid will be subject to a possible recovery (clawback) by the Bank during the period set out in the policy in force each moment.

The immediate payment (or short-term) as well as the deferred and subject to long-term goals payment will be paid 50% in cash and the 50% remaining in Santander shares.

iii.	Detail by director

The detail, by Bank director, of the short-term (immediate) and deferred (not subject to long-term goals) remuneration for 2016 and 2015 is provided below:

	Thousands of euros
	2016																2015
	Bylaw-stipulated emoluments								Short-term and deferred (not subject to long-term goals) salaries of executive directors
	Annual emolument						Attendance fees
		Executive	Audit	Appointments	retribution Remune- ration	Risk supervision, regulation and compliance oversight		Other		Variable— immediate payment		Deferred variable			Other remuner-
Directors	Board	committee	committee	committee	committee	committee	Board	fees	Fixed	In cash	In shares	In cash	In shares	Total	ation (a)	Total	Total
Mrs. Ana Botín-Sanz de
Sautuola y O’Shea	85	170	—	—	—	—	33	4	2,500	1,205	1,205	723	723	6,356	631	7,279	7,404
Mr. José Antonio Álvarez Álvarez (1)	85	170	—	—	—	—	33	4	2,000	814	814	488	488	4,604	1,110	6,006	6,601
Mr. Rodrigo Echenique Gordillo (2)	85	170	—	—	—	—	33	4	1,500	603	603	362	362	3,430	102	3,824	3,988
Mr. Matías Rodríguez Inciarte	85	170	—	—	—	—	33	4	1,710	718	718	431	431	4,008	174	4,474	5,185
Mr. Guillermo de la Dehesa Romero	115	170	—	25	25	40	33	53	—	—	—	—	—	—	—	461	473
Mr. Bruce Carnegie-Brown (3)	375	170	—	25	25	40	33	53	—	—	—	—	—	—	—	721	700
Mr. Ignacio Benjumea Cabeza de Vaca (4)	85	170	—	25	25	40	33	48	—	—	—	—	—	—	519	945	379
Mr. Francisco Javier Botín-Sanz de			—
Sautuola y O’Shea (5)	85	—	—	—	—	—	30	—	—	—	—	—	—	—	—	115	120
Mrs. Sol Daurella Comadrán (6)	85	—	—	25	25	—	28	28	—	—	—	—	—	—	—	191	183
Mr. Carlos Fernández González (7)	85	—	40	25	—	40	30	34	—	—	—	—	—	—	—	254	254
Mrs. Esther Giménez-Salinas i Colomer	85	—	—	—	—	—	33	4	—	—	—	—	—	—	—	122	133
Mr. Ángel Jado Becerro de Bengoa (8)	63	—	30	18	18	30	23	49	—	—	—	—	—	—	—	231	427
Mrs. Belén Romana García (9)	119	—	40	—	—	7	33	20	—	—	—	—	—	—	—	219	5
Mrs. Isabel Tocino Biscarolasaga	85	170	40	—	25	40	33	49	—	—	—	—	—	—	—	442	590
Mr. Juan Miguel Villar Mir	101	—	40	—	—	40	25	29	—	—	—	—	—	—	—	235	246
Mr. Homaira Akbari (10)	22	—	—	—	—	—	10	—	—	—	—	—	—	—	—	32	—
Mr. Fernando de Asúa Álvarez (11)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	116
Mrs. Sheila Bair (12)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	137
Mr. Javier Marín Romano (13)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	221
Mr. Abel Matutes Juan (14)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	32
Mr Juan Rodríguez Inciarte (15)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	1,994

Total 2016	1,645	1,360	190	143	143	277	476	383	7,710	3,340	3,340	2,004	2,004	18,398	2,536	25,551

Total 2015	1,612	1,266	169	131	128	282	701	894	8,475	2,605	2,605	3,908	3,908	21,501	2,501		29,185

(1)	Appointed chief executive officer effective from 13 January 2015.
(2)	Executive director since 16 January 2015.
(3)	Appointed director effective from 12 February 2015.
(4)	Appointed director effective from 21 September 2015.
(5)	All the amounts received were repaid to the Fundación Marcelino Botín.
(6)	Appointed director effective from 18 February 2015.
(7)	Appointed director effective from 12 February 2015.
(8)	Ceased to be a member of the board on 27 September 2016
(9)	Appointed director effective from 22 December 2015.
(10)	Appointed director effective from 27 September 2016.
(11)	Ceased to be a director on 12 February 2015.
(12)	Ceased to be a member of the board on 1 October 2015.
(13)	Ceased to be a member of the board and chief executive officer on 12 January 2015.
(14)	Ceased to be a member of the board on 18 February 2015.
(15)	Ceased to be a member of the board on 30 June 2015. Salary remuneration between this date and removal from office as executive vice president (1 January 2016) is included in Note 5.g.
(a)	Includes, inter alia, the life and medical insurance costs borne by the Group relating to Bank directors.

Following is the detail, by executive director, of the linked to multiannual objectives salaries, which will only be received if the conditions of continued service, non-applicability of “malus” clauses and, full achievement of the objectives established (or, as the case may be, of the minimum thresholds thereof, with the consequent reduction of the agreed-upon amount in the end of the year) in the terms described in Note 47.

	Thousands of euros
	2016			2015
	Variable subject to Long-term objectives(1)		Total	Total (2)
	In cash	In shares
Mrs. Ana Botín-Sanz de Sautuola y O’Shea	759	759	1,518	512
Mr. José Antonio Álvarez Álvarez	513	513	1,026	346
Mr. Rodrigo Echenique Gordillo	380	380	760	256
Mr. Matías Rodríguez Inciarte	452	452	904	400
Mr. Juan Rodríguez Inciarte (3)	—	—	—	141

Total	2,104	2,104	4,208	1,655

(1)

Corresponds with the fair value of the maximum amount they are entitled to in a total of 3 years: 2020, 2021 and 2022, subject to conditions of continued service, with the exceptions provided, and to the non-applicability of “malus” clauses and achievement of the objectives established. The fair value has been measured on the date of the concession of the scheme taking into account several possible behavioural assumptions.

(2)	The estimated fair value at the plan grant date, taking into account various possible scenarios regarding the performance of the various plan variables in the measurement periods (see Note 47).
(3)

Ceased to be a member of the board on 30 June 2015 and executive vice president on 1 January 2016. Long-term salary remuneration between this date and removal from office as executive vice president (1 January 2016) is included in Note 5.g.

Note 5.e) below includes disclosures on the shares delivered by virtue of the deferred remuneration schemes in place in previous years the conditions for delivery of which were met in the corresponding years, and on the maximum number of shares receivable in future years in connection with the aforementioned 2016 and 2015 variable remuneration plans.

b)	Remuneration of the board members as representatives of the Bank

By resolution of the executive committee, all the remuneration received by the Bank’s directors who represent the Bank on the Boards of Directors of listed companies in which the Bank has a stake, paid by those companies and relating to appointments made on or after 18 March 2002 accrues to the Group. In 2016 and 2015 the Bank’s directors did not receive any remuneration in respect of these representative duties.

Mr. Matías Rodríguez Inciarte received EUR 42 thousand as non-executive director of U.C.I., S.A. in 2016 and 2015.

c)	Post-employment and other long-term benefits

In 2012, within the framework of the measures implemented by the Group in order to mitigate the risks arising from the defined-benefit pension obligations payable to certain employees, which led to an agreement with the workers’ representatives to convert the defined-benefit obligations existing under the collective agreement into defined-contribution plans, the contracts of the executive directors and the other members of the Bank’s senior management -the senior executives- which provided for defined-benefit pension obligations were amended to convert these obligations into a defined-contribution employee welfare system, which was externalised to Santander Seguros y Reaseguros, Compañía Aseguradora, S.A. This system grants the executive directors the right to receive a pension benefit upon retirement, regardless of whether or not they are in the Bank’s employ at the time, based on the contributions made to the aforementioned system, and replaced the right to receive a pension supplement which had previously been payable to them upon retirement. The new system expressly excludes any obligation of the Bank to the executive directors other than the conversion of the previous system into the new employee welfare system, which took place in 2012, and, as the case may be, the annual contributions to be made as described below1. In the event of pre-retirement, the executive directors who have not exercised the option to receive their pensions in the form of a lump sum are entitled to receive an annual emolument until the date of retirement.

The initial balance for each executive director in the new defined-contribution welfare system was that corresponding to the market value of the assets in which the provisions for the respective accrued obligations had been invested, at the date on which the former pension obligations were converted into the new welfare system2.

Since 2013 the Bank has made annual contributions to the employee welfare system for the benefit of the executive directors and senior executives, in proportion to their respective pensionable bases, until they leave the Group, or until their retirement from the Group, death or disability (including, as the case may be, during the pre-retirement period). No contributions are made for the executive directors and senior executives who, prior to the conversion of the defined-benefit pension obligations into the current defined-contribution employee welfare system, had exercised the option to receive their pension rights in a lump sum3.

In accordance with the provisions of the remuneration regulations, contributions made that are calculated on variable remuneration are subject to the discretionary pension benefits regimen. Under this regime, these contributions are subject to clauses malus and clawback according to the policy in force at any time and during the same period in which the variable remuneration is deferred. Likewise, they must be invested in Bank shares for a period of five years from the date of the termination of executive directors in the Group, whether or not as a result of retirement. After that period, the amount invested in shares will be invested together with the remainder of the accumulated balance of the executive director, or will be paid to him or her beneficiaries had there been any contingency covered by the forecasting system.

[1]

As provided for in the contracts of the executive directors and members of senior management prior to their modification, Mr. Matías Rodríguez Inciarte had exercised the option to receive the accrued pensions -or amounts similar thereto- in the form of a lump sum -i.e. in a single payment-, which meant that no further pension benefit would accrue to them from that time, and the lump sum to be received, which would be updated at the agreed-upon interest rate, was fixed.

[2]

In the case of Mr. Matías Rodríguez Inciarte, the initial balance corresponded to the amounts that were set when, as described above, they exercised the option to receive a lump sum, and includes the interest accrued on these amounts from that date.

[3]

Mr. Rodrigo Echenique Gordillo, appointed executive director on 16 January 2015, does not participate in the welfare system and is not entitled to have any contributions made in his favour by the Bank in this connection, notwithstanding the pension rights to which he was entitled prior to his appointment as executive director. In 2015, as a result of his appointment as chief executive officer, changes were introduced to the contract of Mr. José Antonio Álvarez Álvarez with respect to the pension obligations stipulated in his senior management contract. The annual contribution to the employee welfare system was thereafter calculated as 55% of the sum of: (i) the fixed annual remuneration; and (ii) 30% of the arithmetic mean of the last three gross amounts of variable remuneration. The pensionable base in the event of death or disability is 100% of his fixed remuneration. Under his senior management contract the annual contribution was 55.93% of his fixed remuneration, and the pensionable base in the event of death or disability was 100% of his fixed remuneration.

Following is a detail of the balances relating to each of the executive directors under the welfare system at 31 December 2016 and 2015 (4):

	Thousands of euros
	2016	2015
Ms. Ana Botín-Sanz de Sautuola y O’Shea (1)	43,156	41,291
Mr. José Antonio Álvarez Álvarez (2)	15,107	14,167
Mr. Rodrigo Echenique Gordillo (3)	14,294	14,623
Mr. Matías Rodríguez Inciarte	48,230	47,745

	120,787	117,826

(1)	Includes the amounts relating to the period of provision of services at Banesto, externalised with another insurance company.
(2)	Member of the board and chief executive officer of the Bank effective from 13 January 2015.
(3)

Executive director since 16 January 2015 Mr. Rodrigo Echenique Gordillo doesn’t participate in the pension system and the right to the bank to make contributions in its favour in this regard. The amount at 31 December 2016 and 2015, wich correspond to him prior to his appointment as director of the bank executive director.

(4)

Mr. Javier Marín Romano ceased to be a director on 12 January 2015 and took voluntary pre-retirement, as provided for in his contract; he opted to receive the annual pre-retirement emoluments to which he was entitled (EUR 800 thousand gross) in a single payment (EUR 10,861 thousand gross). As stipulated in his contract, the Bank will make annual contributions to the welfare system, amounting to 55% of this director’s annual emolument during the pre-retirement period, and Mr. Marín will be entitled to receive, at the time of his retirement, the retirement benefit recognised in the welfare system, equal to the amount of the balance accumulated in the system corresponding to him at that time. The balance accrued at 31 December 2015 amounted to EUR 5,245 thousand. The Bank constituted in 2015 had recognised a provision in relation to future contributions. The balance of this provision as of 31 December 2016 is EUR 6,061 thousand. As regards the deferred variable remuneration corresponding to Mr. Marín in relation to years prior to his pre-retirement, the scheme described in the relevant sections of this report shall apply, and Mr. Marín will receive this remuneration, if appropriate, on the dates envisaged in the corresponding plans, subject to the stipulated conditions for its accrual being met. Also, Mr. Juan Rodriguez Inciarte ceased to be a director on 30 June 2015 and executive vice president on 1 January 2016 and retained his pension rights, amounting to EUR 14,275 at 31 December 2016.

The Group had at 31 December 2015 pension obligations to other directors amounting to EUR 2.4 million. The payments made in 2016 to the members of the board entitled to post-employment benefits amounted to EUR 0.9 million (2015: EUR 1.2 million).

Lastly, the contracts of the executive directors who had not exercised the option referred to above prior to the conversion of the defined-benefit pension obligations into the current welfare system include a supplementary welfare regime for the contingency of death (surviving spouse and child benefits) and permanent disability of serving directors.

The provisions recognised in 2016 and 2015 for retirement pensions and supplementary benefits (surviving spouse and child benefits, and permanent disability) were as follows:

	Thousands of euros
	2016	2015
Ms. Ana Botín-Sanz de Sautuola y O’Shea	2,521	2,302
Mr. José Antonio Álvarez Álvarez	2,249	2,677
Mr. Rodrigo Echenique Gordillo	—	—
Mr. Matías Rodríguez Inciarte	—	—
Mr. Javier Marín Romano (1)	—	484
Mr. Juan Rodríguez Inciarte (2)	—	849

	4,770	6,312

(1)	Ceased to be member of the board on 12 January 2015. The amount corresponding to 2016 amounts to EUR 487 thousand.
(2)	Ceased to be member of the board on 30 June 2015 and 1 January 2016 as executive vice president.

d)	Insurance

The Group has taken out life insurance policies for the Bank’s directors, who will be entitled to receive benefits if they are declared disabled; in the event of death, the benefits will be payable to their heirs. The premiums paid by the Group are included in the Other remuneration column of the table shown in Note 5.a.iii above. Also, the following table provides information on the sums insured for the Bank’s executive directors:

	Insured sum (Thousands of euros)
	2016	2015
Ms. Ana Botín-Sanz de Sautuola y O’Shea	7,500	7,500
Mr. José Antonio Álvarez Álvarez	6,000	6,000
Mr. Rodrigo Echenique Gordillo	4,500	1,385
Mr. Matías Rodríguez Inciarte	5,131	5,131
Mr. Javier Marín Romano (1)	—	2,400
Mr. Juan Rodríguez Inciarte (2)	—	3,600

	23,131	26,016

(1)	Ceased to be member of the board on 12 January 2015.
(2)	Ceased to be member of the board on 30 June 2015 and 1 January 2016 as executive vice president

At 31 December 2016 and 2015, there were no obligations in this connection to other directors.

e)	Deferred variable remuneration systems

The following information relates to the maximum number of shares to which the executive directors are entitled at the beginning and end of 2015 and 2016 due to their participation in the deferred variable remuneration systems, which instrumented a portion of their variable remuneration relating to 2016 and prior years, as well as on the deliveries, whether shares or cash, made to them in 2015 and 2016 where the conditions for the receipt thereof had been met (see Note 47):

i) Deferred conditional variable remuneration plan

From 2011 to 2015, the bonuses of executive directors and certain executives (including senior management) and employees who assume risk, who perform control functions or receive an overall remuneration that puts them on the same remuneration level as senior executives and employees who assume risk (all of whom are referred to as identified staff) have been approved by the Board of Directors and instrumented, respectively, through various cycles of the deferred conditional variable remuneration plan. Application of these cycles, insofar as they entail the delivery of shares to the plan beneficiaries, was authorized by the related Annual General Meetings.

The purpose of these plans is to defer a portion of the bonus of the plan beneficiaries (60% in the case of executive directors) over a period of five years (three years for the plans approved up to 2014) for it to be paid, where appropriate, in cash and in Santander shares; the other portion of the bonus is also to be paid in cash and Santander shares, upon commencement of the cycles, in accordance with the rules set forth below.

In addition to the requirement that the beneficiary remains in Santander Group’s employ, the accrual of the deferred remuneration is conditional upon none of the following circumstances existing -in the opinion of the Board of Directors following a proposal of the remuneration committee- in relation to the corresponding year in the period prior to each of the deliveries: (i) poor financial performance of the Group; (ii) breach by the beneficiary of internal regulations, including, in particular, those relating to risks; (iii) material restatement of the Group’s financial statements, except when it is required pursuant to a change in accounting standards; or (iv) significant changes in the Group’s economic capital or its risk profile. All the foregoing shall in each case be governed by the rules of the relevant plan cycle.

On each delivery, the beneficiaries will be paid an amount in cash equal to the dividends paid for the amount deferred in shares and the interest on the amount deferred in cash. If the Santander Dividendo Elección scrip dividend scheme is applied, they will paid the price offered by the Bank for the bonus share rights corresponding to those shares.

The maximum number of shares to be delivered is calculated taking into account the daily volume-weighted average prices for the 15 trading sessions prior to the date on which the Board of Directors approves the bonus for the Bank’s executive directors for each year.

This plan and the Performance Shares (ILP) plan described below have been integrated in the deferred variable compensation plan linked to multiannual objectives, in the terms approved by the general meeting of shareholders held on 18 March 2016.

ii) Performance shares plan (ILP)

The table below shows the maximum number of shares to which the executive directors are entitled, as part of their variable remuneration for 2015 and 2014, as a result of their participation in the ILP (see Note 47).

	Maximum number of shares
	2015	2014
Ms. Ana Botín-Sanz de Sautuola y O’Shea	184,337	41,597
Mr. José Antonio Álvarez Álvarez	124,427	32,655
Mr. Rodrigo Echenique Gordillo	92,168	—
Mr. Matías Rodríguez Inciarte	143,782	50,437
Mr. Javier Marín Romano	—	43,647
Mr. Juan Rodríguez Inciarte (1)	50,693	35,564

Total	595,407	203,900

(1)

Ceased to be member of the board on 30 June 2015. The shares corresponding to their variable remuneration between that date and the date of resignation as general manager (1 January 2016) is included in Note 5.g.

The accrual of the ILP and its amount are conditional on the behaviour of certain metrics of Banco Santander between 2015 and 2017 for the ILP of 2015 and between 2014 and 2017 for the ILP of 2014, as well as compliance with the remaining conditions of the plan until the end of the accrual period (31 December 2018). Ended 2017, the amount corresponds to receive each exclusive director in relation to ILP of 2015 (the ILP accrued amount), subject to compliance with the remaining conditions. With regards to the ILP of 2014, once fiscal years 2015, 2016 and 2017 have finished, the annual amount that, in each case, corresponds to each executive director after applying the percentage that results from the relevant metric (see Note 47) to one third of the agreed ILP amount, will be determined. For the accrual in 2016, the referral RTA is the one that accumulates between 1 January 2014 and 31 December 2015. In this financial year, the position achieved in the RTA has not been such that determines the accrual of the first third; therefore, it has expired. The chart showed above shows the maximum number of pending shares at 31 December 2016, after the aforementioned first third expired.

The shares to be delivered in 2019 (with respect to the ILP of 2015), or in each payment date of ILP (for 2014) to executive directors based on compliance with the related multiannual target are conditional, in addition to the requirement that the beneficiary remains in the Group’s employ, with the exceptions included in the plan regulations, upon none of the following circumstances existing -in the opinion of the Board of Directors following a proposal of the remuneration committee-, during the period prior to the delivery, as a result of actions performed in the year to which the plan relates: (i) poor financial performance of the Group; (ii) breach by the beneficiary of internal regulations, including, in particular, those relating to risks; (iii) material restatement of the Group’s financial statements, except when it is required pursuant to a change in accounting standards; or (iv) significant changes in the Group’s economic capital or risk profile.

iii) Deferred variable compensation plan linked to multiannual objectives

In 2016, with the aim of simplifying the remuneration structure, improving risk adjustment before and increasing the incidence of long-term objectives, the bonus plan (deferred and conditioned variable compensation plan) and ILP has been implemented. The variable remuneration of executive directors and certain executives (including senior management) has been approved by the Board of Directors and implemented through the first cycle of the deferred variable remuneration plan linked to multi-year objectives. The application of the plan, thus far as it entails the delivery of shares to the beneficiaries of the plan, was authorized by the general meeting of shareholders.

As indicated in section a.ii of this Note, 60% of the variable remuneration amount is deferred for five years (three years for certain beneficiaries, not including executive directors), for their payment, where appropriate by fifth parties provided that the conditions of permanence in the group and non-concurrence of the clauses malus are met, according to the following accrual scheme:

•	The accrual of the first and second parts (installment in 2018 and 2019) is not subject to the fulfilment of long-term objectives.

•

The accrual of the third, fourth and fifth parts is linked to the fulfilment of certain objectives related to the period 2016-2018 and the metrics and scales associated with those objectives. These objectives are:

•	the growth of consolidated earnings per share in 2018 compared to 2015;

•	the relative performance of the Bank’s total shareholder return (RTA) in the period 2016-2018 in relation to the weighted RTAs of a reference group of 35 credit institutions;

•	compliance with the fully loaded ordinary level 1 capital objective for the year 2018;

•	the fulfilment of the objective of growth of the ordinary return on risk-weighted assets for the year 2018 measured against the year 2015.

The degree of compliance with the above objectives determines the percentage to be applied to the deferred amount in these three annuities, the maximum being the amount determined at the end of the year 2016.

Both the immediate (short-term) and the deferred (long-term and conditioned) part are paid 50% in cash and the remaining 50% in Santander shares.

The accrual of deferred compensation linked to the multiannual objectives of executive directors (and senior management) is conditioned, in addition to the permanence of the beneficiary in the Santander Group, in the opinion of the Board of Directors, at the proposal of the remuneration committee, none of the following circumstances in relation to the corresponding period during the period prior to each of the deliveries: (i) poor financial performance of the Group; (ii) breach by the beneficiary of the internal regulations, including in particular that relating to risks; (iii) material restatement of the Group’s financial statements, except when appropriate under a change in accounting regulations; or (iv) significant variations in the Group’s economic capital or risk profile. All this, in each case, with the exceptions and as provided in the regulation of the plan.

In addition, the amounts paid under this plan are subject to recovery or clawback clauses in the event of the circumstances under current legislation. The application of clawback will be supplemented by that of malus, so that it will take place when it is considered insufficient to collect the effects that the event must have on the assigned variable remuneration. The application of clawback will be decided by the Board of Directors on the proposal of the remuneration committee and can not be proposed once the last payment in cash or shares corresponding to the plan is made in 2022.

The maximum number of shares to be delivered is calculated by taking into account the weighted average daily volume of weighted average prices for the fifteen trading sessions prior to the previous Friday (excluded) the date on which the bond is agreed by the board of executive directors of the Bank.

iv) Shares assigned by deferred variable remuneration plans

The following table shows the number of Santander shares assigned to each executive director and pending delivery as of 1 January, 2015, 31 December, 2015 and 2016, as well as the gross shares that were delivered to them in 2015 and 2016, either in the form of an immediate payment or a deferred payment. In this case after having been appraised by the board, at the proposal of the remuneration committee, that the corresponding third of each plan had accrued. They bring cause of each of the plans through which the variable remunerations of deferred conditional variable remuneration plan 2011, 2012, 2013, 2014, 2015 and of the deferred conditional and linked to multiannual objectives 2016 were implemented, as indicated in the table:

Share-based variable remuneration	Maximum number of shares to be delivered at 1 January 2015	Shares delivered in 2015 (immediate payment 2014 variable remuneration)	Shares delivered in 2015 (deferred payment 2013 variable remuneration)	Shares delivered in 2015 (deferred payment 2012 variable remuneration)	Shares delivered in 2015 (deferred payment 2011 variable remuneration)	Variable remuneration 2015 (maximum number of shares to be delivered)	Maximum number of shares to be delivered at 31 December 2015	Shares delivered in 2016 (immediate payment 2015 variable remuneration)	Shares delivered in 2016 (deferred payment 2014 variable remuneration)	Shares delivered in 2016 (deferred payment 2013 variable remuneration)	Shares delivered in 2016 (deferred payment 2012 variable remuneration)	Variable remuneration 2016 (maximum number of shares to be delivered) (1)	Maximum number of shares to be delivered at 31 December 2016(3)
2011 variable remuneration
Ms. Ana Botín-Sanz Sautuola y O’Shea	47,000	—	—	—	(47,000)	—	—	—	—	—	—	—	—
Mr. José Antonio Álvarez Álvarez (2)	32,038	—	—	—	(32,038)	—	—	—	—	—	—	—	—
Mr. Matías Rodríguez Inciarte	62,878	—	—	—	(62,878)	—	—	—	—	—	—	—	—
Mr. Javier Marín Romano	25,960	—	—	—	(25,960)	—	—	—	—	—	—	—	—
Mr. Juan Rodríguez Inciarte	36,690	—	—	—	(36,690)	—	—	—	—	—	—	—	—
	204,566	—	—	—	(204,566)	—	—	—	—	—	—	—	—
2012 variable remuneration
Ms. Ana Botín-Sanz Sautuola y O’Shea	69,916	—	—	(34,958)	—	—	34,958	—	—	—	(34,958)	—	—
Mr. José Antonio Álvarez Álvarez(2)	48,093	—	—	(24,047)	—	—	24,046	—	—	—	(24,046)	—	—
Mr. Matías Rodríguez Inciarte	83,059	—	—	(41,530)	—	—	41,529	—	—	—	(41,529)	—	—
Mr. Javier Marín Romano	38,969	—	—	(19,485)	—	—	19,484	—	—	—	(19,484)	—	—
Mr. Juan Rodríguez Inciarte	48,466	—	—	(24,233)	—	—	24,233	—	—	—	(24,233)	—	—
	288,503	—	—	(144,253)	—	—	144,250	—	—	—	(144,250)	—	—
2013 variable remuneration
Ms. Ana Botín-Sanz Sautuola y O’Shea	99,362	—	(33,121)	—	—	—	66,241	—	—	(33,121)	—	—	33,120
Mr. José Antonio Álvarez Álvarez(2)	58,681	—	(19,560)	—	—	—	39,121	—	—	(19,560)	—	—	19,561
Mr. Matías Rodríguez Inciarte	103,639	—	(34,546)	—	—	—	69,093	—	—	(34,546)	—	—	34,547
Mr. Javier Marín Romano	112,275	—	(37,425)	—	—	—	74,850	—	—	(37,425)	—	—	37,425
Mr. Juan Rodríguez Inciarte	66,448	—	(22,149)	—	—	—	44,299	—	—	(22,149)	—	—	22,150
	440,405	—	(146,801)	—	—	—	293,604	—	—	(146,801)	—	—	146,803
2014 variable remuneration
Ms. Ana Botín-Sanz Sautuola y O’Shea	304,073	(121,629)	—	—	—	—	182,444	—	(60,814)	—	—	—	121,630
Mr.. José Antonio Álvarez Álvarez (2)	157,452	(78,726)	—	—	—	—	78,726	—	(26,242)	—	—	—	52,484
Mr. Matías Rodríguez Inciarte	231,814	(92,726)	—	—	—	—	139,088	—	(46,363)	—	—	—	92,725
Mr. Javier Marín Romano	320,563	(128,225)	—	—	—	—	192,338	—	(64,113)	—	—	—	128,225
Mr. Juan Rodríguez Inciarte	179,680	(71,872)	—	—	—	—	107,808	—	(35,936)	—	—	—	71,872
	1,193,582	(493,178)	—	—	—	—	700,404	—	(233,468)	—	—	—	466,936
2015 variable remuneration
Ms. Ana Botín-Sanz Sautuola y O’Shea	—	—	—	—	—	528,834	528,834	(211,534)	—	—	—	—	317,300
Mr. José Antonio Álvarez Álvarez	—	—	—	—	—	351,523	351,523	(140,609)	—	—	—	—	210,914
Mr. Rodrigo Echenique Gordillo	—	—	—	—	—	260,388	260,388	(104,155)	—	—	—	—	156,233
Mr. Matías Rodríguez Inciarte	—	—	—	—	—	361,118	361,118	(144,447)	—	—	—	—	216,671
Mr. Juan Rodríguez Inciarte (4)	—	—	—	—	—	138,505	138,505	(55,402)	—	—	—	—	83,103
	—	—	—	—	—	1,640,368	1,640,368	(656,147)	—	—	—	—	984,221
2016 variable remuneration
Ms. Ana Botín-Sanz Sautuola y O’Shea	—	—	—	—	—	—	—	—	—	—	—	592,043	592,043
Mr. José Antonio Álvarez Álvarez	—	—	—	—	—	—	—	—	—	—	—	399,607	399,607
Mr. Rodrigo Echenique Gordillo	—	—	—	—	—	—	—	—	—	—	—	295,972	295,972
Mr. Matías Rodríguez Inciarte	—	—	—	—	—	—	—	—	—	—	—	352,455	352,455
	—	—	—	—	—	—	—	—	—	—	—	1,640,077	1,640,077

(1)

For each director, 40% of the shares indicated correspond to the short-term variable (or immediate payment). The remaining 60% is deferred for delivery, where appropriate, by fifths in the next five years, the last three being subject to the fulfillment of multiannual objectives.

(2)	Maximum number of shares resulting from their participation in the corresponding plans during their stage as general manager.
(3)

In addition, Mr. Ignacio Benjumea Cabeza de Vaca maintains the right to a maximum of 327,988 shares arising from his participation in the corresponding plans during his term as executive vice president.

(4)

Ceases to be a member of the board on June 30, 2015. The shares corresponding to their variable remuneration between that date and that of being retired as general manager (January 1, 2016) are included in Note 5.g

Also, the table below show the cash delivery in 2016 and 2015, by way of either immediate payment or deferred payment, in the latter case once the board had determined, at the proposal of the remuneration committee that the third relating to each plan had accrued:

	Thousands of euros
	2016		2015
	Cash paid (immediate payment 2015 variable remuneration)	Cash paid (third of deferred payment 2014, 2013 and 2012 variable remuneration)	Cash paid (immediate payment 2014 variable remuneration)	Cash paid (third of deferred payment 2013, 2012 and 2011 variable remuneration)
Ms. Ana Botín-Sanz de Sautuola y O’Shea	840	826	801	829
Mr. José Antonio Álvarez Álvarez (1)	558	448	487	468
Mr. Rodrigo Echenique Gordillo	414	—	—	—
Mr. Matías Rodríguez Inciarte	574	784	574	855
Mr. Javier Marín Romano (2)	—	772	793	522
Mr. Juan Rodríguez Inciarte (3)	220	526	445	512

	2,606	3,356	3,100	3,186

(1)	Appointed chief executive officer effective from 13 January 2015.
(2)	Ceased as executive officer on 12 January 2015.
(3)	Ceased as executive officer on 30 June, 2015 and appointed as general director on 1 January, 2016.

v) Information on former members of the Board of Directors

Following is information on the maximum number of shares to which former members of the Board of Directors who ceased in office prior to 1 January 2015 are entitled for their participation in the various deferred variable remuneration systems, which instrumented a portion of their variable remuneration relating to the years in which they were executive directors. Also set forth below is information on the deliveries, whether shares or cash, made in 2016 and 2015 to former board members, upon achievement of the conditions for the receipt thereof (see Note 47):

Maximum number of shares to be delivered	31-12-2016	31-12-2015
Deferred conditional variable remuneration plan (2012)	—	76,580
Deferred conditional variable remuneration plan (2013)	21,143	42,287

Number of shares delivered	2016	2015
Deferred conditional variable remuneration plan (2011)	—	238,956
Deferred conditional variable remuneration plan (2012)	76,580	76,582
Deferred conditional variable remuneration plan (2013)	21,144	21,144

In addition, EUR 633 thousand and 1,990 relating to the deferred portion payable in cash on the aforementioned plans were paid each in 2016 and 2015.

f)	Loans

The Group’s direct risk exposure to the Bank’s directors and the guarantees provided for them are detailed below. These transactions were made on terms equivalent to those that prevail in arm’s-length transactions or the related compensation in kind was recognised:

	Thousands of euros
	2016				2015
	Loans and credits	Guarantees	Total	Loans and credits	Guarantees	Total
Ms. Ana Botín-Sanz de Sautuola y O’Shea	—	—	—	46	—	46
Mr. José Antonio Álvarez	9	—	9	11	—	11
Mr. Bruce Carnegie-Brown	2	—	2	—	—	—
Mr. Matías Rodríguez Inciarte	16	—	16	13	—	13
Mr. Rodrigo Echenique Gordillo	21	—	21	24	—	24
Mr. Javier Botín-Sanz de Sautuola y O’Shea	4	—	4	6	—	6
Mr. Ángel Jado Becerro de Bengoa	—	—	—	2	—	2
Mrs.ª Sol Daurella Comadran	25	—	25	—	—	—
Mr. Ignacio Benjumea Cabeza de Vaca (1)	2	—	2	—	—	—
Mr. Guillermo de la Dehesa Romero	11	—	11	—	—	—

	90	—	90	102	—	102

(1)	Appointed as officer on 21 September 2015.

g) Senior	managers

In 2016 the Bank’s Board of Directors approved a series of appointments and organisational changes aimed at simplifying the Group’s organisation and rendering it more competitive.

The table below includes the amounts relating to the short-term remuneration of the members of senior management at 31 December 2016 and those at 31 December 2015, excluding the remuneration of the executive directors, which is detailed above:

		Thousands of euros
Year	Number of persons	Short-term salaries					Other remuneration (1)	Total
		Fixed	Variable remuneration (bonus)—Immediate payment		Variable remuneration immediate payment
			In cash	In shares (2)	In cash	In shares
2016	18	17,258	8,126	8,126	3,745	3,745	4,430	45,430
2015	21	17,838	6,865	6,865	7,880	7,880	5,016	52,344

(1)	Includes other remuneration items such as life insurance premiums and localization aids totalling EUR 577 thousand (2015: EUR 1,309 thousand).
(2)	The amount of the immediate payment in shares for 2016 relates to Santander shares 1,596,248 (2015: 1,726,893 Santander shares).

Also, the detail of the breakdown of the linked to multiannual objective salaries of the members of senior management at 31 December 2016 and 2015 is provided below. These remuneration payments shall be received, as the case may be, in the corresponding deferral periods upon achievement of the conditions stipulated for each payment (see Note 47).

		Thousands of euros
Year	Number of people	Deferred salaries (1)
		Cash payment	Share payment	Total
2016	18	3,933	3,933	7,866
2015	21	—	3,732	3,732

(1)

Relates in 2016 with the fair value of the maximum annual amounts for years 2020, 2021 and 2022 of the first cycle of the deferred conditional variable remuneration plan. Relates in 2015 to the estimated fair value of the ILP. The accrual and amount of the ILP are subject, inter alia, to achievement of the multiannual targets envisaged in the plan. Any ILP payments will be received in full in shares and deferred in 2019.

Also, executive vice presidents who retired in 2016 and, therefore, were not members of senior management at year-end, received in 2016 salaries and other remuneration relating to their retirement amounting to EUR 4.064 thousand, and remained entitled to long-term salary remuneration of EUR 503 thousand.

Following is a detail of the maximum number of Santander shares that the members of senior management at each plan grant date (excluding executive directors) were entitled to receive at 31 December 2016 and 2015 relating to the deferred portion under the various plans then in force (see Note 47):

Maximum number of shares to be delivered	31/12/16	31/12/15
Deferred conditional variable remuneration plan (2012)	—	447,214
Deferred conditional variable remuneration plan (2013) (1)	271,996	852,898
Deferred conditional variable remuneration plan (2014) (2)	759,950	1,802,779
Performance shares plan ILP (2014)	399,360	1,025,853
Deferred conditional variable remuneration plan (2015) (3)	1,981,670	2,480,849
Performance shares plan ILP (2015)	1,339,506	1,798,395
Deferred conditional variable remuneration plan and linked to objectives (2016)	1,954,431	—

(1)	Also, they were entitled to a maximum of 111,962 Banco Santander (Brasil) S.A. shares at 31 December 2015.
(2)

In addition, at 31 December 2015 and 2014 they were entitled to a maximum of 222,946 Banco Santander (Brasil) S.A. shares (the maximum number of shares corresponding to the deferred portion of the 2014 bonus).

(3)	Also, they were entitled to a maximum of 252,503 Banco Santander (Brasil) S.A. shares at 31 December 2015.

In 2016 and 2015, since the conditions established in the corresponding deferred share-based remuneration schemes for prior years had been met, in addition to the payment of the related cash amounts, the following number of Santander shares was delivered to the executive vice presidents:

Number of shares delivered	2016	2015
Deferred conditional variable remuneration plan (2011)	—	550,064
Deferred conditional variable remuneration plan (2012)	251,445	447,212
Deferred conditional variable remuneration plan (2013)	271,996	426,449
Deferred conditional variable remuneration plan (2014)	379,978	—
Performance shares plan ILP (2014)	—	—

As indicated in Note 5.c above, in 2012 the contracts of the members of the Bank’s senior management which provided for defined-benefit pension obligations were amended to convert these obligations into a defined-contribution employee welfare system, which was externalised to Santander Seguros y Reaseguros Compañía Aseguradora, S.A. The new system grants the senior executives the right to receive a pension benefit upon retirement, regardless of whether or not they are in the Bank’s employ on that date, based on the contributions made to the aforementioned system, and replaces the right to receive a pension supplement which had previously been payable to them upon retirement. The new system expressly excludes any obligation of the Bank to the executives other than the conversion of the previous system into the new employee welfare system, which took place in 2012, and, as the case may be, the annual contributions to be made. In the event of pre-retirement, and up to the retirement date, senior managers appointed prior to September 2015 are entitled to receive an annual allowance.

Likewise, the contracts of certain senior managers include a supplementary pension scheme for cases of death (widowhood and orphans) and permanent disability in active employment.

In addition, in application of the provisions of the remuneration regulations, as of 2016 (inclusive), a discretionary pension benefit component of at least 15% of the total has been included in contributions to the pension system. Under the regime corresponding to these discretionary benefits, the contributions made that are calculated on variable remunerations are subject to malus and clawback clauses according to the policy in force at each moment and during the same period in which the variable remuneration is deferred.

Likewise, they must be invested in Bank shares for a period of five years from the date of the cessation of senior management in the Group, whether or not as a result of retirement. After that period, the amount invested in shares will be invested together with the rest of the accumulated balance of the senior manager, or he will be paid to him or her beneficiaries if there were any contingency covered by the forecasting system.

The balance as of 31 December 2016 in the pension system for those who were part of senior management during the year amounted to EUR: 99.3 million (EUR: 250 million in 31 December, 2015).

The net charge to income corresponding to pension and supplementary benefits for widows, orphans and permanent invalidity amounted to EUR 12.9 million in 2016 (EUR: 21 in 2015).

During 2016, the number of executive vice presidents was reduced. The amount paid corresponding to pensions in a single retirement pension benefit of those who were part of the senior management during the year amounted to EUR: 10.1 million (EUR: 53.2 million in 2015). The amount corresponding to allowances in the form of a single payment of the annual voluntary pre-retirement allowance amounted to EUR: 6.7 million (EUR: 21.5 million in 2015).

Additionally, the capital insured by life and accident insurance at 31 December, 2016 of this group amounts to EUR: 59.1 million (EUR: 76.8 million at 31 December, 2015).

h)	Post-employment benefits to former directors and former executive vice presidents

The post-employment benefits and settlements paid in 2016 to former directors of the Bank, other than those detailed in Note 5.c amounted to EUR 7.3 million (2015: EUR 8.5 million). Also, the post-employment benefits and settlements paid in 2016 to former executive vice presidents amounted to EUR 134.7 million (2015: EUR 10.2 million).

In 2016 a period provision of EUR 301 thousand was recognised in the consolidated income statement in connection with the Group’s pension and similar obligations to former directors of the Bank (including insurance premiums for supplementary surviving spouse/child and permanent disability benefits), and a period provision of EUR 506 thousand was also recognised in relation to former executive vice presidents (2015: a period provision of EUR 424 thousand was recognised).

In addition, Provisions—Provision for pensions and similar obligations in the consolidated balance sheet as at 31 December 2016 included EUR 96.8 million in respect of the post-employment benefit obligations to former directors of the Bank (31 December 2015: EUR 89 million) and EUR 171 million corresponding to former executive vice presidents (2015: EUR 121 million).

i)	Pre-retirement and retirement

The following executive directors will be entitled to take pre-retirement in the event of termination, if they have not yet reached the age of retirement, on the terms indicated below:

Ms. Ana Botín-Sanz de Sautuola y O’Shea will be entitled to take pre-retirement in the event of termination for reasons other than breach. In such case, she will be entitled to an annual emolument equivalent to her fixed remuneration plus 30% of the average of her latest amounts of variable remuneration, up to a maximum of three. This emolument would be reduced by up to 16% in the event of voluntary retirement before the age of 60. Mr. José Antonio Álvarez Álvarez will be entitled to take pre-retirement in the event of termination for reasons other than his own free will or breach. In such case, he will be entitled to an annual emolument equivalent to the fixed remuneration corresponding to him as executive vice president.

For his part, Mr. Matías Rodríguez Inciarte may take retirement at any time and, therefore, claim from the insurer the benefits corresponding to him under the externalised employee welfare system described in Note 5.c above, with no obligation whatsoever being incumbent upon the Bank in such circumstance.

j)	Contract termination

The executive directors and senior executives have indefinite-term employment contracts. Executive directors or senior executives whose contracts are terminated voluntarily or due to breach of duties are not entitled to receive any economic compensation. If the Bank terminates the contract for any other reason, they will be entitled to the corresponding legally-stipulated termination benefit.

However, should Mr. Rodrigo Echenique Gordillo’s contract be terminated prior to 1 January 2018, unless it is terminated voluntarily or due to his death, permanent disability, or serious breach of his duties, he shall be entitled to receive compensation of twice his fixed salary.

If the Bank were to terminate her contract, Ms. Ana Botín-Sanz de Sautuola y O’Shea would have to remain at the Bank’s disposal for a period of four months in order to ensure an adequate transition, and would receive her fixed salary during that period.

Other non-director members of the Group’s senior management, other than those whose contracts were amended in 2012 as indicated above, have contracts which entitle them, in certain circumstances, to an extraordinary contribution to their welfare system in the event of termination for reasons other than voluntary redundancy, retirement, disability or serious breach of duties. These benefits are recognised as a provision for pensions and similar obligations and as a staff cost only when the employment relationship between the Bank and its executives is terminated before the normal retirement date.

k)	Information on investments held by the directors in other companies and conflicts of interest

None of the members of the Board of Directors or persons related to them perform, as independent professionals or as employees, activities that involve effective competition, be it present or potential, with the activities of Banco Santander, S.A., or that, in any other way, place the directors in an ongoing conflict with the interests of Banco Santander, S.A.

Without prejudice to the foregoing, following is a detail of the declarations by the directors with respect to their equity interests in companies not related to the Group whose object is banking, financing or lending; and of the management or governing functions, if any, that the directors discharge thereat.

Administrator	Denomination	Number of shares	Functions
Mrs. Ana Botín-Sanz de Sautuola y O’Shea	Bankinter, S.A. *	6,050,000	—
Mr. Bruce Neil Carnegie-Brown	Moneysupermarket.com Group plc Jardine Lloyd Thompson Group plc	— —	President (1) Manager officer (1)
Mr. Rodrigo Echenique Gordillo	Wells Fargo & Co. Bank of America Corporation	2,250 6,000	— —
Mr. Matías Rodríguez Inciarte	Financiera Ponferrada, S.A., SICAV	—	Manager officer
Mr. Guillermo de la Dehesa Romero	Goldman, Sachs & Co. (The Goldman Sachs Group, Inc.) Banco Popular Español, S.A.	19,546 2,789	— —
Mr. Javier Botín-Sanz de Sautuola y O’Shea	Bankinter, S.A. JB Capital Markets Sociedad de Valores, S.A.	7,929,853 —	— President and CEO
Mrs. Esther Giménez-Salinas i Colomer	Gawa Capital Partners, S.L.	—	Manager officer (1)
Mrs. Isabel Tocino Biscarolasaga	Banco Bilbao Vizcaya Argentaria, S.A.	9,941	—

(*)	Ownership interests held by related persons.
(1)	Non-executive.

With regard to situations of conflict of interest, as stipulated in Article 30 of the Rules and Regulations of the Board, the directors must notify the board of any direct or indirect conflict with the interests of the Bank in which they or persons related thereto may be involved. The director involved shall refrain from taking part in discussions or voting on any resolutions or decisions in which the director or any persons related thereto may have a conflict of interest.

Also, under Article 33 of the Rules and Regulations of the Board, following a favourable report by the audit committee, the board must authorise the transactions which the Bank performs with directors (unless the power to approve them is vested by law in the general meeting), excluding the transactions indicated in Article 33.2.

Accordingly, the related party transactions performed during the year met the conditions established in the Rules and Regulations of the Board not to require authorisation of the governing bodies, or obtained such authorisation, following a favourable report by the audit committee, after confirming that the consideration and the other conditions agreed upon were within market parameters.

In addition, other directors abstained from participating in and voting on the deliberations of the meetings of the Board of Directors or the board committees on 95 occasions in 2016. The breakdown of these 95 cases is as follows: 28 related to proposals for the appointment, re-election or removal of directors, or the appointment of members of the board committees or committees in Group companies; 51 related to matters connected with remuneration or the extension of loans or credits; 9 related to the debate of proposed financing or other lending transactions involving companies related to directors; and on 5 occasions the abstention occurred in connection with the annual verification of the directors’ status which, pursuant to Article 6.3 of the Rules and Regulations of the Board, was performed by the appointments committee.

6.	Loans and advances to centrals banks and credit institutions

The detail, by classification, type and currency, of Loans and advances to credit institutions in the consolidated balance sheets is as follows:

	Millions of euros
	2016	2015	2014
CENTRALS BANKS
Classification:
Financial assets held for trading	—	—	—
Financial assets designated at fair value through profit or loss	—	—	—
Loans and receivables	27,973	17,337	11,814

	27,973	17,337	11,814

Type:
Time deposits	14,445	9,958	4,796
Reverse repurchase agreements	13,528	7,379	7,018
Impaired assets	—	—	—
Valuation adjustments for impairment	—	—	—
Of which risk country	—	—	—

	27,973	17,337	11,814

CREDIT INSTITUTIONS
Classification:
Financial assets held for trading	3,221	1,352	1,020
Financial assets designated at fair value through profit or loss	10,069	26,403	28,592
Loans and receivables	35,424	37,438	39,862

	48,714	65,193	69,474

Type:
Time deposits	5,941	7,142	8,177
Reverse repurchase agreements	20,867	37,744	39,807
Non- loan advances	21,281	19,580	20,842
Valuation adjustments accrued interest receivable and other	636	733	667
Impaired assets	4	13	60
Valuation adjustments for impairment	(15)	(19)	(79)
Of which risk country	(12)	(12)	(13)

	48,714	65,193	69,474

Currency:
Euro	24,278	42,666	46,447
Pound sterling	4,337	3,684	3,416
US dollar	11,996	14,395	11,838
Brazilian reais	32,013	20,341	16,430
Other currencies	4,063	1,444	3,157

TOTAL	76,687	82,530	81,288

The loans and advances to credit institutions classified under Financial assets held for trading consist mainly of securities of foreign institutions acquired under reverse repurchase agreements, whereas those classified under Financial assets designated at fair value through profit or loss consist of assets of Spanish and foreign institutions acquired under reverse repurchase agreements.

The loans and advances to credit institutions classified under Loans and receivables are mainly time accounts and deposits.

Note 51 contains a detail of the residual maturity periods of Loans and receivables and of the related average interest rates.

7.	Debt instruments

a)	Detail

The detail, by classification, type and currency, of Debt instruments in the consolidated balance sheets is as follows:

	Millions of euros
	2016	2015	2014
Classification:
Financial assets held for trading	48,922	43,964	54,374
Financial assets designated at fair value through profit or loss	3,398	3,717	4,231
Financial assets available-for-sale	111,287	117,187	110,249
Loans and receivables	13,237	10,907	7,510
Held-to-maturity investments	14,468	4,355	—

	191,312	180,130	176,364

Type:
Spanish government debt securities	45,696	45,787	39,182
Foreign government debt securities	103,070	88,346	93,037
Issued by financial institutions	16,874	18,843	18,041
Other fixed-income securities	25,397	27,227	26,127
Impaired financial assets	773	218	121
Impairment losses	(498)	(291)	(144)

	191,312	180,130	176,364

Currency:
Euro	73,791	81,196	74,833
Pound sterling	16,106	10,551	9,983
US dollar	31,401	27,011	20,452
Other currencies	70,512	61,663	71,240

Total Gross	191,810	180,422	176,508

Impairment losses	(498)	(291)	(144)

	191,312	180,130	176,364

During the year 2016, Santander UK has been purchased a portfolio of UK Government debt securities which were classified as held-to-maturity investments on acquisition for the amount of EUR 7,765 million.

In 2015, the Group reclassified certain financial instruments from the available-for-sale portfolio into the held-to-maturity investment portfolio. Pursuant to the applicable legislation, the fair value of these instruments at the date of reclassification was considered their initial cost and the amount recognised in Other comprehensive income in the Group’s consolidated equity remained in the consolidated balance sheet, together with the adjustments relating to the other Financial assets available-for-sale. The reclassified instruments were subsequently measured at their amortised cost, and both the difference between their amortised cost and their maturity amount and the Other comprehensive income previously recognised in equity will be recognised in the consolidated income statement over the remaining life of the financial assets using the effective interest method.

b)	Breakdown

The breakdown, by origin of the issuer, of Debt instruments at 31 December 2016, 2015 and 2014, net of impairment losses, is as follows:

	Millions of euros
	2016				2015				2014
	Private fixed-income	Public fixed-income	Total	%	Private fixed-income	Public fixed-income	Total	%	Private fixed-income	Public fixed-income	Total	%
Spain	6,153	45,696	51,849	27.10%	7,387	45,787	53,174	29.52%	8,542	39,182	47,724	27.06%
United Kingdom	3,531	11,910	15,441	8.07%	3,746	6,456	10,202	5.66%	3,502	7,577	11,079	6.28%
Portugal	4,068	7,689	11,757	6.15%	3,889	9,975	13,864	7.70%	3,543	8,698	12,241	6.94%
Italy	1,035	3,547	4,582	2.40%	1,312	4,423	5,735	3.18%	1,670	4,170	5,840	3.31%
Ireland	518	—	518	0.27%	342	—	342	0.19%	405	—	405	0.23%
Poland	707	6,265	6,972	3.64%	802	5,470	6,272	3.48%	745	6,373	7,118	4.04%
Other European countries	7,203	1,736	8,939	4.67%	7,912	3,133	11,045	6.13%	7,327	4,267	11,594	6.57%
United States	10,559	13,058	23,617	12.34%	11,919	9,753	21,672	12.03%	8,793	5,847	14,640	8.30%
Brazil	5,364	39,770	45,134	23.59%	5,405	25,588	30,993	17.21%	5,673	37,792	43,465	24.65%
Mexico	587	10,628	11,215	5.86%	723	15,296	16,019	8.89%	847	9,071	9,919	5.62%
Chile	1,315	3,643	4,958	2.59%	1,027	2,032	3,059	1.70%	909	2,389	3,298	1.87%
Other American countries	782	1,262	2,044	1.07%	762	1,611	2,373	1.32%	1,558	1,514	3,071	1.74%
Rest of the world	724	3,562	4,286	2.24%	771	4,609	5,380	2.99%	631	5,339	5,970	3.38%

	42,546	148,766	191,312	100%	45,997	134,133	180,130	100%	44,145	132,219	176,364	100%

The detail, by issuer rating, of Debt instruments at 31 December 2016, 2015 and 2014 is as follows:

	Millions of euros
	2016				2015				2014

	Private fixed-income	Public fixed-income	Total	%	Private fixed-income	Public fixed-income	Total	%	Private fixed-income	Public fixed-income	Total	%
AAA	18,916	1,008	19,924	10.41%	16,975	9,164	26,139	14.51%	17,737	10,647	28,384	16.09%
AA	1,632	29,639	31,271	16.35%	3,452	13,168	16,620	9.23%	2,763	14,770	17,533	9.94%
A	2,928	3,285	6,213	3.25%	7,379	9,120	16,499	9.16%	5,711	6,373	12,084	6.85%
BBB	7,579	66,955	74,534	38.96%	8,011	65,707	73,718	40.92%	5,215	90,505	95,720	54.27%
Below BBB	4,751	47,872	52,623	27.51%	2,575	35,573	38,148	21.18%	3,092	8,698	11,790	6.69%
Unrated	6,740	7	6,747	3.53%	7,605	1,401	9,006	5.00%	9,627	1,226	10,853	6.15%

	42,546	148,766	191,312	100%	45,997	134,133	180,130	100%	44,145	132,219	176,364	100%

The distribution of exposure by rating shown in the foregoing table has been affected by the various reviews of sovereign issuer ratings conducted in recent years. The main review in 2016 was that of United Kingdom (from AAA to Below AA), Poland (from A to Below BBB+) and Argentina (From Unrated to B-). Also, the principal review in 2015 was that of Brazil (from BBB to Below BBB.

The detail, by type of financial instrument, of Private fixed-income securities at 31 December 2016, 2015 and 2014, net of impairment losses, is as follows:

	Millions of euros
	2016	2015	2014
Securitised mortgage bonds	1,584	2,110	3,388
Other asset-backed bonds	2,803	3,073	2,315
Floating rate debt	11,818	16,633	13,172
Fixed rate debt	26,341	24,181	25,270

Total	42,546	45,997	44,145

c)	Impairment losses

The changes in the impairment losses on Debt instruments are summarised below:

	Millions of euros
	2016	2015	2014
Balance at beginning of year	291	144	207
Net impairment losses for the year (*)	380	211	55
Of which:
Impairment losses charged to income	423	223	62
Impairment losses reversed with a credit to income	(43)	(12)	(8)
Assets written off	—	—	(110)
Exchange differences and other items	(172)	(64)	(8)

Balance at end of year	498	291	144

Of which:
By geographical location of risk:
European Union	40	34	34
Latin America	458	257	110

(*) Of which:
Loans and advances	405	92	14
Financial assets available for sale	(25)	119	41

d)	Other information

The detail, by term to maturity, of the debt instruments pledged as security for certain commitments, is as follows:

	Millions of euros
	1 day	1 week	1 month	3 months	6 months	1 year	More than 12 months	Total
Government debt securities	8,617	31,661	4,094	5,363	3,151	496	737	54,120
Other debt instruments	1,079	1,129	414	1,092	315	676	3,732	8,435

Total	9,696	32,790	4,508	6,454	3,466	1,172	4,470	62,555

There are no particular conditions relating to the pledge of these assets that need to be disclosed.

Note 29 contains a detail of the Other comprehensive income recognised in equity on Financial assets available-for-sale.

Note 51 contains a detail of the residual maturity periods of Financial assets available-for-sale and of Loans and receivables and of the related average interest rates.

8.	Equity instruments

a)	Breakdown

The detail, by classification and type, of Equity instruments in the consolidated balance sheets is as follows:

	Millions of euros
	2016	2015	2014
Classification:
Financial assets held for trading	14,497	18,225	12,920
Financial assets designated at fair value through profit or loss	546	630	879
Financial assets available-for-sale	5,487	4,849	5,001

	20,530	23,704	18,800

Type:
Shares of Spanish companies	3,098	2,479	3,102
Shares of foreign companies	15,342	19,077	12,773
Investment fund units and shares	2,090	2,148	2,925

	20,530	23,704	18,800

Note 29 contains a detail of the Other comprehensive income recognised in equity on Financial assets available-for-sale, and also the related impairment losses.

b)	Changes

The changes in Financial assets available-for-sale—Equity instruments were as follows:

	Millions of euros
	2016	2015	2014
Balance at beginning of year	4,849	5,001	3,955
Changes in the scope of consolidation	—	—	—
Net additions (disposals)	(294)	(392)	743
Of which:
Bank of Shanghai Co., Ltd.	—	109	396
Visa Europe	(263)	—	—
Valuation adjustment and other items	932	240	303

Balance at end of year	5,487	4,849	5,001

The main acquisitions and disposals made in 2016, 2015 and 2014 were as follows:

i. Bank of Shanghai Co., Ltd.

In May 2014 the Group acquired 8% of Bank of Shanghai Co., Ltd. for EUR 396 million.

In June 2015 the Group subscribed to a capital increase at this company for EUR 109 million, thereby retaining its ownership interest percentage.

In November 2016, the Bank of Shanghai shares began to trade, which meant that the closing price at 31 December, 2016 included a positive valuation adjustment of EUR 675 million compared to the cost recorded in Other comprehensive income—items that may be classified in results—Financials assets available for sale.

ii. Visa Europe LTD

On 21 June 2016 the Group has disposed its VISA Europe, LTD stake, classified as available for sale, obtaining a gain net of taxes of EUR 227 million (see note 44 Gains or losses on financial assets and liabilities not measured at fair value through profit or loss, net).

c)	Notifications of acquisitions of investments

The notifications made by the Bank in 2016, in compliance with Article 155 of the Spanish Limited Liability Companies Law and Article 125 of Spanish Securities Market Law 24/1998, of the acquisitions and disposals of holdings in investees are listed in Appendix IV.

9.	Derivatives (assets and liabilities) and Short positions

a)	Derivatives

The detail, by type of inherent risk, of the fair value of the derivatives arranged by the Group is as follows (see Note 36):

	Millions of euros
	2016		2015		2014
	Debit balance	Credit balance	Debit balance	Credit balance	Debit balance	Credit balance
Interest rate risk	47,884	48,124	51,576	49,095	56,878	56,710
Currency risk	21,087	23,500	21,924	23,444	16,201	17,418
Price risk	2,599	2,402	2,598	3,343	2,800	4,118
Other risks	473	343	626	532	979	802

	72,043	74,369	76,724	76,414	76,858	79,048

b)	Short positions

Following is a breakdown of the short positions (liabilities):

	Millions of euros
	2016	2015	2014
Borrowed securities:
Debt instruments	2,250	3,098	3,303
Of which: Santander UK plc	1,319	1,857	2,537
Equity instruments	1,142	990	1,557
Of which: Santander UK plc	991	905	1,435
Short sales:
Debt instruments	19,613	13,274	12,768
Of which:
Banco Santander, S.A.	7,472	6,953	7,093
Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México	1,872	1,290	1,561
Banco Santander (Brasil), S.A.	9,197	4,619	3,476
Equity instruments	—	—	—

	23,005	17,362	17,628

10.	Loans and advances to customers

a)	Detail

The detail, by classification, of Loans and advances to customers in the consolidated balance sheets is as follows:

	Millions of euros
	2016	2015	2014
Financial assets held for trading	9,504	6,081	2,921
Financial assets designated at fair value through profit or loss	17,596	14,293	8,971
Loans and receivables	763,370	770,474	722,819
Of which:
Disregarding impairment losses	787,763	796,991	750,036
Impairment losses	(24,393)	(26,517)	(27,217)
Of which, due to country risk	(15)	(12)	(7)

	790,470	790,848	734,711

Loans and advances to customers disregarding impairment losses (*)	814,863	817,365	761,928

(*)	Includes Valuations adjustments for accrued interest receivable and other items amounting to EUR 2,836 million at 31 December 2016 (2015: EUR 3,628 million; 2014: EUR 3,402 million).

Note 51 contains a detail of the residual maturity periods of loans and receivables and of the related average interest rates.

Note 54 shows the Group’s total exposure, by origin of the issuer.

There are no loans and advances to customers for material amounts without fixed maturity dates.

b)	Breakdown

Following is a breakdown, by loan type and status, geographical area of residence and interest rate formula, of the loans and advances to customers of the Group, which reflect the Group’s exposure to credit risk in its core business, disregarding impairment losses:

	Millions of euros
	2016	2015	2014
Loan type and status:
Commercial credit	23,811	18,404	18,900
Secured loans	452,980	478,925	440,827
Reverse repurchase agreements	16,551	11,969	3,993
Other term loans	231,480	216,862	206,261
Finance leases	25,269	22,798	15,353
Receivable on demand	8,074	8,466	10,329
Credit cards receivables	21,289	20,180	22,491
Impaired assets	32,573	36,133	40,372
Other comprehensive income for accrued interest receivable and other items	2,836	3,628	3,402

	814,863	817,365	761,928

Geographical area:
Spain	161,372	167,856	172,371
European Union (excluding Spain)	379,666	401,315	353,674
United States and Puerto Rico	87,318	88,737	71,764
Other OECD countries	74,157	69,519	60,450
Latin America (non-OECD)	93,207	77,519	93,145
Rest of the world	19,143	12,419	10,524

	814,863	817,365	761,928

Interest rate formula:
Fixed rate	417,448	407,026	363,679
Floating rate	397,415	410,339	398,249

	814,863	817,365	761,928

At 31 December 2016, the Group had granted loans amounting to EUR 14,127 million (31 December 2015: EUR 13,993 million; 31 December 2014: EUR 17,465 million) to Spanish public sector agencies (which had ratings of BBB at 31 December 2016, 2015 and 2014), and EUR 16,483 million to the public sector in other countries (31 December 2015: EUR 7,772 million; 31 December 2014: EUR 7,053 million). At 31 December 2016, the breakdown of this amount by issuer rating was as follows: 11.8% AAA, 58.1% AA, 0.0 % A, 18.5 % BBB and 11.6 % below BBB.

Without considering the Public Administrations, the amount of the loans and advances at 31 December 2016 amounts to EUR 783,893 million, of which, EUR 751,425 million euros are classified to non-performing. The percentage breakdown of these loans and advances by counterparty credit quality is as follows: 11.9 % AAA, 14.9 % AA, 19.1 % A, 24.0 % BBB and 30.1 % below BBB.

The above-mentioned ratings were obtained by converting the internal ratings awarded to customers by the Group (see Note 54) into the external ratings classification established by Standard & Poor’s, in order to make them more readily comparable.

Following is a detail, by activity, of the loans to customers at 31 December 2016, net of impairment losses:

	Millions of euros
	Total	Without collateral	Secured loans
			Net exposure		Loan-to-value ratio (a)
			Of which: Property collateral	Of which: Other collateral	Less than or equal to 40%	More than 40% and less than or equal to 60%	More than 60% and less than or equal to 80%	More than 80% and less than or equal to 100%	More than 100%
Public sector	28,692	16,123	9,117	3,452	1,832	2,706	4,099	3,770	162
Other financial institutions (Financial business activity)	32,829	9,314	829	22,686	382	397	298	21,486	952
Non-financial corporations and individual entrepreneurs (Non-financial business activity) (broken down by purpose)	255,946	143,124	51,977	60,845	23,600	14,673	11,916	42,125	20,508
Of which:
Construction and property development	26,178	3,676	20,112	2,390	8,897	5,417	4,380	2,433	1,375
Civil engineering construction	5,118	2,444	1,270	1,404	322	275	267	1,231	579
Large companies	139,377	94,476	11,774	33,127	6,344	3,936	3,169	19,158	12,294
SMEs and individual entrepreneurs	85,273	42,528	18,821	23,924	8,037	5,045	4,100	19,303	6,260
Households—other (broken down by purpose)	454,102	114,753	302,198	37,151	76,375	96,200	92,019	41,963	32,792
Of which:
Residential	296,196	1,265	294,551	380	71,910	92,134	88,159	35,097	7,631
Consumer loans	140,066	106,510	1,777	31,779	2,934	2,897	2,287	2,299	23,139
Other purposes	17,840	6,978	5,870	4,992	1,531	1,169	1,573	4,567	2,022

Total (*)	771,569	283,314	364,121	124,134	102,189	113,976	108,332	109,344	54,414

Memorandum item Refinanced and restructured transactions (**)	37,365	7,516	18,177	11,672	3,117	3,147	3,829	4,508	15,248

(*)	In addition, the Group has granted advances to customers amounting to EUR 18,901 million, bringing the total of loans and advances to EUR 790,470 million.
(**)	Includes the net balance of the impairment of the accumulated value or accumulated losses in the fair value due to credit risk.
(a)	The ratio is the carrying amount of the transactions at 31 December 2016 provided by the latest available appraisal value of the collateral.

Note 54 contains information relating to the restructured/refinanced loan book.

c)	Impairment losses

The changes in the impairment losses on the assets making up the balances of Loans and receivables—Loans and advances to customers were as follows:

	Millions of euros
	2016	2015	2014
Balance at beginning of year	26,517	27,217	24,903
Net impairment losses charged to income for the year	10,734	11,477	11,843
Of which:
Impairment losses charged to income	17,081	16,461	16,497
Impairment losses reversed with a credit to income	(6,347)	(4,984)	(4,654)
Change of perimeter	(136)	—	—
Write-off of impaired balances against recorded impairment allowance	(12,758)	(12,361)	(11,827)
Exchange differences and other changes	36	184	2,298

Balance at end of year	24,393	26,517	27,217

Of which:
By status of the asset:
Impaired assets	15,331	17,421	19,354
Of which: due to country risk (Note 2.g)	15	12	7
Other assets	9,062	9,096	7,863

Balance at end of year	24,393	26,517	27,217

Of which:
Individually calculated	6,097	9,673	10,401
Collective calculated:	18,296	16,844	16,816

In addition, provisions for debt securities amounting to EUR 405 million (31 December 2015: EUR 92 million; 31 December 2014: EUR 14 million) and written-off assets have been recorded in the year amounting to EUR 1,582 million. (31 December 2015: EUR 1,375 million; 31 December 2014: EUR 1,336 million). With this, the amount EUR 9,557 (31 December 2015: EUR 10,194 million; 31 December 2014: EUR 10,521 million).

d)	Impaired assets and assets with unpaid past-due amounts

The detail of the changes in the balance of the financial assets classified as Loans and receivables—Loans and advances to customers and considered to be impaired due to credit risk is as follows:

	Millions of euros
	2016	2015	2014
Balance at beginning of year	36,133	40,372	40,320
Net additions	7,393	7,862	9,841
Written-off assets	(12,758)	(12,361)	(11,827)
Changes in the scope of consolidation	661	106	497
Exchange differences and other	1,144	154	1,541

Balance at end of year	32,573	36,133	40,372

This amount, after deducting the related allowances, represents the Group’s best estimate of the discounted value of the flows that are expected to be recovered from the impaired assets.

At 31 December 2016, the Group’s written-off assets totalled EUR 40,473 million (31 December 2015: EUR 36,848 million; 31 December 2014: EUR 35,654 million).

Following is a detail of the financial assets classified as Loans and receivables to costumers and considered to be impaired due to credit risk at 31 December 2016, classified by geographical location of risk and by age of the oldest past-due amount:

	Millions of euros
	With no past-due balances or less than 90 days past due	With balances past due by
		90 to 180 days	180 to 270 days	270 days to 1 year	More than 1 year	Total
Spain	4,845	508	360	625	7,009	13,347
European Union (excluding Spain)	2,648	1,783	877	654	3,262	9,224
United States and Puerto Rico	805	833	38	61	242	1,979
Other OECD countries	1,601	481	145	158	474	2,859
Latin America (non-OECD)	1,242	1,059	1,131	677	1,055	5,164
Rest of the world	—	—	—	—	—	—

	11,141	4,664	2,551	2,175	12,042	32,573

The detail at 31 December 2015 is as follows:

	Millions of euros
	With no past-due balances or less than 90 days past due	With balances past due by
		90 to 180 days	180 to 270 days	270 days to 1 year	More than 1 year	Total
Spain	6,623	894	622	551	8,329	17,019
European Union (excluding Spain)	1,854	1,720	916	791	4,394	9,675
United States and Puerto Rico	1,305	135	58	29	257	1,784
Other OECD countries	721	894	232	194	1,237	3,278
Latin America (non-OECD)	1,418	995	666	477	766	4,322
Rest of the world	8	2	—	—	45	55

	11,929	4,640	2,494	2,042	15,028	36,133

The detail at 31 December 2014 is as follows:

	Millions of euros
	With no past-due balances or less than 90 days past due	With balances past due by
		90 to 180 days	180 to 270 days	270 days to 1 year	More than 1 year	Total
Spain	6,664	2,764	909	866	9,404	20,607
European Union (excluding Spain)	2,027	2,520	908	767	3,532	9,754
United States and Puerto Rico	661	626	58	29	329	1,703
Other OECD countries	272	1,364	259	239	1,726	3,860
Latin America (non-OECD)	1,324	338	933	841	1,012	4,448
Rest of the world	—	—	—	—	—	—

	10,948	7,612	3,067	2,742	16,003	40,372

Set forth below for each class of impaired asset are the gross amount, associated allowances and information relating to the collateral and/or other credit enhancements obtained at 31 December 2016:

	Millions of euros
	Gross amount	Allowance recognised	Estimated collateral value (*)
Without associated collateral	12,128	7,609	—
With property collateral	16,510	5,658	10,572
With other collateral	3,935	2,064	1,354

Balance at end of year	32,573	15,331	11,926

(*)

Including the estimated value of the collateral associated with each loan. Accordingly, any other cash flows that may be obtained, such as those arising from borrowers’ personal guarantees, are not included.

When classifying assets in the previous table, the main factors considered by the Group to determine whether an asset has become impaired are the existence of amounts past due -assets impaired due to arrears- or other circumstances may be arise which will not result in all contractual cash flows being recovered, such as a deterioration of the borrower’s financial situation, the worsening of its capacity to generate funds or difficulties experienced by it in accessing credit.

Loans classified as standard: past-due amounts receivable

In addition, at 31 December 2016, there were assets with amounts receivable that were past due by 90 days or less, the detail of which, by age of the oldest past-due amount, is as follows:

	Millions of euros
	Less than1 month	1 to 2 months	2 to 3 months
Loans and advances to customers	1,672	659	393
Of which Public sector	8	2	—

Total	1,672	659	393

e)	Securitisation

Loans and advances to customers includes, inter alia, the securitised loans transferred to third parties on which the Group has retained the risks and rewards, albeit partially, and which therefore, in accordance with the applicable accounting standards, cannot be derecognised. The breakdown of the securitised loans, by type of original financial instrument, and of the securitised loans derecognised because the stipulated requirements were met (see Note 2.e) is shown below. Note 22 details the liabilities associated with these securitisation transactions.

	Millions of euros
	2016	2015	2014
Derecognised	477	685	2,391
Of which
Securitised mortgage assets	477	685	2,391

Retained on the balance sheet	100,675	107,643	100,503
Of which
Securitised mortgage assets	44,311	54,003	57,808
Of which: UK assets	20,969	30,833	36,475
Other securitised assets	56,364	53,640	42,695

Total	101,152	108,328	102,894

Securitisation is used as a tool for the management of regulatory capital and as a means of diversifying the Group’s liquidity sources. In 2016, 2015 and 2014 the Group did not derecognise any of the securitisations performed, and the balance shown as derecognised for those years relates to securitisations performed in prior years.

The loans derecognised include assets of Santander Holdings USA, Inc. amounting to approximately EUR 324 million at 31 December 2016 (31 December 2015: EUR 506 million; 31 December 2014: EUR 1,942 million) that were sold, prior to this company’s inclusion in the Group, on the secondary market for multifamily loans, and over which control was transferred and substantially all the associated risks and rewards were not retained. At 31 December 2016 the Group recognised under Other liabilities an obligation amounting to EUR 3 million (31 December 2015: EUR 6 million; 31 December 2014: EUR 34 million), which represents the fair value of the retained credit risk.

The loans retained on the face of the balance sheet include the loans associated with securitisations in which the Group retains a subordinated debt and/or grants any manner of credit enhancements to the new holders.

The loans transferred through securitisation are mainly mortgage loans, loans to companies and consumer loans.

11.	Hedging derivatives

The detail, by type of risk hedged, of the fair value of the derivatives qualifying for hedge accounting is as follows (see Note 36):

	Millions of euros
	2016		2015		2014
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Fair value hedges	4,678	5,696	4,620	5,786	5,072	5,321
Of which: Portfolio hedges	1,525	2,329	426	2,168	413	2,319
Cash flow hedges	5,349	1,324	2,449	3,021	2,094	1,650
Hedges of net investments in foreign operations	350	1,136	658	130	180	284

	10,377	8,156	7,727	8,937	7,346	7,255

Note 36 contains a description of the Group’s main hedges.

12.	Non-current assets

The detail of Non-current assets held for sale in the consolidated balance sheets is as follows:

	Millions of euros
	2016	2015	2014
Equity instruments	—	—	—
Tangible assets	5,743	5,623	5,256
Of which:
Foreclosed assets	5,640	5,533	5,139
Of which: Property assets in Spain (Note 54)	4,902	4,983	4,597
Other tangible assets held for sale	103	90	117
Other assets	29	23	120

	5,772	5,646	5,376

At 31 December 2016, the allowances recognised for the total non-current assets held for sale represented 51.3% (2015: 51.4%; 2014: 51.3%). The net charges recorded in those years amounted to EUR 241 million, EUR 253 million and EUR 374 million, respectively and the recoveries during these exercises are amounted to EUR 29 million, EUR 31 million and EUR 35 million.

In 2016 the Group sold, for EUR 1,083 million, foreclosed properties with a gross carrying amount of EUR 1,632 million, for which provisions totalling EUR 607 million had been recognised. These sales gave rise to gains of EUR 58 million.

In addition, other tangible assets were sold for EUR 64 million, giving rise to a gain of EUR 13 million (see Note 50).

13.	Investments

a)	Breakdown

The detail, by company, of Investments (see Note 2.b) is as follows:

	Millions of euros
	2016	2015	2014
Associated entities
Merlin Properties, SOCIMI, S.A.	1,168	—	—
Zurich Santander Insurance América, S.L.	1,011	873	997
Santander Insurance (Ireland)	325	301	288
Testa Residencial, SOCIMI, S.A.	307	—	—
Other companies	431	485	490

	3,242	1,659	1,775

Joint Ventures entities
SAM Investment Holdings Limited	525	514	456
Aegon Santander Seguros	197	240	227
Unión de Créditos Inmobiliarios, S.A., EFC	177	184	178
Other companies	695	654	835

	1,594	1,592	1,696

At 31 December 31, 2016, the Group holds a share in the listed entity Merlin Properties, SOCIMI, S.A.

The changes in Investments were as follows:

b)	Changes

	Millions of euros
	2016	2015	2014
Balance at beginning of year	3,251	3,471	5,536
Acquisitions (disposals) and capital increases (reductions)	(72)	(72)	80
Changes in the scope of consolidation (Note 3)	1,457	21	(2,383)
Of which:
Santander Consumer USA Inc.	—	—	(2,159)
Metrovacesa Group	—	—	(642)
Merlin and Testa	1,475	—	—
Santander Insurance (Ireland)	—	—	285
Effect of equity accounting (Note 41)	444	375	243
Dividends paid and reimbursements of share premium	(305)	(227)	(178)
Exchange differences and other changes	61	(317)	173

Balance at end of year	4,836	3,251	3,471

c)	Impairment losses

In 2016, 2015 and 2014 there was no evidence of material impairment on the Group’s investments.

d)	Other information

Following is a summary of the financial information on the companies accounted for using the equity method (obtained from the information available at the date of preparation of the financial statements):

	Millions of euros
	2016	2015	2014
Total assets	55,791	42,510	40,749
Total liabilities	(45,623)	(38,118)	(36,120)

Net assets	10,168	4,392	4,629

Group’s share of net assets	3,381	1,904	2,272
Goodwill	1,455	1,347	1,199
Of which:
Zurich Santander Insurance América, S.L.	526	526	526
Santander Insurance (Irlanda)	205	205	205

Total Group share	4,836	3,251	3,471

Total income	11,766	11,430	9,780

Total profit	984	935	750

Group’s share of profit	444	375	243

Following is a summary of the financial information for 2016 on the main associates and joint ventures (obtained from the information available at the date of preparation of the financial statements):

	Millions of euros
	Total assets	Total liabilities	Total income	Total profit
Associated entities	32,571	(24,837)	7,219	667

Of which:
Inversiones Zurich Santander América, S.L.	16,073	(15,081)	4,612	457
Santander Insurance (Irlanda)	1,908	(1,666)	796	47

Joint Ventures entities	23,220	(20,786)	4,547	317

Of which:
SAM Investment Holdings Limited	3,070	(2,375)	1,909	146
Unión de Créditos Inmobiliarios, S.A., EFC	12,144	(11,790)	389	12
Aegon Santander Seguros	556	(303)	312	35

Total	55,791	(45,623)	11,766	984

14.	Insurance contracts linked to pensions

The detail of Insurance contracts linked to pensions in the consolidated balance sheets is as follows:

	Millions of euros
	2016	2015	2014
Assets relating to insurance contracts covering post-employment benefit plan obligations:
Banco Santander, S.A.	269	299	345

	269	299	345

15.	Liabilities and Assets under insurance contracts and Reinsurance assets

The detail of Liabilities under insurance contracts and Reinsurance assets in the consolidated balance sheets (see Note 2.j) is as follows:

	Millions of euros
	2016			2015			2014
Technical provisions for:	Direct insurance and reinsurance assumed	Reinsurance ceded	Total (balance payable)	Direct insurance and reinsurance assumed	Reinsurance ceded	Total (balance payable)	Direct insurance and reinsurance assumed	Reinsurance ceded	Total (balance payable)
Unearned premiums and unexpired risks	61	(46)	15	62	(39)	23	107	(34)	73
Life insurance	159	(138)	21	149	(136)	13	157	(146)	11
Claims outstanding	358	(98)	260	335	(112)	223	378	(107)	271
Bonuses and rebates	19	(8)	11	18	(9)	9	15	(8)	7
Other technical provisions	55	(41)	14	63	(35)	28	56	(45)	11

	652	(331)	321	627	(331)	296	713	(340)	373

16.	Tangible assets

a)	Changes

The changes in Tangible assets in the consolidated balance sheets were as follows:

	Millions of euros
	For own use	Leased out under an operating lease	Investment property	Total
Cost:
Balances at 1 January 2014	15,795	3,205	4,644	23,644
Additions / disposals (net) due to change in the scope of consolidation	229	2,472	3,296	5,997
Additions / disposals (net)	952	4,868	(774)	5,046
Transfers, exchange differences and other items	375	(79)	258	554

Balances at 31 December 2014	17,351	10,466	7,424	35,241
Additions / disposals (net) due to change in the scope of consolidation	(22)	1	(27)	(48)
Additions / disposals (net)	878	3,857	(88)	4,647
Transfers, exchange differences and other items	(765)	597	36	(132)

Balances at 31 December 2015	17,442	14,921	7,345	39,708
Additions / disposals (net) due to change in the scope of consolidation	(17)	287	(4,278)	(4,008)
Additions / disposals (net)	763	2,380	(64)	3,079
Transfers, exchange differences and other items	(76)	650	462	1,036

Balances at 31 December 2016	18,112	18,238	3,465	39,815

Accumulated depreciation:
Balances at 1 January 2014	(7,934)	(926)	(203)	(9,063)
Disposals due to change in the scope of consolidation	4	—	—	4
Disposals	403	157	43	603
Charge for the year	(1,048)	—	(12)	(1,060)
Transfers, exchange differences and other items	(404)	(1,009)	(22)	(1,435)

Balances at 31 December 2014	(8,979)	(1,778)	(194)	(10,951)
Disposals due to change in the scope of consolidation	(27)	—	5	(22)
Disposals	423	196	11	630
Charge for the year	(1,161)	—	(11)	(1,172)
Transfers, exchange differences and other items	296	(1,794)	(95)	(1,593)

Balances at 31 December 2015	(9,448)	(3,376)	(284)	(13,108)
Disposals due to change in the scope of consolidation	5	(3)	121	123
Disposals	311	457	29	797
Charge for the year	(1,079)	—	(10)	(1,089)
Transfers, exchange differences and other items	—	(2,247)	(53)	(2,300)

Balances at 31 December 2016	(10,211)	(5,169)	(197)	(15,577)

	Millions of euros
	For own use	Leased out under an operating lease	Investment property	Total
Impairment losses:
Balances at 1 January 2014	(74)	(92)	(761)	(927)
Impairment charge for the year	(5)	(31)	(112)	(148)
Releases	—	—	—	—
Disposals due to change in the scope of consolidation	—	—	28	28
Exchange differences and other	31	—	(18)	13

Balances at 31 December 2014	(48)	(123)	(863)	(1,034)
Impairment charge for the year	(5)	(37)	(109)	(151)
Releases	3	—	20	23
Disposals due to change in the scope of consolidation	5	—	(4)	1
Exchange differences and other	—	1	(120)	(119)

Balances at 31 December 2015	(45)	(159)	(1,076)	(1,280)
Impairment charge for the year	(12)	(43)	(62)	(117)
Releases	1	1	60	62
Disposals due to change in the scope of consolidation	1	—	309	310
Exchange differences and other	14	42	17	73

Balances at 31 December 2016	(41)	(159)	(752)	(952)

Tangible assets, net:
Balances at 31 December 2014	8,324	8,565	6,367	23,256
Balances at 31 December 2015	7,949	11,386	5,985	25,320
Balances at 31 December 2016(*)	7,860	12,910	2,516	23,286

(*)	The decreases in 2016 in Tangible assets—Investment property is due of division result and deconsolidation of Metrovacesa, S.A. (see Note 3).

b)	Property, plant and equipment for own use

The detail, by class of asset, of Property, plant and equipment—For own use in the consolidated balance sheets is as follows:

	Millions of euros
	Cost	Accumulated depreciation	Impairment losses	Carrying amount
Land and buildings	5,829	(1,790)	(48)	3,991
IT equipment and fixtures	4,716	(3,722)	—	994
Furniture and vehicles	6,494	(3,409)	—	3,085
Construction in progress and other items	312	(58)	—	254

Balances at 31 December 2014	17,351	(8,979)	(48)	8,324

Land and buildings	5,754	(1,892)	(45)	3,817
IT equipment and fixtures	4,984	(3,927)	—	1,057
Furniture and vehicles	6,374	(3,561)	—	2,813
Construction in progress and other items	330	(68)	—	262

Balances at 31 December 2015	17,442	(9,448)	(45)	7,949

Land and buildings	5,713	(1,967)	(41)	3,705
IT equipment and fixtures	5,225	(4,161)	—	1,064
Furniture and vehicles	6,963	(4,023)	—	2,940
Construction in progress and other items	211	(60)	—	151

Balances at 31 December 2016	18,112	(10,211)	(41)	7,860

The carrying amount at 31 December 2016 in the foregoing table includes the following approximate amounts:

•	EUR 5,906 million (31 December 2015: EUR 5,870 million; 31 December 2014: EUR 6,161 million) relating to property, plant and equipment owned by Group entities and branches located abroad.

c)	Investment property

The fair value of investment property at 31 December 2016 amounted to EUR 2,583 million (2015: EUR 6,097 million; 2014: EUR 6,366 million). A comparison of the fair value of investment property at 31 December 2016, 2015 and 2014 with the net book value shows gross unrealised gains of EUR 67 million (2015 gains: EUR 112 and 2014 losses: 1 EUR million), of which are attributed to the group are unrealised gains of EUR: 67 million (2015 gains: EUR 112 million and 2014 losses: EUR 1 million).

The rental income earned from investment property and the direct costs related both to investment properties that generated rental income in 2016, 2015 and 2014 and to investment properties that did not generate rental income in those years are not material in the context of the consolidated financial statements.

d)	Sale of properties

In 2007 and 2008 the Group sold ten hallmark properties, 1,152 Bank branch offices in Spain and its head office complex (Ciudad Financiera or Santander Business Campus) to various buyers. Also, the Group entered into operating leases (with maintenance, insurance and taxes payable by the Group) on those properties with the buyers for various compulsory terms (12 to 15 years for the hallmark properties, 24 to 26 years for the branch offices and 40 years for the Santander Business Campus), with various rent review agreements applicable during those periods and the possible extensions thereof. The agreements between the parties also provided for purchase options that in general are exercisable by the Group on final expiry of the leases at the market value of the properties on the expiry dates; the market value will be determined, where appropriate, by independent experts.

The rental expense recognised by the Group in 2016 in connection with these operating lease agreements amounted to EUR 297 million (2015: EUR 297 million; 2014: EUR 292 million). At 31 December 2016, the present value of the minimum future payments that the Group will incur in the compulsory term amounted to EUR 243 million payable within one year, EUR 726 million payable at between one and five years and EUR 1,496 million payable at more than five years.

17.	Intangible assets—Goodwill

The detail of goodwill, based on the cash-generating units giving rise thereto, is as follows:

	Millions of euros
	2016	2015	2014
Santander UK	8,679	10,125	9,540
Banco Santander (Brazil)	5,769	4,590	6,129
Santander Consumer USA	3,182	3,081	2,762
Bank Zachodni WBK	2,342	2,423	2,418
Santander Bank, National Association	1,948	1,886	1,691
Santander Consumer Germany	1,217	1,217	1,315
Banco Santander Totta	1,040	1,040	1,040
Banco Santander—Chile	704	644	675
Santander Consumer Bank (Nordics)	537	546	564
Grupo Financiero Santander (Mexico)	449	517	561
Other companies	857	891	853

Total goodwill	26,724	26,960	27,548

The changes in goodwill were as follows:

	Millions of euros
	2016	2015	2014
Balance at beginning of year	26,960	27,548	23,281
Additions (Note 3)	—	235	3,176
Of which:
Santander Consumer USA Holdings, Inc.	—	—	2,482
Carfinco Financial Group Inc.	—	162	—
Financiera El Corte Inglés, E.F.C., S.A.	—	—	32
Santander Consumer Bank (Nordics) (*)	—	—	408
Getnet	—	—	229
Other entities	—	73	25
Impairment losses	(50)	(115)	(2)
Disposals or changes in scope of consolidation	(2)	(172)	—
Exchange differences and other items	(184)	(536)	1,093

Balance at end of year	26,724	26,960	27,548

(*)	In 2015 the Group completed the purchase price allocation, the goodwill on which finally amounted to EUR 391 million (see Note 3.b).

The Group has goodwill generated by cash-generating units located in non-euro currency countries (mainly the UK, Brazil, the United States, Poland, Chile, Norway, Sweden and Mexico) and, therefore, this gives rise to exchange differences on the translation to euros, at closing rates, of the amounts of goodwill denominated in foreign currencies. Accordingly, in 2016 goodwill decreased by EUR 185 million due to exchange differences (see Note 29.b) which, pursuant to current legislation, were recognised with a credit to Other comprehensive income Items that may be reclassified to profit or loss—Exchange differences in other comprehensive income in the consolidated statement of recognised income and expense.

During 2016, the Group has reallocated the goodwill initially assigned to the Santander Bank, National Association cash generating unit to the information segments in which the activity is broken down, as the company’s business is managed. This reallocation was made based on the relative values of the reallocated units, not presenting any evidence of impairment prior to reassignment. This change has no effect in the accompanying consolidated financial statements.

At least once per year (or whenever there is any indication of impairment), the Group reviews goodwill for impairment (i.e. a potential reduction in its recoverable value to below its carrying amount). The first step that must be taken in order to perform this analysis is the identification of the cash-generating units, i.e. the Group’s smallest identifiable groups of assets that generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets.

The amount to be recovered of each cash-generating unit is determined taking into consideration the carrying amount (including any fair value adjustment arising on the business combination) of all the assets and liabilities of all the independent legal entities composing the cash-generating unit, together with the related goodwill.

The amount to be recovered of the cash-generating unit is compared with its recoverable amount in order to determine whether there is any impairment.

The Group’s directors assess the existence of any indication that might be considered to be evidence of impairment of the cash-generating unit by reviewing information including the following: (i) certain macroeconomic variables that might affect its investments (population data, political situation, economic situation -including bankarisation-, among others) and (ii) various microeconomic variables comparing the investments of the Group with the financial services industry of the country in which the cash-generating unit carries on most of its business activities (balance sheet composition, total funds under management, results, efficiency ratio, capital adequacy ratio, return on equity, among others).

Regardless of whether there is any indication of impairment, every year the Group calculates the recoverable amount of each cash-generating unit to which goodwill has been allocated and, to this end, it uses price quotations, if available, market references (multiples), internal estimates and appraisals performed by independent experts.

Firstly, the Group determines the recoverable amount by calculating the fair value of each cash-generating unit on the basis of the quoted price of the cash-generating units, if available, and of the price earnings ratios of comparable local entities.

In addition, the Group performs estimates of the recoverable amounts of certain cash-generating units by calculating their value in use using discounted cash flow projections. The main assumptions used in this calculation are: (i) earnings projections based on the financial budgets approved by the Group’s directors which normally cover a five-year period (unless a longer time horizon can be justified), (ii) discount rates determined as the cost of capital taking into account the risk-free rate of return plus a risk premium in line with the market and the business in which the units operate and (iii) constant growth rates used in order to extrapolate earnings in perpetuity which do not exceed the long-term average growth rate for the market in which the cash-generating unit in question operates.

The cash flow projections used by Group management to obtain the values in use are based on the financial budgets approved by both local management of the related local units and the Group’s directors. The Group’s budgetary estimation process is common for all the cash-generating units. The local management teams prepare their budgets using the following key assumptions:

a)

Microeconomic variables of the cash-generating unit: management takes into consideration the current balance sheet structure, the product mix on offer and the business decisions taken by local management in this regard.

b)

Macroeconomic variables: growth is estimated on the basis of the changing environment, taking into consideration expected GDP growth in the unit’s geographical location and forecast trends in interest and exchange rates. These data, which are based on external information sources, are provided by the Group’s economic research service.

c)

Past performance variables: in addition, management takes into consideration in the projection the difference (both positive and negative) between the cash-generating unit’s past performance and that of the market.

Following is a detail of the main assumptions used in determining the recoverable amount, at 2016 year-end, of the most significant cash-generating units which were valued using the discounted cash flow method:

	Projected period	Discount rate (*)	Nominal perpetual growth rate
Santander UK	5 years	8.8%	2.5%
Banco Santander (Brazil)	5 years	15.2%	7.8%
Santander Bank, National Association (**)	3 years	9.5%	3.7%
Santander Consumer Germany	5 years	8.7%	2.5%
Santander Consumer USA	3 years	10.2%	2.5%
Banco Santander Totta	5 years	10.8%	2.5%
Santander Consumer Bank (Nordics)	5 years	9.0%	2.5%

(*)	Post-tax discount rate for the purpose of consistency with the earnings projections used.
(**)

After the reallocation of goodwill during the 2016 financial year discussed above, the attached table shows the information of the main hypotheses of the cash-generating units that are allocated within the goodwill.

Given the degree of uncertainty of these assumptions, the Group performs a sensitivity analysis thereof using reasonable changes in the key assumptions on which the recoverable amount of the cash-generating units is based in order to confirm whether their recoverable amount still exceeds their carrying amount. The sensitivity analysis involved adjusting the discount rate by +/- 50 basis points and the perpetuity growth rate by +/-50 basis points. Following the sensitivity analysis performed, the value in use of all the cash-generating units still exceeds their recoverable amount, although in the case of Santander UK, the value in use is close to its carrying amount to be recovered, motivated mainly by the impact of Referendum UK/UE on the projections used in the estimation of its value in use.

The recoverable amount of Bank Zachodni WBK, Banco Santander—Chile and Grupo Financiero Santander (México) was calculated as the fair values of the aforementioned cash-generating units obtained from the market prices of their shares at year-end. This value exceeded the recoverable amount.

18.	Intangible assets—Other intangible assets

The detail of Intangible assets—Other intangible assets in the consolidated balance sheets and of the changes therein in 2016, 2015 and 2014 is as follows:

		Millions of euros
	Estimated useful life	31 December 2015	Net additions and disposals	Change in scope of consolidation	Amortisation and impairment	Application of amortisation and impairment	Exchange differences and other	31 December 2016
With indefinite useful life:
Brand names		49	1	—	—	(11)	—	39

With finite useful life:
IT developments	3-7 years	5,411	1,726	—	—	(890)	311	6,558
Other		1,306	41	(124)	—	—	22	1,245
Accumulated amortisation		(3,873)	—	—	(1,275)	716	(416)	(4,848)
Development		(3,353)	—	—	(1,168)	716	(435)	(4,240)
Other		(520)	—	—	(107)	—	(19)	(608)
Impairment losses		(423)	—	—	(11)	185	(48)	(297)
Of Which: Addition					(11)

		2,470	1,768	(124)	(1,286)	—	(131)	2,697

		Millions of euros
	Estimated useful life	31 December 2014	Net additions and disposals	Change in scope of consolidation	Amortisation and impairment	Application of amortisation and impairment	Exchange differences and other	31 December 2015
With indefinite useful life:
Brand names		61	—	(2)	—	(17)	7	49

With finite useful life:
IT developments	3-7 years	5,350	1,481	(25)	—	(951)	(444)	5,411
Other		1,294	87	—	—	(81)	6	1,306
Accumulated amortisation		(3,623)	—	20	(1,246)	663	313	(3,873)
Development		(3,096)	—	20	(1,138)	613	248	(3,353)
Other		(527)	—	—	(108)	50	65	(520)
Impairment losses		(229)	—	—	(586)	386	6	(423)
Of Which: Addition					(586)

		2,853	1,568	(7)	(1,832)	—	(112)	2,470

	Estimated useful life	Millions of euros
		31 December 2013	Net additions and disposals	Change in scope of consolidation	Amortisation and impairment	Application of amortisation and impairment	Exchange differences and other	31 December 2014
With indefinite useful life:
Brand names		15	—	43	—	—	3	61

With finite useful life:
IT developments	3-7 years	5,546	1,345	63	—	(1,731)	127	5,350
Other		1,132	(127)	525	—	(250)	14	1,294
Accumulated amortisation		(3,603)	—	—	(1,227)	1,269	(62)	(3,623)
Development		(2,973)	—	—	(1,088)	1,019	(54)	(3,096)
Other		(630)	—	—	(139)	250	(8)	(527)
Impairment losses		(130)	—	—	(699)	712	(112)	(229)
Of Which: Addition					(749)

		2,960	1,218	631	(1,926)	—	(30)	2,853

In 2015 and 2014, impairment losses of EUR 586 and EUR 699 million, respectively were recognised under provisions or reversals of provisions at financial assets in the consolidated income statement. These impairment losses related mainly to the decline in or loss of the recoverable value of certain computer systems and applications as a result of the processes initiated by the Group to adapt to the various regulatory changes and to transform or integrate businesses.

19.	Other assets

The detail of Other assets is as follows:

	Millions of euros
	2016	2015	2014
Transactions in transit	431	323	727
Net pension plan assets (Note 25)	521	787	413
Prepayments and accrued income	2,232	1,976	2,001
Other	3,878	3,277	3,909

	7,062	6,363	7,050

20.	Deposits from central banks and credit institutions

The detail, by classification, counterparty, type and currency, of Deposits from central banks and Deposits from credit institutions in the consolidated balance sheets is as follows:

	Millions of euros
	2016	2015	2014
CENTRALS BANKS
Classification:
Financial liabilities held for trading	1,351	2,178	2,041
Financial liabilities designated at fair value through profit or loss	9,112	16,486	6,321
Financial liabilities at amortised cost	44,112	38,872	17,290

	54,575	57,536	25,652

Type:
Deposits on demand	5	5	—
Time deposits	46,263	41,842	23,273
Deposits available with prior notice	—	—	—
Reverse repurchase agreements	8,292	15,659	2,351
Repurchase agreements	15	30	28

	54,575	57,536	25,652

CREDIT INSTITUTIONS
Classification:
Financial liabilities held for trading	44	77	5,531
Financial liabilities designated at fair value through profit or loss	5,015	8,551	19,039
Financial liabilities at amortised cost	89,764	109,209	105,394

	94,823	117,837	129,964

Type:
Deposits on demand	4,220	4,526	5,597
Time deposits	61,187	70,906	61,523
Reverse repurchase agreements	29,277	42,064	62,243
Subordinated deposits	5	3	247
Repurchase agreements	134	338	354

	94,823	117,837	129,964

Currency:
Euro	74,746	92,062	86,786
Pound sterling	12,237	5,961	8,107
US dollar	40,514	48,586	34,646
Brazilian reais	16,537	16,410	19,779
Other currencies	5,364	12,354	6,298

	149,398	175,373	155,616

The increase in Deposits from central banks measured at amortised cost in the last three years relates mainly to the Group’s participation in the European Central Bank’s targeted longer-term refinancing operations (LTRO and TLTROs) for EUR 35 billion.

Additionally, during the second half of 2016, the Bank of England granted funding under the Term Scheme Funding (TFS) program. As of December 2016, Santander UK had invested € 5.2 million.

Note 51 contains a detail of the residual maturity periods of financial liabilities at amortised cost and of the related average interest rates.

21.	Customer deposits

The detail, by classification, geographical area and type, of Customer deposits is as follows:

	Millions of euros
	2016	2015	2014
Classification:
Financial liabilities held for trading	9,996	9,187	5,544
Financial liabilities designated at fair value through profit or loss.	23,345	26,357	33,127
Financial liabilities at amortised cost	657,770	647,598	609,035

	691,111	683,142	647,706

Geographical area:
Spain	181,888	183,778	186,114
European Union (excluding Spain)	295,059	311,314	275,291
United States and Puerto Rico	63,429	59,814	51,291
Other OECD countries	62,761	57,817	55,003
Latin America (non-OECD)	87,519	69,792	79,848
Rest of the world	455	627	159

	691,111	683,142	647,706

Type:
Demand deposits—
Current accounts	279,494	257,192	200,752
Savings accounts	180,611	180,415	173,105
Other demand deposits	7,156	5,489	5,046
Time deposits—
Fixed-term deposits and other term deposits	176,581	196,965	223,262
Home-purchase savings accounts	50	59	71
Discount deposits	448	448	448
Hybrid financial liabilities	3,986	5,174	3,525
Subordinated liabilities	24	20	79
Repurchase agreements	42,761	37,380	41,418

	691,111	683,142	647,706

Note 51 contains a detail of the residual maturity periods of financial liabilities at amortised cost and of the related average interest rates.

22.	Marketable debt securities

a)	Breakdown

The detail, by classification and type, of Marketable debt securities is as follows:

	Millions of euros
	2016	2015	2014
Classification:
Financial liabilities held for trading	—	—	—
Financial liabilities designated at fair value through profit or loss	2,791	3,373	3,830
Financial liabilities at amortised cost	226,078	222,787	209,865

	228,869	226,160	213,695

Type:
Bonds and debentures outstanding	183,278	182,073	178,710
Subordinated	19,873	21,131	16,806
Notes and other securities	25,718	22,956	18,179

	228,869	226,160	213,695

The breakdown of book value by maturity of the subordinated liabilities and bonds and debentures outstanding at 31 December, 2016:

	Millions of euros
	Within 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Subordinated Liabilities	268	1,145	—	18,460	19,873
Covered bonds	25,403	24,955	15,717	17,958	84,033
Other bonds and debentures	29,374	32,218	22,140	15,513	99,245

Total bonds and debentures outstanding	54,777	57,173	37,857	33,471	183,278

Total bonds and debentures outstanding and subordinated liabilities	55,045	58,318	37,857	51,931	203,151

Note 51 contains a detail of the residual maturity periods of financial liabilities at amortised cost and of the related average interest rates in those years.

b)	Bonds and debentures outstanding

The detail, by currency of issue, of bonds and debentures outstanding is as follows:

Currency of issue	Millions of euros			31 December 2016
				Outstanding issue amount in foreign currency (Millions)	Annual interest rate (%)

	2016	2015	2014
Euro	77,231	88,922	89,803	77,231	3.35%
US dollar	48,134	46,463	39,992	50,738	2.37%
Pound sterling	15,098	16,757	19,613	12,926	2.65%
Brazilian real	27,152	19,125	18,707	93,144	11.64%
Hong Kong dollar	40	74	41	328	3.00%
Chilean peso	6,592	3,634	3,596	4,664,826	3.05%
Other currencies	9,030	7,098	6,958

Balance at end of year	183,278	182,073	178,710

The changes in Bonds and debentures outstanding were as follows:

	Millions of euros
	2016	2015	2014
Balance at beginning of year	182,073	178,710	161,274
Net inclusion of entities in the Group	1,009	5,229	7,024
Of which:
Santander Consumer USA Holdings Inc.	—	—	7,024
Banif—Banco Santander Totta SA	—	1,729	—
Auto ABS UK Loans PLC	—	1,358	—
Auto ABS DFP Master Compartment France 2013	—	550	—
Auto ABS2 FCT Compartiment 2013-A PSA Financial Services, Spain, EFC, SA Auto ABS FCT Compartiment 2012-1 Auto ABS FCT Compartiment 2013-2 PSA Finance Suisse, S.A.	— — — — —	514 401 274 205 200	— — — — —
Banca PSA Italia S.P.A.	500	—	—
PSA Bank Deutschland GmbH	497	—	—
Issues	57,012	66,223	66,360
Of which:
Grupo Santander UK	12,815	16,279	21,377
Santander Consumer USA Holdings Inc.	11,699	11,330	7,600
Banco Santander S.A. (Brasil)	7,699	16,910	15,818
Santander Consumer Finance, S.A.	4,567	5,070	3,602
Santander International Debt, S.A.	3,968	4,270	4,853
Banco Santander S.A. (Chile)	3,363	1,198	1,979
Santander Holding USA, Inc.	2,798	1,921	—
Banco Santander S.A.	2,417	995	3,163
Banco Santander S.A. (México)	1,840	1,874	1,099
Santander Consumer Bank A.S.	1,537	1,328	470
PSA Financial Services, Spain, EFC, SA	726	—	—
Auto ABS French Lease Master Compartiment 2016	635	—	—
Emisora Santander España	158	745	—
Banco Santander Totta SA	—	749	1,746
Santander Bank, National Association	—	910	—
Motor 2014 PLC	—	—	736
Redemptions and repurchases	(59,036)	(69,295)	(60,883)
Of which:
Grupo Santander UK	(13,163)	(18,702)	(19,213)
Santander Consumer USA Holdings Inc.	(11,166)	(7,556)	—
Banco Santander S.A. (Brasil)	(7,579)	(14,718)	(14,359)
Santander International Debt, S.A.	(6,747)	(5,938)	(6,967)
Banco Santander S.A.	(6,090)	(11,579)	(12,391)
Santander Consumer Finance, S.A.	(4,117)	(2,838)	(1,422)
Santander Holdings USA, Inc.	(1,786)	(494)	—
Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander	(1,453)	(789)	(726)
Banco Santander Totta SA	(856)	(130)	(1,095)
Santander Consumer Bank A.S.	(710)	(163)	—
Banco Santander—Chile	(516)	(2,136)	(2,186)
Santander International Products, Plc.	(332)	(64)	(610)
Santander US Debt, S.A.U.	—	(1,064)	—
Brazil Foreign Diversified Payment Rights Finance Company	—	—	(655)
Exchange differences and other movements	2,219	1,206	4,935

Balance at year-end	183,278	182,073	178,710

c)	Notes and other securities

These notes were issued basically by Abbey National Treasury Services plc, Santander Consumer Finance, S.A., Santander Commercial Paper, S.A., Banco Santander (México), S.A., Bank Zachodni WBK S.A., Banco Santander, S.A. and PSA Banque France.

d)	Guarantees

Set forth below is information on the liabilities secured by financial assets:

	Millions of euros
	2016	2015	2014
Asset-backed securities	38,825	42,201	39,594
Of which, mortgage-backed securities	8,561	14,152	18,059
Other mortgage securities	44,616	48,228	60,569
Of which: mortgage-backed bonds	16,965	19,747	29,227
Territorial covered bond	592	1,567	1,576

	84,033	91,996	101,739

The main characteristics of the assets securing the aforementioned financial liabilities are as follows:

1.	Asset-backed securities:

a.

Mortgage-backed securities—these securities are secured by securitised mortgage assets (see Note 10.e) with average maturities of more than ten years that must: be a first mortgage for acquisition of principal or second residence, be current in payments, have a loan-to-value ratio below 80% and have a liability insurance policy in force covering at least the appraisal value. The value of the financial liabilities broken down in the foregoing table is lower than the balance of the assets securing them—securitised assets retained on the balance sheet—mainly because the Group repurchases a portion of the bonds issued, and in such cases they are not recognised on the liability side of the consolidated balance sheet.

b.

Other asset—backed securities—including asset-backed securities and notes issued by special-purpose vehicles secured mainly by mortgage loans that do not meet the foregoing requirements and other loans (mainly personal loans with average maturities of five years and loans to SMEs with average maturities of seven years).

2.

Other mortgage securities include mainly: (i) mortgage-backed bonds with average maturities of more than ten years that are secured by a portfolio of mortgage loans and credits (included in secured loans—see Note 10.b) which must: not be classified as at procedural stage; have available appraisals performed by specialised entities; have a loan-to-value ratio below 80% in the case of home loans and below 60% for loans for other assets and have sufficient liability insurance, (ii) other debt securities issued as part of the Group’s liquidity strategy in the UK, mainly covered bonds in the UK secured by mortgage loans and other assets.

The fair value of the guarantees received by the Group (financial and non-financial assets) which the Group is authorized to sell or pledge even if the owner of the guarantee has not defaulted is scantly material taking into account the Group’s financial statements as a whole.

e)	Spanish mortgage-market issues

The members of the Board of Directors hereby state that the Group entities operating in the Spanish mortgage-market issues area have established and implemented specific policies and procedures to cover all activities carried on and guarantee strict compliance with mortgage-market regulations applicable to these activities as provided for in Royal Decree 716/2009, of 24 April implementing certain provisions of Mortgage Market Law 2/1981, of 25 March, and, by application thereof, in Bank of Spain Circulars 7/2010 and 5/2011, and other financial and mortgage system regulations. Also, financial management defines the Group entities’ funding strategy.

The risk policies applicable to mortgage market transactions envisage maximum loan-to-value (LTV) ratios, and specific policies are also in place adapted to each mortgage product, which occasionally require the application of stricter limits.

The Bank’s general policies in this respect require the repayment capacity of each potential customer (the effort ratio in loan approval) to be analysed using specific indicators that must be met. This analysis must determine whether each customer’s income is sufficient to meet the repayments of the loan requested. In addition, the analysis of each customer must include a conclusion on the stability over time of the customer’s income considered with respect to the life of the loan. The aforementioned indicator used to measure the repayment capacity (effort ratio) of each potential customer takes into account mainly the relationship between the potential debt and the income generated, considering on the one hand the monthly repayments of the loan requested and other transactions and, on the other, the monthly salary income and duly supported income.

The Group entities have specialised document comparison procedures and tools for verifying customer information and solvency (see Note 54).

The Group entities’ procedures envisage that each mortgage originated in the mortgage market must be individually valued by an appraisal company not related to the Group.

In accordance with Article 5 of Mortgage Market Law 41/2007, any appraisal company approved by the Bank of Spain may issue valid appraisal reports. However, as permitted by this same article, the Group entities perform several checks and select, from among these companies, a small group with which they enter into cooperation agreements with special conditions and automated control mechanisms. The Group’s internal regulations specify, in detail, each of the internally approved companies, as well as the approval requirements and procedures and the controls established to uphold them. In this connection, the regulations establish the functions of an appraisal company committee on which the various areas of the Group related to these companies are represented. The aim of the committee is to regulate and adapt the internal regulations and the activities of the appraisal companies to the current market and business situation.

Basically, the companies wishing to cooperate with the Group must have a significant level of activity in the mortgage market in the area in which they operate, they must pass a preliminary screening process based on criteria of independence, technical capacity and solvency -in order to ascertain the continuity of their business- and, lastly, they must pass a series of tests prior to obtaining definitive approval.

In order to comply in full with the legislation, any appraisal provided by the customer is reviewed, irrespective of which appraisal company issues it, to check that the requirements, procedures and methods used to prepare it are formally adapted to the valued asset pursuant to current legislation and that the values reported are customary in the market.

The information required by Bank of Spain Circulars 7/2010 and 5/2011, by application of Royal Decree 716/2009, of 24 April is as follows:

Millions of euros	2016	2015	2014
Face value of the outstanding mortgage loans and credits that support the issuance of mortgage-backed and mortgage bonds pursuant to Royal Decree 716/2009 (excluding securitised bonds)	56,871	60,043	68,306
Of which:
Loans eligible to cover issues of mortgage-backed securities	38,426	39,414	42,764
Transfers of assets retained on balance sheet: mortgage-backed certificates and other securitised mortgage assets	19,509	21,417	19,542

Mortgage-backed bonds

The mortgage-backed bonds (“cédulas hipotecarias”) issued by the Group entities are securities the principal and interest of which are specifically secured by mortgages, there being no need for registration in the Property Register and without prejudice to the issuer’s unlimited liability.

The mortgage-backed bonds include the holder’s financial claim on the issuer, secured as indicated in the preceding paragraph, and may be enforced to claim payment from the issuer after maturity. The holders of these securities have the status of special preferential creditors vis-à-vis all other creditors (established in Article 1923.3 of the Spanish Civil Code) in relation to all the mortgage loans and credits registered in the issuer’s favour and, where appropriate, in relation to the cash flows generated by the derivative financial instruments associated with the issues.

In the event of insolvency, the holders of mortgage-backed bonds will enjoy the special privilege established in Article 90.1.1 of Insolvency Law 22/2003, of 9 July. Without prejudice to the foregoing, in accordance with Article 84.2.7 of the Insolvency Law, during the insolvency proceedings, the payments relating to the repayment of the principal and interest of the bonds issued and outstanding at the date of the insolvency filing will be settled up to the amount of the income received by the insolvent party from the mortgage loans and credits and, where appropriate, from the replacement assets backing the bonds and from the cash flows generated by the financial instruments associated with the issues (Final Provision 19 of the Insolvency Law).

If, due to a timing mismatch, the income received by the insolvent party is insufficient to meet the payments described in the preceding paragraph, the insolvency managers must settle them by realising the replacement assets set aside to cover the issue and, if this is not sufficient, they must obtain financing to meet the mandated payments to the holders of the mortgage-backed bonds, and the finance provider must be subrogated to the position of the bond-holders.

In the event that the measure indicated in Article 155.3 of the Insolvency Law were to be adopted, the payments to all holders of the mortgage-backed bonds issued would be made on a pro-rata basis, irrespective of the issue dates of the bonds.

The outstanding mortgage-backed bonds issued by the Group totalled EUR 16,965 million at 31 December 2016 (all of which were denominated in euros), of which EUR 16,465 million were issued by Banco Santander, S.A. and EUR 500 million were issued by Santander Consumer Finance, S.A. The issues outstanding at 31 December 2016 and 2015 are detailed in the separate financial statements of each of these companies.

Mortgage-backed bond issuers have an early redemption option solely for the purpose of complying with the limits on the volume of outstanding mortgage-backed bonds stipulated by mortgage market regulations.

None of the mortgage-backed bonds issued by the Group entities had replacement assets assigned to them.

23.	Subordinated liabilities

a)	Breakdown

The detail, by currency of issue, of Subordinated liabilities in the consolidated balance sheets is as follows:

	Millions of euros			31 December 2016
Currency of issue	2016	2015	2014	Outstanding issue amount in foreign currency (millions)	Annual interest rate (%)
Euro	8,044	8,001	5,901	8,044	3.75%
US dollar	9,349	9,174	5,525	9,855	5.37%
Pound sterling	949	851	1,776	813	8.95%
Brazilian real	136	1,878	2,267	466	9.60%
Other currencies	1,424	1,249	1,663

Balance at end of year	19,902	21,153	17,132

Of which, preference shares	413	449	739
Of which, preference participations	6,916	6,749	6,239

Note 51 contains a detail of the residual maturity periods of subordinated liabilities at each year-end and of the related average interest rates in each year.

b)	Changes

The changes in Subordinated liabilities in the last three years were as follows:

	Millions of euros
	2016	2015	2014
Balance at beginning of year	21,153	17,132	16,139
Net inclusion of entities in the Group (Note 3)	—	—	—
Placements	2,395	4,787	4,351
Of which:
Santander Issuances, S.A. Unipersonal	2,328	2,878	—
Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México	59	—	—
Santander UK Group Holdings plc	—	1,377	—
Santander UK plc	—	521	—
Banco Santander, S.A.	—	—	4,235
Banco Santander (Brasil), S.A.	—	—	115

Redemptions and repurchases	(2,812)	(1,029)	(3,743)
Of which:
Santander Issuances, S.A. Unipersonal	(1,975)	—	(1,425)
Banco Santander (Brasil) S.A.	(716)	(60)	(379)
Santander Consumer Finance, S.A.	(70)	—	—
Santander UK plc	(51)	(466)	—
Bank Zachodni WBK S.A.	—	(237)	—
Banco Santander, S.A.	—	(114)	(61)
Santander Central Hispano Issuances Limited	—	(79)	—
Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México	—	(64)	—
Banco Santander—Chile	—	(4)	(174)
Santander Finance Preferred, S.A. Unipersonal	—	—	(1,678)
Exchange differences and other movements	(834)	263	385

Balance at end of year	19,902	21,153	17,132

c)	Other disclosures

This item includes the preference shares (participaciones preferentes) and other financial instruments issued by the consolidated companies which, although equity for legal purposes, do not meet the requirements for classification as equity (preference shares).

The preference shares do not carry any voting rights and are non-cumulative. They were subscribed to by non-Group third parties and, except for the shares of Santander UK plc referred to below, are redeemable at the discretion of the issuer, based on the terms and conditions of each issue.

At 31 December 2016, Santander UK plc had a GBP 200 million subordinated issue which is convertible, at Santander UK plc’s option, into preference shares of Santander UK plc, at a price of GBP 1 per share.

For the purposes of payment priority, preference shares (participaciones preferentes) are junior to all general creditors and to subordinated deposits. The remuneration of these securities, which have no voting rights, is conditional upon the obtainment of sufficient distributable profit and upon the limits imposed by Spanish banking regulations on equity.

The other issues are subordinated and, therefore, for the purposes of payment priority, they are junior to all general creditors of the issuers. The issues launched by Santander Issuances, S.A. (Sole-Shareholder Company), Santander Perpetual, S.A. (Sole-Shareholder Company), Santander Finance Capital, S.A. (Sole-Shareholder Company), Santander International Preferred, S.A. (Sole-Shareholder Company) and Santander Finance Preferred, S.A. (Sole-Shareholder Company) are guaranteed by the Bank or by restricted deposits arranged at the Bank for this purpose and totalled EUR 8,612 million at 31 December 2016.

At 31 December 2016, the following issues were convertible into Bank shares:

On 5 March, 8 May and 2 September 2014, Banco Santander, S.A. announced that its executive committee had resolved to launch issues of preference shares contingently convertible into newly issued ordinary shares of the Bank (“CCPSs”) for a nominal amount of EUR 1,500 million, USD 1,500 million and EUR 1,500 million, respectively. The interest on the CCPSs, payment of which is subject to certain conditions and is discretionary, was set at 6.25% per annum for the first five years (to be repriced thereafter by applying a 541 basis-point spread to the 5-year Mid-Swap Rate) for the March issue, at 6.375% per annum for the first five years (to be repriced thereafter by applying a 478.8 basis-point spread to the 5-year Mid-Swap Rate) for the May issue and at 6.25% per annum for the first seven years (to be repriced every five years thereafter by applying a 564 basis-point spread to the 5-year Mid-Swap Rate) for the September issue.

On 25 March, 28 May and 30 September 2014, the Bank of Spain confirmed that the CCPSs were eligible as Additional Tier 1 capital under the new European capital requirements of Regulation (EU) No 575/2013. The CCPSs are perpetual, although they may be redeemed early in certain circumstances and would convert into newly issued ordinary shares of Banco Santander if the Common Equity Tier 1 ratio of the Bank or its consolidated group fell below 5.125%, calculated in accordance with Regulation (EU) No 575/2013. The CCPSs are traded on the Global Exchange Market of the Irish Stock Exchange.

Furthermore, on 29 January 2014, Banco Santander (Brasil), S.A. launched an issue of Tier 1 perpetual subordinated notes for a nominal amount of USD 1,248 million, of which the Group has acquired 89.6%. The notes are perpetual and would convert into ordinary shares of Banco Santander (Brasil), S.A. if the common equity Tier 1 ratio, calculated as established by the Central Bank of Brazil, were to fall below 5.125%.

On 30 December 2016 Grupo Financiero Santander México, S.A.B. of C.V made an issue of perpetual subordinated notes for a nominal amount of USD 500 million of which the Group has acquired 88.2%. Perpetual obligations are automatically converted into shares when the Regulatory Capital Index (CET1) is equal to or less than 5.125% at the conversion price.

The interest accrued on subordinated liabilities amounted to EUR 945 million in 2016 (2015: EUR 934 million; 2014: EUR 1,084 million). The interest accrued on the CCPSs in 2016 is increase of EUR 334 million in 2016 (2015: EUR 276 million; 2014: EUR 131 million).

24.	Other financial liabilities

The detail of Other financial liabilities in the consolidated balance sheets is as follows:

	Millions of euros
	2016	2015	2014
Trade payables	1,230	1,264	1,276
Clearing houses	676	708	562
Tax collection accounts
Tax payables	2,790	2,489	2,304
Factoring accounts payable	180	194	193
Unsettled financial transactions	7,418	5,584	4,445
Other financial liabilities	14,222	10,639	10,688

	26,516	20,878	19,468

Note 51 contains a detail of the residual maturity periods of other financial liabilities at each year-end.

25.	Provisions

a)	Breakdown

The detail of Provisions in the consolidated balance sheets is as follows:

	Millions of euros
	2016	2015	2014
Provision for pensions and other obligations post-employments	6,576	6,356	7,074
Other long term employee benefits	1,712	1,916	2,338
Provisions for taxes and other legal contingencies	2,994	2,577	2,916
Provisions for commitments and guarantees given (Note 2)	459	618	654
Of which: due to country risk	3	2	2
Other provisions	2,718	3,027	2,394

Provisions	14,459	14,494	15,376

b)	Changes

The changes in Provisions in the last three years were as follows:

	Millions of euros
	2016					2015					2014
	Provisions for post- employment plans	Provisions for other long Term employee benefits	Provisions for commitments and guarantees given	Other provisions	Total	Provisions for post- employment plans	Provisions for other long Terms employee benefits	Provisions for commitments and guarantees given	Other provisions	Total	Provisions for post- employment plans	Provisions for other long Term employee benefits	Provisions for commitments and guarantees given	Other provisions	Total
Balances at beginning of year	6,356	1,916	618	5,604	14,494	7,074	2,338	654	5,310	15,376	6,868	2,258	693	4,770	14,589
Net inclusion of entities in the Group	11	8	(4)	13	28	16	1	8	162	187	11	—	3	74	88
Additions charged to income:	227	368	(40)	2,235	2,790	291	224	(1)	2,958	3,472	23	757	54	2,594	3,428
Interest expense (Note 39)	170	31	—	—	201	228	42	—	—	270	278	66	—	—	344
Staff costs (Note 47)	73	8	—	—	81	85	11	—	—	96	66	9	—	—	75
Extraordinary provisions:	(16)	329	(40)	2,235	2,508	(22)	171	(1)	2,958	3,106	(321)	682	54	2,594	3,009
Addition	24	377	226	3,024	3,651	9	217	238	3,632	4,096	(272)	687	287	3,140	3,842
Release	(40)	(48)	(266)	(789)	(1,143)	(31)	(46)	(239)	(674)	(990)	(49)	(5)	(233)	(546)	(833)
Other additions arising from insurance contracts linked to pensions	(3)	—	—	—	(3)	(18)	—	—	—	(18)	31	—	—	—	31
Changes in value recognised in equity	1,275	—	—	—	1,275	(575)	—	—	—	(575)	770	—	—	—	770
Payments to pensioners and pre-retirees with a charge to internal provisions	(367)	(603)	—	—	(970)	(347)	(667)	—	—	(1,014)	(361)	(677)	—	—	(1,038)
Benefits paid due to settlements	(20)	—	—	—	(20)	—	—	—	—	—	—	—	—	—	—
Insurance premiums paid	(1)	—	—	—	(1)	(1)	—	—	—	(1)	(11)	—	—	—	(11)
Payments to external funds	(852)	—	—	—	(852)	(146)	—	—	—	(146)	(607)	—	—	—	(607)
Amounts used	—	—	(2)	(2,149)	(2,151)	—	—	—	(1,684)	(1,684)	—	—	—	(2,293)	(2,293)
Transfer, exchange differences and other changes	(50)	23	(113)	9	(131)	62	20	(43)	(1,142)	(1,103)	350	—	(96)	165	419

Balances at end of year	6,576	1,712	459	5,712	14,459	6,356	1,916	618	5,604	14,494	7,074	2,338	654	5,310	15,376

c)	Provision for pensions and similar obligations

The detail of Provisions for pensions and similar obligations is as follows:

	Millions of euros
	2016	2015	2014
Provisions for post-employment plans—Spanish entities	4,701	4,822	4,910
Provisions for other similar obligations—Spanish entities	1,664	1,817	2,242
Of which: Pre-retirements	1,644	1,801	2,220
Provisions for post-employment plans—Santander UK plc	306	150	256
Provisions for other similar obligations—Santander UK plc	—	—	—
Provisions for post-employment plans—Other foreign subsidiaries	1,569	1,384	1,908
Provisions for other similar obligations—Other foreign subsidiaries	48	99	96

Provisions for pensions and similar obligations	8,288	8,272	9,412
Of which: Defined benefits	8,277	8,263	9,402

i.	Spanish entities—Post-employment plans and other similar obligations

At 31 December 2016, 2015 and 2014, the Spanish entities had post-employment benefit obligations under defined contribution and defined benefit plans. In addition, in various years some of the consolidated entities offered certain of their employees the possibility of taking pre-retirement and, therefore, provisions are recognised each year for the obligations to employees taking pre-retirement -in terms of salaries and other employee benefit costs- from the date of their pre-retirement to the date of effective retirement. In 2016, 1,184 employees accepted the pre-retirement and voluntary redundancy offers, and the provision recognised to cover these obligations totalled EUR 361 million (2015: EUR 217 million; 2014: EUR 642 million).

The expenses incurred by the Spanish Companies in respect of contributions to defined contribution plans amounted to EUR 93 million in 2016 (2015: EUR 99 million; 2014: EUR 105 million).

The amount of the defined benefit obligations was determined on the basis of the work performed by independent actuaries using the following actuarial techniques:

1.	Valuation method: projected unit credit method, which sees each period of service as giving rise to an additional unit of benefit entitlement and measures each unit separately.

2.	Actuarial assumptions used: unbiased and mutually compatible. Specifically, the most significant actuarial assumptions used in the calculations were as follows:

	Post-employment plans			Other similar obligations
	2016	2015	2014	2016	2015	2014
Annual discount rate	1.50%	1.75%	2.00%	1.50%	1.75%	2.00%
Mortality tables	PERM/F-2000	PERM/F-2000	PERM/F-2000	PERM/F-2000	PERM/F-2000	PERM/F-2000
Cumulative annual CPI growth	1.0%	1.0%	1.5%	1.0%	1.0%	1.5%
Annual salary increase rate	2.0% (*)	2.0% (*)	2.50% (*)	N/A	N/A	N/A
Annual social security pension increase rate	1.0%	1.0%	1.5%	N/A	N/A	N/A
Annual benefit increase rate	N/A	N/A	N/A	De 0% a 1.5%	De 0% a 1.5%	De 0% a 1.5%

(*)	Corresponds to the Group’s defined-benefit obligations.

The discount rate used for the flows was determined by reference to high-quality corporate bonds (at least AA in euros) with terms consistent with those of the obligations. The portfolio of bonds taken into consideration excludes callable, puttable and sinkable bonds which could distort the indices.

Any changes in the main assumptions could affect the calculation of the obligations. At 31 December 2016, if the discount rate used had been decreased or increased by 50 basis points, there would have been an increase or decrease in the present value of the post-employment obligations of +5.70% and -5.18%, respectively, and an increase or decrease in the present value of the long-term obligations of +/-1.10% These changes would be offset in part by increases or decreases in the fair value of the assets and insurance contracts linked to pensions.

3.	The estimated retirement age of each employee is the first at which the employee is entitled to retire or the agreed-upon age, as appropriate.

The fair value of insurance contracts was determined as the present value of the related payment obligations, taking into account the following assumptions:

	Post-employment plans			Other similar obligations
	2016	2015	2014	2016	2015	2014
Expected rate of return on plan assets	1.50%	1.75%	2.0%	N/A	N/A	N/A
Expected rate of return on reimbursement rights	1.50%	1.75%	2.0%	N/A	N/A	N/A

The funding status of the defined benefit obligations in 2016 and the four preceding years is as follows:

	Millions of euros
	Post-employment plans					Other similar obligations
	2016	2015	2014	2013	2012	2016	2015	2014	2013	2012
Present value of the obligations:
To current employees	50	48	62	50	58	—	—	—	—	—
Vested obligations to retired employees	4,423	4,551	4,708	4,483	4,765	—	—	—	—	—
To pre-retirees	—	—	—	—	—	1,644	1,801	2,220	2,149	2,389
Long-service bonuses and other benefits	—	—	—	—	—	13	12	13	11	7
Other	383	380	307	257	221	—	—	4	1	8

	4,856	4,979	5,077	4,790	5,044	1,657	1,813	2,237	2,161	2,404
Less—Fair value of plan assets	157	157	167	157	144	—	—	—	—	—

Provisions—Provisions for pensions	4,699	4,822	4,910	4,633	4,900	1,657	1,813	2,237	2,161	2,404

Of which:
Internal provisions for pensions	4,432	4,524	4,565	4,293	4,495	1,657	1,813	2,237	2,161	2,404
Insurance contracts linked to pensions (Note 14)	269	299	345	342	405	—	—	—	—	—
Unrecognised net assets for pensions	(2)	(1)	—	(2)	—	—	—	—	—	—

The amounts recognised in the consolidated income statements in relation to the aforementioned defined benefit obligations are as follows:

	Millions of euros
	Post-employment plans			Other similar obligations
	2016	2015	2014	2016	2015	2014
Current service cost	11	12	10	1	2	1
Interest cost (net)	91	100	139	27	37	59
Expected return on insurance contracts linked to pensions	(5)	(6)	(9)	—	—	—
Extraordinary charges:
Actuarial (gains)/losses recognised in the year	—	—	—	6	(8)	48
Past service cost	6	4	—	—	—	—
Pre-retirement cost	6	4	12	355	213	630
Other	(21)	(28)	(14)	(1)	(33)	—

	88	86	138	388	211	738

In addition, in 2016 Other comprehensive income – Items not reclassified to profit or loss – Actuarial gains or (-) losses on defined benefit pension plans increased by EUR 141 million with respect to defined benefit obligations (2015: an increase of EUR 145 million; 2014: an increase of EUR 427 million).

The changes in the present value of the accrued defined benefit obligations were as follows:

	Millions of euros
	Post-employment plans			Other similar obligations
	2016	2015	2014	2016	2015	2014
Present value of the obligations at beginning of year	4,979	5,077	4,790	1,813	2,237	2,161
Net inclusion of entities in the Group	—	—	—	—	—	—
Current service cost	11	12	10	1	2	1
Interest cost	95	105	144	27	37	59
Pre-retirement cost	6	4	12	355	213	630
Effect of curtailment/settlement	(21)	(28)	(14)	—	(33)	—
Benefits paid	(353)	(327)	(355)	(570)	(657)	(665)
Benefits paid for settlements	—	—	—	—	(1)	—
Past service cost	6	4	—	—	—	—
Actuarial (gains)/losses	136	124	485	6	(8)	48
Demographic actuarial (gains)/losses	15	24	8	(1)	(12)	1
Financial actuarial (gains)/losses	121	100	477	7	4	47
Exchange differences and other items	(3)	8	5	25	23	3

Present value of the obligations at end of year	4,856	4,979	5,077	1,657	1,813	2,237

The changes in the fair value of plan assets and of insurance contracts linked to pensions were as follows:

Plan assets

	Millions of euros
	Post-employment plans
	2016	2015	2014
Fair value of plan assets at beginning of year	157	167	157
Expected return on plan assets	4	5	5
Benefits paid	(8)	(17)	(38)
Contributions/(surrenders)	9	1	11
Actuarial gains/(losses)	(2)	(3)	27
Exchange differences and other items	(3)	4	5

Fair value of plan assets at end of year	157	157	167

Insurance contracts linked to pensions

	Millions of euros
	Post-employment plans
	2016	2015	2014
Fair value of insurance contracts linked to pensions at beginning of year	299	345	342
Expected return on insurance contracts linked to pensions	5	6	9
Benefits paid	(32)	(34)	(37)
Actuarial gains/(losses)	(3)	(18)	31

Fair value of insurance contracts linked to pensions at end of year	269	299	345

In view of the conversion of the defined-benefit obligations to defined-contribution obligations, the Group will not make material current contributions in Spain in 2017 to fund its defined-benefit pension obligations.

The plan assets and the insurance contracts linked to pensions are instrumented mainly through insurance policies.

The following table shows the estimated benefits payable at 31 December 2016 for the next ten years:

Millions of euros
2017	812
2018	704
2019	603
2020	513
2021	430
2022 to 2026	1,430

ii. United Kingdom

At the end of each of the last three years, the businesses in the United Kingdom had post-employment benefit obligations under defined contribution and defined benefit plans. The expenses incurred in respect of contributions to defined contribution plans amounted to EUR 81 million in 2016 (2015: EUR 90 million; 2014: EUR 84 million).

The amount of the defined benefit obligations was determined on the basis of the work performed by independent actuaries using the following actuarial techniques:

1.	Valuation method: projected unit credit method, which sees each period of service as giving rise to an additional unit of benefit entitlement and measures each unit separately.

2.	Actuarial assumptions used: unbiased and mutually compatible. Specifically, the most significant actuarial assumptions used in the calculations were as follows:

	2016	2015	2014
Annual discount rate	2.79%	3.74%	3.65%
Mortality tables	116/98 S1 Light TMC	116/98 S1 Light TMC	116/98 S1 Light TMC
Cumulative annual CPI growth	3.12%	2.98%	3.05%
Annual salary increase rate	1.00%	1.00%	1.00%
Annual pension increase rate	2.92%	2.83%	2.85%

The discount rate used for the flows was determined by reference to high-quality corporate bonds (at least AA in pounds sterling) that coincide with the terms of the obligations. The portfolio of bonds taken into consideration excludes callable, puttable and sinkable bonds which could distort the indices.

Any changes in the main assumptions could affect the calculation of the obligations. At 31 December 2016, if the discount rate used had been decreased or increased by 50 basis points, there would have been an increase or decrease in the present value of the obligations of +/- 11%. If the inflation assumption had been increased or decreased by 50 basis points, there would have been an increase or decrease in the present value of the obligations of +/- 7.4%. These changes would be offset in part by increases or decreases in the fair value of the assets.

The funding status of the defined benefit obligations in 2016 and the four preceding years is as follows:

	Millions of euros
	2016	2015	2014	2013	2012
Present value of the obligations	12,955	12,271	11,959	10,120	9,260

Less—
Fair value of plan assets	13,118	12,880	12,108	9,455	9,194

Provisions—Provisions for pensions	(163)	(609)	(149)	665	66

Of which:
Internal provisions for pensions	306	150	256	806	409
Net assets for pensions	(469)	(759)	(405)	(141)	(343)

The amounts recognised in the consolidated income statements in relation to the aforementioned defined benefit obligations are as follows:

	Millions of euros
	2016	2015	2014
Current service cost	31	39	29
Interest cost (net)	(22)	(5)	16
Past service costs	—	—	(286)

	9	34	(241)

In addition, in 2016 Other comprehensive income—Items not reclassified to profit or loss—Actuarial gains or (-) losses on defined benefit pension plans decreased by EUR 621 million with respect to defined benefit obligations (2015: a decrease of EUR 435 million; 2014: a decrease of EUR 173 million).

The changes in the present value of the accrued defined benefit obligations were as follows:

	Millions of euros
	2016	2015	2014
Present value of the obligations at beginning of year	12,271	11,959	10,120
Net incorporation of Group companies	—	51	—
Current service cost	31	39	29
Interest cost	407	466	455
Benefits paid	(332)	(342)	(263)
Contributions made by employees	20	25	24
Past service cost	—	—	(286)
Actuarial (gains)/losses	2,315	(656)	1,174
Demographic actuarial (gains)/losses	(59)	(364)	236
Financial actuarial (gains)/losses	2,374	(292)	938
Exchange differences and others	(1,757)	729	706

Present value of the obligations at end of year	12,955	12,271	11,959

In 2014 Santander UK reached an agreement with the workers’ representatives to convert a portion of the defined-benefit obligations into defined-contribution plans. The effect of the reduction of the aforementioned obligations is shown in the preceding table under past service cost.

The changes in the fair value of the plan assets were as follows:

	Millions of euros
	2016	2015	2014
Fair value of plan assets at beginning of year	12,880	12,108	9,455
Net incorporation of Group companies	—	66	—
Expected return on plan assets	429	471	439
Benefits paid	(332)	(342)	(263)
Contributions	304	59	450
Actuarial gains/(losses)	1,694	(222)	1,346
Exchange differences and other changes	(1,857)	740	681

Fair value of plan assets at end of year	13,118	12,880	12,108

In 2017 the Group expects to make current contributions to fund these obligations for amounts similar to those made in 2016.

The main categories of plan assets as a percentage of total plan assets are as follows:

	2016	2015	2014
Equity instruments	25%	23%	22%
Debt instruments	49%	53%	56%
Properties	12%	15%	12%
Other	14%	9%	10%

The following table shows the estimated benefits payable at 31 December 2016 for the next ten years:

Millions of euros
2017	336
2018	358
2019	382
2020	408
2021	435
2022 to 2026	2,670

iii. Other foreign subsidiaries

Certain of the consolidated foreign entities have acquired commitments to their employees similar to post-employment benefits.

At 31 December 2016, 2015 and 2014, these entities had defined-contribution and defined-benefit post-employment benefit obligations. The expenses incurred in respect of contributions to defined contribution plans amounted to EUR 92 million in 2016 (2015: EUR 90 million; 2014: EUR 58 million).

The actuarial assumptions used by these entities (discount rates, mortality tables and cumulative annual CPI growth) are consistent with the economic and social conditions prevailing in the countries in which they are located.

Specifically, the discount rate used for the flows was determined by reference to high-quality corporate bonds, except in the case of Brazil where there is no extensive corporate bond market and, accordingly the discount rate was determined by reference to the series B bonds issued by the Brazilian National Treasury Secretariat for a term coinciding with that of the obligations. (In Brazil the discount rate used was between 10.84% and 10.93%, the CPI 4.5% and the mortality table the AT-2000).

Any changes in the main assumptions could affect the calculation of the obligations. At 31 December 2016, if the discount rate used had been decreased or increased by 50 basis points, there would have been an increase or decrease in the present value of the obligations of +/- 4.60%. These changes would be offset in part by increases or decreases in the fair value of the assets.

The funding status of the obligations similar to post-employment benefits and other long-term benefits in 2016 and the four preceding years is as follows:

	Millions of euros
	2016	Of which: Business in Brazil	2015	2014	2013	2012
Present value of the obligations	9,876	7,490	8,337	10,324	9,289	12,814
Less—
Of which: with a charge to the participants	153	153	133	151	133	125

Fair value of plan assets	8,445	6,871	7,008	8,458	7,938	10,410

Provisions—Provisions for pensions	1,278	466	1,196	1,715	1,218	2,279

Of which:
Internal provisions for pensions	1,613	797	1,478	1,999	1,512	2,626
Net assets for pensions	(52)	(48)	(28)	(8)	(8)	(5)
Unrecognised net assets for pensions	(283)	(283)	(254)	(276)	(286)	(342)

The amounts recognised in the consolidated income statements in relation to these obligations are as follows:

	Millions of euros
	2016	2015	2014
Current service cost	38	43	35
Interest cost (net)	105	138	131
Extraordinary charges (credits):
Actuarial (gains)/losses recognised in the year	(9)	(1)	4
Past service cost	18	1	1
Pre-retirement cost	(9)	—	—
Other	(37)	(1)	(34)

	106	180	137

In addition, in 2016 Other comprehensive income—Items not reclassified to profit or loss—Actuarial gains or (-) losses on defined benefit pension plans increased by EUR 513 million with respect to defined benefit obligations (2015: a decrease of EUR 285 million; 2014: an increase of EUR 515 million).

In December 2011, the financial entities of Portugal, including Banco Santander Totta, S.A. made a partial transfer of the pension commitments to the Social Security. Consequently, Banco Santander Totta, S.A. carried out the transfer of the corresponding assets and liabilities and the current value of the net commitments of the fair value of the corresponding assets of the plan, as at 31 December 2011, under Provisions—Funds for pensions and similar obligations. In 2016, the collective bargaining agreement of the banking sector was approved, consolidating the sharing of responsibility for the pension commitments between the State and the banks.

On the other hand, in the fourth quarter of 2016 the Group in Brazil updated the recognition of its obligations of certain health benefits in the terms stipulated in the regulation that develops them and that establishes the coverage of this benefit in equal proportion between the sponsor and Partners. The effect of this liquidation, together with that of the businesses in Portugal, is shown in the following tables under the headings “benefits paid due to settlements”.

The changes in the present value of the accrued obligations were as follows:

	Millions of euros
	2016	2015	2014
Present value of the obligations at beginning of year	8,337	10,324	9,289
Net inclusion of entities in the Group	171	26	25
Current service cost	38	43	35
Interest cost	802	778	865
Pre-retirement cost	(9)	—	20
Effect of curtailment/settlement	(37)	(1)	(6)
Benefits paid	(690)	(639)	(669)
Benefits paid due to settlements	(1,352)	—	(6)
Contributions made by employees	8	8	7
Past service cost	18	1	1
Actuarial (gains)/losses	1,269	(271)	646
Demographic actuarial (gains)/losses	439	393	242
Financial actuarial (gains)/losses	830	(664)	404
Exchange differences and other	1.321	(1.932)	117

Present value of the obligations at end of year	9,876	8,337	10,324

The changes in the fair value of the plan assets were as follows:

	Millions of euros
	2016	2015	2014
Fair value of plan assets at beginning of year	7,008	8,458	7,938
Net inclusion of entities in the Group	154	9	13
Expected return on plan assets	732	667	759
Benefits paid	(637)	(594)	(643)
Benefits paid in case of liquidation	(1,328)	—	—
Contributions	559	109	205
Liquidation gains/(losses)	—	1	(24)
Actuarial gains/(losses)	687	43	124
Exchange differences and other items	1,270	(1,685)	86

Fair value of plan assets at end of year	8,445	7,008	8,458

In 2017 the Group expects to make contributions to fund these obligations for amounts similar to those made in 2016.

The main categories of plan assets as a percentage of total plan assets are as follows:

	2016	2015	2014
Equity instruments	7%	12%	8%
Debt instruments	88%	84%	83%
Properties	1%	1%	5%
Other	4%	3%	4%

The following table shows the estimated benefits payable at 31 December 2016 for the next ten years:

Millions of euros
2017	688
2018	715
2019	742
2020	769
2021	797
2022 to 2026	4,404

d)	Provisions for taxes and other legal contingencies and Other provisions

Provisions—Provisions for taxes and other legal contingencies and Provisions—Other provisions, which include, inter alia, provisions for restructuring costs and tax-related and non-tax-related proceedings, were estimated using prudent calculation procedures in keeping with the uncertainty inherent to the obligations covered. The definitive date of the outflow of resources embodying economic benefits for the Group depends on each obligation. In certain cases, these obligations have no fixed settlement period and, in other cases, depend on the legal proceedings in progress.

The detail, by geographical area, of Provisions for taxes and other legal contingencies and Other provisions is as follows:

	Millions of euros
	2016	2015	2014
Recognised by Spanish companies	1,148	1,332	1,217
Recognised by other EU companies	1,300	1,766	1,206
Recognised by other companies	3,264	2,506	2,887
Of which:
Brazil	2,715	2,016	2,453

	5,712	5,604	5,310

Set forth below is the detail, by type of provision, of the balance at 31 December 2016, 2015 and 2014 of Provisions for taxes and other legal contingencies and Other provisions. The types of provision were determined by grouping together items of a similar nature:

	Millions of euros
	2016	2015	2014
Provisions for taxes	1,074	997	1,289
Provisions for employment-related proceedings (Brazil)	915	581	616
Provisions for other legal proceedings	1,005	999	1,011
Provision for customer remediation	685	916	632
Regulatory framework-related provisions	253	308	298
Provision for restructuring	472	404	273
Other	1,308	1,399	1,191

	5,712	5,604	5,310

Relevant information is set forth below in relation to each type of provision shown in the preceding table:

The provisions for taxes include provisions for tax-related proceedings.

The provisions for employment-related proceedings (Brazil) relate to claims filed by trade unions, associations, the prosecutor’s office and ex-employees claiming employment rights to which, in their view, they are entitled, particularly the payment of overtime and other employment rights, including litigation concerning retirement benefits. The number and nature of these proceedings, which are common for banks in Brazil, justify the classification of these provisions in a separate category or as a separate type from the rest. The Group calculates the provisions associated with these claims in accordance with past experience of payments made in relation to claims for similar items. When claims do not fall within these categories, a case-by-case assessment is performed and the amount of the provision is calculated in accordance with the status of each proceeding and the risk assessment carried out by the legal advisers.

The provisions for other legal proceedings include provisions for court, arbitration or administrative proceedings (other than those included in other categories or types of provisions disclosed separately) brought against Santander Group companies.

The provisions for customer remediation include mainly the estimated cost of payments to remedy errors relating to the sale of certain products in the UK and Germany. To calculate the provision for customer remediation, the best estimate of the provision made by management is used, which is based on the estimated number of claims to be received and, of these, the number that will be accepted, as well as the estimated average payment per case.

The regulatory framework-related provisions include mainly the provisions for the extraordinary contribution to the Deposit Guarantee Fund in Spain and those relating to the FSCS (Financial Services Compensation Scheme) and the Bank Levy in the UK.

The provisions for restructuring include only the costs arising from restructuring processes carried out by the various Group companies.

Qualitative information on the main litigation is provided in Note 25.e to the consolidated financial statements.

Our general policy is to record provisions for tax and legal proceedings in which we assess the chances of loss to be probable and we do not record provisions when the chances of loss are possible or remote. We determine the amounts to be provided for as our best estimate of the expenditure required to settle the corresponding claim based, among other factors, on a case-by-case analysis of the facts and the legal opinion of internal and external counsel or by considering the historical average amount of the loss incurred in claims of the same nature. The definitive date of the outflow of resources embodying economic benefits for the Group depends on each obligation. In certain cases, the obligations do not have a fixed settlement term and, in others, they depend on legal proceedings in progress.

The changes in Provisions for taxes and other legal contingencies and Other provisions are set forth in Note 25.d.1. With respect to Brazil, the main charges to the income statement in 2016 were EUR 201 million for civil contingencies (2015: EUR 289 million; 2014: EUR 316 million) and EUR 395 million for employment-related claims (2015: EUR 370 million; 2014: EUR 358 million). In addition, period provisions of EUR 117 million were recognised in connection with restructuring (2015: EUR 83 million). This charge was offset in part by the use of the available provisions, of which EUR 284 million corresponded to employment-related payments (2015: EUR 241 million; 2014: EUR 343 million), EUR 239 million to civil payments (2015: EUR 273 million; 2014: EUR 278 million) and EUR 234 million to the use of restructuring provisions in 2014. In the UK, period provisions of EUR 179 million were recognised in connection with customer remediation (2015: EUR 689 million; 2014: EUR 174 million), of EUR 173 million in connection with the regulatory framework (Bank Levy and Financial Services Compensation Scheme (FSCS)) (2015: EUR 243 million; 2014: EUR 205 million), and of EUR 129 million for restructuring (2015: EUR 56 million), these increases were offset by the use of EUR 355 million of provisions for customer remediation (2015: EUR 227 million; 2014: EUR 321 million), EUR 169 million in payments relating to Bank Levy and FSCS (2015: EUR 233 million; 2014: EUR 197 million) and EUR 49 million for restructuring in 2016 (2015: EUR 41 million; 2014: EUR 54 million). In Spain, period provisions of EUR 244 million were recognised in connection with restructuring, these increases were offset by the use of EUR 206 million of provisions for this concept. Additionally, EUR 95 million were paid in 2016 (2015: EUR 95 million) in relation to the extraordinary contribution to the Deposit Guarantee Fund, recognised in 2013.

e)	Litigation and other matters

i. Tax-related litigation

At 31 December 2016 the main tax-related proceedings concerning the Group were as follows:

•

Legal actions filed by Banco Santander (Brasil) S.A. and certain Group companies in Brazil challenging the increase in the rate of Brazilian social contribution tax on net income from 9% to 15% stipulated by Interim Measure 413/2008, ratified by Law 11,727/2008, a provision having been recognised for the amount of the estimated loss.

•

Legal actions filed by certain Group companies in Brazil claiming their right to pay the Brazilian social contribution tax on net income at a rate of 8% and 10% from 1994 to 1998. No provision was recognised in connection with the amount considered to be a contingent liability.

•

Legal actions filed by Banco Santander, S.A. (currently Banco Santander (Brasil) S.A.) and other Group entities claiming their right to pay the Brazilian PIS and COFINS social contributions only on the income from the provision of services. In the case of Banco Santander, S.A., the legal action was declared unwarranted and an appeal was filed at the Federal Regional Court. In September 2007 the Federal Regional Court found in favour of Banco Santander, S.A., but the Brazilian authorities appealed against the judgment at the Federal Supreme Court. On 23 April 2015, the Federal Supreme Court issued a decision granting leave for the extraordinary appeal filed by the Brazilian authorities with regard to the PIS contribution to proceed, and dismissing the extraordinary appeal lodged by the Brazilian Public Prosecutor’s Office in relation to the COFINS contribution. The Federal Supreme Court has not yet handed down its decision on the PIS contribution and, with regard to the COFINS contribution, on 28 May 2015, the Federal Supreme Court in plenary session unanimously rejected the extraordinary appeal filed by the Brazilian Public Prosecutor’s Office, and the petition for clarification (“embargos de declaraçao”) subsequently filed by the Brazilian Public Prosecutor’s Office, which on 3 September admitted that no further appeals may be filed. In the case of Banco ABN AMRO Real, S.A. (currently Banco Santander (Brasil) S.A.), in March 2007 the court found in its favour, but the Brazilian authorities appealed against the judgment at the Federal Regional Court, which handed down a decision partly upholding the appeal in September 2009. Banco Santander (Brasil) S.A. filed an appeal at the Federal Supreme Court. Law 12,865/2013 established a programme of payments or deferrals of certain tax and social security debts, under which any entities that availed themselves of the programme and withdrew the legal actions brought by them were exempted from paying late-payment interest. In November 2013 Banco Santander (Brasil) S.A. partially availed itself of this programme but only with respect to the legal actions brought by the former Banco ABN AMRO Real, S.A. in relation to the period from September 2006 to April 2009, and with respect to other minor actions brought by other entities in its Group. However, the legal actions brought by Banco Santander, S.A. and those of Banco ABN AMRO Real, S.A. relating to the periods prior to September 2006, for which a provision for the estimated loss was recognised, still subsist.

•

Banco Santander (Brasil) S.A. and other Group companies in Brazil have appealed against the assessments issued by the Brazilian tax authorities questioning the deduction of loan losses in their income tax returns (IRPJ and CSLL) on the ground that the relevant requirements under the applicable legislation were not met. No provision was recognised in connection with the amount considered to be a contingent liability.

•

Banco Santander (Brasil) S.A. and other Group companies in Brazil are involved in administrative and legal proceedings against several municipalities that demand payment of the Service Tax on certain items of income from transactions not classified as provisions of services. No provision was recognised in connection with the amount considered to be a contingent liability.

•

In addition, Banco Santander (Brasil) S.A. and other Group companies in Brazil are involved in administrative and legal proceedings against the tax authorities in connection with the taxation for social security purposes of certain items which are not considered to be employee remuneration. A provision was recognised in connection with the amount of the estimated loss.

•

In December 2008 the Brazilian tax authorities issued an infringement notice against Banco Santander (Brasil) S.A. in relation to income tax (IRPJ and CSLL) for 2002 to 2004. The tax authorities took the view that Banco Santander (Brasil) S.A. did not meet the necessary legal requirements to be able to deduct the goodwill arising on the acquisition of Banespa (currently Banco Santander (Brasil) S.A.). Banco Santander (Brasil) S.A. filed an appeal against the infringement notice at Conselho Administrativo de Recursos Fiscais (the Brazilian Tax Appeal Administrative Council, CARF), which on 21 October 2011 unanimously decided to render the infringement notice null and void. The tax authorities appealed against this decision at a higher administrative level. In June 2010 the Brazilian tax authorities issued infringement notices in relation to this same matter for 2005 to 2007. Banco Santander (Brasil) S.A. filed an appeal against these procedures at CARF, which was partially upheld on 8 October 2013. This decision has been appealed at the higher instance of CARF (Tax Appeal High Chamber). In December 2013 the Brazilian tax authorities issued the infringement notice relating to 2008, the last year for amortisation of the goodwill. Banco Santander (Brasil) S.A. appealed against this infringement notice and the court found in its favour. The Brazilian tax authorities appealed against this decision at CARF. Based on the advice of its external legal counsel and in view of the first decision by CARF, the Group considers that the stance taken by the Brazilian tax authorities is incorrect and that there are sound defence arguments to appeal against the infringement notices. Accordingly, the risk of incurring a loss is remote. Consequently, no provisions were recognised in connection with these proceedings because this matter should not affect the consolidated financial statements.

•

In May 2003 the Brazilian tax authorities issued separate infringement notices against Santander Distribuidora de Títulos e Valores Mobiliarios Ltda. (DTVM, currently Produban Serviços de Informática S.A.) and Banco Santander (Brasil), S.A. (currently Banco Santander (Brasil) S.A.) in relation to the Provisional Tax on Financial Movements (CPMF) with respect to certain transactions carried out by DTVM in the management of its customers’ funds and for the clearing services provided by Banco Santander (Brasil) S.A. to DTVM in 2000, 2001 and the first two months of 2002. The two entities appealed against the infringement notices at CARF, with DTVM obtaining a favourable decision and Banco Santander (Brasil) S.A. an unfavourable decision. Both decisions were appealed by the losing parties at the High Chamber of CARF, and unfavourable decisions were obtained by Banco Santander (Brasil) S.A. and DTVM on 12 and 19 June 2015, respectively. Both cases were appealed at court in a single proceeding and a provision was recognised for the estimated loss.

•

In December 2010 the Brazilian tax authorities issued an infringement notice against Santander Seguros, S.A. (Brasil), as the successor by merger to ABN AMRO Brasil dois Participações S.A., in relation to income tax (IRPJ and CSLL) for 2005. The tax authorities questioned the tax treatment applied to a sale of shares of Real Seguros, S.A. made in that year. The aforementioned entity filed an appeal for reconsideration against this infringement notice. As the former parent of Santander Seguros S.A. (Brasil), Banco Santander (Brasil) S.A. is liable in the event of any adverse outcome of this proceeding. No provision was recognised in connection with this proceeding as it was considered to be a contingent liability.

•

In June 2013, the Brazilian tax authorities issued an infringement notice against Banco Santander (Brasil) S.A. as the party liable for tax on the capital gain allegedly obtained in Brazil by the entity not resident in Brazil, Sterrebeeck B.V., as a result of the “incorporação de ações” (merger of shares) transaction carried out in August 2008. As a result of the aforementioned transaction, Banco Santander (Brasil) S.A. acquired all of the shares of Banco ABN AMRO Real, S.A. and ABN AMRO Brasil Dois Participações, S.A. through the delivery to these entities’ shareholders of newly issued shares of Banco Santander (Brasil) S.A., issued in a capital increase carried out for that purpose. The Brazilian tax authorities take the view that in the aforementioned transaction Sterrebeeck B.V. obtained income subject to tax in Brazil consisting of the difference between the issue value of the shares of Banco Santander (Brasil) S.A. that were received and the acquisition cost of the shares delivered in the exchange. In December 2014 the Group appealed against the infringement notice at CARF after the appeal for reconsideration lodged at the Federal Tax Office was dismissed. Based on the advice of its external legal counsel, the Group considers that the stance taken by the Brazilian tax authorities is incorrect and that there are sound defence arguments to appeal against the infringement notice. Accordingly, the risk of incurring a loss is remote. Consequently, the Group has not recognised any provisions in connection with these proceedings because this matter should not affect the consolidated financial statements.

•

In November 2014 the Brazilian tax authorities issued an infringement notice against Banco Santander (Brasil) S.A. in relation to income tax (IRPJ and CSLL) for 2009 questioning the tax-deductibility of the amortization of the goodwill of Banco ABN AMRO Real S.A. performed prior to the absorption of this bank by Banco Santander (Brasil) S.A., but accepting the amortisation performed after the merger. On the advice of its external legal counsel, Banco Santander (Brasil), S.A. lodged an appeal against this decision at the Federal Tax Office and obtained a favourable decision in July 2015. Such decision was appealed by the Brazilian tax authorities before the CARF, who ruled in their favour. Consequently, this past November the Bank lodged an appeal before the Higher Chamber of Tax Appeals. No provision was recognised in connection with this proceeding as it was considered to be a contingent liability.

•

Banco Santander (Brasil), S.A. has also appealed against infringement notices issued by the tax authorities questioning the tax deductibility of the amortisation of the goodwill arising on the acquisition of Banco Comercial e de Investimento Sudameris S.A. No provision was recognised in connection with this matter as it was considered to be a contingent liability.

•

Legal action brought by Sovereign Bancorp, Inc. (currently Santander Holdings USA, Inc.) claiming its right to take a foreign tax credit for taxes paid outside the United States in fiscal years 2003 to 2005 in connection with a Trust created by Santander Holdings USA, Inc. in relation to financing transactions carried out with an international bank. Santander Holdings USA, Inc. considered that, in accordance with applicable tax legislation, it was entitled to recognise the aforementioned tax credits as well as the related issuance and financing costs. In addition, if the final outcome of this legal action were to be favourable to the interests of Santander Holdings USA, Inc., the amounts paid over by the entity in relation to this matter with respect to 2006 and 2007 would have to be refunded. On 13 November 2015, the District Court Judge found in favor of Santander Holdings USA, Inc., ordering the amounts paid over with respect to 2003 to 2005 to be refunded. The US Government appealed the decision at the US Court of Appeals for the First Circuit and on 16 December 2016 said Court reversed the District Court’s decision as to the economic substance of the Trust transaction and the foreign tax credits claimed for the Trust transaction, and remanded to the District Court for judgment on the refund claim and for a trial limited to the penalties issue. Santander Holdings USA, Inc. is currently considering options available. The estimated loss relating to this litigation is provided for.

•

In 2007 the European Commission opened an investigation to the Kingdom of Spain into State aids in connection with Article 12.5 of the preceding Revised Text of the Corporate Tax Law. The Commission adopted, in that regard, the Decision 2011/5/CE of 28 of October 2009, about the acquisition in the 2011/282/UE of 12 January 2011, operations of non-UE investees, ruling that the deduction pursuant to Article 12.5 constituted an illegal State aid. These decisions were subject to appeal by Banco Santander and other companies before the European Union General Court. In November 2014, the General Court delivered judgement overriding such decisions, being this judgement subject to cassation appeal before the European Court of Justice by the Commission. In December 2016 the European Court of Justice has delivered judgement upholding the cassation appeal and commanding the return of the file to the General Court, who shall deliver a new judgement assessing the other annulment pleas raised by the petitioners, which, likewise will be subject to an appeal in cassation before the Court of Justice. The Group, in accordance with the advice from its external lawyers, has not recognised provisions for these litigations since they are considered to be a contingent liability.

At the date of preparation of these consolidated financial statements certain other less significant tax-related proceedings were also in progress.

ii. Other litigation

At 31 December 2016 the main non-tax-related proceedings concerning the Group were as follows:

•	Customer remediation: claims associated with the sale by Santander UK of certain financial products (principally payment protection insurance or PPI) to its customers.

In August 2010, the FSA (now the FCA) published a Policy Statement on the valuation and compensation of claims for payment protection insurance (PPI). The policy established rules that changed the bases for the analysis and treatment of the claims for PPI sales and increased the amounts to be paid to customers whose claims were ratified.

On 2 August 2016, the FCA issued a new consultative document (CP16/20: Rules and guidance on payment protection insurance complaints: feedback on CP15/39 and further consultation). The document describes the FCA’s proposal to address the PPI claims following the UK Supreme Court’s ruling on the Plevin v. Paragon Personal Finance Ltd case (Plevin) and includes the recommendation that the period for filing claims should be extended by two years from June 2017, which is later than proposed in CP 15/39 issued by the FCA in November 2015. The document also includes proposals on the calculation of compensation in claims related to Plevin, including considerations on how the participation in benefits should be reflected in the calculation of commissions. These proposed changes may have an impact on the amounts expected to be paid in the future. The definitive policy was expected to be published in December 2016; however, the FCA has announced that the results of the consultation will be delayed until the first quarter of 2017 due to the comments received. In order to determine the amount of the provision, the principles set out in CP 16/20 have been applied to the current assumptions, including the potential impact on the provision in December 2016.

A provision for conduct remediation has been recognised in respect of the misspelling of PPI policies in the UK. This provision has been calculated using the following key assumptions which have required the management to use its judgement:

•	Number of claims—estimated number of claims;

•	Percentage of claims lost—estimated percentage of claims that are or will be favourable to the customer; and

•	Average cost—estimated amount to be paid to customers, including compensation for direct loss plus interest.

These assumptions are based on the following information:

•	Full analysis of causes of the claims, probability of success, and the possibility of this probability varying in future;

•	Activity recorded with regard to the number of claims received;

•	Amount of compensation paid to customers, together with a forecast of the probability of this varying in future;

•	The impact on complaints levels of proactive customer contact;

•	The effect media coverage and time bar are expected to have on the complaints inflows.

These assumptions are kept under review and regularly compared to the customer information (claims received, percentage of successful claims, impact of changes in the percentage of successful claims and assessment of the customers potentially affected) to ensure their validity.

The most important factor in calculating the provision is the number of claims. The percentage of successful claims is relatively constant and the cost of claims can be predicted with reasonable certainty due to the high number of claims and the uniform characteristics of the customers affected. In calculating the provision, the total number of claims that could be received has been estimated. Experience indicates that claims may be received during a certain number of years.

2016 compared to 2015

An additional GBP 114 million provision charge was made in the fourth quarter of 2016, which represents the best estimate of future PPI, including Plevin related claims costs. With the FCA consultation expected to close in the first quarter of 2017, we have assessed the adequacy of our provision and applied the principles published in the August 2016 FCA consultation paper to our current assumptions. The remaining provision for PPI redress and related costs amounted to GBP 457 million, which includes a GBP30MM charge made in the third quarter of 2016 for a specific portfolio under a past business review and GBP114MM in the fourth quarter of 2016 mentioned above.

Monthly utilisation during the year, excluding the impact of past business review activity, was slightly higher than the 2015 average and in line with our assumptions. We will continue to review our provision levels in respect of recent claims experience and once the final FCA guidance is published.

2015 compared to 2014

When assessing the adequacy of our provision, we have applied the November 2015 FCA consultation paper, including the Plevin case, to our current assumptions. This application has resulted in an additional GBP450MM provision charge for the fourth quarter of 2015, which represents our best estimate of the remaining redress and costs. The additional provision is predicated on the probable two-year deadline by which customers would need to make their PPI complaints and the anticipated increase in claim volumes as a result of the finite claim period.

Monthly utilisation, excluding pro-active customer contact, during 2015 was GBP 10 million per month (including related costs), against an average of GBP9MM in 2014. While we saw a reduction in PPI redress costs in the first half of the year, we have seen an increase in the third quarter in line with industry trends, with the fourth quarter remaining flat.

The following table shows the main factors to calculate the provisions and the future forecast as well as the sensitivity analysis in the faceof future changes:

	Accumulated at 31 December 2016	Future forecast (unaudited figures)	Sensitivity analysis: increases / decreases in provision
Claims received (1) (000)	1.209	1.058	25 = £9m
Claims received for proactive contact (000)	394	15	25 = £19m
% Response to complaints received by proactive contact	35%	90%	1% - £0,4m
% Of claims accepted by the Entity (2)	57%	69%	1% - £6m

Average compensation by accepted claim	£1,692	£535	£100 = £73 m

(1)	It excludes those invalid claims where the claimant did not have a PPI policy.
(2)	It includes both claims received directly from customers and those contacted proactively by the Entity.

•

Delforca: Dispute arising from equity swaps entered into by Gaesco (now Delforca 2008, S.A.) on shares of Inmobiliaria Colonial. An initial arbitration ruled in favour of the Bank, but this ruling was annulled due to issues regarding the president of the tribunal and one of the items of evidence presented by Delforca. Faced with a second arbitration initiated by the Bank, and after the latter had obtained a preventive attachment in its favour (currently waived), Delforca declared bankruptcy. Prior to this, Delforca and its parent, Mobiliaria Monesa, S.A., launched other lawsuits claiming damages due to the Bank’s actions before civil courts in Madrid, later shelved, and in Santander, currently stayed on preliminary civil ruling grounds.

During the insolvency proceeding, Barcelona Commercial court no. 10 ordered the stay of the arbitration proceeding, the termination of the arbitration agreement, the lack of recognition of the contingent claim and a breach by the Bank, and dismissed the Bank’s request to conclude the proceeding due to the non-existence of insolvency. Following the appeals filed by the Bank, the Barcelona Provincial Appellate Court revoked all these decisions, except that relating to the rejection of the conclusion of the proceeding, which gave rise to the resumption of the arbitration process. Delforca appealed against the decisions confirming the validity of the arbitration agreement and the recognition of the contingent claim in favour of the Bank. Furthermore, Delforca and its parent have requested from the judge of the insolvency case the repayment of the security deposit executed by the Bank to settle the swaps. This proceeding has been stayed on preliminary civil ruling grounds. The creditors’ meeting has been postponed until the Bank’s claim is upheld or dismissed, against which Delforca has lodged an appeal. The Bank has not recognised any provisions in this connection.

•

Former employees of Banco do Estado de São Paulo S.A., Santander Banespa, Cia. de Arrendamiento Mercantil: a claim was filed in 1998 by the association of retired Banespa employees (AFABESP) on behalf of its members, requesting the payment of a half-yearly bonus initially envisaged in the entity’s Bylaws in the event that the entity obtained a profit and that the distribution of this profit were approved by the Board of Directors. The bonus was not paid in 1994 and 1995 since the bank did not make a profit and partial payments were made from 1996 to 2000, as agreed by the Board of Directors, and the relevant clause was eliminated in 2001. The Regional Employment Court ordered the bank to pay this half-yearly bonus in September 2005 and the bank filed an appeal against the decision at the High Employment Court (“TST”) and, subsequently, at the Federal Supreme Court (“STF”). The TST confirmed the judgment against the bank, whereas the STF rejected the extraordinary appeal filed by the bank in a decision adopted by only one of the Court members, thereby also upholding the order issued to the bank. This decision was appealed by the bank and the association. Only the appeal lodged by the bank has been given leave to proceed and will be decided upon by the STF in plenary session. The STF recently handed down a decision on a matter relating to a third party that upholds one of the main arguments put forward by the Bank. The Bank has not recognised any provisions in this connection.

•

“Planos Económicos”: Like the rest of the banking system, Santander Brazil has been the subject of claims from customers, mostly depositors, and of civil class actions brought for a common reason, arising from a series of legislative changes relating to the calculation of inflation (“planos económicos”). The claimants considered that their vested rights had been impaired due to the immediate application of these adjustments. In April 2010, the High Court of Justice (STJ) set the limitation period for these class actions at five years, as claimed by the banks, rather than 20 years, as sought by the claimants, which will probably significantly reduce the number of actions brought and the amounts claimed in this connection. As regards the substance of the matter, the decisions issued to date have been adverse for the banks, although two proceedings have been brought at the STJ and the Federal Supreme Court (STF) with which the matter is expected to be definitively settled. In August 2010, the STJ handed down a decision finding for the plaintiffs in terms of substance, but excluding one of the “planos” from the claim, thereby reducing the amount thereof, and once again confirming the five-year statute-of-limitations period. Shortly thereafter, the STF issued an injunctive relief order whereby the proceedings in progress were stayed until this court issues a final decision on the matter. Various appeals to the STF are currently being considered in which various matters relating to this case are discussed.

•

Proceeding under Criminal Procedure Law (case no. 1043/2009) conducted at Madrid Court of First Instance no. 26, following a claim brought by Banco Occidental de Descuento, Banco Universal, C.A. against the Bank for USD 150 million in principal plus USD 4.7 million in interest, upon alleged termination of an escrow contract.

The court upheld the claim but did not make a specific pronouncement on costs. A judgment handed down by the Madrid Provincial Appellate Court on 9 October 2012 upheld the appeal lodged by the Bank and dismissed the appeal filed by Banco Occidental de Descuento, Banco Universal, C.A., dismissing the claim. The dismissal of the claim was confirmed in an ancillary order to the judgment dated 28 December 2012. An appeal was filed at the Supreme Court by Banco Occidental de Descuento against the Madrid Provincial Appellate Court decision. The appeal was dismissed in a Supreme Court judgment dated 24 October 2014. Banco Occidental de Descuento filed a motion for annulment against the aforementioned judgment which was dismissed in an order dated 2 December 2015. The complainant has filed an appeal to the Constitutional Court. The Bank has not recognised any provisions in this connection.

•

The bankruptcy of various Lehman Group companies was made public on 15 September 2008. Various customers of Santander Group were affected by this situation since they had invested in securities issued by Lehman or in other products which had such assets as their underlying.

At the date of these consolidated financial statements, certain claims had been filed in relation to this matter. The Bank’s directors and its legal advisers consider that the various Lehman products were sold in accordance with the applicable legal regulations in force at the time of each sale or subscription and that the fact that the Group acted as intermediary would not give rise to any liability for it in relation to the insolvency of Lehman. Accordingly, the risk of loss is considered to be remote and, as a result, no provisions needed to be recognised in this connection.

•

The intervention, on the grounds of alleged fraud, of Bernard L. Madoff Investment Securities LLC (“Madoff Securities”) by the US Securities and Exchange Commission (“SEC”) took place in December 2008. The exposure of customers of the Group through the Optimal Strategic US Equity (“Optimal Strategic”) subfund was EUR 2,330 million, of which EUR 2,010 million related to institutional investors and international private banking customers, and the remaining EUR 320 million made up the investment portfolios of the Group’s private banking customers in Spain, who were qualifying investors.

At the date of these consolidated financial statements, certain claims had been filed against Group companies in relation to this matter. The Group considers that it has at all times exercised due diligence and that these products have always been sold in a transparent way pursuant to applicable legislation and established procedures. The risk of loss is therefore considered to be remote or immaterial.

•

At the end of the first quarter of 2013, news stories were published stating that the public sector was debating the validity of the interest rate swaps entered into between various financial institutions and public sector companies in Portugal, particularly in the public transport industry.

The swaps under debate included swaps entered into by Banco Santander Totta, S.A. with the public companies Metropolitano de Lisboa, E.P.E. (MdL), Metro de Porto, S.A. (MdP), Sociedade de Transportes Colectivos do Porto, S.A. (STCP) and Companhia Carris de Ferro de Lisboa, S.A. (Carris). These swaps were entered into prior to 2008, i.e. before the start of the financial crisis, and had been executed without incident.

In view of this situation, Banco Santander Totta, S.A. took the initiative to request a court judgment on the validity of the swaps in the jurisdiction of the United Kingdom to which the swaps are subject. The corresponding claims were filed in May 2013.

After the Bank had filed the claims, the four companies (MdL, MdP, STCP and Carris) notified Banco Santander Totta, S.A. that they were suspending payment of the amounts owed under the swaps until a final decision had been handed down in the UK jurisdiction in the proceedings. MdL, MdP and Carris suspended payment in September 2013 and STCP did the same in December 2013. Banco Santander Totta, S.A. extended each of the claims to include the unpaid amounts.

On 29 November 2013, the companies presented their defence in which they claimed that the swaps were null and void under Portuguese law and, accordingly, that they should be refunded the amounts paid.

On 4 March 2016, the Court handed down a judgment in which it upheld all the matters raised by the Bank and declared al the swap agreements to be valid and binding. The transport companies appealed against this decision. The Appellate Court dismissed the appeal through a decision handed down on 13 December 2016, in which it stated that a cassation appeal cannot be filed against this decision. The transport companies have filed an appeal against this decision at the Supreme Court.

Banco Santander Totta, S.A. and its legal advisers consider that the entity acted at all times in accordance with applicable legislation and under the terms of the swaps. As a result, the Group has not recognised any provisions in this connection.

The Bank and the other Group companies are subject to claims and, therefore, are party to certain legal proceedings incidental to the normal course of their business (including those in connection with lending activities, relationships with employees and other commercial or tax matters).

In this context, it must be considered that the outcome of court proceedings is uncertain, particularly in the case of claims for indeterminate amounts, those based on legal issues for which there are no precedents, those that affect a large number of parties or those at a very preliminary stage.

With the information available to it, the Group considers that it had reliably estimated the obligations associated with each proceeding and had recognised, where necessary, sufficient provisions to cover reasonably any liabilities that may arise as a result of these tax and legal situations. It also believes that any liability arising from such claims and proceedings will not have, overall, a material adverse effect on the Group’s business, financial position or results of operations.

26.	Other liabilities

The detail of Other liabilities in the consolidated balance sheets is as follows:

	Millions of euros
	2016	2015	2014
Transactions in transit	994	744	621
Accrued expenses and deferred income	6,507	6,562	6,415
Other	3,569	2,915	3,610

	11,070	10,221	10,646

27.	Tax matters

a)	Consolidated Tax Group

Pursuant to current legislation, the Consolidated Tax Group includes Banco Santander, S.A. (as the Parent) and the Spanish subsidiaries that meet the requirements provided for in Spanish legislation regulating the taxation of the consolidated profits of corporate groups (as the controlled entities).

The other Group companies file income tax returns in accordance with the tax regulations applicable to them.

b)	Years open for review by the tax authorities

In 2015 notification was received of the final agreed payments relating to the assessments arising from the outcome of the tax audit of the Consolidated Tax Group of the years 2005 to 2007, which were signed partly on an uncontested basis and partly on a contested basis. As the Parent of the Consolidated Tax Group, in accordance with the advice of its external lawyers, Banco Santander, S.A. considers that the aforementioned final agreed payments should not have a material impact on the consolidated financial statements as there are sound defence arguments in relation to the appeals filed against them. As a result, no provision has been recognised in this connection. As regards the tax inspections relating to prior years, in 2016 notification of the execution agreement was received of the Supreme Court judgment on the years 2001 and 2002, without a material impact on the consolidated financial statements.

Also, in 2014 an audit by the tax authorities was initiated at the Consolidated Tax Group in relation to the years up to 2011, and the Consolidated Tax Group has the years subject to that audit and the subsequent years up to and including 2016 open for review in relation to the main taxes applicable to it.

The other entities have the corresponding years open for review, pursuant to their respective tax regulations.

Because of the possible different interpretations which can be made of the tax regulations, the outcome of the tax audits of the years reviewed and of the open years might give rise to contingent tax liabilities which cannot be objectively quantified. However, the Group’s tax advisers consider that it is unlikely that such tax liabilities will arise, and that in any event the tax charge arising therefrom would not materially affect the Group’s consolidated financial statements.

c)	Reconciliation

The reconciliation of the income tax expense calculated at the tax rate applicable in Spain (30%) to the income tax expense recognised and the detail of the effective tax rate are as follows:

	Millions of euros
	2016	2015	2014
Consolidated profit (loss) before tax:
From continuing operations	10,768	9,547	10,679
From discontinued operations	—	—	(26)

	10,768	9,547	10,653

Income tax at tax rate applicable in Spain (30%)	3,230	2,864	3,196
Effect of application of the various tax rates applicable in each country (*)	312	158	187
Of which:
Brazil	396	300	185
United Kingdom	(63)	(146)	(138)
United States	94	156	302
Chile	(54)	(60)	(79)
Effect of profit or loss of associates and joint ventures	(133)	(111)	(73)
Effect of deduction of goodwill in Brazil	(184)	(133)	(304)
Effect of reassessment of deferred taxes	(20)	30	279
Reversal of tax liabilities (**)	—	(1,071)	—
Permanent differences	77	476	433

Current income tax	3,282	2,213	3,718

Effective tax rate	30.48%	23.18%	34.90%

Of which:
Continuing operations	3,282	2,213	3,718
Discontinued operations (Note 37)		—	—
Of which:
Current taxes	1,493	4,070	2,464
Deferred taxes	1,789	(1,857)	1,254
Taxes paid in the year	2,872	2,205	1,352

(*)

Calculated by applying the difference between the tax rate applicable in Spain and the tax rate applicable in each jurisdiction to the profit or loss contributed to the Group by the entities which operate in each jurisdiction.

(**)	Effect of the reversal of the tax liabilities of Banco Santander (Brasil) S.A. associated with the tax-related proceedings concerning Brazilian PIS and COFINS social contributions (see Note 25.e).

d)	Tax recognised in equity

In addition to the income tax recognised in the consolidated income statement, the Group recognised the following amounts in consolidated equity in 2016, 2015 and 2014:

	Millions of euros
	2016	2015	2014
Other comprehensive income
Items not reclassified to profit or loss	364	(231)	319
Actuarial gains or (-) losses on defined benefit pension plans	364	(231)	319
Items that may be reclassified to profit or loss	(694)	448	(866)
Cash flow hedges	(136)	51	(150)
Financial assets available for sale	(552)	384	(683)
Debt instruments	(368)	418	(633)

Equity instruments	(184)	(34)	(50)

Other recognised income and expense of investments in subsidiaries, joint ventures and associates	(6)	13	(33)

Total	(330)	217	(547)

e)	Deferred taxes

Tax assets in the consolidated balance sheets includes debit balances with the Spanish Public Treasury relating to deferred tax assets. Tax liabilities includes the liability for the Group’s various deferred tax liabilities.

On 26 June 2013, the Basel III legal framework was included in European law through Directive 2013/36 (CRD IV) and Regulation 575/2013 on prudential requirements for credit institutions and investment firms (CRR), directly applicable in every Member State as from 1 January 2014, albeit with a gradual timetable with respect to the application of, and compliance with, various requirements.

This legislation establishes that deferred tax assets, the use of which relies on future profits being obtained, must be deducted from regulatory capital.

In this regard, pursuant to Basel III, in recent years several countries have amended their tax regimes with respect to certain deferred tax assets so that they may continue to be considered regulatory capital since their use does not rely on the future profits of the entities that generate them (referred to hereinafter as “monetizable tax assets”).

Italy had a very similar regime to that described above, which was introduced by Decree-Law no. 225, of 29 December 2010, and amended by Law no. 10, of 26 February 2011.

In addition, in 2013 in Brazil, by means of Provisional Measure no. 608, of 28 February 2013 and, in Spain, through Royal Decree-Law 14/2013, of 29 November confirmed by Law 27/2014, of 27 November tax regimes were established whereby certain deferred tax assets (arising from provisions to allowances for loan losses in Brazil and provisions to allowances for loan losses, provisions to allowances for foreclosed assets and provisions for pension and pre-retirement obligations in Spain) may be converted into tax receivables in specific circumstances. As a result, their use does not rely on the entities obtaining future profits and, accordingly, they are exempt from deduction from regulatory capital.

In 2015 Spain completed its regulations on monetizable tax assets with the introduction of a financial contribution which will involve the payment of 1.5% for maintaining the right to monetise which will be applied to the portion of the deferred tax assets that qualify under the legal requirements as monetisable assets generated prior to 2016.

In a similar manner, Italy, by decree of 3 May 2016 has introduced a fee of 1.5% annually to maintain the monetisable of part of the deferred tax assets.

The detail of deferred tax assets, by classification as monetisable or non-monetisable assets, and of deferred tax liabilities at 31 December 2016, 2015 and 2014 is as follows:

	Millions of euros
	2016		2015		2014
	Monetizable (*)	Other	Monetizable (*)	Other	Monetizable (*)	Other
Tax assets:	9,649	11,615	8,887	13,158	8,444	13,720
Tax losses and tax credits	—	4,934	—	4,808	—	5,650
Temporary differences	9,649	6,681	8,887	8,351	8,444	8,070
Of which:
Non-deductible provisions	—	1,645	—	1,631	—	2,709
Valuation of financial instruments	—	1,042	—	2,231	—	775
Loan losses	6,082	940	5,330	827	5,036	1,013
Pensions	3,567	641	3,557	475	3,408	759
Valuation of tangible and intangible assets	—	537		686		474

Tax liabilities:		5,693	—	5,565	—	4,527
Temporary differences	—	5,693	—	5,565	—	4,527
Of which:
Valuation of financial instruments	—	1,105	—	896	—	1,093
Valuation of tangible and intangible assets	—	1,916	—	1,727	—	1,323
Investments in Group companies	—	1,265	—	1,249	—	1,096

(*)	Do not deduce from regulatory capital.

The Group only recognises deferred tax assets for temporary differences or tax loss and tax credit carryforwards where it is considered probable that the consolidated entities that generated them will have sufficient future taxable profits against which they can be utilised.

The deferred tax assets and liabilities are reassessed at the reporting date in order to ascertain whether any adjustments need to be made on the basis of the findings of the analyses performed.

These analyses take into account, inter alia: (i) the results generated by the various entities in prior years, (ii) each entity or tax group’s projected earnings, (iii) the estimated reversal of the various temporary differences, based on their nature, and (iv) the period and limits established by the legislation of each country for the recovery of the various deferred tax assets, thereby concluding on each entity or tax group’s ability to recover its recognised deferred tax assets.

The projected earnings used in these analyses are based on the financial budgets approved by the Group’s directors for the various entities, which generally cover a period of three years (see further details in Note 17), applying constant growth rates not exceeding the average long-term growth rate for the market in which the consolidated entities operate, in order to estimate the earnings for subsequent years considered in the analyses.

Relevant information is set forth below for the main countries which have recognised deferred tax assets:

Spain

The deferred tax assets recognised at the Consolidated Tax Group total EUR 10,921 million, of which EUR 5,928 million were for monetisable temporary differences, EUR 1,759 million for other temporary differences and EUR 3,234 million for tax losses and credits.

The Group estimates that the recognised deferred tax assets for temporary differences will be recovered in 15 years. This period would also apply to the recovery of the recognised tax loss and tax credit carryforwards.

Brazil

The deferred tax assets recognised in Brazil total EUR 5,947 million, of which EUR 3,520 million were for monetisable temporary differences, EUR 2,085 million for other temporary differences and EUR 342 million for tax losses and credits.

The Group estimates that the recognised deferred tax assets for temporary differences, tax losses and credits will be recovered in approximately 10 years.

United States

The deferred tax assets recognised in the United States total EUR 1,827 million, of which EUR 540 million were for temporary differences and EUR 1,287 million for tax losses and credits.

The Group estimates that the recognised deferred tax assets for temporary differences will be recovered before 2027. The recognised tax loss and tax credit carryforwards will be recovered before 2029.

Mexico

The deferred tax assets recognised in Mexico total EUR 651 million, substantially all of which were for temporary differences.

The Group estimates that substantially all the recognised deferred tax assets for temporary differences will be recovered in 3 years.

The changes in Tax assets—Deferred and Tax liabilities—Deferred in the last three years were as follows:

	Millions of euros
	Balances at 31 December 2015	(Charge)/ Credit to income	Foreign currency balance translation differences and other items	(Charge)/ Credit to asset and liability valuation adjustments	Acquisitions for the year (net)	Balances at 31 December 2016
Deferred tax assets	22,045	(1,311)	1,355	(551)	(274)	21,264
Tax losses and tax credits	4,808	194	110	—	(178)	4,934
Temporary differences	17,237	(1,505)	1,245	(551)	(96)	16,330
Of which: monetizable	8,887	49	713	—	—	9,649
Deferred tax liabilities	(5,565)	(478)	99	(26)	277	(5,693)
Temporary differences	(5,565)	(478)	99	(26)	277	(5,693)

	16,480	(1,789)	1,454	(577)	3	15,571

	Millions of euros
	Balances at 31 December 2014	(Charge)/ Credit to income	Foreign currency balance translation differences and other items	(Charge)/ Credit to asset and liability valuation adjustments	Acquisitions for the year (net)	Balances at 31 December 2015
Deferred tax assets	22,164	2,330	(2,831)	356	26	22,045
Tax losses and tax credits	5,650	(449)	(399)	—	6	4,808
Temporary differences	16,514	2,779	(2,432)	356	20	17,237
Of which: monetizable	8,444	1,199	(794)	38	—	8,887
Deferred tax liabilities	(4,527)	(473)	(200)	(73)	(292)	(5,565)
Temporary differences	(4,527)	(473)	(200)	(73)	(292)	(5,565)

	17,637	1,857	(3,031)	283	(266)	16,480

	Millions of euros
	Balances at 31 December 2013	(Charge)/ Credit to income	Foreign currency balance translation differences and other items	(Charge)/ Credit to asset and liability valuation adjustments	Acquisitions for the year (net)	Balances at 31 December 2014
Deferred tax assets	21,193	36	194	21	720	22,164
Tax losses and tax credits	5,671	(392)	115	—	256	5,650
Temporary differences	15,522	428	79	21	464	16,514
Of which: monetizable	7,902	406	14	122	—	8,444
Deferred tax liabilities	(1,825)	(1,290)	(328)	(527)	(557)	(4,527)
Temporary differences	(1,825)	(1,290)	(328)	(527)	(557)	(4,527)

	19,368	(1,254)	(134)	(506)	163	17,637

(*)

Includes the reclassification of tax credits by negative tax bases to temporary differences monetizable by the application of Royal Decree-Law 14/2013 of 27 November and Law 27/14 on Corporate Income Tax.

Also, the Group did not recognise deferred tax assets relating to tax losses, tax credits for investments and other incentives amounting to approximately EUR 455 million, the use of which is subject, among other requirements, to time limits. It also did not recognise certain deductible temporary differences, tax losses and tax credits for which there is currently no time limit for offset, amounting to approximately EUR 4,847 million.

f)	Tax reforms

The following significant tax reforms were approved in 2016 and previous years:

The Royal Decree-Law 3-2016 has been approved in Spain under which the following tax measures have been adopted with application in 2016: (i) The limit for the integration of deferred monetizable tax assets, as well as for set-off for the negative tax base has been reduced( the limit has been reduced from 70% to 25% of the tax base), (ii) this regulation sets out a new limit of 50% of the tax rate for the application of deductions in order to avoid double taxation, (iii) this regulation also sets out the compulsory impairment reversion for deductible participations in previous years by one fifths independently from the recovery of the participated, and (iv) the regulation finally includes the non-deductibility of the losses generated from the transmission of participations performed from 1 January, 2017.

The effects of this reform for the Consolidated Tax Group have been: (i) the consolidation in 2016 of deferred tax assets for impairment of non-deductible participations, in a non significant amount; (Ii) the integration in 2016 tax base and the next four fiscal years of a minimum reversal of the impairment of investments in shares that were tax deductible in years prior to 2013, which will not have an adverse effect on the accounts for 2016, since There are no legal restrictions on the availability of shares; (Iii) the slowdown in the consumption of credits for monetizable deferred tax assets; And negative tax bases and (iv) the limitation of the application of deductions to avoid double taxation, all this makes provision for an increase in the amount of taxes payable in Spain in the coming years by the consolidated tax group.

In the United Kingdom, a progressive reduction has been applied regarding the tax rate of the Corporate Tax, from 20% to 17% from 1 April 2020. The applicable rate from 1 April 2017 will be of 19%. Also in 2015, a surcharge of 8% on the standard income tax rate for bank profits was approved, finally the tax rate for banks institutions is 27%. This surcharge will be applied from 1 January 2016. In addition, from 2015 customer remediation payments are no longer considered to be tax-deductible.

In Brazil there was also an increase in the rate of the Brazilian social contribution tax on net income (CSL) from 15% to 20% (applicable from 1 September 2015), as a result of which the income tax rate (25%) plus the CSL rate total 45%.

In Poland, the introduction of a tax on certain bank assets at a monthly rate of 0.0366%, which comes into force in 2016, was approved.

In relation to the Chilean tax reform, the increase in the First Category tax rate of 20% in 2013, 21% in 2014, 22.5% in 2015, 24% in 2016, 25.5% % In 2017 and 27% from 2018.

g)	Other information

In compliance with the disclosure requirement established in the Listing Rules Instrument 2005 published by the UK Financial Conduct Authority, it is hereby stated that shareholders of the Bank resident in the United Kingdom will be entitled to a tax credit for taxes paid abroad in respect of withholdings that the Bank has to pay on the dividends to be paid to such shareholders if the total income of the dividend exceeds the amount of exempt dividends of GBP 5000 for the year 2016/17. The shareholders of the Bank resident in the United Kingdom who hold their ownership interest in the Bank through Santander Nominee Service will be informed directly of the amount thus withheld and of any other data they may require to complete their tax returns in the United Kingdom. The other shareholders of the Bank resident in the United Kingdom should contact their bank or securities broker.

Banco Santander, S.A. is part of the Large Business Forum and has adhered since 2010 to the Code of Good Tax Practices in Spain. Also Santander UK, Plc. is a member of the HMRC’s Code of Practice on Taxation in the United Kingdom, actively participating in both cases in the cooperative compliance programs being developed by these Tax Administrations.

28.	Non-controlling interests

Non-controlling interests include the net amount of the equity of subsidiaries attributable to equity instruments that do not belong, directly or indirectly, to the Bank, including the portion attributed to them of profit for the year.

a)	Breakdown

The detail, by Group company, of Equity—Non-controlling interests is as follows:

	Millions of euros
	2016	2015	2014
Santander Consumer USA Holdings Inc.	1,963	1,506	1,013
Banco Santander (Brasil) S,A.	1,784	1,190	1,662
Bank Zachodni WBK S,A—	1,653	1,685	1,545
Banco Santander—Chile	1,204	1,037	1,049
Grupo PSA	1,149	801	—
Grupo Financiero Santander México, S,A,B, de C,V.	1,069	1,296	1,293
Grupo Metrovacesa	449	560	598
Other companies (*)	1,208	1,270	630

	10,479	9,345	7,790

Profit/(Loss) for the year attributable to non-controlling interests	1,282	1,368	1,119
Of which:
Santander Consumer USA Holdings Inc.	256	329	219
Banco Santander—Chile	215	191	210
Banco Santander (Brasil) S.A.	194	296	315
Grupo Financiero Santander México, S.A.B. de C.V.	190	201	193
Grupo PSA	171	122	—
Bank Zachodni WBK S.A.	148	154	121
Other companies	108	75	61

	11,761	10,713	8,909

(*)	Includes an issue of perpetual equity instruments by Santander UK acquired by non-Group third parties.

b)	Changes

The changes in Non-controlling interests are summarised as follows:

	Millions of euros
	2016	2015	2014
Balance at beginning of year	10,713	8,909	9,314
Other comprehensive income	374	(572)	886
Exchange differences	360	(520)	806
Cash flow hedge	45	(1)	(1)
Available for sale equity	(30)	22	(1)
Available for sale fixed income	38	(100)	68
Other	(39)	27	14
Of which: Other comprehensive income	—	6	536
Other	674	2,376	(1,291)
Profit attributable to non-controlling interests	1,282	1,368	1,119
Modification of participation rates	(28)	(168)	(2,971)
Change of perimeter	(197)	761	1,465
Dividends paid to minority shareholders	(800)	(461)	(380)
Changes in capital and others concepts	417	876	(524)

Balance at end of year	11,761	10,713	8,909

In 2014 the Group increased its ownership interest in Banco Santander (Brasil), S.A., thereby generating a decrease in the balance of Non-controlling interests of EUR 2,572 million (see Note 3).

Also, in 2015 the Group acquired 50% of Société Financière de Banque—SOFIB, PSA Finance UK Limited and PSA Financial Services Spain, E.F.C., S.A. (see Note 3), thereby generating an increase in the balance of Non-controlling interests of EUR 462 million, EUR 148 million and EUR 181 million. Also, the acquisition of a 13.8% interest in Metrovacesa, S.A. from Banco Sabadell, S.A. (see Note 3) generated a decrease in the balance of Non-controlling interests of EUR 271 million.

During 2016, there was a decrease of EUR 621 million in Minority interests due to the operation of Metrovacesa, S.A. (See Note 3).

Finally, during the year 2016, the Group incorporated the remaining geographies included in the PSA framework agreement (Netherlands, Belgium, Italy, Germany, Brazil and Poland) (see Note 3), generating an increase in the balance of minority interests of EUR 410 million.

The foregoing changes are shown in the Consolidated statement of changes in total equity.

c)	Other information

The financial information on the subsidiaries with significant non-controlling interests at 31 December 2016 is summarised below:

	Millions of euros (*)
	Banco Santander (Brazil)	Banco Santander— Chile	Grupo Financiero Santander (Mexico)	Bank Zachodni WBK	Santander Consumer USA Holdings
Total assets	181,502	53,505	65,112	29,779	37,110
Total liabilities	163,917	48,683	60,257	25,566	31,849

Net assets	17,585	4,822	4,855	4,213	5,261

Total gross income	11,321	2,422	3,203	1,314	4,829

Total profit	1,999	735	820	387	685

(*)	Information prepared in accordance with the segment reporting criteria described in Note 52 and, therefore, it may not coincide with the information published separately by each entity.

29.	Other comprehensive income

The balances of Other comprehensive income include the amounts, net of the related tax effect, of the adjustments to assets and liabilities recognised temporarily in equity through the consolidated statement of recognised income and expense. The amounts arising from subsidiaries are presented, on a line by line basis, in the appropriate items according to their nature.

It should be noted that the consolidated statement of recognised income and expense presents items separately according to their nature, grouping together those which, pursuant to the applicable accounting standards, will not be subsequently reclassified to profit or loss when the requirements established by the related accounting standards are met. Also, with respect to items that may be reclassified to profit or loss, the consolidated statement of recognised income and expense includes changes in other comprehensive income as follows:

•

Revaluation gains (losses): includes the amount of the income, net of the expenses incurred in the year, recognised directly in equity. The amounts recognised in equity in the year remain under this item, even if in the same year they are transferred to the income statement or to the initial carrying amount of the assets or liabilities or are reclassified to another line item.

•	Amounts transferred to income statement: includes the amount of the revaluation gains and losses previously recognised in equity, even in the same year, which are recognised in the income statement.

•

Amounts transferred to initial carrying amount of hedged items: includes the amount of the revaluation gains and losses previously recognised in equity, even in the same year, which are recognised in the initial carrying amount of assets or liabilities as a result of cash flow hedges.

•	Other reclassifications: includes the amount of the transfers made in the year between the various valuation adjustment items.

The amounts of these items are recognised gross, including the amount of the Other comprehensive income relating to non-controlling interests, and the corresponding tax effect is presented under a separate item, except in the case of entities accounted for using the equity method, the amounts for which are presented net of the tax effect.

a)	Items not reclassified to profit or loss—Actuarial gains or (-) losses on defined benefit pension plans

Other comprehensive income—Items not reclassified to profit or loss—Actuarial gains or (-) losses on defined benefit pension plans include the actuarial gains and losses and the return on plan assets, less the administrative expenses and taxes inherent to the plan, and any change in the effect of the asset ceiling, excluding amounts included in net interest on the net defined benefit liability (asset).

Its variation is shown in the consolidated statement of income and expense.

The provisions against equity in 2016 amounted to 1,275 million euros—see Note 25.b -, with the following breakdown:

•

Increase of EUR 141 million in the accumulated actuarial losses relating to the Group’s entities in Spain, mainly due to the change in the main discount rate—a decrease in the discount rate from 1.75 % to 1.50%-.

•

Increase of EUR 621 million in the accumulates actuarial losses relating to the Group´s entities in UK, mainly due to the change in the main actuarial assumptions—a decrease in the discount rate from 3.74% to 2.79%.

•

Increase of EUR 456 million in the cumulative actuarial losses relating to the Group´s businesses in Brazil, mainly due to an increase in the discount rate from 12.25 % to 10.92 % on pension benefits and from 12.03 % to 10.84 % on medical benefits and to changes in other assumptions.

•	Increase of EUR 57 million in accumulated actuarial losses corresponding to other business, mainly due to the reduction of the discount rate.

Also, a decrease of EUR 103 million in accumulated actuarial profit or losses as a result of exchange rate and other effects, mainly in the UK (depreciation of the pound), and in Brazil (appreciation of the real).

b)	Items that may be reclassified to profit or loss—Hedge of net investments in foreign operations (Effective portion) and exchange differences

Other comprehensive income—Items that may be reclassified to profit or loss—Hedges of net investments in foreign operations includes the net amount of changes in the value of hedging instruments in hedges of net investments in foreign operations, for the portion of these changes considered as effective hedges (see Note 11).

Other comprehensive income—Items that may be reclassified to profit or loss—Exchange differences includes the net amount of exchange differences arising on non-monetary items whose fair value is adjusted against equity and the differences arising on the translation to euros of the balances of the consolidated entities whose functional currency is not the euro (see Note 2.a).

The changes in 2016 reflect the negative effect of the sharp depreciation of the Pound sterling and the positive effect of the appreciation of the Brazilian real, whereas the changes in 2015 reflected the negative effect of the sharp depreciation of the Brazilian real and the positive effect of the appreciation of the US dollar and the pound sterling.

Of the change in the balance in these years, a loss of EUR 185 million in 2016, a loss of EUR 514 million in 2015 and a gain of EUR 1,093 million in 2014 related to the measurement of goodwill.

The detail, by country is as follows:

	Millions of euros
	2016	2015	2014
Net balance at end of year	(12,995)	(11,980)	(8,955)
Of which:
Brazilian real	(8,435)	(10,679)	(5,936)
Mexican peso	(1,908)	(1,497)	(1,243)
Pound sterling	(2,996)	232	(1,042)
Argentine peso	(1,309)	(1,135)	(729)
Chilean peso	(614)	(711)	(528)
US dollar	2,849	2,342	535
Other	(582)	(532)	(12)

c)	Items that may be reclassified to profit or loss—Hedging derivatives—Cash flow hedges (Effective portion)

•

Other comprehensive income—Items that may be reclassified to profit or loss—Cash flow hedges includes the gains or losses attributable to hedging instruments that qualify as effective hedges. These amounts will remain under this heading until they are recognised in the consolidated income statement in the periods in which the hedged items affect it (see Note 11).

•	Accordingly, amounts representing valuation losses will be offset in the future by gains generated by the hedged instruments.

d)	Items that may be reclassified to profit or loss—Financial assets available-for-sale

Includes the net amount of unrealised changes in the fair value of assets classified as Financial assets available-for-sale (see Notes 7 and 8).

The breakdown, by type of instrument and geographical origin of the issuer, of Other comprehensive income—Items that may be reclassified to profit or loss—Financial assets available-for-sale at 31 December 2016, 2015 and 2014 is as follows:

	Millions of euros
	31 December 2016				31 December 2015				31 December 2014
	Revaluation gains	Revaluation losses	Net revaluation gains/ (losses)	Fair value	Revaluation gains	Revaluation losses	Net revaluation gains/ (losses)	Fair value	Revaluation gains	Revaluation losses	Net revaluation gains/ (losses)	Fair value
Debt instruments
Government debt securities and debt instruments issued by central banks
Spain	610	(26)	584	32,729	641	(62)	579	35,283	835	(176)	659	31,190
Rest of Europe	50	(170)	(120)	16,879	283	(47)	236	20,310	325	(56)	269	20,597
Latin America and rest of the world	167	(163)	4	35,996	42	(671)	(629)	32,185	89	(97)	(8)	30,230
Private-sector debt securities	117	(162)	(45)	25,683	165	(253)	(88)	29,409	243	(193)	50	28,232

	944	(521)	423	111,287	1,131	(1,033)	98	117,187	1,492	(522)	970	110,249

Equity instruments
Domestic
Spain	48	(5)	43	1,309	66	(5)	61	1,140	35	(8)	27	1,447
International
Rest of Europe	284	(4)	280	1,016	438	(14)	424	1,338	282	(23)	259	1,245
United States	21	—	21	772	14	(2)	12	980	25	—	25	762
Latin America and rest of the world	811	(7)	804	2,390	251	(2)	249	1,391	298	(19)	279	1,547

	1,164	(16)	1,148	5,487	769	(23)	746	4,849	640	(50)	590	5,001

Of which:
Listed	999	(11)	988	3,200	436	(15)	421	1,986	311	(26)	285	1,787
Unlisted	165	(5)	160	2,287	333	(8)	325	2,863	329	(24)	305	3,214

	2,108	(537)	1,571	116,774	1,900	(1,056)	844	122,036	2,132	(572)	1,560	115,250

At each reporting date the Group assesses whether there is any objective evidence that the instruments classified as available-for-sale (debt securities and equity instruments) are impaired.

This assessment includes but is not limited to an analysis of the following information: i) the issuer’s economic and financial position, the existence of default or late payment, analysis of the issuer’s solvency, the evolution of its business, short-term projections, trends observed with respect to its earnings and, if applicable, its dividend distribution policy; ii) market-related information such as changes in the general economic situation, changes in the issuer’s sector which might affect its ability to pay; iii) changes in the fair value of the security analysed, analysis of the origins of such changes—whether they are intrinsic or the result of the general uncertainty concerning the economy or the country—and iv) independent analysts’ reports and forecasts and other independent market information.

In the case of quoted equity instruments, when the changes in the fair value of the instrument under analysis are assessed, the duration and significance of the fall in its market price below cost for the Group is taken into account. As a general rule, for these purposes the Group considers a significant fall to be a 40% drop in the value of the asset or a continued fall over a period of 18 months. Nevertheless, it should be noted that the Group assesses, on a case-by-case basis, each of the securities that have suffered losses, and monitors the performance of their prices, recognising an impairment loss as soon as it is considered that the recoverable amount could be affected, even though the price may not have fallen by the percentage or for the duration mentioned above.

If, after the above assessment has been carried out, the Group considers that the presence of one or more of these factors could affect recovery of the cost of the asset, an impairment loss is recognised in the income statement for the amount of the loss registered in equity under Other comprehensive income—Items that may be reclassified to profit or loss—Items not reclassified to profit or loss—Other Valuation adjustments. Also, where the Group does not intend and/or is not able to hold the investment for a sufficient amount of time to recover the cost, the instrument is written down to its fair value.

At the end of 2016 the Group performed the assessment described above and recognised in provisions or reversal of provisions of financial assets available for sale in the consolidated Income statement an amount of EUR 25 million in respect of reversal debt instruments (losses of 2015: EUR: 119 million and 2014 EUR: 41 million) and losses of EUR 14 million in respect of equity instruments which had suffered a significant and prolonged fall in price at 31 December 2016 (2015: EUR 111 million; 2014: EUR 47 million).

At the end of 2016, 35.18% of the losses recognised under Other comprehensive income—Items that may be reclassified to profit or loss—Financial assets available-for-sale arising from debt securities had been incurred in more than twelve months.

Also, at the end of 2016, 13.41% of the losses recognised under Other comprehensive income—Items that may be reclassified to profit or loss—Financial assets available-for-sale arising from equity instruments had been incurred in more than twelve months. After carrying out the aforementioned assessment, the Group concluded that, given its ability and intention to hold the securities in the long term, it did not expect the factors giving rise to the decline in value described above to have an impact on future cash flows and, therefore, no impairment loss was required to be recognised at year-end.

e)	Items that may be reclassified to profit or loss and Items not reclassified to profit or loss—Other recognised income and expense of investments in subsidiaries, joint ventures and associates

Other comprehensive income—Items that may be reclassified to profit or loss—Entities accounted for using the equity method includes the amounts of Other comprehensive income recognised in equity arising from associates and joint ventures.

The changes in Other comprehensive income—Entities accounted for using the equity method were as follows:

	Millions of euros
	2016	2015	2014
Balance at beginning of year	(232)	(85)	(446)
Revaluation gains/(losses)	79	(156)	266
Net amounts transferred to profit or loss	—	9	95
Transfers	—	—	—

Balance at end of year	(153)	(232)	(85)

Of which:
Zurich Santander Insurance América, S.L.	(84)	(136)	(37)

30.	Shareholders’ equity

Shareholders’ equity includes the amounts of equity contributions from shareholders, accumulated profit or loss recognised through the consolidated income statement, and components of compound financial instruments having the substance of permanent equity. Amounts arising from subsidiaries are presented in the appropriate items based on their nature.

The changes in Shareholders’ equity are presented in the consolidated statement of changes in total equity. Significant information on certain items of Shareholders’ equity and the changes therein in 2016 is set forth below.

31.	Issued capital

a)	Changes

At 31 December 2013 the Bank’s share capital consisted of 11,333,420,488 shares with a total par value of EUR 5,667 million.

On 30 January 2014, 29 April 2014, 30 July 2014 and 5 November 2014 the bonus issues through which the Santander Dividendo Elección scrip dividend scheme is instrumented took place, whereby 227,646,659, 217,013,477, 210,010,506 and 225,386,463 shares (2.01%, 1.88%, 1.78% and 1.82% of the share capital, respectively) were issued, giving rise to bonus issues of EUR 113.8 million, EUR 108.5 million, EUR 105 million and EUR 112.7 million, respectively.

Also, on 4 November 2014 a capital increase was carried out to cater for the exchange of Banco Santander (Brasil) S.A. shares (see Note 3), whereby 370,937,066 shares (3.09% of the share capital) were issued, corresponding to a capital increase of EUR 185.5 million (see Note 3).

At 31 December 2014 the Bank’s share capital consisted of 12,584,414,659 shares with a total par value of EUR 6,292 million.

On 8 January 2015 the Group announced that its Board of Directors had resolved to increase capital through an accelerated bookbuilt (Accelerated Bookbuilt Offering) offering with disapplication of pre-emption rights. The capital increase amounted to EUR 7,500 million, of which EUR 607 million related to the par value of the 1,213,592,234 new shares issued and EUR 6,893 million to the share premium.

On 29 January, 29 April and 4 November 2015, the bonus issues through which the Santander Dividendo Elección scrip dividend scheme is instrumented took place, whereby 262,578,993, 256,046,919 and 117,859,774 shares (1.90%, 1.82% and 0.82% of the share capital) were issued for an amount of EUR 131 million, EUR 128 million and EUR 59 million, respectively.

At 31 December 2015 the Bank’s share capital consisted of 14,434,492,579 shares with a total par value of EUR 7,217 million.

On November 4, 2016, a capital increase of EUR 74 million was made, through which the Santander Dividendo Elección scrip dividend scheme took place, whereby 147,848,122 shares were issued (1.02% of the share capital).

At 31 December 2016 the Bank’s share capital consisted of 14,582,340,701 shares with a total par value of EUR 7,291 million.

The Bank’s shares are listed on the Spanish Stock Market Interconnection System and on the New York, London, Milan, Lisbon, Buenos Aires, Mexico, São Paulo and Warsaw Stock Exchanges, and all of them have the same features and rights. Santander shares are listed on the London Stock Exchange under Crest Depositary Interest (CDI’s), each CDI representing one Bank’s share. They are also listed on the New York Stock Exchange under American Depositary Receipts (BDRs), each BDR representing one share. At 31 December 2016, the only shareholders listed in the Bank’s shareholders register with ownership interests of more than 3% were State Street Bank & Trust Company (12.10%), The Bank of New York Mellon Corporation (8.86%), Chase Nominees Ltd. (5.98%), EC Nominees Limited (4.39%) and Clearstream Banking S.A. (3.38%).

However, the Bank considers that these ownership interests are held in custody on behalf of third parties and that none of them, as far as the Bank is aware, has an ownership interest of more than 3% of the Bank’s share capital or voting power.

b)	Other considerations

The shareholders at the Annual General Meeting held on 27 March 2015 authorized additional share capital of EUR 3,515 million. The Bank’s directors have until 27 March 2018 to carry out capital increases up to this limit. The resolution empowers the board to fully or partially disapply the pre-emption right in accordance with the terms of Article 506 of the Spanish Limited Liability Companies Law, although this power is limited to EUR 1,406 million.

In addition, the aforementioned Annual General Meeting authorized the board to issue fixed-income securities, convertible into or exchangeable for shares of the Bank, for up to a total amount of the issue or issues of EUR 10,000 million or the equivalent amount in another currency. The Bank’s directors are authorized to execute this resolution until 27 March 2020.

The shareholders at the Annual General Meeting of 18 March 2016 also resolved to increase the Bank’s capital by a par value of EUR 500 million and granted the board the broadest powers to set the date and establish the terms and conditions of this capital increase within one year from the date of the aforementioned Annual General Meeting. If the board does not exercise the powers delegated to it within the period established by the Annual General Meeting, these powers will be rendered null and void.

At 31 December 2016 the shares of the following companies were listed on official stock markets: Banco Santander Río, S.A.; Grupo Financiero Santander México, S.A.B. de C.V.; Banco Santander—Chile; Cartera Mobiliaria, S.A., SICAV; Santander Chile Holding S.A.; Banco Santander (Brasil) S.A., Bank Zachodni WBK S.A. and Santander Consumer USA Holdings Inc.

At 31 December 2016 the number of Bank shares owned by third parties and managed by Group management companies (mainly portfolio, collective investment undertaking and pension fund managers) or jointly managed was 39 million, which represented 0.27% of the Bank’s share capital. In addition, the number of Bank shares owned by third parties and received as security was 235 million (equal to 1,61%% of the Bank’s share capital).

At 31 December 2016 the capital increases in progress at Group companies and the additional capital authorized by their shareholders at the respective general meetings were not material at Group level (see Appendix V).

32.	Share premium

Share premium includes the amount paid up by the Bank’s shareholders in capital issues in excess of the par value.

The Spanish Limited Liability Companies Law expressly permits the use of the share premium account balance to increase capital at the entities at which it is recognised and does not establish any specific restrictions as to its use.

The increase in the balance of Share premium in 2014 is the result of the capital increase of EUR 2,372 million carried out to cater for the exchange of Banco Santander (Brasil) S.A. shares (see Note 3) and the reduction of EUR 440 million to cater for the capital increases arising from the Santander Dividendo Elección scrip dividend scheme. The increase in 2015 is the result of the capital increase of EUR 6,893 million carried out on 8 January 2015 (see Note 31.a) and the reduction of EUR 318 million to cater for the capital increases arising from the Santander Dividendo Elección scrip dividend scheme. The reduction of EUR 74 million in 2016 is the result for the capital increases arising from the Santander Dividendo Elección scrip dividend scheme.

Also, in 2016, 2015 and 2014 an amount of EUR 15 million was transferred from the Share premium account to the Legal reserve (2015: EUR 185 million; 2014: EUR 125 million) (see Note 33.b.i).

33.	Accumulated retained earnings

a)	Definitions

Shareholders’ equity—Reserves—Reserves (losses) of entities accounted for using the equity method includes the net amount of the accumulated profit or loss generated in previous years by entities accounted for using the equity method, recognised through the consolidated income statement.

b)	Breakdown

The detail of Accumulated retained earnings and Reserves of entities accounted for using the equity method is as follows:

	Millions of euros
	2016	2015	2014
Restricted reserves	2,686	2,708	2,800
Legal reserve	1,459	1,444	1,259
Own shares	1,173	1,210	1,487
Revaluation reserve Royal Decree-Law 7/1996	43	43	43
Reserve for retired capital	11	11	11
Unrestricted reserves	11,285	11,486	10,905
Voluntary reserves (*)	7,192	3,230	2,997
Consolidation reserves attributable to the Bank	4,093	8,256	7,908
Reserves of subsidiaries	34,568	31,275	27,268
Reserves of entities accounted for using the equity method	465	291	187

	49,004	45,760	41,160

(*)	In accordance with the commercial regulations in force in Spain.

i.	Legal reserve

Under the Consolidated Spanish Limited Liability Companies Law, 10% of net profit for each year must be transferred to the legal reserve. These transfers must be made until the balance of this reserve reaches 20% of the share capital. The legal reserve can be used to increase capital provided that the remaining reserve balance does not fall below 10% of the increased share capital amount.

In 2016 the Bank transferred EUR 15 million from the Share premium account to the Legal reserve (2015: EUR 185 million; 2014: EUR 125 million).

Consequently, once again, after the capital increases described in Note 31 had been carried out, the balance of the Legal reserve reached 20% of the share capital, and at 31 December 2016 the Legal reserve was at the stipulated level.

ii.	Reserve for treasury shares

Pursuant to the Consolidated Spanish Limited Liability Companies Law, a restricted reserve has been recognised for an amount equal to the carrying amount of the Bank shares owned by subsidiaries. The balance of this reserve will become unrestricted when the circumstances that made it necessary to record it cease to exist. Additionally, this reserve covers the outstanding balance of loans granted by the Group secured by Bank shares and the amount equivalent to loans granted by Group companies to third parties for the acquisition of treasury shares.

iii.	Revaluation reserve Royal Decree Law 7/1996, of 7 June

The balance of Revaluation reserve Royal Decree-Law 7/1996 can be used, free of tax, to increase share capital. From 1 January 2007, the balance of this account can be taken to unrestricted reserves, provided that the monetary surplus has been realised. The surplus will be deemed to have been realised in respect of the portion on which depreciation has been taken for accounting purposes or when the revalued assets have been transferred or derecognised.

If the balance of this reserve were used in a manner other than that provided for in Royal Decree—Law 7/1996, of 7 June, it would be subject to taxation.

iv.	Reserves of subsidiaries

The detail, by company, of Reserves of subsidiaries, based on the companies’ contribution to the Group (considering the effect of consolidation adjustments) is as follows:

	Millions of euros
	2016	2015	2014
Banco Santander (Brasil), S.A. (Consolidated Group)	8,993	8,408	7,361
Santander UK Group	6,887	6,457	5,842
Group Santander Holdings USA	3,572	2,968	1,712
Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México	3,255	2,977	2,566
Banco Santander—Chile	2,630	2,534	2,446
Banco Santander Totta, S.A. (Consolidated Group)	2,593	2,165	2,021
Santander Consumer Finance Group	2,027	1,549	1,815
Banco Santander Río, S.A.	1,326	965	703
Bank Zachodni WBK S.A.	967	578	315
Santander Seguros y Reaseguros, Compañía Aseguradora, S.A.	824	754	725
Banco Santander International	519	472	408
Santander Investment, S.A.	349	367	282
Cartera Mobiliaria, S.A., SICAV	377	363	370
Banco Santander (Suisse), S.A.	354	346	282
Exchange differences, consolidation adjustments and other companies (*)	(105)	372	420

	34,568	31,275	27,268

Of which, restricted	2,730	2,445	2,233

(*)	Includes the charge relating to cumulative exchange differences in the transition to International Financial Reporting Standards.

34.	Other equity instruments and own shares

a)	Other equity instruments

Other equity instruments includes the equity component of compound financial instruments, the increase in equity due to personnel remuneration, and other items not recognised in other “Shareholders’ equity” items.

b)	Own shares

Shareholders’ equity—Own shares includes the amount of own equity instruments held by all the Group entities.

Transactions involving own equity instruments, including their issuance and cancellation, are recognised directly in equity, and no profit or loss may be recognised on these transactions. The costs of any transaction involving own equity instruments are deducted directly from equity, net of any related tax effect.

On 21 October 2013 and 23 October 2014 the Bank’s Board of Directors amended the regulation of its treasury share policy in order to take into account the criteria recommended by the CNMV, establishing limits on average daily purchase trading and time limits. Also, a maximum price per share was set for purchase orders and a minimum price per share for sale orders.

The Bank’s shares owned by the consolidated companies accounted for 0.010% of issued share capital at 31 December 2016 (31 December 2015: 0.279%; 31 December 2014: 0.012%).

The average purchase price of the Bank’s shares in 2016 was EUR 4.32 per share and the average selling price was EUR 4.48 per share.

The effect on equity, net of tax, arising from the purchase and sale of Bank shares was a EUR 15 million of benefit in 2016 (2015: EUR 16 million; 2014: EUR 40 million).

35.	Memorandum items

Memorandum items relates to balances representing rights, obligations and other legal situations that in the future may have an impact on net assets, as well as any other balances needed to reflect all transactions performed by the consolidated entities although they may not impinge on their net assets.

a)	Contingent and Commitment

Contingent liabilities includes all transactions under which an entity guarantees the obligations of a third party and which result from financial guarantees granted by the entity or from other types of contract. The detail is as follows:

	Millions of euros
	2016	2015	2014
Financial guarantees	17,244	14,648	13,383
Financial bank guarantees	16,174	13,704	12,121
Non-performing guarantees	1,070	944	1,262
Non financial guarantees	24,477	23,047	28,006
Technical guarantees	23,684	22,526	27,630
Unconditionally cancellable guarantees	793	521	376
Irrevocable documentary credits	2,713	2,139	2,381
Irrevocable documentary credits	2,713	2,134	2,374
Doubtful irrevocable documentary credits	—	5	7

	44,434	39,834	43,770

	Millions of euros
	2016	2015	2014
Drawable by third parties	202,089	195,628	182,955
Doubtful loan commitments	8	19	15
Other contingent commitments	29,865	26,091	25,379
Financial asset forward purchase commitments	254	261	282
Regular way financial asset purchase contracts	4,273	485	530
Purchase contracts of financial assets	12,160	12,755	11,725
Documents delivered to clearing houses	12,656	12,251	12,444
Other contingent commitments	522	339	398

	231,962	221,738	208,349

At 31 December 2016, the Group had recognised provisions of EUR 459 million to cover for guarantees, contingent commitments and contingent liabilities (31 December 2015: EUR 618 million; 31 December 2014: EUR 654 million) (see Note 25).

A significant portion of these guarantees will expire without any payment obligation materialising for the consolidated entities and, therefore, the aggregate balance of these commitments cannot be considered as an actual future need for financing or liquidity to be provided by the Group to third parties.

Income from guarantee instruments is recognised under Fee and commission income in the consolidated income statements and is calculated by applying the rate established in the related contract to the nominal amount of the guarantee.

i. Financial guarantees

Financial guarantees includes, inter alia, financial guarantee contracts such as financial bank guarantees, credit derivatives sold, and risks arising from derivatives arranged for the account of third parties.

ii. Other bank guarantees and indemnities provided

This item includes guarantees other than those classified as financial, such as technical guarantees, guarantees covering the import and export of goods and services, irrevocable formal undertakings to provide bank guarantees, legally enforceable letters of guarantee and other guarantees of any kind.

iii. Other contingent liabilities

Other contingent liabilities includes the amount of any contingent liability not included in other items.

b)	Off-balance-sheet funds under management

The detail of off-balance-sheet funds managed by the Group and by joint ventures is as follows:

	Millions of euros
	2016	2015	2014
Investment funds	129,930	109,028	109,519
Pension funds	11,298	11,376	11,481
Assets under management	18,032	20,337	20,369

	159,260	140,741	141,369

c)	Third-party securities held in custody

At 31 December 2016 the Group held in custody debt securities and equity instruments totalling EUR 965,648 million (31 December 2015: EUR 877,682 million; 31 December 2014 EUR 1,023,819 million) entrusted to it by third parties.

36.	Derivatives—held for trading and hedging derivatives

The detail of the notional and/or contractual amounts and the market values of the trading and hedging derivatives held by the Group is as follows:

	Millions of euros
	2016		2015		2014
	Notional amount	Market value	Notional amount	Market value	Notional amount	Market value
Trading derivatives:
Interest rate risk
Forward rate agreements	370,244	(64)	175,661	(59)	192,659	(50)
Interest rate swaps	3,092,360	804	2,839,940	3,095	2,738,960	1,253
Options, futures and other derivatives	565,635	(980)	505,655	(555)	665,658	(1,035)
Credit risk
Credit default swaps	38,827	37	54,056	46	66,596	81
Foreign currency risk
Foreign currency purchases and sales	259,336	1,102	250,596	80	230,961	515
Foreign currency options	36,965	112	35,772	104	46,311	(38)
Currency swaps	321,316	(3,627)	342,401	(1,704)	278,380	(1,694)
Securities and commodities derivatives and other	76,523	290	90,662	(697)	105,901	(1,222)

	4,761,206	(2,326)	4,294,743	310	4,325,426	(2,190)

Hedging derivatives:
Interest rate risk
Interest rate swaps	155,047	(1,410)	175,199	(1,153)	190,872	(185)
Options, futures and other derivatives	23,131	(4)	22,169	(54)	9,569	13
Credit risk
Credit default swaps	186	(1)	469	(5)	607	(9)
Foreign currency risk
Foreign currency purchases and sales	29,282	(1,066)	38,685	500	25,530	86
Foreign currency options	28	—	—	—	621	39
Currency swaps	51,045	4,691	59,472	(496)	46,727	147
Securities and commodities derivatives and other	319	11	299	(2)	168	—

	259,038	2,221	296,293	(1,210)	274,094	91

The notional and/or contractual amounts of the contracts entered into (shown above) do not reflect the actual risk assumed by the Group, since the net position in these financial instruments is the result of offsetting and/or combining them. This net position is used by the Group basically to hedge the interest rate, underlying asset price or foreign currency risk; the results on these financial instruments are recognised under Gains/losses on financial assets and liabilities (net) in the consolidated income statements and increase or offset, as appropriate, the gains or losses on the investments hedged (see Note 11).

Additionally, in order to interpret correctly the results on the Securities and commodities derivatives shown in the foregoing table, it should be considered that these items relate mostly to securities options for which a premium has been received which offsets their negative market value. Also, this market value is offset by positive market values generated by symmetrical positions in the Group’s held-for-trading portfolio.

The Group manages the credit risk exposure of these contracts through netting arrangements with its main counterparties and by receiving assets as collateral for its risk positions (see Note 2.f).

The notional amounts and fair values of the hedging derivatives, by type of hedge, are as follows:

	Millions of euros
	2016		2015		2014
	Notional amount	Fair value	Notional amount	Fair value	Notional amount	Fair value
Fair value hedges	146,191	(1,018)	214,591	(1,166)	234,939	(249)
Cash flow hedges	88,905	4,025	63,912	(572)	22,388	444
Hedges of net investments in foreign operations	23,942	(786)	17,790	528	16,767	(104)

	259,038	2,221	296,293	(1,210)	274,094	91

Following is a description of the main hedges (including the results of the hedging instrument and the hedged item attributable to the hedged risk):

Hedge	accounting

The Group, as part of its financial risk management strategy and for the purpose of reducing mismatches in the accounting treatment of its transactions, enters into interest rate, foreign currency or equity hedging derivatives, depending on the nature of the hedged risk.

In line with its objective, the Group classifies its hedges into the following categories:

•

Cash flow hedges: hedge the exposure to variability in cash flows associated with an asset, liability or highly probable forecast transaction. Thus, floating rate issues in foreign currencies, fixed rate issues in non-local currency, floating rate interbank financing and floating rate assets (bonds, commercial credit, mortgages, etc.) are hedged.

•

Fair value hedges: hedge the exposure to changes in the fair value of assets or liabilities attributable to an identified, hedged risk. Thus, the interest rate risk of assets and liabilities (bonds, loans, bills, issues, deposits, etc.) with coupons or fixed interest rates, investments in entities, issues in foreign currencies and deposits and other fixed rate liabilities are hedged.

•	Hedges of net investments in foreign operations: hedge the foreign currency risk of investments in subsidiaries domiciled in countries outside the euro zone.

i.	Cash flow hedges

The change in fair value of the cash flow hedges, net of the related tax effect, is recognised underTotal Equity Other comprehensive income—Items that may be reclassified to profit or loss—Valuation adjustments—Cash flow hedges in the Group’s equity. The detail of the terms, from 31 December 2016 within which the amounts recognised under Other comprehensive income—Items that may be reclassified to profit or loss—Cash flow hedges will be recognised in the consolidated income statements in the coming years is as follows:

	Millions of euros
2016	Within 1 year	1 to 5 year	More than 5 years	Total
Debit balances (losses)	154	237	78	469

The net amount recognised as an equity valuation adjustment in 2016, as a result of the cash flow hedges, is an increase of EUR 298 million.

The market value of the derivatives in portfolio cash flow hedges gave rise to a gain of EUR 361 million at 31 December 2016.

The net amount reclassified from equity by net interest income to the income statements of 2016 amounts to—cash flows hedges amounts to EUR -967 million.

The impact on 2016 profit and loss of the ineffectiveness of the Group’s cash flow hedges was a net loss of EUR 40 million.

The main entities that use cash flow hedges, either macro-hedges or micro-hedges, are:

•

Santander UK, possessing micro-hedges of fixed rate currency issues, different to Sterling Pound, that hedge interest rate and exchange rate and possessing micro-hedges of variable mortgage rates in Sterling Pound.

•	Brazil, possessing hedges to cover Bank Deposit Certificates from interest rate and to cover active currency positions from exchange rate.

ii.	Fair value hedges

The Group is making fair value hedges with derivatives for a total notional amount of EUR 146,191 million.

Of the total fair value hedges in the Group, EUR 85,427 million are categorized as macro-hedges (84% approximately from the UK) and EUR 60,764 million as micro-hedges (approximately 53% from Banco Santander and 22% approximately from the UK).

In 2016 a net gain of EUR 17 million was recognised (gains of EUR 508 million on hedged items and gains of and losses of EUR 491 million on hedging derivatives) on fair value hedging transactions.

The main entities that have fair value hedges, either macro-hedges or micro-hedges, are:

•	Banco Santander possesses micro-hedges of interest rates on issues and government bonds, in addition two macro-hedge on loans from loans and issues and,

•

Santander UK possesses hedges of interest rate and exchange rate on mortgages, commercial/corporate loans and liability deposits, as well as macro-hedges of inflation linked bonds and micro-hedges of fixed rate issues.

iii.	Foreign currency hedges (net investments in foreign operations).

The Santander Group assumes as a priority objective in risk management, to minimize—to the limit determined by those responsible for the Group’s Financial Management—the impact on the calculation of the capital ratio of its permanent investments consolidated within the Group, and whose shares or corporate participation are legally nominated in a currency different of the Group´s. For this purpose, financial instruments (generally derivatives) are contracted in exchange rates, which hedge the impact on the capital ratio of forward exchange rates.

At 31 December 2016 the total notional amount of the instruments hedging these investments was the equivalent of EUR 21,680 million, of which EUR 20,914 million related to foreign currency swaps and forwards and EUR 766 million to spot foreign currency purchases/sales (spot).

By currency,

•	Hedges of the Brazilian real including hedging Forex Forward Non Delivery amounting to EUR 7,404 million (BRL 25,400 million), with a loss of EUR 1,870 million.

•	The position in Mexican pesos is hedged through Forex Forwards and Forex Swaps with a notional amount of EUR 2,140 million (MXN 46,593 million) and a gain of EUR 247 million in the year.

•	The Polish zloty is hedged through Forex Forwards and Forex Swaps with a notional amount of EUR 2,032 million (PLN 8,962 million) and a gain of EUR 26 million in the year.

•	The hedging of the Chilean peso is instrumented through Forex Forward Non Delivery amounting to EUR 3,773 million (CLP 2,670,000 million), with a loss of EUR 447 million in the year.

•	The hedging of the Colombian peso is instrumented through Forex Forward Non Delivery with a notional amount of EUR 33 million (COP 103.122 million), with a loss of EUR 5 million in the year.

•	The investment in Norwegian krone is hedged through Forex Forwards and Forex Swaps amounting to EUR 892 million (NOK 8,107 million), with a loss of EUR 53 million.

•	The position in Chinese yuan is hedged through Forex Forward Non Delivery of EUR 1,123 million (CNY 8,221 million). These instruments generated a gain of EUR 5 million in the year.

•

The hedge of the pound sterling is instrumented through Forex Swap for the amount of EUR 3,516 million (GBP 3,010 million). In addition, the investment in this currency is covered by spot purchases and/or spot sales of this currency against euros, amounting to EUR 388 million (GBP 332 million), generating a net gain of EUR 739 million in the year.

Investments in US dollars, Canadian dollars and Swiss francs are exclusively covered by purchases / sales of these currencies against the euro (Spot).

The US dollar hedged position amounted to EUR 304 million at the end of the year (USD 321 million), with a loss in the year of EUR 38 million.

On the other hand, the position covered in Canadian dollars amounted to EUR 21 million at the end of the year (CAD 30 million), with a loss in the year of EUR 1 million.

Finally, the hedged position in Swiss francs amounted to EUR 53 million at the end of the year (CHF 57 million), generating a loss of EUR 1 million in the year.

At the close of 2015, hedge derivatives (Forex Swap and Forex Forward) were maintained to hedge the Group’s non-euro currency investments: Chilean pesos for a notional of EUR 2,975 million, which generated a positive result of EUR 146 million; Brazilian real for a notional amount of EUR 3,289 million and a positive result of EUR 733 million, of which gains of EUR 27 million correspond to closure of hedging derivatives; Mexican pesos for a total notional of EUR 2,582 million with a capital gain of EUR 25 million; Polish zlotys for a notional of EUR 1,981 million with a loss of EUR 25 million; Norwegian crowns for a notional of EUR 630 million with a gain of EUR 34 million; Colombian pesos amounting to EUR 21 million, with a capital gain of EUR 4 million, and Chinese yuan for a notional of EUR 95 million, with a gain of EUR 5 million.

In addition to the above, investments in US dollars, sterling, Canadian dollars and Swiss francs were hedged by purchases and sales of spot currency against euros (Spot).

In the case of US dollars, derivatives (Forex Forward) existed for a notional amount of EUR 1,653 million and, in addition, spot purchases / sales of this currency) for an amount of EUR 954 million, with a total loss in the year of EUR 242 million.

On the other hand, for the pound sterling, there were derivatives at the end of the year (Forex Swap) for a notional of EUR 3,278 million and, in addition, purchases / sales of this currency against spot euros (Spot) for an amount of EUR 2,858 million, with a total loss in the year for this operation of EUR 270 million.

Finally, investments in Canadian dollars and Swiss francs are exclusively covered by spot purchases / sales of these currencies against spot euros. The Canadian dollar for a total of EUR 25 million at the end of the year, which yielded a capital gain of EUR 2 million. The Swiss franc, for a total of EUR 8 million at the end of the year, with a loss of EUR 11 million.

According to the purpose of these hedges, the purpose of which is to cover the forward rate, and because the notional amount of the hedging instruments used does not exceed the amount of the hedged item and, in addition, the foreign currencies of these transactions are the functional currencies of the parent company and of the business abroad, the effectiveness of these hedges is total, not being recorded in the income statement due to inefficiencies during 2016.

37.	Discontinued operations

No significant operations were discontinued in 2016, 2015 or 2014.

a)	Profit or loss and net cash flows from discontinued operations

The detail of the profit or loss from discontinued operations is set forth below.

The comparative figures were restated in order to include the operations classified as discontinued:

	Millions of euros
	2016	2015	2014
Net interest income	—	—	4
Net fee and commission income	—	—	—
Gains or losses on financial assets and liabilities not measured at fair value through profit or loss	—	—	—
Other operating income (expenses)	—	—	—

Gross income	—	—	4
Staff costs	—	—	(1)
Other general administrative expenses	—	—	(3)
Depreciation and amortisation charge	—	—	—
Provisions or reversal of provisions	—	—	(22)
Impairment losses on financial assets	—	—	(4)

Profit (loss) from operations	—	—	(26)
Gains (losses) on disposal of assets not classified as non-current assets held for sale	—	—	—

Profit (loss) before tax	—	—	(26)

Income tax (Note 27)	—	—	—

Profit (loss) from discontinued operations	—	—	(26)

Additionally, following is a detail of the net cash flows attributable to the operating, investing and financing activities of discontinued operations.

	Millions of euros
	2016	2015	2014
Cash and cash equivalents as at beginning of year	—	—	—
Cash flows from operating activities	—	—	(10)
Cash flows from investing activities	—	—	10
Cash flows from financing activities	—	—	—

Cash and cash equivalents as at end of year	—	—	—

b)	Earnings per share relating to discontinued operations

The earnings per share relating to discontinued operations were as follows:

	2016	2015	2014
Basic earnings per share (euros)	—	—	(0.00)
Diluted earnings per share (euros)	—	—	(0.00)

38.	Interest income

Interest and similar income in the consolidated income statement comprises the interest accruing in the year on all financial assets with an implicit or explicit return, calculated by applying the effective interest method, irrespective of measurement at fair value; and the rectifications of income as a result of hedge accounting. Interest is recognised gross, without deducting any tax withheld at source.

The detail of the main interest and similar income items earned in 2016, 2015 and 2014 is as follows:

	Millions of euros
	2016	2015	2014
Loans and advances—Central banks	2,090	1,392	2,038
Loans and advances—Credit institutions	2,388	1,845	1,782
Debt instruments	6,927	7,361	7,247
Loans and advances—Customers	42,578	45,445	42,175
Other interest	1,173	1,155	1,414

	55,156	57,198	54,656

Most of the interest and similar income was generated by the Group’s financial assets that are measured either at amortised cost or at fair value through Other comprehensive income.

39.	Interest expense

Interest expense and similar charges in the consolidated income statement includes the interest accruing in the year on all financial liabilities with an implicit or explicit return, including remuneration in kind, calculated by applying the effective interest method, irrespective of measurement at fair value; the rectifications of cost as a result of hedge accounting; and the interest cost attributable to provisions recorded for pensions.

The detail of the main items of interest expense and similar charges accrued in 2016, 2015 and 2014 is as follows:

	Millions of euros
	2016	2015	2014
Central banks deposits	127	79	55
Credit institutions deposits	1,988	2,277	2,144
Customer deposits	12,886	12,826	13,415
Debt securities issued	7,767	7,899	7,928
Marketable debt securities	6,822	6,965	6,844
Subordinated liabilities (Note 23)	945	934	1,084
Provisions for pensions (Note 25)	201	270	344
Other interest	1,098	1,035	1,223

	24,067	24,386	25,109

Most of the interest expense and similar charges was generated by the Group’s financial liabilities that are measured at amortised cost.

40.	Dividend income

Dividend income includes the dividends and payments on equity instruments out of profits generated by investees after the acquisition of the equity interest.

The detail of Income from dividends as follows:

	Millions of euros
	2016	2015	2014
Dividend income classified as:
Financial assets held for trading	217	266	287
Financial assets available-for-sale	196	189	148

	413	455	435

41.	Share of results of entities accounted for using the equity method

Share of results of entities accounted for using the equity method comprises the amount of profit or loss attributable to the Group generated during the year by associates and joint ventures.

The detail of Share of results of entities accounted for using the equity method is as follows:

	Millions of euros
	2016	2015	2014
Zurich Santander Insurance América, S.L.	223	183	167
SAM Investment Holdings Limited	79	64	51
Allfunds Bank, S.A.	—	—	23
Companhia de Crédito, Financiamento e Investimento RCI Brasil	12	28	20
Other companies	130	100	(18)

	444	375	243

42.	Commission income

Commission income comprises the amount of all fees and commissions accruing in favour of the Group in the year, except those that form an integral part of the effective interest rate on financial instruments.

The detail of Fee and commission income is as follows:

	Millions of euros
	2016	2015	2014
Collection and payment services:
Bills	295	271	284
Demand accounts	1,191	1,074	1,006
Cards	2,972	2,768	2,769
Orders	431	412	422
Cheques and other	133	134	144

	5,022	4,659	4,625

Marketing of non-banking financial products:
Investment funds	696	805	831
Pension funds	86	92	111
Insurance	2,428	2,350	2,304

	3,210	3,247	3,246

Securities services:
Securities underwriting and placement	282	252	306
Securities trading	287	303	303
Administration and custody	297	265	248
Asset management	201	222	78

	1,067	1,042	935

Other:
Foreign exchange	353	303	264
Financial guarantees	505	494	498
Commitment fees	286	314	343
Other fees and commissions	2,500	2,983	2,604

	3,644	4,094	3,709

	12,943	13,042	12,515

43.	Commission expense

Commission expense shows the amount of all fees and commissions paid or payable by the Group in the year, except those that form an integral part of the effective interest rate on financial instruments.

The detail of Fee and commission expense is as follows:

	Millions of euros
	2016	2015	2014
Commissions assigned to third parties	1,639	1,593	1,618
Of which: Cards	1,217	1,201	1,149
Of which: By collection and return of effects	11	13	9
Of which: Other fees assigned	411	379	460

Other commissions paid	1,124	1,416	1,201
Brokerage fees on lending and deposit transactions	47	43	42
Other fees and commissions	1,077	1,373	1,159

	2,763	3,009	2,819

44.	Gains or losses on financial assets and liabilities

Gains/losses on financial assets and liabilities includes the amount of the Other comprehensive income of financial instruments, except those attributable to interest accrued as a result of application of the effective interest method and to allowances, and the gains or losses obtained from the sale and purchase thereof.

a)	Breakdown

The detail, by origin, of Gains/losses on financial assets and liability

	Millions of euros
	2016	2015	2014
Gains or losses on financial assets and liabilities not measured at fair value through profit or loss, net	869	1,265	1,427
Of which Financial Assets available for sale	861	891	1,416
Debt instruments	464	760	1,173
Equity instruments	397	131	243
Gains or losses on financial assets and liabilities held for trading, net (*)	2,456	(2,312)	2,377
Gains or losses on financial assets and liabilities measured at fair value through profit or loss, net (*)	426	325	239
Gains or losses from hedge accounting, net	(23)	(48)	(69)

	3,728	(770)	3,974

(*)

Includes the net result obtained by operations with debt securities, equity instruments, derivatives and short positions included in this portfolio when the Group jointly manages its risk in these instruments.

As explained in Note 45, the above breakdown should be analysed in conjunction with the exchange differences, net:

	Millions of euros
	2016	2015	2014
Exchange differences, net	(1,627)	3,156	(1,124)

b)	Financial assets and liabilities measured at fair value through profit or loss

The detail of the amount of the asset balances is as follows:

	Millions of euros
	2016	2015	2014
Loans and receivables:	40,390	48,129	41,504
Credit institutions	13,290	27,755	29,612
Customers	27,100	20,374	11,892
Debt instruments	52,320	47,681	58,605
Equity instruments	15,043	18,855	13,799
Derivatives	72,043	76,724	76,858

	179,796	191,389	190,766

The Group mitigates and reduces this exposure as follows:

•

With respect to derivatives, the Group has entered into framework agreements with a large number of credit institutions and customers for the netting-off of asset positions and the provision of collateral for non-payment.

At 31 December 2016 the actual credit risk exposure of the derivatives was EUR 38,852 million.

•	Loans and advances to credit institutions and Loans and advances to customers included reverse repos amounting to EUR 27,550 million at 31 December 2016.

Also, mortgage-backed assets totalled EUR 2,815 million.

•	Debt instruments include EUR 45,995 million of Spanish and foreign government securities.

At 31 December 2016 the amount of the change in the year in the fair value of financial assets at fair value through profit or loss attributable to variations in their credit risk (spread) was not material.

The detail of the amount of the liability balances is as follows:

	Millions of euros
	2016	2015	2014
Deposits	(48,863)	(62,836)	(71,603)
Centrals banks	(10,463)	(18,664)	(8,362)
Credit institutions	(5,059)	(8,628)	(24,570)
Customer	(33,341)	(35,544)	(38,671)
Marketable debt securities	(2,791)	(3,373)	(3,830)
Short positions	(23,005)	(17,362)	(17,628)
Derivatives	(74,369)	(76,414)	(79,048)
Other financial liabilities	—	(1)	—

	(149,028)	(159,986)	(172,109)

At 31 December 2016, the amount of the change in the fair value of financial liabilities at fair value through profit or loss attributable to changes in their credit risk during the year is not material.

45.	Exchange differences, net

Exchange differences shows basically the gains or losses on currency dealings, the differences that arise on translations of monetary items in foreign currencies to the functional currency, and those disclosed on non-monetary assets in foreign currency at the time of their disposal.

The Group manages the currencies to which it is exposed together with the arrangement of derivative instruments and, accordingly, the changes in this line item should be analysed together with those recognised under Gains/losses on financial assets and liabilities (see Note 44).

46.	Other operating income and expenses

Other operating income and Other operating expenses in the consolidated income statements include:

	Millions of euros
	2016	2015	2014
Insurance activity	63	98	137
Income from insurance and reinsurance contracts issued	1,900	1,096	3,532
Of which:
Insurance and reinsurance premium income	1,709	961	3,284
Reinsurance income (Note 15)	191	135	248
Expenses of insurance and reinsurance contracts	(1,837)	(998)	(3,395)
Of which:
Claims paid,other insurance-related expenses and net provisions for insurance contract liabilities	(1,574)	(740)	(2,890)
Reinsurance premiums paid	(263)	(258)	(505)
Other operating income	1,919	1,971	1,682
Non- financial services	698	711	343
Other operating income	1,221	1,260	1,339
Of which, fees and commissions offsetting direct costs	145	115	106
Other operating expense	(1,977)	(2,235)	(1,978)
Non-financial services	(518)	(590)	(308)
Other operating expense:	(1,459)	(1,645)	(1,670)
Of which, Deposit Guarantee Fund	(711)	(769)	(577)

	5	(166)	(159)

Most of the Bank’s insurance activity is carried on in life insurance.

47.	Staff costs

a)	Breakdown

The detail of Staff costs is as follows:

	Millions of euros
	2016	2015	2014
Wages and salaries	8,133	8,081	7,478
Social security costs	1,291	1,330	1,293
Additions to provisions for defined benefit pension plans (Note 25)	81	96	75
Contributions to defined contribution pension funds (Note 25)	266	279	247
Other staff costs	1,233	1,321	1,149

	11,004	11,107	10,242

b)	Headcount

The average number of employees in the Group, by professional category, was as follows:

	Average number of employees (**)
	2016	2015	2014
The Bank:
Senior management (*)	76	93	101
Other line personnel	20,291	20,909	21,376
Clerical staff	1,904	2,138	2,563
General services personnel	13	22	25

	22,284	23,162	24,065
Rest of Spain	6,925	6,922	6,781
Santander UK plc	19,428	20,069	19,866
Banco Santander (Brasil) S.A.	48,052	47,720	47,296
Other companies (**)	94,946	91,591	85,930

	191,635	189,464	183,938

(*)	Categories of deputy assistant executive vice president and above, including senior management.
(**)	Excluding personnel assigned to discontinued operations.

The number of employees, at the end of 2016, 2015 and 2014, was 188,492, 193,863 and 185,405, respectively.

The functional breakdown (final employment), by gender, at 31 December 2016 is as follows:

	Functional breakdown by gender
	Senior executives		Other executives		Other personnel
	Men	Women	Men	Women	Men	Women
Continental Europe	900	237	6,518	3,576	21,374	27,649
United Kingdom	145	39	1,293	580	8,980	13,663
America	501	95	6,453	3,933	38,803	53,753

	1,546	371	14,264	8,089	69,157	95,065

The same information, expressed in percentage terms at 31 December 2016, is as follows:

	Functional breakdown by gender
	Senior executives		Other executives		Other personnel
	Men	Women	Men	Women	Men	Women
Continental Europe	79%	21%	65%	35%	44%	56%
United Kingdom	79%	21%	69%	31%	40%	60%
America	84%	16%	62%	38%	42%	58%

	81%	19%	64%	36%	42%	58%

The labour relations between employees and the various Group companies are governed by the related collective agreements or similar regulations.

c)	Share-based payments

The main share-based payments granted by the Group in force at 31 December 2016, 2015 and 2014 are described below.

i. Bank

The variable remuneration policy for the Bank’s executive directors and certain executive personnel of the Bank and of other Group companies includes Bank share-based payments, the implementation of which requires, in conformity with the law and the Bank’s Bylaws, specific resolutions to be adopted by the general meeting.

Were it necessary or advisable for legal, regulatory or other similar reasons, the delivery mechanisms described below may be adapted in specific cases without altering the maximum number of shares linked to the plan or the essential conditions to which the delivery thereof is subject. These adaptations may involve replacing the delivery of shares with the delivery of cash amounts of an equal value.

The plans that include share-based payments are as follows: (i) deferred conditional delivery share plan; (ii) deferred conditional variable remuneration plan, (iii) performance share plan and (iv) Deferred variable compensation plan linked to multiannual objectives. The characteristics of the plans are set forth below:

(i) Deferred conditional delivery share plan

In 2013 the Bank’s Board of Directors, at the proposal of the appointments and remuneration committee, approved the fourth cycle of the deferred conditional delivery share plan to instrument payment of the share-based bonus of the Group executives or employees whose variable remuneration or annual bonus for 2013 exceeded, in general, EUR 0.3 million (gross), with a view to deferring a portion of the aforementioned variable remuneration or bonus over a period of three years in which it will be paid in Santander shares. Since this cycle entailed the delivery of Bank shares, the shareholders at the Annual General Meetings of 22 March 2013 approved the application of the fourth cycle of the deferred conditional delivery share plan. This cycle is not applicable to the executive directors or other members of senior management or other executives who are beneficiaries of the deferred conditional variable remuneration plan described below.

The share-based bonus is being deferred over three years and will be paid, where appropriate, in three instalments starting after the first year (2015). The amount in shares is calculated based on the tranches of the following scale established by the Board of Directors on the basis of the gross variable cash-based remuneration or annual bonus for the year:

Benchmark bonus (thousands of euros)	Percentage (deferred)

300 or less	0%
300 to 600 (inclusive)	20%
More than 600	30%

The condition for accrual of the share-based deferred remuneration was, in addition to that of the beneficiary remaining in the Group’s employ, with the exceptions envisaged in the plan regulations, that none of the following circumstances should occur in the period prior to each of the deliveries: (i) poor financial performance of the Group; (ii) breach by the beneficiary of internal regulations, including, in particular, those relating to risks; (iii) material restatement of the Group’s financial statements, except when it is required pursuant to a change in accounting standards; or (iv) significant changes in the Group’s economic capital or risk profile.

(ii) Deferred conditional variable remuneration plan

In 2014 and 2015 the Bank’s Board of Directors, at the proposal of the appointments and remuneration committee in 2014 and of the remuneration committee in 2015, approved the third, fourth and fifth cycles of the deferred conditional variable remuneration plan to instrument payment of the bonus for 2014 and 2015, respectively, of the executive directors and certain executives (including senior management) and employees who assume risk, who perform control functions or receive an overall remuneration which puts them on the same remuneration level as senior executives and employees who assume risks (all of whom are referred to as the “Identified Staff”, in accordance to Article 92(2) of Directive 2013/36/EU of the European Parliament and of the Council, of 26 June 2013, and the related implementing legislation in 2014; and in 2015, pursuant to Article 32.1 of Law 10/2014, of 26 June on the regulation, supervision and capital adequacy of credit institutions, and the related implementing legislation).

In 2016, and taking into account regulatory developments and international practices in remuneration matters, the sixth cycle of the variable remuneration plan for the group identified with the exception of executive directors and certain executives (including senior management) was approved. First line of responsibility of the Group, for which the first cycle of deferred and conditioned variable remuneration described in item (v) below was approved. The recommendations issued in the Guidelines on sound remuneration policies under Articles 74 (3) and 75 (2) of Directive 2013/36 / EU and disclosures under Article 450 of Regulation (EU) No. 575/2013, Published by the European Banking Authority on 21 December 2015.

Since the aforementioned cycles entail the delivery of Bank shares, the shareholders at the Annual General Meetings of 28 March 2014, 27 March 2015 and 18 March 2016 approved, respectively, the application of the fourth, fifth and sixth cycles of the deferred conditional variable remuneration plan.

The purpose of these cycles is to defer a portion of the bonus of the beneficiaries thereof over a period of three years for the fourth and fifth cycles, and over three or five years for the fifth cycle, for it to be paid, where appropriate, in cash and in Santander shares; the other portion of the variable remuneration is also to be paid in cash and Santander shares, upon commencement of the cycles, in accordance with the rules set forth below.

In the case of the sixth cycle, the bonus will be immediately paid in 60% (at the beginning of 2017) and deferred by 40% over a three year period. In the case of the fifth and fourth cycles, will be paid according to the following percentages and periods of deferment:

	2015
	Immediate payment percentage (*)	Deferred percentage (*)	Deferral period
Executive directors and members of the Identified Staff with total variable remuneration ≥ EUR 2.6 million	40%	60%	5 years
Division managers, country heads of countries that represent at least 1% of the Group’s economic capital, other executives of the Group with a similar profile and members of the Identified Staff with total variable remuneration ≥ EUR 1.7 million (< EUR 2.6 million)	50%	50%	5 years
Other beneficiaries	60%	40%	3 years

	2014
	Immediate payment percentage (*)	Deferred percentage (*)
Executive directors and members of the Identified Staff with total variable remuneration ≥ EUR 2.6 million	40%	60%
Division managers, country heads, other executives of the Group with a similar profile and members of the Identified Staff with total variable remuneration ≥ EUR 1.8 million (< EUR 2.6 million)	50%	50%
Other beneficiaries	60%	40%

(*)	Generally applicable percentages. In some countries deferred percentages may be higher for certain categories of executives, thereby giving rise to lower immediate payment percentages.

For the fourth and sixth cycle, the payment of the deferred percentage of the bonus applicable in each case will be deferred over a period of three years and will be paid in three instalments, within 30 days following the anniversaries of the initial date (the date on which the immediate payment percentage is paid) in 2016, 2017 and 2018 for the fourth cycle and in 2018, 2019 and 2020 for the sixth cycle, 50% being paid in cash and 50% in shares, provided that the conditions described below are met.

For the fifth cycle, the payment of the deferred percentage of the bonus applicable in each case based on the group to which the beneficiary belongs will be deferred over a period of three or five years and will be paid in three or five instalments, as appropriate, within 30 days following the anniversaries of the initial date in 2017, 2018 and 2019 and, where appropriate, in 2020 and 2021, provided that the conditions described below are met.

In addition to the requirement that the beneficiary remains in the Group’s employ, with the exceptions included in the plan regulations, the accrual of the deferred remuneration is conditional upon none of the following circumstances existing -in the opinion of the Board of Directors following a proposal of the remuneration committee—, during the period prior to each of the deliveries, pursuant to the provisions set forth in each case in the plan regulations: (i) poor financial performance of the Group; (ii) breach by the beneficiary of internal regulations, including, in particular, those relating to risks; (iii) material restatement of the Group’s financial statements, except when it is required pursuant to a change in accounting standards; or (iv) significant changes in the Group’s economic capital or risk profile.

On each delivery of fourth and fifth, the beneficiaries will be paid an amount in cash equal to the dividends paid on the deferred amount in shares and the interest on the amount accrued in cash. If the Santander Dividendo Elección scrip dividend scheme is applied, they will be paid the price offered by the Bank for the bonus share rights corresponding to those shares.

The maximum number of shares to be delivered is calculated taking into account the amount resulting from applying the applicable taxes and the volume-weighted average share prices for the 15 trading sessions prior to the date on which the Board of Directors approves the bonus for the Bank’s executive directors for 2013, 2014 and 2015 for the third, fourth and fifth cycle, respectively. In the case of the sixth cycle, it is determined according to the same procedure in the fifteen sessions prior to the previous Friday (excluded) on the date on which the board decides the bonus for the Bank’s executive directors for 2016.

(iii) Performance share plan

In 2014 and 2015 the Bank’s Board of Directors approved the first and second cycles, respectively, of the performance share plan by which to instrument a portion of the variable remuneration of the executive directors and other members of the Identified Staff, consisting of a long-term incentive (ILP) in shares based on the Bank’s performance over a multiannual period. In addition, the second cycle also applies to other Bank employees not included in the Identified Staff, in respect of whom it is deemed appropriate that the potential delivery of Bank shares be included in their remuneration package in order to better align the employee’s interests with those of the Bank.

Since the aforementioned plans entail the delivery of Bank shares, the Annual General Meetings of 28 March 2014 and 27 March 2015 approved the application of the first and second cycles of the plan, respectively.

The maximum amounts of the plan and, consequently, the maximum number of shares to which a beneficiary may be entitled under this plan was set at 15% and 20% of the beneficiaries’ benchmark bonus for 2014 and 2015, respectively.

The Board of Directors, following a proposal of the remuneration committee, set the amount of the ILP for each beneficiary for 2014 and 2015.

For the second cycle, based on the maximum benchmark value (20%), at the proposal of the remuneration committee, the Board of Directors will set the maximum number of shares, the value in euros of which is called the “Agreed-upon Amount of the ILP”, taking into account (i) the Group’s earnings per share (EPS) and (ii) the Group’s return on tangible equity (RoTE) for 2015 with respect to those budgeted for the year.

Both items had the same weighting when setting the ILP and each of them were measured based on the following scales of target compliance:

•	Scale applicable to EPS of Santander Group in 2016 with respect to the budgeted EPS for the year:

EPS in 2016 (% of budgeted 2016 EPS)	2016 EPS coefficient
≥ 90%	1
> 75% but < 90%	0.75 – 1 (*)
≤ 75%	0

(*)	Straight-line increase of the 2016 EPS coefficient based on the specific percentage that the 2016 EPS represents of the budgeted EPS within this line of the scale.

•	Scale applicable to Santander Group’s 2016 RoTE with respect to the RoTE budgeted for the year:

RoTE in 2016 (% of budgeted 2016 RoTE)	2016 RoTE coefficient
≥ 90%	1
> 75% but < 90%	0.75 – 1 (*)
≤ 75%	0

(*)	Straight-line increase of the 2016 RoTE coefficient based on the specific percentage that the 2016 RoTE represents of the budgeted RoTE within this line of the scale.

Based on the Group’s performance at the end of 2015, the coefficient to be applied was 100%.

For the first cycle, the following percentages were applied to 15% of the benchmark bonus in accordance with the relative performance of the Bank’s Total Shareholder Return (TSR) in 2015 compared to a benchmark group:

Santander’s place in the TSR ranking	Percentage of maximum shares to be delivered
1st to 8th	100%
9th to 12th	50%
13th and below	0%

Since the Bank’s TSR was in fourth place, the applicable percentage was 100%.

Also, for the second cycle, the agreed-upon amount of the ILP for each beneficiary will be deferred over a period of three years and will be paid, where appropriate, at the beginning of 2019 (foreseeably, in the first quarter) based on compliance with the multiannual targets and other plan terms and conditions. Thus, prior to the payment date, the Board of Directors, following a proposal of the remuneration committee, will calculate the amount, where appropriate, to be received by each beneficiary based on the agreed-upon amount of the ILP. The multiannual targets, the related metrics and scales of compliance are as follows:

•	Relative performance of the Group’s EPS growth for 2015-2017 with respect to a benchmark group of 17 credit institutions

Position of Santander’s EPS growth 2015-2017	EPS coefficient
1st to 5th	1
6th	0.875
7th	0.75
8th	0.625
9th	0.50
10th and below	0

•	Santander Group’s 2017 RoTE:

RoTE in 2017 (%)	RoTE coefficient
≥ 12%	1
> 11% but < 12%	0.75 - 1	(*)
≤ 11%	0

(*)	Straight-line increase of the RoTE coefficient based on the specific percentage, within this line of the scale, of Santander Group’s RoTE in 2017.

•	Employee satisfaction, measured by the inclusion or exclusion of the related Group company in 2017 among the “Top 3” best banks to work for.

•	Scale of compliance at country level:

Position among the best banks to work for in 2017	Employee coefficient
1st to 3rd	1
4th or below	0

•	Scale of compliance at Santander Group level:

No. of main markets in which Santander is ranked in the top three of the best banks to work for in 2017	Employee coefficient
6 or more	1
5 or less	0

•	Customer satisfaction, measured by the inclusion or exclusion of the related Group company in 2017 among the top three best banks in the customer satisfaction index.

•	Scale of compliance at country level:

Position among the best banks as per the customer satisfaction index in 2017	Customer coefficient
1st to 3rd	1
4th or below	0

•	Scale of compliance at Santander Group level:

No. of main markets in which Santander is ranked in the top three of the best banks in the customer satisfaction index in 2017	Customer coefficient
10	1
Between 6 and 9	0.2 - 0.8 (*)
5 or less	0

(*)

Straight-line increase of customer coefficient, whereby, within this line of the scale, the coefficient is increased by 0.2 for each additional main market in which the customer satisfaction index ranks it in the top three.

•	Customer loyalty, taking into account that the targets at Santander Group level are 17 million individual customers and 1.1 million SME and business customers at 31 December 2017.

•	Scales of compliance at country level:

Individual customers (% of the budget for the related market)	Individual coefficient	SME and business customers (% of the budget for the related market)	Business coefficient
≥ 100%	1	≥ 100%	1
> 90% but < 100%	0.5 – 1 (*)	> 90% but < 100%	0.5 – 1 (*)
≤ 90%	0	≤ 90%	0

(*)

Straight-line increase of the individual coefficient and business coefficient based on the specific percentage, within these lines of each scale, that the number of customers of each type represents of the budgeted number at 31 December 2017.

•	Scales of compliance at Santander Group level:

Individual customers (millions)	Individual coefficient	SME and business customers (millions)	Business coefficient
≥ 17	1	≥ 1.1	1
> 15 but < 17	0.5 – 1 (*)	> 1 but < 1.1	0.5 – 1 (*)
≤ 15	0	≤ 1	0

(*)	Straight-line increase of the individual coefficient and business coefficient based on the number of customers of each type at 31 December 2017.

Based on the foregoing metrics and compliance scales and the data relating to the end of 2017, the amount accrued of the ILP for each beneficiary (the “Accrued Amount of the ILP”) will be calculated by weighting the above coefficients by 0.25, 0.25, 0.2, 0.15, 0.075 and 0.075, respectively.

For the first cycle, the agreed-upon amount of the ILP for each beneficiary will be deferred over a period of three years and will be paid, where appropriate, in thirds in June 2016, 2017 and 2018 based on compliance with the multiannual TSR targets. Thus, for each payment date, the Board of Directors, following a proposal of the remuneration committee, will calculate the amount, where appropriate, to be received by each beneficiary applying to the third of the agreed-upon amount of the ILP for that year the percentage resulting from the following table:

Santander’s place in the TSR ranking	Percentage of maximum shares to be delivered
1st to 4th	100.0%
5th	87.5%
6th	75.0%
7th	62.5%
8th	50.0%
9th and below	0%

For the accrual for 2016, the benchmark TSR will be that accumulated between 1 January 2014 and 31 December 2015, for the accrual for 2017, the benchmark TSR will be that accumulated between 1 January 2014 and 31 December 2016 and for the accrual for 2018, the benchmark TSR will be that accumulated between 1 January 2014 and 31 December 2017. In 2016, a position in the RTA ranking has not been reached that determines the accrual of the first third, so it has been extinguished.

In addition to the requirement that the beneficiary remains in the Group’s employ, with the exceptions included in the plan regulations, the delivery of shares to be paid on the ILP payment date based on compliance with the related multiannual target is conditional upon none of the following circumstances existing—in the opinion of the Board of Directors following a proposal of the remuneration committee—, during the period prior to each of the deliveries as a result of the actions taken in 2014 and 2015, respectively: (i) poor financial performance of the Group; (ii) breach by the beneficiary of internal regulations, including, in particular, those relating to risks; (iii) material restatement of the Group’s financial statements, except when it is required pursuant to a change in accounting standards; or (iv) significant changes in the Group’s economic capital or risk profile.

(iv)	Deferred variable compensation plan linked to multiannual objectives

In 2016, the Board of Directors of the Bank, at the proposal of the remuneration committee, approved the first cycle of the deferred variable remuneration plan linked to multi-year objectives that implements the variable remuneration corresponding to 2016 for executive directors and certain executives (Including top management) of the Group’s first lines of responsibility (formerly Top Network managers). The plan was approved by the general meeting on 18 March 2016 with the aim of simplifying the remuneration structure, improving the ex ante risk adjustment and increasing the impact of the long-term objectives on the Group’s first guidelines. The plan also takes into account the recommendations issued in the Guidelines on sound remuneration policies under Articles 74 (3) and 75 (2) of Directive 2013/36 / EU and disclosures under Article 450 of Regulation (EU) No. 575/2013, Published by the European Banking Authority on 21 December 2015.

This plan includes the bonus (deferred and conditioned variable compensation plan mentioned in item (iii) above and the ILP of item (iv) above and is intended to defer a portion of the variable remuneration over a period of three or five Years to be paid in cash and in shares, linking part of this amount to the Bank’s performance over a multi—year period and paying the other part of the variable remuneration in cash and in stock at the beginning. Detailed below.

The variable remuneration of the beneficiaries will be paid according to the following percentages, depending on when the payment occurs and the group to which the beneficiary belongs:

	2016
	Immediate payment percentage (*)	Deferred percentage (*)	Deferral period (*)
Executive directors and members of the Identified Staff with total variable remuneration ≥ EUR 2.7 million	40%	60%	5 years
Division managers, country heads of countries that represent at least 1% of the Group’s economic capital, other executives of the Group with a similar profile and members of the Identified Staff with total variable remuneration ≥ EUR 1.7 million (< EUR 2.7 million)	50%	50%	5 years
Other beneficiaries	60%	40%	3 years

(*)	In some countries the percentage and the period of deferral may be higher to comply with local regulations or with the requirements of the competent authority in each case.

Each beneficiary receives, in 2017, according to the group to which it belongs, the percentage of immediate payment that corresponds, by half in cash and in shares. The payment of the percentage of deferral of the variable remuneration that corresponds in each case according to the group to which the beneficiary belongs will be deferred for a period of three or five years and will be paid by thirds or fifths, as the case may be, within thirty Days following the anniversaries of the initial date in the years 2018, 2019 and 2020 and, if applicable, 2021 and 2022, provided that the conditions set out below are met.

The accrual of the deferred compensation is conditioned, in addition to the permanence of the beneficiary in the Group, with the exceptions contained in the plan’s regulations, in the opinion of the board, at the proposal of the remuneration committee, none of The following circumstances during the period prior to each of the deliveries in the terms set forth in each case in the plan’s regulations: (i) poor performance of the Group; (Ii) breach by the beneficiary of the internal regulations, including in particular that relating to risks; (Iii) material restatement of the Group’s financial statements, except when appropriate under a change in accounting regulations; Or (iv) significant changes in the Group’s economic capital or risk profile.

In addition, the accrual of the deferral corresponding to the third annuity of deferral for the Group that differs in three years and the third, fourth and fifth for which it differs in five years, is conditional on the fulfillment of certain objectives related to the period 2016-2018 and The metrics and compliance scales associated with these multi-year objectives, which are as follows:

(A)	Compliance with Banco Santander’s consolidated earnings per share growth target (“EPS”) in 2018 vs. 2015 as shown in the following table:

BPA growth in 2018 (% Over 2015)	BPA coefficient
≥ 25%	1
≥ 0% but < 25%	0 – 1 (*)
< 0%	0

BPA growth in 2018 (% Over 2015)	BPA coefficient
< 0%	0

(*)	Increased linear coefficient BPA depending on the specific growth rate of BPA 2018 compared to the 2015 in this line of the scale.

(B)

Relative behaviour of the total shareholder return (“RTA”) of the Bank in the period 2016-2018 in relation to the weighted RTAs of a reference group of 35 credit institutions, with the corresponding RTA Coefficient being assigned according to the position of the RTA Of the Bank within the Reference Group.

Position of the Santander RTA	BPA coefficient
Exceeding the 66th percentile	1
Between the 33rd and 66th percentiles	0-1(*)
Below the 33rd percentile	0

(*)	Proportional increase of the RTA coefficient in function of the number of positions that ascends in the ranking within this line of the scale.

The Reference Group consists of the following entities: BBVA, CaixaBank, Bankia, Popular, Sabadell, BCP, BPI, HSBC, RBS, Barclays, Lloyds, BNP Paribas, Crédit Agricole, Deutsche Bank, Société Générale, Nordea, Intesa San Paolo , Unicredit, Itaú, Bradesco, Banco do Brasil, Banorte, Banco de Chile, M & T Bank Corp., Keycorp, Fifth Third Bancorp, BB & T Corp., Citizens, Crédit Acceptance Corp., Ally Financial Inc., PKO, PEKAO, Millenium, ING Poland and mBank.

(C)

Compliance with the fully loaded common equity tier 1 (“CET1”) target for the year 2018, with this objective being that at 31 December 2018 the consolidated CET1 ratio of Grupo Santander Fully loaded is greater than 11%. If this objective is met, a coefficient (“Coefficient CET1”) of 1 will be assigned to this metric and, if it is not met, the Coefficient CET 1 will be 0. For verification of compliance with this objective, Increases in CET1 derived from capital increases (except those that implement the Santander Dividendo Elección program) will not be taken into account. In addition, CET1 as of 31 December, 2018 may be adjusted to eliminate the effects of the regulatory changes that may occur with respect to its calculation up to that date.

Compliance with Santander Santander’s underlying return on risk-weighted assets for 2018 compared to 2015. The corresponding coefficient (the “RoRWA Coefficient”), Will be obtained from the following table:

BPA growth in 2018 (% Over 2015)	RoRWA coefficient
≥ 20%	1
≥ 10% but < 20%	0,5 – 1 (*)
< 10%	0

(*)	Increased linear coefficient RORWA depending on the specific growth rate of RORWA 2018 compared to the 2015 RORWA within this scale line.

In order to determine the annual amount of the Deferred Objective Part that, if applicable, corresponds to each beneficiary in the years 2020 and, if applicable, 2021 and 2022 (each of these payments, a “Final Annuity”), and Without prejudice to any adjustments that may result from the malus clauses, the following formula shall apply:

Final Annuity = Imp. x (0,25 x A + 0,25 x B + 0,25 x C + 0,25 x D)

where:

•	“Imp.” Corresponds to a fifth or a third, depending on the profile of the beneficiary, the Deferred Amount of Incentive A.

•	“A” is the BPA Coefficient that is in accordance with the scale of section (a) above in relation to the growth of BPA in 2018 compared to 2015.

•	“B” is the RTA Coefficient that is in accordance with the scale of section (b) above depending on the performance of the Bank’s RTA in the period 2016-2018 with respect to the Reference Group.

•	“C” is the CET 1 Coefficient resulting from the fulfillment of the CET1 target described in section (c) above.

•	“D” is the RoRWA Coefficient that conforms to the scale of section (d) above depending on the growth level of RoRWA 2018 compared to 2015.

In addition, the amounts paid under this plan are subject to recovery or clawback clauses in the event of the circumstances providing in the current legislation. The application of clawback will be supplemented by that of malus, so that it will take place when it is considered insufficient to collect the effects that the event must have on the assigned variable remuneration. The application of clawback will be decided by the Board of Directors on the proposal of the remuneration committee and can not be proposed once the last payment in cash or shares corresponding to the plan is made in 2022, or in the case, in 2020.

The maximum number of shares to be delivered is calculated by taking into account the weighted average daily volume of weighted average prices for the fifteen trading sessions prior to the previous Friday (excluding) on the date on which the board decides the bonus for the Executive directors of the Bank.

ii. Santander UK plc

The long-term incentive plans on shares of the Bank granted by management of Santander UK plc to its employees are as follows:

	Number of shares (in thousands)	Exercise price in pounds sterling (*)	Year granted	Employee group	Number of persons		Date of commencement of exercise period	Date of expiry of exercise period
Plans outstanding at 01/01/14	15,907

Options granted (Sharesave)	6,745	4,91	2014	Employments	6,639	(**)	01/11/14	01/11/17
							01/11/14	01/11/19
Options exercised	(1,375)	4,36
Options cancelled (net) or not exercised	(2,155)	4,85

Plans outstanding at 31/12/14	19,122

Options granted (Sharesave)	14,074	3,13	2015	Employments	7,759	(**)	01/11/15	01/11/18
							01/11/15	01/11/20
Options exercised	(1,839)	3,75
Options cancelled (net) or not exercised	(6,595)	4,50

Plans outstanding at 31/12/15	24,762

Options granted (Sharesave)	17,296	4,91	2016	Employments	7,024		01/11/16	01/11/19
							01/11/16	01/11/21
Options exercised	(338)	3,67
Options cancelled (net) or not exercised	(12,804)	3,51

Plans outstanding at 31/12/16	28,916

(*)	At 31 December 2016, 2015 and 2014, the euro/pound sterling exchange rate was EUR 1.16798 GBP 1 ; EUR 1.36249/GBP 1 and EUR 1.28386/GBP 1, respectively.
(**)	Number of accounts/contracts. A single employee may have more than one account/contract.

In 2008 the Group launched a voluntary savings scheme for Santander UK employees (Sharesave Scheme) whereby employees who join the scheme between GBP 5 and GBP 500 in 2014 and 2015 deducted from their net monthly pay over a period of three or five years. When this period has ended, the employees may use the amount saved to exercise options on shares of the Bank at an exercise price calculated by reducing by up to 20% the average purchase and sale prices of the Bank shares in the three trading sessions prior to the approval of the scheme by the UK tax authorities (HMRC). This approval must be received within 21 to 41 days following the publication of the Group’s results for the first half of the year. This scheme was approved by the Board of Directors, at the proposal of the appointments and remuneration committee, and, since it involved the delivery of Bank shares, its application was authorized by the Annual General Meeting held on 21 June 2008. Also, the scheme was authorized by the UK tax authorities (HMRC) and commenced in September 2008. In subsequent years, at the Annual General Meetings held on 19 June 2009, 11 June 2010, 17 June 2011, 30 March 2012, 22 March 2013, 28 March 2014 and 27 March 2015, respectively, the shareholders approved the application of schemes previously approved by the board and with similar features to the scheme approved in 2008.

iii. Fair value

The fair value of the performance share plans was calculated as follows:

a)	Deferred variable compensation plan linked to multi-year objectives 2016:

The fair value of the plan has been determined, at the grant date, based on the valuation report of an independent expert. Depending on the design of the plan for 2016 and the levels of achievement of similar plans in comparable entities, the expert concludes that the reasonable range for estimating the initial achievement ratio is around 60% – 80%. Has considered that the fair value is 70% of the maximum.

b)	2015 Performance share plan:

The fair value of this plan was calculated at the grant date based on a valuation report by an independent expert. On the basis of the design of the plan for 2015 and the levels of achievement of similar plans at comparable entities, the expert concluded that the reasonable range for estimating the initial achievement coefficient was approximately 60% to 80% and, accordingly, the fair value was considered to be 70% of the maximum. Therefore, as the maximum level was determined as being 91.50%, the fair value is 64.05% of the maximum amount.

c)	2014 Performance share plan:

The fair value of the Bank’s relative TSR position was calculated, on the grant date, on the basis of the report of an independent expert whose assessment was carried out using a Monte Carlo valuation model to perform thousands of simulations to determine the TSR of the Bank and of each of the companies in the benchmark group. Taking into account the foregoing, the fair value of the plan at the grant date was 36.3% of the maximum amount.

d)	Performance share plans:

•	It was assumed that the beneficiaries will not leave the Group’s employ during the term of each plan.

•

The fair value of the Bank’s relative TSR position was calculated, on the grant date, on the basis of the report of an independent expert whose assessment was carried out using a Monte Carlo valuation model to perform 10,000 simulations to determine the TSR of each of the companies in the benchmark group, taking into account the variables set forth below. The results (each of which represents the delivery of a number of shares) are classified in decreasing order by calculating the weighted average and discounting the amount at the risk-free interest rate.

PI14
Expected volatility (*)	51.35%
Annual dividend yield based on last few years	6.06%
Risk-free interest rate (Treasury Bond yield (zero coupon) over the period of the plan)	4.073%

(*)	Calculated on the basis of historical volatility over the corresponding period (three years).

The application of the simulation model resulted in a percentage value of 55.39% for Plan I-13 and 55.39% for Plan l-14. Since this valuation refers to a market condition, it cannot be adjusted after the grant date.

d)	Santander UK Sharesave plans:

The fair value of each option granted by Santander UK was estimated at the grant date using a European/American Partial Differential Equation model with the following assumptions:

	2016	2015	2014
Risk-free interest rate	0,31%-0,41%	1.06%-1.37%	1.56%-1.97%
Dividend increase	5,92%-6,21%	6.91%-7.36%	10.16%-10.82%
Volatility of underlying shares based on historical volatility over five years	31,39%-32,00%	28.54%-29.11%	24.16%-24.51%
Expected life of options granted	3 and 5 years	3 and 5 years	3 and 5 years

48.	Other general administrative expenses

a)	Breakdown

The detail of Other general administrative expenses is as follows:

	Millions of euros
	2016	2015	2014
Property, fixtures and supplies	1,853	1,943	1,930
Technology and systems	1,095	1,188	979
Technical reports	768	810	606
Advertising	691	705	655
Communications	499	587	489
Taxes other than income tax	484	529	462
Surveillance and cash courier services	389	413	397
Per diems and travel expenses	232	278	287
Insurance premiums	69	74	64
Other administrative expenses	1,653	1,668	1,788

	7,733	8,195	7,657

b)	Technical reports and other

Technical reports includes the fees paid by the various Group companies (detailed in the accompanying Appendices) for the services provided by their respective auditors, the detail being as follows (PwC in 2016 and Deloitte in 2015 and 2014):

	Millions of euros
	2016	2015	2014
Audit fees	58.3	49.6	44.2
Audit-related fees	18.0	46.9	31.1
Tax fees	0.9	9.1	6.6
All other fees	3.6	12.6	8.0

Total	80.8	118.2	89.9

The Audit fees heading includes auditing fees for the individual and consolidated annual accounts, as the case may be, of the companies forming part of the Group, the 20-F integrated audit with the Securities and Exchange Commission (SEC) for those entities currently required to do so, the internal control audit (SOx) for those required entities, the audit of the consolidated financial statements as of June 30 and limited quarterly consolidated revisions for the Brazilian regulator as of March 31, June 30 and September 30 and the regulatory reports required by the auditor corresponding to the different locations of the Santander Group.

The main concepts included in Audit-related fees correspond to aspects such as the issuance of Comfort letters, due diligence services, or other revisions required by different regulations in relation to aspects such as, for example, Securitization or the Social Responsibility Report Corporate.

The services commissioned from the Group’s auditors meet the independence requirements stipulated by the Audit Law, the Securities and Exchange Commission (SEC) of the United States rules and the Public Accounting Oversight Board (PCAOB), and they did not involve the performance of any work that is incompatible with the audit function.

Lastly, the Group commissioned services from audit firms other than PwC amounting to EUR 127.9 million in 2016 (2015: EUR 117.4 million; 2014: EUR 97.3 million to other auditing firms other than Deloitte ).

c)	Number of offices

The number of offices at 31 December 2016 and 2015 is as follow:

Number of offices	Group
	31/12/16	31/12/15
Spain	2,911	3,467
Group	9,324	9,563

	12,235	13,030

49.	Gains or losses on non financial assets and investments, net

The detail of Gains/(losses) on disposal of assets not classified as non-current assets held for sale is as follows:

	Millions of euros
	2016	2015	2014
Gains:
Tangible and intangible assets (*)	131	104	216
Investments	30	104	3,026
Of which:
Santander Consumer USA	—	—	1,739
Altamira Asset Management (Note 3)	—	—	550
Insurance companies (CNP) (Note 3)	—	—	413

	161	208	3,242

Losses:
Tangible and intangible assets	(116)	(83)	(103)
Investments	(15)	(13)	(3)

	(131)	(96)	(106)

	30	112	3,136

(*)

Includes in 2014 mainly the gains recognised on the sale of corporate buildings in Mexico and Argentina (EUR 85 million) and the gains arising from the sales of branches (EUR 76 million) in various countries in which the Group operates.

50.	Gains or losses on non-current assets held for sale classified as discontinued operations

The detail of Gains/(losses) on non-current assets held for sale not classified as discontinued operations is as follows:

	Millions of euros
Net balance	2016	2015	2014
Tangible assets	(141)	(171)	(291)
Impairment (Note 12)	(212)	(222)	(339)
Gain (loss) on sale (Note 12)	71	51	48
Other gains and other losses	—	(2)	48

	(141)	(173)	(243)

51.	Other disclosures

a)	Residual maturity periods and average interest rates

The detail, by maturity, of the balances of certain items in the consolidated balance sheet is as follows:

	31 December 2016
	Millions of euros								Average interest rate
	On demand	Within 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total
Assets:
Cash, cash balances at Central Banks and other deposits on demand	76,454	—	—	—	—	—	—	76,454	0.98%
Financial assets available-for-sale	200	5,986	2,007	5,442	23,574	13,900	60,178	111,287
Debt instruments	200	5,986	2,007	5,442	23,574	13,900	60,178	111,287	4.33%
Loans and receivables	52,512	48,420	56,725	85,521	113,387	93,816	389,623	840,004
Debt instruments	248	1,628	708	2,246	2,125	1,918	4,364	13,237	6.31%
Loans and advances	52,264	46,792	56,017	83,275	111,262	91,898	385,259	826,767
Central banks	—	941	11,499	1,117	—	23	14,393	27,973	6.54%
Credits institutions	16,632	4,938	2,210	2,220	4,435	1,268	3,721	35,424	1.96%
Customers	35,632	40,913	42,308	79,938	106,827	90,607	367,145	763,370	5.79%
Held-to-maturity investments	—	—	—	123	2,075	342	11,928	14,468	1.70%

	129,166	54,406	58,732	91,086	139,036	108,058	461,729	1,042,213	5.12%

Liabilities:
Financial liabilities at amortised cost:	480,075	95,583	67,282	125,774	115,591	69,467	90,468	1,044,240
Deposits	471,494	79,446	42,583	86,006	69,775	34,505	7,837	791,646
Central banks	422	2,007	633	101	20,027	20,922	—	44,112	0.26%
Credit institutions	16,649	16,357	10,603	23,313	13,540	5,560	3,742	89,764	3.97%
Customer deposits	454,423	61,082	31,347	62,592	36,208	8,023	4,095	657,770	2.25%
Marketable debt securities (*)	642	12,861	14,225	39,465	43,985	34,520	80,380	226,078	3.68%
Other financial liabilities	7,939	3,276	10,474	303	1,831	442	2,251	26,516

	480,075	95,583	67,282	125,774	115,591	69,467	90,468	1,044,240	2.57%

Difference (assets less liabilities)	(350,909)	(41,177)	(8,550)	(34,688)	23,445	38,591	371,261	(2,027)

(*)	Includes promissory notes, certificates of deposit and other short-term debt issues.

The Group’s net borrowing position with the ECB was EUR 35 billion at 31 December 2016, mainly because in last period the Group borrowed funds under the ECB’s targeted longer-term refinancing operations (LTRO, TLTRO) programme. (See note 20).

	31 December 2015
	Millions of euros								Average interest rate
	On demand	Within 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total
Assets:
Cash, cash balances at Central Banks and other deposits on demand	77,751	—	—	—	—	—	—	77,751	0.79%
Financial assets available-for-sale	172	4,268	2,389	11,899	18,718	18,537	61,204	117,187
Debt instruments	172	4,268	2,389	11,899	18,718	18,537	61,204	117,187	3.87%
Loans and receivables	27,870	57,666	49,852	82,485	111,322	102,462	404,499	836,156
Debt instruments	15	1,383	1,083	1,143	1,764	1,241	4,278	10,907	5.40%
Loans and advances	27,855	56,283	48,769	81,342	109,558	101,221	400,221	825,249
Central banks	—	6,305	5,007	2,120	47	3,835	23	17,337	7.45%
Credits institutions	6,879	11,974	4,115	5,294	3,897	1,240	4,039	37,438	1.55%
Customers	20,976	38,004	39,647	73,928	105,614	96,146	396,159	770,474	5.99%
Held-to-maturity investments	—	—	—	—	2,013	140	2,202	4,355	2.39%

	105,793	61,934	52,241	94,384	132,053	121,139	467,905	1,035,449	5.22%

Liabilities:
Financial liabilities at amortised cost:	407,925	140,331	68,991	123,214	147,349	49,975	101,558	1,039,343
Deposits	403,579	122,234	47,277	88,263	88,808	14,462	31,056	795,679
Central banks	1,580	3,874	2,348	—	31,070	—	—	38,872	0.17%
Credit institutions	7,043	30,187	11,801	31,843	15,926	6,295	6,114	109,209	2.64%
Customer deposits	394,956	88,173	33,128	56,420	41,812	8,167	24,942	647,598	2.48%
Marketable debt securities (*)	134	13,142	14,900	34,303	57,880	34,998	67,430	222,787	3.70%
Other financial liabilities	4,212	4,955	6,814	648	661	515	3,072	20,877

	407,925	140,331	68,991	123,214	147,349	49,975	101,558	1,039,343	2.56%

Difference (assets less liabilities)	(302,132)	(78,397)	(16,750)	(28,830)	(15,296)	71,164	366,347	(3,894)

(*)	Includes promissory notes, certificates of deposit and other short-term debt issues.

	31 December 2014
	Millions of euros								Average interest rate
	On demand	Within 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total
Assets:
Cash, cash balances at Central Banks and other deposits on demand	69.853	—	—	—	—	—	—	69,853	1.35%
Financial assets available-for-sale	154	3,878	1,098	4,528	19,811	24,363	56,417	110,249
Debt instruments	154	3,878	1,098	4,528	19,811	24,363	56,417	110,249	4.62%
Loans and receivables	23,935	68,535	37,652	73,792	102,340	81,325	394,426	782,005
Debt instruments	14	1,422	1,180	947	858	554	2,535	7,510	3.66%
Loans and advances	23,921	67,113	36,472	72,845	101,482	80,771	391,891	774,495
Central banks	—	9,112	2,094	267	—	331	10	11,814	11.54%
Credits institutions	6,826	16,481	3,285	4,951	3,738	317	4,264	39,862	2.15%
Customers	17,095	41,520	31,093	67,627	97,744	80,123	387,617	722,819	6.37%
Held-to-maturity investments	—	—	—	—	—	—	—	—

	93,942	72,413	38,750	78,320	122,151	105,688	450,843	962,107	5.69%

Liabilities:
Financial liabilities at amortised cost:	363,411	121,398	84,114	123,250	129,047	51,280	88,552	961,052
Deposits	359,114	106,427	52,988	86,288	74,975	23,022	28,905	731,719
Central banks	4,614	2,703	1,179	500	—	8,294	—	17,290	0.24%
Credit institutions	7,392	24,597	23,238	19,155	18,599	6,074	6,339	105,394	3.16%
Customer deposits	347,108	79,127	28,571	66,633	56,376	8,654	22,566	609,035	2.50%
Marketable debt securities (*)	166	10,827	22,861	36,020	53,607	27,811	58,573	209,865	3.74%
Other financial liabilities	4,131	4,144	8,265	942	465	447	1,074	19,468

	363,411	121,398	84,114	123,250	129,047	51,280	88,552	961,052	2.81%

Difference (assets less liabilities)	(269,469)	(48,985)	(45,364)	(44,930)	(6,896)	54,408	362,291	1,055

(*)	Includes promissory notes, certificates of deposit and other short-term debt issues.

The detail of the undiscounted contractual maturities of the existing financial liabilities at amortised cost at 31 December 2016 is as follows:

	31 December 2016
	Millions of euros
	On demand	Within 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total
Financial liabilities at amortised cost:
Deposits	467,529	95,231	49,246	68,830	66,255	34,781	7,765	789,637
Central banks	422	2,006	633	101	20,021	20,916	—	44,099
Credit institutions	16,676	15,789	15,500	20,057	12,364	5,517	3,736	89,639
Customer	450,431	77,436	33,113	48,672	33,870	8,348	4,029	655,899
Marketable debt securities	623	13,582	12,705	38,119	42,201	34,022	78,094	219,346
Other financial liabilities	7,939	3,645	10,097	305	1,837	442	2,251	26,516

	476,091	112,458	72,048	107,254	110,293	69,245	88,110	1,035,499

	31 December 2015
	Millions of euros
	On demand	Within 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total
Financial liabilities at amortised cost:
Deposits	401,813	121,750	47,094	87,916	88,558	14,406	30,927	792,465
Central banks	1,579	3,872	2,347	—	31,053	—	—	38,851
Credit institutions	7,021	30,094	11,765	31,745	15,877	6,275	6,095	108,873
Customer	393,213	87,784	32,982	56,171	41,628	8,131	24,832	644,741
Marketable debt securities	130	12,806	14,511	33,375	56,340	33,975	65,299	216,435
Other financial liabilities	4,212	4,955	6,814	648	661	515	3,072	20,877

	406,155	139,511	68,419	121,939	145,559	48,896	99,298	1,029,777

	31 December 2014
	Millions of euros
	On demand	Within 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total
Financial liabilities at amortised cost:
Deposits	357,266	105,930	52,761	85,877	74,616	22,939	28,755	728,144
Central banks	4,608	2,699	1,177	499	—	8,283	—	17,266
Credit institutions	7,368	24,517	23,164	19,094	18,536	6,048	6,310	105,038
Customer	345,290	78,714	28,420	66,283	56,080	8,607	22,445	605,840
Marketable debt securities	155	10,503	22,181	34,943	51,832	26,718	56,456	202,788
Other financial liabilities	4,131	4,144	8,265	942	465	447	1,074	19,468

	361,552	120,577	83,207	121,762	126,913	50,104	86,285	950,400

Below is a breakdown of contractual maturities for the rest of financial assets and liabilities as of 31 December, 2016:

Millions of euros at 31 December 2016	Within 1 months	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total
FINANCIAL ASSETS
Financial assets held for trading	16,633	10,180	26,213	22,885	23,865	48,411	148,187

Derivatives	4,300	3,726	7,206	14,829	17,707	24,275	72,043
Equity instruments	—	—	—	—	—	14,497	14,497
Debt instruments	9,491	2,022	13,752	8,026	6,113	9,538	48,922
Loans and advances	2,842	4,452	5,255	30	45	101	12,725
Credits institutions	953	2,143	125	—	—	—	3,221
Customers	1,889	2,309	5,130	30	45	101	9,504

Financial assets designated at Fair Value through profit or loss	10,286	1,285	4,322	2,974	3,688	9,054	31,609

Equity instruments	—	—	—	—	—	546	546
Debt instruments	51	38	1,024	801	713	771	3,398
Loans and advances	10,235	1,247	3,298	2,173	2,975	7,737	27,665
Centrals Banks	—	—	—	—	—	—	—
Credits institutions	9,106	220	510	110	55	68	10,069
Customers	1,129	1,027	2,788	2,063	2,920	7,669	17,596

Financial Assets available for sale	—	—	—	—	—	5,487	5,487

Equity instruments	—	—	—	—	—	5,487	5,487

Hedging derivatives	340	309	728	1,798	2,263	4,939	10,377

Changes in the fair value of hedged items in portfolio hedges of interest rate risk	90	12	51	191	141	996	1,481

TOTAL FINANCIAL ASSETS	27,349	11,786	31,314	27,848	29,957	68,887	197,141

Millions of euros at 31 December 2016	Within 1 months	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total
FINANCIAL LIABILITIES
Financial liabilities held for trading	24,287	3,216	9,231	19,158	21,554	31,319	108,765

Derivatives	5,074	1,777	7,453	16,353	19,389	24,323	74,369
Shorts positions	9,611	264	1,750	2,611	1,827	6,942	23,005
Deposits	9,602	1,175	28	194	338	54	11,391
Centrals Banks	1,351	—	—	—	—	—	1,351
Credits institutions	44	—	—	—	—	—	44
Customers	8,207	1,175	28	194	338	54	9,996
Marketable debt securities	—	—	—	—	—	—	—
Other financial liabilities	—	—	—	—	—	—	—

Financial liabilities designated at fair value through profit or loss	29,152	4,816	1,488	615	608	3,584	40,263

Deposits	29,004	4,432	1,122	100	36	2,778	37,472
Centrals Banks	5,143	3,331	638	—	—	—	9,112
Credits institutions	3,934	485	387	75	—	134	5,015
Customers	19,927	616	97	25	36	2,644	23,345
Marketable debt securities	148	384	366	515	572	806	2,791
Other financial liabilities	—	—	—	—	—	—	—

Hedging derivatives	549	944	1,024	637	353	4,649	8,156

Changes in the fair value of hedged items in portfolio hedges of interest rate risk	—	—	29	—	61	358	448

TOTAL LIABILITIES ASSETS	53,988	8,976	11,772	20,410	22,576	39,910	157,632

Millions of euros at 31 December 2016	Within 1 months	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total
Memorandum items
Drawable by third parties	84,127	11,440	20,415	26,075	40,350	19,689	202,096
Financial Guarantees	3,100	1,077	4,871	4,810	1,801	1,585	17,244

MEMORANDUM ITEMS	87,227	12,517	25,286	30,885	42,151	21,274	219,340

In the Group’s experience, no outflows of cash or other financial assets take place prior to the contractual maturity date that might affect the information broken down above.

b)	Equivalent euro value of assets and liabilities

The detail of the main foreign currency balances in the consolidated balance sheet, based on the nature of the related items, is as follows:

	Equivalent value in millions of euros
	2016		2015		2014
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Cash, cash balances at Central Banks and other deposits on demand	60,423	—	65,886	—	63,534	—
Financial assets/liabilities held for trading	100,083	70,958	93,699	66,576	93,581	66,011
Other financial assets/liabilities at fair value through profit or loss	6,965	16,667	7,367	21,546	7,107	15,494
Financial assets/liabilities available-for-sale	68,370	—	68,012	—	65,031	—
Loans and receivables	571,829	—	569,013	—	523,596	—
Investments held-to-maturity	12,272	—	2,342	—	—	—
Investments	1,308	—	1,191	—	1,231	—
Tangible assets	16,957	—	15,005	—	12,479	—
Intangible assets	26,338	—	26,377	—	26,710	—
Financial liabilities at amortised cost	—	678,542	—	668,014	—	618,936
Liabilities under insurance contracts	—	61	—	1	—	—
Other	27,961	23,169	23,622	22,626	23,915	23,997

	892,506	789,397	872,514	778,763	817,184	724,438

c)	Fair value of financial assets and liabilities not measured at fair value

The financial assets owned by the Group are measured at fair value in the accompanying consolidated balance sheet, except for Cash, cash balances at Central Banks and other deposits on demand, loans and receivables, held-to-maturity investments, equity instruments whose market value cannot be estimated reliably and derivatives that have these instruments as their underlyings and are settled by delivery thereof.

Similarly, the Group’s financial liabilities—except for financial liabilities held for trading, those measured at fair value and derivatives other than those having as their underlying equity instruments whose market value cannot be estimated reliably- are measured at amortised cost in the accompanying consolidated balance sheet.

Following is a comparison of the carrying amounts of the Group’s financial instruments measured at other than fair value and their respective fair values at year-end:

i)	Financial assets measured at other than fair value

	Millions of euros
	2016					2015					2014
Assets	Carrying amount	Fair value	Level 1	Level 2	Level 3	Carrying amount	Fair value	Level 1	Level 2	Level 3	Carrying amount	Fair value	Level 1	Level 2	Level 3
Central Banks	27,973	27,964	—	27,964	—	17,337	17,528	—	17,528	—	11,814	11,814	—	11,814	—
Credit institutions	35,424	35,577	—	18,032	17,545	37,438	37,599	—	26,019	11,580	39,862	39,781	—	19,936	19,845
Customers	763,370	770,278	—	81,228	689,050	770,474	775,713	—	114,463	661,250	722,819	727,383	—	197,187	530,196
Debt instruments	27,705	27,417	11,529	11,678	4,210	15,262	15,071	4,310	9,333	1,428	7,510	7,441	—	6,065	1,376

	854,472	861,236	11,529	138,902	710,805	840,511	845,911	4,310	167,343	674,258	782,005	786,419	—	235,002	551,417

ii)	Financial liabilities measured at other than fair value

	Millions of euros
	2016					2015					2014
Liabilities	Carrying amount	Fair value	Level 1	Level 2	Level 3	Carrying amount	Fair value	Level 1	Level 2	Level 3	Carrying amount	Fair value	Level 1	Level 2	Level 3
Centrals banks	44,112	44,314	—	—	44,314	38,872	38,894	—	—	38,894	17,290	17,290	—	—	17,290
Credit institutions	89,764	90,271	—	90,271	—	109,209	109,480	—	109,480	—	105,394	105,808	—	105,808	—
Customers	657,770	657,587	—	—	657,587	647,598	646,927	—	11	646,916	609,035	608,419	—	80	608,339
Marketable debt securities	226,078	229,662	43,306	186,356	—	222,787	225,362	62,539	162,823	—	209,865	214,190	61,896	152,294	—
Other financial liabilities	26,516	26,096	—	—	26,096	20,877	21,178	—	—	21,178	19,468	19,428	—	—	19,428

	1,044,240	1,047,930	43,306	276,627	727,997	1,039,343	1,041,841	62,539	272,314	706,988	961,052	965,135	61,896	258,182	645,057

The main valuation methods and inputs used in the estimates at 31 December 2016 of the fair values of the financial assets and liabilities in the foregoing table were as follows:

•

Loans and receivables: the fair value was estimated using the present value method. The estimates were made considering factors such as the expected maturity of the portfolio, market interest rates, spreads on newly approved transactions or market spreads -when available-.

•	Held-to-maturity investments: the fair value was calculated based on market prices for these instruments.

•	Financial liabilities at amortised cost:

i)	The fair value of Deposits from central banks was taken to be their carrying amount since they are mainly short-term balances.

ii)	Deposits from credit institutions: the fair value was obtained by the present value method using market interest rates and spreads.

iii)

Customer deposits: the fair value was estimated using the present value method. The estimates were made considering factors such as the expected maturity of the transactions and the Group’s current cost of funding in similar transactions.

iv)

Marketable debt securities and Subordinated liabilities: the fair value was calculated based on market prices for these instruments -when available- or by the present value method using market interest rates and spreads.

The fair value of Cash, cash balances at Central Banks and other deposits on demand was taken to be their carrying amount since they are mainly short-term balances.

In addition, at 31 December 2016, 2015 and 2014, equity instruments amounting to EUR 1,349 million, EUR 1,790 million and EUR 1,646 million, respectively, (see note 2.d) and recognised as Financial assets available-for-sale were measured at cost in the consolidated balance sheet because it was not possible to estimate their fair value reliably, since they related to investments in entities not listed on organised markets and, consequently, the non-observable inputs were significant.

d)	Exposure of the Group to Europe’s peripheral countries

The detail at 31 December 2016, 2015 and 2014, by type of financial instrument, of the Group’s sovereign risk exposure to Europe’s peripheral countries and of the short positions held with them, taking into consideration the criteria established by the European Banking Authority (EBA)—explained in Note 54—is as follows:

	Sovereign risk by country of issuer/borrower at 31 December 2016 (*)
	Millions of euros
	Debt instruments					Loans and advances to customers (**)	Total net direct exposure	Derivatives (***)
	Financial assets held for trading and Financial assets designated at fair value through profit or loss	Short positions	Financial assets available- for-sale	Loans and receivables	Held-to- maturity investments			Other than CDSs	CDSs
Spain	8,943	(4,086)	23,415	1,516	1,978	14,127	45,893	(176)	—
Portugal	154	(212)	5,982	214	4	930	7,072	—	—
Italy	2,211	(758)	492	—	—	7	1,952	(2)	2
Greece	—	—	—	—	—	—	—	—	—
Ireland	—	—	—	—	—	—	—	—	—

(*)

Information prepared under EBA standards. Also, there are government debt securities on insurance companies’ balance sheets amounting to EUR 10,502 million (of which EUR 9,456 million, EUR 717 million and EUR 329 million relate to Spain, Portugal and Italy, respectively) and off-balance-sheet exposure other than derivatives—contingent liabilities and commitments—amounting to EUR 5,449 million (EUR 5,349 million, EUR 91 million and EUR 9 million to Spain, Portugal and Italy, respectively).

(**)	Presented without taking into account the Other comprehensive income recognised (EUR 27 million).
(***)

“Other than CDSs” refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

	Sovereign risk by country of issuer/borrower at 31 December 2015 (*)
	Millions of euros
	Debt instruments					Loans and advances to customers (**)	Total net direct exposure	Derivatives (***)
	Financial assets held for trading and Financial assets designated at fair value through profit or loss	Short positions	Financial assets available- for-sale	Loans and receivables	Held-to- maturity investments			Other than CDSs	CDSs
Spain	7,647	(2,446)	26,443	1,032	2,025	13,993	48,694	(217)	—
Portugal	278	(174)	7,916	916	—	1,071	10,007	—	1
Italy	3,980	(1,263)	—	—	—	—	2,717	(4)	4
Greece	—	—	—	—	—	—	—	—	—
Ireland	—	—	—	—	—	—	—	6	—

(*)

Information prepared under EBA standards. Also, there are government debt securities on insurance companies’ balance sheets amounting to EUR 11,273 million (of which EUR 9,892 million, EUR 605 million and EUR 776 million relate to Spain, Portugal and Italy, respectively) and off-balance-sheet exposure other than derivatives—contingent liabilities and commitments—amounting to EUR 3,134 million (EUR 3,045 million and EUR 89 million to Spain and Portugal, respectively).

(**)	Presented without taking into account the Other comprehensive income recognised (EUR 31 million).
(***)

“Other than CDSs” refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

	Sovereign risk by country of issuer/borrower at 31 December 2014 (*)
	Millions of euros
	Debt instruments				Loans and advances to customers (**)	Total net direct exposure	Derivatives (***)
	Financial assets held for trading and Financial assets designated at fair value through profit or loss	Short positions	Financial assets available-for- sale	Loans and receivables			Other than CDSs	CDSs
Spain	4,374	(2,558)	23,893	1,595	17,465	44,769	(60)	—
Portugal	163	(60)	7,811	—	590	8,504	—	—
Italy	3,448	(1,723)	—	—	—	1,725	—	—
Greece	—	—	—	—	—	—	—	—
Ireland	—	—	—	—	—	—	61	—

(*)

Information prepared under EBA standards. Also, there are government debt securities on insurance companies’ balance sheets amounting to EUR 8,420 million (of which EUR 7,414 million, EUR 691 million and EUR 315 million relate to Spain, Portugal and Italy, respectively) and Off-balance-sheet exposure other than derivatives—contingent liabilities and commitments—amounting to EUR 3,081 million (EUR 2,929 million, EUR 97 million and EUR 55 million to Spain, Portugal and Italy, respectively).

(**)	Presented without taking into account the Other comprehensive income recognised (EUR 45 million).
(***)

“Other than CDSs” refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

The detail of the Group’s other exposure to other counterparties (private sector, central banks and other public entities that are not considered to be sovereign risks) in the aforementioned countries at 31 December 2016, 2015 and 2014 is as follows:

	Exposure to other counterparties by country of issuer/borrower at 31 December 2016 (*)
	Millions of euros
	Balances with central banks	Reverse repurchase agreements	Debt instruments				Loans and advances to customers (Note 10)(*)	Total net direct exposure	Derivatives (***)
			Financial assets held for trading and Financial assets designated at fair value through profit or loss	Financial assets available- for-sale	Loans and receivables	Investments held-to- maturity			Other than CDSs	CDSs
Spain	9,640	8,550	1,223	4,663	711	—	147,246	172,033	2,977	(16)
Portugal	655	—	84	426	3,936	240	28,809	34,150	1,600	—
Italy	26	—	818	732	—	—	6,992	8,568	161	6
Greece	—	—	—	—	—	—	47	47	34	—
Ireland	—	—	45	396	77	—	985	1,503	690	—

(*)

Also, the Group has off-balance-sheet exposure other than derivatives—contingent liabilities and commitments—amounting to EUR 64,522 million, EUR 6,993 million, EUR 3,364 million, EUR 268 million and EUR 369 million to counterparties in Spain, Portugal, Italy, Greece and Ireland, respectively.

(**)	Presented excluding Other comprehensive income and impairment losses recognised (EUR 8,692 million).
(***)

“Other than CDSs” refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

	Exposure to other counterparties by country of issuer/borrower at 31 December 2015 (*)
	Millions of euros
	Balances with central banks	Reverse repurchase agreements	Debt instruments			Loans and advances to customers (Note 10) (*)	Total net direct exposure	Derivatives (***)
			Financial assets held for trading and Financial assets designated at fair value through profit or loss	Financial assets available-for- sale	Loans and receivables			Other than CDSs	CDSs

Spain	2,349	15,739	1,545	4,166	1,143	153,863	178,805	3,367	(42)
Portugal	2,938	—	159	992	2,999	29,928	37,016	1,729	—
Italy	5	—	167	813	—	6,713	7,698	35	5
Greece	—	—	—	—	—	44	44	32	—
Ireland	—	—	63	239	40	734	1,076	300	—

(*)

Also, the Group has off-balance-sheet exposure other than derivatives—contingent liabilities and commitments—amounting to EUR 64,159 million, EUR 6,374 million, EUR 3,746 million, EUR 17 million and EUR 387 million to counterparties in Spain, Portugal, Italy, Greece and Ireland, respectively.

(**)	Presented excluding Other comprehensive income and impairment losses recognised (EUR 11,641 million).
(***)

“Other than CDSs” refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

	Exposure to other counterparties by country of issuer/borrower at 31 December 2014 (*)
	Millions of euros
			Debt instruments			Loans and advances to customers (Note 10)(*)	Total net direct exposure	Derivatives (***)
	Balances with central banks	Reverse repurchase agreements	Financial assets held for trading and Financial assets designated at fair value through profit or loss	Financial assets available-for- sale	Loans and receivables			Other than CDSs	CDSs

Spain	1,513	17,701	3,467	5,803	1,176	154,906	184,567	3,521	(15)
Portugal	675	—	229	1,126	2,221	24,258	28,509	1,889	—
Italy	5	—	1,037	1,040	—	6,342	8,424	20	6
Greece	—	—	—	—	—	50	50	37	—
Ireland	—	—	161	133	111	538	943	299	—

(*)

Also, the Group has off-balance-sheet exposure other than derivatives—contingent liabilities and commitments—amounting to EUR 60,318 million, EUR 6,051 million, EUR 3,049 million, EUR 17 million and EUR 237 million to counterparties in Spain, Portugal, Italy, Greece and Ireland, respectively.

(**)	Presented excluding Other comprehensive income and impairment losses recognised (EUR 12,238 million).
(***)

“Other than CDSs” refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

Following is certain information on the notional amount of the CDSs at 31 December 2016, 2015 and 2014 detailed in the foregoing tables:

		31/12/16
		Millions of euros
		Notional amount			Fair value
		Bought	Sold	Net	Bought	Sold	Net
Spain	Sovereign	—	—	—	—	—	—
	Other	534	751	(217)	(3)	(13)	(16)
Portugal	Sovereign	28	290	(262)	1	(1)	—
	Other	—	6	(6)	—	—	—
Italy	Sovereign	78	503	(425)	—	2	2
	Other	317	362	(45)	(1)	7	6
Greece	Sovereign	—	—	—	—	—	—
	Other	—	—	—	—	—	—
Ireland	Sovereign	—	—	—	—	—	—
	Other	—	—	—	—	—	—

		31/12/15
		Millions of euros
		Notional amount			Fair value
		Bought	Sold	Net	Bought	Sold	Net
Spain	Sovereign	—	—	—	—	—	—
	Other	724	991	(267)	(3)	(39)	(42)
Portugal	Sovereign	28	187	(159)	—	1	1
	Other	71	77	(6)	—	—	—
Italy	Sovereign	183	448	(265)	(1)	5	4
	Other	553	618	(65)	3	2	5
Greece	Sovereign	—	—	—	—	—	—
	Other	—	—	—	—	—	—
Ireland	Sovereign	—	—	—	—	—	—
	Other	—	—	—	—	—	—

		31/12/14
		Millions of euros
		Notional amount			Fair value
		Bought	Sold	Net	Bought	Sold	Net
Spain	Sovereign	—	—	—	—	—	—
	Other	1,260	1,576	(316)	(11)	(4)	(15)
Portugal	Sovereign	210	239	(29)	1	(1)	—
	Other	149	162	(13)	—	—	—
Italy	Sovereign	401	318	83	(1)	1	—
	Other	668	735	(67)	2	4	6
Greece	Sovereign	—	—	—	—	—	—
	Other	—	—	—	—	—	—
Ireland	Sovereign	4	4	—	—	—	—
	Other	—	—	—	—	—	—

52.	Geographical and business segment reporting

Business segment reporting is a basic tool used for monitoring and managing the Group’s various activities.

a)	Geographical segments

This primary level of segmentation, which is based on the Group’s management structure, comprises five segments: four operating areas plus the corporate center. The operating areas, which include all the business activities carried on therein by the Group, are: Continental Europe, the United Kingdom, Latin America and the United States, based on the location of the Group’s assets.

The Continental Europe area encompasses all the business activities carried on in the region. The United Kingdom area includes the business activities carried on by the various Group units and branches with a presence in the UK. The Latin America area includes all the financial activities carried on by the Group through its banks and subsidiaries in the region. The United States area includes the holding company (SHUSA) and the businesses of Santander Bank, Santander Consumer USA, Banco Santander Puerto Rico, Banco Santander International’s specialised unit and the New York branch.

The corporate center segment includes the centralised management business relating to financial investments, financial management of the structural currency position, within the remit of the Group’s corporate asset and liability management committee, and management of liquidity and equity through issues.

The financial information of each reportable segment is prepared by aggregating the figures for the Group’s various business units. The basic information used for segment reporting comprises the accounting data of the legal units composing each segment and the data available in the management information systems. All segment financial statements have been prepared on a basis consistent with the accounting policies used by the Group.

Consequently, the sum of the various segment income statements is equal to the consolidated income statement. With regard to the balance sheet, due to the required segregation of the various business units (included in a single consolidated balance sheet), the amounts lent and borrowed between the units are shown as increases in the assets and liabilities of each business. These amounts relating to intra-Group liquidity are eliminated and are shown in the Intra-Group eliminations column in the table below in order to reconcile the amounts contributed by each business unit to the consolidated Group’s balance sheet.

There are no customers located in areas other than those in which the Group’s assets are located that generate income exceeding 10% of gross income.

The condensed balance sheets and income statements of the various geographical segments are as follows:

	Millions of euros
	2016
(Condensed) balance sheet	Continental Europe	United Kingdom	Latin America	United States	Corporate center	Intra-Group eliminations	Total
Total Assets	520,136	354,960	320,767	137,389	132,154	(126,281)	1,339,125

Loans and advances to customers	297,217	251,250	152,186	85,388	4,429	—	790,470
Financial assets held for trading	53,966	33,986	43,422	2,885	1,203	—	135,462
Financial assets available-for-sale	55,735	12,336	29,840	16,089	2,774	—	116,774
Central Banks and Credit institutions	58,085	15,305	48,612	1,090	172	(46,577)	76,687
Tangible and Intangible assets (*)	7,902	2,581	4,111	10,648	741	—	25,983
Other asset accounts	47,231	39,502	42,596	21,289	122,835	(79,704)	193,749

Total Liabilities and Equity	520,136	354,960	320,767	137,389	132,154	(126,281)	1,339,125

Customer deposits	269,935	212,113	143,746	64,459	858	—	691,111
Marketable debt securities	53,063	71,108	47,436	26,340	30,922	—	228,869
Liabilities under insurance contracts	651	—	1	—	—	—	652
Deposits from central banks and credit institutions	103,815	21,559	47,585	22,233	783	(46,577)	149,398
Other accounts (**)	61,488	34,068	57,475	9,896	15,230	—	178,157
Share capital, reserves, profit for the year and Other comprehensive income	31,184	16,112	24,524	14,461	84,361	(79,704)	90,938

Other Customer funds under management	65,834	8,564	81,034	3,828	—	—	159,260

Investment funds	46,229	8,446	74,554	701	—	—	129,930
Pension funds	11,298	—	—	—	—	—	11,298
Assets under management	8,307	118	6,480	3,127	—	—	18,032

Customer funds under management (***)	388,832	291,785	272,216	94,627	31,780	—	1,079,240

(*)	Including Tangible assets and Other intangible assets.
(**)	Including, in addition to liability items not broken down, the balances of Non-controlling interests.
(***)	Including Customer deposits, Marketable debt securities and Other customer funds under management.

The corporate center segment acts as the Group’s holding company. Therefore, it manages all equity (share capital and reserves of all the units) and determines the allocation thereof to each unit. The Group’s share capital and reserves are initially assigned to this segment, and is then allocated in accordance with corporate policies to the business units. This allocation is shown as an asset of the corporate center segment (included in Other asset accounts) and as a liability of each business unit (included in Share capital, reserves, profit for the year and Other comprehensive income). Therefore, the allocation is reflected in the balance sheet net of adjustments for intra-Group eliminations in order not to duplicate the balances and obtain the total consolidated balance sheet for the Group.

	Millions of euros
	2015
(Condensed) balance sheet	Continental Europe	United Kingdom	Latin America	United States	Corporate center	Intra-Group eliminations	Total
Total Assets	538,645	383,155	267,885	130,584	148,134	(128,143)	1,340,260

Loans and advances to customers	287,252	282,673	133,139	84,190	3,594	—	790,848
Financial assets held for trading (excluding loans and advances)	60,151	40,138	33,669	2,299	2,656	—	138,913
Financial assets available-for-sale	60,913	12,279	25,926	19,145	3,773	—	122,036
Centrals Banks and Credit institutions	76,111	14,083	35,523	1,045	6,748	(50,980)	82,530
Tangible and intangible assets (*)	11,798	3,025	3,522	9,156	289	—	27,790
Other asset accounts	42,420	30,957	36,106	14,749	131,074	(77,163)	178,143

Total Liabilities and Equity	538,645	383,155	267,885	130,584	148,134	(128,143)	1,340,260

Customer deposits	263,462	231,947	122,413	60,115	5,205	—	683,142
Marketable debt securities	51,103	74,260	39,526	23,905	37,366	—	226,160
Liabilities under insurance contracts	626	—	1	—	—	—	627
Deposits from central banks and credit institutions	132,688	23,610	42,395	26,170	1,490	(50,980)	175,373
Other accounts (**)	58,253	36,162	43,873	9,073	19,557	—	166,918
Share capital, reserves, profit for the year and valuation adjustments	32,513	17,176	19,677	11,321	84,516	(77,163)	88,040

Other Customer funds under management	64,433	9,703	59,065	7,540	—	—	140,741

Investment funds	44,393	9,564	54,426	645	—	—	109,028
Pension funds	11,376	—	—	—	—	—	11,376
Assets under management	8,664	139	4,639	6,895	—	—	20,337

Customer funds under management (***)	378,998	315,910	221,004	91,560	42,571	—	1,050,043

(*)	Including Tangible assets and Other intangible assets.
(**)	Including, in addition to liability items not broken down, the balances of Non-controlling interests.
(***)	Including Customer deposits, Marketable debt securities and Other customer funds under management.

	Millions of euros
	2014
(Condensed) balance sheet	Continental Europe	United Kingdom	Latin America	United States	Corporate center	Intra-Group eliminations	Total
Total assets	496,598	354,235	268,488	108,034	141,375	(102,434)	1,266,296

Loans and advances to customers	268,735	251,191	139,955	70,420	4,410	—	734,711
Financial assets held for trading (excluding loans and advances)	65,863	39,360	31,766	5,043	2,120	—	144,152
Financial assets available-for-sale	56,845	11,196	31,174	12,737	3,298	—	115,250
Loans and advances to credit institutions	66,602	14,093	22,104	3,460	2,433	(27,404)	81,288
Non-current assets (*)	11,796	2,700	3,912	6,905	796	—	26,109
Other asset accounts	26,757	35,695	39,577	9,469	128,318	(75,030)	164,786

Total liabilities and equity	496,598	354,235	268,488	108,034	141,375	(102,434)	1,266,296

Customer deposits	256,909	202,328	131,826	51,304	5,339	—	647,706
Marketable debt securities	54,840	74,957	38,363	16,796	28,739	—	213,695
Liabilities under insurance contracts	713	—	—	—	—	—	713
Deposits from central banks and credit institutions	90,305	26,720	35,978	17,760	12,257	(27,404)	155,616
Other accounts (**)	64,305	34,888	39,945	10,542	18,081	—	167,761
Share capital, reserves, profit for the year and other comprehensive income	29,526	15,342	22,376	11,632	76,959	(75,030)	80,805

Other customer funds under management	60,679	9,667	62,488	8,535	—	—	141,369

Investment funds	40,829	9,524	57,548	1,618	—	—	109,519
Pension funds	11,481	—	—	—	—	—	11,481
Assets under management	8,369	143	4,940	6,917	—	—	20,369

Customer funds under management (***)	372,428	286,952	232,677	76,635	34,078	—	1,002,770

(*)	Including Tangible assets and Other intangible assets.
(**)	Including, in addition to liability items not broken down, the balances of Non-controlling interests.
(***)	Including Customer deposits, Marketable debt securities and Other customer funds under management.

	Millions of euros
	2016
(Condensed) income statement	Continental Europe	United Kingdom	Latin America	United States	Corporate center	Total
NET INTEREST INCOME	8,161	4,405	13,345	5,917	(739)	31,089
Income from equity instruments	272	1	78	30	32	413
Share of results of entities accounted for using the equity method	168	16	309	2	(51)	444
Net fee and commission income (expense)	3,497	1,031	4,581	1,102	(31)	10,180
Other income(*)	818	319	806	22	136	2,101
Other operating income (expenses)	(110)	44	(355)	460	(34)	5
GROSS INCOME	12,806	5,816	18,764	7,533	(687)	44,232
Administrative expenses and depreciation	(6,781)	(2,967)	(7,692)	(3,197)	(464)	(21,101)
Provisions or reversal of provisions	(444)	(276)	(800)	(72)	(916)	(2,508)
Impairment losses on financial assets	(1,383)	(58)	(4,912)	(3,187)	(86)	(9,626)
PROFIT FROM OPERATIONS	4,198	2,515	5,360	1,077	(2,153)	10,997
Impairment losses on other assets	(36)	(64)	(42)	(35)	37	(140)
Other income and charges	(150)	1	59	(6)	7	(89)
PROFIT BEFORE TAX	4,012	2,452	5,377	1,036	(2,109)	10,768
Income tax	(1,083)	(736)	(1,363)	(355)	255	(3,282)
PROFIT FOR THE YEAR FROM CONTINUING OPERATIONS	2,929	1,716	4,014	681	(1,854)	7,486
Profit (Loss) from discontinued operations	—	—	—	—	—	—
CONSOLIDATED PROFIT FOR THE YEAR	2,929	1,716	4,014	681	(1,854)	7,486
Attributable to non-controlling interests	330	36	628	286	2	1,282
PROFIT ATTRIBUTABLE TO THE PARENT	2,599	1,680	3,386	395	(1,856)	6,204

(*)

Includes Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net, Gain or losses on financial assets and liabilities held for trading, net, Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net and exchanges differences, net.

(Condensed) income statement	Millions of euros
	2015						2014
	Continental Europe	United Kingdom	Latin America	United States	Corporate center	Total	Continental Europe	United Kingdom	Latin America	United States	Corporate center	Total

NET INTEREST INCOME	8,006	4,942	13,752	6,116	(4)	32,812	7,517	4,234	13,620	4,789	(613)	29,547
Income from equity instruments	277	1	57	48	72	455	286	1	88	29	31	435
Share of results of entities accounted for using the equity method	120	10	285	3	(43)	375	(25)	9	283	4	(28)	243
Net fee and commission income (expense)	3,417	1,091	4,452	1,086	(13)	10,033	3,500	1,028	4,372	830	(34)	9,696
Other income (*)	1,186	302	517	231	150	2,386	1,221	241	484	205	699	2,850
Other operating income (expenses)	(178)	37	(308)	316	(33)	(166)	5	28	(290)	122	(24)	(159)

GROSS INCOME	12,828	6,383	18,755	7,800	129	45,895	12,504	5,541	18,557	5,979	31	42,612
Administrative expenses and depreciation	(6,735)	(3,357)	(7,906)	(3,025)	(697)	(21,720)	(6,444)	(3,055)	(7,850)	(2,239)	(598)	(20,186)
Provisions or reversal of provisions	(352)	(351)	(831)	(164)	(1,408)	(3,106)	(205)	(184)	(946)	(21)	(1,653)	(3,009)
Impairment losses on financial assets	(2,083)	(107)	(5,108)	(3,103)	(251)	(10,652)	(2,975)	(332)	(5,145)	(2,233)	(25)	(10,710)

PROFIT FROM OPERATIONS	3,658	2,568	4,910	1,508	(2,227)	10,417	2,880	1,970	4,616	1,486	(2,245)	8,707
Impairment losses on other assets	(172)	(9)	20	—	(931)	(1,092)	(156)	—	16	(12)	(786)	(938)
Other income and charges	(120)	5	78	16	243	222	(238)	3	113	46	2,986	2,910

PROFIT BEFORE TAX	3,366	2,564	5,008	1,524	(2,915)	9,547	2,486	1,973	4,745	1,520	(45)	10,679
Income tax	(887)	(556)	(1,219)	(517)	966	(2,213)	(639)	(416)	(1,053)	(439)	(1,171)	(3,718)

PROFIT FOR THE YEAR FROM CONTINUING OPERATIONS	2,479	2,008	3,789	1,007	(1,949)	7,334	1,847	1,557	3,692	1,081	(1,216)	6,961
Profit (Loss) from discontinued operations	—	—	—	—	—	—	(26)	—	—	—	—	(26)

CONSOLIDATED PROFIT FOR THE YEAR	2,479	2,008	3,789	1,007	(1,949)	7,334	1,821	1,557	3,692	1,081	(1,216)	6,935
Attributable to non-controlling interests	261	37	596	329	145	1,368	174	1	790	219	(65)	1,119

PROFIT ATTRIBUTABLE TO THE PARENT	2,218	1,971	3,193	678	(2,094)	5,966	1,647	1,556	2,902	862	(1,151)	5,816

(*)

Includes Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net, Gain or losses on financial assets and liabilities held for trading, net, Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net and exchanges differences, net.

Following is the detail of revenue by the geographical segments used by the Group. For the purposes of the table below, revenue is deemed to be that recognised under Interest and similar income, Income from equity instruments, Fee and commission income, Other income (without considering exchange differences, net) and Other operating income in the consolidated income statements for 2016, 2015 and 2014.

	Revenue (Millions of euros)
	Revenue from external customers			Inter-segment revenue			Total revenue
	2016	2015	2014	2016	2015	2014	2016	2015	2014
Continental Europe	16,567	17,653	21,076	236	422	56	16,803	18,075	21,132
United Kingdom	9,626	10,970	9,077	390	416	1,204	10,016	11,386	10,281
Latin America	36,972	32,927	35,038	54	(776)	(441)	37,026	32,151	34,597
United States	9,322	9,364	7,791	281	157	30	9,603	9,521	7,821
Corporate center	1,672	982	280	4,507	6,643	7,323	6,179	7,625	7,603
Inter-segment revenue adjustments and eliminations	—	—	—	(5,468)	(6,862)	(8,172)	(5,468)	(6,862)	(8,172)

	74,159	71,896	73,262	—	—	—	74,159	71,896	73,262

b)	Business segments

At this secondary level of segment reporting, the Group is structured into commercial banking, Santander Global Corporate Banking and the segment relating to Real Estate Operations in Spain; the sum of these segments is equal to that of the primary geographical reportable segments. Total figures for the Group are obtained by adding to the business segments the data for the corporate center.

The commercial banking segment encompasses the entire customer banking business (including the consumer finance business), except for the Corporate Banking business, which is managed through Santander Global Corporate Banking. Also, this segment includes the gains or losses on the hedging positions taken in each country, within the remit of each of their asset-liability management committees. The Santander Global Corporate Banking segment reflects the returns on the global corporate banking business and the markets and investment banking business worldwide, including all the globally managed treasury departments (excluding the portion allocated to commercial banking customers) and the equities business. The Real Estate Operations in Spain include loans to customers engaging mainly in property development, for which a specialised management model is in place, Metrovacesa’s real estate assets and the assets of the former real estate fund (Santander Banif Inmobiliario), together with the Group’s ownership interest in SAREB and foreclosed assets.

The condensed income statements are as follows:

(Condensed) income statement	Millions of euros
	2016
	Commercial banking	Santander Global Corporate Banking	Real estate operations in Spain	Corporate center	Total
NET INTEREST INCOME	29,090	2,781	(43)	(739)	31,089
Income from equity instruments	131	250	—	32	413
Share of results of entities accounted for using the equity method	505	(7)	(3)	(51)	444
Net fee and commission income (expense)	8,745	1,465	1	(31)	10,180
Other income (*)	663	1,293	9	136	2,101
Other operating income (expenses)	(79)	43	75	(34)	5
GROSS INCOME	39,055	5,825	39	(687)	44,232
Administrative expenses and depreciation	(18,475)	(1,951)	(211)	(464)	(21,101)
Provisions or reversal of provisions	(1,547)	(40)	(5)	(916)	(2,508)
Impairment losses on financial assets	(8,713)	(660)	(167)	(86)	(9,626)
PROFIT FROM OPERATIONS	10,320	3,174	(344)	(2,153)	10,997
Net impairment losses on other assets	(97)	(59)	(21)	37	(140)
Other non-financial gains/(losses)	(22)	22	(96)	7	(89)
PROFIT BEFORE TAX	10,201	3,137	(461)	(2,109)	10,768
Income tax	(2,799)	(876)	138	255	(3,282)
PROFIT FOR THE YEAR FROM CONTINUING OPERATIONS	7,402	2,261	(323)	(1,854)	7,486
Profit (Loss) from discontinued operations	—	—	—	—	—
CONSOLIDATED PROFIT FOR THE YEAR	7,402	2,261	(323)	(1,854)	7,486
Attributable to non-controlling interests	1,105	172	3	2	1,282
PROFIT ATTRIBUTABLE TO THE PARENT	6,297	2,089	(326)	(1,856)	6,204

(*)

Includes Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net, Gain or losses on financial assets and liabilities held for trading, net, Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net and exchanges differences, net.

(Condensed) income statement	Millions of euros
	2015					2014
	Commercial banking	Santander Global Corporate Banking	Real estate operations in Spain	Corporate center	Total	Commercial banking	Santander Global Corporate Banking	Real estate operations in Spain	Corporate center	Total

NET INTEREST INCOME	30,027	2,830	(41)	(4)	32,812	27,699	2,481	(20)	(613)	29,547

Income from equity instruments	124	259	—	72	455	132	272	—	31	435
Share of results of entities accounted for using the equity method	434	(6)	(10)	(43)	375	341	(2)	(68)	(28)	243
Net fee and commission income (expense)	8,621	1,425	—	(13)	10,033	8,338	1,392	—	(34)	9,696
Other income (*)	1,346	739	151	150	2,386	1,394	749	8	699	2,850
Other operating income (expenses)	(194)	24	37	(33)	(166)	(215)	31	49	(24)	(159)

GROSS INCOME	40,358	5,271	137	129	45,895	37,689	4,923	(31)	31	42,612

Administrative expenses and depreciation	(18,730)	(2,058)	(235)	(697)	(21,720)	(17,519)	(1,840)	(229)	(598)	(20,186)
Provisions or reversal of provisions	(1,656)	(51)	9	(1,408)	(3,106)	(1,309)	(38)	(9)	(1,653)	(3,009)
Impairment losses on financial assets	(9,462)	(688)	(251)	(251)	(10,652)	(9,812)	(552)	(321)	(25)	(10,710)

PROFIT FROM OPERATIONS	10,510	2,474	(340)	(2,227)	10,417	9,049	2,493	(590)	(2,245)	8,707

Net impairment losses on other assets	2	(37)	(126)	(931)	(1,092)	(26)	(43)	(83)	(786)	(938)
Other non-financial gains/(losses)	117	4	(142)	243	222	158	(13)	(221)	2,986	2,910

PROFIT BEFORE TAX	10,629	2,441	(608)	(2,915)	9,547	9,181	2,437	(894)	(45)	10,679

Income tax	(2,663)	(695)	179	966	(2,213)	(2,128)	(667)	248	(1,171)	(3,718)

PROFIT FOR THE YEAR FROM CONTINUING OPERATIONS	7,966	1,746	(429)	(1,949)	7,334	7,053	1,770	(646)	(1,216)	6,961

Profit (Loss) from discontinued operations	—	—	—	—	—	(26)	—	—	—	(26)

CONSOLIDATED PROFIT FOR THE YEAR	7,966	1,746	(429)	(1,949)	7,334	7,027	1,770	(646)	(1,216)	6,935

Attributable to non-controlling interests	1,112	120	(9)	145	1,368	1,033	145	6	(65)	1,119

PROFIT ATTRIBUTABLE TO THE PARENT	6,854	1,626	(420)	(2,094)	5,966	5,994	1,625	(652)	(1,151)	5,816

(*)

Includes Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net, Gain or losses on financial assets and liabilities held for trading, net, Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net and exchanges differences, net.

53.	Related parties

The parties related to the Group are deemed to include, in addition to its subsidiaries, associates and joint ventures, the Bank’s key management personnel (the members of its Board of Directors and the executive vice presidents, together with their close family members) and the entities over which the key management personnel may exercise significant influence or control.

Following is a detail of the ordinary business transactions performed by the Group with its related parties, distinguishing between associates and joint ventures, members of the Bank’s Board of Directors, the Bank’s executive vice presidents, and other related parties. Related-party transactions were made on terms equivalent to those that prevail in arm’s-length transactions or, when this was not the case, the related compensation in kind was recognise.

	Millions of euros
	2016				2015				2014
	Associates and joint ventures	Members of the Board of Directors	Executive vicepresidents	Other related parties	Associates and joint ventures	Members of the Board of Directors	Executive vicepresidents	Other related parties	Associates and joint ventures	Members of the Board of Directors	Executive vicepresidents	Other related parties
Assets:	5,884	—	22	307	6,542	—	28	573	6,885	5	25	1,276
Loans and advances: Credit institutions	223	—	—	—	8	—	—	—	5	—	—	—
Loans and advances: Customers	5,209	—	22	286	5,997	—	28	293	6,202	5	25	284
Debt instruments	452	—	—	21	537	—	—	280	678	—	—	992

Liabilities:	824	27	10	124	1,122	25	16	103	1,034	9	20	315
Financial liabilities: Credit institutions	155	—	—	—	501	—	—	—	337	—	—	—
Financial liabilities:Customers	669	27	10	124	620	25	16	103	696	9	20	315
Marketable debt securities	—	—	—	—	1	—	—	—	1	—	—	—

Income statement:	609	—	—	13	802	—	—	24	656	—	—	11
Interest income	67	—	—	10	98	—	—	17	89	—	—	6
Interest expense	(15)	—	—	(1)	(15)	—	—	—	(18)	—	—	(2)
Gains/losses on financial assets and liabilities and others	15	—	—	—	73	—	—	—	35	—	—	2
Commission income	561	—	—	4	664	—	—	8	572	—	—	5
Commission expense	(19)	—	—	—	(18)	—	—	(1)	(22)	—	—	—

Other:	4,146	1	3	846	4,123	2	4	2,682	4,270	2	3	3,720
Contingent liabilities and others	19	—	—	139	46	—	—	191	43	—	—	265
Contingent commitments	17	1	3	417	95	2	4	132	59	2	3	77
Derivative financial instruments	4,110	—	—	290	3,982	—	—	2,359	4,168	—	—	3,378

In addition to the detail provided above, there were insurance contracts linked to pensions amounting to EUR 269 million at 31 December 2016 (31 December 2015: EUR 299 million; 31 December 2014: EUR 345 million).

54.	Risk management

a)	Cornerstones of the risk function

The Group has calculated that the risk function should be based on the following cornerstones, which are in line with the Group’s strategy and business model and take into account the recommendations of the supervisory and regulatory bodies and the best market practices:

•

The business strategy is defined by the risk appetite. The Group’s board calculates the amount and type of risk that it considers reasonable to assume in implementing its business strategy and its deployment in objective verifiable limits that are consistent with the risk appetite for each significant activity.

•

All risks must be managed by the units that generate then using advanced models and tools and integrated in the various businesses. The Group is fostering advanced risk management, using innovative models and metrics together with a control, reporting and escalation framework to ensure that risks are identified and managed from different perspectives.

•	A forward-looking vision of all types of risks should be included in the risk identification, assessment and management processes.

•	The independence of the risk function encompasses all risks and appropriately separates the risk generating units from those responsible for risk control.

•	The best processes and infrastructure must be used for risk management.

•	A risk culture integrated throughout the organisation, consisting of a series of attitudes, values, skills and guidelines for action vis-à-vis all risks.

b)	Risk control and control model—Advanced Risk Management (ARM)

The Group’s risk management model ensures that it has in place a control environment that ensures the risk profile is maintained within the levels set in the risk appetite and other limits.

The main elements that ensure effective control are:

1.	Robust governance, with a clear committee structure that separates decision making, on one side, from risk control, on the other, all encompassed and developed within a solid risk culture.

2.

A set of key, inter-related processes in the planning of the Group’s strategy (budget processes, risk appetite, regular assessment of liquidity and capital adequacy, and recovery and resolution plans).

3.	Aggregated supervision and consolidation of all risks.

4.	Regulatory and supervisory requirements are incorporated into day-to-day risk management.

5.	Independent assessment by internal audit.

6.	Decision making based on appropriate management of information and technological infrastructure

To ensure progress towards advanced risk management, the Group launched an Advanced Risk Management (ARM) programme in 2014. This provides the basis for the best model for comprehensive risk management in the industry. This programme was completed in 2016. The advanced risk management model is now a reality in the Group.

The Group advanced risk management model enable it to do more business, and do it better. It provides it with a more robust control framework, enabling it to achieve a greater management capacity, developing talent and enhancing the autonomy for Group’s units.

Continuing this work, in 2016 we continued to evolve towards a more consistent and granular version of the risk appetite

The independence of the risks function and the control environment have been enhanced through the risks governance model, ensuring separation of control and risk decisions at all levels.

The instruments that help ensure that all the risks arising from the Group’s business activity are properly managed and controlled are described below.

1.	Risk map

The risk map covers the main risk categories in which the Group has its most significant current and/or potential exposures, thus facilitating the identification thereof.

The risk map includes the following:

•	Financial risks

•	Credit risk: risk that might arise from the failure to meet agreed-upon contractual obligations in financial transactions.

•	Market risk: that which is incurred as a result of the possibility of changes in market factors affecting the value of positions in the trading portfolios.

•	Liquidity risk: risk of non-compliance with payment obligations on time or of complying with them at an excessive cost.

•

Structural and capital risks: risk caused by the management of the various balance sheet items, including those relating to the adequacy of capital and those arising from the insurance and pensions businesses.

•	Non-financial risks

•	Operational risk: the risk of incurring losses due to the inadequacy or failure of processes, staff and internal systems or due to external events.

•	Conduct risk: the risk caused by inappropriate practices in the Group’s dealings with its customers, and the treatment and products offered to each particular customer and the adequacy thereof.

•	Compliance and legal risk: risk arising from non-compliance with the legal framework, internal rules or the requirements of regulators and supervisors.

•	Transversal risks

•	Model risk: includes losses arising from decisions based mainly on the results of models, due to errors in the design, application or use of the aforementioned models.

•	Reputational risk: risk of damage in the perception of the Group by public opinion, its customers, investors or any other interested party.

•

Strategic risk: the risk that results diverge significantly from the Group’s strategy or business plan due to changes in general business conditions and risks associated with strategic decisions. This includes the risk of poor implementation of decisions or lack of capacity to respond to changes in the business environment.

2.	Risk governance

The governance of the risk function should safeguard adequate and efficient decision making and effective risk control, and ensure that they are managed in accordance with the risk appetite defined by the Group’s senior management and its units, as applicable.

For this purpose, the following principles are established

•	Segregation between risk decisions and control.

•	Stepping up the responsibility of risk generating functions in the decision making process.

•	Ensuring that all risks decisions have a formal approval process.

•	Ensuring an aggregate overview of all risk types

•	Bolstering risk control committees.

•	Maintaining a simple committee structure

2.1.	Lines of defence

The Group follows a risk management and control model based on three lines of defence.

The business functions or activities that take or generate risk exposure comprise the first line of defence against it. The assumption or generation of risks in the first line of defence must comply with the defined risk appetite and limits. In order to perform its function, the first line of defence must have available the means to identify, measure, handle and report the risks assumed.

The second line of defence comprises the risk control and oversight function and the compliance function. This second line seeks to ensure effective control of risks and guarantees that risks are managed in accordance with the defined risk appetite level.

Internal audit, as the third line of defence and in its role as the last control layer, performs regular assessments to ensure that the policies, methods and procedures are appropriate and checks their effective implementation.

The risk control function, the compliance function and the internal audit function are sufficiently separate and independent of each other and of the other functions that they control or supervise for the performance of their duties, and they have access to the Board of Directors and/or its committees, through their presiding officers.

2.2.	Risk committee structure

Responsibility for the control and management of risk and, in particular, for the setting of the Group’s risk appetite, rests ultimately with the Board of Directors, which has the powers delegated to the various committees. The board is supported by the risk, regulation and compliance oversight committee and the independent risk control and supervision committee. In addition, the Group’s executive committee pays particular attention to the management of the Group’s risks.

The following bodies constitute the top level risk governance bodies:

Independent control bodies

Risk, regulation and compliance oversight committee:

This committee’s mission is to assist the board in the oversight and control of risk, the definition of the Group’s risk policies, relationships with supervisory bodies and matters of regulation and compliance, sustainability and corporate governance.

It is composed of external or non-executive directors, with a majority of independent directors, and is chaired by an independent director.

Risk control committee (CCR):

This collective body is responsible for the effective control of risks, ensuring that risks are managed in accordance with the risk appetite level approved by the board, while taking into account at all times an overall view of all the risks included in the general risk framework. This means the identification and monitoring of current and emerging risks and their impact on the Group’s risk profile.

This committee is chaired by the Group Chief Risk Officer (GCRO) and is composed of executives of the entity. At least, the risk function, which holds the chairmanship, and the compliance, financial, controller’s unit and risk control functions, inter alia, are represented The CROs of local entities participate periodically in order to report, inter alia, on the various entities’ risk profiles.

The risk control committee reports to the risk, regulation and compliance oversight committee and assists it in its function of supporting the board.

Decision-making bodies

Executive risk committee (CER):

This collective body is responsible for risk management pursuant to the powers delegated by the Board of Directors and, in its sphere of action and decision-making, oversees all risks.

It participates in decision-making on the assumption of risks at the highest level, guarantees that these are within the limits set in the Group’s risk appetite and reports on its activities to the board or its committees when so required.

This committee is chaired by an executive deputy chairman of the board, comprises the CEO, executive directors and other executives of the entity, and the risk, financial, and compliance functions, inter alia, are represented. The Group CRO has the right of veto over this committee’s decisions.

2.3.	Organisational risk function structure

The Group Chief Risk (GCRO) is the head of the Group’s risk function and reports to an executive deputy chairman of the Bank who is a member of the Board of Directors and chairman of the executive risk committee.

The GCRO, whose duties include advising and challenging the executive line, also reports separately to the risk, regulation and compliance oversight committee and to the board.

In 2016, the GCRO fostered the consolidation of advanced risk management based on a comprehensive, forward-looking vision of all risks, intensive use of models, and a robust control environment and risk culture in the Group, whilst complying with all regulatory and supervisory requirements.

The risk management and control model is structured on the following pillars:

•

Coordination of the relationship between the local units and the Corporation, assessing the effective deployment of the risk management and control model in each unit, and ensuring these are aligned to achieve strategic risk targets.

•

Enterprise Risk Management (ERM) provides consolidated oversight of all risks to senior management and the Group’s governance bodies, and the development of the risk appetite and the risk identification and assessment exercise.

•	Control of financial, non-financial and transversal risks, verifying that risk management and exposure are as set by senior management, by risk type.

•	Transversal development of internal regulations, methodologies, scenario analyses, stress tests and data infrastructure, and robust risk governance.

2.4.	The Group’s relationship with subsidiaries regarding risk management

Alignment of units with the corporate centre

The risk management and control model, at all Group units, has a common set of basic principles, achieved by means of corporate frameworks. These emanate from the Group itself and the subsidiaries adhere to them through their respective governing bodies, thus configuring the relationships between the subsidiaries and the Group, including its participation in the making of important decisions by validating them.

Beyond these principles and fundamentals, each unit adapts its risk management to its local reality, pursuant to the corporate frameworks and reference documents furnished by corporate headquarters, which makes it possible to identify a risk management model at the Group.

Committee structure

The Group-Subsidiaries Governance Model and good governance practices for subsidiaries recommends that each subsidiary should have bylaw-mandated risk committees and other executive risk committees, in line with best corporate governance practices, consistently with those already in place in the Group.

The governance bodies of subsidiary entities are structured in accordance with local regulatory and legal requirements and the dimension and complexity of each subsidiary, being consistent with those of the parent company, as established in the internal governance framework, thereby facilitating communication, reporting and effective control.

Given its capacity for comprehensive (enterprise wide) and aggregated oversight of all risks, the Corporation exercises a validation and questioning role with regard to the operations and management policies of the subsidiaries, insofar as they affect the Group’s risk profile.

3.	Management processes and tools

3.1.	Risk appetite and limits structure

Risk appetite is defined at the Group as the amount and type of risk that it considers reasonable to assume in implementing its business strategy, in order to ensure that it can continue to operate normally if unexpected events occur.

To this end, severe scenarios are taken into account, which might have an adverse impact on its levels of capital or liquidity, its profits and/or its share price.

The Board of Directors is the body responsible for establishing and annually updating the Group’s risk appetite, for monitoring its actual risk profile and for ensuring consistency between the two.

The risk appetite is determined both for the Group as a whole and for each of the main business units using a corporate methodology adapted to the circumstances of each unit/market. At local level, the Boards of Directors of the related subsidiaries are responsible for approving the respective risk appetite proposals once they have been validated by the Group.

Banking business model and fundamentals of the risk appetite

The definition and establishment of the Group’s risk appetite is consistent with its risk culture and its banking business model from the risk perspective. The main features defining the business model, which form the basis of the risk appetite at the Group, are as follows:

•

A predictable general medium-low risk profile based on a diversified business model focusing on retail banking with a diversified international presence and significant market shares, and a wholesale banking model which prioritises the relationship with the customer base in the Group’s principal markets.

•	A stable, recurring earnings generation and shareholder remuneration policy based on a strong capital and liquidity base and a strategy to effectively diversify sources and maturities.

•

A corporate structure based on autonomous subsidiaries that are self-sufficient in capital and liquidity terms, minimising the use of non-operating or purely instrumental companies, and ensuring that no subsidiary has a risk profile that might jeopardise the Group’s solvency.

•	An independent risk function with highly active involvement of senior management to guarantee a strong risk culture focused on protecting and ensuring an adequate return on capital.

•

To maintain a management model that ensures that all risks are viewed in a global interrelated way through a robust corporate risk control and monitoring environment with global responsibilities: all risks, all businesses, and all geographical areas.

•	A business model that focuses on the products with respect to which the Group considers that it has sufficient knowledge and management capacity (systems, processes and resources).

•	The conduct of the Group’s business activity on the basis of a behaviour model that safeguards the interests of its customers and shareholders.

•

The availability of sufficient and adequate human resources, systems and tools to enable the Group to maintain a risk profile compatible with the established risk appetite, at both global and local level.

•

The application of a remuneration policy containing the incentives required to ensure that the individual interests of employees and executives are in line with the corporate risk appetite framework and that the incentives are consistent with the Group’s long-term earnings performance.

Corporate risk appetite principles

The Group’s risk appetite is governed by the following principles at all the entities:

•

Responsibility of the board and of senior executives. The Board of Directors is the body ultimately responsible for establishing the risk appetite and its supporting regulations, as well as for overseeing compliance therewith.

•

Enterprise Wide Risk, backtesting and challenging of the risk profile. The risk appetite must consider all significant risks to which the Bank is exposed, facilitating an aggregate vision of the risk profile through the use of quantitative metrics and qualitative indicators.

•

Forward-looking view. The risk appetite must consider the desirable risk profile for the current moment as well as in the medium term, taking into account both the most probable circumstances as well as stress scenarios.

•	Alignment with strategic and business plans and integration into management (3 year plan, annual budget, ICAAP, ILAAP crisis and recovery plans)

•	Coherence in the risk appetite of the various units and common risk language throughout the organisation.

•	Regular review, continuous backtesting and adapting to the best practices and regulatory requirements.

Limits, monitoring and control structure

The risk appetite exercise is performed annually and includes a series of metrics and limits on the aforementioned metrics that express in quantitative and qualitative terms the maximum risk exposure that each Group entity and the Group as a whole are willing to assume.

Compliance with risk appetite limits is subject to ongoing monitoring. The specialised control functions report at least quarterly to the board and its specialised risk committee on the compliance of the risk profile with the authorized risk appetite.

The linking of the risk appetite limits with the limits used in the management of the business units and of the portfolios is a key element for ensuring that the use of the risk appetite as a risk management tool is effective.

Pillars of the risk appetite

The risk appetite is expressed through limits on quantitative metrics and qualitative indicators that measure the Group’s exposure or risk profile by type of risk, portfolio, segment and business line, in both current and stressed conditions. The aforementioned risk appetite metrics and limits are structured around five main pillars that define the position that the Group’s senior management wishes to adopt or maintain in developing its business model:

•	The volatility in the income statement that the Group is willing to assume.

•	The solvency position the Group wishes to maintain.

•	The minimum liquidity position the Group wishes to have.

•	The maximum concentration levels that the Group considers it reasonable to assume.

•	Non financial and transversal risks.

3.2.	Risk identification and assessment (RIA)

The Group is continuously evolving its identification and assessment of different types of risks. It involves different lines of defence in the execution of these to foster advanced and proactive risk management. It also sets itself management standards that not only meet regulatory requirements but also reflect best practice in the market. The RIA is a mechanism for disseminating the risk culture and involving the business lines of the units in its management.

In addition to identifying and assessing the Group’s risk profile by risk factor and unit, RIA analyses the evolution of risks and identifies areas for improvement in each of the blocks of which it is composed:

•	Risk performance, enabling understanding of residual risk by risk factor through a set of metrics calibrated using international standards.

•	Assessment of the control environment, measuring the implementation of a target management model, pursuant to advanced standards.

•

Forward-looking analysis of the unit, based on stress metrics and/or identification and/or assessment of the main threats to the strategic plan (Top Risks), putting in place and monitoring specific action plans to mitigate potential impacts.

The RIA initiative is being increasingly integrated into risk management, developing each of the methodological blocks independently, and increasing their application to the Group’s risks, pursuant to the risk mapRisk identification and assessment is one of the initiatives that form part of the ARM (Advanced Risk Management) programme the purpose of which is the advanced management of risks to enable Santander to continue to be a sound sustainable bank over the long term.

Significant progress has been made in the uses of this exercise: the risk profile is being used as a strategic metric in the local and Group risk appetite; it has been included in the generation of strategic plans and analysis of potential threats; analysis of the internal vision of the risk profile and contrast with the perception of external agents; risks identified in the RIA are being used as inputs in the generation of idiosyncratic scenarios in capital, liquidity, and recovery and resolution plans; it includes the diversification effect of the Group’s business model, and internal audit planning now considers exploitation of the risk control environment.

The RIA has become a major risk management tool. Through the implementation of a demanding control environment and monitoring of the weaknesses detected, it enables the Group to undertake more and better business in the markets in which it operates, without putting at risk its income statement or its strategic objectives, whilst reducing the volatility of its earnings:

The RIA methodology is being consolidated, improved and simplified as part of the Group’s continuous improvement and review process. It has been extended to all of the Group’s risks and units, and is being more closely integrated into day-to-day risk management. One of its priorities is to order and manage the various risk assessments in the Group in general, and the Risk division in particular, establishing a benchmark assessment model that ensures the robustness and consistency of the assessments carried out, whilst governing the various exercises carried out in different management areas.

3.3.	Scenario analysis

The Group conducts advanced risk management through the analysis of the impact that various scenarios in the environment in which the Group operates might cause. These scenarios are expressed in terms of both macroeconomic variables and other variables that affect management.

Scenario analysis is a very useful tool for senior management since it allows them to test the Bank’s resistance to stressed environments or scenarios and to implement packages of measures to reduce the Bank’s risk profile vis-à-vis such scenarios.

The robustness and consistency of the scenario analysis exercises are based on the following pillars:

•

Developing and integrating mathematical models that estimate the future evolution of metrics (for example, credit losses), based on both historic information (internal to the Bank and external from the market), as well as simulation models.

•	Including the expert judgement and know-how of portfolios, questioning and back testing the result of the models.

•	The back testing of the results of the models against the observed data, ensuring that the results are adequate.

•	The governance of the whole process, covering the models, scenarios, assumptions and rationale for the results, and their impact on management

The application of these pillars of the EBA (European Banking Authority) stress test executed and reported in 2016 has enabled Santander to satisfactorily meet the requirements set down—both quantitative and qualitative—and to contribute to the excellent results obtained by the Bank, particularly with regard to its peers

The main uses of scenario analysis are as follows:

•	Regulatory uses: in which stress tests of scenarios are performed under guidelines set by the European regulator or by each of the various national regulators that supervise the Group.

•

Internal capital (ICAAP) or liquidity adequacy assessment processes (ILAAP) in which, although the regulator can impose certain requirements, the Group develops its own methodology to assess its capital and liquidity levels vis-à-vis various stress scenarios. These tools enable capital and liquidity management to be planned.

•	Risk appetite: this contains stressed metrics on which maximum loss levels (or minimum liquidity levels) are established that the Bank does not wish to exceed.

•

Daily risk management: scenario analysis is used in budgetary and strategic planning processes, in the generation of commercial risk approval policies, in senior management’s overall analysis of risk or in specific analyses of the profiles of activities or portfolios.

3.4.	Living wills (recovery & resolution plans)

In 2016, the Bank prepared the seventh version of its corporate recovery plan, the most important part of which envisages the measures available to emerge on its own from a very severe crisis. This plan has been prepared in accordance with applicable European Union regulations.

The plan also considers the non-binding recommendations made in this area by international bodies such as the Financial Stability Board (FSB).

As with the previous versions from 2010 to 2015, the Group presented the plan to the relevant authorities (for the second time, to the European Central Bank (ECB) in September, unlike previous years when it was only submitted to the Bank of Spain) for it to be assessed in the fourth quarter of 2016.

The plan comprise the corporate plan (covering Banco Santander) and the individual plans for the main local units (UK, Brazil, Mexico, US, Germany, Argentina, Chile, Poland and Portugal),

The Group’s senior management keeps itself fully involved in the preparation and periodic monitoring of the content of the living wills by holding specific committee meetings of a technical nature, as well as for monitoring at institutional level, and this ensures that the content and structure of the documents are adapted to local and international crisis management legislation, which has been in continuous development in recent years.

The Board of Directors is responsible for approving the corporate plan, without prejudice to the content and important data therein being previously presented and discussed by the Bank’s main management and control committees. In turn, the individual living wills are approved by local bodies, always in coordination with the Group since they must form part of the corporate plan.

As regards resolution plans, the competent authorities forming part of the Crisis Management Group (CMG) have decided on a common approach to the Group’s resolution strategy which, given Santander’s legal and business structure, is the multiple point of entry (MPE) strategy; also, they have signed the corresponding cooperation agreement (COAG) and developed the initial resolution plans. In particular, the 2016 corporate resolution plan was analysed in a meeting of the CMG held on 7 November 2016.

During 2016, the Special Situation Management Framework was formally approved and implemented, both in the corporation and in the main geographies of the Group, which, together with the documents that develop it:

i) establishes common principles for the identification, scaling and management of events that could involve a serious risk for Santander or any of its entities and, if it occurs, affect its robustness, reputation, development of its activity, liquidity, solvency and, even to its present or future viability,

ii) defines the basic roles and responsibilities in this area and identifies the necessary planning elements and key processes and

iii) establishes the essential elements of its governance, ensuring, in any case, coordinated action between the Group entities and, where necessary, the participation of the Corporation, as the parent entity of Santander Group.

The aforementioned framework has a holistic nature, resulting from application to those special events or situations of any kind (eg financial and non-financial, systemic or idiosyncratic and slow or rapid evolution) in which there is a situation of exceptionality , Other than that expected or that should derive from the ordinary management of the business, and which may jeopardize the development of its business or lead to a serious deterioration in the financial situation of the entity or the Group as it entails a significant loss of appetite Risk and defined limits.

3.5.	Risk Data Aggregation & Risk Reporting Framework (RDA/RRF)

In recent years the Group has developed and implemented structural and operational improvements in order to reinforce and consolidate its integral view of risk based on complete, accurate and recurring information, thus enabling senior management of the Group to assess risk and take decisions accordingly.

Once the objectives of the Risk Data Aggregation (RDA) project had been achieved at the end of 2015, in 2016 work continued to consolidate the comprehensive data and information management model, and its transposition to the countries where the Group operates.

Risks reports contain an appropriate balance between data, analysis and qualitative comments, include forward-looking measures, risk appetite data, limits and emerging risks, and are distributed in due time and form to senior management.

The Group has a common risk reporting taxonomy covering the significant areas of risk within the organisation, in keeping with the Group’s size, risk profile and activity.

c)	Credit risk

1.	Introduction to the treatment of credit risk

Credit risk is the possibility of loss stemming from the total or partial failure of our customers or counterparties to meet their financial obligations to the Group.

In credit risk management terms, segmentation is based on the distinction between three types of customers:

•

The individuals segment includes all physical persons, except those with a business activity. This segment is, in turn, divided into sub-segments by income levels, which enables risk management adjusted to the type of customer.

•

The SMEs, companies and institutions segment includes companies and physical persons with business activity. It also includes public sector activities in general and non-profit making private sector entities.

•

The Santander Global Corporate Banking (SGCB) segment consists of corporate customers, financial institutions and sovereigns, comprising a closed list that is revised annually. This list is determined on the basis of a full analysis of the company (business, countries of operation, product types, volume of revenues it represents for the bank, length of relation with the customer, etc).

The Group has a mainly retail profile, with 85% of its total risk exposure being generated by its commercial banking business.

2.	Main aggregates and variations

Following are the main aggregates relating to credit risk arising on customer business:

Main credit risk aggregates arising on customer business

(Management information data)

Millions of euros	Credit risk with customers[2] (millions of euros)		Non-performing rate (%)		Coverage rate (%)
	2016	2015	2016	2015	2016	2015
Contienental Europe	331,706	321,395	5.92	7.27	60.0	64.2
Spain	172,974	173,032	5.41	6.53	48.3	48.1
Santander Consumer Finance [1]	88,061	76,688	2.68	3.42	109.1	109.1
Portugal [3]	30,540	31,922	8.81	7.46	63.7	99.0
Poland	21,902	20,951	5.42	6.30	61.0	64.0
UK	255,049	282,182	1.41	1.52	32.9	38.2
Latin America	173,150	151,302	4.81	4.96	87.3	79.0
Brazil	89,572	72,173	5.90	5.98	93.1	83.7
Mexico	29,682	32,463	2.76	3.38	103.8	90.6
Chile	40,864	35,213	5.05	5.62	59.1	53.9
Argentina	7,318	6,328	1.49	1.15	142.3	194.2
US	91,709	90,727	2.28	2.13	214.4	225.0
Puerto Rico	3,843	3,924	7.13	6.96	54.4	48.5
Santander Bank	54,040	54,089	1.33	1.16	99.6	114.5
SC USA	28,590	28,280	3.84	3.66	328.0	337.1
Total Group	855,510	850,909	3.93	4.36	73.8	73.1

(1)	SCF includes PSA and Canada in figures for 2015.
(2)	Includes gross lending to customers, guarantees and documentary credits.
(3)	Portugal includes Banif in figures for 2015 and 2016

In 2016, credit risk with customers rose slightly by 0.6%, largely due to the increases in Brazil, SCF and Chile, which offset the fall in the United Kingdom, mainly due to the exchange rate effect. There is growth across the board in local currency, with the UK standing out.

These levels of lending, together with lower non-performing loans (NPLs) of EUR 33,643 million (-9% vs. 2015) reduced the Group’s NPL ratio to 3.93%.

For coverage of these NPLs, the Group recorded net credit losses of EUR 9,518 million, after deducting write-off recoveries. This fall is reflected in a fall in the cost of credit to 1.18%.

Detail of the main geographical areas

3.1.	United Kingdom

Credit risk with customers in the UK amounted to EUR 255,049 million at the close of December 2016, accounting for 30% of the Group total.

It is worth highlighting the mortgage portfolio because of its importance not only for Santander UK but for all of the Group’s lending. This stood at EUR 180,476 million at the end of December 2016.

Mortgage portfolio

This mortgage portfolio consists of mortgages for acquisition or reforming homes, granted to new as well as existing customers and always constituting the first mortgage. There are no operations that entail second or successive charges on mortgaged properties.

The mortgaged property must always be located within UK territory, regardless of the destiny of the financing except in the case of some one-off operations in the Isle of Man. Mortgages can be granted for properties outside the UK, but the collateral for such mortgages must consists of a property in the UK.

Most of the credit exposure is in the south east of the UK, and particularly in the metropolitan area of London, where housing prices have risen over the last year.

For mortgage loans that have already been granted, the appraised value of the mortgaged property is updated quarterly by an independent agency using an automatic appraisal system in accordance with standard procedure in the market and in compliance with current legislation.

The non-performing loans ratio fell from 1.44% in 2015 to 1,35% at 2016 year-end. The decrease in the NPL ratio was sustained by the evolution of non-performing loans, which improved thanks to a more favourable economic environment, as well as increased NPL exits due to the improvements in the efficiency of the recovery teams. The volume of non-performing loans thus dropped by 6%, continuing the trend seen in 2015.

The credit policies limit the maximum loan-to-value ratio to 90% for loans on which principal and interest are repaid and to 50% for loans on which interest is paid periodically and the principal is repaid on maturity.

Current credit risk policies expressly prohibit loans considered to be high risk (subprime mortgages), and establish demanding requirements regarding the credit quality of both loans and customers. For example, the granting of mortgage loans with LTVs exceeding 100% has been forbidden since 2009.

An additional indicator of the portfolio’s strong performance is the reduced volume of foreclosed properties, which in December 2016 amounted to EUR 42 million, less than 0.03% of total mortgage exposure. Efficient management of these cases and the existence of a dynamic market for this type of housing enables sales to take place in a short period of time (around 18 weeks on average), contributing to the good results.

On June 23, 2016, the UK held a referendum on the UK’s membership of the European Union (the EU). The result of the referendum’s vote was to leave the EU, which creates a number of uncertainties within the UK, and regarding its relationship with the EU.

Although the result does not entail any immediate change to the current operations and structure, it has caused volatility in the markets, including depreciation of the pound sterling, and is expected to continue to cause economic uncertainty which could adversely affect the results, financial condition and prospects. The terms and timing of the UK’s exit from the EU are yet to be confirmed and it is not possible to determine the full impact that the referendum, the UK’s exit from the EU and/or any related matters may have on general economic conditions in the UK (including on the performance of the UK housing market and UK banking sector) and, by extension, the impact the exit may have on the results, financial condition and prospects. Further, there is uncertainty as to whether, following exit from the EU, it will be possible to continue to provide financial services in the UK on a cross-border basis within other EU member states.

The exit from the EU could also lead to legal uncertainty and potentially divergent national laws and regulations across Europe should EU laws be replaced, in whole or in part, by UK laws on the same (or substantially similar) issues.

The negotiation of the UK’s exit terms is likely to take a many years.

The UK political developments described above, along with any further changes in government structure and policies, may lead to further market volatility and changes to the fiscal, monetary and regulatory landscape to which the group subject and could have a negative adverse effect on the financing availability and terms and, more generally, on the results, financial condition and prospects.

3.2.	Spain

Portfolio overview

Total credit risk exposure in Spain (including guarantees and documentary credits but excluding the real estate operations unit - discussed below) amounted to EUR 172,974 million (20% of the Group total), with an adequate degree of diversification in terms of both products and customer segments.

In 2016, total credit risk was in line with the previous year, after successive falls in recent years. The growing volume of new lending in the main individual and business segments portfolios offsets the lower funding to government bodies and the pace of repayments. Repayments exceeded growth in new lending in the individuals segment. Meanwhile, the companies segment returned to growth.

The NPL ratio for the total portfolio was 5.41%, 112 b.p lower than at year-end 2015, due to the trend of falling delinquency. This pattern is due to the lower gross NPL entries in the individual and business segments, which are 24% lower than 2015, and, to a lesser extent, the normalisation of several restructured positions and portfolio sales.

Portfolio of home purchase loans to families

Home purchase loans granted to families in Spain stood at EUR 49,056 million at 2016 year-end. Of this amount, 98.69 % was secured by mortgages.

In millions of euros	31/12/16
	Gross amount	Of which: Non-performing
Home purchase loans to families	49,056	1,893
Without mortgage guarantee	645	27
With mortgage guarantee	48,411	1,866

The risk profile of the home purchase mortgage loan portfolio in Spain remained at a medium-low level, with limited prospects of additional impairment:

•	All mortgage transactions include principal repayments from the very first day.

•	Early repayment is common practice and, accordingly, the average life of the transactions is far shorter than their contractual term.

•	Debtors provide all their assets as security, not just the home.

•	High quality of collateral, since the portfolio consists almost exclusively of principal-residence loans.

•	Stable average debt-to-income ratio at around 28.3%.

•	74% of the portfolio has an LTV of less than 80% (calculated as the ratio of total exposure to the amount of the latest available appraisal).

In millions of euros	31/12/16
	Loan to value ratio
	Less than or equal to 40%	More than 40% and less than 60%	More than 60% and less than 80%	More than 80% and less than or equal to 100%	More than 100%	Total
Gross amount	10,735	11,556	13,568	7,976	4,576	48,411
Of which: Watchlist /Non-performing	148	215	320	379	804	1,866

Credit policies limit the maximum loan to value to 80% for first residence mortgages and 70% in the case of second home mortgages.

Companies portfolio

The EUR 96,081 million of direct credit risk exposure to SMEs and companies constitute the most important lending segment in Spain, representing 56% of the total.

93% of the portfolio relates to customers to which an analyst has been assigned who monitors the customer on an ongoing basis in all the phases of the risk cycle.

The non-performing loans ratio of this portfolio stood at 5.79% in 2016.

Real estate business

The Group manages, as a separate unit, the real estate business portfolio as result of the previous year’s sector crisis and the new business identified as viable. In both cases the Group has specialised teams not only involve in the risk areas, but also complement and support all these transactions life cycle: commercial management, legal treatment and an eventual recovery function.

In recent years the Group’s strategy has been geared towards reducing these assets. The changes in gross property development loans to customers were as follows:

	Millions of euros
	31/12/16	31/12/15	31/12/14
Balance at beginning of year (net)	7,388	9,349	12,105
Foreclosed assets	(28)	(62)	(357)
Reductions (1)	(1,415)	(1,481)	(2,015)
Written-off assets	(430)	(418)	(384)

Balance at end of year (net)	5,515	7,388	9,349

(1)	Includes portfolio sales, cash recoveries and third-party subrogations.

The NPL ratio of this portfolio ended the year at 61.9% (compared with 67.6% at December 2015) due to the increase in the proportion of non-performing assets in the problem loan portfolio and, in particular, to the sharp reduction in lending in this segment. The table below shows the distribution of the portfolio. The coverage ratio of the real estate doubtful exposure in Spain stands at 53.31%.

Millions of euros	31/12/16
	Gross amount	Excess over collateral value	Specific allowance
Financing for construction and property development recognised by the Group’s credit institutions (including land) (business in Spain)	5,515	2,197	1,924
Of which:Watchlist/ Non-performing	3,412	1,705	1,819
Memorandum items: Written-off assets	1,562

Memorandum items: Data from the public consolidated balance sheet	31/12/16
Millions of euros	Carrying amount
Total loans and advances to customers excluding the public sector (business in Spain)	161,729
Total consolidated assets	1,339,125
Impairment losses and credit risk allowances. Coverage for unimpaired assets (business in Spain)	1,241

At year-end, the concentration of this portfolio was as follows:

Loans: Gross amount
Millions of euros	31/12/16
1. Without mortgage guarantee	405
2. With mortgage guarantee	5,110
2.1 Completed buildings	2,868
2.1.1 Residential	1,561
2.1.2 Other	1,307
2.2 Buildings and other constructions under construction	273
2.2.1 Residential	241
2.2.2 Other	32
2.3 Land	1,969
2.3.1 Developed consolidated land	1,717
2.3.2 Other land	252

Total	5,515

Policies and strategies in place for the management of these risks

The policies in force for the management of this portfolio, which are reviewed and approved on a regular basis by the Group’s senior management, are currently geared towards reducing and securing the outstanding exposure, albeit without neglecting any viable new business that may be identified.

In order to manage this credit exposure, the Group has specialised teams that not only form part of the risk areas but also supplement the management of this exposure and cover the entire life cycle of these transactions: commercial management, legal procedures and potential recovery management.

As has already been discussed in this section, the Group’s anticipatory management of these risks enabled it to significantly reduce its exposure, and it has a granular, geographically diversified portfolio in which the financing of second residences accounts for a very small proportion of the total.

Mortgage lending on non-urban land represents a low percentage of mortgage exposure to land, while the remainder relates to land already classified as urban or approved for development.

The significant reduction of exposure in the case of residential financing projects in which the construction work has already been completed was based on various actions. As well as the specialised marketing channels already in existence, campaigns were carried out with the support of specific teams of managers for this function who, in the case of the Santander Network, were directly supervised by the recoveries business area. These campaigns, which involved the direct management of the projects with property developers and purchasers, reducing sale prices and adapting the lending conditions to the buyers’ needs, enabled loans already in force to be subrogated. These subrogations enable the Group to diversify its risk in a business segment that displays a clearly lower non-performing loans ratio.

In the case of construction-phase projects that are experiencing difficulties of any kind, the policy adopted is to ensure completion of the construction work so as to obtain completed buildings that can be sold in the market. To achieve this aim, the projects are analysed on a case-by-case basis in order to adopt the most effective series of measures for each case (structured payments to suppliers to ensure completion of the work, specific schedules for drawing down amounts, etc.).

The loan approval processes are managed by specialist teams which, working in direct coordination with the sales teams, have a set of clearly defined policies and criteria:

•	Property developers with a robust solvency profile and a proven track record in the market.

•	Medium-high level projects, conducting to contracted demand and significant cities.

•	Strict criteria regarding the specific parameters of the transactions: exclusive financing for the construction cost, high percentages of accredited sales, principal residence financing, etc.

•	Support of financing of government-subsidised housing, with accredited sales percentages.

•	Restricted financing of land purchases dealt with exceptional nature.

In addition to the permanent control performed by its risk monitoring teams, the Group has a specialist technical unit that monitors and controls this portfolio with regard to the stage of completion of construction work, planning compliance and sales control, and validates and controls progress billing payments. The Group has created a set of specific tools for this function. All mortgage distributions, amounts drawn down of any kind, changes made to the grace periods, etc. are authorized on a centralised basis.

Foreclosed properties

At 31 December 2016, the net balance of these assets amounted to EUR 4,902 million (gross amount: EUR 10,733 million; recognised allowance: EUR 5,831 million, of which EUR 3,286 million related to impairment after the foreclosure date).

The following table shows the detail of the assets foreclosed by the businesses in Spain at the end of 2016:

Millions of euros	31/12/16
	Gross carrying amount	Valuation adjustments	Of which: Impairment losses on assets since time of foreclosure	Carrying amount
Property assets arising from financing provided to construction and property development companies	8,625	4,764	2,970	3,861
Of which:
Completed buildings	2,572	1,080	468	1,492
Residential	1,003	406	158	597
Other	1,569	674	310	895
Buildings under construction	762	382	246	380
Residential	746	373	245	373
Other	16	9	1	7
Land	5,291	3,302	2,256	1,989
Developed land	1,787	1,082	699	705
Other land	3,504	2,220	1,557	1,284
Property assets from home purchase mortgage loans to households	2,108	1,067	316	1,041
Other foreclosed property assets	—	—	—	—

Total property assets	10,733	5,831	3,286	4,902

In recent years, the Group has considered foreclosure to be a more efficient method for resolving cases of default than legal proceedings. The Group initially recognises foreclosed assets at the lower of the carrying amount of the debt (net of provisions) and the fair value of the foreclosed asset (less estimated costs to sell).

If fair value (less costs to sell) is lower than the net value of the debt, the difference is recognised under Impairment losses on financial assets (net)—Loans and receivables in the consolidated income statement for the year. Subsequent to initial recognition, the assets are measured at the lower of fair value (less costs to sell) and the amount initially recognised. The fair value of this type of assets is determined by the Group’s directors based on evidence obtained from qualified valuers or evidence of recent transactions

The management of real estate assets on the balance sheet is carried out through companies specializing in the sale of real estate that is complemented by the structure of the commercial network. The sale is realized with levels of price reduction in line with the market situation

The changes in foreclosed properties were as follows:

	Thousands of millions of euros
	2016	2015	2014
Gross additions	1.3	1.7	1.8

Disposals	(1.3)	(1.1)	(0.9)

Difference	—	0.6	0.9

3.3.	United States

The credit risk of Santander’s USA subsidiary stood at EUR 91,7091 million at year-end 2016. This subsidiary comprises the following business units, after their integration under Santander Holdings USA in July:

•

Santander Bank N.A.: With total loans, including off-balance sheet exposure, of EUR 54,040 million (59% of Santander US total). Its lending activity is focused on retail and commercial banking, of which 33% is with individuals and approximately 67% with companies. One of the main strategic goals for this unit is its transformation plan. This focuses on compliance with all regulatory programs, together with the development of the retail and commercial banking model towards a comprehensive solution for its customers.

Most of the lending of Santander Bank is secured—around 60% of the total—mainly in the form of mortgages to individuals and also in companies lending. This explains its low NPL ratio and cost of credit. The credit exposure has remain steady during 2016.

The NPL ratio remains very low, standing at 1.33% at 31 December.. The increase is explained by NPL classifications carried out in the first quarter for the Oil & Gas sector, which were offset by significant improvements throughout the rest of the year due to active portfolio management and favourable movements in oil prices. The cost of credit stood at 0.23%, up 10 b.p. compared to year-end 2015, due mainly to increased coverage for customers in this sector. The coverage ratio, therefore, remains at comfortable levels ending the year at 100%.

•

Santander Consumer USA Holdings (SC USA): Focused on Automobile financing with lending of EUR 28,590 million (31% of the total for the USA), including vehicle leasing amounting to EUR 9,120 million. This activity is mainly based on its relationship with the Fiat Chrysler Automobiles (FCA) group, which dates back to 2013. Through this agreement, SC USA became the preferred lender for Chrysler vehicles in the USA. As a result, 48% of its current balance relates to loans and leasing for Chrysler vehicles. Its priority is to improve its portfolio mix, which started to be achieved in 2016, as described in greater detail on this unit’s specific section.

[1]	Including EUR 17 million of investment under Holding

The risk indicators for Santander Consumer USA are higher than those of the other US units, due to the nature of its business, which focuses on vehicle financing through loans and leasing. The credit profile of the unit’s customers covers a wide spectrum as SC USA seeks to optimise the risk assumed and the associated returns. This means that the costs of credit are higher than those in other Group units, but these are compensated by the returns generated. This is facilitated by one of the most advanced technological platforms in the industry, including a servicing structure for third parties that is scalable and extremely efficient. Other competitive advantages include its excellent knowledge of the market and the use of internally-developed pricing, admission, monitoring and recovery models, based on effective management of comprehensive databases. This is complemented by the availability of numerous other business tools, such as discounts from the brands (OEM - Original Equipment Manufacturers), pricing policies with highly responsive recalibration capacity, strict monitoring of new production and optimised recovery management.

These figures also include the personal lending portfolio, which is considered non-strategic. In early 2016 the Lending Club business (Peer to peer) was sold for EUR 824 million.

The NPL ratio remains moderate at 3.84% (up 18 b.p. compared to the previous year), thanks to preventive delinquency management accordingly to the type of business involved. The cost of credit improved to 10.72%, from 10.97% at year-end 2015. This was due to new risk policies implemented in the first quarter, with more demanding criteria resulting in a higher quality mix of new lending, and lower volumes.

The leasing portfolio—business carried out exclusively under the FCA agreement and focused on customers with high quality credit profiles—grew by 30.9% in the year, to EUR 9,120 million. The performance of customers has been positive, and the focus is now on managing and mitigating the residual value risk of the portfolio: i.e. the difference between the book value of the vehicles at the time of underwriting of the leasing agreement, and their potential value at potential value at maturity. These mitigating actions are carried out in accordance with the prudent risk appetite framework, through the definition of limits, and through management of the business, with rapid and efficient sales of the vehicles when the agreements end. The unit is currently evaluating “share-agreement” structures and sales agreements with third parties.

The growth in this portfolio has maintained profitability at adequate levels, with revenues performing favourably. This is reflected in the positive results for leases that matured during the year, and the mark-to-market valuation of vehicles in the portfolio compared to their book value, amounting to EUR 67 million at year-end 2016.

The coverage ratio remains high, at 328% compared to 337% in the previous year.

•

Other USA businesses: Banco Santander Puerto Rico (BSPR) is a retail and commercial bank operating in Puerto Rico. Its lending stood at EUR 3,843 million at year-end 2016, 4% of total lending in the USA. Santander Investment Securities (SIS), Nueva York, is dedicated to wholesale banking, with total lending at year-end 2016 of EUR 1,459 million (2% of the USA total). Finally, Banco Santander International (BSI), Miami, focuses mainly on private banking. Its lending stood at EUR 3,760 million at year-end 2016, 4% of total lending in the USA.

At an aggregate level, Santander USA’s lending increased by 1.1% compared to year-end 2015. Non-performing loans and cost of credit remained stable. This was due to the improved performance of SC USA’s Auto portfolios, following the implementation of new risk policies in the first quarter to improve the profile of new originations, and adjustments to the Oil & Gas sector in Santander Bank, in line with the industry. The NPL ratio stood at 2.28% (+15 b.p.) at year end, with a cost of credit of 3.68% (+2 b.p.).

Great progress has been made in projects related to existing regulatory commitments, particularly with regard to stress testing and CCAR (Comprehensive Capital Adequacy and Review) exercises, reducing the number of outstanding recommendations by 66%.

3.4.	Brazil

Credit risk in Brazil amounts to EUR 89,572 million, up 24.1% against 2015 and largely due to the strengthening of the Brazilian currency. Santander Brasil thus accounts for 10.5% of all Grupo Santander lending. It is adequately diversified and with a mainly retail profile (51.4% individuals, consumer finance and SMEs), without significant balances on mortgage portfolio.

The strategy focused on changing the mix used in recent years continued during 2016. Stronger growth was obtained in segments with a more conservative profile, fostering customer loyalty and digitalisation at the same time. The individuals segment was marked by growth in the mortgage portfolio and the portfolio of payroll discount loans (marketed under the brand name Olé Consignado), commercial efforts aimed at the select segment, and by marketing campaigns to increase card exposure in the third quarter.

The NPL ratio stood at 5.90% at the end of 2016. Despite the economic situation, the outlook in Brazil is increasingly optimistic, as shown by the increase in confidence indicators and also inflation, which is converging towards the government’s target range. As a result, the official interest rate (SELIC) has been reduced at recent meetings of the Monetary Policy Committee, after a period of increases. Nonetheless, the recovery could prove to be slower in terms of GDP and in employment, with direct impact on NPL entries/exists.

In view of this situation, Santander Brazil has implemented a series of measures to strengthen risk management. These measures focus both on improving the quality of new production and on mitigating the effects of the aforementioned adverse environment on the portfolio. This package of measures is based mainly on preventive management of arrears, thus anticipating possible further deterioration of customer balances. The highlights of the defensive measures included in the plan are as follows:

•	Preventive management of delinquency, extended through the payroll discount model (“consignado”).

•	Implementation of specific renegotiation products for different segments and products (Santander Financiamentos and real estate lending).

•	Reduction of limits for high risk products and customers, and implementation of maximum indebtedness limits.

•	Migration from revolving products to instalment repayment products

•	Increased collateralisation of the portfolio.

•	Improved admission models, which are more accurate and predictive, and collection channels.

•	More tailored treatment of the largest SMEs.

•	Management of risk appetite by sectors, and restrictions on powers in the most critical sectors.

The coverage ratio stood at 93,1 % at 2016 year-end.

4.	Credit risk from other standpoints

4.1.	Credit risk from financial market operations

This concept includes the credit risk arising in treasury operations with customers, mainly credit institutions. These operations are performed using both money market financing products arranged with various financial institutions and products with counterparty risk intended to provide service to the Group’s customers.

As defined in Chapter of the CRR (Regulation (EU) No 575/2013), counterparty credit risk is the risk that the counterparty to a transaction could default before the final settlement of the transaction’s cash flows. It includes the following types of transaction: derivative instruments, repurchase agreements, securities or commodities lending transactions, deferred settlement transactions and guarantee financing transactions.

The Group uses two methods to measure its exposure to this risk: a mark-to-market method (replacement cost for derivatives or amount drawn down for committed facilities) including an add-on for potential future exposure; and another method, introduced in mid-2014 for certain regions and products, which calculates exposure using Monte Carlo simulations. Calculations are also performed of capital at risk or unexpected loss (i.e. the loss which, once the expected loss is subtracted, constitutes the economic capital, net of guarantees and recoveries).

When the markets close, the exposures are recalculated by adjusting all the transactions to their new time horizon, the potential future exposure is adjusted and mitigation measures are applied (netting arrangements, collateral arrangements, etc.) so that the exposures can be controlled daily against the limits approved by senior management. Risk control is performed using an integrated, real-time system that enables the Group to know at any time the unused exposure limit with respect to any counterparty, for any product and maturity and at any Group unit.

4.2.	Concentration risk

Concentration risk control is key to the risk management process. The Group continuously monitors the degree of credit risk concentration, by country, sector and customer group.

The Board of Directors, by reference to the risk appetite, determines the maximum levels of concentration. In keeping with the risk appetite, the executive risk committee establishes the risk policies and reviews the appropriate exposure limits to ensure the adequate management of credit risk concentration.

In geographical terms, credit risk exposure to customers is diversified in the main markets where the Group has a presence.

The Group is subject to the regulation of “Large Exposures” contained in Part Four of CRR (Regulation (EU) No 575/2013), according to which an institution’s exposure to a customer or group of connected customers is considered a “large exposure” where its value is equal to or exceeds 10% of its eligible capital. Additionally, in order to limit large exposures, an institution may not incur an exposure to a customer or group of connected customers the value of which exceeds 25% of its eligible capital, after taking into account the effect of the credit risk mitigation contained in the Regulation.

The regulatory credit exposure with the 20 largest groups within the sphere of large risks represented 4.7% of outstanding credit risk with clients (lending plus balance sheet risks).

The Group’s risk division works closely with the financial division to actively manage credit portfolios. Its activities include reducing the concentration of exposures through various techniques, such as using credit derivatives and securitisations to optimise the risk-return relationship for the whole portfolio.

The detail, by activity and geographical area of the counterparty, of the concentration of the Group’s risk at 31 December 2016 is as follows:

Millions of euros	31/12/16 (*)
	Total	Spain	Other EU countries	America	Rest of the world
Centrals banks and Credit institutions	223,198	29,476	84,547	95,128	14,047
Public sector	181,423	60,254	43,812	73,500	3,857
Of which:
Central government	155,921	47,229	34,628	70,280	3,784
Other central government	25,502	13,025	9,184	3,220	73
Other financial institutions (financial business activity)	80,135	14,306	35,007	28,881	1,941
Non-financial companies and individual entrepreneurs (Non-financial business activity) (broken down by purpose)	336,026	88,252	96,717	137,257	13,800
Of which:
Construction and property development	29,463	5,066	5,628	18,597	172
Civil engineering construction	7,289	3,292	2,023	1,974	—
Large companies	205,992	48,715	57,986	86,929	12,362
SMEs and individual entrepreneurs	93,282	31,179	31,080	29,757	1,266
Households—other (broken down by purpose)	457,948	66,253	275,314	108,957	7,424
Of which:
Residential	296,342	47,611	208,842	39,575	314
Consumer loans	140,823	13,172	61,042	61,909	4,700
Other purposes	20,783	5,470	5,430	7,473	2,410

Total (*)	1,278,730	258,541	535,397	443,723	41,069

(*)	For the purposes of this table, the definition of risk includes the following items in the public balance sheet:

Loans and advances to credit institutions, Loans and advances to Central Banks, Loans and advances to Customers, Debt Instruments, Equity Instruments, trading Derivatives, Hedging derivatives, Investments and financial guarantees given.

4.3.	Country risk

Country risk is a credit risk component inherent in all cross-border credit transactions due to circumstances other than ordinary commercial risk. Its main elements are sovereign risk, transfer risk and other risks that can affect international financial operations (war, natural disasters, balance of payments crises, etc.).

At 31 December 2016, the provisionable country risk exposure amounted to EUR 181 million (2015: EUR 193 million). The allowance recognised in this connection at 2016 year-end amounted to EUR 29 million, as compared with EUR 25 million at 2015 year-end.

The Group’s country risk management policies continued to adhere to a principle of maximum prudence, and country risk is assumed, applying highly selective criteria, in transactions that are clearly profitable for the Group and bolster its global relationship with its customers.

4.4.	Sovereign risk and exposure to other public sector entities

As a general rule, the Group considers sovereign risk to be the risk assumed in transactions with the central bank (including the regulatory cash reserve requirement), the issuer risk of the Treasury or similar body (government debt securities) and the risk arising from transactions with public entities that have the following features: their funds are obtained only from fiscal income; they are legally recognised as entities directly included in the central government public sector; and their activities are of a non-commercial nature.

This criterion, which has been employed historically by the Group, differs in certain respects from that requested by the European Banking Authority (EBA) for its periodic stress tests. The most significant differences are that the EBA’s criteria do not include risk exposure to central banks, exposure to insurance companies or indirect exposure by means of guarantees or other instruments. However, they do include exposure to public sector entities (including regional and local entities) in general, not only the central government public sector.

Sovereign risk exposure (per the criteria applied at the Group) arises mainly from the subsidiary banks’ obligations to make certain deposits at the corresponding central banks, from the arrangement of deposits using liquidity surpluses, and from the fixed-income portfolios held as part of the on-balance-sheet structural interest rate risk management strategy and in the trading books of the treasury departments. The vast majority of these exposures are taken in local currency and are financed out of local customer deposits, also denominated in local currency.

The detail at 31 December 2016, 2015 and 2014, based on the Group’s management of each portfolio, of the Group’s sovereign risk exposure, net of the short positions held with the respective countries, taking into consideration the aforementioned criterion established by the European Banking Authority (EBA), is as follows:

Country	31/12/16
	Millions of euros
	Portfolio				Total net direct exposure
	Financial assets held for trading and Financial assets designated at fair value through profit or loss (*)	Financial assets available-for- sale	Loans and receivables	Held-to maturity investments
Spain	9,415	23,415	11,085	1,978	45,893
Portugal	(58)	5,982	1,143	4	7,072
Italy	1,453	492	7	—	1,952
Greece	—	—	—	—	—
Ireland	—	—	—	—	—
Rest of eurozone	(1,171)	751	79	—	(341)
United Kingdom	475	1,938	7,463	7,764	17,639
Poland	287	5,973	30	—	6,290
Rest of Europe	—	502	289	—	791
United States	1,174	3,819	720	—	5,713
Brazil	4,044	16,098	1,190	2,954	24,286
Mexico	2,216	5,072	3,173	—	10,461
Chile	428	2,768	330	—	3,525
Other American countries	134	497	541	—	1,172
Rest of the world	1,903	889	683	—	3,475

Total	20,300	68,197	26,732	12,701	127,930

(*)	Includes short positions.

In addition, at 31 December 2016 the Group had net direct derivative exposures the fair value of which amounted to EUR 2,505 million and net indirect derivative exposures the fair value of which amounted to EUR 2 million.

Country	31/12/15
	Millions of euros
	Portfolio				Total net direct exposure
	Financial assets held for trading and Financial assets designated at fair value through profit or loss (*)	Financial assets available-for- sale	Loans and receivables	Held-to maturity investments
Spain	8,954	26,443	11,272	2,025	48,694
Portugal	104	7,916	1,987	—	10,007
Italy	2,717	—	—	—	2,717
Greece	—	—	—	—	—
Ireland	—	—	—	—	—
Rest of eurozone	(211)	143	69	—	1
United Kingdom	(786)	5,808	141	—	5,163
Poland	13	5,346	42	—	5,401
Rest of Europe	120	312	238	—	670
United States	280	4,338	475	—	5,093
Brazil	7,274	13,522	947	2,186	23,929
Mexico	6,617	3,630	272	—	10,519
Chile	193	1,601	3,568	—	5,362
Other American countries	155	1,204	443	—	1,802
Rest of the world	3,657	1,687	546	—	5,890

Total	29,087	71,950	20,000	4,211	125,248

(*)	Includes short positions.

In addition, at 31 December 2015 the Group had net direct derivative exposures the fair value of which amounted to EUR 2,070 million and net indirect derivative exposures the fair value of which amounted to EUR 25 million.

Country	31/12/14
	Millions of euros
	Portfolio			Total net direct exposure
	Financial assets held for trading and Financial assets designated at fair value through profit or loss (*)	Financial assets available-for-sale	Loans and receivables
Spain	5,778	23,893	15,098	44,769
Portugal	104	7,811	589	8,504
Italy	1,725	—	—	1,725
Greece	—	—	—	—
Ireland	—	—	—	—
Rest of eurozone	(1,070)	3	1	(1,066)
United Kingdom	(613)	6,669	144	6,200
Poland	5	5,831	30	5,866
Rest of Europe	1,165	444	46	1,655
United States	88	2,897	664	3,649
Brazil	11,144	17,685	783	29,612
Mexico	2,344	2,467	3,464	8,275
Chile	593	1,340	248	2,181
Other American countries	181	1,248	520	1,949
Rest of the world	4,840	906	618	6,364

Total	26,284	71,194	22,205	119,683

(*)	Includes short positions.

In addition, at 31 December 2014 the Group had net direct derivative exposures the fair value of which amounted to EUR 1,028 million and net indirect derivative exposures the fair value of which amounted to EUR 5 million. Also, the Group did not have any exposure to held-to-maturity investments.

4.5.	Social and environmental risk

Banco Santander fosters the protection, conservation and recovery of the environment and the fight against climate change. To do so, Santander analyses the social and environmental risks of its funding transactions in the framework of its sustainability policies. These policies were updated in late 2015 after a painstaking review process in which the best international practices and standards were taken into account).

During 2016, the Group went to great lengths to communicate and disseminate the new versions, coordination between the different teams was stepped up, and internal processes were improved to apply the new requirements of the social and environmental policies. Supporting documentation was developed for the business and risks teams, and a training course was given by external experts designed for the areas which take part in implementing the policies i sensitive sectors such as energy and soft commodities (related to the primary sector), and in other sectors such as mining-metals and chemicals. A total of 440 pupils from across the geographical spectrum in which the Group operates took part in the course

5.	Credit risk cycle

The credit risk management process consists of identifying, analysing, controlling and deciding on, as appropriate, the risks incurred in the Group’s operations. The parties involved in this process are the business areas, senior management and the risk units.

Credit risk management is organised around a sound organisational and governance model, with the participation of the board of directors and the executive risk committee, which establishes the risk policies and procedures, the limits and delegation of powers, and approved and oversees the framework of the credit risk function.

Exclusively within the field of credit risk, the credit risk control committee is the collegiate body responsible for credit risk oversight and control of the Group. The aim of the committee is to effectively control credit risk, ensuring and advising the Chief Risk Officer and the risk control committee that credit risk is managed in accordance with Group’s level of risk appetite approved by the board of directors, which includes identifying and monitoring current and emerging credit risk and its impact on the Group’s risk profile.

The risk cycle has three phases: pre-sale, sale and post-sale. The process is constantly revised, incorporating the results and conclusions of the after-sale phase to the study of risk and presale planning

5.1.	Risk analysis and credit rating process

In general, the risk analysis consists of examining the customer’s ability to meet its contractual obligations to the Group and to other creditors. This involves analysing the customer’s credit quality, its risk transactions, its solvency and the return to be obtained in view of the risk assumed.

Since 1993 the Group has used internal rating models for this purpose. These mechanisms are used in both the wholesale segment SGCB—Santander Global Corporate Banking (sovereigns, financial institutions and corporate banking) and the other companies and institutions segment.

The rating is obtained from a quantitative module based on balance sheet ratios or macroeconomic variables and supplemented by the analyst’s expert judgement.

Ratings assigned to customers are reviewed periodically to include any new financial information available and the experience in the banking relationship. The frequency of the reviews is increased in the case of customers that reach certain levels in the automatic warning systems and of customers classified as requiring special monitoring. The rating tools themselves are also reviewed in order to progressively fine-tune the ratings they provide.

5.2.	Planning (Commercial Strategic Plan)

The purpose of this phase is to limit the risk levels assumed by the Group, efficiently and comprehensively.

The credit risk planning process serves to set the budgets and limits at portfolio level. Planning is carried out through the Strategic Commercial Plan (SCP), created as a joint initiative between the sales and risk areas.

Approval and monitoring is the responsibility of each entity’s top executive risk committee. Validation and monitoring is performed at corporate level.

The PECs enable the map of all the Group’s loan portfolios to be defined.

Scenario analysis

Credit risk scenario analysis enables senior management to gain a clearer understanding of the performance of the portfolio in response to changing market and circumstantial conditions and it is a basic tool for assessing the adequacy of the provisions recognised and the capital held to cater for stress scenarios.

Scenario analysis is applied to all of the Group’s significant portfolios, usually over a three year horizon. The process involves the following main stages:

•	Definition of benchmark scenarios for the central or most likely (baseline scenario) and more stressed scenarios, which are less likely, but still possible (stress scenarios).

•	Determination of the value of the risk parameters (probability of default, loss given default) in various scenarios.

•

Estimation of the expected loss associated with each of the scenarios considered and of the other salient credit risk metrics derived from the parameters obtained (non-performing loans, provisions, ratios, etc.).

•	Analysis of the changes in the credit risk profile at portfolio, segment, unit and Group level in various scenarios and in comparison with previous years.

•	A series of controls and comparisons are run to ensure that the controls and back-testing are adequate, thus completing the process.

The entire process takes place within a corporate governance framework, and is thus adapted to the growing importance of this framework and to best market practices, assisting the Group’s senior management in gathering knowledge and in their decision making.

5.3.	Establishment of limits, pre-classifications and pre-approvals

Limits are planned and established using documents agreed between the business and risk areas and approved by the executive risk committee or committees delegated by it, in which the expected business results, in terms of risk and return, are set out, together with the limits to which this activity is subject and management of the associated risks by group or customer.

Also, an analysis is conducted at customer level in the wholesale and other companies and institutions segments. When certain features concur, an individual limit is established for the customer (pre-classification).

Thus, for large corporate groups a pre-classification model based on an economic capital measurement and monitoring system is used. The result of the pre-classification is the maximum level of risk that can be assumed vis-à-vis a customer or group in terms of amount or maturity. In the companies segment, a simplified pre-classification model is applied for customers meeting certain requirements (thorough knowledge, rating, etc.).

5.4.	Transaction decision-making

The sale phase comprises the decision-making process, the aim of which is to analyse and resolve upon transactions, since approval by the risk unit is a pre-requisite for the arrangement of any risk transaction. This process must consider the transaction approval policies defined and take into account both the risk appetite and any transaction elements that are important in achieving a balance between risk and return.

In the sphere of lower-revenue individuals, businesses and SMEs, the management of large volumes of loan transactions is facilitated by the use of automatic decision-making models that rate the customer/loan relationship. Thus, loans are classified in homogeneous risk groups using the rating assigned to the transaction by the model on the basis of information on the features of the transaction and the borrower.

The preliminary limit-setting stage can follow two different paths, giving rise to different types of decisions in the companies sphere:

•

Automatic decisions, consisting of verification by the business that the proposed transaction (in terms of amount, product, maturity and other conditions) falls within the limits authorized pursuant to the aforementioned pre-classification. This process is generally applied to corporate pre-classifications.

•

Decisions requiring the analyst’s authorisation, even if the transaction meets the amount, maturity and other conditions established in the pre-classified limit. This process applies to pre-classifications of retail banking companies.

Credit risk mitigation techniques

The Group applies various methods of reducing credit risk, depending, inter alia, on the type of customer and product. As we shall see, some of these methods are specific to a particular type of transaction (e.g. real estate guarantees) while others apply to groups of transactions (e.g. netting and collateral arrangements).

The various mitigation techniques can be grouped into the following categories:

Netting by counterparty

Netting refers to the possibility of determining a net balance of transactions of the same type, under the umbrella of a master agreement such as an ISDA or similar agreement.

It consists of aggregating the positive and negative market values of the derivatives transactions entered into by the Group with a particular counterparty, so that, in the event of default, the counterparty owes the Group (or the Group owes the counterparty, if the net figure is negative) a single net figure and not a series of positive or negative amounts relating to each of the transactions entered into with the counterparty.

An important aspect of master agreements is that they represent a single legal obligation encompassing all the transactions they cover. This is the key to being able to set off the risks of all the transactions covered by the contract with the same counterparty.

Collateral

Collateral refers to the assets pledged by the customer or a third party to secure the performance of an obligation. Collateral may be:

•	Financial: cash, security deposits, gold, etc.

•	Non-financial: property (both residential and commercial), other movable property, etc.

From the risk acceptance standpoint, collateral of the highest possible quality is required. For regulatory capital calculation purposes, only collateral that meets the minimum quality requirements described in the Basel capital accords can be taken into consideration.

One very important example of financial collateral is the collateral agreement. Collateral agreements comprise a set of highly liquid instruments with a certain economic value that are deposited or transferred by a counterparty in favour of another party in order to guarantee or reduce any counterparty credit risk that might arise from the portfolios of derivative transactions between the parties in which there is exposure to risk.

Collateral agreements vary in nature but, whichever the specific form of collateralisation may be, the ultimate aim, as with the netting technique, is to reduce counterparty risk.

Transactions subject to a collateral agreement are assessed periodically (normally on a daily basis). The agreed-upon parameters defined in the agreement are applied to the net balance arising from these assessments, from which the collateral amount (normally cash or securities) payable to or receivable from the counterparty is obtained.

With regard to real estate collateral, periodic re-appraisal processes are in place, based on the actual market values for the different types of real estate, which meet all the requirements established by the regulator.

Personal guarantees and credit derivatives

Personal guarantees are guarantees that make a third party liable for another party’s obligations to the Group. They include, for example, security deposits, suretyships and standby letters of credit. Only guarantees provided by third parties that meet the minimum requirements established by the supervisor can be recognised for capital calculation purposes.

Credit derivatives are financial instruments whose main objective is to cover credit risk by acquiring protection from a third party, through which the bank transfers the issuer risk of the underlying asset. Credit derivatives are over the counter (OTC) instruments that are traded in non-organised markets. Hedging with credit derivatives, mainly through credit default swaps, is contracted with front-line banks.

5.5.	Monitoring/anticipation

The monitoring function is founded on a process of ongoing observation, which makes it possible to detect early any changes that might arise in customers’ credit quality, so that action can be taken to correct any deviations with an adverse impact.

Monitoring is based on the segmentation of customers, is performed by dedicated local and global risk teams and is complemented by the work performed by internal audit. In the individuals model this function is performed using customer behaviour valuation models. In the business and SME with assigned analyst model, the function consists, among other things, of identifying and tracking customers whose situations require closer monitoring, reviewing ratings and continuously monitoring indicators

Four degrees are distinguished depending on the level of concern about the observed circumstances (extinguish, secure, reduce, monitor). The inclusion of a position in one of these four levels does not mean that default has occurred, but rather that it is advisable to adopt a specific policy toward that position, establishing a responsible person and time frame for it. Customers classified in this way are reviewed at least every six months, and every quarter in the most serious cases. A company can be classified in one of these levels as a result of surveillance, a decision by the officer responsible for the customer, the triggering of the system established for automatic warnings, or internal audit reviews

Ratings are reviewed at least every year, but if weaknesses are detected, or on the basis of the rating, it is done more regularly.

Surveillance of the risks of individual customers, businesses and SMEs with a low turnover is carried out through automatic alerts for the main indicators, in order to detect shifts in the performance of the loan portfolio with respect to the forecasts in strategic plans.

5.6.	Measurement and control

As well as monitoring customer credit quality, Santander establishes the control procedures needed to analyse the current portfolio and its evolution, through the various phases of credit risk.

The function uses a comprehensive vision of credit risk to assess risks from various complementary perspectives, with the main elements being control by countries, business areas, management models, products, etc, facilitating early detection of points for specific attention, and preparing action plans to correct any deteriorations.

Portfolio analysis permanently and systematically controls the evolution of risk with respect to budgets, limits and benchmark standards, assessing the impacts of future situations, both exogenous and resulting from strategic decisions, to establish measures to bring the risk portfolio profile and volumes within the parameters set by the Group and in line with its risk appetite.

5.7.	Recovery management

Recovery is a significant function within the sphere of the Group’s risk management. This function is performed by the recovery and collection unit, which defines a global strategy and an integrated approach to recovery management.

The Group has in place a corporate management model that defines the general recovery action guidelines. These guidelines are applied in the various countries, always taking into account the local peculiarities required for the recovery activity, due either to the local economic environment, to the business model or to a combination of both. The Recovery Units are business areas involving direct customer management and, accordingly, this corporate model has a business approach that creates value sustainably over time on the basis of effective and efficient collection management, achieved through either the return of unpaid balances to performing status or the full recovery thereof.

The recovery management model requires the proper coordination of all management areas (recovery business, commercial, technology and operations, human resources and risk) and the management processes and methodology supporting it are reviewed and enhanced on an ongoing basis, through the application of the best practices developed in the various countries.

In order to manage recovery properly, action is taken in four main phases irregularity or early non-payment; recovery of non-performing loans; recovery of write-offs; and management of foreclosed assets. Indeed, the recovery function begins before the first non-payment, when the customer shows signs of impairment and ends when the debt has been paid or returned to normal. The function aims to anticipate non-compliance and is focused on preventative management

The current macroeconomic environment directly impacts the non-performance ratio and customer delinquency. The quality of portfolios is thus fundamental for the development and growth of our businesses in different countries. Debt collection and recovery functions are given a special and continuous focus, in order to ensure that this quality always remains within expected levels

The diverse features of our customers make segmentation necessary in order to manage recoveries adequately. Mass management of large groups of customers with similar profiles and products is conducted through processes with a high technological component, while personalised management focuses on customers who, because of their profile, require a specific manager and more individualised management

Recovery activity has been aligned with the socio-economic reality of our countries and different risk management mechanisms are used with adequate prudential criteria on the basis of age, guarantees and conditions, always ensuring, as a minimum, the required classification and provisions.

Particular emphasis in the recovery function is placed on management of the aforementioned early management mechanisms, in line with corporate policies, taking account of local realities and closely tracking vintages, stocks and performance. These policies are renewed and regularly adapted to reflect best management practices and regulatory changes.

As well as measures to adapt transactions to the customer’s payment capacity, another important feature is recovery management, which seeks non-judicial solutions to achieve early payment of debts.

One of the ways to recover debt from customers who have suffered a severe deterioration in their repayment capacity is through repossession (judicial or in lieu of payment) of the real estate assets that serve as collateral for the loans. In countries with a high exposure to real estate risk, such as Spain, very efficient sales management instruments have been put in place that enable capital to be recovered by the bank, reducing the stock on the balance sheet at a faster pace than other banks

Forborne loan portfolio

Forbearance is defined as the modification of the payment conditions of a transaction which allow a customer who is experiencing financial difficulties (current or foreseeable) to fulfil its payment obligations, on the basis that whether this modification was not to be made it would be reasonably certain that it would not be able to meet its financial obligations. The modification could be done in the same original transaction or through a new transaction which replaces the previous one. The aforementioned modifications are driven by concessions from the bank to the customer (concessions more favourable than those that are established in the market.

The Bank has a detailed corporate policy for forbearance which acts as a reference in the various local transpositions of all the financial institutions that form part of the Group. These share the general principles established in the new Bank of Spain circular 4/2016 and the technical criteria published in 2014 by the European Banking Authority, developing them in a more granular way on the basis of the level of customer impairment.

This policy sets down rigorous criteria for the evaluation, classification and monitoring of such transactions, ensuring the strictest possible care and diligence in their granting and follow up. These forbearance principles:

•

Must be focused on recovery of the amounts due; must adapt the payment obligations to the customer’s actual situation; and must recognise a loss as soon as possible, if any amounts are deemed irrecoverable.

•	Forbearances may never be used to delay immediate recognition of losses or to hinder appropriate recognition of risks of default.

•	Further forbearance may also be granted if it is deemed appropriate in order to maximise recoveries, providing this does not in any way represent an incentive for non-payment by the customer.

•	Restructuring must always envisage maintaining existing guarantees and, if possible, improving them.

•

Forbearance decisions must be based on analysis of the transaction at a suitable level of the organisation other than that which granted the initial transaction, or must be reviewed by a higher decisionmaking level or body.

Instances have been established for considering transactions to be experiencing financial difficulties, and therefore to be eligible for consideration for forbearance. Although the consideration of financial difficulties remains the responsibility of the analyst or manager, based on a number of risk indicators (high indebtedness, falling turnover, narrowing margins, impaired access to markets, operations included in a debt sustainability accord, risks relating to holders declared bankrupt with no liquidation filing, etc.), an operation can be considered for forbearance if it has been past due for more than 30 days at least once in the three months prior to the modification.

Classification criteria have also been defined for forborne transactions, in order to ensure risks are recognised appropriately. Transactions not classified as doubtful at the time of the forbearance are in general considered normal but under special surveillance. Those operations that remain classified as doubtful risk for not meeting the requirements for their reclassification to another category at the time of forbearance must fulfil a 12-month schedule of prudent payments, to ensure with reasonable certainty that the customer has recovered their payment capacity and is no longer doubtful.

The operation is no longer considered doubtful once this period has been completed, but remains subject to a trial period of special surveillance. This surveillance continues: whilst it is considered that the customer might still be experiencing financial difficulties; for at least two years; until the holder has paid all principal and interest outstanding from the date of the restructuring or refinancing; and providing that the holder has no other operations with amounts more than 30 days past due at the end of the trial period.

The internal models used by the Group for provisioning purposes include forborne transactions as follows:

•

Customers not subject to individual monitoring: the internal models consider forborne transactions as a distinct segment with its own probability of default calculated on the basis of past experience, considering, among other factors, the performance of the successive forbearance measures.

•

Customers subject to individual monitoring: the internal rating is an essential input in determining the probability of default. This rating is impacted by factors which are monitored regularly and must be updated at least once every six months for customers with forborne transactions.

At 31 December 2016, 37% of the forborne loan portfolio had undergone several modifications.

The following terms are used in Bank of Spain Circular 4/2016 with the meanings specified:

•

Refinancing transaction: transaction that is granted or used, for reasons relating to current or foreseeable financial difficulties of the borrower, to repay one or more of the transactions granted to it, or through which the payments on such transactions are brought fully or partially up to date, in order to enable the borrowers of the cancelled or refinanced transactions to repay their debt (principal and interest) because they are unable, or might foreseeably become unable, to comply with the conditions thereof in due time and form.

•

Restructured transaction: transaction with respect to which, for economic or legal reasons relating to current or foreseeable financial difficulties of the borrower, the financial terms and conditions are modified in order to facilitate the payment of the debt (principal and interest) because the borrower is unable, or might foreseeably become unable, to comply with the aforementioned terms and conditions in due time and form, even if such modification is envisaged in the agreement.

CURRENT REFINANCING AND RESTRUCTURING BALANCES

	31-12-2016
	Total							Of which: Non-performing/Doubtful
Amounts in millions of euros, except number of operations that are in units.	Without real guarantee (a)		With real guarantee				Impairment of accumulated value or accumulated losses in fair value due to credit risk.	Without real guarantee		With real guarantee				Impairment of accumulated value or accumulated losses in fair value due to credit risk
	Number of transactions	Gross amount	Number of transactions	Gross amount	Maximum amount of the actual collateral that can be considered.			Number of transactions	Gross amount	Number of transactions	Gross amount	Maximum amount of the actual collateral that can be considered.
					Real estate guarantee	Rest of real guarantees						Real estate guarantee	Rest of real guarantees
Credit entities	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Public sector	78	384	31	272	25	213	11	17	11	13	7	6	—	2
Other financial institutions and: individual shareholder	195	87	98	26	13	7	20	63	30	40	11	7	2	17
Non-financial institutions and individual shareholder	191,481	7,116	37,027	14,128	8,894	1,735	6,665	81,395	3,922	15,748	8,464	5,894	500	6,119
Of which: Financing for constructions and property development	644	151	3,299	4,368	3,325	97	1,933	412	98	2,570	3,598	2,656	22	1,903
Other warehouses	2,191,444	4,592	837,681	21,855	11,097	4,608	4,399	851,918	1,819	109,032	4,426	3,278	346	2,689
Total	2,383,198	12,179	874,837	36,281	20,029	6,563	11,095	933,393	5,782	124,833	12,908	9,185	848	8,827
Financing classified as non-current assets and disposable groups of items that have been classified as held for sale	—	—	—	—	—	—	—	—	—	—	—	—	—	—

The transactions presented in the foregoing tables were classified at 31 December 2016 by nature, as follows:

•

Non-performing: Operations that rest on an inadequate payment scheme will be classified within the non-performing category, regardless they include contract clauses that delay the repayment of the operation throughout regular payments or present amounts written off the balance sheet for being considered irrecoverable.

•

Performing: Operations not classifiable as non-performing will be classified within this category. Operations will also will be classified as normal if they have been reclassified from the non-performing category for complying with the specific criteria detailed below:

a)	A period of a year must have expired from the refinancing or restructuring date.

b)

The owner must have paid for the accrued amounts of the capital and interests, thus reducing the rearranged capital amount, from the date when the restructuring of refinancing operation was formalized.

c)	The owner must not have any other operation with amounts past due by more than 90 days on the date of the reclassification to the normal risk category.

The table below shows the changes in 2016 in the forborne loan portfolio:

Millions of euros	2016
Beginning balance	43,187
Refinancing and restructuring of the period	14,065
Memorandum item:Impact recorded in the income statement for the period	2,864
Debt repayment	(8,619)
Foreclosure	(802)
Derecognised from the consolidated balance sheet	(4,693)
Others variations	(5,773)
Balance at end of year	37,365

61% of the forborne loan transactions are classified as other than non-performing. Particularly noteworthy are the level of existing guarantees (55% of transactions are secured by collateral) and the coverage provided by specific allowances (representing 18% of the total forborne loan portfolio and 47% of the non-performing portfolio).

d)	Trading market and structural risk

1.	Activities subject to market risk and types of market risk

The scope of activities subject to market risk encompasses all operations exposed to net worth risk as a result of changes in market factors. It includes both risks arising from trading activities and the structural risks that are also affected by market fluctuations.

This risk arises from changes in the risk factors -interest rates, inflation rates, exchange rates, equity prices, credit spreads, commodity prices and the volatility thereof- and from the liquidity risk of the various products and markets in which the Group operates.

•

Interest rate risk is the possibility that fluctuations in interest rates might have an adverse effect on the value of a financial instrument, on a portfolio or on the Group as a whole. Interest rate risk affects, inter alia, loans, deposits, debt securities, most financial assets and liabilities held for trading and derivatives.

•

Inflation rate risk is the possibility that fluctuations in inflation rates might have an adverse effect on the value of a financial instrument, on a portfolio or on the Group as a whole. Inflation rate risk affects, inter alia, loans, debt securities and derivatives, the returns on which are linked to inflation or to an actual variation rate.

•

Foreign currency risk is defined as the sensitivity of the value of a position in a currency other than the base currency to a potential change in exchange rates. Accordingly, a long position in a foreign currency will generate a loss if this currency depreciates against the base currency. The positions affected by this risk include investments in subsidiaries in currencies other than the euro, and loans, securities and derivatives denominated in foreign currencies.

•

Equity risk is the sensitivity of the value of the open positions in equity securities to adverse changes in the market prices of those equity securities or in future dividend expectations. Equity risk affects, among other instruments, positions in shares, equity indices, convertible bonds and equity derivatives (puts, calls, equity swaps, etc.).

•

Credit spread risk is the sensitivity of the value of open positions in fixed-income securities or in credit derivatives to fluctuations in the credit spread curves or in the recovery rates (RR) of specific issuers and types of debt. The spread is the differential between the quoted price of certain financial instruments over other benchmark instruments, mainly the IRR of government bonds and interbank interest rates.

•

Commodity price risk is the risk arising from the effect of potential changes in commodity prices. The Group’s exposure to commodity price risk is not material and it is concentrated in commodity derivatives with customers.

•

Volatility risk is the sensitivity of the value of the portfolio to changes in the volatility of risk factors: interest rates, exchange rates, share prices, credit spreads and commodities. Volatility risk arises on financial instruments whose measurement model includes volatility as a variable, most notably financial option portfolios.

All these market risks can be mitigated in part or in full through the use of derivatives such as options, futures, forwards and swaps.

In addition, there are other market risks, which are more difficult to hedge and are as follows:

•

Correlation risk. Correlation risk is defined as the sensitivity of the value of the portfolio to changes in the relationship between risk factors (correlation), whether they are the same type (e.g. between two exchange rates) or different (e.g. between an interest rate and a commodity price).

•

Market liquidity risk. The risk that a Group entity or the Group as a whole may not able to unwind or close a position on time without affecting the market price or the cost of the transaction. Market liquidity risk may be caused by the reduction in the number of market makers or institutional investors, the execution of large volumes of transactions and market instability, and it increases as a result of the current concentration in certain products and currencies.

•

Prepayment or termination risk. When the contractual relationship in certain transactions explicitly or implicitly permits early repayment before maturity without negotiation, there is a risk that the cash flows might have to be reinvested at a potentially lower interest rate. It mainly affects mortgage loans or securities.

•

Underwriting risk. Underwriting risk arises as a result of an entity’s involvement in the underwriting of a placement of securities or other type of debt, thus assuming the risk of owning part of the issue or the loan if the entire issue is not placed among the potential buyers.

Pensions risk and actuarial risk are also affected by changes in market factors.

The activities are segmented by risk type as follows:

a)

Trading: financial services for customers, trading operations and positions taken mainly in fixed-income, equity and foreign currency products. This activity is managed mainly by the Santander Global Corporate Banking (SGCB) division.

b)	Structural risks: a distinction is made between on-balance-sheet risks and pensions and actuarial risks:

b.1)

Structural balance sheet risks: market risks inherent to the balance sheet, excluding financial assets and liabilities held for trading. Decisions affecting the management of these risks are taken through the ALCO committees in the respective countries in coordination with the Group’s ALCO committee and are implemented by the financial management division. The aim pursued is to ensure the stability and recurring nature of both the net interest margin of the commercial activity and the Group’s economic value, whilst maintaining adequate liquidity and solvency levels. The structural balance sheet risks are as follows:

•	Structural interest rate risk: arises as a result of the maturity and repricing gaps of all the assets and liabilities on the balance sheet.

•

Structural foreign currency risk/hedges of results: foreign currency risk resulting from the fact that investments in consolidated and non-consolidated companies are made in currencies other than the euro (structural exchange rate). In addition, this item includes the positions to hedge the foreign currency risk on future results generated in currencies other than the euro (hedges of results).

•	Structural equity risk: this item includes equity investments in non-consolidated financial and non-financial companies and available-for-sale portfolios comprising equity positions.

b.2)	Pensions and actuarial risks

•

Pensions risk: the risk assumed by the entity in relation to pension obligations to its employees. This relates to the possibility that the fund may not cover these obligations in the accrual period of the benefits and the return obtained by the portfolio may not be sufficient and might oblige the Group to increase the level of contributions.

•	Actuarial risk: unexpected losses arising as a result of an increase in the obligations to policyholders, and losses arising from an unexpected increase in expenses.

2.	Trading market risk

The Group’s trading risk profile remained moderately low in 2016, in line with previous years, due to the historical focus of the Group’s activity on providing a service to its customers, the limited exposure to complex structured products and the diversification by geographical area and risk factor.

The standard methodology the Group applies to trading activities is Value at Risk (VaR), which measures the maximum expected loss with a certain confidence level and time frame. The standard for historic simulation is a confidence level of 99% and a time frame of one day. Statistical adjustments are applied enabling the most recent developments affecting the levels of risk assumed to be incorporated efficiently and quickly. A time frame of two years or at least 520 days from the reference date of the VaR calculation is used. Two figures are calculated every day: one applying an exponential decay factor that accords less weight to the observations furthest away in time and another with the same weight for all observations. The higher of the two is reported as the VaR

The detail of the metrics risk related to the Group’s balance sheet items as of December 31, 2016 is as follows:

		Main market risk metric
	Balance sheet amount	VaR	Other	Main risk factor for ‘Other’ balance
Assets subject to market risk	1,339,125	189,372	1,149,753
Cash and deposits at central banks	76,454		76,454	Interest rate
Trading portfolio	148,187	147,738	449	Interest rate; credit spread
Other financial assets at fair value	31,609	31,284	325	Interest rate; credit spread
Available-for-sale financial assets	116,774	—	116,774	Interest rate; equities
Investments	4,836	—	4,836	Equities
Hedging derivatives	10,377	10,350	27	Interest and exchange rates
Loans	854,472		854,472	Interest rate
Other assets financials[1]	35,531		35,531	Interest rate
Other non-financial assets[2]	60,885		60,885
Liabilities subject to market risk	1,339,125	157,098	1,182,027
Trading portfolio	108,765	108,696	69	Interest rate; credit spread
Other financial liabilities at fair value	40,263	40,255	8	Interest rate; credit spread
Hedging derivatives	8,156	8,147	9	Interest and exchange rates
Financial liabilities at amortised cost[3]	1,044,688		1,044,688	Interest rate
Provisions	14,459		14,459	Interest rate
Other financial liabilities	9,025		9,025	Interest rate
Equity	102,699		102,699
Other non-financial liabilities	11,070		11,070

1.	Includes adjustments to macro hedging, non-current assets held for sale, reinsurance assets, and insurance contracts linked to pensions and fiscal assets.
2.	Includes intangible assets, material assets and other assets.
3.	Macro hedging adjustment.

VaR during 2016 fluctuated between EUR 11.1 million and EUR 32.9 million (EUR 10.3 million and EUR 31 million in 2015). The most significant changes were related to changes in exchange rate and interest rate exposure and also market volatility.

The average VaR in 2016 was EUR 18.3 million very similar to the two previous years (EUR 15.6 million in 2015).

As regards the VaR by risk factor, on average, the exposure was concentrated, in this order, in interest rates, equities, exchange rates and commodities. This is shown in the table below:

VaR statistics and Expected Shortfall by risk factor

Million euros. VaR at 99% and ES at 97.5% with one day time horizon.

		2016					2015		2014
		VaR (99%)				ES (97.5%)	VaR		VaR
		Minimum	Average	Maximum	Latest	Latest	Average	Latest	Average	Latest
	Total	11.1	18.3	32.9	17.9	17.6	15.6	13.6	16.9	10.5

Total Trading	Diversification effect	(3.6)	(10.3)	(20.9)	(9.6)	(9.5)	(11.1)	(5.8)	(13.0)	(9.3)
	Interest rate	8.9	15.5	23.1	17.9	16.8	14.9	12.7	14.2	10.5
	Equities	1.0	1.9	3.3	1.4	1.7	1.9	1.1	2.7	1.8
	Exchange rate	3.3	6.9	13.3	4.8	4.9	4.5	2.6	3.5	2.9
	Credit spread	2.4	4.2	7.4	3.3	3.6	5.2	2.9	9.3	4.6
	Commodities	0.0	0.1	0.2	0.1	0.1	0.2	0.1	0.3	0.1

The Group continued to have very limited exposure to complex structured instruments or vehicles, as a reflection of its culture of management in which prudence in risk management constitutes one of its principal symbols of identity. Specifically, at 2016 year-end, the Group had:

•

Hedge funds: the total exposure is not significant (EUR 179.4 and 219,8 million at close of December 2016 and 2015) and is all indirect, acting as counterparty in derivatives transactions. The risk with this type of counterparty is analysed case by case, establishing percentages of collateralisation on the basis of the features and assets of each fund. Exposure has fallen compared with the previous year.

•

Monolines: the Santander Group’s exposure to bond insurance companies (monolines) was, EUR 49.5 million as of December 2016, mainly indirect exposure, EUR 49 million by virtue of the guarantee provided by this type of entity to various financing or traditional securitisation operations. The exposure in this case is to double default, as the primary underlying assets are of high credit quality. The small remaining amount is direct exposure (for example, via purchase of protection from the risk of non- payment by any of these insurance companies through a credit default swap). Exposure has fallen compared with the previous year.

This was mainly due to the integration of positions of institutions acquired by the Group, as Sovereign in 2009. All these positions were known at the time of purchase, having been duly provisioned. These positions, since their integration in the Group, have been notably reduced, with the ultimate goal of eliminating them from the balance sheet..

Santander’s policy for approving new transactions related to these products remains very prudent and conservative. It is subject to strict supervision by the Group’s senior management. Before approving a new transaction, product or underlying asset, the risks division verifies:

•	The existence of an appropriate valuation model to monitor the value of each exposure: Mark-to-Market, Mark-to-Model or Mark-to-Liquidity.

•	The availability in the market of observable data (inputs) needed to be able to apply this valuation model.

Provided the two aforementioned conditions are met, the risk division ascertains:

•	The availability of appropriate systems, duly adapted to calculate and monitor every day the results, positions and risks of new operations.

•	The degree of liquidity of the product or underlying asset, in order to make possible their coverage when deemed appropriate.

Calibration and test measures

The real losses can differ from the forecasts by the VaR for various reasons related to the limitations of this metric. This is set out in detail later in the section on the methodologies. The Group regularly analyses and contrasts the accuracy of the VaR calculation model in order to confirm its reliability.

The most important test consists of backtesting exercises, analysed at the local and global levels and in all cases with the same methodology. Backtesting consists of comparing the forecast VaR measurements, with a certain level of confidence and time frame, with the real results of losses obtained in a same time frame. This enables anomalies in the VaR model of the portfolio in question to be detected (for example, shortcomings in the parameterisation of the valuation models of certain instruments, not very adequate proxies, etc).

Santander calculates and evaluates three types of backtesting:

•

“Clean” backtesting: the daily VaR is compared with the results obtained without taking into account the intra-day results or the changes in the portfolio’s positions. This model serves to check the accuracy of the individual models used to assess and measure the risks of the various positions.

•	Backtesting on complete results: daily VaR is compared with the day’s net results, including the results of intra-day operations and those generated by fees and commissions.

•

Backtesting on complete results without mark-ups or fees and commissions: daily VaR is compared with the day’s net results, including the results of intra-day operations but excluding those generated by mark-ups and fees and commissions. This method is intended to obtain an idea of the intra-day risk assumed by the Group’s treasury areas.

In the first case and for the total portfolio, there were four exceptions for Value at Earnings (VaE)6 at 99% in 2016 (days on which daily profit was higher than VaE) on 12 and 18 February, 13 April and 24 June. These were caused primarily by major shifts in the exchange rates of the euro and US dollar against the Brazilian real and the interest rate curves for these currencies, together with a generalised increase in volatility in the markets as a result of Brexit.

There was also an exception to VaR at 99% (days on which the daily loss was higher than the VaR) on 3 February, caused mainly, as in the above cases, by high exchange rate volatility, in this case of the euro and dollar against the Brazilian real.

The number of exceptions occurred is consistent with the assumptions specified in the VaR calculation model.

3.	Structural balance sheet risks[6]

3.1.	Main aggregates and variations

The market risk profile inherent in Grupo Santander’s balance sheet, in relation to its asset volumes and shareholders’ funds, as well as the budgeted financial margin, remained moderate in 2016, in line with previous years.

Structural VaR

A standardised metric such as VaR can be used for monitoring total market risk for the banking book, excluding the trading activity of Santander Global Corporate Banking distinguishing between fixed income (considering both interest rates and credit spreads on ALCO portfolios), exchange rate and equities.

In general the structural VaR is not significant according to the assets amounts or Capital of the Group:

Structural VaR

Million euros. VaR at 99% over a one day horizon.

	2016				2015		2014
	Minimum	Average	Maximum	Latest	Average	Latest	Average	Latest
Structural VaR	717.8	869.1	990.6	919.2	698.5	710.2	718.6	809.8

Diversification effect	(288.0)	(323.3)	(399.5)	(315.7)	(509.3)	(419.2)	(364.1)	(426.1)
VaR interest rate*	242.5	340.3	405.8	323.3	350.0	264.2	539.0	493.6
VaR exchange rate	564.1	603.4	652.7	588.5	634.7	657.1	315.3	533.8
VaR equities	199.3	248.7	331.5	323.0	223.2	208.1	228.4	208.5

*	Includes credit spread VaR on ALCO portfolios.

[6]	Includes the total balance sheet, except for financial assets and liabilities held for trading.

Structural interest rate risk

•	Europe and the United States

The main balance sheets, i.e. those of Spain, the UK and the US, in mature markets and against a backdrop of low interest rates, reported positive sensitivities of the market value of equity and of the net interest margin to interest rate rises.

Exposure levels in all countries are moderate in relation to the annual budget and capital levels.

At the end of 2016, net interest income risk at one year, measured as sensitivity to parallel changes in the worst-case scenario of ±100 basis points, was concentrated in the euro rate curves to EUR 186 million, Sterling to EUR 166 million, the US dollar to EUR 140 million and the Polish zloty with EUR 32 million, in all cases at risk of rate cuts.

At the same date, the main risk to the most relevant economic value of equity, measured as its sensitivity to parallel changes in the yield curve of ±100 basis points in the worst-case scenario, was in the euro interest rate curve, at EUR 3,736 million, followed by the US dollar at EUR 341 million, the British pound at EUR 59 million and the Polish zloty at EUR 45 million, all with a risk of falling interest rates, scenarios which are now very unlikely.

•	Latin America

The balance sheets are positioned, in terms of both value of equity and net interest margin, for falling interest rates, except in the case of the net interest margin in Mexico, since the country’s excess liquidity is invested in local currency in the short term.

In 2016 the level of exposure in all countries continued to be moderate in relation to the annual budget and the amount of capital.

At the end of the year, net interest income risk over one year, measured as sensitivity to parallel ± 100 basis point movements in the worst-case scenario, was concentrated in three countries: Brazil (EUR 112 million), Chile (EUR 37 million) and Mexico (EUR 32 million).

Risk to the economic value of equity over one year, measured as sensitivity to parallel ± 100 basis point movements in the worst-case scenario, was also concentrated in Brazil (EUR 489 million), Chile (EUR 166 million) and Mexico (EUR 113 million).

•	VaR of on-balance-sheet structural interest rate risk

In addition to sensitivities to interest rate fluctuations (shifts not only of ±100 basis points, but also of ±25, ±50 and ±75 basis points are assessed, in order to better characterise risk in countries with very low rate levels), the Group uses other methods to monitor on-balance-sheet structural interest rate risk including, inter alia, scenario analysis and VaR calculations, using a methodology similar to that used for the trading book.

Structural interest rate risk, measured in terms of VaR at one-day and at 99%, averaged EUR 340.3 million in 2016. It is important to note the high level of diversification between the Europe and United States balance sheets and those of Latin America.

Structural foreign currency risk/hedges of results

Structural foreign currency risk arises from the Group’s operations in foreign currencies, and relates mainly to long-term investments, the results thereof and the hedges for both.

Foreign currency risk is managed dynamically, in order to limit the impact on the core capital ratio of exchange rate fluctuations. In 2016 the coverage levels of the core capital ratio by currency risk have remained around 100%.

At the end of 2016, the largest exposures of permanent investments (with their potential impact on equity) were, in order, in Brazilian reais, pounds sterling, US dollars, Chilean pesos, Mexican pesos and Polish zlotys. The Group hedges some of these positions of a permanent nature with exchange-rate derivatives.

Additionally, the financial management division at consolidated level is responsible for managing the foreign currency risk inherent in the expected results and dividends of the Group at the units whose base currency is not the euro.

Structural equity risk

Santander maintains equity positions in its banking book in addition to those of the trading portfolio. These positions are maintained as available for sale portfolios (capital instruments) or as equity stakes, depending on the percentage and control of the holding.

The equity portfolio available for the banking book at the end of 2016 was diversified in securities in various countries, mainly Spain, China, the USA, Brazil and the Netherlands. Most of the portfolio is invested in the financial and insurance sectors. Other sectors, to a lesser extent, are public administrations (stake in Sareb), professional, scientific and technical activities, the transport and storage sector and manufacturing industry.

Structural equity positions are exposed to market risk. VaR is calculated for these positions using market price data series or proxies.

3.2.	Methodologies

Structural interest rate risk

The Group analyses the sensitivity of the net interest margin and market value of equity to changes in interest rates. This sensitivity arises from maturity and interest rate repricing gaps in the various balance sheet items.

Taking into consideration the balance-sheet interest rate position and the market situation and outlook, the necessary financial measures are adopted to align this position with that desired by the Group. These measures can range from the taking of positions on markets to the definition of the interest rate features of commercial products.

The metrics used by the Group to control interest rate risk in these activities are the repricing gap, the sensitivity of net interest margin and market value of equity to changes in interest rates, the duration of capital and value at risk (VaR) for economic capital calculation purposes.

Structural foreign currency risk/hedges of results

These activities are monitored by measuring positions, VaR and results on a daily basis.

Structural equity risk

These activities are monitored by measuring positions, VaR and results on a monthly basis.

Limit control system

For trading market risk, structural balance sheet risk limits are established, within the framework of the annual limit plan, in response to the level of the Group’s risk appetite.

The main limits are:

•	On-balance-sheet structural interest rate risk:

•	Limit on net interest margin sensitivity at one year.

•	Limit on the sensitivity of the market value of equity.

•	Structural foreign currency risk: Net position in each currency (for positions hedging results).

If any of these limits or sublimits are breached, risk management officers must explain the reasons why and provide an action plan for remedying the situation.

4.	Pensions and actuarial risks

4.1.	Pensions risk

In managing the risk associated with the defined-benefit employee pension funds, the Group assumes the financial, market, credit and liquidity risks incurred in connection with the fund’s assets and investments and the actuarial risks arising from the fund’s liabilities, i.e. the pension obligations to its employees.

The aim pursued by the Group in pensions risk control and management is primarily to identify, measure, follow up, control, mitigate and report this risk. The Group’s priority, therefore, is to identify and mitigate all clusters of pensions risk.

Therefore, in the methodology used by the Group, the total losses on assets and liabilities in a stress scenario defined by changes in interest rates, inflation, stock markets and property indices, as well as credit and operational risk, are estimated every year.

4.2.	Actuarial risk

Actuarial risk arises from biometric changes in the life expectancy of insureds (life insurance), unexpected increases in projected indemnity payments in non-life insurance and, in any event, unexpected changes in the behaviour of insurance policyholders in exercising the options envisaged in the contracts.

A distinction is made between the following actuarial risks:

•	Life liability risk: risk of loss in the value of life insurance liabilities caused by fluctuations in the risk factors affecting such liabilities:

•	Mortality/longevity risk: risk of loss due to changes in the value of liabilities as a result of changes in the estimate of the probability of death/survival of insureds.

•	Morbidity risk: risk of loss due to changes in the value of liabilities as a result of changes in the estimate of the probability of disability/incapacity of insureds.

•

Surrender/lapse risk: risk of loss due to changes in the value of liabilities as a result of the early termination of the contract or changes in the policyholders’ exercise of rights with regard to surrender, extraordinary contributions and/or paid up options.

•	Expense risk: risk of loss due to changes in the value of liabilities arising from adverse variances in expected expenses.

•	Catastrophe risk: losses caused by the occurrence of catastrophic events that increase the entity’s life liabilities.

•	Non-life liability risk: risk of loss due to changes in the value of non-life insurance liabilities caused by fluctuations in the risk factors affecting such liabilities:

•	Premium risk: loss arising from the lack of sufficient premiums to cater for claims that might be made in the future.

•	Reserve risk: loss arising from the lack of sufficient reserves for claims incurred but not settled, including the expenses arising from the management of such claims.

•	Catastrophe risk: losses caused by the occurrence of catastrophic events that increase the entity’s non-life liabilities.

d)	Liquidity and funding risk

1.	Liquidity management

Structural liquidity management seeks to finance the Group’s recurring business with optimal maturity and cost conditions, avoiding the need to assume undesired liquidity risks.

Liquidity management at the Group is based on the following principles:

•	Decentralised liquidity model.

•	Medium- and long-term liquidity needs arising from the business must be funded using medium- and long-term instruments.

•	High proportion of customer deposits, as a result of a commercial balance sheet.

•	Diversification of wholesale funding sources by: instrument/investor; market/currency; and maturity.

•	Restrictions on recourse to short-term wholesale financing.

•	Availability of a sufficient liquidity reserve, including a capacity for discounting at central banks, to be drawn upon in adverse situations.

•	Compliance with the regulatory liquidity requirements at Group and subsidiary level, as a new conditioning factor in management.

In order to ensure the effective application of these principles by all the Group entities, it was necessary to develop a single management framework resting on the following three cornerstones:

•

A solid organisational and governance model that ensures the involvement of the senior management of subsidiaries in decision-taking and its integration into the Group’s global strategy. The decision-making process for all structural risks, including liquidity and funding risk, is carried out by local asset and liability committees (ALCO) in coordination with the global ALCO, which is the body empowered by Banco Santander’s board in accordance with the ALM corporate framework.

•

In-depth balance sheet analysis and measurement of liquidity risk, supporting decision-taking and its control. The objective is to ensure the Group maintains optimum levels of liquidity to cover its short and long-term needs with stable funding sources, optimising the impact of its cost on the income statement, both under ordinary circumstances and under stress.

•

Management adapted in practice to the liquidity needs of each business. Every year, based on business needs, a liquidity plan is developed which will ensure a solid balance sheet structure, with a diversified presence in the wholesale markets in terms of products and maturities, with moderate recourse to short-term products; the use of liquidity buffers and limited use of balance sheet assets, as well as complying with both regulatory metrics and other metrics included in each entity’s risk appetite statement. Over the course of the year, all the dimensions of the plan are monitored

The Group develops the ILAAP, or internal liquidity adequacy process), an internal self-assessment process of the adequacy of liquidity which must be integrated into the Group’s other risk management and strategic processes. It focuses on both quantitative and qualitative matters and is used as input for the SREP (Supervisory Review and Evaluation Process). The ILAAP shares the stress scenarios described above, with the Santander Group recording sound liquidity ratios in all of these

Funding strategy and evolution of liquidity in 2016

2.1.	Funding strategy

Santander’s funding activity over the last few years has focused on extending its management model to all Group subsidiaries, including new incorporations, and, in particular, adapting the strategies of the subsidiaries to the increasingly demanding requirements of both markets and regulators.

In general terms, the approaches to funding strategies and liquidity management implemented by Santander subsidiaries are being maintained.

•	Maintaining adequate and stable medium and long-term wholesale funding levels.

•	Ensuring a sufficient volume of assets which can be discounted in central banks as part of the liquidity reserve.

•	Strong liquidity generation from the commercial business through lower credit growth and increased emphasis on attracting customer deposits

All these developments, built on the foundations of a solid liquidity management model, enable Santander to enjoy a very robust funding structure today. The basic features of this are:

•

High share of customer deposits in a retail banking balance sheet. Customer deposits are the main source of the Group’s funding, representing around two-thirds of the Group’s net liabilities (i.e. of the liquidity balance) and 87% of net loans at the end of 2016.

•

Diversified wholesale funding focused on the medium and long term, with a very small relative short-term component . Medium and long term wholesale funding accounts for 20%% of the Group’s net funding and comfortably covers the lending not financed by customer deposits (commercial gap).

This funding is well balanced by instruments (approximately 40% senior debt, 30% securitisations and structured products with guarantees, 20% covered bonds, and the rest preferred shares and subordinated debt) and also by markets so that those with the highest weight in issues are those where investor activity is the strongest.

2.2.	Evolution of liquidity in 2016

At the end of 2016, in comparison with 2015, the Group reported:

•

A stable ratio of credits over net assets (total assets minus trading derivatives and inter-bank balances) of 75%, similar to the level in recent years. This high level in comparison with European competitors reflects the retail nature of Grupo Santander’s balance sheet.

•	Net loan-to-deposit ratio (LTD ratio) at 114%, within a very comfortable range (below 120%). This stability shows a balanced growth between assets and liabilities.

•	The ratio of customer deposits plus medium and long-term funding to lending was held at 114% in the year.

•	Reduced recourse to short-term wholesale funding. The ratio was around 3%, in line with previous years.

•

Lastly, the Group’s structural surplus (i.e. the excess of structural funding resources—deposits, medium and long-term funding and capital - over structural liquidity needs—fixed assets and loans) rose in 2016, to an average of EUR 151,227 million, unchanged on the end of the previous year.

Early compliance with regulatory ratios

As part of its liquidity management model, in recent years the Group has been managing the implementation, monitoring and early compliance with the new liquidity requirements set by international financial legislation.

•	LCR (Liquidity Coverage Ratio)

Implementation was delayed until October 2015, although the initial compliance level of 60% was maintained. This percentage will be gradually increased to 100% in 2018.

The Group’s strong short-term liquidity starting position, combined with autonomous management of the ratio in all major units, enabled compliance levels of more than 100% to be maintained throughout the year, at both the consolidated and individual levels. As of December 2016, the Group’s LCR ratio stood at 146%, comfortably exceeding the regulatory requirement. Although this requirement has only been set at the Group level, the other subsidiaries also comfortably exceed this minimum ratio: Spain 134%, the UK 139%, Brazil 165%.

•	NSFR (Net Stable Funding Ratio)

The final definition of the net stable funding ratio was approved by the Basel Committee in October 2014, and will come into force on 1 January 2018.

In relation to this ratio, the Group benefits from a high weighting of customer deposits, which are more As regards this ratio, Santander benefits from a high weight of customer deposits, which are more stable, permanent liquidity needs deriving from commercial activity funded by medium and long-term instruments and limited recourse to short-term funds. Taken together, this enabled Santander to maintain a balanced liquidity structure, with a high NSFR. This ratio stood at over 100% at the Group level and in most subsidiaries at al year-end 2016, even though this is not required until 2018

.

Asset encumbrance

It is important to note the Group’s moderate use of assets as security for structural balance-sheet funding sources.

Following the guidelines laid down by the European Banking Authority (EBA) in 2014, the concept of asset encumbrance includes both on-balance-sheet assets provided as security in transactions to obtain liquidity and off-balance-sheet assets that have been received and re-used for the same purpose, as well as other assets associated with liabilities for reasons other than funding.

The reported Group information as required by the EBA at 2016 year-end is as follows:

On-balance-sheet encumbered assets

Thousands of millions of euros	Carrying amount of encumbered assets	Carrying amount of non- encumbered assets
Credits and loans	210.2	725.0
Equity instruments	10.9	9.7
Debt securities	62.6	128.8
Other assets	19.5	172.5

Total assets	303.2	1,035.9

Encumbrance of collateral received

Thousands of millions of euros	Fair value of encumbered collateral received or own debt securities issued	Fair value of collateral received or own debt securities issued available for encumbrance
Collateral receive	54.6	43.6
Credits and loans	—	—
Equity instruments	1.9	3.1
Debt securities	50.5	35.5
Other collateral received	2.2	5.1

Own debt securities issued other than own covered bonds or ABSs	—	4.1

Encumbered assets and collateral received and matching liabilities

Thousands of millions of euros	Matching liabilities, contingent liabilities or securities lent	Assets, collateral received and own debt securities issued other than covered bonds and ABSs encumbered
Total sources of encumbrance (carrying amount)	279.4	357.8

On-balance-sheet encumbered assets amounted to EUR 303.2 thousand million, more than two-thirds of which are loans (mortgage loans, corporate loans, etc.). Off-balance-sheet encumbered assets amounted to EUR 54.6 thousand million, relating mostly to debt securities received as security in asset purchase transactions and re-used. Taken together, these two categories represent a total of EUR 357.8 thousand million of encumbered assets, which give rise to EUR 279.4 thousand million of matching liabilities.

At 31 December 2016 total assets encumbered in funding transactions represented 25 % of the Group’s expanded balance sheet under EBA standards (total assets plus collateral received: EUR 1,437 thousand million at December 2016). Therefore, the ratio of encumbered assets in funding transactions remained at the same level as in 2014: the Group’s recourse to TLTROs in 2016 was offset by the maturity of secured debt (mainly mortgage-backed securities) that has been replaced by unsecured debt.

Lastly, regard should be had to the different sources of encumbrance and the role they play in the Group’s funding:

•

47 % of total encumbered assets relate to security provided in medium- and long-term financing transactions (with residual maturity of more than one year) to fund the commercial balance-sheet activity. This places the level of asset encumbrance in “structural” funding transactions at 12 % of the expanded balance sheet under EBA standards.

•

The other 53 % relate to transactions in the short-term market (with residual maturity of less than one year) or to security provided in derivative transactions whose purpose is not to fund the ordinary business activity but rather to ensure efficient short-term liquidity management.

f)	Operational risk

1.	Definition and objectives

Following the Basel framework, Grupo Santander defines operational risk (OR) as the risk of losses from defects or failures in its internal processes, employees or systems, or external events, thus covering risk categories such as fraud, and technological, cyber, legal and conduct risk.

Operational risk is inherent in all products, activities, processes and systems, and is generated in all business and support areas; accordingly, all employees are responsible for managing and controlling the risks arising in their area of activity.

The Group’s objective in controlling and managing operational risk is to identify, measure, evaluate, monitor, control, mitigate and communicate this risk.

The Group’s priority is thus to identify, assess and mitigate risk concentrations, regardless of whether they produce losses or not. Analysing exposure to OR helps to establish priorities in managing this risk.

For the purpose of calculating regulatory capital for operational risk, the Group has been applying the standardised approach provided for under the European Capital Requirements Directive.

2.	Operational risk management and control model

2.1.	Operational risk management cycle

The operational risk management and control model includes the following phases:

•	Identification of the operational risk inherent in all the Group’s activities, products, processes and systems.

•	Define the target profile for the risk, specifying the strategies by unit and time frame, by establishing the OR appetite and OR tolerance for the annual losses estimation and monitoring thereof

•	Promote the involvement of all employees in the operational risk culture, through adequate training in all spheres and at all levels.

•	Measure and assess operational risk objectively, continuously and consistently with regulatory standards (BCBS, European Banking Authority, Single Supervisory mechanism, Bank of Spain) and the sector.

•	Continuously monitor operational risk exposure, and implement control procedures, improve the internal control environment and mitigate losses.

•	Establish mitigation measures that eliminate or minimise the risk.

•	Produce regular reports on operational risk exposure and its level of control for senior management and the Group’s areas and units, and inform the market and regulatory bodies.

•	Define and implement the methodology needed to calculate internal capital in terms of expected and unexpected loss.

The following is required for each of the key processes indicated above:

•

Definition and implementation of systems enabling the Group to monitor and control operational risk exposures. These systems are integrated into the Group’s daily management, using the current technology and maximising the automation of applications.

•	Definition and documentation of operational risk management and control policies and implementation of the related methodologies and tools consistent with current regulations and best practices.

2.2.	Risk identification, measurement and assessment model

In order to identify, measure and assess operational risk, the Group defined a set of quantitative and qualitative corporate techniques/tools that are combined to perform a diagnosis based on the identified risks and obtain a valuation through the measurement/assessment of the area/unit.

The quantitative analysis of this risk is carried out mainly with tools that register and quantify the level of losses associated with operational risk events. Qualitative analysis seek to assess aspects (coverage, exposure) linked to the risk profile, enabling the existing control environment to be captured.

The tools defined for the qualitative analysis aim to assess aspects (coverage/exposure) linked to the risk profile, thereby making it possible to capture the control environment in place.

2.3.	Operational risk information system

The Group has a corporate information system that supports the operational risk management tools and facilitates the information and reporting functions and requirements at local and corporate level.

This system features event recording, risk mapping, assessment, indicator, mitigation and reporting modules, and is applicable to all the Group entities.

3.	Mitigation measures

The Group uses the model to monitor the mitigation measures for the main risk sources which have been identified through the tools (internal event database, indicators, self-assessment, scenarios, audit recommendations, etc.) used in OR management, and the preventive implementation of operational risk management and control policies and procedures.

Active mitigation management became even more important in 2016. A new governance model has been introduced, with the participation of the first line of defence and the operational risk control function, through which specialist business and support functions exercise additional control.

The most significant mitigation measures have been centred on improving the security of customers in their usual operations, the management of external fraud, continued improvements in processes and technology, and management of the sale of products and adequate provision of services.

Cybersecurity and data security plans

Throughout 2016, Santander continued paying full attention to cyber-security risks, which affect all companies and institutions, including those in the financial sector. This situation is a cause of concern for all entities and regulators, prompting the implementation of preventative measures to be prepared for any attack of this kind. One particularly noteworthy technical improvement has been in protection measures to cope with denial of service attacks

The Group has evolved its internal cyber-security model to reflect international standards (including, the US NIST—National Institute of Standards and Technology—framework), incorporating concepts which can be used to assess the degree of maturity in deployment. Based on this new assessment model, individual in-situ analyses have been carried out in the main geographies to identify deficiencies and include them in the cyber-security Master Plans.

The Group’s organisational and governance structure for the management and control of this risk has also been beefed up. Specific committees have been set up and cyber-security metrics have been included in the Group’s risk appetite.

The Group’s intelligence and analysis function has also been reinforced, by contracting bank threat monitoring services.

Progress has also been made in the incident registration, notification and escalation mechanisms for internal reporting and reporting to supervisors

Another good practice which has been continued is that local units take part in different coordinated cyber-exercises in the different countries with public bodies, and also carrying out internal cyber-security scenarios such as risk assessment mechanisms, and response capacity tests when faced with these kinds of events

In addition, observation and analytical assessment of the events in the sector and in other industries enables us to update and adapt our models for emerging threats

4.	Business continuity plan

The Group has a business continuity management system to ensure the continuity of the business processes of its entities in the event of a disaster or serious incident.

This basic objective consists of the following:

•	Minimise the possible damage from an interruption to normal business operations on people, and adverse financial and business impacts for the Group.

•	Reduce the operational effects of a disaster, providing predefined and flexible guidelines and procedures to be used to re-launch and recover processes.

•	Restart time-sensitive business operations and associated support functions, in order to achieve business continuity, stable profits and planned growth.

•	Protect the public image of, and confidence in, Grupo Santander.

•	Meet the Group’s obligations to its employees, customers, shareholders and other stakeholders.

During 2016, the Group continued to advance in implementing and continuously improving its business continuity management system. The methodology has been reviewed to include the definition of scenarios and plans to cope with emergency risks (such as cyber-risks), the reference policy for preparing IT contingency plans has been updated, and a control dashboard has been designed and deployed for monitoring the status of continuity plans in all geographies in which the Bank operates.

5.	Other matters relating to operational risk control and monitoring

Analysis and monitoring of controls in market operations

In view of the specific features and complexity of financial markets, the Group continually improves its operational control procedures in order to remain in line with new regulations and best market practices. Thus, in 2016, further improvements were made to the control model for this business, placing particular emphasis on the following points:

•	Analysis of individual transactions of each Treasury trader in order to detect anomalous behaviour not aligned with the specific limits for each desk.

•

Improvement of the “Speachminer” tool, which enhances control over recordings and enables compliance with new record keeping requirements for monitoring communication channels, adapted to the requirements of new regulations.

•	Strengthening of controls on cancelling and modifying operations and calculation of the actual cost thereof, where these are due to operational errors.

•	Reinforcement of additional controls to detect and prevent irregular transactions (such as controls on triangular sales).

•	Formalisation of IT procedures, tools and systems for cyber-security protection, prevention and training.

•	Review of specific procedure for control and governance of trading in remote books used in some geographies and applying the procedure to the rest

•

Development of the Keeping in B project. This involves a range of inter-disciplinary teams seeking to reinforce aspects relating to corporate governance, compliance with money laundering and credit risk controls and procedures, the architecture of financial and operational architecture, technological platforms, regulatory and organisational aspects and sufficiency of resources.

Lastly, it is important to note that the business is also undertaking a global transformation and evolution of its operational risk management model. This involves modernising its technology platforms and operational processes to incorporate a robust control model, enabling a reduction of the operational risk associated with its business.

Corporate information

The operational risk function has an operational risk management information system that provides data on the Group’s main risk elements. The information available from each country/unit in the operational risk sphere is consolidated to obtain a global view with the following features:

•	Two levels of information: one corporate, with consolidated information, and the other individualised for each country/unit.

•	Dissemination of best practices among the Group’s countries/units, obtained from the combined study of the results of qualitative and quantitative analyses of operational risk.

This information acts as the basis for meeting reporting requirements vis-à-vis the risk control committee, the risk, regulation and compliance oversight committee, the operational risk committee, senior management, regulators, rating agencies, etc.

The role of insurance in operational risk management

Grupo Santander regards insurance as a key element in the management of operational risk. In 2016, the Group has continued to develop procedures with a view to achieving better coordination between the different functions involved in management cycle of insurance policies used to mitigate operational risk. Once the functional relationship between the own insurance and operational risk control areas is established, the primary objective is to inform the different first line risk management areas of the adequate guidelines for the effective management of insurable risk. The following activities are particularly important.

•	Identification of all risks in the Group that can be covered by insurance, including identification of new insurance coverage for risks already identified in the market.

•	Establishment and implementation of criteria to quantify the insurable risk, backed by analysis of losses and loss scenarios that enable the Group’s level of exposure to each risk to be determined.

•	Analysis of coverage available in the insurance market, as well as preliminary design of the conditions that best suit the identified and assessed needs.

•

Technical assessment of the protection provided by the policy, its costs and the elements retained in the Group (franchises and other elements at the responsibility of the insured) in order to make contracting decisions.

•	Negotiating with suppliers and award of contracts in accordance with the procedures established by the Group.

•	Monitoring of incidents declared in the policies, as well as of those not declared or not recovered due to an incorrect declaration, establishing protocols for action and specific monitoring forums.

•	Analysis of the adequacy of the Group’s policies for the risks covered, taking appropriate corrective measures for any shortcomings detected.

•	Close cooperation between local operational risk executives and local insurance coordinators to strengthen mitigation of operational risk.

•

Active involvement of both areas in the global insurance sourcing unit, the Group’s highest technical body for defining coverage strategies and contracting insurance, the forum for monitoring the risk insured (created specifically in each geography to monitor the activities mentioned in this section), the claim monitoring forum, and the corporate operational risk committee.

g)	Compliance and conduct risk

1.	Scope, mission, definitions and objective

The compliance and conduct function fosters the adherence of the Group to the rules, supervisory requirements, principles and values of good conduct, by setting standards, and discussing, advising and reporting in the interest of employees, customers, shareholders and the community at large.

This function addresses all matters related to regulatory compliance, prevention of money laundering and terrorism financing, governance of products and consumer protection, and reputational risk.

Under the current corporate configuration of the three lines of defence in Grupo Santander, compliance and conduct was consolidated in 2016 as an independent second-line control function reporting directly and regularly to the Board of Directors and the committees thereof, through the GCCO (Group Chief Compliance Officer), who acts independently. The compliance and conduct function reports to the Chief Executive Officer (CEO). This configuration is aligned with the requirements of banking regulation and with the expectations of supervisors.

Compliance risks are defined as including the following:

•	Compliance risk: the risk arising from non-compliance with the legal framework, internal rules or the requirements of regulators and supervisors.

•

Conduct risk: the risk caused by inappropriate practices vis-à-vis the Bank’s relationship with its customers, the treatment and products offered to customers, and their suitability for each particular customer.

•	Reputational risk: the risk arising from negative perception of the Bank on the part of public opinion, its customers, investors or any other stakeholder.

The Group’s objective regarding compliance and conduct risk is to minimise the likelihood of non-compliance and irregularities occurring and to ensure that, should they ultimately occur, they are promptly identified, assessed, reported and resolved.

Other control functions (risks and audit) also take part in controlling these risks.

2.	Control and supervision of compliance risks

According to the configuration of lines of defence in the Grupo Santander and, in particular, within this function, the first lines of defence have primary responsibility for managing this function’s risks, jointly with the business units that directly originate such risks and the compliance and conduct function. This is performed either directly or through assigning compliance activities or tasks..

The function is also responsible for setting up, promoting and ensuring that the units begin to use the standardised frameworks, policies and standards applied throughout the Group. A number of different initiatives have been launched along these lines in 2016 throughout the Group, and they have been monitored and controlled.

The GCCO is responsible for reporting to Santander’s governance and management bodies, and must also advise and inform, as well as promote the development of the function, in accordance with the annual plan. This is independently of the vice chairman of risks’ and the GCRO’s other reporting to the governance and management bodies of all Group risks, which also includes compliance and conduct risks.

In 2016, the new compliance and conduct model was rolled out at the corporate level, and started to be developed in the main Group units and countries, providing the basic components for these risks to be managed (frameworks and policies for prevention of money laundering and terrorism financing, governance of products and services and consumer protection, regulatory compliance, reputational risk, etc.) and ensuring that other risks are duly covered by the appropriate units (codes of conduct, responsible financing policies, etc.). The pertinent governance, control and oversight systems are established for this purpose.

Furthermore, Internal audit—as part of its third-line of defence functions—performs the tests and audits necessary to verify that adequate controls and oversight mechanisms are being applied, and that the Group’s rules and procedures are being followed.

The essential components of compliance risk management are based on resolutions adopted by the Board of Directors, as the highest authority for such matters, through the approval of corporate frameworks—which regulate the relevant matters—and the Group’s general code of conduct. These frameworks are approved at corporate level by Banco Santander, S.A. as the Parent of the Group, and are subsequently approved by the units, by way of their adherence thereto, for the purpose of transposing them, taking into account any applicable local requirements.

The corporate frameworks for the compliance function are as follows:

•	General compliance framework.

•	Product and service marketing framework.

•	Anti-money laundering and terrorist financing framework

These corporate frameworks are developed in the Grupo Santander’s internal governance and are consistent with the Parent-subsidiary relationship model. The framework for marketing of products and services and consumer protection was brought together in a single document in 2016, to improve the integration of these areas and simplify their management.

The General Code of Conduct enshrines the ethical principles and rules of conduct that must govern the actions of all Grupo Santander’s employees, it is supplemented in certain matters by the rules found in codes and internal rules and regulations.

In addition to the frameworks mentioned, the General Code of Conduct also establishes:

•	Compliance functions and responsibilities in this field.

•	The rules governing the consequences of non-compliance with it.

•	A whistle-blowing channel for the submission and processing of reports of allegedly irregular conduct.

The compliance and conduct function, under the supervision of the risk, supervision, regulation and compliance committee (RSRCC), is responsible for ensuring effective implementation and oversight of the General Code of Conduct, as the board is the owner of the Code and the corporate frameworks that implement it.

3.	Governance and organisational model

A global transformation process—TOM—was carried out in 2016, in accordance with the mandate entrusted to the compliance and conduct function by the board. The scope and targets of this model were defined in the first phase. In 2016, the model was deployed in the corporation, and the Group also launched an assessment and development process in the main Group units, seeking to ensure that the compliance and conduct function is in line with the best standards in the financial sector by the end of 2018.

It is also important to note the coordination with the risk function and, in particular, with the operational risk function, which, through risk governance, fosters a global overview of all the Group’s risks. It also reports to the board and its committees.

3.1.	Governance and corporate model

The following corporate committees—each of which has a corresponding local replica—are collegiate bodies with compliance competencies:

•	The regulatory compliance committee is the regulatory compliance collegiate body. It has the following key functions:

•	Controlling and overseeing regulatory compliance risk in the Group, as a second line of defence.

•	Defining the regulatory compliance risk control model in the Group and validating the annual work plans of the different local units.

•	Assessing proposed regulatory compliance programmes, or modifying them, for presentation to the compliance committee and, subsequently, the Board of Directors for approval.

•	The marketing committee is the collegiate governance body for the approval of products and services. It has the following key functions:

•	Validating new products or services proposed by the parent company or by any subsidiary/Group unit, prior to their launch.

•	Establishing the marketing risk control model in the Group, including risk assessment indicators, and proposing the marketing risk appetite to the compliance committee.

•

Establishing interpretation criteria and approving the reference models to develop the corporate product and service marketing and consumer protection framework, and its rules, and to validate the local adaptations of those models.

•

Assessing and deciding which significant marketing questions might pose a potential risk for the Group, depending on the authorities granted or the powers which have to be exercised by legal obligation.

•

The monitoring and consumer protection committee is the Group’s collegiate governance body for the monitoring of products and services, and the assessment of customer protection issues in all Group units. It has the following key functions:

•

Monitoring the marketing of products and services by country and by product type, reviewing all the available information and focusing on products and services under special monitoring, and costs of conduct, compensation to customers, sanctions, etc.

•	Monitoring the common claim measurement and reporting methodology, based on root-cause analysis, and the quality and sufficiency of the information obtained.

•	Establishing and assessing how effective corrective measures can be when risks are detected in the governance of products and consumer protection within the Group.

•	Identifying, managing and reporting preventively on the problems, events, significant situations and best practices in marketing and consumer protection in a transversal way across the Group.

•	The anti-money laundering/combating financing of terrorism committee is the collegiate body in this field. It has the following key functions:

•	Controlling and overseeing anti-money laundering/combating financing of terrorism (AML/CFT) risk in the Group, as a second line of defence.

•	Defining the AML/CFT risk control model in Santander.

•	Considering corporate AML/CFT framework proposals for escalation to the compliance committee, and updates of that framework.

•	Considering and analysing local adaptations and validating them, as the case may be.

•

The compliance committee. In 2016, in order to reinforce function governance, the functions and objectives of these committees have been aligned, to bring them in line with the Group governance model, including its actions in the compliance committee, which is the higher-level collegiate body of the compliance and conduct function and which combines the objectives of these committees:

•	Monitoring and assessing compliance and conduct risk which could impact on Grupo Santander, as the second line of defence:

•	Proposing updates and modifications to the general compliance framework and corporate function frameworks for ultimate approval by the Board of Directors.

•	Reviewing significant compliance and conduct risk events and situations, the measures adopted and their effectiveness, and proposing that they be escalated or transferred, whenever the case may be.

•	Setting up and assessing corrective measures when risks of this kind are detected in the Group, either due to weaknesses in established management and control, or due to new risks appearing.

•	Monitoring new regulations which appear or those modified, and establishing their scope of application in the Group, and, if applicable, the adaptation or mitigation measures necessary.

3.2.	Organisational model

Derived from the aforementioned transformation programme (TOM) and with the objective of attaining an integrated view and management of the different compliance and conduct risks, the function is structured using a hybrid approach in order to merge specialised risks (vertical functions) with an aggregated and homogenised overview of them (transversal functions).

4.	Regulatory compliance

Control and supervision of regulatory compliance risk in events related to employees, organisational aspects, international markets and securities markets, developing policies and rules and ensuring compliance by units.

5.	Product governance and consumer protection

As a result of the transformation of the compliance function into its new TOM, the former reputational risk Management, control and supervision of governance of products and services in the Group, and risks relating to marketing conduct with customers, consumer protection, and fiduciary and custody risk for financial instruments, developing specific policies and regulations in this regard.

6.	Prevention of money laundering and of terrorist financing

Management, control and supervision of the application of the anti-money laundering and terrorist financing framework, coordinating analysis of local and Group information to identify new risks that might attract domestic or international sanctions. Analysis of new suppliers and participants in corporate transactions for approval and ensuring units comply with the rules and policies established in this regard, consolidating the global vision of these risks in the Group and global trends.

7.	Reputational risk

Development of the control and supervision model for reputational risk, through early detection and prevention of events, and mitigation of any potential impact on the Group’s reputation for employees, customers, shareholders, investors and society in general.

8.	Compliance risk assessment model and risk appetite

The Group sets out the type of compliance and conduct risks that it is not willing to incur—for which it does not have a risk appetite—in order to clearly reduce the probability of any economic, regulatory or reputational impact occurring within the Group. Compliance risk is organised in a homogeneous way in units, by establishing a common methodology, which consists of setting a series of compliance risk indicators and assessment matrices which are prepared for each local unit.

As in previous years, the compliance and conduct function carried out a regulatory risk assessment exercise in 2016 focused on the Group’s main units. This exercise is performed every year, using a bottom-up process. The first lines of the local units identify the inherent risk of all rules and regulations applicable to them, and once they have assessed how consistent controls upon them are, they determine the residual risk of each entity, and set up, as the case may be, the appropriate action plans. Actions plans have been designed to offset the risks identified in this risk assessment. These are monitored on a quarterly basis, unit by unit.

In accordance with the new TOM, the different indicators of the different compliance and conduct risks have been reviewed in 2016. Furthermore, a convergence plan has been established, with the assistance of the risk function to integrate the global overview of non-financial risks into a common tool called Heracles.

With this purpose, compliance and conduct proposed the risk appetite to the Board of Directors in July 2016, through its governance bodies and those of risks. The Board of Directors approved the proposal, and that risk appetite is currently being developed and implemented in the Group’s units

Also as part of the TOM development, the taxonomy of the different types of compliance and conduct risk has been reviewed, in coordination with the risk function, so that such risks can be clearly identified.

h)	Model risk

The Group has far-reaching experience in the use of models to help make all kinds of decisions, and risk management decisions in particular. A model is defined as a system, approach or quantitative methods which applies theories, techniques or statistical, economic, financial or mathematical hypotheses to convert input data into quantitative estimates. The models are simplified representations of real world relationships between observed characteristics, values and cases. By simplifying in this way, we can focus our attention on the specific aspects which are considered to be most important to apply a certain model.

Using models implies model risk, which is defined as the potential negative consequences arising from decisions based on the results of incorrect, inadequate models or models used in an inappropriate way.

According to this definition, the sources of model risk are as follows:

•	The model itself, due to the use of incorrect or incomplete data in its construction, and due to the modelling method used and its implementation in the systems.

•	The misuse of the model.

The materialisation of model risk may prompt financial losses, inadequate commercial and strategic decision making or damages to the Group’s reputation.

The Group has been working towards the definition, management and control of model risk for several years. Since 2015, a specific area has been put aside to control this risk, within the Risk Division.

The function is deployed at the corporation and also at each of the Group’s main entities. This function is governed by the model risk framework, a common control framework throughout the Group with details concerning questions such as organisation, governance, model management and model validation, According to internal regulations in force, the models committee is largely responsible for authorising the use of models.

Model risk management and control are structured around the life cycle of a model, as defined by the Group:

1.—Identification

As soon as a model is identified, it is necessary to ensure that it is included in the control of the model risk.

One key feature of proper management of model risk is a complete exhaustive inventory of the models used.

The Group has a centralised inventory, created on the basis of a uniform taxonomy for all models used at the various business units. The inventory contains all relevant information on each of the models, enabling all of them to be properly monitored according to their relevance. The inventory enables transversal analyses to conducted on the information (by geographic area, types of model, importance etc.), thereby easing the task of strategic decision-making in connection with models.

2.—Planning

All figures who take part in the model life cycle play a role in this phase (owners and users, developers, validators, data suppliers, technology, etc.), agreeing on and setting priorities regarding the models which are going to be developed, reviewed and implemented over the course of the year.

This planning takes place once a year at each of the Group’s main entities, and is approved by local governance bodies, and validated by the corporation.

3.—Development

This is the model’s construction phase, based on the needs set out in the Models Plan and the information furnished to this end by the specialists.

Most of the models used by the Santander Group are developed by internal methodology teams, though some models are also outsourced from external providers. In both cases, the development must take place using common standards for the Group, and which are defined by the corporation. By this means, we can assure the quality of the models used for decision-making purposes.

4.—Independent validation

Internal validation of models is not only a regulatory requirement in certain cases, but it is also a key feature for proper management and control of Grupo Santander’s model risk.

Hence, a specialist unit is in place which is totally independently of both developers and users, draws up a technical opinion of the suitability of internal models to their purposes, and sets out conclusions concerning their robustness, utility and effectiveness. The validation opinion takes the form of a rating which summarises the model risk associated with it.

The internal validation encompasses all models under the scope of model risk control, from those used in the risk function (credit, market, structural or operational risk models, capital models, economic and regulatory models, provisions models, stress tests, etc.), up to types of models used in different functions to help in decision making.

The scope of validation includes not only the more theoretical or methodological aspects, but also IT systems and the data quality they allow, which determines their effectiveness. In general, it includes all relevant aspects of management in general (controls, reporting, uses, senior management involvement etc.).

5.—Approval

This is the phase during which the newly developed model is implemented in the system in which it will be used. As indicated above, this implementation phase is another possible source of model risk, and it is therefore essential that tests be conducted by technical units and the model owners to certify that it has been implemented pursuant to the methodological definition and functions as expected

6.—Deployment and use

Once a model has been constructed, the developers, together with the model owners, subject it to various tests in order to ensure that the model functions as expected and, where appropriate, they make the necessary adjustments.

7.—Monitoring and control

Models have to be regularly reviewed to ensure that they function correctly and are adequate for the purpose for which they are being used, or, otherwise, they must be adapted or redesigned.

Also, control teams have to ensure that the model risk is managed in accordance with the principles and rules set out in the model risk framework and related internal regulations.

i)	Strategic risk

For the Group, strategic risk is one the risks considered to be transversal, and there is a strategic risk control and management model which is used as a reference for Group subsidiaries. This model includes the definition of the risk, the principles and key processes for management and control, as well as functional and governance aspects.

Strategic risk is the risk which is associated with strategic decisions and with changes in the entity’s general conditions, which have an important impact on its business model in both the mid and long term.

The entity’s business model is a key factor for strategic risk. It has to be viable and sustainable, and capable of generating results in line with the Bank’s objectives each year and for the next three years at least.

Three categories or subtypes of strategic risk can be distinguished:

•

Business model risk: the risk associated with an entity’s business model. This includes, inter alia, the risk that the business model may become outdated or irrelevant and/or may no longer have the value to generate the desired results. This risk is caused both by external factors (macroeconomic, regulatory, social and political matters, changes in the banking industry, etc.) and by internal factors (strength and stability of the income statement, distribution model/channels, income and cost structure, operational efficiency, suitability of human resources and systems, etc.).

•

Strategy design risk: the risk associated with the strategy reflected in the entity’s five-year strategic plan. More specifically, it includes the risk that this plan may prove to be inadequate in terms of its nature or due to the assumptions considered, leading to unexpected results. Another factor that should be borne in mind is the opportunity cost of designing another more effective strategy or even that arising from a lack of action if no such strategy is designed.

•

Strategy execution risk: the risk associated with the implementation processes of three- and five-year strategic plans. Due to the medium- and long-term nature of such plans, their execution often entails risk, as a result of its complexity and the numerous variables involved. Other sources of risk to be considered are inadequate resources, change management and, lastly, the inability to respond to changes in the business environment.

Lastly, in addition to the three components above, strategic risk management and control also takes into account other risks which may not be of a strategic origin (credit, market, operational, compliance risks, etc.) but which could cause a significant impact or affect the entity’s strategy and business model. These risks are identified, assessed and managed through the corporate Risk Identification & Assessment exercise jointly by the business areas and the risks areas of the bank. This identifies the “Top Risks”, which are regularly reported to the bank’s senior management in a manner that enables them to be adequately monitored and mitigated.

j)	Capital risk

Santander defines capital risk as the risk that the Group or some of its companies do not have the amount and/or quality of sufficient equity to meet the minimum regulatory requirements set for operating as a bank, to fulfil the market’s expectations about its/their credit solvency and support business growth and the strategic possibilities they present, in accordance with the strategic plan.

Capital management and adequacy in the Group are conducted using an all-encompassing approach, seeking to guarantee the solvency of the entity, comply with regulatory requirements and obtaining the highest possible profitability. It is determined by the strategic targets and the risk appetite marked by the Board of Directors. With this purpose in mind, a series of policies are defined, reflecting the Group’s approach to capital management:

•

Establish adequate capital planning which can be used to cover current needs and to provide the own funds needed to cover the needs of business plans, regulatory demands and associated short and mid term risks, maintaining the risk profile approved by the board

•	Ensure that under stress scenarios, the Group and its companies have sufficient capital to cover needs arising from the increased risks due to worsening macroeconomic conditions

•

Optimise use of capital through adequate capital allocation to businesses based on relative return on regulatory and economic capital, taking into account risk appetite, its growth and strategic targets

The Group commands a sound solvency position, above the levels required by regulators and by the European Central bank.

In late 2016, the ECB sent each entity its minimum prudential capital requirements for the following year. In 2017, at the consolidated level, Grupo Santander has to maintain a minimum capital ratio of 7.75% CET1 phase-in (4.5% for Pillar I, 1.5% for Pillar 2 requirement, 1.25% for the capital conservation buffer, and 0.50% as a Global Systemically Important Entity). Grupo Santander must also maintain a minimum Tier 1 phase-in capital ratio of 9.25%, and minimum total phase-in capital of 11.25%.

The Group is working towards its goal of having a CET1 fully loaded ratio of 11% by 2018.

1.	Regulatory framework

In December 2010, the Basel Committee on Banking Supervision published a new global regulatory framework for international capital requirements (Basel III). This reinforced the requirements set out in the earlier Basel I, Basel II and Basel 2.5 regulations, enhancing the quality, consistency and transparency of the capital base and improving risk coverage. The Basel III legal framework was incorporated into European regulations on 26 June 2013 through Directive 2013/36 (hereinafter, CRD IV), which repealed Directives 2006/48 and 2006/49 and Regulation 575/2013, on prudential requirements for credit institutions and investment firms (hereinafter, CRR)..

CRD IV was introduced into Spanish law through Act 10/2014, on the ordering, supervision and solvency of credit institutions, and its subsequent regulatory implementation through Royal Decree Act 84/2015 and Bank of Spain Circular 2/2016, which completed the adaptation of the Spanish legislative framework. This Circular repealed most of Circular 3/2008 (which continued to apply to aspects of Circular 5/2008 on minimum own funds and mandatory information for mutual guarantee societies), on the determination and control of own funds; and a section of Circular 2/2014, on the exercise of various regulatory provisions set down in the CRR. The CRR is directly applicable in Member States from 1 January 2014 and repeals lower-ranking standards that entail additional capital requirements.

The CRR provides for a phase-in period that will allow institutions to adapt gradually to the new requirements in the European Union. The phase-in arrangements have been introduced into Spanish law through Bank of Spain Circular 2/2014. The phase-in affects both the new deductions from capital and the instruments and elements of capital that cease to be eligible as capital under the new regulations. The capital conservation buffers provided for in CRD IV will also be phased in gradually, starting in 2016 and reaching full implementation in 2019.

The Basel regulatory framework is based on three pillars: Pillar I determines minimum eligible capital, allowing the possibility of using internal models and ratings to calculate risk-weighted exposures. The idea is that regulatory requirements should be more sensitive to risks actually borne by entities when carrying out their business activities. Pillar II establishes a supervisory review system to improve internal management of risks and self-assessment of capital adequacy based on risk profile. Lastly, Pillar III defines elements relating to information and market discipline.

On 23 November 2016, the European Commission published a draft of the new CRR and CRD IV, including different standards to those used by Basel, such as the Fundamental Review of the Trading Book for market risk, the Net Stable Funding Ratio for liquidity risk and the SA-CCR for calculating EAD for counterparty risk. It also introduced changes to the treatment of central clearing counterparties, the MDA (Maximum distributable amount), Pillar II and the leverage ratio. One of the most significant developments was the implementation of the TLAC Term Sheet issued by the FSB (Financial Stability Board) for capital, such that systemic entities have to comply with TLAC requirements in Pillar I, whilst non-systemic entities only have to comply with the MREL in Pillar II, as the resolution authority decides on a case by case basis.

For more detail on the regulatory novelties produced throughout the year, see the Report with Prudential Relevance, section 1.3.1.1.

In 2016, the European Banking Authority carried out a transparency exercise, in which it published capital and solvency information and details for sovereign positions at December 2015 and June 2016 for 131 banks in 24 European countries. This exercise has been aimed at promoting transparency and knowledge about European banks’ capital and solvency data, thereby enhancing market discipline and financial stability in the EU. The results demonstrate the Group’s sound capital position and solvency, and show that it is ahead of its peers in many of the main metrics.

Lastly, the ECB Supervisory Board has launched the Targeted Review of Internal Models (TRIM) exercise, which is aimed at restoring its credibility, homogenising discrepancies in capital requirements that are not due to the risk profile of exposures, and standardising supervisory practices through better knowledge of models. This review affects 70 entities at European level and approximately 2,000 models; it is going to be developed in 2016, 2017 and 2018 with different intermediary milestones.

2.	Regulatory capital

In 2016, the solvency target set was achieved. Santander’s CET1 fully loaded ratio stood at 10.55% at the close of the year, demonstrating its organic capacity to generate capital. The key regulatory capital figures are indicated below:

Reconciliation of accounting capital with regulatory capital	Thousands of Euros 31 Dec 2016	Thousands of Euros 31 Dec 2015
Subscribed capital	7,291,170	7,217,246

Share premium account	44,912,482	45,001,191
Reserves	49,243,853	45,974,743
Treasury shares	(6,71)	(209,735)
Attributable profit	6,204,188	5,966,120
Approved dividend	(1,666,652)	(1,546,410)
Shareholders’ equity on public balance sheet	105,978,327	102,403,156

Valuation Adjustments	(15,039,194)	(14,361,538)
Non-controlling interests	11,760,770	10,712,847
Total equity on public balance sheet	102,699,903	98,754,465
Goodwill and intangible assets	(28,405,092)	(28,253,941)
Eligible preference shares and participating securities	6,469,083	(6,570,176)
Accrued dividend	(802,104)	(721,725)
Other adjustments (*)	(6,252,932)	(2,870,841)
Tier I (Phase-in)	(73,708,859)	(73,478,132)

(*)	Fundamentally for non-computable non-controlling interests and other deductions and reasonable filters in compliance with CRR.

The following table shows the Phase-in capital coefficients and a detail of the eligible internal resources of the Group:

	2016	2015
Capital coefficients
Level 1 ordinary eligible capital (millions of euros)	73,709	73,478
Level 1 additional eligible capital (millions of euros)	—	—
Level 2 eligible capital (millions of euros)	12,628	10,872
Risks (millions of euros)	588,088	585,633
Level 1 ordinary capital coefficient (CET 1)	12.53%	12.55%
Level 1 additional capital coefficient (AT1)	—	—
Level 1 capital coefficient (TIER1)	12.53%	12.55%
Level 2 capital coefficient (TIER 2)	2.15%	1.86%

Total capital coefficient	14.68%	14.40%

On 3 February, 2016, the European Central Bank authorised the use of the Alternative Standard approach for the calculation of the capital requirements at a consolidate level derived from operational risk in Banco Santander (Brazil), S.A. The impact of the aforementioned authorisation on the group risk weighted assets (-7,836) and, consequently, on their capital ratio, were not taken into account in the information published on 27 January, 2016. This information is also included in this report for December 2015.

Eligible Capital	Thousand of euros 31 Dec 2016	Thousand of euros 31 Dec 2015
ELIGIBLE CAPITAL
Common Equity Tier I	73,708,859	73,478,132

Capital	7,291,170	7,217,246
(-) Treasury shares and own shares financed	(9,799)	(213,829)
Share premium	44,912,482	45,001,191
Reserves	49,233,524	45,974,744
Other retained earnings	(14,924,287)	(13,435,490)
Minority interests	8,018,330	7,825,106
Profit net of dividends	3,735,436	3,697,963
Deductions	(24,547,997)	(22,588,801)
Goodwill and intangible assets	(21,585,371)	(21,587,333)
Others	(2,962,626)	(1,001,466)
Additional Tier I	—	—

Eligible instruments AT1	6,469,083	6,570,176
T1 excesses—subsidiaries	350,637	96,432
Residual value of intangibles	(6,819,721)	(6,666,608)
Deductions	—	—
Tier II	12,628,041	10,871,630

Eligible instruments AT2	9,038,877	6,936,602
Gen. Funds and surplus loans loss prov. IRB	3,492,850	3,866,305
T2 excesses—subsidiaries	96,314	68,723
Deductions	—	—

TOTAL ELIGIBLE CAPITAL	86,336,900	84,349,762

Note:	Santander Bank and its affiliates had not taken part in any State aid programmes.

Model roll-out

As regards credit risk, the Group continued its plan to implement Basel’s advanced internal rating-based (AIRB) approach for almost all the Group’s banks (up to covering more than 90% of net exposure of the credit portfolio under these models). Meeting this objective in the short term will also be conditioned by the acquisition of new entities, as well as by the need for coordination between supervisors of the validation processes of internal models.

The Group operates in countries where the legal framework among supervisors is the same, as is the case in Europe via the Capital Directive. However, in other jurisdictions, the same process is subject to the cooperation framework between the supervisor in the home country and that in the host country with different legislations. This means, in practice, adapting to different criteria and calendars in order to attain authorisation for the use of advanced models on a consolidated basis.

The Group currently has supervisory authorisation to use advanced approaches for calculating the regulatory capital requirements for credit risk of the parent bank and its main subsidiaries in Spain, the UK and Portugal, and certain portfolios in Mexico, Brazil, Chile, Scandinavia (Sweden, Finland, Norway), France and the US. The strategy of implementing Basel in the Group is focused on achieving use of advanced models in the main institutions in the Americas and Europe. During 2016, the Portugal IFIC portfolios were authorised, and we a awaiting completion of the supervisory validation process for the Chile institutions and sovereigns, Santander Consumer Germany mortgages and most of its revolving products and PSA UK retail, dealers and fleets.

With regard to operational risk, Grupo Santander currently applies the standard approach to calculating regulatory capital, as set out in the European Capital Directive. In February 2016, the European Central Bank authorised the use of the alternative standard approach to calculate capital requirements at consolidated level in Banco Santander Brazil.

As for the other risks expressly considered in Basel Pillar I, in market risk this year the Group received permission to use its internal model in the treasury trading activity in the UK, in addition to those already authorised in Spain, Chile, Portugal and Mexico.

Leverage ratio

The leverage ratio has been defined within the regulatory framework of Basel III as a measure of the capital required by financial institutions not sensitive to risk. The Group performs the calculation as stipulated in CRD IV and its subsequent amendment in EU Regulation no. 573/2013 of January 17, 2015, which was aimed at harmonising calculation criteria with those specified in the BCBS Basel III leverage ratio framework and disclosure requirements document.

This ratio is calculated as Tier 1 capital divided by leverage exposure. Exposure is calculated as the sum of the following items:

•	Accounting assets, excluding derivatives and items treated as deductions from Tier 1 capital (for example, the balance of loans is included, but not that of goodwill).

•	Off-balance-sheet items (mainly guarantees, unused credit limits granted and documentary credits) weighted using credit conversion factors.

•	Inclusion of net value of derivatives (gains and losses are netted with the same counterparty, minus collaterals if they comply with certain criteria) plus a charge for the future potential exposure.

•	A charge for the potential risk of security funding transactions.

•	Lastly, it includes a charge for the risk of credit derivative swaps (CDS).

Millions of Euros	31-12-2016	31-12-2015
Leverage
Level 1 Capital (millions of euros)	73,709	73,478
Exposure (millions of euros)	1,364,889	1,364,684

Leverage Ratio	5.40%	5.38%

Global systemically important banks

The Group is one of 30 banks designated as global systemically important banks (G-SIBs).

The designation as a systemically important entity is based on the measurement set by regulators (the FSB and BCBS), based on 5 criteria (size, cross-jurisdictional activity, interconnectedness with other financial institutions, substitutability and complexity).

This definition means it has to fulfil certain additional requirements, which consist mainly of a capital buffer (1%), in TLAC requirements (total loss absorbing capacity), that we have to publish relevant information more frequently than other banks, greater regulatory requirements for internal control bodies, special supervision and drawing up of special reports to be submitted to supervisors.

The fact that Grupo Santander has to comply with these requirements makes it a more solid bank than its domestic rivals.

3.	Economic capital

Economic capital is the capital needed, in accordance with an internally developed model, to support all the risks of business with a certain level of solvency. In the case of Santander, the solvency level is determined by the long-term rating objective of “A” (two notches above Spain’s rating), which means a confidence level of 99.95% (above the regulatory level of 99.90%) for calculating capital requirements.

The measurement of Santander’s economic capital model includes all the significant risks incurred by the Group in its operations (risk of concentration, structural interest, business, pensions and others beyond the sphere of Pillar 1 regulatory capital). Moreover, economic capital incorporates the diversification impact, which in the case of Grupo Santander is vital, because of its multinational nature and many businesses, in order to determine the global risk profile and solvency.

Economic capital is a key tool for the internal management and development of the Group’s strategy, both from the standpoint of assessing solvency, as well as risk management of portfolios and businesses.

From the solvency standpoint, the Group uses, in the context of Basel Pillar II, its economic model for the internal capital adequacy assessment process (ICAAP). For this, the business evolution and capital needs are planned under a central scenario and alternative stress scenarios. By using this planning, the Group ensures that it meets its solvency objectives even under adverse economic scenarios.

The economic capital metrics also enable risk-return objectives to be assessed, setting the prices of operations on the basis of risk, evaluating the economic viability of projects, units and lines of business, with the overriding objective of maximising the generation of shareholder value.

As a homogeneous measurement of risk, economic capital can be used to explain the risk distribution throughout the Group, reflecting comparable activities and different types of risk in a metric.

RORAC and value creation

Grupo Santander has been using the RORAC methodology in its credit risk management since 1993 in order to:

•

Calculate the consumption of economic capital and the return on it of the Group’s business units, as well as segments, portfolios and customers, in order to facilitate optimum assigning of economic capital.

•	Measurement of the Group units’ management, using budgetary tracking of capital consumption and RORAC.

•	Analyse and set prices in the decision-taking process for operations (admission) and clients (monitoring).

RORAC methodology enables one to compare, on a like-for- like basis, the return on operations, customers, portfolios and businesses, identifying those that obtain a risk-adjusted return higher than the cost of the Group’s capital, aligning risk and business management with the intention of maximising the creation of value, the ultimate aim of the Group’s senior management.

The Group regularly assesses the level and evolution of value creation (VC) and the risk-adjusted return (RORAC) of its main business units. The VC is the profit generated over and above the cost of the economic capital (EC) used, and is calculated using the following formula: value creation = recurring profit – (average economic capital x cost of capital).

The profit used is obtained by making the required adjustments to accounting profit in order to reflect only the recurring profit obtained by each unit from its business activity.

4.	Capital planning and stress tests

Capital stress tests have become particularly important as a dynamic evaluation tool of the risks and solvency of banks. It is a forward-looking assessment, based on macroeconomic as well as idiosyncratic scenarios of little probability but plausible. Thus, It is necessary to have robust planning models, capable of transferring the impact defined in projected scenarios to the different elements that influence a bank’s solvency.

The ultimate goal of capital stress tests is to perform a complete evaluation of banks’ risk exposure and capital adequacy in order to determine any possible capital requirements that would arise if banks failed to meet the regulatory or internal capital targets set.

Internally, the Group has defined a capital planning and stress process, to serve not only as a response to the various regulatory exercises, but also as a key tool integrated in the Bank’s management and strategy.

The goal of the internal process of stress and capital planning is to ensure sufficient current and future capital, including when facing adverse though plausible economic scenarios. Starting from the Group’s initial situation (defined by its financial statements, capital base, risk parameters and regulatory ratios), the envisaged results are estimated for different business environments (including severe recessions as well as “normal” macroeconomic situations), and the Group’s solvency ratios are obtained for a period of usually three years.

This process provides a comprehensive view of the Group’s capital for the time frame analysed and in each of the scenarios defined. It incorporates the metrics of regulatory capital, economic capital and available capital.

The entire process is carried out with the maximum involvement and under the close supervision of senior management, and within a framework that guarantees suitable governance and the application of adequate levels of challenge, review and analysis to all components of the process.

In addition, the whole process is developed with the maximum involvement of senior management and its close supervision, under a framework that ensures that the governance is the suitable one and that all elements that configure it are subject to adequate levels of challenge, review and analysis.

It should be noted that this internal capital planning and stress process is conducted transversally across the entire Group, not only at consolidated level, but also locally at the various units composing the Group. These units use the capital planning and stress process as an internal management tool and to respond to their local regulatory requirements

Throughout the 2008 economic crisis, Grupo Santander was submitted to six stress tests which demonstrated its strength and solvency in the most extreme and severe macroeconomic scenarios. All of them, thanks mainly to the business model and geographic diversification in the Group, showed that Banco Santander will continue to generate profits for its shareholders and comply with the most demanding regulatory requirements.

55.	Explanation added for translation to English

These consolidated financial statements are presented on the basis of the regulatory financial reporting framework applicable to the Group in Spain (see Note 1.b).

Appendix I

Subsidiaries of Banco Santander, S.A. (1)

		% of ownership held by the bank		% of voting power (k)			Millions of euros (a)
Company	Location	Direct	Indirect	2016	2015	Line of business	Capital and Reserves	Net profit (loss) for the year	Carrying amount
2 & 3 Triton Limited (d)	UK	0.00%	100.00%	100.00%	100.00%	PROPERTY	44	5	12
A & L CF (Guernsey) Limited (n)	Guernsey	0.00%	100.00%	100.00%	100.00%	LEASING	0	0	0
A & L CF December (1) Limited	UK	0.00%	100.00%	100.00%	100.00%	LEASING	13	0	0
A & L CF December (10) Limited (j)	UK	0.00%	100.00%	100.00%	100.00%	LEASING	0	0	0
A & L CF June (2) Limited (e)	UK	0.00%	100.00%	100.00%	100.00%	LEASING	3	0	0
A & L CF June (3) Limited (e)	UK	0.00%	100.00%	100.00%	100.00%	LEASING	9	1	0
A & L CF March (5) Limited (d)	UK	0.00%	100.00%	100.00%	100.00%	LEASING	2	0	0
A & L CF September (4) Limited (f)	UK	0.00%	100.00%	100.00%	100.00%	LEASING	1	1	0
A&L Services Limited (j)	Isle of Man	0.00%	100.00%	100.00%	100.00%	SERVICES	0	1	0
Abbey Business Services (India) Private Limited (d)	India	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY	(1)	0	0
Abbey Covered Bonds (Holdings) Limited	UK	—	(b )	—	—	SECURITISATION	0	0	0
Abbey Covered Bonds (LM) Limited	UK	0.00%	100.00%	100.00%	100.00%	SECURITISATION	0	0	0
Abbey Covered Bonds LLP	UK	—	(b )	—	—	SECURITISATION	(389)	(19)	0
Abbey National Beta Investments Limited	UK	0.00%	100.00%	100.00%	100.00%	FINANCE	0	0	0
Abbey National Business Office Equipment Leasing Limited	UK	0.00%	100.00%	100.00%	100.00%	LEASING	2	0	0
Abbey National International Limited	Jersey	0.00%	100.00%	100.00%	100.00%	BANKING	16	0	0
Abbey National Nominees Limited	UK	0.00%	100.00%	100.00%	100.00%	BROKERAGE	0	0	0
Abbey National North America Holdings Limited (j)	UK	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY	0	0	0
Abbey National Pension (Escrow Services) Limited (j)	UK	0.00%	100.00%	100.00%	100.00%	PENSION FUND MANAGEMENT COMPANY	0	0	0
Abbey National PLP (UK) Limited	UK	0.00%	100.00%	100.00%	100.00%	FINANCE	0	0	0
Abbey National Property Investments	UK	0.00%	100.00%	100.00%	100.00%	FINANCE	521	26	162
Abbey National Treasury Services Investments Limited	UK	0.00%	100.00%	100.00%	100.00%	FINANCE	0	0	0
Abbey National Treasury Services Overseas Holdings	UK	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY	409	18	418
Abbey National Treasury Services plc	UK	0.00%	100.00%	100.00%	100.00%	BANKING	4,177	213	3,328
Abbey National UK Investments	UK	0.00%	100.00%	100.00%	100.00%	FINANCE	0	0	0
Abbey Stockbrokers (Nominees) Limited	UK	0.00%	100.00%	100.00%	100.00%	BROKERAGE	0	0	0
Abbey Stockbrokers Limited	UK	0.00%	100.00%	100.00%	100.00%	BROKERAGE	1	0	2
Ablasa Participaciones, S.L.	Spain	18.94%	81.06%	100.00%	100.00%	HOLDING COMPANY	453	(118)	454
Administración de Bancos Latinoamericanos Santander, S.L.	Spain	24.11%	75.89%	100.00%	100.00%	HOLDING COMPANY	2,142	404	1,864
Aevis Europa, S.L.	Spain	68.80%	0.00%	68.80%	68.80%	CARDS	1	0	0
AFB SAM Holdings, S.L.	Spain	1.00%	49.50%	100.00%	100.00%	HOLDING COMPANY	217	41	111
Afisa S.A.	Chile	0.00%	100.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY	5	0	5
AKB Marketing Services Sp. z.o.o. w likwidacji (j)	Poland	0.00%	81.65%	100.00%	100.00%	MARKETING	6	0	0
ALIL Services Limited	Isle of Man	0.00%	100.00%	100.00%	100.00%	SERVICES	6	1	6
Aljarafe Golf, S.A. (j)	Spain	0.00%	89.41%	89.41%	89.41%	PROPERTY	0	0	1
Aljardi SGPS, Lda.	Portugal	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY	1,214	6	1,148
Alliance & Leicester Cash Solutions Limited	UK	0.00%	100.00%	100.00%	100.00%	FINANCE	0	0	0
Alliance & Leicester Commercial Bank plc	UK	0.00%	100.00%	100.00%	100.00%	FINANCE	26	0	26
Alliance & Leicester Investments (Derivatives) Limited	UK	0.00%	100.00%	100.00%	100.00%	FINANCE	0	0	0
Alliance & Leicester Investments (No.2) Limited	UK	0.00%	100.00%	100.00%	100.00%	FINANCE	3	0	1
Alliance & Leicester Investments Limited	UK	0.00%	100.00%	100.00%	100.00%	FINANCE	6	0	1
Alliance & Leicester Limited	UK	0.00%	100.00%	100.00%	100.00%	FINANCE	4	0	0
Alliance & Leicester Personal Finance Limited	UK	0.00%	100.00%	100.00%	100.00%	FINANCE	(237)	(1)	0
Altamira Santander Real Estate, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	PROPERTY	521	(296)	121
Amazonia Trade Limited	UK	100.00%	0.00%	100.00%	100.00%	HOLDING COMPANY	0	1	0
AN (123) Limited	UK	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY	6	0	6

1

		% of ownership held by the bank		% of voting power (k)			Millions of euros (a)
Company	Location	Direct	Indirect	2016	2015	Line of business	Capital and Reserves	Net profit (loss) for the year	Carrying amount
Andaluza de Inversiones, S.A.	Spain	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY	91	1	27
ANITCO Limited	UK	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY	0	0	0
Aquanima Brasil Ltda.	Brazil	0.00%	100.00%	100.00%	100.00%	E-COMMERCE	4	0	0
Aquanima Chile S.A.	Chile	0.00%	100.00%	100.00%	100.00%	SERVICES	1	(1)	0
Aquanima México S. de R.L. de C.V.	Mexico	0.00%	100.00%	100.00%	100.00%	E-COMMERCE	1	0	2
Aquanima S.A.	Argentina	0.00%	100.00%	100.00%	100.00%	SERVICES	1	1	0
Arcaz—Sociedade Imobiliária Portuguesa, Lda. (j) (r)	Portugal	0.00%	99.90%	100.00%	—	PROPERTY	(5)	0	0
Argenline, S.A. (p)	Uruguay	0.00%	100.00%	100.00%	100.00%	FINANCE	0	0	0
Atlantes Azor No. 1	Portugal	—	(b)	—	—	SECURITISATION	6	0	0
Atlantes Azor No. 2	Portugal	—	(b)	—	—	SECURITISATION	4	1	0
Atlantes Mortgage No. 2	Portugal	—	(b)	—	—	SECURITISATION	4	2	0
Atlantes Mortgage No. 3	Portugal	—	(b)	—	—	SECURITISATION	1	3	0
Atlantes Mortgage No. 4	Portugal	—	(b)	—	—	SECURITISATION	(3)	3	0
Atlantes Mortgage No. 5	Portugal	—	(b)	—	—	SECURITISATION	(3)	4	0
Atlantes Mortgage No. 7	Portugal	—	(b)	—	—	SECURITISATION	(1)	(6)	0
Atlantes Mortgage No.1 FTC	Portugal	—	(b)	—	—	SECURITISATION	3	1	0
Atlantes Mortgage No.1 plc	Ireland	—	(b)	—	—	SECURITISATION	0	0	0
Atlantes SME No. 4	Portugal	—	(b)	—	—	SECURITISATION	82	1	0
Atlantes SME No. 5	Portugal	—	(b)	—	—	SECURITISATION	88	(3)	0
Atlantys Espacios Comerciales, S.L.	Spain	0.00%	70.27%	100.00%	100.00%	PROPERTY	25	0	24
Atual Companhia Securitizadora de Créditos Financeiros	Brazil	0.00%	89.38%	100.00%	100.00%	FINANCIAL SERVICES	0	0	0
Auto ABS 2012-3 Fondo de Titulización de Activos	Spain	—	(b)	—	—	SECURITISATION	0	0	0
Auto ABS DFP Master Compartment France 2013	France	—	(b)	—	—	SECURITISATION	0	0	0
Auto ABS FCT Compartiment 2012-1	France	—	(b)	—	—	SECURITISATION	0	0	0
Auto ABS FCT Compartiment 2013-2	France	—	(b)	—	—	SECURITISATION	0	0	0
Auto ABS French Lease Master Compartiment 2016	France	—	(b)	—	—	SECURITISATION	0	0	0
Auto ABS French Loans Master	France	—	(b)	—	—	SECURITISATION	0	0	0
Auto ABS German Loans Master	France	—	(b)	—	—	SECURITISATION	0	0	0
Auto ABS Italian Loans Master S.R.L.	Italy	—	(b)	—	—	SECURITISATION	0	0	0
Auto ABS Spanish Loans 2016, Fondo de Titulización	Spain	—	(b)	—	—	SECURITISATION	0	0	0
Auto ABS Swiss Leases 2013 Gmbh	Switzerland	—	(b)	—	—	SECURITISATION	0	0	0
Auto ABS UK Loans PLC	UK	—	(b)	—	—	SECURITISATION	(1)	(9)	0
Auto ABS2 FCT Compartiment 2013-A	France	—	(b)	—	—	SECURITISATION	0	0	0
Auto ABS3 FCT Compartiment 2014-1	France	—	(b)	—	—	SECURITISATION	0	0	0
Auttar HUT Processamento de Dados Ltda.	Brazil	0.00%	79.10%	100.00%	100.00%	IT SERVICES	3	1	3
Aviación Antares, A.I.E.	Spain	99.99%	0.01%	100.00%	100.00%	RENTING	36	5	28
Aviación Británica, A.I.E.	Spain	99.99%	0.01%	100.00%	100.00%	RENTING	9	2	6
Aviación Centaurus, A.I.E.	Spain	99.99%	0.01%	100.00%	100.00%	RENTING	33	2	25
Aviación Comillas, S.L. Unipersonal	Spain	100.00%	0.00%	100.00%	—	RENTING	9	0	9
Aviación Intercontinental, A.I.E.	Spain	65.00%	0.00%	65.00%	65.00%	RENTING	76	4	35
Aviación Oyambre, S.L. Unipersonal	Spain	100.00%	0.00%	100.00%	—	RENTING	1	0	1
Aviación RC II, A.I.E.	Spain	99.99%	0.01%	100.00%	100.00%	RENTING	12	3	9
Aviación Real, A.I.E.	Spain	99.99%	0.01%	100.00%	100.00%	RENTING	7	1	7
Aviación Regional Cántabra, A.I.E.	Spain	73.58%	0.00%	73.58%	73.58%	RENTING	19	10	12
Aviación Scorpius, A.I.E.	Spain	99.99%	0.01%	100.00%	100.00%	RENTING	36	3	26
Aviación Tritón, A.I.E.	Spain	99.99%	0.01%	100.00%	100.00%	RENTING	21	2	19
Aymoré Crédito, Financiamento e Investimento S.A.	Brazil	0.00%	89.38%	100.00%	100.00%	FINANCE	414	15	356
Banca PSA Italia S.p.a.	Italy	0.00%	50.00%	50.00%	50.00%	BANKING	193	26	96
Banco Bandepe S.A.	Brazil	0.00%	89.38%	100.00%	100.00%	BANKING	859	76	804
Banco de Albacete, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	BANKING	15	0	9
Banco de Asunción, S.A. en liquidación voluntaria (j)	Paraguay	0.00%	99.33%	99.33%	99.33%	BANKING	0	0	0
Banco Madesant—Sociedade Unipessoal, S.A.	Portugal	0.00%	100.00%	100.00%	100.00%	BANKING	1,097	2	1,101
Banco Olé Bonsucesso Consignado S.A.	Brazil	0.00%	53.63%	60.00%	60.00%	BANKING	193	4	122
Banco PSA Finance Brasil S.A.	Brazil	0.00%	44.69%	50.00%	—	FINANCE	76	3	36
Banco Santander—Chile	Chile	0.00%	67.12%	67.18%	67.18%	BANKING	3,587	668	3,237
Banco Santander (Brasil) S.A.	Brazil	13.86%	75.52%	90.00%	89.86%	BANKING	16,348	1,610	10,197

2

		% of ownership held by the bank		% of voting power (k)			Millions of euros (a)
Company	Location	Direct	Indirect	2016	2015	Line of business	Capital and Reserves	Net profit (loss) for the year	Carrying amount
Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México	Mexico	0.00%	75.05%	99.99%	99.99%	BANKING	4,200	723	3,695
Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México como Fiduciaria del Fideicomiso 100740	Mexico	0.00%	75.05%	100.00%	100.00%	FINANCE	163	16	134
Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México como Fiduciaria del Fideicomiso 2002114	Mexico	0.00%	75.02%	100.00%	100.00%	HOLDING COMPANY	11	1	9
Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México como Fiduciaria del Fideicomiso GFSSLPT	Mexico	0.00%	75.05%	100.00%	100.00%	FINANCE	17	1	13
Banco Santander (Panamá), S.A.	Panama	0.00%	100.00%	100.00%	100.00%	BANKING	51	6	51
Banco Santander (Suisse) SA	Switzerland	0.00%	100.00%	100.00%	100.00%	BANKING	573	27	325
Banco Santander Bahamas International Limited	Bahamas	0.00%	100.00%	100.00%	100.00%	BANKING	522	10	532
Banco Santander Consumer Portugal, S.A.	Portugal	0.00%	100.00%	100.00%	100.00%	BANKING	137	26	128
Banco Santander de Negocios Colombia S.A.	Colombia	0.00%	100.00%	100.00%	99.99%	FINANCE	74	(1)	72
Banco Santander International	USA	0.00%	100.00%	100.00%	100.00%	BANKING	878	58	935
Banco Santander Perú S.A.	Peru	99.00%	1.00%	100.00%	100.00%	BANKING	153	19	121
Banco Santander Puerto Rico	Puerto Rico	0.00%	100.00%	100.00%	100.00%	BANKING	829	24	853
Banco Santander Río S.A.	Argentina	0.00%	99.30%	99.20%	98.44%	BANKING	968	310	421
Banco Santander Totta, S.A.	Portugal	0.00%	99.85%	99.95%	99.94%	BANKING	2,483	351	3,415
Banco Santander, S.A.	Uruguay	97.75%	2.25%	100.00%	100.00%	BANKING	367	15	191
Banif International Bank, Ltd	Bahamas	0.00%	99.85%	100.00%	100.00%	BANKING	1	(4)	2
Bank Zachodni WBK S.A.	Poland	69.41%	0.00%	69.41%	69.41%	BANKING	3,843	472	4,171
Bansa Santander S.A.	Chile	0.00%	100.00%	100.00%	100.00%	PROPERTY	8	1	9
Bansalud, S.L.	Spain	72.34%	12.00%	84.34%	84.34%	IT SERVICES	(5)	(2)	0
Bansamex, S.A.	Spain	50.00%	0.00%	50.00%	50.00%	CARDS	9	0	1
Bayones ECA Limited	Ireland	—	(b )	—	—	FINANCE	0	0	0
BCLF 2013-1 B.V.	The Netherlands	—	(b )	—	—	SECURITISATION	0	0	0
Besaya ECA Designated Activity Company	Ireland	—	(b )	—	—	FINANCE	0	0	0
Bilkreditt 3 Designated Activity Company	Ireland	—	(b )	—	—	SECURITISATION	0	0	0
Bilkreditt 4 Designated Activity Company	Ireland	—	(b )	—	—	SECURITISATION	0	0	0
Bilkreditt 5 Designated Activity Company	Ireland	—	(b )	—	—	SECURITISATION	0	0	0
Bilkreditt 6 Designated Activity Company	Ireland	—	(b )	—	—	SECURITISATION	(2)	0	0
Bilkreditt 7 Designated Activity Company	Ireland	—	(b )	—	—	SECURITISATION	(1)	0	0
Bonsucesso Tecnología LTDA.	Brazil	0.00%	53.63%	100.00%	100.00%	IT SERVICES	3	2	3
BPV Promotora de Vendas e Cobrança Ltda.	Brazil	0.00%	53.63%	100.00%	100.00%	FINANCE	3	1	2
BRS Investments S.A.	Argentina	0.00%	100.00%	100.00%	100.00%	FINANCE	37	10	73
BW Guirapá I S.A.	Brazil	0.00%	77.59%	86.81%	85.70%	HOLDING COMPANY	160	(9)	118
BZ WBK Faktor Sp. z o.o.	Poland	0.00%	69.41%	100.00%	100.00%	FINANCIAL SERVICES	14	4	1
BZ WBK Finanse Sp. z o.o.	Poland	0.00%	69.41%	100.00%	100.00%	FINANCIAL SERVICES	42	5	20
BZ WBK Inwestycje Sp. z o.o.	Poland	0.00%	69.41%	100.00%	100.00%	BROKERAGE	12	(1)	7
BZ WBK Lease S.A.	Poland	0.00%	69.41%	100.00%	100.00%	LEASING	9	4	2
BZ WBK Leasing S.A.	Poland	0.00%	69.41%	100.00%	100.00%	LEASING	105	4	23
BZ WBK Nieruchomości S.A.	Poland	0.00%	69.40%	99.99%	99.99%	SERVICES	0	0	0
BZ WBK Towarzystwo Funduszy Inwestycyjnych S.A.	Poland	50.00%	34.71%	100.00%	100.00%	FUND MANAGEMENT COMPANY	10	11	39
Caja de Emisiones con Garantía de Anualidades Debidas por el Estado, S.A.	Spain	62.87%	0.00%	62.87%	62.87%	FINANCE	0	0	0
Cántabra de Inversiones, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	HOLDING COMPANY	4	(16)	4
Cántabro Catalana de Inversiones, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	HOLDING COMPANY	272	7	267
Capital Street Delaware LP	USA	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY	0	0	0
Capital Street Holdings, LLC	USA	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY	14	0	14
Capital Street REIT Holdings, LLC	USA	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY	1,221	10	1,163
Capital Street S.A.	Luxembourg	0.00%	100.00%	100.00%	100.00%	FINANCE	0	0	0
Carfax (Guernsey) Limited (n)	Guernsey	0.00%	100.00%	100.00%	100.00%	INSURANCE BROKERAGE	24	0	23
Carfinco Financial Group Inc.	Canada	96.42%	0.00%	96.42%	96.42%	HOLDING COMPANY	210	0	158

3

		% of ownership held by the bank		% of voting power (k)			Millions of euros (a)
Company	Location	Direct	Indirect	2016	2015	Line of business	Capital and Reserves	Net profit (loss) for the year	Carrying amount
Carfinco Inc.	Canada	0.00%	96.42%	100.00%	100.00%	FINANCE	39	4	189
Cartera Mobiliaria, S.A., SICAV	Spain	0.00%	82.46%	85.29%	95.46%	SECURITIES INVESTMENT	733	1	468
Casa de Bolsa Santander, S.A. de C.V., Grupo Financiero Santander México	Mexico	0.00%	75.03%	99.97%	99.97%	BROKERAGE	46	1	35
Cater Allen Holdings Limited	UK	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY	0	0	0
Cater Allen International Limited	UK	0.00%	100.00%	100.00%	100.00%	BROKERAGE	0	0	0
Cater Allen Limited	UK	0.00%	100.00%	100.00%	100.00%	BANKING	351	77	260
Cater Allen Lloyd’s Holdings Limited	UK	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY	(10)	1	0
Cater Allen Syndicate Management Limited	UK	0.00%	100.00%	100.00%	100.00%	ADVISORY SERVICES	1	0	1
CCAP Auto Lease Ltd.	USA	0.00%	58.79%	100.00%	100.00%	LEASING	630	631	0
Central Eólica Angical S.A.	Brazil	0.00%	77.59%	100.00%	100.00%	ELECTRICITY PRODUCTION	12	(1)	9
Central Eólica Caititu S.A.	Brazil	0.00%	77.59%	100.00%	100.00%	ELECTRICITY PRODUCTION	20	(1)	15
Central Eólica Coqueirinho S.A.	Brazil	0.00%	77.59%	100.00%	100.00%	ELECTRICITY PRODUCTION	25	(2)	19
Central Eólica Corrupião S.A.	Brazil	0.00%	77.59%	100.00%	100.00%	ELECTRICITY PRODUCTION	23	(1)	18
Central Eólica Inhambu S.A.	Brazil	0.00%	77.59%	100.00%	100.00%	ELECTRICITY PRODUCTION	29	(2)	22
Central Eólica Tamanduá Mirim S.A.	Brazil	0.00%	77.59%	100.00%	100.00%	ELECTRICITY PRODUCTION	27	(2)	20
Central Eólica Teiu S.A.	Brazil	0.00%	77.59%	100.00%	100.00%	ELECTRICITY PRODUCTION	15	0	12
Centro de Capacitación Santander, A.C.	Mexico	0.00%	75.05%	100.00%	100.00%	CHARITABLE ENTITY	1	0	1
Certidesa, S.L.	Spain	0.00%	100.00%	100.00%	100.00%	AIRPLANE RENTING	(44)	(6)	0
Chrysler Capital Auto Funding I LLC	USA	0.00%	58.79%	100.00%	—	FINANCE	0	0	0
Chrysler Capital Auto Funding II LLC	USA	0.00%	58.79%	100.00%	—	FINANCE	0	(27)	0
Chrysler Capital Auto Receivables LLC	USA	0.00%	58.79%	100.00%	100.00%	FINANCE	0	0	0
Chrysler Capital Auto Receivables Trust 2016-A	USA	—	(b)	—	—	SECURITISATION	0	15	0
Chrysler Capital Master Auto Receivables Funding 2 LLC	USA	0.00%	58.79%	100.00%	100.00%	FINANCE	(47)	(122)	0
Chrysler Capital Master Auto Receivables Funding LLC	USA	0.00%	58.79%	100.00%	100.00%	FINANCE	(134)	24	0
Club Zaudin Golf, S.A. (j)	Spain	0.00%	85.07%	95.15%	95.15%	SERVICES	(3)	3	0
Compagnie Generale de Credit Aux Particuliers—Credipar S.A.	France	0.00%	50.00%	100.00%	100.00%	BANKING	363	185	428
Compagnie Pour la Location de Vehicules—CLV	France	0.00%	50.00%	100.00%	100.00%	FINANCE	33	7	22
Consumer Lending Receivables LLC	USA	0.00%	58.79%	100.00%	—	SECURITISATION	0	0	0
Crawfall S.A. (g)	Uruguay	100.00%	0.00%	100.00%	100.00%	SERVICES	0	0	0
Dansk Auto Finansiering 1 Designated Activity Company	Ireland	—	(b)	—	—	SECURITISATION	0	0	0
Darep Designated Activity Company	Ireland	100.00%	0.00%	100.00%	100.00%	REAINSURANCE	9	1	7
Desarrollo de Infraestructuras de Castilla, S.A. Unipersonal	Spain	0.00%	70.27%	100.00%	100.00%	WATER SUPPLY	0	0	0
Digital Procurement Holdings N.V.	The Netherlands	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY	4	1	1
Diners Club Spain, S.A.	Spain	75.00%	0.00%	75.00%	75.00%	CARDS	10	3	9
Dirección Estratega, S.C.	Mexico	0.00%	100.00%	100.00%	100.00%	SERVICES	0	0	0
Dirgenfin, S.L. (j)	Spain	0.00%	100.00%	100.00%	100.00%	REAL ESTATE DEVELOPMENT	(7)	0	0
Drive Auto Receivables Trust 2015-A	USA	—	(b)	—	—	SECURITISATION	(126)	111	0
Drive Auto Receivables Trust 2015-B	USA	—	(b)	—	—	SECURITISATION	(22)	13	0
Drive Auto Receivables Trust 2015-C	USA	—	(b)	—	—	SECURITISATION	(25)	(2)	0
Drive Auto Receivables Trust 2015-D	USA	—	(b)	—	—	SECURITISATION	(53)	15	0
Drive Auto Receivables Trust 2016-A	USA	—	(b)	—	—	SECURITISATION	0	(47)	0
Drive Auto Receivables Trust 2016-B	USA	—	(b)	—	—	SECURITISATION	0	(99)	0
Drive Auto Receivables Trust 2016-C	USA	—	(b)	—	—	SECURITISATION	0	(161)	0
Electrolyser, S.A. de C.V.	Mexico	0.00%	75.05%	100.00%	100.00%	SERVICES	0	0	0
Entidad de Desarrollo a la Pequeña y Micro Empresa Santander Consumo Perú S.A.	Peru	55.00%	0.00%	55.00%	55.00%	FINANCE	18	1	10
Erestone S.A.S.	France	0.00%	90.00%	90.00%	90.00%	PROPERTY	1	0	1
Eurobanco S.A. en liquidación (j)	Uruguay	0.00%	100.00%	100.00%	—	INACTIVE	0	0	0
Evidence Previdência S.A.	Brazil	0.00%	89.38%	100.00%	100.00%	HOLDING COMPANY	64	9	73
F. Café Prestadora de Serviços Ltda.	Brazil	0.00%	89.38%	100.00%	100.00%	SERVICES	0	0	29
FFB—Participações e Serviços, Sociedade Unipessoal, S.A.	Portugal	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY	3,778	8	1,020
Finance Professional Services, S.A.S.	France	0.00%	100.00%	100.00%	100.00%	SERVICES	2	0	2
Financeira El Corte Inglés, Portugal, S.F.C., S.A.	Portugal	0.00%	51.00%	100.00%	—	FINANCE	8	0	4
Financiera El Corte Inglés, E.F.C., S.A.	Spain	0.00%	51.00%	51.00%	51.00%	FINANCE	214	66	140
First National Motor Business Limited	UK	0.00%	100.00%	100.00%	100.00%	LEASING	0	0	0

4

		% of ownership held by the bank			% of voting power (k)			Millions of euros (a)
Company	Location	Direct	Indirect		2016	2015	Line of business	Capital and Reserves	Net profit (loss) for the year	Carrying amount
First National Motor Contracts Limited	UK	0.00%	100.00%		100.00%	100.00%	LEASING	0	0	0
First National Motor Facilities Limited	UK	0.00%	100.00%		100.00%	100.00%	LEASING	0	0	0
First National Motor Finance Limited	UK	0.00%	100.00%		100.00%	100.00%	ADVISORY SERVICES	0	0	0
First National Motor Leasing Limited	UK	0.00%	100.00%		100.00%	100.00%	LEASING	0	0	0
First National Motor plc	UK	0.00%	100.00%		100.00%	100.00%	LEASING	0	0	0
First National Tricity Finance Limited	UK	0.00%	100.00%		100.00%	100.00%	FINANCE	5	0	5
Fomento e Inversiones, S.A.	Spain	100.00%	0.00%		100.00%	100.00%	HOLDING COMPANY	107	15	31
Fondo de Titulización de Activos PYMES Santander 10	Spain	—	(b	)	—	—	SECURITISATION	0	0	0
Fondo de Titulización de Activos PYMES Santander 11	Spain	—	(b	)	—	—	SECURITISATION	0	0	0
Fondo de Titulización de Activos PYMES Santander 6	Spain	—	(b	)	—	—	SECURITISATION	0	0	0
Fondo de Titulización de Activos PYMES Santander 9	Spain	—	(b	)	—	—	SECURITISATION	0	0	0
Fondo de Titulización de Activos RMBS Santander 1	Spain	—	(b	)	—	—	SECURITISATION	0	0	0
Fondo de Titulización de Activos RMBS Santander 2	Spain	—	(b	)	—	—	SECURITISATION	0	0	0
Fondo de Titulización de Activos RMBS Santander 3	Spain	—	(b	)	—	—	SECURITISATION	0	0	0
Fondo de Titulización de Activos Santander 2	Spain	—	(b	)	—	—	SECURITISATION	0	0	0
Fondo de Titulización de Activos Santander Consumer Spain Auto 2012-1	Spain	—	(b	)	—	—	SECURITISATION	0	0	0
Fondo de Titulización de Activos Santander Consumer Spain Auto 2013-1	Spain	—	(b	)	—	—	SECURITISATION	0	0	0
Fondo de Titulización de Activos Santander Consumer Spain Auto 2014-1	Spain	—	(b	)	—	—	SECURITISATION	0	0	0
Fondo de Titulización de Activos Santander Empresas 1	Spain	—	(b	)	—	—	SECURITISATION	0	0	0
Fondo de Titulización de Activos Santander Empresas 2	Spain	—	(b	)	—	—	SECURITISATION	0	0	0
Fondo de Titulización de Activos Santander Empresas 3	Spain	—	(b	)	—	—	SECURITISATION	0	0	0
Fondo de Titulización de Activos Santander Hipotecario 7	Spain	—	(b	)	—	—	SECURITISATION	0	0	0
Fondo de Titulización de Activos Santander Hipotecario 8	Spain	—	(b	)	—	—	SECURITISATION	0	0	0
Fondo de Titulización de Activos Santander Hipotecario 9	Spain	—	(b	)	—	—	SECURITISATION	0	0	0
Fondo de Titulización PYMES Santander 12	Spain	—	(b	)	—	—	SECURITISATION	0	0	0
Fondo de Titulización RMBS Santander 4	Spain	—	(b	)	—	—	SECURITISATION	0	0	0
Fondo de Titulización RMBS Santander 5	Spain	—	(b	)	—	—	SECURITISATION	0	0	0
Fondo de Titulización Santander Consumer Spain Auto 2016-1	Spain	—	(b	)	—	—	SECURITISATION	0	0	0
Fondo de Titulización Santander Consumer Spain Auto 2016-2	Spain	—	(b	)	—	—	SECURITISATION	0	0	0
Fondo de Titulización Santander Consumo 2	Spain	—	(b	)	—	—	SECURITISATION	0	0	0
Fondo de Titulización Santander Financiación 1	Spain	—	(b	)	—	—	SECURITISATION	0	0	0
Fondos Santander, S.A. Administradora de Fondos de Inversión (en liquidación) (j)	Uruguay	0.00%	100.00%		100.00%	100.00%	FUND MANAGEMENT COMPANY	0	0	0
Fortensky Trading, Ltd.	Ireland	0.00%	100.00%		100.00%	100.00%	FINANCE	0	0	0
Fosse (Master Issuer) Holdings Limited	UK	—	(b	)	—	—	SECURITISATION	0	0	0
Fosse Funding (No.1) Limited	UK	0.00%	100.00%		100.00%	100.00%	SECURITISATION	(16)	5	0
Fosse Master Issuer PLC	UK	0.00%	100.00%		100.00%	100.00%	SECURITISATION	16	(14)	0
Fosse PECOH Limited	UK	—	(b	)	—	—	SECURITISATION	0	0	0
Fosse Trustee (UK) Limited	UK	0.00%	100.00%		100.00%	100.00%	SECURITISATION	0	0	0
FTPYME Banesto 2, Fondo de Titulización de Activos	Spain	—	(b	)	—	—	SECURITISATION	0	0	0
FTPYME Santander 2 Fondo de Titulización de Activos	Spain	—	(b	)	—	—	SECURITISATION	0	0	0
Fuencarral Agrupanorte, S.L. Unipersonal	Spain	0.00%	70.27%		100.00%	100.00%	PROPERTY	92	8	101
Fundo de Investimento Imobiliário-FII	Brazil	0.00%	89.38%		100.00%	—	INVESTMENT FUND	172	(1)	153
Gamma, Sociedade Financeira de Titularização de Créditos, S.A.	Portugal	0.00%	99.85%		100.00%	—	SECURITISATION	7	0	8
Geoban UK Limited	UK	0.00%	100.00%		100.00%	100.00%	SERVICES	6	4	0
Geoban, S.A.	Spain	100.00%	0.00%		100.00%	100.00%	SERVICES	24	4	24
Gesban México Servicios Administrativos Globales, S.A. de C.V.	Mexico	0.00%	100.00%		100.00%	100.00%	SERVICES	1	0	0
Gesban Santander Servicios Profesionales Contables Limitada	Chile	0.00%	100.00%		100.00%	100.00%	INTERNET	0	0	0
Gesban Servicios Administrativos Globales, S.L.	Spain	99.99%	0.01%		100.00%	100.00%	SERVICES	2	0	1
Gesban UK Limited	UK	0.00%	100.00%		100.00%	100.00%	COLLECTION AND PAYMENT SERVICES	1	0	0
Gestión de Instalaciones Fotovoltaicas, S.L. Unipersonal	Spain	0.00%	100.00%		100.00%	100.00%	ELECTRICITY PRODUCTION	0	0	0
Gestora de Procesos S.A. en liquidación (j)	Peru	0.00%	100.00%		100.00%	100.00%	HOLDING COMPANY	0	0	0

5

		% of ownership held by the bank		% of voting power (k)			Millions of euros (a)
Company	Location	Direct	Indirect	2016	2015	Line of business	Capital and Reserves	Net profit (loss) for the year	Carrying amount
Gestora Patrimonial Calle Francisco Sancha 12, S.L.	Spain	68.80%	0.00%	68.80%	68.80%	SECURITIES AND REAL ESTATE MANAGEMENT	12	85	8
Getnet Adquirência e Serviços para Meios de Pagamento S.A.	Brazil	0.00%	79.10%	88.50%	88.50%	PAYMENT SERVICES	350	78	339
Gieldokracja Spólka z o.o.	Poland	0.00%	69.41%	100.00%	100.00%	SERVICES	0	0	0
Girobank Investments Ltd (j)	UK	0.00%	100.00%	100.00%	100.00%	FINANCE	1	0	0
Global Carihuela Patrimonio No Estratégico, S.L. Unipersonal	Spain	0.00%	70.27%	100.00%	—	PROPERTY	19	(3)	12
Golden Bar (Securitisation) S.r.l.	Italy	—	(b )	—	—	SECURITISATION	0	0	0
Golden Bar Stand Alone 2014-1	Italy	—	(b )	—	—	SECURITISATION	0	0	0
Golden Bar Stand Alone 2015-1	Italy	—	(b )	—	—	SECURITISATION	0	0	0
Golden Bar Stand Alone 2016-1	Italy	—	(b )	—	—	SECURITISATION	0	0	0
Golden Bar Whole Loan Note VFN 2013-1	Italy	—	(b )	—	—	SECURITISATION	0	0	0
Green Energy Holding Company, S.L.	Spain	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY	1	0	0
Grupo Alcanza, S.A. de C.V.	Mexico	100.00%	0.00%	100.00%	100.00%	HOLDING COMPANY	6	0	7
Grupo Empresarial Santander, S.L.	Spain	99.11%	0.89%	100.00%	100.00%	HOLDING COMPANY	2,127	266	2,992
Grupo Financiero Santander México, S.A.B. de C.V.	Mexico	74.97%	0.09%	75.09%	75.11%	HOLDING COMPANY	4,284	722	4,407
GTS El Centro Equity Holdings, LLC	USA	0.00%	81.90%	81.90%	82.04%	HOLDING COMPANY	38	(1)	43
GTS El Centro Project Holdings, LLC	USA	0.00%	81.90%	100.00%	100.00%	HOLDING COMPANY	36	1	39
Guaranty Car, S.A. Unipersonal	Spain	0.00%	100.00%	100.00%	100.00%	AUTOMOTIVE	2	0	2
Habitatrix, S.L.	Spain	0.00%	70.27%	100.00%	100.00%	PROPERTY	0	0	0
Hipototta No. 1 FTC	Portugal	—	(b )	—	—	SECURITISATION	6	(6)	0
Hipototta No. 1 plc	Ireland	—	(b )	—	—	SECURITISATION	0	0	0
Hipototta No. 4 FTC	Portugal	—	(b )	—	—	SECURITISATION	37	10	0
Hipototta No. 4 plc	Ireland	—	(b )	—	—	SECURITISATION	(6)	(7)	0
Hipototta No. 5 FTC	Portugal	—	(b )	—	—	SECURITISATION	28	9	0
Hipototta No. 5 plc	Ireland	—	(b )	—	—	SECURITISATION	(4)	(6)	0
Hispamer Renting, S.A. Unipersonal	Spain	0.00%	100.00%	100.00%	100.00%	RENTING	1	0	1
Holbah II Limited	Bahamas	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY	606	(2)	1,148
Holbah Santander, S.L. Unipersonal	Spain	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY	69	0	698
Holmes Funding Limited	UK	0.00%	100.00%	100.00%	100.00%	SECURITISATION	5	(9)	0
Holmes Holdings Limited	UK	—	(b )	—	—	SECURITISATION	0	0	0
Holmes Master Issuer plc	UK	0.00%	100.00%	100.00%	100.00%	SECURITISATION	1	2	0
Holmes Trustees Limited	UK	0.00%	100.00%	100.00%	100.00%	SECURITISATION	0	0	0
Holneth B.V.	The Netherlands	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY	353	133	316
Hune Rental, S.L. (c)	Spain	64.44%	0.00%	64.44%	—	MACHINERY RENT	(230)	(6)	30
Ibérica de Compras Corporativas, S.L.	Spain	97.17%	2.83%	100.00%	100.00%	E-COMMERCE	10	(4)	6
Independence Community Bank Corp.	USA	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY	4,076	27	4,104
Independence Community Commercial Reinvestment Corp.	USA	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY	141	2	131
Ingeniería de Software Bancario, S.L.	Spain	100.00%	0.00%	100.00%	100.00%	IT SERVICES	187	10	145
Inmo Francia 2, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	PROPERTY	54	0	54
Inmobiliária Das Avenidas Novas, S.A.	Portugal	0.00%	70.27%	100.00%	100.00%	PROPERTY	3	0	3
Insurance Funding Solutions Limited	UK	0.00%	100.00%	100.00%	100.00%	FINANCE	-3	0	0
Integry Tecnologia e Serviços A H U Ltda.	Brazil	0.00%	79.10%	100.00%	100.00%	IT SERVICES	0	0	0
Interfinance Holanda B.V.	The Netherlands	100.00%	0.00%	100.00%	100.00%	HOLDING COMPANY	0	0	0
Inversiones Capital Global, S.A. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	HOLDING COMPANY	536	(18)	494
Inversiones Casado del Alisal, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	PROPERTY	(5)	0	0
Inversiones Marítimas del Mediterráneo, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	INACTIVE	(5)	23	4
Isban Argentina S.A.	Argentina	87.42%	12.58%	100.00%	100.00%	FINANCIAL SERVICES	4	1	2
Isban Brasil S.A.	Brazil	0.00%	100.00%	100.00%	100.00%	SERVICES	15	1	22
Isban Chile S.A.	Chile	0.00%	100.00%	100.00%	100.00%	IT SERVICES	21	1	20
Isban DE GmbH	Germany	0.00%	100.00%	100.00%	100.00%	IT SERVICES	6	1	7
Isban México, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	100.00%	IT SERVICES	55	3	61
Isban U.K., Ltd.	UK	0.00%	100.00%	100.00%	100.00%	IT SERVICES	10	7	0
La Unión Resinera Española, S.A. en liquidación (j)	Spain	76.79%	19.55%	96.35%	96.35%	CHEMISTRY	9	0	8
Langton Funding (No.1) Limited	UK	0.00%	100.00%	100.00%	100.00%	SECURITISATION	0	0	0
Langton Mortgages Trustee (UK) Limited	UK	0.00%	100.00%	100.00%	100.00%	SECURITISATION	0	0	0
Langton PECOH Limited	UK	—	(b )	—	—	SECURITISATION	0	0	0

6

		% of ownership held by the bank		% of voting power (k)			Millions of euros (a)
Company	Location	Direct	Indirect	2016	2015	Line of business	Capital and Reserves	Net profit (loss) for the year	Carrying amount
Langton Securities (2008-1) plc	UK	0.00%	100.00%	100.00%	100.00%	SECURITISATION	0	0	0
Langton Securities (2010-1) PLC	UK	0.00%	100.00%	100.00%	100.00%	SECURITISATION	0	0	0
Langton Securities (2010-2) PLC	UK	0.00%	100.00%	100.00%	100.00%	SECURITISATION	0	0	0
Langton Securities (2012-1) PLC	UK	0.00%	100.00%	100.00%	100.00%	SECURITISATION	0	0	0
Langton Securities Holdings Limited	UK	—	(b )	—	—	SECURITISATION	0	0	0
Laparanza, S.A.	Spain	61.59%	0.00%	61.59%	61.59%	AGRICULTURAL HOLDING	28	0	16
Leasetotta No. 1 Limited (j)	Ireland	—	(b )	—	—	SECURITISATION	0	0	0
Liquidity Limited	UK	0.00%	100.00%	100.00%	100.00%	FACTORING	0	0	0
Luri 1, S.A. (m)	Spain	31.00%	0.00%	31.00%	26.00%	PROPERTY	18	0	5
Luri 2, S.A. (m)	Spain	30.00%	0.00%	30.00%	30.00%	PROPERTY	4	0	1
Luri 4, S.A. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	PROPERTY	1	0	1
Luri 6, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	REAL ESTATE INVESTMENT	1,148	87	1,444
MAC No. 1 Limited (i)	UK	—	(b )	—	—	MORTGAGES	0	0	0
Master Red Europa, S.L.	Spain	68.80%	0.00%	68.80%	68.80%	CARDS	1	0	0
Mata Alta, S.L.	Spain	0.00%	61.59%	100.00%	100.00%	PROPERTY	0	0	0
Merciver, S.L.	Spain	99.90%	0.10%	100.00%	100.00%	FINANCIAL ADVISORY	0	0	0
Merlion Aviation One Limited	Ireland	51.00%	0.00%	51.00%	51.00%	RENTING	39	0	0
Metrovacesa Inmuebles y Promociones, S.L.	Spain	0.00%	70.27%	100.00%	100.00%	PROPERTY	32	0	32
Metrovacesa Promoción y Arrendamiento, S.A.	Spain	52.50%	17.77%	70.27%	—	REAL ESTATE DEVELOPMENT	317	(18)	229
Metrovacesa Suelo y Promoción, S.A.	Spain	52.50%	17.77%	70.27%	—	REAL ESTATE DEVELOPMENT	1,033	(14)	804
Motor 2012 Holdings Limited (j)	UK	—	(b )	—	—	SECURITISATION	0	0	0
Motor 2012 PLC (j)	UK	0.00%	100.00%	100.00%	100.00%	SECURITISATION	0	0	0
Motor 2013-1 Holdings Limited (j)	UK	—	(b )	—	—	SECURITISATION	0	0	0
Motor 2013-1 PLC (j)	UK	0.00%	100.00%	100.00%	100.00%	SECURITISATION	0	0	0
Motor 2014-1 Holdings Limited	UK	—	(b )	—	—	SECURITISATION	0	0	0
Motor 2014-1 PLC	UK	0.00%	100.00%	100.00%	100.00%	SECURITISATION	1	1	0
Motor 2015-1 Holdings Limited	UK	—	(b )	—	—	SECURITISATION	0	0	0
Motor 2015-1 PLC	UK	0.00%	100.00%	100.00%	—	SECURITISATION	0	(2)	0
Motor 2016-1 Holdings Limited	UK	—	(b )	—	—	SECURITISATION	0	0	0
Motor 2016-1 PLC	UK	0.00%	100.00%	100.00%	—	SECURITISATION	0	0	0
Motor 2016-1M Ltd	UK	—	(b )	—	—	SECURITISATION	0	0	0
Naviera Mirambel, S.L.	Spain	0.00%	100.00%	100.00%	100.00%	FINANCE	0	0	0
Naviera Trans Gas, A.I.E.	Spain	99.99%	0.01%	100.00%	100.00%	RENTING	(8)	1	44
Naviera Trans Iron, S.L.	Spain	100.00%	0.00%	100.00%	100.00%	LEASING	22	1	21
Naviera Trans Ore, A.I.E.	Spain	99.99%	0.01%	100.00%	100.00%	RENTING	18	1	17
Naviera Trans Wind, S.L.	Spain	99.99%	0.01%	100.00%	100.00%	RENTING	37	2	43
Newcomar, S.L. en liquidación (j)	Spain	40.00%	40.00%	80.00%	—	PROPERTY	1	0	0
Norbest AS	Norway	7.94%	92.06%	100.00%	100.00%	SECURITIES INVESTMENT	95	(1)	94
Novimovest – Fundo de Investimento Imobiliário	Portugal	0.00%	78.96%	79.08%	78.59%	INVESTMENT FUND	323	8	254
NW Services CO.	USA	0.00%	100.00%	100.00%	100.00%	E-COMMERCE	4	0	2
Open Bank, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	BANKING	222	9	237
Optimal Investment Services SA	Switzerland	100.00%	0.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY	26	(1)	29
Optimal Multiadvisors Ireland Plc / Optimal Strategic US Equity Ireland Euro Fund (c)	Ireland	0.00%	54.18%	51.25%	51.25%	FUND MANAGEMENT COMPANY	4	0	0
Optimal Multiadvisors Ireland Plc / Optimal Strategic US Equity Ireland US Dollar Fund (c)	Ireland	0.00%	44.14%	51.62%	51.62%	FUND MANAGEMENT COMPANY	5	0	0
Optimal Multiadvisors Ltd / Optimal Strategic US Equity Series (consolidado) (c)	Bahamas	0.00%	55.62%	56.10%	56.10%	FUND MANAGEMENT COMPANY	49	0	0
Parasant SA	Switzerland	100.00%	0.00%	100.00%	100.00%	HOLDING COMPANY	1,276	(124)	932
PBE Companies, LLC	USA	0.00%	100.00%	100.00%	100.00%	PROPERTY	118	2	106
PECOH Limited	UK	0.00%	100.00%	100.00%	100.00%	SECURITISATION	0	0	0
Pereda Gestión, S.A.	Spain	99.99%	0.01%	100.00%	100.00%	HOLDING COMPANY	1	44	4
Phoenix C1 Aviation Limited	Ireland	51.00%	0.00%	51.00%	51.00%	RENTING	1	0	0
Pingham International, S.A.	Uruguay	0.00%	100.00%	100.00%	100.00%	SERVICES	0	0	0
Portal Universia Argentina S.A.	Argentina	0.00%	75.75%	75.75%	75.75%	INTERNET	0	0	0
Portal Universia Portugal, Prestação de Serviços de Informática, S.A.	Portugal	0.00%	100.00%	100.00%	100.00%	INTERNET	0	0	0

7

		% of ownership held by the bank		% of voting power (k)			Millions of euros (a)
Company	Location	Direct	Indirect	2016	2015	Line of business	Capital and Reserves	Net profit (loss) for the year	Carrying amount
Portal Universia, S.A.	Spain	0.00%	89.45%	89.45%	94.72%	INTERNET	0	0	0
Premier Credit S.A.S.	Colombia	0.00%	100.00%	100.00%	—	FINANCIAL ADVISORY	1	0	2
Produban Servicios Informáticos Generales, S.L.	Spain	99.96%	0.04%	100.00%	100.00%	SERVICES	196	9	202
Produban Serviços de Informática S.A.	Brazil	0.00%	100.00%	100.00%	100.00%	IT SERVICES	13	0	4
Programa Multi Sponsor PMS, S.A.	Spain	50.00%	50.00%	100.00%	100.00%	ADVERTISING	2	1	1
Promociones Vallebramen, S.L.	Spain	0.00%	70.27%	100.00%	100.00%	PROPERTY	(29)	3	0
PSA Bank Deutschland GmbH	Germany	0.00%	50.00%	50.00%	50.00%	BANKING	400	33	199
PSA Banque France	France	0.00%	50.00%	50.00%	50.00%	BANKING	790	282	463
PSA Consumer Finance Polska Sp. z o.o.	Poland	0.00%	40.82%	100.00%	—	FINANCE	1	0	0
PSA Finance Arrendamento Mercantil S.A.	Brazil	0.00%	89.37%	100.00%	—	LEASING	103	6	74
PSA Finance Belux S.A.	Belgium	0.00%	50.00%	50.00%	—	FINANCE	84	15	41
PSA Finance Polska Sp. z o.o.	Poland	0.00%	40.82%	50.00%	—	FINANCE	33	1	11
PSA Finance Suisse, S.A.	Switzerland	0.00%	50.00%	100.00%	100.00%	LEASING	24	3	15
PSA Finance UK Limited	UK	0.00%	50.00%	50.00%	50.00%	FINANCE	297	70	127
PSA Financial Services Nederland B.V.	The Netherlands	0.00%	50.00%	50.00%	—	FINANCE	52	9	22
PSA Financial Services Spain, E.F.C., S.A.	Spain	0.00%	50.00%	50.00%	50.00%	FINANCE	357	34	174
Punta Lima, LLC	USA	0.00%	100.00%	100.00%	100.00%	LEASING	31	(1)	36
Reliz Sp. z o.o. w upadłości likwidacyjnej (j) (l)	Poland	0.00%	69.41%	100.00%	100.00%	RENTING	(10)	2	0
Retop S.A. (f)	Uruguay	100.00%	0.00%	100.00%	100.00%	FINANCE	13	15	63
Riobank International (Uruguay) SAIFE (j)	Uruguay	0.00%	100.00%	100.00%	100.00%	BANKING	0	0	0
Roc Aviation One Designated Activity Company	Ireland	100.00%	0.00%	100.00%	100.00%	RENTING	(1)	(1)	0
Roc Shipping One Limited	Ireland	51.00%	0.00%	51.00%	51.00%	RENTING	0	0	0
Saja Eca Limited (j)	Ireland	—	(b )	—	—	FINANCE	0	0	0
SAM UK Investment Holdings Limited	UK	77.67%	22.33%	100.00%	100.00%	HOLDING COMPANY	596	(60)	485
Sancap Investimentos e Participações S.A.	Brazil	0.00%	89.38%	100.00%	100.00%	HOLDING COMPANY	122	26	98
Saninv—Gestão e Investimentos, Sociedade Unipessoal, S.A.	Portugal	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY	0	0	0
Santander (CF Trustee Property Nominee) Limited	UK	0.00%	100.00%	100.00%	100.00%	SERVICES	0	0	0
Santander (CF Trustee) Limited (d)	UK	0.00%	100.00%	100.00%	100.00%	ASSET MANAGEMENT	0	0	0
Santander (UK) Group Pension Schemes Trustees Limited (d)	UK	0.00%	100.00%	100.00%	100.00%	ASSET MANAGEMENT	0	0	0
Santander Agente de Valores Limitada	Chile	0.00%	67.43%	100.00%	100.00%	BROKERAGE	55	17	48
Santander Ahorro Inmobiliario 1, S.I.I., S.A.	Spain	59.75%	9.45%	73.41%	40.02%	REAL ESTATE INVESTMENT	37	(2)	28
Santander Ahorro Inmobiliario 2, S.I.I., S.A.	Spain	87.12%	7.68%	95.22%	85.51%	REAL ESTATE INVESTMENT	31	(5)	26
Santander Asset Finance (December) Limited	UK	0.00%	100.00%	100.00%	100.00%	LEASING	46	6	0
Santander Asset Finance plc	UK	0.00%	100.00%	100.00%	100.00%	LEASING	204	2	169
Santander Asset Management—Sociedade Gestora de Fundos de Investimento Mobiliário, S.A.	Portugal	100.00%	0.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY	27	0	26
Santander Asset Management Chile S.A.	Chile	0.01%	99.93%	100.00%	100.00%	SECURITIES INVESTMENT	4	0	4
Santander Back-Offices Globales Mayoristas, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	SERVICES	4	2	1
Santander Banca de Inversión Colombia, S.A.S.	Colombia	0.00%	100.00%	100.00%	100.00%	FINANCIAL SERVICES	1	0	1
Santander BanCorp	Puerto Rico	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY	970	23	993
Santander Bank & Trust Ltd.	Bahamas	0.00%	100.00%	100.00%	100.00%	BANKING	794	(2)	403
Santander Bank, National Association	USA	0.00%	100.00%	100.00%	100.00%	BANKING	12,585	144	12,730
Santander Benelux, S.A./N.V.	Belgium	0.00%	100.00%	100.00%	100.00%	BANKING	1,164	22	1,170
Santander Brasil Administradora de Consórcio Ltda.	Brazil	0.00%	89.38%	100.00%	100.00%	SERVICES	31	9	36
Santander Brasil Advisory Services S.A.	Brazil	0.00%	86.32%	96.58%	96.52%	ADVISORY SERVICES	4	0	4
Santander Brasil, EFC, S.A.	Spain	0.00%	89.38%	100.00%	100.00%	FINANCE	775	(15)	665
Santander Capital Desarrollo, SGEIC, S.A. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	VENTURE CAPITAL	14	(3)	8
Santander Capital Structuring, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	100.00%	COMMERCE	7	1	0
Santander Capitalização S.A.	Brazil	0.00%	89.38%	100.00%	100.00%	INSURANCE	58	32	80
Santander Cards Ireland Limited	Ireland	0.00%	100.00%	100.00%	100.00%	CARDS	(8)	0	0
Santander Cards Limited	UK	0.00%	100.00%	100.00%	100.00%	CARDS	108	0	108
Santander Cards UK Limited	UK	0.00%	100.00%	100.00%	100.00%	FINANCE	167	1	125
Santander Chile Holding S.A.	Chile	22.11%	77.72%	99.83%	99.83%	HOLDING COMPANY	1,349	239	1,411
Santander Commercial Paper, S.A. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	FINANCE	4	0	0
Santander Consulting (Beijing) Co., Ltd.	China	0.00%	100.00%	100.00%	100.00%	ADVICE	7	1	4

8

		% of ownership held by the bank		% of voting power (k)			Millions of euros (a)
Company	Location	Direct	Indirect	2016	2015	Line of business	Capital and Reserves	Net profit (loss) for the year	Carrying amount
Santander Consumer (UK) plc	UK	0.00%	100.00%	100.00%	100.00%	FINANCE	562	103	304
Santander Consumer ABS Funding 2 LLC	USA	0.00%	58.79%	100.00%	100.00%	FINANCE	(9)	(6)	0
Santander Consumer ABS Funding 3 LLC	USA	0.00%	58.79%	100.00%	100.00%	FINANCE	(3)	(26)	0
Santander Consumer Auto Receivables Funding 2011-A LLC	USA	0.00%	58.79%	100.00%	100.00%	FINANCE	250	45	0
Santander Consumer Auto Receivables Funding 2013-B2 LLC	USA	0.00%	58.79%	100.00%	100.00%	FINANCE	(41)	24	0
Santander Consumer Auto Receivables Funding 2013-B3 LLC	USA	0.00%	58.79%	100.00%	100.00%	FINANCE	(39)	26	0
Santander Consumer Auto Receivables Funding 2013-L1 LLC	USA	0.00%	58.79%	100.00%	100.00%	FINANCE	(135)	(61)	0
Santander Consumer Auto Receivables Funding 2014-B1 LLC	USA	0.00%	58.79%	100.00%	100.00%	FINANCE	29	28	0
Santander Consumer Auto Receivables Funding 2014-B2 LLC	USA	0.00%	58.79%	100.00%	100.00%	FINANCE	6	12	0
Santander Consumer Auto Receivables Funding 2014-B3 LLC	USA	0.00%	58.79%	100.00%	100.00%	FINANCE	12	13	0
Santander Consumer Auto Receivables Funding 2014-B4 LLC	USA	0.00%	58.79%	100.00%	100.00%	FINANCE	6	21	0
Santander Consumer Auto Receivables Funding 2014-B5 LLC	USA	0.00%	58.79%	100.00%	100.00%	FINANCE	15	26	0
Santander Consumer Auto Receivables Funding 2014-L1 LLC	USA	0.00%	58.79%	100.00%	100.00%	FINANCE	(45)	(4)	0
Santander Consumer Auto Receivables Funding 2015-L1 LLC	USA	0.00%	58.79%	100.00%	100.00%	FINANCE	(11)	(4)	0
Santander Consumer Auto Receivables Funding 2015-L2 LLC	USA	0.00%	58.79%	100.00%	100.00%	FINANCE	(12)	0	0
Santander Consumer Auto Receivables Funding 2015-L3 LLC	USA	0.00%	58.79%	100.00%	100.00%	FINANCE	(16)	(25)	0
Santander Consumer Auto Receivables Funding 2015-L4 LLC	USA	0.00%	58.79%	100.00%	100.00%	FINANCE	(12)	(26)	0
Santander Consumer Auto Receivables Funding 2016-B1 LLC	USA	0.00%	58.79%	100.00%	100.00%	FINANCE	0	(28)	0
Santander Consumer Auto Receivables Funding 2016-B2 LLC	USA	0.00%	58.79%	100.00%	100.00%	FINANCE	0	(40)	0
Santander Consumer Auto Receivables Funding 2016-B3 LLC	USA	0.00%	58.79%	100.00%	100.00%	FINANCE	0	(44)	0
Santander Consumer Auto Receivables Funding 2016-B4 LLC	USA	0.00%	58.79%	100.00%	—	FINANCE	0	(41)	0
Santander Consumer Auto Receivables Funding 2016-L1 LLC	USA	0.00%	58.79%	100.00%	100.00%	FINANCE	0	(25)	0
Santander Consumer Auto Receivables Funding 2016-L2 LLC	USA	0.00%	58.79%	100.00%	—	FINANCE	0	(20)	0
Santander Consumer Auto Receivables Funding 2016-L3 LLC	USA	0.00%	58.79%	100.00%	—	FINANCE	0	(4)	0
Santander Consumer Auto Receivables Funding 2016-L4 LLC	USA	0.00%	58.79%	100.00%	—	FINANCE	0	(4)	0
Santander Consumer Auto Specialty Trust 2015-A	USA	0.00%	58.79%	100.00%	—	INACTIVE	0	0	0
Santander Consumer Bank AG	Germany	0.00%	100.00%	100.00%	100.00%	BANKING	3,063	530	4,820
Santander Consumer Bank AS	Norway	0.00%	100.00%	100.00%	100.00%	FINANCE	1,507	268	1,814
Santander Consumer Bank GmbH	Austria	0.00%	100.00%	100.00%	100.00%	BANKING	326	33	363
Santander Consumer Bank S.A.	Poland	0.00%	81.65%	100.00%	100.00%	BANKING	511	102	507
Santander Consumer Bank S.p.A.	Italy	0.00%	100.00%	100.00%	100.00%	BANKING	613	67	603
Santander Consumer Banque S.A.	France	0.00%	100.00%	100.00%	100.00%	BANKING	432	57	490
Santander Consumer Captive Auto Funding 5 LLC	USA	0.00%	58.79%	100.00%	100.00%	FINANCE	(5)	(2)	0
Santander Consumer Captive Auto Funding LLC	USA	0.00%	58.79%	100.00%	100.00%	FINANCE	(18)	(10)	0
Santander Consumer Chile S.A.	Chile	51.00%	0.00%	51.00%	51.00%	FINANCE	56	12	17
Santander Consumer Credit Services Limited	UK	0.00%	100.00%	100.00%	100.00%	FINANCE	(36)	0	0
Santander Consumer Finance Benelux B.V.	The Netherlands	0.00%	100.00%	100.00%	100.00%	FINANCE	98	22	190
Santander Consumer Finance Media S.r.l.—in liquidazione (j)	Italy	0.00%	65.00%	65.00%	65.00%	FINANCE	7	0	5
Santander Consumer Finance Oy	Finland	0.00%	100.00%	100.00%	100.00%	FINANCE	143	44	130
Santander Consumer Finance, S.A.	Spain	63.19%	36.81%	100.00%	100.00%	BANKING	9,238	621	7,377
Santander Consumer Finanse Sp. z o.o.	Poland	0.00%	81.65%	100.00%	100.00%	SERVICES	15	1	13
Santander Consumer Funding 3 LLC	USA	0.00%	58.79%	100.00%	100.00%	FINANCE	205	(20)	0
Santander Consumer Funding 5 LLC	USA	0.00%	58.79%	100.00%	100.00%	FINANCE	18	(13)	0
Santander Consumer Holding Austria GmbH	Austria	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY	364	25	518
Santander Consumer Holding GmbH	Germany	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY	4,476	307	5,677
Santander Consumer International Puerto Rico LLC	Puerto Rico	0.00%	58.79%	100.00%	100.00%	SERVICES	5	199	5
Santander Consumer Leasing GmbH	Germany	0.00%	100.00%	100.00%	100.00%	LEASING	20	46	101
Santander Consumer Mediación Operador de Banca-Seguros Vinculado, S.L.	Spain	0.00%	94.61%	100.00%	100.00%	INSURANCE INTERMEDIARY	0	0	0
Santander Consumer Multirent Sp. z o.o.	Poland	0.00%	81.65%	100.00%	100.00%	LEASING	14	6	5
Santander Consumer Receivables 10 LLC	USA	0.00%	58.79%	100.00%	100.00%	FINANCE	484	156	0
Santander Consumer Receivables 11 LLC	USA	0.00%	58.79%	100.00%	100.00%	FINANCE	85	83	0
Santander Consumer Receivables 12 LLC	USA	0.00%	58.79%	100.00%	100.00%	FINANCE	0	(16)	0
Santander Consumer Receivables 3 LLC	USA	0.00%	58.79%	100.00%	100.00%	FINANCE	154	81	0
Santander Consumer Receivables 7 LLC	USA	0.00%	58.79%	100.00%	100.00%	FINANCE	125	140	0
Santander Consumer Receivables 9 LLC	USA	0.00%	58.79%	100.00%	100.00%	FINANCE	186	26	0

9

		% of ownership held by the bank		% of voting power (k)			Millions of euros (a)
Company	Location	Direct	Indirect	2016	2015	Line of business	Capital and Reserves	Net profit (loss) for the year	Carrying amount
Santander Consumer Receivables Funding LLC	USA	0.00%	58.79%	100.00%	100.00%	FINANCE	0	0	0
Santander Consumer Renting, S.L.	Spain	0.00%	100.00%	100.00%	100.00%	LEASING	32	5	39
Santander Consumer Services GmbH	Austria	0.00%	100.00%	100.00%	100.00%	SERVICES	0	0	0
Santander Consumer Services, S.A.	Portugal	0.00%	100.00%	100.00%	100.00%	FINANCE	1	4	11
Santander Consumer USA Holdings Inc.	USA	0.00%	58.79%	58.79%	58.94%	HOLDING COMPANY	4,243	727	3,561
Santander Consumer USA Inc.	USA	0.00%	58.79%	100.00%	100.00%	FINANCE	3,096	(389)	2,631
Santander Consumer, EFC, S.A.	Spain	0.00%	100.00%	100.00%	100.00%	FINANCE	413	102	505
Santander Consumo, S.A. de C.V., SOFOM, E.R., Grupo Financiero Santander México	Mexico	0.00%	75.05%	100.00%	100.00%	CARDS	559	130	517
Santander Corredora de Seguros Limitada	Chile	0.00%	67.20%	100.00%	100.00%	INSURANCE BROKERAGE	88	4	62
Santander Corredores de Bolsa Limitada	Chile	0.00%	83.23%	100.00%	100.00%	BROKERAGE	54	3	48
Santander Corretora de Câmbio e Valores Mobiliários S.A.	Brazil	0.00%	89.38%	100.00%	100.00%	BROKERAGE	142	31	145
Santander de Titulización S.G.F.T., S.A.	Spain	81.00%	19.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY	5	2	2
Santander Drive Auto Receivables LLC	USA	0.00%	58.79%	100.00%	100.00%	FINANCE	1	0	0
Santander Drive Auto Receivables Trust 2012-5	USA	—	(b)	—	—	SECURITISATION	140	13	0
Santander Drive Auto Receivables Trust 2012-6	USA	—	(b)	—	—	SECURITISATION	229	19	0
Santander Drive Auto Receivables Trust 2013-1	USA	—	(b)	—	—	SECURITISATION	213	22	0
Santander Drive Auto Receivables Trust 2013-2	USA	—	(b)	—	—	SECURITISATION	212	24	0
Santander Drive Auto Receivables Trust 2013-3	USA	—	(b)	—	—	SECURITISATION	204	24	0
Santander Drive Auto Receivables Trust 2013-4	USA	—	(b)	—	—	SECURITISATION	52	18	0
Santander Drive Auto Receivables Trust 2013-5	USA	—	(b)	—	—	SECURITISATION	80	40	0
Santander Drive Auto Receivables Trust 2013-A	USA	—	(b)	—	—	SECURITISATION	33	16	0
Santander Drive Auto Receivables Trust 2014-1	USA	—	(b)	—	—	SECURITISATION	79	43	0
Santander Drive Auto Receivables Trust 2014-2	USA	—	(b)	—	—	SECURITISATION	54	49	0
Santander Drive Auto Receivables Trust 2014-3	USA	—	(b)	—	—	SECURITISATION	35	49	0
Santander Drive Auto Receivables Trust 2014-4	USA	—	(b)	—	—	SECURITISATION	12	35	0
Santander Drive Auto Receivables Trust 2014-5	USA	—	(b)	—	—	SECURITISATION	(8)	38	0
Santander Drive Auto Receivables Trust 2015-1	USA	—	(b)	—	—	SECURITISATION	(34)	69	0
Santander Drive Auto Receivables Trust 2015-2	USA	—	(b)	—	—	SECURITISATION	(44)	65	0
Santander Drive Auto Receivables Trust 2015-3	USA	—	(b)	—	—	SECURITISATION	(55)	61	0
Santander Drive Auto Receivables Trust 2015-4	USA	—	(b)	—	—	SECURITISATION	(90)	76	0
Santander Drive Auto Receivables Trust 2015-5	USA	—	(b)	—	—	SECURITISATION	(102)	89	0
Santander Drive Auto Receivables Trust 2015-S1	USA	—	(b)	—	—	SECURITISATION	(1)	(1)	0
Santander Drive Auto Receivables Trust 2015-S2	USA	—	(b)	—	—	SECURITISATION	(1)	(1)	0
Santander Drive Auto Receivables Trust 2015-S3	USA	—	(b)	—	—	SECURITISATION	(1)	(1)	0
Santander Drive Auto Receivables Trust 2015-S4	USA	—	(b)	—	—	SECURITISATION	(1)	(1)	0
Santander Drive Auto Receivables Trust 2015-S5	USA	—	(b)	—	—	SECURITISATION	(1)	(1)	0
Santander Drive Auto Receivables Trust 2015-S6	USA	—	(b)	—	—	SECURITISATION	(1)	(1)	0
Santander Drive Auto Receivables Trust 2015-S7	USA	—	(b)	—	—	SECURITISATION	(2)	(3)	0
Santander Drive Auto Receivables Trust 2016-1	USA	—	(b)	—	—	SECURITISATION	0	(48)	0
Santander Drive Auto Receivables Trust 2016-2	USA	—	(b)	—	—	SECURITISATION	0	(73)	0
Santander Drive Auto Receivables Trust 2016-3	USA	—	(b)	—	—	SECURITISATION	0	(132)	0
Santander Energías Renovables I, SCR de Régimen Simplificado, S.A.	Spain	56.76%	0.00%	56.76%	56.76%	VENTURE CAPITAL	16	(1)	11
Santander Envíos, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	MONEY TRANSFER	3	0	1
Santander Equity Investments Limited	UK	0.00%	100.00%	100.00%	100.00%	FINANCE	39	8	49
Santander Estates Limited	UK	0.00%	100.00%	100.00%	100.00%	PROPERTY	5	0	0
Santander Factoring S.A.	Chile	0.00%	99.83%	100.00%	100.00%	FACTORING	46	2	48
Santander Factoring y Confirming, S.A., E.F.C.	Spain	100.00%	0.00%	100.00%	100.00%	FACTORING	467	53	126
Santander FI Hedge Strategies	Ireland	0.00%	89.38%	100.00%	100.00%	INVESTMENT COMPANY	146	21	150
Santander Finance 2012-1 LLC	USA	0.00%	100.00%	100.00%	100.00%	FINANCIAL SERVICES	2	0	1
Santander Financial Exchanges Limited	UK	100.00%	0.00%	100.00%	100.00%	FINANCE	778	5	311
Santander Financial Services, Inc.	Puerto Rico	100.00%	0.00%	100.00%	100.00%	FINANCE	313	18	319
Santander Fintech Limited	UK	100.00%	0.00%	100.00%	100.00%	SECURITISATION	69	(3)	59
Santander Fund Administration, S.A. Unipersonal	Spain	0.00%	100.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY	2	0	2
Santander Fundo de Investimento Amazonas Multimercado Crédito Privado Investimento no Exterior (o)	Brazil	0.00%	89.38%	100.00%	100.00%	INVESTMENT FUND	141	14	139

10

		% of ownership held by the bank		% of voting power (k)			Millions of euros (a)
Company	Location	Direct	Indirect	2016	2015	Line of business	Capital and Reserves	Net profit (loss) for the year	Carrying amount
Santander Fundo de Investimento Diamantina Multimercado Crédito Privado Investimento no Exterior (g)	Brazil	0.00%	89.38%	100.00%	100.00%	INVESTMENT FUND	130	6	122
Santander Fundo de Investimento em Cotas de Fundos de Investimento Contract i Referenciado DI (f)	Brazil	0.00%	93.56%	100.00%	100.00%	INVESTMENT FUND	126	3	121
Santander Fundo de Investimento Financial Curto Prazo (e)	Brazil	0.00%	89.37%	100.00%	100.00%	INVESTMENT FUND	2,686	183	2,563
Santander Fundo de Investimento Guarujá Multimercado Crédito Privado Investimento no Exterior	Brazil	0.00%	89.38%	100.00%	100.00%	INVESTMENT FUND	78	10	79
Santander Fundo de Investimento Renda Fixa Capitalization (e)	Brazil	0.00%	89.38%	100.00%	100.00%	INVESTMENT FUND	203	13	193
Santander Fundo de Investimento SBAC Referenciado di Crédito Privado (h)	Brazil	0.00%	89.38%	100.00%	100.00%	INVESTMENT FUND	10	0	9
Santander Fundo de Investimento Unix Multimercado Crédito Privado (o)	Brazil	0.00%	89.38%	100.00%	100.00%	INVESTMENT FUND	86	11	87
Santander GBM Secured Financing Limited	Ireland	—	(b )	—	—	SECURITISATION	7	(2)	0
Santander Gestión de Recaudación y Cobranzas Ltda.	Chile	0.00%	99.83%	100.00%	100.00%	FINANCIAL SERVICES	2	1	3
Santander Gestión Inmobiliaria, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	PROPERTY	1	0	0
Santander Global Consumer Finance Limited	UK	0.00%	100.00%	100.00%	100.00%	FINANCE	7	1	7
Santander Global Facilities, S.A. de C.V.	Mexico	100.00%	0.00%	100.00%	100.00%	REAL ESTATE MANAGEMENT	95	1	136
Santander Global Facilities, S.L.	Spain	100.00%	0.00%	100.00%	100.00%	PROPERTY	686	3	614
Santander Global Property, S.L.	Spain	97.34%	2.66%	100.00%	100.00%	SECURITIES INVESTMENT	254	28	255
Santander Global Services, S.A. (j)	Uruguay	0.00%	100.00%	100.00%	100.00%	SERVICES	0	0	0
Santander Global Sport, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	SPORT ACTIVITY	31	(2)	29
Santander Guarantee Company	UK	0.00%	100.00%	100.00%	100.00%	LEASING	5	0	3
Santander Hipotecario 1 Fondo de Titulización de Activos	Spain	—	(b )	—	—	SECURITISATION	0	0	0
Santander Hipotecario 2 Fondo de Titulización de Activos	Spain	—	(b )	—	—	SECURITISATION	0	0	0
Santander Hipotecario 3 Fondo de Titulización de Activos	Spain	—	(b )	—	—	SECURITISATION	0	0	0
Santander Hipotecario, S.A. de C.V., SOFOM, E.R., Grupo Financiero Santander México	Mexico	0.00%	75.05%	100.00%	100.00%	FINANCE	267	31	223
Santander Holanda B.V.	The Netherlands	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY	12	0	12
Santander Holding Internacional, S.A.	Spain	99.95%	0.05%	100.00%	100.00%	HOLDING COMPANY	5,694	(5)	4,159
Santander Holding Vivienda, S.A. de C.V.	Mexico	0.00%	75.05%	100.00%	100.00%	SERVICES	27	3	22
Santander Holdings USA, Inc.	USA	100.00%	0.00%	100.00%	100.00%	HOLDING COMPANY	18,266	344	11,248
Santander Insurance Agency, Inc.	Puerto Rico	0.00%	100.00%	100.00%	100.00%	INSURANCE BROKERAGE	16	3	19
Santander Insurance Agency, U.S., LLC	USA	0.00%	100.00%	100.00%	100.00%	INSURANCE	1	0	1
Santander Insurance Services UK Limited	UK	100.00%	0.00%	100.00%	100.00%	ASSET MANAGEMENT	40	1	47
Santander Intermediación Correduría de Seguros, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	INSURANCE BROKERAGE	18	1	18
Santander International Debt, S.A. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	FINANCE	8	0	0
Santander International Products, Plc.	Ireland	99.99%	0.01%	100.00%	100.00%	FINANCE	1	0	0
Santander Inversiones S.A.	Chile	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY	1,438	183	1,032
Santander Investment Bank Limited	Bahamas	0.00%	100.00%	100.00%	100.00%	BANKING	967	(9)	899
Santander Investment Bolsa, Sociedad de Valores, S.A. Unipersonal	Spain	0.00%	100.00%	100.00%	100.00%	BROKERAGE	189	3	140
Santander Investment Chile Limitada	Chile	0.00%	100.00%	100.00%	100.00%	FINANCE	567	25	321
Santander Investment I, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	HOLDING COMPANY	219	0	27
Santander Investment Limited	Bahamas	0.00%	100.00%	100.00%	100.00%	INACTIVE	0	0	0
Santander Investment Securities Inc.	USA	0.00%	100.00%	100.00%	100.00%	BROKERAGE	155	67	223
Santander Investment, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	BANKING	176	10	191
Santander ISA Managers Limited	UK	0.00%	100.00%	100.00%	100.00%	INVESTMENT FUND AND PORTFOLIO MANAGEMENT	6	1	6
Santander Issuances, S.A. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	FINANCE	2	(1)	0
Santander Lease, S.A., E.F.C.	Spain	70.00%	30.00%	100.00%	100.00%	LEASING	72	7	35
Santander Leasing S.A. Arrendamento Mercantil	Brazil	0.00%	89.37%	99.99%	99.99%	LEASING	1,627	154	1,485
Santander Leasing, LLC	USA	0.00%	100.00%	100.00%	100.00%	LEASING	16	0	0
Santander Lending Limited	UK	0.00%	100.00%	100.00%	100.00%	MORTGAGES	210	11	221
Santander Mediación Operador de Banca-Seguros Vinculado, S.A.	Spain	96.70%	3.30%	100.00%	100.00%	INSURANCE INTERMEDIARY	3	0	2

11

		% of ownership held by the bank		% of voting power (k)			Millions of euros (a)
Company	Location	Direct	Indirect	2016	2015	Line of business	Capital and Reserves	Net profit (loss) for the year	Carrying amount
Santander Merchant S.A.	Argentina	0.00%	100.00%	100.00%	100.00%	FINANCE	1	0	2
Santander Microcrédito Assessoria Financeira S.A.	Brazil	0.00%	89.38%	100.00%	100.00%	FINANCIAL SERVICES	5	0	5
Santander Paraty Qif PLC	Ireland	0.00%	89.38%	100.00%	—	INVESTMENT FUND	0	0	0
Santander Participações S.A.	Brazil	0.00%	89.38%	100.00%	100.00%	HOLDING COMPANY	404	46	363
Santander Pensões—Sociedade Gestora de Fundos de Pensões, S.A.	Portugal	100.00%	0.00%	100.00%	100.00%	PENSION FUND MANAGEMENT COMPANY	4	0	4
Santander Perpetual, S.A. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	FINANCE	1	0	0
Santander Private Banking Gestión, S.A., S.G.I.I.C.	Spain	100.00%	0.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY	36	7	35
Santander Private Banking s.p.a.	Italy	100.00%	0.00%	100.00%	100.00%	BANKING	45	(4)	41
Santander Private Banking UK Limited	UK	0.00%	100.00%	100.00%	100.00%	PROPERTY	297	1	406
Santander Private Real Estate Advisory & Management, S.A.	Spain	0.00%	100.00%	100.00%	100.00%	PROPERTY	5	(1)	4
Santander Private Real Estate Advisory, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	PROPERTY	15	0	15
Santander Public Sector SCF, S.A.	France	99.94%	0.06%	100.00%	100.00%	FINANCE	3	(2)	1
Santander Real Estate, S.G.I.I.C., S.A.	Spain	100.00%	0.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY	119	0	118
Santander Revolving Asset Funding 1 LLC	USA	0.00%	58.79%	100.00%	100.00%	FINANCE	0	(8)	0
Santander Río Servicios S.A.	Argentina	0.00%	99.97%	100.00%	100.00%	ADVISORY SERVICES	0	0	0
Santander Río Trust S.A.	Argentina	0.00%	99.97%	100.00%	100.00%	SERVICES	0	0	0
Santander Río Valores S.A.	Argentina	0.00%	99.34%	100.00%	100.00%	BROKERAGE	5	1	6
Santander RSPE 10 LLC	USA	0.00%	58.79%	100.00%	—	INACTIVE	0	0	0
Santander RSPE 11 LLC	USA	0.00%	58.79%	100.00%	—	INACTIVE	0	0	0
Santander S.A.—Serviços Técnicos, Administrativos e de Corretagem de Seguros	Brazil	0.00%	93.56%	100.00%	100.00%	INSURANCE BROKERAGE	178	58	201
Santander S.A. Sociedad Securitizadora	Chile	0.00%	67.23%	100.00%	100.00%	FUND MANAGEMENT COMPANY	1	0	0
Santander Secretariat Services Limited	UK	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY	0	0	0
Santander Securities LLC	Puerto Rico	0.00%	100.00%	100.00%	100.00%	BROKERAGE	66	(43)	29
Santander Securities Services Brasil Distribuidora de Títulos e Valores Mobiliários S.A.	Brazil	0.00%	100.00%	100.00%	100.00%	BROKERAGE	250	20	256
Santander Securities Services Brasil Participações S.A.	Brazil	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY	260	16	272
Santander Securities Services, S.A. Unipersonal	Spain	0.00%	100.00%	100.00%	100.00%	BANKING	427	34	372
Santander Seguros y Reaseguros, Compañía Aseguradora, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	INSURANCE	970	126	1,188
Santander Service GmbH	Germany	0.00%	100.00%	100.00%	100.00%	SERVICES	2	0	1
Santander Servicios Corporativos, S.A. de C.V.	Mexico	0.00%	75.05%	100.00%	100.00%	SERVICES	3	1	3
Santander Servicios Especializados, S.A. de C.V.	Mexico	0.00%	75.05%	100.00%	100.00%	FINANCIAL SERVICES	2	0	1
Santander Tecnología y Operaciones A.E.I.E.	Spain	—	(b )	—	—	SERVICES	0	0	0
Santander Totta Seguros, Companhia de Seguros de Vida, S.A.	Portugal	0.00%	99.90%	100.00%	100.00%	INSURANCE	151	12	47
Santander Totta, SGPS, S.A.	Portugal	0.00%	99.90%	99.90%	99.89%	HOLDING COMPANY	3,498	151	3,923
Santander Trade Services Limited	Hong-Kong	0.00%	100.00%	100.00%	100.00%	SERVICES	18	0	18
Santander UK Foundation Limited	UK	—	(b )	—	—	CHARITABLE SERVICES	0	0	0
Santander UK Group Holdings plc	UK	77.67%	22.33%	100.00%	100.00%	FINANCE	14,177	793	20,416
Santander UK Investments	UK	100.00%	0.00%	100.00%	100.00%	FINANCE	51	0	47
Santander UK plc	UK	0.00%	100.00%	100.00%	100.00%	BANKING	15,040	1,367	14,971
Santander US Debt, S.A. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	FINANCE	1	0	0
Santander Vivienda, S.A. de C.V. SOFOM, E.R. Grupo Financiero Santander México	Mexico	0.00%	75.05%	100.00%	100.00%	FINANCE	86	(2)	63
Santander Vivienda, S.A. de C.V. SOFOM, E.R. Grupo Financiero Santander México como Fiduciaria del Fideicomiso Bursa	Mexico	—	(b )	—	—	SECURITISATION	3	2	0
Santotta-Internacional, SGPS, Sociedade Unipessoal, Lda.	Portugal	0.00%	99.85%	100.00%	100.00%	HOLDING COMPANY	181	(1)	12
Santusa Holding, S.L.	Spain	69.76%	30.24%	100.00%	100.00%	HOLDING COMPANY	5,199	1,031	6,479
SC Austria Finance 2013-1 S.A.	Luxembourg	—	(b )	—	—	SECURITISATION	0	0	0
SC Germany Auto 2011-1 UG (haftungsbeschränkt) (j)	Germany	—	(b )	—	—	SECURITISATION	0	0	0
SC Germany Auto 2011-2 UG (haftungsbeschränkt) (j)	Germany	—	(b )	—	—	SECURITISATION	0	0	0
SC Germany Auto 2013-1 UG (haftungsbeschränkt)	Germany	—	(b )	—	—	SECURITISATION	0	0	0
SC Germany Auto 2013-2 UG (haftungsbeschränkt)	Germany	—	(b )	—	—	SECURITISATION	0	0	0
SC Germany Auto 2014-1 UG (haftungsbeschränkt)	Germany	—	(b )	—	—	SECURITISATION	0	0	0

12

		% of ownership held by the bank		% of voting power (k)			Millions of euros (a)
Company	Location	Direct	Indirect	2016	2015	Line of business	Capital and Reserves	Net profit (loss) for the year	Carrying amount
SC Germany Auto 2014-2 UG (haftungsbeschränkt)	Germany	—	(b )	—	—	SECURITISATION	0	0	0
SC Germany Auto 2016-1 UG (haftungsbeschränkt)	Germany	—	(b )	—	—	SECURITISATION	0	0	0
SC Germany Auto 2016-2 UG (haftungsbeschränkt)	Germany	—	(b )	—	—	SECURITISATION	0	0	0
SC Germany Consumer 2013-1 UG (haftungsbeschränkt) (j)	Germany	—	(b )	—	—	SECURITISATION	0	0	0
SC Germany Consumer 2014-1 UG (haftungsbeschränkt)	Germany	—	(b )	—	—	SECURITISATION	0	0	0
SC Germany Consumer 2015-1 UG (haftungsbeschränkt)	Germany	—	(b )	—	—	SECURITISATION	0	0	0
SC Germany Consumer 2016-1 UG (haftungsbeschränkt)	Germany	—	(b )	—	—	SECURITISATION	0	0	0
SC Germany Vehicles 2013-1 UG (haftungsbeschränkt)	Germany	—	(b )	—	—	SECURITISATION	0	0	0
SC Germany Vehicles 2015-1 UG (haftungsbeschränkt)	Germany	—	(b )	—	—	SECURITISATION	0	0	0
SC Poland Consumer 15-1 Sp. z.o.o.	Poland	—	(b )	—	—	SECURITISATION	0	0	0
SC Poland Consumer 16-1 Sp. z o.o.	Poland	—	(b )	—	—	SECURITISATION	0	0	0
SCF Ajoneuvohallinta Limited	Ireland	—	(b )	—	—	SECURITISATION	0	0	0
SCF Ajoneuvohallinto I Limited	Ireland	—	(b )	—	—	SECURITISATION	0	0	0
SCF Ajoneuvohallinto II Ltd	Ireland	—	(b )	—	—	SECURITISATION	0	0	0
SCF Ajoneuvohallinto Limited (j)	Ireland	—	(b )	—	—	SECURITISATION	0	0	0
SCF Rahoituspalvelut 2013 Designated Activity Company	Ireland	—	(b )	—	—	SECURITISATION	0	0	0
SCF Rahoituspalvelut I Designated Activity Company (j)	Ireland	—	(b )	—	—	SECURITISATION	0	0	0
SCF Rahoituspalvelut II DAC	Ireland	—	(b )	—	—	SECURITISATION	0	0	0
SCF Rahoituspalvelut Limited (j)	Ireland	—	(b )	—	—	SECURITISATION	0	0	0
SCFI Ajoneuvohallinto Limited	Ireland	—	(b )	—	—	SECURITISATION	0	0	0
SCFI Rahoituspalvelut Designated Activity Company	Ireland	—	(b )	—	—	SECURITISATION	0	0	0
Secucor Finance 2013-I Designated Activity Company (q)	Ireland	—	(b )	—	—	SECURITISATION	0	0	0
Services and Promotions Delaware Corp.	USA	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY	65	0	65
Services and Promotions Miami LLC	USA	0.00%	100.00%	100.00%	100.00%	PROPERTY	61	4	72
Servicio de Alarmas Controladas por Ordenador, S.A.	Spain	99.99%	0.01%	100.00%	100.00%	SECURITY	2	0	1
Servicios Corporativos Seguros Serfin, S.A. de C.V. (j)	Mexico	0.00%	85.30%	100.00%	100.00%	SERVICES	0	0	0
Servicios de Cobranza, Recuperación y Seguimiento, S.A. de C.V.	Mexico	0.00%	85.00%	85.00%	100.00%	FINANCE	16	3	1
Sheppards Moneybrokers Limited	UK	0.00%	100.00%	100.00%	100.00%	ADVISORY SERVICES	18	0	17
Shiloh III Wind Project, LLC	USA	0.00%	100.00%	100.00%	100.00%	ELECTRICITY PRODUCTION	305	10	266
SIAF LLC	USA	0.00%	58.79%	100.00%	100.00%	FINANCE	(108)	(164)	0
Silk Finance No. 4	Portugal	—	(b )	—	—	SECURITISATION	(9)	4	0
Sistema 4B, S.L. (consolidado)	Spain	68.80%	0.00%	68.80%	68.80%	CARDS	1	0	0
Sociedad Integral de Valoraciones Automatizadas, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	APPRAISAL	1	1	1
Socur, S.A. (f)	Uruguay	100.00%	0.00%	100.00%	100.00%	FINANCE	37	27	59
Sol Orchard Imperial 1 LLC	USA	0.00%	81.90%	100.00%	100.00%	ELECTRICITY PRODUCTION	36	1	38
Solarlaser Limited	UK	0.00%	100.00%	100.00%	100.00%	PROPERTY	0	0	0
SOV APEX LLC	USA	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY	38,579	424	30,479
Sovereign Capital Trust IX	USA	0.00%	100.00%	100.00%	100.00%	FINANCE	4	0	4
Sovereign Capital Trust VI	USA	0.00%	100.00%	100.00%	100.00%	FINANCE	9	0	0
Sovereign Community Development Company	USA	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY	38	0	42
Sovereign Delaware Investment Corporation	USA	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY	134	1	135
Sovereign Lease Holdings, LLC	USA	0.00%	100.00%	100.00%	100.00%	FINANCIAL SERVICES	132	4	127
Sovereign Precious Metals, LLC	USA	0.00%	100.00%	100.00%	100.00%	PRECIOUS METAL COMMERCE	144	0	14
Sovereign REIT Holdings, Inc.	USA	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY	7,438	88	4,999
Sovereign Securities Corporation, LLC	USA	0.00%	100.00%	100.00%	100.00%	INACTIVE	54	0	50
Sovereign Spirit Limited (n)	Bermudas	0.00%	100.00%	100.00%	100.00%	LEASING	0	0	0
Sterrebeeck B.V.	The Netherlands	100.00%	0.00%	100.00%	100.00%	HOLDING COMPANY	5,525	638	12,683
Suleyado 2003, S.L.	Spain	0.00%	100.00%	100.00%	100.00%	SECURITIES INVESTMENT	5	(1)	5
Super Pagamentos e Administração de Meios Eletrônicos S.A.	Brazil	0.00%	89.38%	100.00%	50.00%	PAYMENT SERVICES	8	(2)	9
Suzuki Servicios Financieros, S.L.	Spain	0.00%	51.00%	51.00%	51.00%	INTERMEDIATION	4	0	0
Svensk Autofinans 1 Limited	Ireland	—	(b )	—	—	SECURITISATION	0	0	0
Svensk Autofinans WH 1 Designated Activity Company	Ireland	—	(b )	—	—	SECURITISATION	0	0	0
Swesant SA	Switzerland	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY	1	(1)	0
Synergy Abstract, LP (j)	USA	0.00%	70.00%	70.00%	70.00%	INACTIVE	0	0	0
Taxagest Sociedade Gestora de Participações Sociais, S.A.	Portugal	0.00%	99.85%	100.00%	100.00%	HOLDING COMPANY	56	0	0
Teatinos Siglo XXI Inversiones S.A.	Chile	50.00%	50.00%	100.00%	100.00%	HOLDING COMPANY	2,860	273	2,571

13

		% of ownership held by the bank		% of voting power (k)			Millions of euros (a)
Company	Location	Direct	Indirect	2016	2015	Line of business	Capital and Reserves	Net profit (loss) for the year	Carrying amount
The Alliance & Leicester Corporation Limited	UK	0.00%	100.00%	100.00%	100.00%	PROPERTY	14	0	14
The National & Provincial Building Society Pension Fund Trustees Limited (d) (j)	UK	—	(b )	—	—	ASSET MANAGEMENT	0	0	0
Time Retail Finance Limited (j)	UK	0.00%	100.00%	100.00%	100.00%	SERVICES	0	0	0
Tonopah Solar I, LLC	USA	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY	57	(1)	52
Toque Fale Serviços de Telemarketing Ltda.	Brazil	0.00%	79.10%	100.00%	100.00%	MARKETING	0	0	1
Tornquist Asesores de Seguros S.A. (j)	Argentina	0.00%	99.99%	99.99%	99.99%	ADVISORY SERVICES	0	0	0
Totta (Ireland), PLC (h)	Ireland	0.00%	99.84%	100.00%	100.00%	FINANCE	450	3	450
Totta Urbe—Empresa de Administração e Construções, S.A.	Portugal	0.00%	99.85%	100.00%	100.00%	PROPERTY	140	2	100
Trade Maps 3 Hong Kong Limited	Hong- Kong	—	(b )	—	—	SECURITISATION	0	0	0
Trade Maps 3 Ireland Limited	Ireland	—	(b )	—	—	SECURITISATION	0	0	0
Trans Rotor Limited	UK	100.00%	0.00%	100.00%	100.00%	RENTING	16	0	16
Transolver Finance EFC, S.A.	Spain	0.00%	51.00%	51.00%	50.00%	LEASING	34	5	17
Tuttle & Son Limited	UK	0.00%	100.00%	100.00%	100.00%	COLLECTION AND PAYMENT SERVICES	1	0	1
Universia Brasil S.A.	Brazil	0.00%	100.00%	100.00%	100.00%	INTERNET	1	(1)	0
Universia Chile S.A.	Chile	0.00%	86.60%	86.60%	86.34%	INTERNET	1	0	0
Universia Colombia S.A.S.	Colombia	0.00%	100.00%	100.00%	100.00%	INTERNET	0	0	0
Universia Holding, S.L.	Spain	100.00%	0.00%	100.00%	100.00%	HOLDING COMPANY	32	(8)	29
Universia México, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	100.00%	INTERNET	0	0	0
Universia Perú, S.A.	Peru	0.00%	96.51%	96.51%	90.77%	INTERNET	0	0	0
Universia Puerto Rico, Inc.	Puerto Rico	0.00%	100.00%	100.00%	100.00%	INTERNET	0	0	0
Universia Uruguay, S.A.	Uruguay	0.00%	100.00%	100.00%	100.00%	INTERNET	0	(1)	0
Vailen Management, S.L.	Spain	0.00%	70.27%	100.00%	100.00%	PROPERTY	0	0	0
Viking Collection Services Limited (j)	UK	0.00%	100.00%	100.00%	100.00%	FINANCE	0	0	0
W.N.P.H. Gestão e Investimentos Sociedade Unipessoal, S.A.	Portugal	0.00%	100.00%	100.00%	100.00%	ASSET MANAGEMENT	0	0	0
Wallcesa, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	SECURITIES INVESTMENT	(942)	0	0
Waypoint Insurance Group, Inc.	USA	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY	10	0	10
Webcasas, S.A.	Brazil	0.00%	93.56%	100.00%	100.00%	INTERNET	6	0	6
Whitewick Limited	Jersey	0.00%	100.00%	100.00%	100.00%	INACTIVE	0	0	0
WIM Servicios Corporativos, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	100.00%	ADVISORY	0	0	0
WTW Shipping Designated Activity Company	Ireland	100.00%	0.00%	100.00%	100.00%	LEASING	10	1	9

(a)

Amount per books of each company at 31 December 2016 without considering, where appropriate, the interim dividends that have been made in the year. In the carrying amount (net cost of provision), the Group’s ownership percentage has been applied to the number of each of the holders, without considering the impairment of goodwill incurred in the consolidation process. The data of the foreign companies are converted into euros at the exchange rate at the end of the period.

(b)	Companies over which effective control is exercised.
(c)	Data from the latest approved financial statements as at 31 December 2015.
(d)	Data from the latest approved financial statements as at 31 March 2016.
(e)	Data from the latest approved financial statements as at 30 June 2016.
(f)	Data from the latest approved financial statements as at 30 September 2016.
(g)	Data from the latest approved financial statements as at 31 July 2016.
(h)	Data from the latest approved financial statements as at 30 November 2016.
(i)	Data from the latest approved financial statements as at 31 August 2016.
(j)	Company in liquidation as at 31 December 2016.
(k)

Pursuant to Article 3 of Royal Decree 1159/2010, of 17 September approving the rules for the preparation of consolidated financial statements, in order to determine voting power, the voting power relating to subsidiaries or to other persons acting in their own name but on behalf of Group companies was added to the voting power directly held by the Parent. For these purposes, the number of votes corresponding to the Parent in relation to companies over which it exercises indirect control is the number corresponding to each subsidiary holding a direct ownership interest in such companies.

(l)	Data from the latest available approved financial statements at 31 December 2013.
(m)	See note 2.b.ii. and 2.b.iii
(n)	Company resident in the UK for tax purposes.
(o)	Data from the latest approved financial statements as at 28 February 2016.
(p)	Data from the latest approved financial statements as at 31 May 2016.
(q)	Data from the latest approved financial statements as at 31 January 2016.
(r)	Data from the latest approved financial statements as at December 2000.
(1)	The preference share issuer companies are detailed in Appendix III, together with other relevant information.

14

Appendix II

Companies in which Santander Group has ownership interests of more than 5% (g), associates of Santander Group and joint ventures

		% of ownership held by the bank		% of voting power (f)				Millions of euros (a)
Company	Location	Direct	Indirect	2016	2015	Line of business	Type of company	Assets	Capital and Reserves	Net profit (loss) for the year
3E1 Sp. z o.o (b)	Poland	0.00%	12.26%	21.60%	21.60%	ELECTRICITY PRODUCTION	—	10	1	0
Administrador Financiero de Transantiago S.A.	Chile	0.00%	13.42%	20.00%	20.00%	COLLECTION AND PAYMENT SERVICES	Associated	74	18	2
Aegon Santander Generales Seguros y Reaseguros, S.A.	Spain	0.00%	49.00%	49.00%	49.00%	INSURANCE	Multigroup	297	101	12
Aegon Santander Portugal Não Vida—Companhia de Seguros, S.A.	Portugal	0.00%	48.95%	49.00%	49.00%	INSURANCE	Multigroup	19	12	2
Aegon Santander Portugal Vida—Companhia de Seguros Vida, S.A.	Portugal	0.00%	48.95%	49.00%	49.00%	INSURANCE	Multigroup	88	19	5
Aegon Santander Vida Seguros y Reaseguros, S.A.	Spain	0.00%	49.00%	49.00%	49.00%	INSURANCE	Multigroup	259	143	23
Aeroplan—Sociedade Construtora de Aeroportos, Lda. (e)	Portugal	0.00%	19.97%	20.00%	—	INACTIVE	—	0	0	0
Agres, Agrupación Restauradores, S.L.	Spain	0.00%	43.00%	43.00%	43.00%	RESTAURANTS	Associated	2	1	0
Aguas de Fuensanta, S.A.	Spain	36.78%	0.00%	36.78%	36.78%	FOOD	Associated	0	(40)	0
Allfunds Bank Brasil Representações Ltda.	Brazil	0.00%	25.25%	50.00%	50.00%	ADMINISTRATIVE SERVICES	Multigroup	0	0	0
Allfunds Bank International S.A.	Luxembourg	0.00%	25.25%	50.00%	50.00%	BANKING	Multigroup	213	25	5
Allfunds Bank, S.A.	Spain	0.00%	25.25%	50.00%	50.00%	BANKING	Multigroup	939	141	64
Allfunds International Schweiz AG	Switzerland	0.00%	25.25%	50.00%	50.00%	SERVICES	Multigroup	5	4	0
Allfunds Nominee Limited	UK	0.00%	25.25%	50.00%	50.00%	HOLDING COMPANY	Multigroup	0	0	0
Anekis, S.A.	Spain	24.75%	24.75%	49.50%	49.50%	ADVERTISING	Associated	6	5	0
Arena Communications Network, S.L.	Spain	20.00%	0.00%	20.00%	20.00%	ADVERTISING	Associated	10	5	0
Attijariwafa Bank Société Anonyme (consolidado) (b)	Morocco	0.00%	5.26%	5.26%	5.26%	BANKING	—	38,536	3,368	497
Autopistas del Sol S.A. (b)	Argentina	0.00%	14.17%	14.17%	14.17%	MOTORWAY CONCESSION	—	78	6	5
Aviva Powszechne Towarzystwo Emerytalne Aviva BZ WBK S.A. (b)	Poland	0.00%	6.94%	10.00%	10.00%	PENSION FUND MANAGEMENT COMPANY	—	85	52	26
Aviva Towarzystwo Ubezpieczeń na Życie S.A. (b)	Poland	0.00%	6.94%	10.00%	10.00%	INSURANCE	—	3,411	238	180
Bagoeta, S.L. (b)	Spain	30.61%	0.00%	30.61%	—	SERVICES	—	177	8	(45)
Banco Internacional da Guiné-Bissau, S.A. (d) (e)	Guinea Bissau	0.00%	48.92%	49.00%	49.00%	BANKING	—	12	(30)	(1)
Banco RCI Brasil S.A.	Brazil	0.00%	35.65%	39.89%	39.89%	LEASING	Multigroup	2,924	364	23
Bank of Beijing Consumer Finance Company	China	0.00%	20.00%	20.00%	20.00%	FINANCE	Associated	2,166	301	1
Bank of Shanghai Co., Ltd. (consolidado) (b)	China	6.48%	0.00%	6.48%	7.20%	BANKING	—	197,965	10,900	1,782
Benim—Sociedade Imobiliária, S.A. (consolidado) (b)	Portugal	0.00%	25.77%	25.81%	25.81%	PROPERTY	Associated	11	2	(1)
Bodegas Gran Feudo, S.L. (b)	Spain	21.86%	0.00%	21.86%	21.86%	FOOD	—	56	26	(6)
BZ WBK-Aviva Towarzystwo Ubezpieczeń na Życie S.A.	Poland	0.00%	34.01%	49.00%	49.00%	INSURANCE	Associated	232	12	9
BZ WBK-Aviva Towarzystwo Ubezpieczeń Ogólnych S.A.	Poland	0.00%	34.01%	49.00%	49.00%	INSURANCE	Associated	98	30	16
Cantabria Capital, SGEIC, S.A.	Spain	50.00%	0.00%	50.00%	50.00%	VENTURE CAPITAL	Associated	0	0	0
Carnes Estellés, S.A. (e)	Spain	21.41%	0.00%	21.41%	21.41%	FOOD	Associated	0	0	0
CCPT—ComprarCasa, Rede Serviços Imobiliários, S.A.	Portugal	0.00%	49.98%	49.98%	49.98%	PROPERTY SERVICES	Multigroup	1	0	0
Centro de Compensación Automatizado S.A.	Chile	0.00%	22.37%	33.33%	33.33%	COLLECTION AND PAYMENT SERVICES	Associated	8	5	1
Centro para el Desarrollo, Investigación y Aplicación de Nuevas Tecnologías, S.A. (b)	Spain	0.00%	49.00%	49.00%	49.00%	TECHNOLOGY	Associated	3	3	0
CNP Santander Insurance Europe Designated Activity Company	Ireland	49.00%	0.00%	49.00%	49.00%	INSURANCE BROKERAGE	Associated	664	61	15
CNP Santander Insurance Life Designated Activity Company	Ireland	49.00%	0.00%	49.00%	49.00%	INSURANCE BROKERAGE	Associated	1,102	133	32
CNP Santander Insurance Services Ireland Limited	Ireland	49.00%	0.00%	49.00%	49.00%	SERVICES	Associated	8	1	1
Cobranza Amigable, S.A.P.I. de C.V.	Mexico	0.00%	33.78%	39.74%	48.56%	COLLECTION SERVICES	Multigroup	8	8	0
Comder Contraparte Central S.A	Chile	0.00%	7.54%	11.23%	11.09%	FINANCIAL SERVICES	Associated	39	15	2
Companhia Promotora UCI	Brazil	0.00%	25.00%	25.00%	25.00%	FINANCIAL SERVICES	Multigroup	1	(1)	0
Compañía Española de Seguros de Crédito a la Exportación, S.A., Compañía de Seguros y Reaseguros (consolidado) (b)	Spain	20.53%	0.55%	21.08%	21.08%	CREDIT INSURANCE	—	835	356	30
Eko Energy Sp. z o.o (b)	Poland	0.00%	12.49%	22.00%	22.00%	ELECTRICITY PRODUCTION	—	67	11	4
Emape—Empresa Agro-Pecuária Benavente, S.A. (e)	Portugal	0.00%	19.97%	20.00%	—	AGRICULTURAL HOLDING	—	0	0	0
FAFER- Empreendimentos Urbanísticos e de Construção, S.A. (c) (e)	Portugal	0.00%	36.57%	36.62%	—	PROPERTY	—	0	(3)	0
Farma Wiatrowa Jablowo Sp. z o.o (b)	Poland	0.00%	12.26%	21.60%	21.60%	ELECTRICITY PRODUCTION	—	0	0	0
FC2Egestión, S.L.	Spain	50.00%	0.00%	50.00%	50.00%	ENVIROMENTAL MANAGEMENT	Multigroup	0	0	0

1

		% of ownership held by the bank		% of voting power (f)				Millions of euros (a)
Company	Location	Direct	Indirect	2016	2015	Line of business	Type of company	Assets	Capital and Reserves	Net profit (loss) for the year
Federal Home Loan Bank of Pittsburgh (b)	U.S.A.	0.00%	8.66%	8.66%	17.60%	BANKING	—	91,392	4,027	243
Federal Reserve Bank of Boston (b)	U.S.A.	0.00%	30.44%	30.44%	30.25%	BANKING	—	108,409	2,393	(736)
FIDC RCI Brasil I—Financiamento de Veículos (l)	Brazil	—	(h )	—	—	SECURITISATION	Multigroup	158	147	12
FIDC RN Brasil—Financiamento de Veículos	Brazil	—	(h )	—	—	SECURITISATION	Multigroup	102	99	2
First Wind Texas Holdings LLC (consolidado)	U.S.A.	0.00%	32.61%	32.61%	33.00%	HOLDING COMPANY	—	236	163	50
Fondo de Titulización RMBS Prado III	Spain	—	(h )	—	—	SECURITISATION	Multigroup	433	0	0
Fondo de Titulización de Activos RMBS Prado I	Spain	—	(h )	—	—	SECURITISATION	Multigroup	424	0	0
Fondo de Titulización de Activos UCI 11	Spain	—	(h )	—	—	SECURITISATION	Multigroup	213	0	0
Fondo de Titulización de Activos UCI 14	Spain	—	(h )	—	—	SECURITISATION	Multigroup	557	0	0
Fondo de Titulización de Activos UCI 15	Spain	—	(h )	—	—	SECURITISATION	Multigroup	657	0	0
Fondo de Titulización de Activos UCI 16	Spain	—	(h )	—	—	SECURITISATION	Multigroup	921	0	0
Fondo de Titulización de Activos UCI 17	Spain	—	(h )	—	—	SECURITISATION	Multigroup	779	0	0
Fondo de Titulización de Activos UCI 18	Spain	—	(h )	—	—	SECURITISATION	Multigroup	853	0	0
Fondo de Titulización Hipotecaria UCI 10	Spain	—	(h )	—	—	SECURITISATION	Multigroup	130	0	0
Fondo de Titulización Hipotecaria UCI 12	Spain	—	(h )	—	—	SECURITISATION	Multigroup	298	0	0
Fondo de Titulización RMBS Prado II	Spain	—	(h )	—	—	SECURITISATION	Multigroup	528	0	0
Fortune Auto Finance Co., Ltd	China	0.00%	50.00%	50.00%	50.00%	FINANCE	Multigroup	1,727	142	42
Friedrichstrasse, S.L.	Spain	35.00%	0.00%	35.00%	35.00%	PROPERTY	Associated	1	1	0
Generación Andina S.A.C.	Peru	0.00%	49.78%	49.78%	49.78%	ELECTRICITY PRODUCTION	Multigroup	83	15	(7)
Gire S.A.	Argentina	0.00%	57.92%	58.33%	58.33%	COLLECTION AND PAYMENT SERVICES	Associated	152	15	16
Grupo Alimentario de Exclusivas, S.A. (e)	Spain	40.53%	0.00%	40.53%	40.53%	FOOD	Associated	0	(8)	0
HCUK Auto Funding 2015 Ltd	UK	—	(h )	—	—	SECURITISATION	Multigroup	251	0	0
HCUK Auto Funding 2016-1 Ltd	UK	—	(h )	—	—	SECURITISATION	Multigroup	350	0	0
HCUK Auto Funding Ltd (e)	UK	—	(h )	—	—	SECURITISATION	Multigroup	0	0	0
Hyundai Capital Germany GmbH	Germany	0.00%	49.99%	49.99%	49.99%	SERVICES	Multigroup	5	2	0
Hyundai Capital UK Limited	UK	0.00%	50.01%	50.01%	50.01%	FINANCE	Multigroup	1,988	100	28
Imperial Holding S.C.A. (e) (i)	Luxembourg	0.00%	36.36%	36.36%	36.36%	SECURITIES INVESTMENT	—	0	(112)	0
Imperial Management S.à r.l. (b) (e)	Luxembourg	0.00%	40.20%	40.20%	—	HOLDING COMPANY	—	0	0	0
Inbond Inversiones 2014, S.L.	Spain	40.00%	0.00%	40.00%	40.00%	FINANCIAL STUDIES	Multigroup	226	222	3
Indice Iberoamericano de Investigación y Conocimiento, A.I.E.	Spain	0.00%	51.00%	51.00%	51.00%	IT SYSTEM	Multigroup	4	(2)	0
Inmo Alemania Gestión de Activos Inmobiliarios, S.A. (b)	Spain	0.00%	20.00%	20.00%	20.00%	HOLDING COMPANY	—	53	50	2
Inversiones ZS América Dos Ltda	Chile	0.00%	49.00%	49.00%	49.00%	SECURITIES AND REAL ESTATE INVESTMENT	Associated	366	366	48
Inversiones ZS América SpA	Chile	0.00%	49.00%	49.00%	49.00%	SECURITIES AND REAL ESTATE INVESTMENT	Associated	392	267	39
Invico S.A. (b)	Poland	0.00%	14.64%	21.09%	21.09%	COMMERCE	—	4	2	(4)
J.C. Flowers I L.P. (b)	U.S.A.	0.00%	10.60%	4.99%	4.99%	HOLDING COMPANY	—	3	(5)	7
J.C. Flowers II-A L.P. (b)	Canada	0.00%	69.20%	4.43%	4.43%	HOLDING COMPANY	—	43	47	(4)
JCF AIV P L.P. (b)	Canada	0.00%	7.67%	4.99%	4.99%	HOLDING COMPANY	—	64	75	(11)
JCF BIN II-A (k)	Mauritania	0.00%	69.52%	4.43%	4.43%	HOLDING COMPANY	—	2	5	(3)
JCF II-A AIV K L.P. (b)	Canada	0.00%	69.52%	0.00%	0.00%	HOLDING COMPANY	—	4	5	(1)
JCF II-A Special AIV K L.P. (b)	Canada	0.00%	72.29%	4.99%	4.99%	HOLDING COMPANY	—	4	5	(1)
Jupiter III C.V. (b)	The Netherlands	0.00%	72.75%	4.99%	4.99%	HOLDING COMPANY	—	201	189	12
Jupiter JCF AIV II-A C.V. (b)	The Netherlands	0.00%	69.41%	4.99%	4.99%	HOLDING COMPANY	—	45	43	1
L’Esplai Valencia, S.L.	Spain	0.00%	26.30%	37.43%	37.00%	PROPERTY	—	0	0	0
Luri 3, S.A.	Spain	10.00%	0.00%	10.00%	10.00%	PROPERTY	Multigroup	17	16	1
Lusimovest Fundo de Investimento Imobiliário	Portugal	0.00%	25.73%	25.77%	—	INVESTMENT FUND	Associated	145	92	2
Massachusetts Business Development Corp. (consolidado) (b)	U.S.A.	0.00%	21.60%	21.60%	21.60%	FINANCE	—	70	8	1
Merlin Properties, SOCIMI, S.A. (consolidado) (p)	Spain	16.83%	5.55%	22.38%	—	PROPERTY	Associated	—	—	—
New PEL S.à r.l. (b)	Luxembourg	0.00%	7.67%	0.00%	0.00%	HOLDING COMPANY	—	69	68	0
NIB Special Investors IV-A LP (b)	Canada	0.00%	99.70%	4.99%	4.99%	HOLDING COMPANY	—	41	40	1
NIB Special Investors IV-B LP (b)	Canada	0.00%	95.80%	4.99%	4.99%	HOLDING COMPANY	—	14	12	1
Norchem Holdings e Negócios S.A.	Brazil	0.00%	19.44%	29.00%	29.00%	HOLDING COMPANY	Associated	37	26	2
Norchem Participações e Consultoria S.A.	Brazil	0.00%	44.69%	50.00%	50.00%	BROKERAGE	Multigroup	23	14	1
Nowotna Farma Wiatrowa Sp. z o.o (b)	Poland	0.00%	12.26%	21.60%	21.60%	ELECTRICITY PRODUCTION	—	60	4	6

2

		% of ownership held by the bank		% of voting power (f)				Millions of euros (a)
Company	Location	Direct	Indirect	2016	2015	Line of business	Type of company	Assets	Capital and Reserves	Net profit (loss) for the year
Odc Ambievo Tecnologia e Inovacao Ambiental, Industria e Comercio de Insumos Naturais Ltda. (b)	Brazil	0.00%	20.63%	23.08%	23.07%	TECHNOLOGY	—	2	3	0
Olivant Limited (consolidado) (b)	Guernsey	0.00%	10.39%	10.39%	10.39%	HOLDING COMPANY	—	25	36	(16)
Operadora de Activos Alfa, S.A. De C.V.	Mexico	0.00%	49.98%	49.98%	49.98%	FINANCE	Associated	0	0	0
Operadora de Activos Beta, S.A. de C.V.	Mexico	0.00%	49.99%	49.99%	49.99%	FINANCE	Associated	2	1	1
Operadora de Tarjetas de Crédito Nexus S.A.	Chile	0.00%	8.66%	12.90%	12.90%	CARDS	Associated	42	13	3
Parque Solar Páramo, S.L.	Spain	92.00%	0.00%	25.00%	25.00%	ELECTRICITY PRODUCTION	Multigroup	32	1	(1)
POLFUND—Fundusz Poręczeń Kredytowych S.A. (b)	Poland	0.00%	34.71%	50.00%	50.00%	MANAGEMENT COMPANY	Associated	22	19	0
Procapital—Investimentos Imobiliários, S.A. (e) (o)	Portugal	0.00%	39.96%	40.00%	—	PROPERTY	—	3	(22)	0
PSA Corretora de Seguros e Serviços Ltda.	Brazil	0.00%	44.69%	50.00%	—	INSURANCE	Multigroup	1	0	0
PSA Insurance Europe Limited	Malta	0.00%	50.00%	50.00%	50.00%	INSURANCE	Multigroup	72	47	4
PSA Life Insurance Europe Limited	Malta	0.00%	50.00%	50.00%	50.00%	INSURANCE	Multigroup	23	9	3
PSA UK Number 1 plc	UK	0.00%	50.00%	50.00%	50.00%	LEASING	Associated	5	5	0
Redbanc S.A.	Chile	0.00%	22.44%	33.43%	33.43%	SERVICES	Associated	28	8	2
Redsys servicios de Procesamiento, S.L. (b)	Spain	17.56%	0.00%	17.56%	17.56%	CARDS	Associated	126	24	8
Retama Real Estate, S.A.	Spain	0.00%	50.00%	50.00%	50.00%	SERVICES	Multigroup	60	(32)	(4)
Rías Redbanc, S.A.	Uruguay	0.00%	25.00%	25.00%	25.00%	SERVICES	—	3	1	0
Rio Alto Gestão de Créditos e Participações, S.A.	Brazil	0.00%	44.69%	50.00%	50.00%	COLLECTION AND PAYMENT SERVICES	—	177	132	56
SAM Asset Management , S.A. de C.V., Sociedad Operadora de Fondos de Inversión	Mexico	0.00%	50.00%	50.00%	50.00%	FUND MANAGEMENT COMPANY	Multigroup	39	3	14
SAM Brasil Participações S.A.	Brazil	1.00%	49.50%	50.50%	50.50%	HOLDING COMPANY	Multigroup	41	39	2
SAM Finance Lux S.à r.l.	Luxembourg	0.00%	50.00%	50.00%	50.00%	MANAGEMENT COMPANY	Multigroup	1,004	3	0
SAM Investment Holdings Limited (n)	Jersey	0.00%	50.00%	50.00%	50.00%	HOLDING COMPANY	Multigroup	1,976	853	153
Santander Asset Management Luxembourg, S.A.	Luxembourg	0.00%	50.00%	50.00%	50.00%	FUND MANAGEMENT COMPANY	Multigroup	17	4	0
Santander Asset Management S.A. Administradora General de Fondos	Chile	0.00%	49.99%	49.99%	49.99%	FUND MANAGEMENT COMPANY	Multigroup	33	17	7
Santander Asset Management UK Holdings Limited	UK	0.00%	50.00%	50.00%	50.00%	HOLDING COMPANY	Multigroup	409	409	43
Santander Asset Management UK Limited	UK	0.00%	50.00%	50.00%	50.00%	INVESTMENT FUND AND PORTFOLIO MANAGEMENT	Multigroup	86	29	39
Santander Asset Management, LLC	Puerto Rico	0.00%	50.00%	50.00%	50.00%	MANAGEMENT COMPANY	Multigroup	4	(1)	4
Santander Asset Management, S.A., S.G.I.I.C.	Spain	0.00%	50.00%	50.00%	50.00%	FUND MANAGEMENT COMPANY	Multigroup	142	50	53
Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A.	Brazil	0.00%	50.50%	50.50%	50.50%	MANAGEMENT COMPANY	Multigroup	65	40	2
Santander Brasil Gestão de Recursos Ltda.	Brazil	0.00%	50.00%	50.00%	50.00%	REAL ESTATE INVESTMENT	Multigroup	627	560	41
Santander Elavon Merchant Services Entidad de Pago, S.L.	Spain	49.00%	0.00%	49.00%	49.00%	PAYMENT SERVICES	Multigroup	266	174	3
Santander Pensiones, S.A., E.G.F.P.	Spain	0.00%	50.00%	50.00%	50.00%	PENSION FUND MANAGEMENT COMPANY	Multigroup	42	24	19
Santander Río Asset Management Gerente de Fondos Comunes de Inversión S.A.	Argentina	0.00%	50.00%	50.00%	50.00%	FUND MANAGEMENT COMPANY	Multigroup	7	2	0
Saturn Japan II Sub C.V. (b)	The Netherlands	0.00%	69.30%	0.00%	0.00%	HOLDING COMPANY	—	42	40	2
Saturn Japan III Sub C.V. (b)	The Netherlands	0.00%	72.71%	0.00%	0.00%	HOLDING COMPANY	—	200	188	13
Saudi Hollandi Bank (consolidado) (b)	Saudi Arabia	0.00%	11.16%	11.16%	11.16%	BANKING	—	27,914	2,584	522
Servicios de Infraestructura de Mercado OTC S.A	Chile	0.00%	7.55%	11.25%	11.11%	SERVICES	Associated	41	14	2
Sistemas Españoles de Tarjeta Inteligente, S.C. (b)	Spain	0.00%	34.40%	50.00%	—	IT SERVICES	—	0	0	0
Sociedad de Garantía Recíproca de Santander, S.G.R. (b)	Spain	25.50%	0.00%	25.50%	25.59%	FINANCIAL SERVICES	—	16	11	0
Sociedad de Gestión de Activos Procedentes de la Reestructuración Bancaria, S.A. (b)	Spain	16.62%	0.00%	16.62%	17.28%	FINANCIAL SERVICES	—	47,627	(1,218)	0
Sociedad Interbancaria de Depósitos de Valores S.A.	Chile	0.00%	19.66%	29.29%	29.29%	CUSTODY	Associated	5	4	1
Sociedad Promotora Bilbao Plaza Financiera, S.A. (b)	Spain	19.04%	14.86%	33.91%	33.91%	ADVICE	—	2	1	0
Solar Energy Capital Europe S.à r.l. (consolidado)	Luxembourg	0.00%	33.33%	33.33%	33.33%	HOLDING COMPANY	Multigroup	10	1	0
Stephens Ranch Wind Energy Holdco LLC (consolidado)	U.S.A.	0.00%	28.80%	28.80%	44.00%	ELECTRICITY PRODUCTION	—	306	289	(1)
Syntheo Limited (j)	UK	0.00%	50.00%	50.00%	50.00%	PAYMENT SERVICES	Multigroup	8	8	0
Tbforte Segurança e Transporte de Valores Ltda.	Brazil	0.00%	18.54%	19.81%	19.81%	SECURITY	Associated	31	33	(15)
Tbnet Comércio, Locação e Administração Ltda.	Brazil	0.00%	18.54%	19.81%	19.81%	TELECOMUNICATION	Associated	20	34	(15)
Tecnologia Bancária S.A.	Brazil	0.00%	18.54%	19.81%	19.81%	ATM	Associated	382	113	5
Teka Industrial, S.A. (consolidado) (b)	Spain	0.00%	9.42%	9.42%	9.42%	HOUSEHOLD APPLIANCES	—	611	166	9
Testa Residencial, SOCIMI, S.A. (consolidado)	Spain	34.52%	11.68%	46.21%	—	PROPERTY	Associated	1,072	637	(3)

3

		% of ownership held by the bank		% of voting power (f)				Millions of euros (a)
Company	Location	Direct	Indirect	2016	2015	Line of business	Type of company	Assets	Capital and Reserves	Net profit (loss) for the year
The OneLife Holding S.à r.l. (consolidado) (b)	Luxembourg	0.00%	5.90%	0.00%	0.00%	HOLDING COMPANY	—	5,973	46	(6)
Tonopah Solar Energy Holdings I, LLC (consolidado)	U.S.A.	0.00%	26.80%	26.80%	26.80%	HOLDING COMPANY	Multigroup	919	327	(57)
TOPSAM, S.A de C.V.	Mexico	0.00%	50.00%	50.00%	50.00%	FUND MANAGEMENT COMPANY	Multigroup	6	1	0
Trabajando.com Chile S.A.	Chile	0.00%	33.33%	33.33%	33.33%	SERVICES	Associated	2	1	0
Transbank S.A.	Chile	0.00%	16.78%	25.00%	25.00%	CARDS	Associated	1,004	63	7
U.C.I., S.A.	Spain	50.00%	0.00%	50.00%	50.00%	HOLDING COMPANY	Multigroup	311	50	25
UCI Hellas Credit and Loan Receivables Servicing Company S.A.	Greece	0.00%	50.00%	50.00%	—	FINANCIAL SERVICES	—	0	0	0
UCI Holding Brasil Ltda	Brazil	0.00%	50.00%	50.00%	50.00%	HOLDING COMPANY	Multigroup	3	0	0
UCI Mediação de Seguros Unipessoal, Lda.	Portugal	0.00%	50.00%	50.00%	50.00%	INSURANCE BROKERAGE	Multigroup	0	0	0
UCI servicios para Profesionales Inmobiliarios, S.A.	Spain	0.00%	50.00%	50.00%	50.00%	PROPERTY SERVICES	Multigroup	2	0	0
Unicre-Instituição Financeira de Crédito, S.A.	Portugal	0.00%	21.47%	21.50%	21.50%	FINANCE	Associated	324	22	57
Unión de Créditos Inmobiliarios, S.A., EFC	Spain	0.00%	50.00%	50.00%	50.00%	MORTAGES	Multigroup	12,603	361	12
Urbanizadora Valdepolo I, S.A.	Spain	0.00%	35.13%	50.00%	50.00%	PROPERTY	—	16	(1)	0
Urbanizadora Valdepolo II, S.A.	Spain	0.00%	35.13%	50.00%	50.00%	PROPERTY	—	16	(1)	0
Urbanizadora Valdepolo III, S.A.	Spain	0.00%	35.13%	50.00%	50.00%	PROPERTY	—	16	(1)	0
Urbanizadora Valdepolo IV, S.A.	Spain	0.00%	35.13%	50.00%	50.00%	PROPERTY	—	16	(1)	0
Uro Property Holdings SOCIMI, S.A. (b)	Spain	14.96%	0.00%	14.96%	22.77%	PROPERTY	—	1,718	121	68
Valdicsa, S.A.	Spain	0.00%	23.19%	33.00%	33.00%	PROPERTY	—	0	(1)	0
VCFS Germany GmbH	Germany	0.00%	50.00%	50.00%	50.00%	MARKETING	Multigroup	0	0	0
Vector Software Factory, S.L. (consolidado)	Spain	0.00%	45.00%	45.00%	45.00%	IT SERVICES	Associated	52	10	0
Venda de Veículos Fundo de Investimento em Direitos Creditórios (l)	Brazil	—	(h )	—	—	SECURITISATION	Multigroup	70	64	6
Viking Consortium Holdings Limited (consolidado) (c) (e)	UK	0.00%	24.99%	24.99%	24.99%	HOLDING COMPANY	—	987	(11)	(26)
Virtual Motors Páginas Eletrônicas Ltda	Brazil	0.00%	65.49%	70.00%	70.00%	INTERNET	Multigroup	0	0	0
Webmotors S.A.	Brazil	0.00%	65.49%	70.00%	70.00%	SERVICES	Multigroup	42	27	10
Zakłady Przemysłu Jedwabniczego DOLWIS S.A. w upadłości likwidacyjnej (e) (m)	Poland	0.00%	30.54%	44.00%	44.00%	TEXTILE PRODUCTION	—	1	1	0
Zurich Santander Brasil Seguros e Previdência S.A.	Brazil	0.00%	48.79%	48.79%	48.79%	INSURANCE	Associated	12,759	654	202
Zurich Santander Brasil Seguros S.A.	Brazil	0.00%	48.79%	48.79%	48.79%	INSURANCE	Associated	256	(3)	47
Zurich Santander Holding (Spain), S.L.	Spain	0.00%	49.00%	49.00%	49.00%	HOLDING COMPANY	Associated	941	936	140
Zurich Santander Holding Dos (Spain), S.L.	Spain	0.00%	49.00%	49.00%	49.00%	HOLDING COMPANY	Associated	384	384	95
Zurich Santander Insurance América, S.L.	Spain	49.00%	0.00%	49.00%	49.00%	HOLDING COMPANY	Associated	1,519	1,510	246
Zurich Santander Seguros Argentina S.A. (j)	Argentina	0.00%	49.00%	49.00%	49.00%	INSURANCE	Associated	70	14	22
Zurich Santander Seguros de Vida Chile S.A.	Chile	0.00%	49.00%	49.00%	49.00%	INSURANCE	Associated	301	54	51
Zurich Santander Seguros Generales Chile S.A.	Chile	0.00%	49.00%	49.00%	49.00%	INSURANCE	Associated	203	36	14
Zurich Santander Seguros México, S.A.	Mexico	0.00%	49.00%	49.00%	49.00%	INSURANCE	Associated	725	44	159
Zurich Santander Seguros Uruguay, S.A.	Uruguay	0.00%	49.00%	49.00%	49.00%	INSURANCE	Associated	11	8	1

(a)

Amounts per the books of each company generally as at 31 December 2016, unless otherwise stated, because the financial statements have not yet been authorized for issue, The data on foreign companies were translated to euros at the year-end exchange rates,

(b)	Data from the latest approved financial statements as at 31 December 2015,
(c)	Data from the latest available approved financial statements as at 31 December 2013,
(d)	Data from the latest approved financial statements as at 30 April 2002,
(e)	Company in liquidation as at 31 December 2016,
(f)

Pursuant to Article 3 of Royal Decree 1159/2010, of 17 September approving the rules for the preparation of consolidated financial statements, in order to determine voting power, the voting power relating to subsidiaries or to other persons acting in their own name but on behalf of Group companies was added to the voting power directly held by the Parent, For these purposes, the number of votes corresponding to the Parent in relation to companies over which it exercises indirect control is the number corresponding to each subsidiary holding a direct ownership interest in such companies,

(g)

Excluding the Group companies listed in Appendix I and those of negligible interest with respect to the fair presentation that the consolidated financial statements must express (pursuant to Article 48 of the Spanish Commercial Code and Article 260 of the Spanish Limited Liability Companies Law),

(h)	Companies over which the non-subsidiary investee of the Group exercises effective control,
(i)	Data from the latest available approved financial statements as at 31 October 2015,
(j)	Data from the latest approved financial statements as at 30 June 2016,
(k)	Data from the latest available approved financial statements as at 30 September 2015,
(l)	Data from the latest approved financial statements as at 31 May 2016,
(m)	Data from the latest approved financial statements as at 31 December 2014,
(n)	Company resident in the UK for tax purposes,
(o)	Data from the latest available approved financial statements as at 31 December 2002,
(p)	Recent create company without approved financial stataments available.

4

Appendix III

Preference share issuer subsidiaries

		% ownership held by the bank			Millions of euros (a)
Company	Location	Direct	Indirect	Line of business	Share capital	Reserves	Preference share cost	Net profit (loss) for the year
Abbey National Treasury (Structured Solutions) Limited	UK	0.00%	100.00%	FINANCE	0	0	0	0
Emisora Santander España, S.A. Unipersonal	Spain	100.00%	0.00%	FINANCE	3	0	0	(1)
Santander Emisora 150, S.A. Unipersonal	Spain	100.00%	0.00%	FINANCE	0	1	0	0
Santander Finance Capital, S.A. Unipersonal	Spain	100.00%	0.00%	FINANCE	0	1	10	1
Santander Finance Preferred, S.A. Unipersonal	Spain	100.00%	0.00%	FINANCE	0	6	18	0
Santander International Preferred, S.A. Unipersonal	Spain	100.00%	0.00%	FINANCE	0	0	18	0
Sovereign Real Estate Investment Trust	USA	0.00%	100.00%	FINANCE	5,451	(3,289)	68	37

(a)	Amounts per the books of each company as at 31 December 2016, translated to euros (in the case of foreign companies) at the year-end exchange rates.

Appendix IV

Notifications of acquisitions and disposals of investments in 2016

(Article 155 of the Spanish Limited Liability Companies Law and Article 125 of the Spanish Securities Market Law).

On 2 November 2016, the CNMV registered a notification from Banco Santander which disclosed that Santander Group’s ownership interest in MERLIN PROPERTIES, SOCIMI, S.A. had fallen exceeded 22.86% on 26 October 2016.

Appendix V

Other information on the Group’s banks

A)	Following is certain information on the share capital of the Group’s main banks based on their total assets.

1.	Santander UK plc

a) Number of financial equity instruments held by the Group

Santander UK plc has issued 31,051,768,866 ordinary shares with a par value of GBP 0.10 each, amounting to GBP 3,105,176,886.6. On 10 January 2014, Cántabro Catalana de Inversiones, S.A. transferred one ordinary share with a par value of GBP 0.10 to Banco Santander, S.A. for GBP 1. Subsequently, on 1 April 2014, Banco Santander, S.A. transferred 24,117,268,866.6 ordinary shares with a par value of GBP 0.10 each to Santander UK Group Holdings Limited for GBP 2,411,726,886.6. Also, on 1 April 2014, Santusa Holding, S.L. transferred 6,934,500,000 shares with a par value of GBP 0.10 each to Santander UK Group Holdings Limited for GBP 693,450,000. As at 31 December 2015, the Group holds all the ordinary share capital (31,051,768,866 ordinary shares with a par value of GBP 0.10 each, amounting to GBP 3,105,176,886.6) through Santander UK Group Holdings Plc.

On 23 October 1995, Santander UK plc issued 10.0625% exchangeable capital securities amounting to GBP 200,000,000, exchangeable into 200,000,000 10.375% non-cumulative sterling preference shares with a par value of GBP 1 each. At 31 December 2016, the Group held 30.10% of the 10.0625% exchangeable capital securities (amounting to GBP 66,147,000) through Banco Santander, S.A..

Also, on 23 October 1995, Santander UK plc issued 10.375% non-cumulative sterling preference shares amounting to GBP 100,000,000 with a par value of GBP 1 each, and on 13 February 1996 Santander UK plc issued additional 10.375% non-cumulative sterling preference shares amounting to GBP 100,000,000 with a par value of GBP 1 each. At 31 December 2016, the Group held 32% of the 10.375% non-cumulative sterling preference shares (amounting to GBP 63,913,355) through Banco Santander, S.A..

On 9 June 1997, Santander UK plc issued 8.625% non-cumulative sterling preference shares amounting to GBP 125,000,000 with a par value of GBP 1 each. At 31 December 2016, the Group held 80.40% of the 8.625% non-cumulative sterling preference shares (amounting to GBP 100,487,938) through Banco Santander, S.A..

On 28 April 2010, pursuant to current legislation, preference shares of Alliance & Leicester Limited (formerly Alliance & Leicester plc) were exchanged for 300,002 redeemable fixed/floating rate series A non-cumulative preference shares of Santander UK plc amounting to GBP 300,002,000, with a par value of GBP 1 each and a liquidation preference of GBP 1,000. On 16 December 2014, Santander UK plc repurchased 265,069 redeemable fixed/floating rate series A non-cumulative preference shares for GBP 265,069,000. On 12 June 2015, Santander UK plc repurchased 21,136 redeemable fixed/floating rate series A non-cumulative preference shares for GBP 22,509,840. On 1 July 2016, Santander UK Plc repurchases 17 redeemable fixed/floating rate series A non-cumulative for GBP 17,000. At 31 December 2016, 13,780 redeemable fixed/floating rate series A non-cumulative preference shares, amounting to GBP 13,780,000, were still outstanding.

1

b) Capital increases in progress

At 31 December 2016, there were no approved capital increases.

c) Share capital authorized by the shareholders at the general meeting

The shareholders at the Annual General Meeting held on 31 March 2016 resolved to unconditionally authorize the company to carry out the following repurchases of share capital.

1)	The repurchase of its own 8.625% non-cumulative sterling preference shares subject to the following conditions:

(a)	The company may repurchase up to 125,000,000 of the 8.625% non-cumulative sterling preference shares.

(b)

The lowest price that the company may pay for the 8.625% non-cumulative sterling preference shares will be 75% of the average market price of the preference shares for the five days prior to the purchase; and

(c)

The highest price (excluding costs) that the company may pay for each 8.625% non-cumulative preference sterling share will be 125% of the average market price of the preference shares for the five days prior to the purchase.

It is hereby stated that this authorisation will expire at the date of the company’s next Annual General Meeting unless it is renewed, amended or revoked by the company. However, prior to such expiry, the company may enter into an agreement on the repurchase of its 8.625% preference shares even if the purchase is finalised after this authorisation expires.

2)	The repurchase of its own 10.375% non-cumulative sterling preference shares subject to the following conditions:

(a)	The company may repurchase up to 200,000,000 of the 10.375% preference shares;

(b)

The lowest price that the company may pay for the 10.375% non-cumulative sterling preference shares will be 75% of the average market price of the preference shares for the five days prior to the purchase; and

(c)

The highest price (excluding costs) that the company may pay for each 10.375% non-cumulative preference sterling share will be 125% of the average market price of the preference shares for the five days prior to the purchase.

It is hereby stated that this authorisation will expire at the date of the company’s next Annual General Meeting unless it is renewed, amended or revoked by the company. However, prior to such expiry, the company may enter into an agreement on the repurchase of its 10.375% preference shares even if the purchase is finalised after this authorisation expires.

2

3)	The repurchase of its own redeemable fixed/floating rate series A non-cumulative preference shares subject to the following conditions:

(a)	The company may repurchase up to 13,797 redeemable fixed/floating rate series A non-cumulative preference shares;

(b)

The lowest price that the company may pay for the redeemable fixed/floating rate series A non-cumulative preference shares will be 75% of the average market price of the preference shares for the five days prior to the purchase; and

(c)

The highest price (excluding costs) that the company may pay for each of the redeemable fixed/floating rate series A non-cumulative preference shares will be 125% of the average market price of the preference shares for the five days prior to the purchase.

It is hereby stated that this authorisation will expire at the date of the company’s next Annual General Meeting unless it is renewed, amended or revoked by the company. However, prior to such expiry, the company may enter into an agreement on the repurchase of its redeemable fixed/floating rate series A non-cumulative preference shares even if the purchase is finalised after this authorisation expires.

However, prior to such expiry, the company may submit bids or adopt resolutions that could require the allocation of shares and the directors may allocate shares in accordance with any bid or resolution, considering the expiry of the authorisation granted in this resolution.

In accordance with this resolution, any previous authorisations granted to the directors and not exercised for the allocation of shares are hereby revoked and substituted, notwithstanding any allocation of shares or grant of rights already completed, offered or agreed.

d) Rights on founder’s shares, “rights” bonds, convertible debentures and similar securities or rights

Not applicable.

e) Specific circumstances that restrict the availability of reserves

Not applicable.

f) Non-Group entities which hold, directly or through subsidiaries, 10% or more of equity

Not applicable.

g) Quoted equity instruments

Not applicable.

2.	Abbey National Treasury Services plc

a) Number of financial equity instruments held by the Group

The Group holds ordinary shares amounting to GBP 2,549,000,000 through Santander UK plc (2,548,999,999 ordinary shares with a par value of GBP 1 each) and Abbey National Nominees Limited (1 ordinary share with a par value of GBP 1).

3

The Group also holds 1,000 tracker shares (shares without voting rights but with preferential dividend rights) amounting to GBP 1,000 and 1,000 B tracker shares amounting to GBP 1,000 through Santander UK plc, both with a par value of GBP 1 each.

b) Capital increases in progress

At 31 December 2016, there were no approved capital increases.

c) Capital authorized by the shareholders at the general meeting

Not applicable.

d) Rights on founder’s shares, “rights” bonds, convertible debentures and similar securities or rights

Not applicable.

e) Specific circumstances that restrict the availability of reserves

Not applicable.

f) Non-Group entities which hold, directly or through subsidiaries, 10% or more of equity

Not applicable.

g) Quoted equity instruments

Not applicable.

3.	Banco Santander (Brasil) S.A.

a) Number of financial equity instruments held by the Group

The Group holds 3,440,170,512 ordinary shares and 3,273,507,089 preference shares through Banco Santander, S.A. and its subsidiaries Sterrebeeck B.V., Grupo Empresarial Santander, S.L. and Banco Madesant—Sociedade Unipessoal, S.A.

The shares composing the share capital of Banco Santander (Brasil) S.A. have no par value and there are no capital payments payable. At 2016 year-end the bank’s treasury shares consisted of 25,785,923 ordinary shares and 25,785,923 preference shares, with a total of 51,571,846 shares.

In accordance with current Bylaws (Article 5.7) the preference shares do not confer voting rights on their holders, except under the following circumstances:

a)	In the event of the transformation, merger, consolidation or spin-off of the company.

b)

In the event of approval of agreements between the company and the shareholders, either directly, through third parties or other companies in which the shareholders hold a stake, provided that, due to legal or bylaw provisions, they are submitted to a general meeting.

c)	In the event of an assessment of the assets used to increase the company’s share capital.

The General Assembly may, at any moment, decide to convert the preference shares into ordinary shares, establishing a reason for the conversion.

4

However, the preference shares do have the following advantages (Article 5.6):

a)	Their dividends are 10% higher than those on ordinary shares.

b)	Priority in the distribution of dividends.

c)

Participation, on the same terms as ordinary shares, in capital increases resulting from the capitalisation of reserves and profits and in the distribution of bonus shares arising from the capitalisation of retained earnings, reserves or any other funds.

d)	Priority in the reimbursement of capital in the event of the dissolution of the company.

e)

In the event of a public offering due to a change in control of the company, the holders of preference shares are guaranteed the right to sell the shares at the same price paid for the block of shares that changed hands as part of the change of control, i.e. they are treated the same as shareholders with voting rights.

b) Capital increases in progress

At 31 December 2016, there were no approved capital increases.

c) Capital authorized by the shareholders at the general meeting

The company is authorized to increase share capital, subject to approval by the Board of Directors, up to a limit of 9,090,909,090 ordinary shares or preference shares, and without the need to maintain any ratio between any of the different classes of shares, provided they remain within the limits of the maximum number of preference shares established by Law.

At present the share capital consists of 7,563,082,417 shares (3,850,970,714 ordinary shares and 3,712,111,703 preference shares).

d) Rights on founder’s shares, “rights” bonds, convertible debentures and similar securities or rights

At the general meeting held on 21 December 2016 the shareholders approved the rules relating to the 2016 deferred remuneration plans for the directors, management and other employees of the company and of companies under its control. The delivery of the shares is linked to the achievement of certain targets.

e) Specific circumstances that restrict the availability of reserves

The only restriction on the availability of Banco Santander (Brasil) S.A.’s reserves relates to the legal reserve (restricted reserves), which can only be used to offset losses or to increase capital.

The legal reserve is provided for in Article 196 of the Spanish Public Limited Liability Companies Law, which establishes that before being allocated to any other purpose, 5% of profits must be transferred to the legal reserve, which must not exceed 20% of share capital.

f) Non-Group entities which hold, directly or through subsidiaries, 10% or more of equity

Not applicable.

5

g) Quoted capital instruments

All the shares are listed on the Brazilian Securities, Commodities and Futures Exchange (BM&FBOVESPA) and the share deposit certificates (units) are listed on the New York Stock Exchange (NYSE).

4.	Santander Bank, National Association

a) Number of financial equity instruments held by the Group

At 31 December 2016 the Group held 530,391,043 ordinary shares that carry the same voting and dividend acquisition rights over Santander Holdings USA, Inc. (SHUSA). This holding company and Independence Community Bank Corp. (ICBC) hold 1,237 ordinary shares with a par value of USD 1 each, which carry the same voting rights. These shares constitute all the share capital of Santander Bank, National Association (SBNA).

SHUSA holds an 80.84% ownership interest in SBNA, and the remaining 19.16% belongs to ICBC. ICBC is wholly owned by SHUSA. There is no shareholders’ meeting for the ordinary shares of SBNA.

b) Capital increases in progress

At 31 December 2016 there were no approved capital increases.

c) Capital authorized by the shareholders at the general meeting

Not applicable.

d) Rights on founder’s shares, “rights” bonds, convertible debentures and similar securities or rights

Not applicable.

e) Specific circumstances that restrict the availability of reserves

Not applicable.

f) Non-Group entities which hold, directly or through subsidiaries, 10% or more of equity

Not applicable.

g) Quoted equity instruments

Not applicable.

5.	Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México

a) Number of financial equity instruments held by the Group

The Group, through the companies Grupo Financiero Santander México, S.A.B. de C.V. And Santander Global Facilities, S.A. de C.V. (Mexico) holds 80,848,278,413 common shares, which constitute 99.99% of the capital stock of Banco Santander (Mexico), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México, as of December 31, 2016.

6

b) Capital increases in progress

By Ordinary and Extraordinary Shareholders’ Meeting held on December 5, 2016, it was approved to increase the Company’s capital stock, up to the amount of $ 786,283,883.00 MN, (Seven hundred eighty-six million two hundred eighty-three thousand eight hundred and eighty-three pesos 00 / 100 MN) through the issuance of 7,862,838,825 new shares representing the “F” Series of the Company’s capital, all of them ordinary, nominative shares with a par value of $ 0.10 MN each, which will be held in treasury Company as authorized capital to guarantee the possible conversion of obligations into shares in relation to the Issue agreed by said Assembly

c) Capital authorized by the shareholders at the general meeting

At the General Shareholders’ Meeting held on December 5, 2016, the increase in the authorized capital stock of Banco Santander (Mexico), SA, Institución de Banca Múltiple, Grupo Financiero Santander México, was approved, up to the amount of $ 786,283,883.00 MN, (Seven hundred eighty-six million two hundred eighty-three thousand eight hundred and eighty-three pesos 00/100 MN), through the issuance of 7,862,838,825 new shares representing the Series “F”, which will be held in treasury of the Company as authorized capital for Guarantee the possible conversion of obligations into shares in relation to the Issue agreed by the Assembly

In relation to the foregoing, until the shares are subscribed, they will remain in the treasury of the company, so that the subscribed and paid-up capital stock continues to be in the amount of 8,085,540,380.30 Mexican pesos, represented by a total Of 80,855,403,803 shares, fully subscribed and paid, with a nominal value of 0.10 Mexican pesos per share.

d) Rights on founder’s shares, bonds or debt issues, convertible debentures and similar securities or rights

(i) At the Board of Directors meeting held on 22 October 2015 the directors acknowledged their awareness of the situation of the debt issue of Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México that had been ratified at the board meeting held on 17 October 2013 for the issue of debt up to USD 6,500 million in local or international markets. They stipulated that the debt should be senior or subordinated for a maximum term of 15 years and that debt instruments that qualify as capital under current legislation should be included, and resolved that such issue may be instrumented individually or through various issue programmes.

7

At present, the detail of Banco Santander (Mexico), SA, Institución de Banca Múltiple, Grupo Financiero Santander México debt issue is as follows:

Instrument	Type	Term	Amount	Undrawn balance

Issue programme in connection with stock market certificates and term deposit certificates of deposit	Revolving	19/feb/2021	Up to MXN 55,000,000,000.00	Up to MXN 45,000,000,000

Private structured bank bond certificate without public offer	Non-revolving (*)	24/feb/2021	Up to MXN 20,000,000,000.00	Up to MXN 5,710,000,000.00

Private structured bank bond certificate		Authorization in process by CNBV	Up to MXN 10,000,000,000.00	In process

Senior Bond	Non-resolving	09/nov/2022	Up to USD 1,000,000,000,000	N/A

Capital Instruments	Non-solving	30/jan/2024	Up to USD 1,300,000,000,000	N/A

Issue of Tier II subordinated debt in international markets	Non-revolving	Perpetual	Up to USD 500,000,000,000	N/A

*	The issue of private structured bank bonds is non-revolving. Once the amount established in the related certificate is placed, a new certificate is issued for the authorized amount

(ii) The Board of Directors at its meeting held on January 27, 2011 approved the general conditions for the issuance of senior debt in international markets. On October 18, 2012, the issuance of $ 500 million and $ 1 billion was authorized for a period of 5 to 10 years. The issue was approved with the purpose of obtaining resources to fund the increase of business assets and the Bank’s liquidity management. Pursuant to these resolutions adopted by the Board of Directors, on November 9, 2012, a debt of US $ 1

(iii) On December 27, 2013, Banco Santander (Mexico), SA, Institución de Banca Múltiple, Grupo Financiero Santander México, issued a total amount of US $ 1,300,000,000 in subordinated notes that meet the capital requirements provided By the Basel III criteria for complementary capital / Tier 2 at a rate of 5.95% maturing on 30 January 2024. The parent company of Banco Santander (Mexico), SA, Institución de Banca Múltiple, Grupo Financiero Santander México, Banco Santander, S.A, Spain, agreed to purchase 975,000,000 American dollars, i.e., 75% of the total amount of the notes.

These notes were offered through a private placement to qualified institutional buyers only in accordance with Rule 144A under the US Securities Act of 1933 and subsequent amendments thereto. Outside the US, they were offered in accordance with Regulation S of the Securities Act.

The issue was approved with a view to increasing the efficiency of the bank’s capital structure, adapting the bank’s profile with regard to capitalisation to that of its competitors and obtaining greater returns on capital with the same strength of capital and capacity for growth of risk-weighted assets.

8

(iv) The shareholders at the general meeting held on 14 May 2012 ratified the resolution adopted by the shareholders at the extraordinary general meeting held on 17 March 2009, which approved the arrangement of a collective loan from the shareholders for USD 1,000,000,000 through the placement of unsecured subordinated non-preference debentures not convertible into shares. This issue had not yet been launched at the reporting date.

(v) At a meeting of the Board of Directors of Banco Santander (Mexico), SA, Institución de Banca Múltiple, Grupo Financiero Santander México on October 27, 2016, the issuance of debt was approved for up to US $ 500 million dollars or its equivalent in pesos in Mexico. The Ordinary and Extraordinary Shareholders’ Meeting of Banco Santander (Mexico), SA, Institución de Banca Múltiple, Grupo Financiero Santander México, dated December 5, 2016, approved, among others, the issuance of a financial instrument that complies with the regulatory capital requirements established by the Basel III criteria and which was considered as Basic non-core capital, for up to US $ 500 million.

On December 29, 2016, Banco Santander (Mexico), SA, Institución de Banca Múltiple, Grupo Financiero Santander México, issued a private issue abroad of subordinated, non-preferred, perpetual and convertible bonds Social, for a total amount of US $ 500,000,000 dollars, which had the character of a back-to-back issuance, as a guarantee of liquidity of the non-preferred, perpetual and subordinated subordinated debentures, issued by Banco Santander (Mexico), SA, Institución de Banca Múltiple, Grupo Financiero Santander México.

e) Specific circumstances that restrict the availability of reserves

Pursuant to the Mexican Credit Institutions Law and the general provisions applicable to credit institutions, the Mexican Companies Law and the institutions’ own Bylaws, universal banking institutions are required to constitute or increase capital reserves for the purposes of ensuring solvency and protecting payment systems and savers.

The bank increases its legal reserve annually directly from the profit obtained in the year.

The bank must recognise the various reserves as stipulated in the legal provisions applicable to credit institutions. Credit loss reserves are calculated on the basis of the credit rating assigned to each loan and are released when the rating of the related loan improves or when the loan is settled.

f) Non-Group entities which hold, directly or through subsidiaries, 10% or more of equity

Not applicable.

g) Quoted capital instruments

Not applicable.

9

6.	Banco Santander Totta, S.A.

a) Number of equity instruments held by the Group

The Group holds 1,256,078,158 ordinary shares through its subsidiaries: Santander Totta, SGPS, S.A. with 1,241,179,513 shares, Taxagest Sociedade Gestora de Participações Sociais, S.A. with 14,593,315 shares, and Banco Santander Totta, S.A. with 305,330 treasury shares, all of which have a par value of EUR 1 each and identical voting and dividend rights and are subscribed and paid in full.

b) Capital increases in progress

At 31 December 2016, there were no approved capital increases.

c) Capital authorized by the shareholders at the general meeting

Not applicable.

d) Rights on founder’s shares, “rights” bonds, convertible debentures and similar securities or rights

Not applicable.

e) Specific circumstances that restrict the availability of reserves

Under Article 296 of the Portuguese Companies’ Code, the legal and merger reserves can only be used to offset losses or to increase capital.

Non-current asset revaluation reserves are regulated by Decree- Law 31/98, under which losses can be offset or capital increased by the amounts for which the underlying asset is depreciated, amortised or sold.

f) Non-Group entities which hold, directly or through subsidiaries, 10% or more of equity

Not applicable.

g) Quoted equity instruments

Not applicable.

7.	Santander Consumer Bank AG

a) Number of financial equity instruments held by the Group

At 31 December 2016, through Santander Consumer Holding GmbH, the Group held 30,002 ordinary shares with a par value of EUR 1,000 each, all of which carry the same voting rights.

b) Capital increases in progress

At 31 December 2016, there were no approved capital increases.

c) Capital authorized by the shareholders at the general meeting

Not applicable.

10

d) Rights on founder’s shares, “rights” bonds, convertible debentures and similar securities or rights

Not applicable.

e) Specific circumstances that restrict the availability of reserves

Not applicable.

f) Non-Group entities which hold, directly or through subsidiaries, 10% or more of equity

Not applicable.

g) Quoted equity instruments

Not applicable.

8.	Banco Santander—Chile

a) Number of financial equity instruments held by the Group

The Group holds a 67% ownership interest in its subsidiary in Chile corresponding to 126,593,017,845 ordinary shares of Banco Santander—Chile through its subsidiaries: Santander Chile Holding S.A. with 66,822,519,695 ordinary shares, Teatinos Siglo XXI Inversiones S.A., with 59,770,481,573 ordinary shares and Santander Inversiones S.A. with 16,577 fully subscribed and paid ordinary shares that carry the same voting and dividend rights.

b) Capital increases in progress

At 31 December 2016, there were no approved capital increases.

c) Capital authorized by the shareholders at the general meeting

Share capital at 31 December 2016 amounted to CLP 891,302,881,691.

d) Rights on founder’s shares, “rights” bonds, convertible debentures and similar securities or rights

Not applicable.

e) Specific circumstances that restrict the availability of reserves

Remittances to foreign investors in relation to investments made under the Statute of Foreign Investment (Decree-Law 600/1974) and the amendments thereto require the prior authorisation of the foreign investment committee.

f) Non-Group entities which hold, directly or through subsidiaries, 10% or more of equity

Not applicable.

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g) Quoted equity instruments

All the shares are listed on the Chilean stock exchanges and, through American Depositary Receipts (ADRs), on the New York Stock Exchange (NYSE).

9.	Bank Zachodni WBK S.A.

a) Number of financial equity instruments held by the Group

At 31 December 2016, Banco Santander, S.A. held 68,880,774 ordinary shares with a par value of PLN 10 each, all of which carry the same voting rights.

b) Capital increases in progress

At 31 December 2016, there were no approved capital increases.

c) Capital authorized by the shareholders at the general meeting

Not applicable.

d) Rights on founder’s shares, “rights” bonds, convertible debentures and similar securities or rights

At the general meeting held on 30 June 2014 the shareholders resolved to approve the “Incentive Scheme V” as an initiative to attract, motivate and retain the bank’s employees. Delivery of the shares is tied to the achievement of certain targets in the years from 2014 to 2016. The bank considers that the exercise of these rights might give rise to the issuance of no more than 250,000 shares.

e) Specific circumstances that restrict the availability of reserves

Not applicable.

f) Non-Group entities which hold, directly or through subsidiaries, 10% or more of equity

Not applicable.

g) Quoted equity instruments

All the shares of Bank Zachodni WBK S.A. are listed on the Warsaw stock exchange.

B)	The restrictions on the ability to access or use the assets and settle the liabilities of the Group, as required under paragraph 13 of IFRS 12, are described below.

In certain jurisdictions, restrictions have been established on the distribution of dividends on the basis of the new, much more stringent capital adequacy regulations. However, there is currently no evidence of any practical or legal impediment to the transfer of funds by Group subsidiaries to the Parent in the form of dividends, loans or advances, repatriation of capital or any other means.

12

Appendix VI

Annual banking report

The Group’s total tax contribution in 2016 (taxes incurred directly by the Group and the collection of taxes incurred by third parties generated in the course of its economic activities) exceeded EUR 15,800 million of which more than EUR 6,000 million correspond to own taxes (Corporate income tax, non-recoverable VAT and other indirect taxes, payments to the Social Security on behalf of the employer and other taxes on payroll and other taxes and levies).

This Annual Banking Report was prepared in compliance with Article 89 of Directive 2013/36/EU of the European Parliament and of the Council, of 26 June 2013 on access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms, and its transposition into Spanish law pursuant to Article 87 of Law 10/2014, of 26 June on the regulation, supervision and capital adequacy of credit institutions.

Pursuant to the aforementioned Article, from 1 January 2015, credit institutions must send the Bank of Spain and publish annually a report as an appendix to the financial statements audited in accordance with the legislation regulating audits of financial statements, which specifies, by country in which they are established, the following information on a consolidated basis for each year:

a)	Name(s), nature of activities and geographical location.

b)	Turnover.

c)	Number of employees on a full time equivalent basis.

d)	Gross profit or loss before tax.

e)	Tax on profit or loss.

f)	Public subsidies received.

Following is a detail of the criteria used to prepare the annual banking report for 2016:

a)	Name(s), nature of activities and geographical location

The aforementioned information is available in Appendices I and III to the Group’s consolidated financial statements, which contain details of the companies operating in each jurisdiction, including, among other information, their name(s), geographical location and the nature of their activities.

As can be seen in the aforementioned Appendices, the main activity carried on by the Group in the various jurisdictions in which it operates is commercial banking. The Group operates mainly in ten markets through a model of subsidiaries that are autonomous in capital and liquidity terms, which has clear strategic and regulatory advantages, since it limits the risk of contagion between Group units, imposes a double layer of global and local oversight and facilitates crisis management and resolution. The number of Group offices totals 12,235 (the largest commercial network of any international bank) and these offices provide our customers with all their basic financial needs.

b)	Turnover

For the purposes of this report, turnover is considered to be gross income, as defined and presented in the consolidated income statement that forms part of the Group’s consolidated financial statements.

1

c)	Number of employees on a full time equivalent basis

The data on employees on a full time equivalent basis were obtained from the average headcount of each jurisdiction.

d)	Gross profit or loss before tax

For the purposes of this report, gross profit or loss before tax is considered to be profit or loss before tax, as defined and presented in the consolidated income statement that forms part of the Group’s consolidated financial statements.

e)	Tax on profit or loss

In the absence of specific criteria, this is the amount of tax effectively paid in respect of the taxes the effect of which is recognised in Income tax in the consolidated income statement.

Taxes effectively paid in the year by each of the companies in each jurisdiction include:

•	supplementary payments relating to income tax returns, normally for prior years.

•

advances, prepayments, withholdings made or borne in respect of tax on profit or loss for the year. Given their scantly representative amount, it was decided that taxes borne abroad would be included in the jurisdiction of the company that bore them.

•	refunds collected in the year with respect to returns for prior years that resulted in a refund.

•	where appropriate, the tax payable arising from tax assessments and litigation relating to these taxes.

The foregoing amounts are part of the statement of cash flows (EUR 2,872 million during 2016, an effective rate 26.7%) and, therefore, differ from the income tax expense recognised in the consolidated income statement (EUR 3,282 million during 2016, an effective rate 30.5%). Such is the case because the tax legislation of each country establishes:

•	the time at which taxes must be paid and, normally, there is a timing mismatch between the dates of payment and the date of generation of the income bearing the tax.

•

its own criteria for calculating the tax and establishes temporary or permanent restrictions on expense deduction, exemptions, relief or deferrals of certain income, thereby generating the related differences between the accounting profit (or loss) and taxable profit (or tax loss) which is ultimately taxed; tax loss carryforwards from prior years, tax credits and/or relief, etc. must also be added to this. Also, in certain cases special regimes are established, such as the tax consolidation of companies in the same jurisdiction, etc.

f)	Public subsidies received

In the context of the disclosures required by current legislation, this term was interpreted to mean any aid or subsidy in line with the European Commission’s State Aid Guide and, in such context, the Group companies did not receive public subsidies in 2016.

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The detail of the information for 2016 is as follows:

	2016
Jurisdiction	Turnover (millions of euros)	Employees	Gross profit or loss before tax (millions of euros)	Tax on profit or loss (millions of euros)
Germany	1,537	4,792	505	15
Argentina	1,320	7,774	461	91
Australia	4	6	1	—
Austria	142	373	63	10
The Bahamas	(5)	43	(20)	—
Belgium	87	170	51	5
Brazil(1)	11,222	45,245	2,796	1,133
Canada	38	186	6	2
Chile	2,434	11,996	941	163
China	64	214	(7)	(1)
Colombia	12	94	—	1
Spain(2)	4,967	28,976	(821)	(114)
United States(3)	7,368	15,621	995	(122)
Denmark	145	215	77	21
Finland	92	148	56	17
France	495	897	266	109
Hungary	—	21	—	—
Ireland	69	6	40	—
Isle of Man	6	18	3	(1)
Cayman Islands	(1)	—	(1)	—
Italy	381	834	165	(1)
Jersey	(42)	486	(45)	1
Luxemburg	3	—	3	—
Malta	3	—	3	—
Mexico(4)	3,350	17,735	1,119	473
Norway	326	491	158	32
The Netherlands	88	269	45	36
Panama	6	5	5	—
Paraguay	—	—	—	—
Peru	53	151	26	9
Poland	1,682	14,610	703	236
Portugal(5)	1,322	6,898	591	79
Puerto Rico	349	1,559	(11)	16
United Kingdom	6,104	24,107	2,362	622
Singapore	3	12	(2)	1
Sweden	159	317	67	3
Switzerland	103	205	42	12
Uruguay	346	1,674	125	24

Consolidated Group total	44,232	186,148	10,768	2,872

(1)

Including the information relating to a branch in the Cayman Islands the profits of which are taxed in full in Brazil. The contribution of this branch profit before tax from continuing operations 2016 is EUR 347 million.

(2)

Includes the corporate center. During 2016, there have been tax refunds in relation to fiscal years 2014 and 2015, the latter in advance- ; so deducting its effect the amount of taxes paid would have been EUR: +175 million.

(3)	Tax accrued in the year in this jurisdiction amounted to approximately EUR 300 million due mainly to the difference in deferred taxes.
(4)

Including the information on a branch in the Bahamas the profits of which are taxed in full in Mexico. In 2016 the contribution of this branch to operating profit before tax from continuing operations was EUR 15 million.

(5)

Including the information relating to the branch in the UK, which is taxed both in the UK and in Portugal. In 2016 the contribution of this branch to profit before tax from continuing operations was EUR 84 million.

At 31 December 2016, the Group’s return on assets (ROA) was 0.56%.

3

Translation of the report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

Banco Santander, S.A. and companies composing the Santander Group

Consolidated Directors’ Report for 2016

This report has been prepared following the Spanish Securities Market Commission (CNMV) recommendations on preparation of directors’ reports for listed companies, issued in September 2013, and is arranged in the nine sections suggested.

1. SITUATION OF THE ENTITY

1.1	Description

At the end of 2016, the Group was the second-largest bank in the euro area and the 19th largest in the world in terms of market capitalisation: EUR 72,314 million.

Its corporate purpose is to engage in all types of activities, operations and services that are typical of the banking business in general. Its business model focuses on commercial banking products and services with the objective of meeting the needs of its 125 million customers—private individuals, SMEs and businesses. The Group operates through a global network of 12,235 branch offices, the most extensive in international banking, as well as digital channels, in order to provide top-quality service and the utmost flexibility. The Santander Group has EUR 1,339 billion in assets and manages funds of EUR 1,522 billion across all its customer segments. It has 3.9 million shareholders and employs over 190,000 professionals. Commercial banking accounts for 87% of the Group’s gross income.

The Group is highly diversified and operates in 10 main markets, holding significant market shares.

The Group’s senior decision-making body is the Board of Directors, except in matters for which the shareholders, in general meeting, have sole responsibility. The Board is highly qualified, with the directors’ varied and deep experience, knowledge, dedication and diversity comprising its chief assets. The Board’s operating procedures and actions are governed by the principles of transparency, responsibility, fairness and efficiency, whereby the Bank’s best interests are aligned with the legitimate interests of its stakeholders.

In line with the Bank’s vision and mission and within its general supervisory framework, the Board of Directors takes decisions concerning the Group’s main policies and strategies, its corporate culture, the definition of its structure and the promotion of suitable corporate social responsibility policies. In addition, and especially in exercising its responsibility in managing all risks, the Board approves and monitors the risk framework and appetite and ensures that these are in line with the Bank’s business, capital and liquidity plans. The Board also verifies that risks are correctly reported by all units and oversees the operation of the three lines of defence, guaranteeing the independence of the heads of risk, compliance and internal audit and their direct access to the Board.

Of the 15 members currently sitting on the Board, four are executive and 11 are non-executive. Of the latter, eight are independent, one is proprietary and two, in the opinion of the Board, are neither proprietary nor independent. Six women serve on the Board of Directors, with one acting as the Executive Chairman and the remaining serving as independent external directors.

The Board has set up an executive committee, entrusted with general decision-making powers. Other Board committees are entrusted with supervisory, reporting, advisory and proposing functions. These include the Audit Committee, the Risk Supervision, Regulation and Compliance Committee, the Appointments Committee, the Remuneration Committee, the Innovation and Technology Committee and the International Committee.

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The Group’s corporate governance model follows a set of principles designed to safeguard the equal rights of shareholders, such as the principle of one share, one vote, one dividend. The by-laws do not establish any protective measures, and steps are taken to encourage informed participation at shareholders’ meetings.

A policy of maximum transparency is also applied, particularly as regards remuneration.

This model of corporate governance has been recognised by socially-responsible investment indices. The Group has been included in the DJSI and FTSE4Good indices since 2000 and 2002, respectively. Further information on the Bank’s administrative structure is provided in Section C of the Annual Corporate Governance Report.

The Board holds regular (usually weekly) meetings, chaired by the CEO and attended by the executive vice presidents of each division and the country heads, to monitor the various businesses and other important matters concerning the day-to-day running of the Group.

Following the year-end close, a new Santander Digital division was created, through the integration of the Commercial and Innovation divisions.

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At 31 December 2016, the operating business areas reflect a two-tiered structure:

a)	Geographic businesses

The activities of the operating units are segmented by geographical region, a view that coincides with the first level of Group management and reflects the positioning of Santander in the three areas of monetary influence in the world (euro, pound sterling and dollar). The segments reported on are as follows:

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Continental Europe, which comprises all the businesses in the region as well as real estate operations in Spain. Detailed financial information is given for Spain, Portugal, Poland and Santander Consumer Finance (SCF), which covers all the business in the region, including that of Spain, Portugal and Poland.

•	United Kingdom, which includes all the business carried out by the Group’s units and branches operating in that country.

•

Latin America, comprising all the financial business activities in which the Group engages through its banks and subsidiaries in the region. Particular details are provided on the accounts for Brazil, Mexico and Chile.

•

United States, which includes the holding company Intermediate Holding Company (IHC) and its subsidiaries Santander Bank, Banco Santander Puerto Rico, Santander Consumer USA, Banco Santander International and Santander Investment Securities, as well as the New York branch.

There are no customers located in areas other than those in which the Group’s assets are located that generate income exceeding 10% of the Group’s ordinary income.

b)	Global businesses

The activities of the operating units are divided by type of business, into commercial banking, Santander Global Corporate Banking (SGCB) and the real estate operations in Spain.

•

Commercial banking, which comprises all of the customer banking businesses, including consumer finance, except those of corporate banking, which are managed through SGCB. Also included in this business segment are the results of the hedging positions taken in each country within the scope of the relevant asset/liability committee (ALCO).

•

Santander Global Corporate Banking (SGCB), which reflects the income from global corporate banking, investment banking and markets businesses worldwide, including the globally-managed treasury departments (after the appropriate distribution with commercial banking customers), along with the equities business.

In addition to the operating businesses described above by region and business, the Group also has a Corporate Centre. This area encompasses the centralised management businesses relating to financial investments, the financial management of the structural currency position, taken from within the scope of the Group’s corporate ALCO, as well as the management of liquidity and equity through securities issues.

As the Group’s holding unit, this segment handles total capital and reserves, capital allocations and liquidity with the rest of the businesses. It also incorporates provisions of different types and amortisation of goodwill, but not the costs related to the Group’s central services, which are charged to the different areas, with the exception of corporate and institutional expenses related to the Group’s functioning.

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Lastly, at 31 December 2016 the Group has a number of support units, such as Risks, Compliance, Internal Audit, Chairman’s Office and Strategy, Innovation, Universities, Communication, Corporate Marketing and Research, General Secretary’s Office and Human Resources, Technology and Operations, Controller’s Office and Management Control, Financial Management, Corporate Development and Financial Planning, Strategic Alliances in Asset and Insurance Management and Costs.

After the end of the year, the new Santander Digital division was created for the integration of the Commercial and Innovation divisions.

The purpose of all these units is to ensure that the Group is a cohesive, efficient and productive group. To that end, the units are entrusted with implementing the Group’s corporate policies.

Information on the Group’s different units, given below, has been prepared in accordance with these criteria and therefore may differ from the information published for each company on an individual basis.

1.2	Mission and business model

Santander’s customer-focused business model enables it to fulfil its mission of helping people and businesses to prosper.

The Group’s vision is to be the best retail and commercial bank that earns the lasting loyalty of our people, customers, shareholders and communities, all embrace by the Simple, Personal and Fair corporate culture.

Santander’s unique model is underpinned by solid and unparalleled pillars:

•	125 million customers and a solid presence in 10 key markets

•	Geographic diversification

•	Subsidiaries model

These pillars allow the Group to secure highly-predictable and stable financial results throughout the economic cycle, along with elevated, sustainable returns. As such, Santander is able to take advantage of growth opportunities when they arise and to continually grow the per-share cash dividend.

The Group’s 125 million customers and solid presence in 10 key markets drive profitable growth

Banco Santander’s commercial model focuses on meeting the needs of all types of customers: individuals with different levels of income, businesses of any size and across all sectors, private corporations and public institutions. The Group’s 125 million customers are in markets comprising around 1,000 million people, with 75% of the Group’s earnings being generated from its commercial banking activities.

The business is underpinned by long-term personal relationships between the Bank and its customers and therefore the Bank places great previousity on deepening these relationships. By constantly innovating, Santander is transforming its commercial model to offer better digital services and to enhance customer trust, which in turn drives the business toward greater profitability and sustainability.

Santander has a solid presence and a leading position in 10 key markets: Argentina, Brazil, Chile, Mexico, Poland, Portugal, Spain, the United States and the United Kingdom, along with the consumer financing business in Europe.

The Group’s geographic diversification generates predictable profits, which means lower capital needs

The Santander Group’s geographic diversification is balanced between mature and developing markets, which generate predictable and growing profits throughout the economic cycle. 55% of the Group’s profit is generated in Europe, while 45% comes from North and South America.

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The Group’s solid capital is in line with its business model, balanced geographic diversification, a conservative risk profile and balance sheet structure, and strictly complies with all regulatory requirements.

Santander’s strong balance sheet and high earnings allow it to finance its growth and distribute greater cash dividends while accumulating capital.

The collaboration-based subsidiaries model drives efficiency and excellence of service

The Santander Group is structured through a model of subsidiaries that are autonomous in terms of capital and liquidity. All subsidiaries are subject to the regulation and supervision of their local authorities and are managed by local teams with deep knowledge of customers in their respective markets.

Santander is one of the most efficient international banks, with an efficiency ratio of 48.1%. As part of its bid for operational excellence, Santander has improved digital operations and commercial channels, simplified processes and optimised costs. All these efforts have served to improve customer experience and satisfaction. As such, at the 2016 year end, Santander is one of the top three banks in customer satisfaction in eight of the nine countries in which it operates.

The Corporate Centre contributes value and maximises the competitiveness of the subsidiaries by promoting collaboration, helping them to be more efficient, reinforcing the Group’s governance structure and fostering the exchange of best commercial practices. This enables the Group to obtain better results than would be achieved by the sum of each of the local banks. In short, the Corporate Centre locks in the benefits of the Group’s scale and unlocks them for all subsidiaries.

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Vision and value creation

The Group’s vision is to be the best retail and commercial bank that earns the lasting loyalty of our people, customers, shareholders and communities.

To secure this goal, the Group has set ambitious objectives and strategic previousities with respect to all stakeholder groups, i.e., employees, customers, shareholders and communities. It has also designed clear indicators in order to gauge its progress in each objective and previousity.

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Regarding employees, the primary objective is to be considered the best bank to work for in our core markets. To that end, the Group’s people management strategy focuses on six major areas: talent management, know-how and development, compensation and benefits, employee experience, culture and technology. The purpose of this strategy is for all Santander employees to be motivated and fully committed to the shared goal of helping both individual and corporate customers prosper.

During the year, the Bank has promoted knowledge of the eight corporate behaviours and helped employees incorporate them into their daily work. Those employees that showcase these behaviours in their posts have been recognised by the Group.

•

As regards customers, Santander aims to deepen the quality of its relationships, by developing simple, customised solutions that increase their long-term loyalty with and trust in the Bank, in order to support international expansion and growth of business customers. The Group is well aware that today’s banking customers need easily-accessible and readily-available digital channels. As such, it is transforming its commercial model, further enhancing the customer service and personalised attention that have long been Santander’s hallmark.

•	In terms of its shareholders, the objective is to offer attractive, growing and sustainable returns, thereby ensuring long-term trust.

Santander’s solid capital is in line with its business model, and its sound risk culture, dubbed “risk pro”, clearly defines how the Group and its employees understand and manage risks in day-to-day operations.

•

Regarding communities, the objective is to operate in a simple, personal and fair manner. The Group ensures that strong ethical, social and environmental criteria are fully mainstreamed in its business activity. This allows the Bank to responsibly and sustainably contribute to the economic and social progress of companies and to support individuals in the local communities in which it operates.

A key feature of the Group’s contribution to society is the Santander Universities programme, the hallmark of its social commitment. Banco Santander’s long-standing support for higher education gives it a unique value over other banking institutions. According to the first global study published by the Varkey Foundation, in collaboration with UNESCO, Santander is the world’s top corporate contributor to education.

In 2016, the Bank met all its financial targets and made great strides toward its strategic previousities.

In short, Santander represents a unique corporate culture and international positioning that truly exemplifies a Simple, Personal and Fair way of banking helping people and business prosper.

1.3	Economic, regulatory and competitive context

Global growth fell slightly from 2015 to 2016 (3.2% to 3.0%), reflecting the slowdown in the mature economies, which started the year weakly in response to a series of situational factors (financial instability, weather conditions, etc.).

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With respect to financial markets, after a negative start to the year, markets turned around in the second half of February. Volatility lowered due to signs of stabilisation in the Chinese economy, a recovery in oil prices and an improved US economy.

In March, the European Central Bank (ECB) lowered its benchmark interest rates and extended the corporate and public sector debt repurchase programmes, which spurred a sharp drop in returns on euro-denominated fixed income securities. Short and medium-term government bonds saw negative yields in a large part of euro area countries.

The June 2016 leave vote in the UK referendum on membership in the European Union and the results of the US presidential election in November caused volatile reactions in markets.

At year end, the upward trend in long-term interest rates was bolstered by the US Federal Reserve’s interest rate hike and the rise in oil prices, as well as by improved economic growth in the world’s main economies. Nevertheless, in late 2016, the monetary policies of the mature economies remained clearly expansive in nature.

The banking environment in the countries in which the Santander Group operates continued to be affected by regulatory changes and to present clear economic challenges. Financial institutions in mature economies continued to shore up their balance sheets, with an across-the-board rise in solvency levels.

Despite this progress, banks continue to face major challenges in driving profitability, facing minimum-level interest rates, low business volumes and a sharp rise in competitive pressure in the majority of markets.

In terms of the supervisory and regulatory context, the international agenda was marked by progress toward finalising the Third Basel Accord (Basel III). This updated framework aims to put forth simpler, more comparable and more risk-sensitive ratios, without significantly increasing banks’ capital requirements. At European level, the European Commission’s proposed reforms of the capital and resolution framework were of special note. These proposed reforms entailed the start of a lengthy legislative process that will be fully effective between 2019 and 2021, along with measures to move forward with the single European market.

A summary of the macroeconomic situation in the main countries in which the Group operates is given in the sections on each geographic unit.

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2.	BUSINESS PERFORMANCE AND RESULTS

	2016	2015
BALANCE SHEET (millions of euros)
Total assets	1,339,125	1,340,260
Loans and advances to customers (net)	790,470	790,848
Customer deposits	691,112	683,142
Customer funds managed and marketed	1,102,488	1,075,563
Equity	102,699	98,753
Total funds managed and marketed	1,521,633	1,506,520
INCOME (millions of euros)
Net interest income	31,089	32,189
Gross income	43,853	45,272
Net margin	22,766	23,702
Ordinary profit/(loss) before tax	11,288	10,939
Ordinary profit attributable to the Group	6,621	6,566
Profit attributable to the Group	6,204	5,966
EPS, PROFITABILITY AND EFFICIENCY (%)
Attributable profit per share (euros)	0.41	0.40
RoE	6.99	6.57
Ordinary RoTE(*)	11.08	10.99
RoTE	10.38	9.99
RoA	0.56	0.54
Ordinary RoRWA (*)	1.36	1.30
RoRWA:	1.29	1.20
Efficiency (including write-downs)	48.1	47.6
SOLVENCY AND NPL (%)
CET1 fully-loaded	10.55	10.05
CET1 phase-in	12.53	12.55
NPL ratio	3.93	4.36
NPL coverage ratio	73.8	73.1
SHARES AND CAPITALISATION
Number of shares (millions)	14,582	14,434
Price (l)	4.959	4.558
Market capitalisation (l million)	72,314	65,792
Tangible book value (l):	4.22	4.07
Price / tangible book value (times):	1.17	1.12
PER (price / earnings per share) (times)	12.18	11.30
OTHER FIGURES
Number of shareholders	3,928,950	3,573,277
Number of employees	188,492	193,863
Number of branches	12,235	13,030

(*).-	Excluding of non-recurring net capital gains and provisions

2.1	Review of the year

In 2016, the Santander Group’s strategy and business model continued to generate value for customers and shareholders. The Bank’s geographic diversification, with a solid presence in the main markets, and its industry-leading efficiency endow it with a strong competitive edge. Accordingly, it has been resilient against a challenging economic scenario, particularly for banks, and in the face of high volatility episodes and greater fiscal pressure in certain countries.

Against this backdrop, Santander’s year-end financial results were solid, with sustainable and predictable returns, meeting all financial and commercial targets.

Profit and dividends were up in 2016 and, excluding the impact of exchange rates, volumes were higher. The balance sheet structure remained balanced, with liquidity ratios well above requirements and a clear improvement in the capital position and credit quality. At the same time, Santander moved forward in its commercial transformation process, breathing new life into its customer relationships and improving their experience with the Bank.

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Group highlights in 2016 were as follows:

Strong earnings

The strength of Santander’s business model has been demonstrated throughout the years, allowing us to deliver highly predictable earnings and placing us among the best banks in efficiency and profitability.

Ordinary pre-tax profit stood at EUR 11,288 million in 2016, up 3% over 2015. The increase in constant euros was 12%, with growth in nine of the 10 main markets.

The main income statement items highlight the strategy followed during the year:

•	Strong pace of revenues, underpinned by net interest income and fee and commission income, which together represented 94% of gross income.

•	Strict cost control for the third consecutive year, with a 2% drop in real terms in 2016, on a like-for-like basis

•	Further annual reduction in provisions and improved cost of credit, thanks to a stronger corporate risks culture

The income statement outcome was also affected by the larger tax expense, reflecting new taxes levied against certain units, and certain non-recurring gains and losses, entailing a charge net of taxes of EUR 417 million in 2016. Non-recurring items totalled EUR 600 million in 2015.

Attributable profit to the Santander Group stood at EUR 6,204 million, up 4% over 2015, or 15% excluding the impact of exchange rates.

Commercial transformation process

In 2016, the Santander Group continued to move forward in transforming its commercial model to further reflect the Simple, Personal and Fair culture.

All units made progress toward improving customer loyalty, developing new products and services for both individual and business customers, through innovative solutions and global propositions. These efforts include 1|2|3 World, Santander Select, Santander Private Banking, Santander SMEs, Santander Trade Network, Global Treasury Solutions, Santander Flame and new digital applications in all countries.

In order to enhance customer loyalty, the Bank must ensure operational excellence, which translates into the best and most efficient experience for customers. Maximising new technologies is a key step toward securing this goal. Accordingly, the Group continues to work on different facets of digital transformation.

Today’s banking customers demand easily-accessible and readily-available digital channels, without sacrificing the customer service and personalised attention that have long been Santander’s hallmark. Consequently, the Group has also locked in thorough improvements at its branches, through the Smart Red project, and its contact centres. At the same time, the Group has taken great strides with respect to the Santander NEO CRM smart business tool, which integrates information from all channels (branches, contact centres, digital platforms, etc.) and features new transactional capacities. This allows the Bank to have a deeper understanding of its customers and to offer them value propositions based on their actual experiences and needs, while at the same time generating cost savings.

As a result of this transformation process, Santander boasts 15.2 loyal customers (up 10% during the year) and 20.9 million digital customers (up 26%). These increases are mirrored by the improvement in the revenue base, primarily in fee and commission income, where growth doubled that of 2015.

The Bank has also achieved great success in terms of customer satisfaction during the year. At present, eight units (three more than in 2015) are considered among the top three local banks in terms of customer experience.

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Growth of business activity

The greater customer loyalty and the commercial strategy are reflected in higher across-the-board volumes, especially in developing markets, with a consistently medium-low risk profile and a highly-diversified portfolio.

Lending has increased the most in Latin America, Santander Consumer Finance and Poland, and somewhat more moderately in the UK. After improving earlier trends in the second half of the year, Brazil closed 2016 with stable lending (+0.4%). The deleveraging process is still underway in Spain and Portugal, and the US was somewhat affected by sales of lower-quality portfolios.

All units recorded growth in customer funds, particularly in demand deposits and mutual funds, as part of the Bank’s strategy to improve funding costs.

Stronger solvency

In terms of capital, Santander again demonstrated its capacity to generate sustainable capital while paying attractive dividends. The fully-loaded CET1 ratio stood at 10.55% at year end, outperforming the target for the year and consistently moving towards its goal of 11% by 2018.

The fully-loaded total capital ratio and the leverage ratio also improved during the year. In regulatory terms, the Bank closed 2015 with CET1 of 12.53%, well above the minimum required by European Central Bank.

Improved credit quality

Santander maintained its medium-low risk profile and its high asset quality, with all credit quality indicators improving during the year. The Group’s non-performing loan ratio fell by 43 basis points (bp) to 3.93%, while the coverage ratio rose one percentage point (pp) to 74% and the cost of credit fell to 1.18%, down 7 bp.

This improvement was seen in virtually all geographic areas and is a direct result of the strength of the Group’s risk culture, called “risk pro”.

Creation of value for shareholders

In 2016, shareholder value was once again one of the Group’s key previousities.

Earnings per share rose by 1%, while cash dividends per share climbed 8%, with RoTE remaining among the best of our global peers.

Fully-loaded capital rose by over EUR 3,000 million and tangible book value per share climbed to 4.22 euros, reflecting four years of growth.

As a result, the share price increased 8.8% during the year and total shareholder returns climbed 14.2%, both far outperforming the DJ Stoxx Banks and the DJ Stoxx 50.

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2.2	Earnings

A comparison of 2016 and 2015 earnings is set out below.

Consolidated income statement

Millions of euros	2016	2015
Interest income	55,156	57,198
Interest expense	(24,067)	(24,386)
NET INTEREST INCOME	31,089	32,812
Dividend income	413	455
Share of profit (loss) of companies accounted for using the equity method	444	375
Fee and commission income	12,943	13,042
Fee and commission expenses	(2,763)	(3,009)
Gains/(losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net	869	1,265
Gains/(losses) on financial assets and liabilities held for trading, net	2,456	(2,312)
Gains/(losses) on financial assets and liabilities designated at fair value through profit or loss, net	426	325
Gains/(losses) from hedge accounting, net	(23)	(48)
Exchange differences, gains/(losses), net	(1,627)	3,156
Other operating income	1,919	1,971
Other operating expenses	(1,977)	(2,235)
Income from assets under insurance and reinsurance contracts	1,900	1,096
Expenses from liabilities under insurance and reinsurance contracts	(1,837)	(998)
GROSS INCOME	44,232	45,895
Administrative expenses	(18,737)	(19,302)
Personnel expenses	(11,004)	(11,107)
Other administrative expenses	(7,733)	(8,195)
Depreciation and amortisation	(2,364)	(2,418)
Provisions or reversal of provisions	(2,508)	(3,106)
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss	(9,626)	(10,652)
Financial assets at cost:	(52)	(228)
Available-for-sale financial assets	11	(230)
Loans and receivables	(9,557)	(10,194)
Held-to-maturity investments	(28)	—
PROFIT FROM OPERATIONS	10,997	10,417
Impairment or reversal of impairment on investments in joint ventures and associates	(17)	(1)
Impairment or reversal of impairment on non-financial assets	(123)	(1,091)
Tangible assets	(55)	(128)
Intangible assets	(61)	(701)
Others	(7)	(262)
Gains/(losses) on derecognition of non-financial assets and investments, net	30	112
Negative goodwill recognised in profit or loss	22	283
Profit/(loss) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations	(141)	(173)
PROFIT/(LOSS) BEFORE TAX FROM CONTINUING OPERATIONS	10,768	9,547
Tax expense or income related to profit or loss from continuing operations	(3,282)	(2,213)
PROFIT/(LOSS) AFTER TAX FROM CONTINUING OPERATIONS	7,486	7,334
Profit/(loss) before tax from discontinued operations	—	—
NET PROFIT (LOSS) FOR THE YEAR:	7,486	7,334
Attributable to minority interests (non-controlling interests)	1,282	1,368
Attributable to owners of the parent	6,204	5,966

In the statement presented above, non-recurring positive and negative results are included in each of the income statement line items where they were recognised due to their nature.

To facilitate an understanding of the changes between the two years, the condensed income statement set out below shows non-recurring gains and write-downs for the net amount on a separate line just before the attributable profit to the Group (“Net extraordinary capital gains and provisions”).

The net negative impact of non-recurring positive and negative results was EUR 417 million in 2016. In particular, capital gains stood at EUR 227 million and related to the sale of VISA Europe. During the year, the Group recognised expenses for a total amount of EUR 644 million for restructuring costs (EUR 475 million), provisions to cover potential claims related to payment protection insurance (PPI) products in the UK (EUR 137 million) and the restatement of Santander Consumer USA data (EUR 32 million).

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In 2015, the negative impact was EUR 600 million. During that year, gains totalled EUR 1,118 million and related to the net result of the reversal of tax liabilities in Brazil (EUR 835 million) and the generation of badwill of EUR 283 million on the acquisition of assets and liabilities of the Portuguese bank Banco Internacional do Funchal (Banif). In 2015, the Group recognised expenses for a total amount of EUR 1,718 million in connection with provisions to cover potential claims in connection with payment protection insurance (PPI) products in the UK (EUR 600 million), impairment and impairment of intangible assets (EUR 683 million) and other provisions (EUR 435 million).

Condensed income statement
Millions of euros
	2016	2015
Net interest income	31,089	32,189
Net fees and commissions	10,180	10,033
Net gains/(losses) on financial transactions	1,723	2,386
Other income	862	665
Gross income	43,853	45,272
Operating costs	(21,088)	(21,571)
General administrative expenses	(18,723)	(19,152)
Personnel	(10,997)	(11,107)
Other general administrative expenses	(7,727)	(8,045)
Depreciation and amortisation of property, plant and equipment and intangible assets	(2,364)	(2,419)
Net margin	22,766	23,702
Allowances for loan loss provisions	(9,518)	(10,108)
Impairment of other assets	(247)	(462)
Other income	(1,712)	(2,192)
Ordinary profit (loss) before taxes	11,288	10,939
Income tax	(3,396)	(3,120)
Ordinary profit from continuing operations	7,892	7,819
Profit/(loss) from discontinued operations (net)	0	—
Ordinary consolidated profit (loss)	7,893	7,819
Minority interests	1,272	1,253
Ordinary profit attributable to the Group	6,621	6,566
Net of capital gains and writedowns	(417)	(600)
Profit attributable to the Group	6,204	5,966

In 2016, the Group’s attributable profit stood at EUR 6,204 million, up 4% compared to 2015, or 15% excluding the impact of exchange rates. Before non-recurring result and taxes, which reflected the higher fiscal pressure, ordinary pre-tax profit stood at EUR 11,288 million, up 3% year on year, or 12% excluding the impact of exchange rates.

This performance is particularly relevant when taking into account the pressures being exerted on the banking sector since the start of the financial crisis:

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Economies in mature markets continue to present low interest rates and greater regulatory demands, high levels of non-performing assets, sluggish demand for loans, new entrants, technological challenges and returns that are still below the cost of capital.

•	Developing markets recorded faster growth rates in volumes, higher interest rates and greater potential for banking penetration.

Previous to analysing performance of the different income statement items, it should be noted that the year-on-year comparison has been affected by the following:

•	A somewhat positive consolidation scope effect due to transactions in SCF and the acquisition of Banif in Portugal.

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•

A negative effect due to exchange rates of the different currencies in which the Group operates, against the euro. This effect stood at 6 pp for the Group total in the comparison of revenues and costs, and 11 pp in attributable profit.

Exchange rates: Exchange rate 1 euro = currency

	Average (income statement)
	2016	2015
US Dollar	1.106	1.109
Pound	0.817	0.725
Brazilian real	3.831	3.645
Mexican peso	20.637	17.568
Chilean peso	747.500	724.014
Argentine peso	16.316	10.207
Polish zloty	4.362	4.182

Breakdown of the main lines of the income statement

Highlights in 2016 vs. 2015:

Gross income totalled EUR 43,853 million, down 3% over 2015, impacted by exchange rates. Excluding this, gross income rose 3% and its quality improved, driven by customer revenues.

The Group’s revenues structure, where net interest income and fee and commission income represent 94% of total gross income, enables the Bank to secure steady, recurring revenue growth.

Net interest income accounted for 71% of gross income and stood at EUR 31,089 million, down 3%.

The table below shows the average balance sheet balances for each year, obtained as the average of the months in the period, which does not differ significantly from the average of the daily balances, as well as the interests generated, which are presented in the management accounts. The distinction between domestic and international is based on the customer’s home address.

Average balance - assets and interest income

	2016			2015
ASSETS	Average balance	Interest	Average rate	Average balance	Interest	Average rate
	(millions of euros except for percentages)
Cash and deposits at central banks and Loans and advances to credit institutions
Domestic	28,238	132	0.47%	30,960	133	0.43%
International	135,182	4,346	3.21%	132,339	3,104	2.35%

	163,420	4,478	2.74%	163,299	3,237	1.98%
Loans and advances to customers
Domestic	157,281	3,615	2.30%	159,897	4,134	2.59%
International	624,228	38,963	6.24%	625,763	41,311	6.60%

	781,509	42,578	5.45%	785,660	45,445	5.78%
Debt securities
Domestic	52,304	724	1.38%	51,467	859	1.67%
International	128,885	6,203	4.81%	130,918	6,502	4.97%

	181,189	6,927	3.82%	182,385	7,361	4.04%
Hedging income
Domestic		56			83
International		533			(350)

		589			(267)
Other interest
Domestic		350			658
International		234			764

		584			1,422
Total interest-earning assets
Domestic	237,823	4,877	2.05%	242,324	5,867	2.42%
International	888,295	50,279	5.66%	889,020	51,331	5.77%

	1,126,118	55,156	4.90%	1,131,344	57,198	5.06%
Other assets	211,543			214,313
Assets from discontinued operations	—			—

Average total assets	1,337,661	55,156		1,345,657	57,198

13

The average balance of interest-earning assets was EUR 1,126 billion in 2016, virtually in line with 2015 (EUR 1,131 billion).

Variations in the average balances for the two years were immaterial, both in terms of the domestic/international distinction and the breakdown of the assets.

The average return on all interest-earning assets decreased 16 bp to 4.90%, due to lending to customers and debt securities. This reduction occurred in both domestic and international balances.

	2016			2015
LIABILITIES AND SHAREHOLDERS’ EQUITY	Average balance	Interest	Average rate	Average balance	Interest	Average rate
	(millions of euros except for percentages)
Deposits from Central Banks and credit institutions
Domestic	33,990	124	0.36%	31,931	180	0.56%
International	127,616	1,990	1.56%	134,781	2,176	1.61%

	161,606	2,114	1.31%	166,712	2,356	1.41%
Customer deposits
Domestic	166,964	963	0.58%	173,793	1,102	0.63%
International	512,430	12,152	2.37%	511,282	12,347	2.41%

	679,394	13,115	1.93%	685,075	13,449	1.96%
Marketable debt securities
Domestic	60,995	1,122	1.84%	62,510	1,628	2.60%
International	144,246	5,700	3.95%	140,147	5,337	3.81%

	205,241	6,822	3.32%	202,657	6,965	3.44%
Subordinated liabilities
Domestic	8,989	264	2.94%	6,840	250	3.65%
International	7,584	452	5.95%	8,189	684	8.35%

	16,573	716	4.32%	15,029	934	6.21%
Other interest-bearing liabilities
Domestic	6,484	117	1.80%	6,896	137	1.99%
International	1,974	84	4.26%	2,160	133	6.16%

	8,458	201	2.38%	9,056	270	2.98%
Hedging expenses
Domestic		-166			-307
International		-189			-103

		-355			-410
Other interest
Domestic		600			761
International		854			684

		1,454			1,445
Total interest-bearing liabilities
Domestic	277,422	3,024	1.09%	281,970	3,751	1.33%
International	793,850	21,043	2.65%	796,559	21,258	2.67%

	1,071,272	24,067	2.25%	1,078,529	25,009	2.32%
Other liabilities	166,026			166,625
Non-controlling interests	11,622			10,283
Shareholders’ equity	88,741			90,220
Liabilities from discontinued operations	0			0

AVERAGE TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,337,661	24,067		1,345,657	25,009

The average balance of interest-bearing liabilities was EUR 1,071 billion in 2016. As with the assets balances, the variations in both the average balances and the breakdown and customer domicile are not material.

The average cost of interest-bearing liabilities fell 7 bp to 2.25%, in both the domestic and international component. As in the case of assets, the decrease was across the board.

14

The changes in income and expense shown in the table below are calculated and attributed mainly to the following:

•	The change in volume, which is obtained by applying the previous period’s interest rate to the difference between the average balances of the present and previous periods.

•	The change in interest rate, which is obtained by applying to the average balance for the previous year the difference between the rates of the present and previous periods.

When distinguishing between interest income and interest expense, the following is of note:

•	Interest income decreased by EUR 2,042 million, due to lower interest rates (-EUR 1,804 million). This reduction is distributed virtually 50/50 between the domestic and international component.

	2016/2015 Increase (decrease) due to changes in
	Volume	Rate	Net change
Interest income	(Millions of euros)
Cash and deposits at central banks and Loans and advances to credit institutions
Domestic	(11)	10	(1)
International	9	1,233	1,242

	(2)	1,243	1,241
Loans and advances to customers
Domestic	(67)	(452)	(519)
International	(101)	(2,247)	(2,348)

	(168)	(2,699)	(2,867)
Debt securities
Domestic	15	(150)	(135)
International	(101)	(198)	(299)

	(86)	(348)	(434)
Total interest-bearing assets without considering hedging transactions
Domestic	—	—	—
International	(63)	(592)	(655)

	(193)	(1,211)	(1,404)
Hedging income
Domestic	(27)	—	(27)
International	883	—	883

	856	—	856
Other interest
Domestic	(308)	—	(308)
International	(530)	—	(530)

	(838)	—	(838)
Total interest-earning assets
Domestic	(398)	(592)	(990)
International	160	(1,212)	(1,052)

	(238)	(1,804)	(2,042)

•	Interest expense fell EUR 942 million due to the interest rate effect (-EUR 1,025 million). In this case, the decrease in the expense was mainly related to the domestic component.

15

	2016/2015 Increase (decrease) due to changes in
	Volume	Rate	Net change
Interest expense	(Millions of euros)
Deposits from Centrals Banks and credit institutions
Domestic	11	(67)	(56)
International	(113)	(73)	(186)

	(102)	(140)	(242)
Customer deposits
Domestic	(42)	(97)	(139)
International	28	(223)	(195)

	(14)	(320)	(334)
Marketable debt securities
Domestic	(39)	(467)	(506)
International	159	204	363

	120	(263)	(143)
Subordinated liabilities
Domestic	69	(55)	14
International	(48)	(184)	(232)

	21	(239)	(218)
Other interest-bearing liabilities
Domestic	(8)	(12)	(20)
International	(11)	(38)	(49)

	(19)	(50)	(69)
Total interest-bearing liabilities without considering hedging transactions
Domestic	(9)	(699)	(708)
International	15	(313)	(298)

	6	(1,012)	(1,006)
Hedging expenses
Domestic	141	0	141
International	(86)	0	(86)

	55	0	55
Other interest
Domestic	(161)	0	(161)
International	171	0	171

	10	0	10
Total interest-bearing liabilities
Domestic	(29)	(700)	(729)
International	99	(312)	(213)

	70	(1,012)	(942)

The net result is a decrease of EUR 1,101 million, virtually all of which is due to lower interest rates.

All the above changes are affected by the negative impact of exchange rates.

Excluding this impact, net interest income rose 2% year on year, due to higher lending and deposit volumes coupled with strong management of the cost of funds.

16

By unit and excluding the exchange rate impact, net interest income rose 28% in Argentina, 14% in Mexico, 11% in both Santander Consumer Finance and Poland, and 7% in Chile. Increases were also registered in Brazil (2%) and the United Kingdom (0.4%). The only decreases occurred in Spain, due to lower volumes, interest rate pressure on loans and lower revenues from the ALCO portfolio, and in the US, as a result of lower balances in the Santander Consumer USA auto finance and the change in business mix towards a lower risk profile.

Fee and commission income stood at EUR 10,180 million, up 1%, or 8% excluding the exchange rate, underscoring the increased activity and customer loyalty. By business, increases were noted in commercial banking (86% of total fee and commission income) and Global Corporate Banking.

By geographic area, fee and commission income rose across the board, reflecting the rise in loyal customers across all units, the higher added value product offer and the enhanced customer experience.

Gains on financial transactions, which represent only 4% of gross income, fell 24% in constant euros, as they were very high in 2015, due to management of interest rate and exchange rate hedging portfolios.

Other revenues account for less than 2% of total gross income. This item includes dividends, which fell EUR 42 million, the results accounted for by the equity method, increased EUR 69 million, and other operating income rose EUR 170 million, partly due to higher revenues from the US leasing business.

Operating costs totalled EUR 21,088 million, down 2% (up 4% excluding the exchange rate effect). In real terms and excluding the perimeter impact, operating costs fell 2%. The third consecutive year of flat or negative growth in real terms.

As part of the stricter management efforts, during 2016 Santander took measures to streamline and simplify structures, which has allowed the Group to continue investing in its commercial transformation (sales tools, simpler processes, new office models, etc.) and improve customer satisfaction, while ensuring a more efficient organisation as a whole.

In terms of business units, the Group has continued its active management approach during the year, adapting the base to the business reality in each market. This allowed the Bank to reduce costs in seven of the ten core business units, in real terms and excluding the perimeter impact. Costs increased the most in Mexico, on the back of its technology investment and commercial expansion plans, and in the US due to adapting to regulatory requirements and developing the franchise.

At 48.1% (47.6% in 2015), the efficiency ratio was among the best of comparable banks, with its stability underpinned by cost control efforts and by solid earnings, despite pressure on revenues.

Loan loss provisions stood at EUR 9,518 million, down 6% over 2015. Excluding the exchange rate effect, the reduction was 2%.

Provisions were significantly down across all European units: Spain (-41%), United Kingdom (-39%), SCF (-27%), Poland (-10%) and Portugal (-25%). In Latin American countries, provisions rose in line with the increase in lending, which the exception of Chile, where they declined.

The cost of credit continued to improve quarter to quarter, reflecting the selective growth strategy and the appropriate risk management policy. The improvement, from 1.25% in December 2015 to 1.18% in December 2016 was registered in nearly all the Group’s units and particularly in Spain, Portugal, Argentina and SCF. There were declines also in Mexico, Chile and Poland. Cost of credit was virtually stable in Brazil, at below the 5% maximum target set for the year.

Other results and provisions was EUR 1,959 million negative, compared to EUR 2,654 million also negative recorded in 2015. These items cover various provisions as well as capital gains and losses, losses and impairment of financial assets. The year-on-year decrease is highly diluted by concepts, countries and businesses.

17

Underlying profit before taxes was up 3% at EUR 11,288 million (up 12% in constant euros), reflecting the strong performance of gross income, controlled costs and the good evolution of provisions and cost of credit.

By geographical region, despite the difficult backdrop in several markets in 2016, ordinary profit before taxes was up in all units, except for the United States, with six of these regions increasing by more than 15%.

Taxes also rose across the board, with higher fiscal pressure in some units, particularly Chile, the UK and Poland, in the latter two due to the introduction of new taxes on the sector. The tax rate for the Group as a whole was 30%.

As indicated above, attributable profit to the Group was affected by non-recurring positive and negative results. Excluding them, underlying attributable profit was EUR 6,621 million, up 1% (up 10% in constant euros).

In view of the foregoing, 2016 was a year of solid financial earnings, with growth in profits and with an ordinary RoTE of 11.08%, among the highest in the banking sector. Ordinary RoRWA also improved from 1.30% in 2015 to 1.36% in 2016.

Lastly, attributable profit to the Group stood at EUR 6,204 million in 2016, up 4% over 2015, or 15% excluding the exchange rate effect.

Earnings per share (EPA) rose 1% during the year, to EUR 0.41, vs. EUR 0.40 in 2015. Total RoTE was 10.38% (9.99% in 2015), while total RoRWA stood at 1.29% (1.20% in 2015).

2.3	Balance sheet

Below is the condensed balance sheet at 31 December 2016, showing a comparison with the 2015 year-end figures.

Condensed consolidated balance sheet
Millions of euros
	2016	2015
Assets
Cash and cash balances at central banks	76,454	77,751
Financial assets held for trading	148,187	146,346
Debt securities	48,922	43,964
Equity instruments	14,497	18,225
Loans and advances to customers	9,504	6,081
Loans and advances to central banks and credit institutions	3,221	1,352
Derivatives	72,043	76,724
Financial assets designated at fair value through profit or loss	31,609	45,043
Loans and advances to customers	17,596	14,293
Loans and advances to central banks and credit institutions	10,069	26,403
Others (debt securities and equity instruments)	3,944	4,347
Available-for-sale financial assets	116,774	122,036
Debt securities	111,287	117,187
Equity instruments	5,487	4,849
Loans and receivables	840,004	836,156
Debt securities	13,237	10,907
Loans and advances to customers	763,370	770,474
Loans and advances to central banks and credit institutions	63,397	54,775
Held-to-maturity investments	14,468	4,355
Investments in joint ventures and associates	4,836	3,251
Tangible assets	23,286	25,320
Intangible assets	29,421	29,430
of which: goodwill	26,724	26,960
Other asset accounts	54,086	50,572

Total assets	1,339,125	1,340,260

18

	2016	2015
Equity and liabilities
Financial liabilities held for trading	108,765	105,218
Customer deposits	9,996	9,187
Debt securities issued	—	—
Deposits from central banks and credit institutions	1,395	2,255
Derivatives	74,369	76,414
Others	23,005	17,362
Financial liabilities designated at fair value through profit or loss	40,263	54,768
Customer deposits	23,345	26,357
Debt securities issued	2,791	3,373
Deposits from central banks and credit institutions	14,127	25,037
Others	—	1
Financial liabilities at amortised cost	1,044,240	1,039,343
Customer deposits	657,770	647,598
Debt securities issued	226,078	222,787
Deposits from central banks and credit institutions	133,876	148,081
Others	26,516	20,877
Liabilities under insurance and reinsurance contracts	652	627
Provisions	14,459	14,494
Other liability accounts	28,047	27,057

Total liabilities	1,236,426	1,241,507

Shareholders’equity	105,977	102,402
Capital	7,291	7,217
Reserves	94,149	90,765
Profit attributable to the Group	6,204	5,966
Less: Dividends and remuneration	(1,667)	(1,546)
Accumulated other comprehensive income	(15,039)	(14,362)
Non-controlling interests	11,761	10,713

Total equity	102,699	98,753

Total liabilities and shareholders’ equity	1,339,125	1,340,260

In the Group as a whole, exchange rates had a negative impact on the variation of lending (-3 pp) and on customer funds (-2 pp). However, the impact varied considerably in the Group’s main units: Brazil (+26 pp), Chile (+10 pp); US (+3 pp), Poland (-4 pp), Mexico (-14 pp), United Kingdom (-15 pp) and Argentina (-21 pp).

The perimeter impact was irrelevant at under 1%.

Exchange rates: Exchange rate 1 euro = currency

	Final exchange rate (balance sheet)
	2016	2015
US Dollar	1.054	1.089
Pound	0.856	0.734
Brazilian real	3.431	4.312
Mexican peso	21.772	18.915
Chilean peso	707.612	773.772
Argentine peso	16.705	14.140
Polish zloty	4.410	4.264

The Group’s gross lending to customers amounted to EUR 814,863 million at 31 December 2016, virtually flat on the EUR 817,366 million recorded at the 2015 year end. Excluding the exchange rate impact and repos, lending grew 2%.

19

Loans and advances to customers (*)

Millions of euros

	2016	2015
Loans to the Spanish public sector	14,127	13,993
Lending to other residential sectors.	147,246	153,863
Commercial loans	9,567	9,037
Secured loans	87,509	92,478
Other loans	50,170	52,348
Non-resident sector lending	653,490	649,509
Secured loans	387,546	409,136
Other loans	265,944	240,373
Loans and advances to customers (gross)	814,863	817,366
Fund for credit-loss provisions	24,393	26,517
Loans and advances to customers (net)	790,470	790,848
Memorandum item: Doubtful assets	32,573	36,133
Public authorities	101	145
Other resident sectors	12,666	16,301
Non-residents	19,806	19,686

(*)	Including REPOs

At the 2016 year end, of total lending to customers maturing in over one year, 54% was linked to floating interest rates, while the remaining 46% was linked to fixed rates. The geographic breakdown reveals the following:

•	In Spain, 74% of loans are linked to floating rates, while 26% are at fixed rates.

•	Internationally, 49% of loans are at floating rates, vs. 51% at fixed rates.

Credit facilities with maturities exceeding one year at year-end 2016

	Domestic		International		TOTAL
	Amount (millions of euros)	Weight of total (%)	Amount (millions of euros)	Weight of total (%)	Amount (millions of euros)	Weight of total (%)
Fixed	32,073	26%	242,194	51%	274,267	46%
Variable	90,941	74%	233,018	49%	323,959	54%

TOTAL	123,014	100%	475,212	100%	598,226	100%

Note 10.b to the accompanying consolidated financial statements provides details on the distribution of loans and advances to customers by business line.

The geographic breakdown of the variation in gross lending to customers in 2016, excluding repos, is as follows (excluding the exchange rate effect):

•	The main increases were in Argentina (+37%), Santander Consumer Finance (+14%, bolstered by the agreement with PSA Finance), Mexico and Poland (+8% each) and Chile (+7%).

•	Growth was more moderate in the UK (+2%) and Brazil (+0.4%).

•

The US decreased 2%, partly due to the sale of portfolios, while Spain dropped 4%, resulting from balances in institutions, mortgages and the reduction in non-performing loans. Portugal decreased 5%. The latter two occurred in deleveraging markets, where the growth in new loans is still not enough to increase the stock.

•	By segments, growth in loans to individual customers as well as to SMEs and companies, bolstered by the 1|2|3 strategy.

•	In the real estate unit in Spain, net lending fell 29% year on year, in response to the ongoing strategy followed in recent years.

20

On the liabilities side, total customer funds under management, including mutual funds, pension funds and assets managed, stood at EUR 1,102,488 million, an increase of 3% for the year.

In 2016, the increase in total customer funds (i.e. customer deposits excluding repos and mutual funds) was 3%. At constant exchange rates, customer funds rose 5%.

In detail by product, and according to the strategy followed in the year of reduction of the cost of liabilities, demand accounts have increased by 10%, growing in all countries, and mutual funds increased by 7% Also with generalized increases. On the contrary, the term balances are reduced by 9%.

Customer funds rose in all the Group’s main geographic areas, as follows and at constant exchange rates:

•	Two-digit growth in Argentina (+49%), Mexico (+12%) and Poland (+10%)

•	More moderate increases in the US (+7%) and the UK and Chile (+6% each)

•

3% rise in both Brazil and Spain, and 2% growth in Portugal, in the latter two cases due to the strategy to reduce time deposits, in contrast to the growth in demand deposits, of EUR 10,000 million and EUR 4,000 million, respectively

The net loan-to-deposit ratio stood at 114% at December 2016, compared to 116% at the 2015 year end.

Customer funds managed and marketed

Millions of euros

	2016	2015
Resident public sector	8,699	11,737
Other resident sectors	160,026	157,611
Sight	119,425	108,410
Term	39,506	47,297
Others	1,094	1,904
Non-resident sector	522,387	513,795
Sight	328,736	313,175
Term	134,528	146,317
Others	59,123	54,303
Customer deposits	691,112	683,142
Debt securities issued	228,869	226,160
Customer funds on balance sheet	919,981	909,302
of which: subordinated liabilities	19,897	21,151
Investment funds	147,416	129,077
Pension funds	11,298	11,376
Assets under management	23,793	25,808
Other customer funds managed and marketed	182,508	166,260
Customer funds managed and marketed	1,102,488	1,075,563

In addition to attracting customer deposits, the Group applies a strategy of maintaining a selective issuance policy in international bond markets, endeavouring to adapt the frequency and volume of market operations to both the structural liquidity requirements of each unit and the receptivity of each market.

The following operations were carried out through the different Group units in 2016:

•	Medium- and long-term issues of senior debt amounting to EUR 24,309 million, covered mortgage bonds of EUR 4,720 million and subordinated debt amounting to EUR 2,239 million

•	Securitisations placed on the market in the amount of EUR 13,144 million

•	Medium- and long-term debt maturities totalling EUR 35,597 million

Available-for-sale financial assets totalled EUR 116,774 million at 31 December 2016, representing a EUR 5,262 million decrease on the prior year (-4%), due to lower positions in Spain and the US.

21

Available-for-sale financial assets

Millions of euros

	2016	2015
Debt securities	111,287	117,187
Equity instruments	5,487	4,849

Total	116,774	122,036

Information on the valuation adjustments generated by available-for-sale financial assets is provided in Note 29.a to the accompanying consolidated financial statements.

Held-to-maturity investments stood at EUR 14,468 million, up EUR 10,113 million on the year-end 2015 figure.

Goodwill totalled EUR 26,724 million, in line with the EUR 26,960 million recorded at December 2015.

Lastly, tangible assets amounted to EUR 23,286 million, down EUR 2,034 million in the year, due to the deconsolidation of assets on the Metrovacesa / Merlín merger, which broadly offset the increase in connection with US leasing business assets.

2.4	Business areas.

Continental Europe

Continental Europe includes all of the business activities carried out in the region.

Environment and strategy

The euro area GDP grew moderately in 2016, around 1.7%, below 2015 levels. Nevertheless, the area was resilient when taking into account the adverse developments occurring during the year.

Although deflation risk appears to be abating, prices rose at a pace far quicker than the 2% target, spurring the ECB to reduce interest rates to new minimums.

Against this backdrop, the Group has focused its strategy on growth in customer engagement, increased market share, cost control and improved credit quality.

During the year, the agreement between Santander Consumer Finance and Banque PSA Finance was successfully concluded, as was the technological and operational integration of Banco Internacional do Funchal (Banif) in Portugal.

The number of loyal and digital customers continued to rise in both individuals as well as SMEs and companies. The Group’s multi-channel approach also paid out in an 11% increase in digital customers.

Business activities and earnings

Lending increased 1% compared to December 2015, in constant euros. This performance is the net balance of growth in SCF and Poland offset by the decreases recorded in Spain and Portugal.

Customer funds rose 3%, with four business units showing positive rates. During the year, the Group maintained its strategy of increasing demand deposits (+11%) and mutual funds (+6%). Time deposits decreased 12%.

Attributable profit in continental Europe stood at EUR 2,599 million, up 18% over 2015 in constant euros.

This improvement was largely due to lower loan loss provisions (-32%) across the main units, reflecting the healthier non-performing loans ratio and the cost of credit.

22

Strict cost control also contributed to the income statement (+1%, -3% excluding the perimeter impact).

Lastly, net interest income and fee and commission income improved slightly, despite the historically low interest rates and the strong competition impacting spreads on loans.

Spain

Environment and strategy

The Spanish economy grew roughly 3.2%, again underpinned by domestic demand. The labour market revived notably, pushing the unemployment rate down to 19%. Growth was also supported by moderate inflation, a foreign trade surplus and the improved public deficit.

Against this backdrop, Santander Spain moved forward in its commercial transformation and closer to the targets proposed. These efforts were based on the following:

•

The 1|2|3 strategy, which is the cornerstone of the transformation and which has helped increase customer loyalty, boost activity and improve both customer satisfaction and the risk profile. This is reflected in both, a 32% increase in the loyal customers and improved risk profile, which translates into a 112 bp reduction in the non-performing loan ratio during the year.

•

Transformation of the commercial branch network, with the creation of the new larger-scale Smart Red (Smart Network) branch model to better serve and guide customers, as well as the integration with digital channels.

•

Major strides forward in the Bank’s technological and operating transformation. The Group has 2.7 million digital customers and more than 950,000 mobile banking customers (+45%), thanks to the development of new apps and the push payments via mobile phone.

•	Exclusive launch of Apple Pay in Spain, as an example of the Bank’s clear focus on digital leadership and innovation.

Business activities and earnings

Lending fell 4%, primarily affected by mortgage repayments, reduced loans to institutions and a strong decrease in non-performing loans. Nevertheless, loans to individual customers rose 16%, with consumer lending climbing 91% and mortgage lending up 18%.

In terms of customer funds, the Bank maintained its strategy to reduce the cost of deposits, with growth of 8% in demand deposits and 6% in mutual funds, while time deposits shrank 14%.

Attributable profit for the year stood at EUR 1,022 million, up 5% over 2015, on the back of improved credit quality, the efficiency plan and the strong performance of fee and commission income.

•

Substantial improvement of the cost of credit, which is returning to normal levels thanks to a more favourable cycle moment, the improved profile of 1|2|3 customers and the proactive management approach. Provisions were down 41% during the year, which was the main driver pushing profits up. This trend was linked to a decrease in the non-performing loan ratio, to 5.41%.

•	Reduction in costs (-4%), capturing part of the impact of the efficiency plan undertaken during the year.

•

In gross income, the strong performance of fee and commission income (+6%), in particular those from retail banking, closely linked to the greater transactionality derived from the customer loyalty strategy.

In contrast, net interest income was lower due to low interest rates, mortgage repricing and the impact of reduced ALCO portfolio revenues. Gains on financial transactions were also down (-24%).

23

Santander Consumer Finance (changes in constant currency)

Environment and strategy

The main European markets in which Santander Consumer Finance does business registered growth in 2016 ranging from 0.9% to 3.2%.

SCF is the leading consumer finance company in Europe, operating in 14 countries and offering financing and services to over 130,000 associated points of sale. In addition, SCF has entered into a significant number of financing agreements with car and motorcycle manufacturers and with retail distribution groups.

In 2016, SCF continued to focus on its business model, with strong geographic diversification, higher efficiency than its peers, and a risk control and recoveries system that allows it to maintain high credit quality. Management focus was on the following:

•

Completing the agreements with Banque PSA Finance (BPF) to create joint ventures in 11 countries. In 2015, the joint ventures in Spain, Portugal, United Kingdom, France and Switzerland were set up. In 2016, six more companies were created, in Italy and the Netherlands (Q1), Belgium (Q2), Germany and Austria (Q3) and Poland (Q4).

•	Increasing auto and consumer finance and extending agreements with the main dealers/retailers

•	Strengthening digital channels

Business activities and earnings

In addition to the agreement with BPF, work continued toward the signature and development of new agreements, both with retail distributors and with manufacturers.

Lending rose 14% during the year, with new loans above those of 2015, greatly bolstered by the auto finance. Widespread growth in all units.

On the liabilities side, customer deposits rose 7%.

Attributable profit stood at EUR 1,093 million, up 18% over 2015. The increase in the year was driven by two main factors:

•	The low interest rates environment, which was very positive for consumer finance, both in terms of revenues and provisions

•	The impact of the units incorporated, reflecting growth in the main income statement items

Gross income was up primarily due to net interest income (80% of revenues), which rose 11% from 2015 to 2016.

Costs also rose (+8%), in line with the business and the new acquisitions, although the efficiency ratio remained steady around 45%.

Provisions decreased 27%, with a strong improvement in the cost of credit (0.47% vs 0.77% in 2015), to very low levels for consumer finance. These achievements were possible due to the strong performance of portfolios and to the 74 bp reduction in the non-performing loan ratio, to 2.68%. The coverage ratio stands at 109%.

Attributable profit was especially strong in Spain (+22%), the Nordic countries (+24%) and Italy (+226%).

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Poland (changes in local currency)

Environment and strategy

Growth in the Polish economy slowed in 2016 (estimated 2.8% vs. 3.9% in 2015), with inflation falling 0.6% on average in 2016, although December saw a turnaround to positive figures (0.8% year on year). The National Bank of Poland was able to hold the benchmark interest rate at 1.5% throughout the year, while the exchange rate depreciated 3% against the euro.

In this context, in 2016 Santander maintained its target of being the bank of first choice for its customers, remaining at the forefront of mobile and online banking and ranking second in terms of number of active credit cards.

Internal processes were also improved, including the implementation of the CRM tool, which will allow the Bank to provide customised responses drawing from its knowledge of customers, their behaviour and risk profile, and offer ongoing service and communication through the different distribution channels.

As a result of these actions, the number of loyal and digital customers grew 4% and 5%, respectively.

Business activities and earnings

In terms of volume, the Bank’s growth outperformed the sector, with an 8% market share gain during the year, driven by both the corporate segment and the individual customers segment.

Deposits grew 11% year on year, with a balanced increase between individual and corporate customers.

This performance allows the Bank to maintain its solid financing structure (loan-to-deposit ratio of 88%).

Attributable profit stood at EUR 272 million during the year, down 6% over 2015 due to application of a new 0.44% tax on assets. Excluding this rate, profit rose 14% year on year, with the following breakdown:

•

Gross income was up 7%. Net interest income was particularly strong, rising 11%, primarily due to growth in volumes. Fee and commission income dropped slightly in response to regulatory issues. Gains on financial transactions were also lower, due to lower ALCO portfolio sales in 2016.

•	Costs were up 2% year on year, due to the 37% rise in amortisation. In contrast, personnel expenses decreased 3%.

•

Provisions fell 10% due to the significant improvement in credit quality. The non-performing loan ratio decreased 5.42% (6.30% at December 2015), while the cost of credit stood at 0.70% (0.87% in 2015).

Portugal

Environment and strategy

GDP growth fell slightly, from 1.6% in 2015 to 1.3% (estimated) in 2016, with a constant domestic demand and a falling unemployment rate. Inflation was similar to 2015, at 0.6%, thereby continuing to support revenue growth.

The Bank remained highly focused on structural improvements to its commercial model, in order to boost customer service efficiency and quality, through the CRM platform, a multi-channel approach and more simplified processes.

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Progress milestones in the commercial strategy were as follows:

•

In individual customers (mid & mass market and select segments), commercial activity continued to be bolstered by the 1|2|3 World programme, with significant increases in the number of accounts, credit cards and protection insurance.

•	Considerable growth also in lending to individuals and companies.

All the improvements achieved during the year underpinned an increase in loyal and digital customers of 21% and 32%, respectively.

In line with the calendar established, in October 2016 technological and operational integration of Banif activities was completed. As a result, all branch offices are now operating under the same technological platform. This development has made the Bank’s loan portfolio more balanced and allowed it to gain market share in the companies segment.

Business activities and earnings

Loans fell 5% during the year. Although the level of new mortgages remained high, this has not yet offset repayments, leading to a decrease of 1% in the stock. The sale of portfolios during the year also affected the overall lending figure.

Total customer funds rose 2%, with a stronger performance of deposits, which underscores the Bank’s solid position within the Portuguese financial system. Demand deposits rose 46%, as part of the Bank’s strategy to improve the cost of deposits.

Attributable profit was EUR 399 million, up 33% over 2015, reflecting the strong performance of commercial revenues and provisions and some perimeter impact.

•

Gross income rose 19%, with increases of 32% and 19%, respectively, in net interest income and fee and commission income. Gains on financial transactions fell 32% from very high levels in 2015, when larger sales of public debt were made and the stake in Banco Caixa Geral Totta Angola was recorded.

•	Costs rose 19% due to changes in the scope of consolidation. In real terms, costs were down 5%, with a cost-to-income ratio of 49%.

•	Provisions to loan loss provisions decreased 25%, while the cost of credit improved from 0.29% in 2015 to 0.18%.

•	Lastly, the non-performing loan ratio, which was affected by Banif portfolios, began to fall in the second half of the year.

Real estate business in Spain

In addition to the above units, the activity of the real estate business in Spain is reported separately. This unit includes loans to real-estate developers, for which a specialised management model is applied, as well as the interest in Sociedad de Gestión de Activos Procedentes de la Reestructuración Bancaria, S.A. (SAREB) and the remaining Metrovacesa assets, the assets of the previous real-estate fund and foreclosed assets.

In recent years, the Group’s strategy has focused on reducing these assets, primarily loans and foreclosed assets. Net lending in this unit stands at EUR 1,990 million, down 29% in the year. This represents 0.3% of the Group’s total loans and 1% of those held in Spain.

The real estate activity in Spain closed the quarter with a non-performing loan ratio of 86.50% and a coverage ratio of 56%. Total loan coverage, including outstanding balances, is 53%. Foreclosed asset coverage stands at 58%.

The unit reported a loss of EUR 326 million in 2016, compared to EUR 420 million in the previous year, primarily due to lower provision needs.

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United Kingdom (changes in local currency)

Environment and strategy

The UK economy grew an estimated 2.0% in 2016. The Bank of England mitigated the impact of the uncertainty caused by the EU referendum, reducing the benchmark rate by 25 bp in August and holding it at 0.25% for the remainder of the year. The Bank of England also added a considerable quantitative easing package to support growth.

The unemployment rate continued to fall to 4.8% in October, while inflation rose 1.6% year on year in December and the pound sterling saw a 14% depreciation against the euro.

In recent years, Santander has enacted a transformation strategy in order to become the bank of first choice for customers. To that end, in 2016;

•	The Bank continued to develop the digital proposition, with the launch of the Investment Hub, an online mortgage management app, and the introduction of Android Pay.

•	Santander continued to support the 1|2|3 World strategy, fostering growth in the number of customers and in current account balances.

•	With respect to corporate customers, both customer relationships and business growth efforts were deepened.

This entailed growth of over 24,000 loyal customers, companies and SMEs over 12 months. The number of digital customers rose 25% year on year to 4.6 million.

Business activities and earnings

Lending rose 2% compared to December 2015, with growth companies and mortgages.

Customer deposits excluding repos also improved during the year (+6% year on year) backed by the 1|2|3 current accounts, which more than offset the scarce demand for savings products.

Attributable profit was GBP 1,373 million in 2016, down 4%, affected by the new 8% surcharge on tax levied on banks. Excluding this impact, pre-tax profit rose 8%, underpinned by fee and commission income, cost restrictions and the strong performance of loans, partially offset by pressure on net interest income.

Net interest income remained virtually flat during the year, due to higher lending volumes and the improved liabilities margin, which was partially offset by lower balances in standard variable rate (SVR) mortgages and pressure on asset margins.

Fee and commission income increased 7% year on year, primarily due to the rise in retail banking 1|2|3 commissions and those for digital and internal commercial bank payments. In contrast, fee and commission income on cards and on mutual funds were affected by regulatory changes.

Costs remained flat, given that the improved efficiency absorbed investments in business growth, the cost of banking reform and the improvement in digital channels.

The lending portfolio remains robust, underpinned by conservative risk criteria and low interest rates. This is reflected in the improvement in the non-performing loan ratio to 1.41% (1.52% at December 2015) and the 39% reduction in provisions.

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Latin America (changes in constant currency)

Environment and strategy

Overall GDP in Latin America fell for the second year in a row, as trends were highly varied across the various countries in terms of GDP, interest rates and markets. The shift in economic policy in Argentina and Brazil, moved towards adjusting inflation, and the foreign deficit allowed the region to lay the groundwork for recovery.

In general, this economic growth was not favourable for the business, primarily due to the across-the-board devaluation of currencies and, in particular, the contraction of GDP in Brazil.

The Group continued to focus on deepening customer relationships, improving customer experience and satisfaction, and accelerating digital transformation.

To that end, the Bank has fined tuned its value propositions for individual customers, with the launch of innovative products and through agreements with other service providers. In addition, the Bank continues with its SME plan in all regions.

Accordingly, Santander continued to see solid growth in customers. In 2016, the main Latin American countries reported 13% and 36% growth in loyal and digital customers, respectively.

Business activities and earnings

Lending without repos increased 5% compared to December 2015, in constant euros.

Deposits without repos rose 8% year on year, also in constant euros. Demand deposits climbed 13%, while time deposits rose 4% and mutual funds 6%.

In Latin America, attributable profit increased 19% to EUR 3,386 million, as follows:

•	Gross income was up 10%, driven by both net interest income and fee and commission income.

•	Costs rose 8% due to salary agreements, dollar-indexed costs and investments. Growth, when measured in real terms, was moderate.

•	Provisions continued to perform well, growing 7%, which reflects the improved non-performing loan ratio (-15 bp) and coverage ratio (+8 pp), to 4.81% and 87%, respectively.

Brazil (changes in local currency)

Environment and strategy

In 2016, the Brazilian economy completed its second consecutive year of recession. Nevertheless, the Central Bank of Brazil kept inflation (6.3% at the 2016 year end) from exceeding the upper target limit (6.5%). Forecast inflation for 2017 and 2018 should be closer to the central bank’s 4.5% target, which has allowed the benchmark interest rate of 14.25% to slip to 13.75% toward the end of the year. This points to a clearly downward trend, which began in January 2017 with a new 75 bp cut placing the benchmark rate at 13%.

The exchange rate rallied considerably during the year, closing 2016 at EUR 1 = BRL 3.43, vs BRL 4.31 in 2015.

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In this context, Santander Brazil continued its transformation process, highlights of which are as follows:

Efforts to drive digitalisation:

•	Acceleration of the digital transformation, with new mobile banking functions for individual customers.

•	Retail banking launch of the digital customer service channel for Van Goal and Empresas 1 customers and, in wholesale banking, of a remote channel for 100% of corporate and GCB customers.

•	Development of Santander Way, a real-time card management app. Santander was the first bank in offering customers the Samsung Pay feature.

•	Completion of the acquisition of 100% of ContaSuper, the pre-paid digital channel.

•	In consumer finance, launch of the new +Negócios digital platform, a tool for digitalising the entire customer experience, with a strong potential for growing the business.

Launch of commercial actions to improve or consolidate the market presence. This includes:

•	Extension of presence in the payroll lending market with Olé Consignado, which combines the experience of Banco Bonsucesso and Santander.

•	In credit cards, the Bank announced a commercial agreement with American Airlines, Inc., for a miles-earning programme.

•	In SMEs, Santander Negócios & Empresas offers innovative solutions in the Brazilian market, supporting its customers in their development, internationalisation and personnel training.

•	Creation of a joint venture between Santander Financiamientos and Hyundai.

•	Strengthening the agro business and nomination to the 2016 Lide Agronegocios award.

In addition, internal processes have been simplified and greater efficiency and productivity have been secured through the CERTO model and the Clique Único digital platform.

All these strategies have underpinned the growth in the business, the 16% rise in loyal customers and the 45% jump in digital customers, to 6.4 million.

Business activities and earnings

Lending remained stable during the year (+0.4%), reflecting the improved trend in recent months (5% rise in Q4).

Customer funds increased 3%, with balanced growth across demand, savings and time deposits.

Attributable profit stood at EUR 1,786 million, for a 15% year-on-year growth, with an upward movement during all quarters of the year.

The year-on-year comparison is as follows:

•

Gross income rose 7%, with outstanding performance of fee and commission income (17%), particularly those from current accounts, funds and cards. Net interest income grew 2%, underpinned by higher margins on deposits and lending.

•	Costs were up 6% (3 pp under average inflation), reflecting the ongoing management effort and discipline.

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•	Provisions were 8% higher than in 2015, reflecting the still weak macroeconomic environment.

•	Asset quality ratios were strong: the cost of credit stood at 4.89%, under the 5% target announced in early 2016, while the non-performing loan ratio ended the year at 5.90% (-8 bp over 2015).

Mexico (changes in local currency)

Environment and strategy

The Mexican economy slowed slightly in 2016 (estimated 2.3% vs 2.6% in 2015), due to the challenging external environment, which spurred adjustments to fiscal policy and a tightening of monetary policy. Furthermore, the depreciation of the exchange rate led the Bank of Mexico to raise its benchmark rate from 3.25% to 5.75% during 2016. Inflation climbed from 2.1% to 3.3%, while unemployment stayed at an average of 3.8% for the year.

As part of the transformation, innovation and customer loyalty strategy, the Bank carried out various actions during 2016, highlights of which follows:

Multi-channel approach and digitalisation:

•	The Portal Público, SuperNet and SuperMóvil electronic banking applications were improved.

•	In December, a three-year MXN 15,000 million investment plan was announced to continue improving the Bank’s franchise and systems.

Strengthening of the business through new sales actions and product launches, most notably:

•	The commercial strategy focused on two main aspects: the Santander Plus programme, which offers multiple benefits to its members, and

•	the launch of the Santander-Aeroméxico credit card, after building an exclusive, 10-year alliance with this leading national airline.

•	The Bank also implemented other competitive offers, such as the Hipoteca Personal Santander, which offers personalised rates based on each customer’s profile and needs.

•	In terms of companies and institutions, the focus was on transactional loyalty and on attracting new customers through the reverse factoring product and the push for the agrobusiness sector.

All these measures have led to an improvement in the customer retention rate and have raised the number of loyal customers by 16%. Moreover, digital customers now stand at 1.3 million, following a 46% increase in the year.

Business activities and earnings

Lending grew 8% year on year, while deposits (excluding repos) rose 16%. Growth was seen both in demand deposits and time deposits. Mutual funds rose 3%.

Attributable profit stood at EUR 629 million, up 18%, primarily spurred by growth in gross income and the improved cost of credit:

•

Gross income rose 13% year on year, with a notable 14% increase in net interest income, underpinned by growth in lending and the ongoing expansion of deposits, along with higher interest rates as from December 2015.

•

Costs were up 9% due to the strategic initiatives undertaken to position Santander as the bank of first choice among its customers. Even with this investment effort, the efficiency ratio improved 150 bp to below 40%.

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•

Credit quality ratios improved across the board: the non-performing loan ratio fell 62 bp to 2.76%, the coverage ratio improved 13 pp to 104%, and the cost of credit stood at 2.86% (down 5 bp during the year).

Chile (changes in local currency)

Environment and strategy

The Chilean economy saw less buoyant GDP growth in 2016 (estimated 1.6% vs. 2.3% in 2015), with inflation falling to 3% and unemployment at 6.5%. The slowdown in growth was primarily due to the international context and the mining industry’s adaptation to a more moderate price environment.

The year-end exchange rate was CLP 708 = EUR 1, an appreciation of 9% during the year. At 31 December 2016, the Central Bank of Chile’s benchmark rate stood at 3.5%, the same level as at the 2015 close.

The Group maintained its strategy of improving long-term returns, despite the backdrop of lower margins and greater regulation. The Bank aims to be the highest-valued bank in Chile, by improving customer service quality and transforming retail banking, particularly in respect of mid- to high-income individuals and SMEs.

During the year, Santander took several actions toward meeting this goal:

•

A more customer-centred strategy and simpler internal processes, adapting them to a digital, multi-channel environment, has improved customer satisfaction and closed the gap in customer service with respect to the Bank’s competitors.

•

In order to continue improving its ability to attract new customers, the Bank launched projects such as WorkCafé, a new multi-segment branch concept that focuses on collaboration and reflects the Simple, Personal and Fair culture.

•	Increase in digitalisation: launch of 123 Click, a new 100% digital consumer loan.

These measures have prompted an increase in the number of loyal customers, as well as higher fee and commission income lined to transactionality. The number of digital customers rose 4%.

Business activities and earnings

Lending grew 7% year on year in local currency, with advances in target segments. Deposits rose 3% during the year: 2% in demand deposits and 3% in time deposits.

Attributable profit stood at EUR 513 million at the 2016 year end, up 16%. This increase was affected by a higher tax rate. Pre-tax profit was EUR 894 million, up 20%.

Details are as follows:

•

Income rose 7%, with an across-the-board improvement: net interest margin was up 7% on the back of higher volumes and liabilities cost management, while gains on financial transactions climbed 23% and fee and commission income grew slightly, primarily underpinned by those generated by means of payment and transactions.

•	Costs were up by 1% only, despite the higher investment in technological developments and the year-on-year inflation-indexed in contracts, rents and salaries.

Provisions were reduced by 6%. All credit quality indicators improved during the year, with the cost of credit at 1.43%, the non-performing loan ratio standing at 5.05% and the coverage ratio at 59%.

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Argentina (changes in local currency)

Environment and strategy

In 2016, Argentina responded firmly to the macroeconomic imbalances and the microeconomic distortions, by shoring up its institutional framework. Adjustment measures led to a 2% contraction in GDP, although at the same time laid the groundwork for controlling inflation and public deficit, in order to return to a path of growth.

The benchmark interest rate fell from 33% to 24.5%, while the Argentine peso depreciated strongly against the euro.

The Bank continued its strategy to increase customer business, with special focus on loyalty and profitability:

•	Agreement with American Airlines for its AAdvantage® rewards program, whereby customers can earn miles on purchases made with AA credit cards.

•	Launch of inflation-indexed UVA mortgage loans.

•	Strengthening of Select products in the high-income segment and opening of new spaces and specialised business areas for SMEs.

•	Continuation of the plan to expand and transform branch offices.

•	Implementation of the +CHE commercial management system in the branch network.

During the year, the number of loyal and digital customers rose 6% and 20%, respectively. In October, Santander signed an agreement with Citibank Argentina to acquire its retail business, including 500,000 customers and 70 branch offices, making the Group the number-one private bank in the country. The transaction is pending authorisation from the Central Bank of Argentina.

Business activities and earnings

Lending was up 37% on 2016, with particular growth in consumer credit. Deposits rose 47%.

Attributable profit stood at EUR 359 million in 2016, up 52% on the previous year. The commercial strategy spurred a 42% rise in gross income, most notably the 28% growth in net interest income and the 36% increase in fee and commission income.

Costs were up 37% due to the effect of inflation, the updated collective salary agreement, the enlargement of the branch network and the investments in transformation and technology.

The rise in provisions was less than that of lending, which allowed the cost of credit to improve by 43 bp. Credit quality remained high, with a non-performing loan ratio of 1.49% and a coverage ratio of 142%.

Uruguay (changes in local currency)

Environment and strategy

Estimated GDP growth for 2016 was 0.5%, with inflation of 9.2%. The year-end exchange rate stood at UYU 30.6 = EUR 1, an appreciation of 6%.

The Group continued to be the number-one private bank in the country, with a strategy aimed at retail banking growth and improved efficiency and service quality. In 2016:

•	The number of loyal customers rose 4%, spurred by measures such as the implementation of the new CRM Celestium and the launch of the customer retention unit.

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•

Within the process to digitalise and modernise its banking channels, great strides were made in the Santander app and a new payment app was launched to increase transactionality of customers. As a result of these measures, the number of digital customers rose 50% in the course of the year.

•	The Bank also locked in its leading position in consumer finance.

Business activities and earnings

The lending portfolio rose across the key segments and products (SMEs and consumer financing), with total lending rising 1%.

Deposits fell 7%, due to the withdrawal of non-resident deposits and the strategy aimed at making deposits more profitable.

Attributable profit stood at EUR 84 million for the year, up 32%. Earnings were bolstered by the acquisition of Créditos de la Casa in August 2015. Excluding this effect, the rise in attributable profit was 19%, reflecting the negative impact of higher fiscal pressure.

Pre-tax profit for the year was up 48% (35% on a like-for-like basis), greatly bolstered by growth in net interest income and fee and commission income, as well as measures carried out under the efficiency plan.

The efficiency ratio continued to improve, dropping 5.5 pp from 2015 to stand at 51.4%.

Provisions were up 13%, although from a very low base. Cost of credit was low (1.79%) and the non-performing loan and coverage ratios stood at 1.63% and 168%, respectively.

Peru (changes in local currency)

Environment and strategy

Growth in the Peruvian economy slowed to 3.9% (estimated) in 2016. Inflation stood at around 3.4% and the Peruvian sol appreciated 6% against the euro.

Against this backdrop, the Group’s activity was focused on corporate banking and on the country’s largest companies, as well as on providing service to the Group’s global customers.

Business activities and earnings

Lending rose 8% during the year, while deposits fell 6%, reflecting the 10% decrease in time deposits as part of the funding strategy.

Attributable profit was EUR 37 million, up 21%.

•	Gross income grew 3%, with solid performance of net interest income and fee and commission income, but was affected by the decrease in gains on financial transactions.

•	Costs were up 1%, while provisions for loan loss provisions decreased 84%.

The efficiency ratio improved 33 bp to 30.5% and the non-performing ratio remained very low (0.37%). The coverage ratio remained very high.

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Colombia

In Colombia, the Group is focusing on bolstering business with Latin American companies, multinational companies, international desks and large and medium local companies, providing solutions for their cash management, risk coverage, foreign trade and reverse factoring needs, as well as investment banking and capital markets products.

Premier Credit focused its efforts on increasing transaction volumes, entering into commercial agreements with dealers. The Bank has also launched the project aimed at endowing Banco Santander de Negocios Colombia with the capacity to finance loans generated at Premier Credit.

Management results recorded net operating income of EUR 8 million.

United States (changes in local currency)

Economic environment

US GDP grew an estimated 1.6% in 2016. The unemployment rate fell to 4.7%, while inflation stood at 1.8%. In December, the US Federal Reserve raised its benchmark interest rate from 0.50% to 0.75% and announced progressive hikes in 2017. The exchange rate stood at EUR 1 = USD 1.05 (USD 1.09 at the 2015 year end).

Strategy

Santander in the United States includes Santander Holdings (Intermediate Holding Company (IHC) and its subsidiaries Santander Bank, Banco Santander Puerto Rico, Santander Consumer USA, Banco Santander International and Santander Investment Securities, as well as the New York branch.

Santander US is focused on a series of strategic previousities aimed at improving the profitability of Santander Bank, optimising the auto finance business and expanding the GCB business with US-based customers, maximising the interconnectivity offered by being part of a global group.

In 2016, Santander US continued to move forward in regulatory compliance. It also completed creation of the holding company, bringing the country’s main units under a single management and governance structure.

Santander Bank continues its work to improve the franchise, through a simplified yet complete product offer aimed at improving customer satisfaction. These efforts have led to a 26% increase in the number of digital customers.

At Santander Consumer USA, the strategy continues to be to maximise efficiency, secure a scalable infrastructure for underwriting, generating and servicing profitable assets, focused on regulatory compliance and on obtaining the total value of Chrysler Capital.

Puerto Rico launched a new programme for attracting customers, simplifying and personalising customer service. In addition, the e-banking platforms have been improved.

Business activity

Santander Bank lending was down 2%, while customer deposits rose 2% during the year.

At Santander Consumer USA, the drop in lending was affected by lower new loans, reflecting the competitive environment, and the strategy to improve risk-adjusted returns in the non-prime portfolios.

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Earnings

Attributable profit stood at USD 437 million, reflecting the strategy followed by the Group during the year.

Firstly, major investments were made in technology to improve customer experience, risk management and capital planning to comply with regulatory targets, which kept costs for the year at elevated levels. Santander Bank also repurchased expensive liabilities, which negatively affected gains on financial assets and liabilities.

Santander Consumer USA changed its business mix toward a lower risk profile, which had an impact on income, in line with the 2016 RoTE of 18%.

These factors, coupled with the impact of certain non-recurring costs and the increase in provisions, in part those made during the first quarter for the oil and gas-related business, led to a 42% drop in attributable profit. Pre-tax profit was down 32%.

Corporate Centre

The Corporate Centre reported an ordinary loss of EUR 1,439 million in 2016, compared to a loss of EUR 1,493 million in 2015. After taking into account the net result of non-recurring gains and losses, of- EUR 417 million, the total loss for the year was EUR 1,856 million, in line with the EUR 2,093 loss in 2015.

The year-on-year comparison is as follows:

•	Lower gross income due to reduced results from the centralised management of certain risks (primarily exchange rate risk and interest rate risk).

•	Costs were down 18%, due to the restructuring carried out in the second quarter of the year and the ongoing corporate simplification process launched in 2015.

•	Other results and provisions, registered a loss of EUR 75 million, an improvement over 2015, which reflected greater provisions than usual.

Retail & Commercial Banking

The commercial banking transformation program is structured on three main pillars:

1. Customer loyalty and satisfaction.

2. Digital transformation of channels, products and services.

3. Operational excellence in processes.

The actions carried out for each pillar, in summary of those disclosed throughout this report, are as follows:

1. In order to continually improve customer loyalty and satisfaction, in 2016 the Group carried out the following initiatives, among others:

•	The 1|2|3 strategy in Spain, Portugal and the UK, which continues to bring about a strong pace in new accounts.

•

Consolidation of value propositions for individual customers in Mexico, such as Santander Plus and the alliance with Aeroméxico, as well as Programa Superpuntos in Chile, both offering significant advantages to customers.

•

The Suite Digital platform launched in Mexico, which integrates a fully-digital banking services and financial education offer, the sina financial application Germany offers its customers to manage their savings, and Santander UK’s Investment Centre, which allows customers to manage their investments online.

•

The launch of the Select Global Value offer, which rounds out the local offer with non-financial services and which provides Group customers the same exclusive service, regardless of their country of residence.

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•	The ongoing SME plans in all regions and continual improvements such as the factoring web application for SMEs and companies in Chile. The Santander Trade Network is also of note.

2. In order to bring about a simpler bank for its customers, Santander continues to promote digital transformation and its multi-channel approach:

•	In Brazil, the new + Negócios commercial model was launched for the consumer finance segment.

•

In Spain, the Group implemented Santander Personal as a specialised and personalised customer service channel, while Santander Poland launched the new internet banking with a personalised customer service area.

•

Several different payment solutions were launched within the Group, including the Wallet app and the Apple Pay and Bizum services in Spain and the Santander Way app in Brazil, which provides card users control, security and speed in transactions.

•

Progress was also made in the transformation of branches under the Smart Red programme. Spain, Brazil, Mexico, the United Kingdom and Argentina have already launched new office models, while Portugal has created specialised spaces for company customers and Chile opened its first WorkCafé.

•

NEO CRMs have become the benchmark CRM tool in the market, with new improvements such as the transactional CRM +CHE at Santander Rio, the new multi-channel CRM at the Poland contact centre, the Jupiter NEO being deployed in all offices in Mexico and the NEO CRM recently launched in the UK.

3. Customer experience and satisfaction continues to be the Group’s previousity. To that end, work continues toward securing operational excellence, with new, simpler, more efficient multi-channel processes developed using the Agile methodology, and toward improving service quality.

Pre-tax profit stood at EUR 10,201 million, down slightly due to the impact of exchange rates. Excluding this impact, pre-tax profit rose 4%. The sharp rise in the tax rate also affected attributable profit, amounting to EUR 6,297 million, which was virtually unchanged from 2015 excluding the exchange rate effect. The income statement was driven by net interest income, the strong performance of fee and commission income across virtually all units, cost control and lower provisions.

Santander Global Corporate Banking (SGCB) (changes in constant currency)

In 2016, SGCB maintained the key pillars of its business model, focused on customers, the global capacities of the division and its interconnection with local units, within an active management of risk, capital and liquidity.

SGCB’s results are underpinned by the strength and diversification of customer revenues. Attributable profit for 2016 stood at EUR 2,089 million, up 30% on the previous year.

•	In cumulative terms, the area accounts for 13% of gross income and 25% of attributable profit of the Group’s operating areas.

•

Gross income was up 14% during the year, with growth logged in all products. Global Transaction Banking grew 13%, despite the tighter spreads and lower interest rates prevailing in the sector. Financing Solutions & Advisory improved by 1%, reflecting the soundness of the different businesses, while Global Markets expanded 21%, with strong performance in Europe and, in particular, in America.

•	Costs were down 2% following the efficiency plans implemented, especially in Spain and the United States, while provisions were up 1%.

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2.5 Issues relating to the environment

In compliance with best international corporate social responsibility practices, Santander’s corporate and local governance structure ensures that ethical, social and environmental criteria are correctly mainstreamed into the Bank’s financial activities.

The Board of Directors is the senior decision-making body within the Group, except for those matters reserved for the shareholders in general meeting, in respect of the Group’s general policies and strategies, including those regarding sustainability.

The Sustainability Committee, chaired by the CEO and comprised by the executive vice presidents of the Bank’s main divisions, proposes policies and promotes the Group’s key sustainability initiatives. The committee meets at least once a year. Local committees chaired by the corresponding country head are also set up in virtually all the countries in which the Group operates.

Santander’s sustainability policies (general policy, protection, energy, soft commodities, climate change, human rights and volunteer force) are reviewed on a yearly basis. In 2016, the Sustainability Committee proposed a modification and update of the climate change policy to meet the requirements set out in the new ISO 14001 Environment Management System standard and to reflect the changes in internal government and the Group’s focus on climate-change issues following the Paris conference held in late 2015 and the international commitments assumed thereat.

Santander’s Risk Supervision, Regulation and Compliance Committee supervise the corporate social responsibility policy, ensuring compliance therewith and that it is geared to creating value for the Bank.

In order to ensure that this thorough update of the sustainability policies made in 2015 was correctly implemented, during 2016 the Bank carried out an intense process of information-sharing, communication and adhesion to these policies in all the Group’s regions. A training programme was carried out, taught by an independent experts, for the business, risks, legal advisory, sustainability and compliance teams, on the analysis and valuation of operations and customers in sensitive sectors.

Santander also has a social, environmental and reputation working group, chaired by the Chief Compliance Officer, who assesses the risk on large operations in sensitive sectors and issues the corresponding recommendations to the relevant risk committees.

In addition, following the Paris Agreement, Santander created the Climate Finance Task Force, a working group entrusted with establishing Santander’s position and strategy in respect of climate change and identifying risks and opportunities for the business in the transition to a low-carbon economy. The task force met two times in 2016.

The Santander Group has adhered to a number of international commitments including some relating to the environment, such as the Equator Principles, the Soft Commodities Compact promoted by the Banking Environment Initiative (BEI) and the declaration of the European Financial Service Round Table.

The Bank’s environmental actions focused on the following lines of work:

a) Reduction in energy consumption and emissions

Since 2009, Santander has measured, calculated and controlled the environmental footprint of all Group installations.

The environmental footprint includes information on the electricity, fuel, water and paper used and the waste generated, as well as a breakdown of greenhouse gas emissions.

37

Santander is currently developing a global energy efficiency plan, with the following targets for 2016-2018:

•	9% reduction in electricity consumption

•	9% reduction in CO2 emissions

•	4% reduction in paper consumption

In 2016, energy consumption fell 8.5%, while CO2 emissions and paper consumption were reduced by 6.8% and 23.9%, respectively.

Green electricity represents 41% of the total electricity consumed by the Group. In the United Kingdom, Germany and Spain, this figure stands at 100%.

Santander continued to hold environmental certifications (ISO 14001 and LEED) at its corporate centres in Brazil, Chile, Spain, Mexico and the UK.

b) Integrating social and environmental risks in credit extension

The Group considers social and environmental aspects to be a key part of the procedures for risk analysis and decision-making in its financing transactions, in accordance with its sustainability policies. It also identifies and implements the measures required for the appropriate management of such risks.

c) Development of financial solutions

The Group contributes to the global objective of reducing the effects of climate change by providing financial solutions and taking the lead in matters relating to project finance for renewable energies and energy efficiency at an international level.

Noteworthy here are:

•

The Group’s participation in the financing of new renewable energy projects in 2016: wind farms, hydroelectric and photovoltaic power plants in Brazil, the United States, Germany, Italy, Chile, Portugal, the United Kingdom and Uruguay, with a total installed capacity of 7,082 MW.

•	Additional credit lines were arranged with the European Investment Bank (EIB) for a total amount of EUR 275 million for energy efficiency and renewable energy projects in Spain and Poland.

Sustainability report and presence in sustainability indices

Information on the main actions taken in relation to the environment and the other sustainability actions performed by the Group is provided every year in the sustainability report, verified externally by PwC in 2016.

The Group is also included in the main stock market indices that analyse and assess the sustainability actions taken by businesses. The Bank has formed part of the Dow Jones Sustainability Index (DJSI) since 2000, and in 2016, improved its ranking to number six worldwide, making it the highest-ranking European bank in the DJSI.

The Bank’s corporate, social and environmental policies, the measurement of its environmental footprint and its contribution to combating climate change were some of the aspects highlighted by DJSI in the environmental aspect.

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Since 2007, the Group has also been a signatory of the Carbon Disclosure Project (CDP), the international benchmark initiative for business reporting on climate change. It has filed the CDP Water Disclosure since 2012.

2.6 Issues relating to human resources

At 31 December 2016, the Santander Group employed 188,492 professionals worldwide, with an average age of 38 years; 55% were women and 45% were men.

The nearly 188.492 employees at Santander are the motor behind the transformation being carried out to make the bank more Simple, Personal and Fair (SPF). Human Resources is adapting all its processes and initiatives in order to ensure that its teams are motivated, committed and prepared to contribute to the progress of people and companies.

This commitment is reflected in the strategic target of becoming, by 2018, one of the top three best banks to work in the main regions in which the Group operates.

To achieve this goal, Santander is focusing its people management strategy on six broad strategic lines:

1. Talent management: helping people grow professionally, in a global environment.

2. Knowledge and development: offering training and ongoing development that makes the most of employees’ skills and abilities.

3. Compensation and benefits: establishing clear objectives and compensating not only results but also the manner in which they are achieved.

4. Employee experience: promoting commitment and motivation among teams, through initiatives fostering listening, more flexible work methods, a work/life balance, and a healthy environment.

5. Systems: maximising the advantages of digitalisation in order to manage people in a simple, personal and fair way.

6. Culture: ensuring that the Group shares the Santander Way, a common culture focused on the mission, vision and way of doing things, that helps Santander be the benchmark bank for its employees, customers, shareholders and communities.

After defining the behaviours employees should adhere to in order to make Stander a simple, personal and fair bank, an implementation plan was launched, featuring communication, awareness-raising and training initiatives, so that employees could learn how to apply these behaviours in their day-to-day work. In addition, the people management processes (performance, recognition, training, etc.) are being reviewed to adapt them to the new culture. A shared framework has been created to promote the Santander Way throughout the Group.

Talent

The main initiatives aimed at identifying and developing Group talent include the following:

•

The new corporate segmentation has been defined and distributed, to both members of the different groups and to the rest of the organisation, fostering transparency and meritocracy. This new segmentation of executives is dynamic, and placements are reviewed on a half-yearly basis, responding to changes in roles and responsibilities and reflecting the performance of members. Appointments are defined on the basis of objective criteria (contribution, results), as well as individual criteria (performance, potential).

•

In order to move forward in succession planning for the Bank’s leading managers and thereby ensure business continuity, the succession policy was approved. The policy establishes guidelines for the proper management and monitoring of possible replacements and succession planning, following a common, structured methodology for key senior management posts and control functions.

•

The talent appraisal committees met on a regular basis, with the support and input of senior management (country heads, members of the management committees and corporate function heads). Over 2,500 executives have been reviewed and an individual development plan has been created for nearly 57% of them.

39

•

The 360° appraisal for Group managers has been implemented. This is the first stage of the corporate performance management model, in which managers will be evaluated by their peers, their direct reports and their supervisors on how they apply the eight corporate behaviours in their day-to-day work.

•

The Global Assessment Programme (GAP) was launched in order to identify both strengths and areas for improvement of senior management and to design personalised action plans that help them contribute to the Bank’s transformation. By using the GAP, the Bank can plan and provide more suitable development for team managers, as well as prepare the succession plan. A total of 300 managers have been interviewed in 15 different countries.

•	With respect to international mobility, the Bank has continued to foster the development of employees using different mobility-focused tools and programmes, such as:

•

Global Job Posting, the corporate platform that gives all the Group’s professionals the opportunity to view and apply for vacancies in other countries, companies and divisions. Since its launch in 2014, over 2,600 jobs worldwide have been posted on the tool.

•

Santander World, the corporate development program in which professionals carry out a three-month work project in another country, fostering the exchange of best practices and enhancing their global vision. Since the start of the programme, 1,569 employees from 26 different countries have taken part in the initiative.

•

Talent in Motion (TIM) programme, aimed at accelerating the development of talented young professionals. This programme promotes mobility and gives participants the opportunity to have an international experience and to expand their strategic view of the Group, by assigning them to a host country and to different functions than they carry out at home. A total of 22 employees participated in the first round of this programme.

Knowledge

Staff training is one of the areas to which the Group is committed in order to achieve its transformation and create a new bank. In 2016, the Group invested EUR 89 million in disseminating knowledge amongst its employees, which translated into 94,5% of professionals trained and an annual average of 34 hours of training per employee.

The main initiatives carried out during the year were:

•	Solaruco Pop Up, aimed at sharing the knowledge learned at the Corporate Knowledge and Development Centre with all Group professionals. This training model is well aligned with the new culture:

•	Simple: top-level training is shared with countries, with proven success from the Corporate Centre

•	Personal: adapted to each market and to each country, with flexibility in terms of format, place and content

•	Fair: reaches employees in all countries

Over 1,000 employees participated in the Solaruco Pop Ups held in Argentina, Chile, Brazil and Mexico and at the Corporate Centre for Santander Consumer Finance.

•

Implementation of the corporate Building The Santander Way programme, aimed at helping managers in their role as drivers of the new culture and teaching them the importance of leading through example, in order to secure this transformation. A total of nine editions have been carried out, with the participation of 380 managers.

•

The Santander Business Insights conference cycle was launched, focused on corporate behaviours. The purpose of these conferences is to share best internal and external practices to help transmit the Group’s culture.

40

Compensation

The principles guiding compensation at the Santander Group are as follows:

•

Compensation is aligned with the interests of the Group’s shareholders and is focused on long-term value creation, while remaining in line with a rigorous risk management and with the Group’s long-term values, interests and strategy.

•	Fixed remuneration must represent a significant proportion of total compensation.

•	Variable remuneration compensates the performance for having achieved set targets, based on the position and responsibilities and ensuring prudent management.

•	Variable remuneration must promote good conduct and not provide incentives for the sale of a product or service if another product or service is more suitable for a customer’s needs.

•	Variable remuneration must also grant appropriate benefits for supporting employees.

•	The general remuneration structure and package must be competitive, so as to attract and retain talented employees.

•	Conflicts of interest must always be avoided when taking decisions on remuneration, so that the Group or any of its employees is not influenced by secondary interests.

•	There should be no discrimination in respect of decisions regarding remuneration, except for with respect to performance.

•	The structure and amount of remuneration in each country should comply with all local regulations and laws.

Based on these principles, the Group’s total compensation system comprises fixed remuneration, which recognises and rewards the role and responsibility level of the post held by the employee, plus a short and long-term variable remuneration, which rewards performance based on achievement of Group, team and individual targets, ensuring a rigorous management of risks and reflecting with long-term objectives.

Fixed remuneration is fundamentally determined by local market elements. Compensation levels are determined based on local practices and closely respect the collective labour agreements prevailing in each region and company.

The corporate variable remuneration systems reward the achievement of the Group’s strategic objectives. The corporate bonus schemes, in which more than 8,000 people from all the geographic areas participate, take into account achievement of strategic targets related to the four stakeholder groups: employees, customers, shareholders (returns, capital and risk control) and communities. Value is placed on both quantitative aspects of achievements and on qualitative factors related with proper risk management, quality and recurrence of earnings, employee commitment, social projects, customer satisfaction levels and earnings compared to comparable entities, among others.

Employee commitment and experience

During 2016, the Group continued to listen to and maintain an ongoing dialogue with its employees.

•

To that end, in September 2016 it launched the global commitment and organisational support survey. A total of 85% of employees (vs 84% in 2015) participated in the survey, putting forward 67,271 suggestions. The main findings were as follows:

•	Team commitment stands at 78% (75% in 2015).

41

•	74% of employees are familiar with the Simple, Personal and Fair corporate culture and are motivated to make the Bank more SPF (64% in the 2015 survey).

•	84% of employees are proud to work at Santander (82% in 2015).

In the commitment survey, the issues of flexibility and work/life balance have progressed the most since 2014: 78% of employees state that their boss facilitates their work/life balance, compared to 50% in 2014.

•

With respect to Santander’s Flexiworking programme, aimed at creating a new way to work at the Bank, new open-plan spaces are being set up at offices to promote collaboration and the exchange of knowledge. Employees have access to technological tools that allow them to be in ongoing contact with teams in other countries, thereby helping to move past the need for in-person contact only.

•

Santander is promoting a culture of recognition within the Group. To that end, Chile, Mexico, Argentina, Spain and the Corporate Centre have implemented platforms to recognise those employees that stand out as living examples of the corporate behaviours.

•

At the Group Convention, an event was held bringing together the 100 SPF ambassadors, who were chosen by their colleagues as examples of the corporate behaviours. The first Star Me UP platform was launched, as the first global recognition network for promoting collaboration and recognising those employees that apply the corporate behaviours in their day-to-day work.

•

Be Healthy, the global health and wellness programme, was also launched, to raise the overall wellness of employees throughout the world. This programme creates a common framework aimed at making health and wellness one of the advantages of working at Santander, as well as organising the different initiatives implemented at country level in order to promote a healthier lifestyle among employees.

The four pillars of the Be Healthy programme (Know Your Number, Eat, Move and Be Balanced) are channelled into specific actions, in collaboration with the different countries. The first initiative was a challenge whereby the overall sum of steps taken by employees would be sufficient to circle the globe. Santander donated one euro for each kilometre walked to UNICEF, for a total of EUR 44,000, as part of its campaign to eradicate polio, a disease that primarily affects children.

The Be Healthy programme was implemented in Mexico, Brazil, Spain, Portugal, the UK, Argentina and Germany.

•

In June, the We are Santander Week was held in all countries in which the Group operates. The initiative aims to enhance employees’ pride in forming part of a diverse global organisation with a shared mission and culture. In 2016, the week focused on corporate behaviours. Town hall meetings, conferences and volunteer activities were held to foster teamwork and a family-friendly atmosphere, in all countries in which the Group operates.

•

With respect to corporate volunteering, over 60,000 volunteers from the Group participated in local initiatives supporting the progress of the communities in which the Bank is present, primarily in connection with education. These efforts include Programa Escola Brasil (PEB) to support early childhood education in Brazil and the Wise Workshops in the UK to improve financial education at schools and to help teenagers be more employable later in life.

Diversity

In 2016, the Group continued fostering the development of female leaders, through the corporate Take the Lead programme and other initiatives carried out at country level.

These include the Corporate Centre’s Sumando Talento programme, the gender diversity program launched at Santander Spain.

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In Portugal, Santander Totta, along with 78 other organisations, signed the Portuguese Charter for Diversity, a symbolic act whereby signatories publicly assumed a commitment to accept, respect and foster diversity.

Occupational health and safety

The Group’s occupational health and safety policies reflect the greater sustainability strategy, defined in a plan that is Simple (simplified processes), Personal (providing quality service to each employee, which benefits the health of all staff) and Fair (with the ultimate aim of contributing to the health and well-being of employees in particular and society as a whole).

Santander’s occupational health and safety plan, approved by senior management and made available to all employees on the corporate intranet, is based on an excellence culture certified under management systems standards such as ISO 9001: 2015 and ISO 14001: 2015, with a score of 83 points in the Dow Jones Sustainability Index Occupational Health and Safety dimension 3.6, making the Group one of the best companies worldwide in this aspect.

During 2016, Banco Santander moved forward in its goal of continually improving management of health, well-being and the prevention of occupational risks in all countries in which it operates. In late 2016, it adhered to the Luxembourg Declaration on Workplace Health Promotion, put forth by the European Network for Workplace Health Promotion (ENWHP).

Under the motto “Transforming traditional prevention to a prevention culture by and for people”, in April 2016, Santander was selected as a host of the 3rd conference on occupational health and safety innovation, thanks to its contribution to preventive culture. Over 400 OHS professionals from both Spain and abroad attended this event, at which 30 speakers, including representatives of the top IBEX-35 companies, shared their best practices.

In addition, Santander has collaborated in research projects as an investment in its teams and a way to give back to the community. These include:

•

The Santander Heart Study (PESA), in coordination with the Spanish Centre for Cardiovascular Research, with the collaboration of over 4,000 employees from the Madrid region. The first findings of the study have been published in leading sector journals.

•

The TANSNIP project, a sub-study of the Santander Heart Study, which aims to improve the lifestyle habits of 1,000 Group employees, through a personalised programme including motivational sessions guided by a team of psychologists, use of tools to measure activity and the voluntary installation of adjustable standing desks, in order to reduce sedentary activity during the work day.

•	Study on intestinal microbes, in collaboration with the Spanish National Research Council (CSIC).

Other occupational health and safety initiatives carried out in 2016 include:

•

Collaboration in the New Ways of Working Project: Office of the Future, maximising new spaces and their outfitting, both from the point of view of ergonomics and security, and proposing healthy initiatives that can be integrated in the new spaces, such as “stairwells to better health” and employee training in healthy posture guidelines.

•	Occupational health and safety training and information, through practical workshops, seminars, corporate intranet postings and courses.

•	Information campaigns on healthy lifestyle habits, such as the Mejora tu Salud programme in Spain, in which over 550 employees learned how to improve their nutritional and physical fitness habits.

43

Creation of a lactation room for new mothers at the Boadilla del Monte Corporate Centre, strengthening the Group’s Maternity Support Policy and offering employees even more flexibility toward a better work/life balance. Although the Group already had lactation rooms in other countries such as Brazil and Argentina, Banco Santander is the first company in Spain to offer this amenity to employees.

	2016	2015
Headcount
Number of employees	188,492	193,863
Average age personnel	37.7	37.8
Avg. yrs. of service	9.3	9.9
Executives	12.9%	11.9%
Attraction
CVs received	860,253	779,090
New hires in the Group	21,525	25,156
Rotation
Annual rotation	14.7%	12.1%
Training
Employees trained	94.5%	93.7%
Hours of training per employee	34.1	39.4
Total investment in training (€, mn)	88.8	103.7
Management
Employees promoted	8.7%	10.1%
Employees in international mobility	613	954
Executives in home country	88.5%	88.5%
Commitment
Global commitment index	78%	75%
Remuneration
Employees with variable remuneration	100%	100%
Diversity and equality
% women	55%	55%
Health and occupational safety
Absenteeism rate	3.6%	3.9%

3.	LIQUIDITY AND CAPITAL

3.1	Liquidity

In recent years, Santander’s financing business has been underpinned by the extension of the management model to all Group subsidiaries, including recent acquisitions and, in particular, by adapting subsidiaries’ strategy to the growing demands of both markets and regulators.

•	Santander has developed a funding model based on independent subsidiaries that are responsible for meeting their own liquidity requirements.

•

This structure enables Santander to take advantage of its commercial banking business model to maintain comfortable liquidity positions at Group level and at its main units, even in situations of market stress.

•	In recent years, the Group had to adapt its funding strategies to new trends in the commercial business, to market conditions and to the new regulatory requirements.

•

In 2016, the Group continued to improve in specific aspects on a very comfortable liquidity position at Group and subsidiary level, without any material changes in the liquidity and funding management policies and practices. As a result, it is able to face 2017 from a good starting position, with no restrictions on growth.

44

In broad terms, 2016 saw the continuation of the trends implemented by Santander subsidiaries in their liquidity management and funding strategies, namely:

•	Adequate, stable medium- and long-term wholesale funding.

•	Sufficient volume of assets eligible for discount at central banks, as part of the liquidity reserve.

•	Strong generation of liquidity from the commercial business due to the lower growth of credit and greater emphasis on attracting customer funds.

This section of the report first looks at

•	the Group’s liquidity management, including the underlying principles and the surrounding framework.

•

Secondly, reference is made to the funding strategy applied by the Group and its subsidiaries, with special focus on liquidity trends in 2016. Trends in liquidity management ratios are shown for the year, along with business and market trends.

•	Lastly, a qualitative description is provided of the outlook in terms of financing for the coming year, for both the Group and its main regional operations.

Information on wholesale funding, both short and medium/long-term, is stated at nominal value, applying the year-end exchange rate.

3.1.1	Liquidity management at the Santander Group

Structural liquidity management seeks to finance the Group’s recurring business with optimal maturity and cost conditions, avoiding the need to assume undesired liquidity risks.

At Santander, liquidity management is based on the following principles:

•	Decentralised liquidity model.

•	Funding of medium- and long-term liquidity needs arising from the business using medium- and long-term instruments.

•	High proportion of customer deposits, as a result of a commercial balance sheet.

•	Diversification of wholesale funding sources by instrument/investor, market/currency and maturity.

•	Restrictions on recourse to short-term wholesale financing.

•	Availability of a sufficient liquidity reserve, including a capacity for discounting at central banks, to be drawn upon in adverse situations.

•	Compliance with regulatory liquidity requirements at Group and subsidiary level, as a new conditioning factor in management.

In order to ensure the effective application of these principles by all Group entities, a single management framework resting on the following three cornerstones was developed:

•

A sound organisational and governance model to ensure that senior management of the subsidiaries is involved in the decision-making process and is included in the Group’s global strategy. Decisions relating to all structural risks, including liquidity and funding risk, are made through local asset-liability committees (ALCOs) in coordination with the Global ALCO. The Global ALCO is the body empowered by the Banco Santander Board of Directors in accordance with the asset and liability management (ALM) corporate framework.

45

This governance model has been strengthened through integration within Santander’s Risk Appetite Framework. This framework addresses the demands put forth by regulators and market participants, deriving from the financial crisis, that call for financial institutions to strengthen their risk control and management systems.

•

An in-depth balance-sheet analysis and liquidity risk measurement to support the decision-making process and the control thereof. The aim is to ensure that the Group maintains adequate liquidity levels to cover its short- and long-term requirements with stable funding sources, optimising the impact of funding costs on the income statement, in both ordinary circumstances and in situations of market stress.

To that end, the Group has identified risk appetite metrics at specific levels, for the different ratios and for minimum liquidity horizons under different stress scenarios. In general, the following scenarios are defined for all Group units in their disclosures to senior management, irrespective of any local scenarios that may be addressed:

a)	Idiosyncratic crisis: affects the entity but not its environment.

b)	Local systemic crisis: lack of confidence of international financial markets in the country in which the unit is located.

c)	Global crisis: deterioration of the global economy, primarily in the United States and Europe, with contagion in the main developing economies (BRIC).

•	Management adapted to the liquidity needs of each business. To that end, a liquidity plan is prepared each year on the basis of business needs. This ensures:

•	a solid balance sheet structure, diversifying the Group’s presence in wholesale markets by product and maturity, with moderate recourse to short-term markets

•	maintenance of liquidity buffers and limited use of balance sheet assets

•	compliance with regulatory metrics and other metrics defined in the risk appetite statement for each entity

All aspects of this plan were closely monitored in 2016.

The Group carries out the Internal Liquidity Adequacy Assessment Process (ILAAP), which is integrated with the Group’s other risk management and strategic processes. The review focuses on both quantitative and qualitative aspects and is used as input for the Supervisory Review and Evaluation Process (SREP). The ILAAP applies the same stress scenarios mentioned above. In all cases, the Santander Group presents comfortable liquidity ratios.

3.1.2	Funding strategy and liquidity trends in 2016

3.1.2.1. Funding strategy and structure

Santander continues to present a very robust funding structure, the main features of which are as follows:

•

High proportion of customer deposits in a commercial balance sheet. Customer deposits are the Group’s major source of funding, representing around two-thirds of the Group’s net liabilities (i.e. of the liquidity balance sheet). At the 2016 year end, they accounted for 87% of net loans.

Customer deposits are also very stable funds because they mainly originate from the retail customer business (89% of the Group’s deposits come from commercial and private banking, while the remaining 11% is generated from large corporate and institutional clients).

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Santander Group liquidity balance sheet

% at December 2016

Loans	75%	Deposits	65%
Fixed assets and others	8%	Securitisations	5%
Financial assets	17%	Med/Long-term funding	14%
		Equity and other liabilities	13%
		Short-term funding	3%

Assets	100%	Liabilities	100%

•

Diversified wholesale funding, primarily at medium and long term, with a very small proportion maturing in the short term. Medium- and long-term wholesale funding represents 19% of the Group’s net liabilities and enables it to cater for the net loans not funded with customer deposits (the commercial gap).

This funding is well-balanced by type of instrument (approximately 40% senior debt, 30% securitisations and structured instruments with collateral and 20% covered bonds, with the remainder consisting of preference shares and subordinated debt), as well as by market: the markets with a greater proportion of issues are the ones where investment activity is higher.

In addition to instrument diversification, wholesale funding is diversified by geographic region as well. The tables below reflect the Group’s geographic diversification of loans to customers and of medium and long-term wholesale funding, in order to highlight the similarity between the two.

Net customer lending

% at December 2016

Net customer lending
Euro zone	277,235	35%
United Kingdom	251,250	32%
Rest of Europe	19,979	2%
United States	85,389	11%
Brazil	75,474	10%
Rest of Latin America	76,713	10%

OPERATING AREAS	786,040

Med/Long-term wholesale funding

% at December 2016

Med/Long-term wholesale funding
Euro zone	73,961	36%
United Kingdom	62,902	31%
Rest of Europe	479	0%
United States	31,881	15%
Brazil	24,837	12%
Rest of Latin America	12,529	6%

TOTAL GROUP	206,590

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Most of the medium- and long-term wholesale funding comprises debt issues. The outstanding balance on the market at the 2016 year end stood at a nominal amount of EUR 149,578 million and offered an appropriate maturities profile, with an average term of 4.3 years.

The table below gives the breakdown by instrument in the last three years and the profile of contractual maturities.

Distribution by contractual maturity

December 2016

	0-1 month	1-3 months	3-6 months	6-9 months	9-12 months	1-2 years	2-5 years	> 5 years	Total
Preference shares	—	—	—	—	—	—	—	8,515	8,515
Subordinated debt	61	—	—	—	215	601	580	10,524	11,981
Senior debt	2,035	7,331	4,438	6,892	8,018	15,374	32,310	13,170	89,568
Covered bonds	3,112	749	3,284	—	4,850	1,073	11,629	14,816	39,513

Total	5,208	8,079	7,722	6,892	13,083	17,048	44,520	47,025	149,578

*

In the case of issues with a put option in favour of the holder, the maturity of the put option will be considered instead of the contractual maturity. Note: None of the senior debt issued by the Group’s subsidiaries has additional guarantees.

In addition to the debt issues, medium- and long-term wholesale funding also comprises securitisation bonds placed on the market, collateralised and other special financing for an aggregate amount of EUR 57,012 million with a maturity of 1.7 years.

Wholesale funding from short-term issue programmes is a residual part of the Group’s financial structure (representing around 3% of net liabilities). It is connected with cash activities and is more than covered by liquid financial assets.

At December 2016, the outstanding balance amounted to EUR 27,250 million, distributed as follows: various certificate of deposit and commercial paper programmes in the United Kingdom, 36%; European commercial paper, US commercial paper and the parent’s domestic programmes, 25%; and other programmes of other units, 39%.

3.1.2.2. Liquidity trends in 2016

The key aspects of liquidity in 2016 were as follows:

i.	Basic liquidity ratios remained comfortable.

ii.	The Group continued to comply with regulatory ratios ahead of schedule.

iii.	The high liquidity reserve continues to increase.

iv.	The Group’s asset encumbrance was moderate.

i.	Basic liquidity ratios at comfortable levels

The table shows the performance in recent years of the basic liquidity monitoring metrics at Group level:

48

Monitoring metrics Santander Group

	2014	2015	2016
Net loans / Net assets	74%	75%	75%
Net loan-to-deposit ratio (LTD)	113%	116%	114%
Customer deposits and medium- and long-term funding/net loans	116%	114%	114%
Short-term wholesale funding/net liabilities	2%	2%	3%
Structural liquidity surplus (% of net liabilities)	15%	14%	14%

At the 2016 year end, the Santander Group reported:

•

A stable ratio of loans to net assets (total assets less trading derivatives and interbank balances) at 75%, in line with the previous years. The high level of this ratio in comparison with those of European competitors reflects the commercial nature of Santander Group’s balance sheet.

•	Loan-to-deposit (LTD) ratio of 114%, within very comfortable levels (lower than 120%). This stability reflects balanced growth between assets and liabilities.

•	The ratio of customer deposits plus medium- and long-term funding to loans remained at 114% for the year.

•	Limited recourse to short-term wholesale financing by the Group. At 3%, this ratio is in line with previous years.

•

Lastly, the Group’s structural surplus (i.e. the excess of structural funding resources—deposits, medium- and long-term funding, and capital—over structural liquidity requirements—non-current assets and loans) increased to an average balance of EUR 151,227 million in 2016, in line with the 2015 year-end figure.

At 31 December 2016, the structural surplus stood at EUR 150,105 million on a consolidated basis. This surplus comprises fixed income assets (EUR 169,931 million) and equities (EUR 17,139 million), partially offset by short-term wholesale funding (EUR -27,250 million) and net deposits taken as interbank deposits and from central banks (EUR -9,716 million). In relative terms, the total amount of the structural surplus is equal to 14% of the Group’s net liabilities, a similar level to that recognised in December 2015.

The following table shows the most frequently used liquidity ratios for Santander’s main management units at December 2016:

Liquidity ratios for the main units

% at December 2016

	LTD ratio	Deposits + Med/ Long-term funding / Net loans
Spain	86%	148%
Portugal	91%	124%
Santander Consumer Finance	243%	66%
Poland	88%	116%
United Kingdom	118%	109%
Brazil	104%	129%
Mexico	94%	115%
Chile	138%	99%
Argentina	72%	141%
United States	132%	113%

Total Group	114%	114%

49

In general, two factors were key in both the Group and the subsidiaries’ liquidity positions in 2016 (excluding exchange rate effects):

1.

Solid performance of deposits in the Group’s primary regions, particularly in Spain and the United Kingdom. This performance narrowed the commercial gap, as it comfortably offset the increase in lending.

2.

The issuance activity continued at a strong pace, particularly in European units, although issuances were more selective in view of the reduced balance sheet needs and the greater financing ease implemented by central banks, especially the Bank of England’s Term Funding Scheme following the UK Brexit vote.

The total medium- and long-term funding raised by the Group as a whole amounted to EUR 45,995 million in 2016.

By instrument, medium- and long-term fixed-income issues (senior debt, covered bonds, subordinated debt and preferred shares) decreased 25% to EUR 32,851 million, primarily due to the drop in senior debt. Spain and the United Kingdom were the biggest issuers, followed by Santander Consumer Finance; together these three accounted for 73% of the issues. Securitisation activities and secured funding stood at EUR 13,144 million, down 9% over 2015.

In terms of geographic region, the largest decreases were in Brazil and the UK. In Brazil, this primarily reflects lower funding needs due to performance of assets. In the UK, it was due to a better-than-expected performance of deposits.

Santander Consumer Finance posted a securitisations volume of around EUR 4,868 million, slightly above the 2015 figure due to new acquisitions.

The breakdown of issues made during the year, by instrument and geographic region, is as follows:

Breakdown of 2016 issues by instrument

% at December 2016

Breakdown by instrument	Dec. 2016
MORTGAGE COVERED BONDS	4,591	10%
REGIONAL COVERED BONDS	—	0%
PREFERENCE SHARES	56	0%
SENIOR DEBT	25,850	56%
SUBORDINATED DEBT	2,354	5%
SECURITISATIONS	13,144	29%

TOTAL	45,995

Breakdown of 2016 issues by region

% at December 2016

ARGENTINA	119	0%
BRAZIL	3,118	7%
CHILE	3,409	7%
MEXICO	601	1%
POLAND	161	0%
PORTUGAL	8	0%
SANTANDER	9,100	20%
SANTANDER UK	10,360	23%
SANTANDER US	9,258	20%
SCF	9,863	21%

TOTAL	45,995

50

In short, the Santander Group maintains an ample capacity to access the various markets in which it operates, which was strengthened by the incorporation of new issuer units. In 2016, the Group launched issues and securitisations in 13 currencies, in which 23 significant issuers in 16 countries participated, with an average maturity of approximately four years, in line with the 2015 figures.

ii.	Early compliance with regulatory ratios

As part of its liquidity management model, in recent years the Santander Group has been managing the implementation and monitoring of, as well as early compliance with, the new liquidity requirements set by international financial legislation.

Liquidity Coverage Ratio (LCR). Implementation was delayed until October 2015, although the level of initial compliance remains at 60%, which should gradually increase to 100% by 2018.

The good starting position in short-term liquidity, coupled with the autonomous management of the ratio in all major units, has enabled compliance levels exceeding 100% to be maintained throughout 2016, at both consolidated and individual level in all of these units. At December 2016, the Group’s LCR stood at 146%, comfortably exceeding the regulatory requirement. Although the requirement is only established at Group level, the subsidiaries also comfortably exceed the requirement: Spain at 134%, the United Kingdom at 139% and Brazil at 165%.

Net Stable Funding Ratio (NSFR). The final definition of the net stable funding ratio was approved by the Basel Committee in October 2014 and will enter into force on 1 January 2018.

In relation to this ratio, Santander benefits from a high weighting of customer deposits, which are more stable, from long-term liquidity needs arising from the commercial activity funded by medium- and long-term instruments, and from limited recourse to short term. All of this enables Santander to maintain a balanced liquidity structure with high NSFR levels. Both at Group level and for most of the subsidiaries, the NSFR exceeded 100% at 2016 year end, even though compliance is not mandatory until 2018.

In short, the liquidity model and management enable Santander to bring forward compliance with both regulatory metrics by the Group and by its main subsidiaries, well ahead of the legal requirements.

iii.	High liquidity reserve

This is the third key feature reflecting the Group’s comfortable liquidity position in 2016.

The liquidity reserve is the collection of highly-liquid assets held by the Group and its subsidiaries to serve as a last resort in situations of maximum market stress, when it is not possible to obtain funding for adequate terms and at adequate prices.

Consequently, this reserve includes balances with central banks and cash, uncommitted government debt securities, the discounting capacity at central banks, and financeable assets and lines available at official bodies (e.g. the US Federal Home Loans Banks).

This all strengthens the sound liquidity position that Santander’s business model (diversification, focus on commercial banking, autonomous subsidiaries, etc.) affords the Group and its subsidiaries.

51

At 31 December 2016, the Santander Group’s liquidity reserve stood at EUR 265,913 million, up 3% on the December 2015 figure and 10% above the average for the year. The breakdown of this volume by type of asset according to its cash value (net of haircuts) is as follows:

Liquidity reserve

Cash value (net of haircuts) in millions of euros

	2016	2016 average	2015
Cash and balances with central banks	52,380	45,620	48,051
Available public debt	89,135	81,040	85,454
Discount available at central banks	105,702	100,531	110,033
Financeable assets and undrawn credit lines	18,696	15,358	14,202
Liquidity reserve	265,913	242,549	257,740

This increase in volume was accompanied by a qualitative increase in the Group’s liquidity reserve, resulting from the varying performance of its assets. Accordingly, the first two categories (cash and balances with central banks + available public debt), the most liquid (or “high-quality liquid assets” in Basel terminology, as “first liquidity line”) posted above-average growth. In 2016, they rose by EUR 8,010 million, increasing their weighting to 53% of total reserves at year end (vs. 52% in 2015).

As part of the autonomy conferred by the funding model, each subsidiary keeps a mix of assets in its liquidity reserve that is appropriate to the conditions of its business and market (e.g. capacity to mobilise assets or gain recourse to additional discounting lines such as in the US).

As most of the assets are denominated in the currency of the country, there are no restrictions on their use, although in most geographical areas there are regulatory restrictions that limit activities between related entities.

The geographic distribution of the liquidity reserve is as follows: 51% in the United Kingdom, 25% in the euro area, 10% in the US, 6% in Brazil and 8% in the remaining areas.

Location of the liquidity reserve	Millions of euros	% of total
United Kingdom	134,283	51%
Euro area	64,951	25%
US	27,497	10%
Brazil	16,786	6%
Other	22,397	8%

Total	265,913

iv.	Asset encumbrance

Lastly, it is important to note the Santander Group’s moderate use of assets as security for structural balance-sheet funding sources.

Following the guidelines laid down by the European Banking Authority (EBA) in 2014, the concept of asset encumbrance includes both on-balance-sheet assets provided as security in transactions to obtain liquidity and off-balance-sheet assets that have been received and re-used for the same purpose, as well as other assets associated with liabilities for reasons other than funding.

The detail of these assets is included in Note 54 to the accompanying financial statements.

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3.1.3	Funding outlook for 2017

Santander Group begins 2017 with a comfortable initial position and a positive funding outlook for the coming year. However, certain global uncertainty persists regarding volatility in financial markets and geopolitical risks.

With maturities that are assumable in the coming quarters, due to the reduced weighting of short-term and the crucial dynamism of medium- and long-term issues similar to the year-ago period, the Group will manage each geographical area so as to maintain a solid balance sheet structure in the Group and in all units.

Reduced commercial needs are projected for the Group as a whole, given that, in the majority of cases, growth in lending will be largely offset by higher customer deposits. Greater liquidity requirements will also derive from the Santander Consumer Finance and the United Kingdom units.

Notwithstanding the above, at Group level, Santander maintains its long-term plan to issue liabilities that are eligible to be included in capital. The plan, the purpose of which is to efficiently strengthen current regulatory ratios, also takes into account future regulatory requirements. In particular, compliance with the total loss-absorbing capacity (TLAC) requirement that comes into force in 2019 for global systemically important financial institutions. Although the TLAC requirement is still only an agreement at international level and has not yet been transposed into European legislation, the Group is already including it in its future issue plans in order to cover potential needs. The issue of these financial instruments will not give rise to higher issue volumes or the need to focus on specific non-secured instruments. As a result, the Group expects the level of encumbered assets in long-term funding transactions to be limited even further during the coming quarters.

Within this general framework, various Group units have taken advantage of the good market conditions at the start of 2017 to launch issues, raising over EUR 5,000 million in January.

3.2	Capital

Capital management and control at the Group seeks to ensure the capital adequacy of the entity and to maximise its profitability, while guaranteeing compliance with internal capital targets and regulatory requirements. It is a fundamental strategic tool for decision-making at local and corporate level.

The Group manages its capital at two levels: regulatory and economic.

Regulatory capital management is based on the analysis of the capital base, of the capital adequacy ratios under the criteria of current legislation and of the scenarios used in capital planning. The objective is for the capital structure to be as efficient as possible in terms of both cost and compliance with regulatory requirements. Active capital management includes capital allocation strategies and the efficient use in businesses, as well as securitisations, asset sales and issuance of equity instruments (preferred shares and subordinated debt) and equity hybrids.

From an economic standpoint, capital management seeks to optimise value creation at the Group and at its constituent units. To this end, the economic capital, RoRAC and value creation data for each business unit are generated, analysed and reported to the Capital Committee on a quarterly basis. Within the framework of the internal capital adequacy assessment process, the Group uses an economic capital measurement model with the objective of ensuring that sufficient capital is available to support all the risks of its activity in various economic scenarios, with the solvency levels agreed upon by the Group.

Capital stress tests are a key tool for the dynamic evaluation of banks’ risk exposure and capital adequacy.

This forward-looking assessment is based on both macroeconomic and idiosyncratic scenarios that are highly improbable but nevertheless plausible. To conduct the assessment, it is necessary to have robust planning models capable of transferring the effects defined in the projected scenarios to the various elements that have a bearing on the adequacy of a bank’s capital.

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The ultimate goal of capital stress tests is to perform a complete evaluation of banks’ risk exposure and capital adequacy in order to determine any possible capital requirements that would arise if banks failed to meet the regulatory or internal capital targets set.

Since the 2008 economic crisis, the Santander Group has undergone six stress tests in which it has demonstrated its strength and capital adequacy in the face of increasingly extreme and severe macroeconomic scenarios. All the tests showed that, owning mainly to its business model and geographical diversification, Banco Santander would continue to generate profits for its shareholders and comply with the most demanding regulatory requirements.

In July 2016, the EBA published the results of the latest stress tests carried on the 51 largest banks in the European Union. In contrast to 2014, no minimum capital level was established. Rather, the results of the exercise were used as an additional variable for the European Central Bank to determine the minimum capital requirements for each individual bank, as part of the SREP. Although the adverse scenario was more challenging than in previous years, and although higher penalties were placed on operational risk, conduct risk and market risk, the Santander Group retained the greatest amount of capital from among its peers.

These results show that Santander Group’s business model, based on commercial banking and geographic diversification, enables it to face the most severe international crisis scenarios with greater robustness.

Internally, the Santander Group has defined a capital planning and stress process, to serve not only as a response to the various regulatory exercises, but also as a key tool integrated in the Bank’s management and strategy.

The aim of the internal capital planning and stress process is to guarantee current and future capital adequacy, even in adverse economic scenarios To this end, taking as a basis the Group’s initial position (as defined by its financial statements, its capital base, its risk parameters and its regulatory ratios), estimates are made of the expected outcomes for the Group in various business environments (including severe recessions as well as “normal” macroeconomic scenarios), and the Group’s capital adequacy ratios, projected generally over a three-year period, are obtained.

The process implemented provides a comprehensive view of the Group’s capital for the time horizon analysed and in each of the scenarios defined. The analysis incorporates regulatory capital, economic capital and available capital metrics.

In regulatory terms, phase-in eligible capital stood at EUR 86,337 million, equivalent to a total capital ratio of 14.68% and a Common Equity Tier 1 (CET1) ratio of 12.53%. The minimum ratios the European Central Bank has set for the Santander Group on a consolidated basis for 2017 are a total capital ratio of 11.25% and CET1 of 7.75%.

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The main changes in the regulatory capital are shown in the following table:

(Amounts in thousands euros)

Flow statement. Regulatory capital	Year 2016
Capital Core Tier I
Starting figure (31/12/2015)	73,478,132
Shares issued during the year and share premium account	(14,785)
Treasury shares and own shares financed	204,030
Reserves	(439,183)
Attributable profit net of dividends	3,735,436
Changes in other retained earnings	(1,488,797)
Minority Interests	193,224
Decrease/(increase) in goodwill and other intangibles	1,962
Other deductions	(1,961,160)
Final figure (31/12/2016)	73,708,859
Additional Tier 1 Capital
Starting figure (31/12/2015)	—
Eligible instruments AT1	(101,093)
T1 excesses—subsidiaries	254,205
Residual value of intangibles	(153,113)
Deductions	—
Final figures (31/12/2016)	—
Capital Tier II
Starting figure (31/12/2015)	10,871,630
Eligible Instruments T2	2,102,275
Gen. Funds and surplus loan loss prov. IRB	(373,455)
T2 excesses—subsidiaries	27,591
Deductions	—
Final figure (31/12/2016)	12,628,041
Deductions from total Capital
Final figure for total capital (31/12/2016)	86,336,900

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The breakdown of the total RWA which compose the upper part of the capital requirements according to risk and the geographical segment distribution are as follows:

(Amounts in thousands euros)

	RWA		Minimum capital requirements
	2016	2015	2016
Credit risk (excluding CRR)	476,348,973	466,590,018	38,107,918
Of which standardised approach (SA)	271,519,313	259,568,447	21,721,545
Of which the foundation IRB (FIRB) approach	27,986,097	29,434,967	2,238,888
Of which the advanced IRB (AIRB) approach	160,497,089	167,456,613	12,839,767
Of which Equity IRB under the Simple riskweight or the IMA	16,346,474	10,129,990	1,307,718
CCR	4,559,259	4,749,657	364,741
Of which Mark to market	—	—	—
Of which Original exposure	—	—	—
of which standardised approach	3,851,459	4,110,929	308,117
of which internal model method (IMM)	—	—	—
of which risk exposure amount for contributions to the default fund of a CCP	312,678	381,777	25,014
of which CVA	395,122	256,951	31,610
Settlement risk	699	566	56
Securitisation exposures in banking book (after cap)	2,234,250	1,855,484	178,740
Of which IRB ratings-based approach (RBA)	1,224,331	918,242	97,946
Of which IRB supervisory formula approach (SFA)	111,817	237,679	8,945
Of which standardised approach	898,102	699,563	71,848
Market risk	26,078,889	27,437,989	2,086,311
Of which the standardised approach	11,863,939	18,269,027	949,115
Of which IMA	14,214,950	9,168,963	1,137,196
Operational risk	61,083,820	65,879,234	4,886,706
Of which Basic Indicator Approach	—	—	—
Of which Standardised Approach	61,083,820	65,879,234	4,886,706
Of which Advanced Measurement Approach	—	—	—
Amounts below the thresholds for deduction (subject to 250% risk weight)	17,781,702	19,120,341	1,422,536
Floor adjustment	—	—	—

Total	588,087,593	585,633,290	47,047,007

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(Amounts in thousands euros)

Distribution of the Capital Requirements	TOTAL	Spain	United Kingdom	Rest of Europe	Brazil	Rest of LATAM	USA	Rest of the world
Credit risk
Of which standardised approach (SA)	21,721,545	2,357,685	2,292,283	3,856,310	4,356,035	3,959,869	4,836,685	62,678

Central governments or central banks	414,908	35	180	0	162,330	252,014	349	—
Regional governments or local authorities	37,234	—	26	13,529	14,489	6,481	2,708	—
Public sector entities	22,948	—	—	1,454	—	12,384	9,109	—
Multilateral Development Banks	70	—	—	—	—	70	—	—
Institutions	552,449	40,374	22,142	50,118	82,989	98,943	257,440	442
Corporates	5,947,214	326,088	1,360,872	998,459	1,232,525	994,280	1,032,243	2,747
Retail	7,348,253	253,101	509,589	1,716,695	1,649,283	1,269,603	1,890,909	59,072
Secured by mortgages on immovable property	3,135,260	216,198	69,377	629,027	328,723	827,225	1,064,710	—
Exposures in default	635,675	56,831	32,612	132,077	175,597	167,494	70,739	324
Items associated with particular high risk	159,579	—	—	5,167	—	132,841	21,570	—
Covered bonds	34,316	—	27,788	6,528	—	—	—	—
Claims on institutions and corporates with a short-term credit assessment	26,058	55	—	25,979	—	—	24	—
Collective investments undertakings (CIU)	5,802	5,802	—	—	—	—	—	—
Equity exposures	412,154	331,047	1,042	56,946	4,567	14,109	4,443	—
Other items	2,989,627	1,128,154	268,654	220,330	705,532	184,425	482,439	92

Of which internal rating-based (IRB) approach (*)	15,078,655	5,868,814	4,205,939	2,694,879	1,026,621	733,493	530,491	18,417

—Central governments and central banks	32,802	32,709	—	92	—	—	—	—
—Institutions	628,217	222,280	172,174	111,767	—	57,810	59,051	5,135
—Corporates—SME	1,236,981	737,228	160,472	237,061	—	101,765	454	—
—Corporates—Specialised Lending	1,466,027	620,395	578,693	141,231	—	111,657	14,052	—
—Corporates—Other	6,078,910	2,868,613	498,831	752,606	1,026,621	462,261	456,696	13,283
Retail—Secured by real estate SME	58,586	58,555	30	—	—	—	1	—
Retail—Secured by real estate non-SME	3,379,020	717,579	2,391,036	270,207	—	—	198	—
Retail—Qualifying revolving	287,362	101,439	179,727	6,182	—	—	13	—
Retail—Other SME	232,282	151,432	162	80,686	—	—	2	—
Retail—Other non-SME	1,678,467	358,584	224,812	1,095,045	—	—	26	—

Equity IRB	1,307,718	1,053,579	50,176	—	195,970	7,993	—	—

—Under the PD/LGD approach	764,439	730,954	9,890	—	19,214	4,380	—	—
—Under internal model	132,843	132,843	—	—	—	—	—	—
—Under the simple risk-weight approach	410,436	189,782	40,285	—	176,755	3,613	—	—

Counterparty credit risk	364,741	36,224	179,703	31,929	44,083	40,612	20,549	11,640

of which standardised approach for counterparty credit risk	308,117	10,278	154,531	31,562	42,471	37,170	20,464	11,640
Of which: Risk exposure amount for contributions to the default fund of a CCP	25,014	11,860	13,100	—	11	43	—	—
Of which: CVA	31,610	14,087	12,071	367	1,601	3,399	85

Settlement risk	56	56	—	—	—	—	—	—

Securitisation exposures in banking book (after cap)	178,740	50,475	53,220	29,268	—	12,944	32,834	—

Of which IRB ratings-based approach (RBA)	97,946	39,883	37,275	20,788	—	—	—	—
Of which IRB Supervisory Formula Approach (SFA)	8,945	8,945	—	—	—	—	—	—
Of which Standardised approach (SA)	71,848	1,647	15,945	8,479	—	12,944	32,834	—

Market risk	2,086,311	1,344,557	346,304	26,421	107,622	250,951	10,456	—

Of which standardised approach (SA)	949,115	734,162	54,461	26,162	107,622	16,252	10,456	—
Of which internal model approaches (IM)	1,137,196	610,395	291,843	259	0	234,699	—	—

Operational risk	4,886,706	874,585	672,910	685,089	711,154	881,252	1,061,715	—

Of which Basic Indicator Approach	—	—	—	—	—	—	—	—
Of which Standardised Approach	4,886,706	874,585	672,910	685,089	711,154	881,252	1,061,715	—
Of which Advanced Measurement Approach	—	—	—	—	—	—	—	—

Amounts below the thresholds for deduction and other non-deducted investments	1,422,536	629,677	1,042	163,211	351,753	203,905	71,762	1,187

Floor adjustment	—	—	—	—	—	—	—	—

Total	47,047,007	12,215,653	7,801,577	7,487,106	6,793,237	6,091,020	6,564,492	93,922

(*)	Including counterparty credit risk

The table shows the main changes in the credit risk capital requirements:

(Amounts in thousands euros)

	RWA(*)	Capital requirements(*)
Opening balance (31/12/2015)(*)	491,677	39,334
Bussiness changes	-4,130	-330
Parameters changes	5,505	440
Perimeters variations	5,730	458
Exhange rates	1,434	115

Closing balance (31/12/2016)	500,216	40,017

*	Includes variable capital requirements and securizations under IRB method.

In fully-loaded terms, the CET1 ratio rose from 10.05% at December 2015 to 10.55% at the 2016 year end, after increasing during each quarter of the year. The fully-loaded total capital ratio was 13.87%, up 82 bp in the year.

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Further information on capital, capital requirements and capital adequacy ratios, as well as the Group’s management policies and criteria, can be found in Notes 1.e and 54 to the consolidated financial statements and also in the disclosure of prudential information that is published annually.

4.	RISKS

The Group’s business is exposed to the same risks as those faced by other financial institutions; risks that could have a material adverse impact on it if they occur.

The Group’s geographical diversification means that it is sensitive to the economic conditions in continental Europe, the United Kingdom, the United States, Brazil and other Latin American countries.

The Group’s ordinary business is also subject to other factors, such as strong competition, market volatility, the cyclical nature of certain businesses, market, liquidity and operational risk, losses due to litigation and regulatory proceedings, as well as other factors that may negatively affect the Group’s earnings, its rating and/or funding costs, including risks not identified or envisaged in the Group’s risk management methods, policies and procedures.

The Group’s risk policy focuses on maintaining a predictable medium-low risk profile for all its risks, and its risk management model is a key factor in achieving the Group’s strategic objectives.

The Santander Group aims to construct the future through the early management of all risks, within a robust control environment. Accordingly, risk management is one of the key functions enabling the Group to remain a solid, safe and sustainable bank, earning the lasting trust of its employees, customers and shareholders, as well as of communities.

The risk function is based on the following cornerstones, which are in line with the Santander Group’s strategy and business model and take into account the recommendations of supervisory and regulatory bodies, as well as best market practices:

•

The business strategy is defined by the risk appetite. The Santander Group’s Board of Directors calculates the amount and type of risk that it considers reasonable to assume in implementing its business strategy and its deployment in objective, verifiable limits that are consistent with the risk appetite for each significant activity.

•

All risks must be managed by the units that generate them, using advanced models and tools, and they must be integrated in the various businesses. The Santander Group is fostering advanced risk management, using innovative models and metrics together with a control, reporting and escalation framework to ensure that risks are identified and managed from different perspectives.

•	A forward-looking vision of all types of risks should be included in the risk identification, assessment and management processes.

•

The independence of the risk function encompasses all risks and appropriately separates risk-generating units from those responsible for risk control. This involves having sufficient authority and direct access to management and governing bodies responsible for setting and supervising risk strategy and policies.

•

The best processes and infrastructure must be used for risk management. The Santander Group aims to be the benchmark model for the development of infrastructure and processes to support risk management.

•

A risk culture integrated throughout the organisation, consisting of a series of attitudes, values, skills and guidelines for action vis-à-vis all risks. The Santander Group understands that advanced risk management cannot be attained without a strong, constant risk culture that is present in each and every one of its activities.

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The main risks that the Group faces and the policies and methodologies used to control, manage and mitigate the risks are described in the notes to the accompanying consolidated financial statements, mainly Note 54. The notes include information on credit risk, market risk, operational risk, country risk, compliance and reputational risk, foreclosures, restructuring and refinancing transactions and risk concentration.

The Bank’s senior management considers that within the intrinsic risks of the banking business, in recent years the emerging risks have been those related to the macroeconomic environment, regulatory change and reputational and conduct risk. The treatment and mitigating actions for these risks are also described in Note 54 to the accompanying consolidated financial statements.

5.	SIGNIFICANT EVENTS AFTER THE REPORTING DATE

No significant events occurred from 1 January 2017 to the date on which these consolidated financial statements were authorised for issue.

6.	EXPECTED OUTLOOK

The management report contains certain prospective information reflecting the plans, forecasts or estimates of the directors, based on assumptions that the latter consider reasonable. Users of this report should, however, take into account that such prospective information is not to be considered a guarantee of the future performance of the entity, inasmuch as said plans, forecasts or estimates are subject to numerous risks and uncertainties that mean that the entity’s future performance may not match the performance initially expected. These risks and uncertainties are described in the Risks section of this management report and in note 54 of the financial statements.

The International Monetary Fund expects global growth to rise from 3.1% in 2016 to 3.4% in 2017. This improvement will be driven by both advanced and developing economies. Global growth remains lacklustre compared with the years previous to 2008, although it has shown notable resistance to the head winds that have arisen in recent quarters.

Mature economies are expected to grow by 1.9% in 2017 (up from 1.6% in 2016) primarily owing to the revitalisation of the US economy. The euro area can be expected to grow at a rate similar to that attained in 2016. Within the euro area, there have been significant differences in growth and in countries’ positions in the business cycle but in general the situation is more homogeneous than in previous years.

According to IMF forecasts, developing economies will grow by 4.5% in 2017 (compared with an estimated 4.1% in 2016). These projections are based on the improved credibility of policies, on commodities prices, on sustained growth in China, and on the improvement of some relevant countries that experienced a complicated situation over the last year.

In Latin America on the whole, after two years of recession in the region, growth of 1.2% is expected in 2017 (vs. -0.7% in 2016), primarily as a result of the recoveries in Brazil and Argentina. Mexico will be beset by uncertainty resulting from a possible change in US economic policy and will experience lower growth, but the rest of the region will grow at a pace similar to or somewhat higher than that seen in 2016.

There will continue to be sharp differences in monetary policies among mature economies, with gradual new hikes in the United States, whereas in the euro area the ECB is expected to keep rates at their current levels. In the United Kingdom, the low-rate environment will continue, and the Bank of England is not expected to lower rates. Long-term rates are expected to gradually rise once the expansion takes hold and inflation rises moderately, although substantial increases are not expected, especially in Europe, given the direction of monetary policy. The slope of the rates curve will tend to become steeper.

In developing economies, rates will also change at an uneven pace. In particular, in Latin America, interest-rate cuts are expected as inflation declines in Argentina and Brazil, along with interest-rate hikes in Mexico, which will track the US Federal Reserve.

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As in recent years, overall risk continues to decline, although less sharply than before, owing to the risk of protectionism, the size of the rate increases in the US and their effect on the dollar, the negotiations following the UK Brexit vote, the ability of some developing-market countries, including China, to deal with a more complex situation, and the elections this year in various European countries, including France and Germany.

The Group is facing this situation after a year in which it met all of its targets, reflecting increases in the number of loyal customers, in volumes and in profit, and in which its credit quality improved and it surpassed the capital target set at the beginning of the year.

The Group’s ultimate objective is to become the best bank for individuals and companies, earning the long-lasting confidence and loyalty of employees, customers, shareholders, and society. The Group will continue with its commercial transformation in order to raise its return on capital employed.

To this end, it is focusing on the following strategic previousities:

1.

To continue to increase the number of loyal customers, both individuals and companies, and the number of digital customers. The Group’s goal is 17 million loyal customers in 2017 and 25 million digital customers.

2.

To accelerate revenue growth, especially in developing markets, where high-single-digit or double-digit increases are expected in volume in all units and where interest rates make it possible to obtain healthy margins.

3.	In mature markets, where revenue is under pressure, the Group must increase its market share, primarily in companies, and to continue increasing the amount of fee and commission income generated.

4.	To keep costs under control.

5.	To continue improving the cost of credit, with the Group’s provisions decreasing as the business cycle improves in some key markets such as Brazil and Spain.

6.	To see to it that risk-weighted assets (RWA) grow at a slower pace than the Group’s lending and profits.

7.	All these measures should allow Santander to improve its profitability and to move the capital ratio toward the 11% target set for 2018.

The management previousities of the main units for 2017 are described below:

Europe

United Kingdom. Although the Brexit referendum has until now had only a moderate impact, the uptick in inflation associated with the weaker pound and the uncertainty stemming from the negotiations will bring growth to below the 2% recorded in 2016.

In light of this scenario, the bank will continue to pursue excellence, previousitising its customers’ needs. To this end, it has formulated the following strategic lines:

•	A continued focus on customer loyalty as the primary driver of growth.

•	Making a previousity of operating and digital excellence in order to offer customers the best possible experience.

•	Increasing profits in a predictable manner while maintaining a sound balance sheet.

Spain. GDP is expected to grow by about 2.5% in 2017, clearly above the level foreseen for the euro area overall, while inflation is expected to stand at above 2%. Lending should gradually recover during the year.

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Against this backdrop, Santander seeks to increase its presence and to offer higher quality service, for which reason it has established the following previousities:

•	To increase market share in an organic, sustainable, profitable and predictable manner.

•	To be the benchmark bank for companies, consolidating the Bank’s commercial position while maintaining leadership in the wholesale banking and large companies segment.

•	To move ahead with the digital transformation in order to promote customer loyalty and improve customers’ overall experience.

•	To continue with the implementation of the Simple, Personal and Fair culture, with the commitment to be the best bank to work at.

The real estate segment in Spain will maintain its strategy of shedding assets, thereby reducing its exposure, primarily in lending.

Santander Consumer Finance. Leveraging its position in the European consumer market, this area seeks to make the most of its growth potential. Its previousities are centred on:

•	Increasing and maximising the auto financing business by proactively managing brand agreements and developing digital projects.

•	Sustained growth focused on value creation, maintaining high risk-adjusted returns.

•	Increasing the consumer financing business by accelerating the digital-transformation process, thereby increasing its presence in these channels.

Portugal. The economy should grow by 1.2% this year, somewhat higher than last year. Because of improved investor confidence, investment is expected to rise slightly. Santander will focus on:

•	Increasing the number of loyal and digital customers.

•	Continuing to gain profitable market share (companies and SMEs) while optimising its funding cost.

•	Improving its efficiency levels and cost of credit.

•	Normalising the capital structure and bringing it into line with the new regulatory requirements.

Poland. GDP is expected to grow by 2.7% in 2017, mainly as a result of private consumption, with exports and investment picking up at the end of the year. Santander’s leading position in profitability and digital services allows it to set the following targets for the year:

•	Top 3 in quality of service, expanding the base of loyal customers.

•	Making progress in the end-to-end digital transformation so as to continue being leaders in digital channels in the country.

•	Growing above competitors in terms of volumes, and thus gaining market share.

•	Maintaining leadership in profitability within an environment of greater regulatory pressure.

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America

Brazil. After the country suffered one of its worst recessions in decades in 2015 and 2016, the economy will return to growth, with a rate of 0.7% expected in 2017. Santander has continued its transformation process while showing excellent performance and increasing its number of customers and improving its results. The Bank will face the following challenges in 2017:

•	Continuing to increase the number of active, loyal and digital customers, improving its understanding of their needs.

•	Moving forward with its digital transformation, innovating its offering of products and services, and expanding its sales and digital channels.

•	Continuing to gain market share, primarily in areas such as acquisition, consumption and SMEs.

•	Improving profitability, with a focus on increasing revenue through the risk-adjusted margin and commissions and fees.

Mexico. Lower economic growth is expected—1.8% this year compared with 2.2% in 2016—as a result of the strong dollar, a tighter monetary policy, and a more uncertain outlook in the United States. Within this context, Santander must continue to strengthen its business in order to consolidate its position. The key aspects of management in 2017 will be:

•	Improving sales tools, CRM and digital platforms through the technology plan.

•	Enhancing Santander Plus’s offering in order to attract new, high-potential customers and increase customer loyalty.

•	Increasing digital customers and payrolls and continuing to improve customer service.

•	Consolidating the positioning in the mortgage business and recovering leadership in SMEs.

Chile. The Chilean economy is expected to recover in 2017, with growth of about 2%. The Bank’s strategy will focus on:

•	Consolidating the transformation of the commercial banking business through the new branch network model.

•	Continuing to improve customer care and customer experience.

•	Boosting the business with large and medium companies.

•	Focusing and fee and commission income and on long-term returns, despite the backdrop of lower margins and greater regulation.

Argentina. Banco Santander Río S.A., the country’s leading private bank by volume, is expected to consolidate its leadership position as the country pulls out of recession, and to grow at a rate of 3% in 2017, against a backdrop of economic policies to promote consumption and reduce the fiscal deficit. Management previousities will centre on:

•	Moving forward with the transformation plan toward a digital bank, with improved efficiency, customer loyalty and satisfaction.

•	Completing the integration of Citibank’s retail bank.

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•	Increasing lending to companies and families—primarily consumer loans, mortgages and credit facilities for investments and foreign trade.

•	Growing significantly in terms of customer funds, especially in investment funds.

United States. GDP is expected to grow for the eighth consecutive year, rising to 2.3% from 1.6% in 2016. Santander will continue to improve the management of the business and to advance in complying with regulatory requirements. By unit, the commercial management previousities will be:

•	To improve customer experience and loyalty through an efficient sales force, simple products and the development of digital channels at Santander Bank.

•	To maintain leadership in auto finance with a focus on increasing “prime” originations through Chrysler.

•	To continue improving the management of capital, of risks, and of liquidity in order to comply with regulatory requirements and strengthen the franchise.

7.	RESEARCH, DEVELOPMENT AND INNOVATION ACTIVITIES

The Santander Group has made innovation and technological development a strategic pillar in order to respond to new challenges stemming from the digital revolution, with a focus on operating excellence and customer experience.

Moreover, as a global systemic entity, Santander, along with its individual subsidiaries, is subject to increasing regulatory requirements that impact the systems model and the underlying technology. This makes it necessary for Santander to devote additional investments to ensure compliance and legal certainty.

Consequently, as in previous editions, the European Commission (the 2016 EU Industrial R&D Investment Scoreboard, with data from 2015) recognises the entity’s technological effort, ranking the Santander Group as the leading Spanish company and the first global bank in the study according to own funds investment in R+D. In 2015, technical logical investment in R+D+i stood at EUR 1.481 billion, equal to 3% of total gross income, in line with preceding years.

In 2016, investment was EUR 1.726 billion (4% of gross income).

Technological Strategy

The Santander Group is starting from a sound, robust technological position, which is recognised as one of the best of banks with a global reach. The Group stands out for its global infrastructure with state-of-the-art data processing centres, the Partenon & Altair common core banking and the powerful shared-services centres model that allows for knowledge specialisation and allows the Bank to utilise efficiencies in all its locations.

The Group’s technological strategy has continued to evolve, including with the rollout of a new-generation technological platform to facilitate the Group’s digital transformation. This has taken into account the technological trends in the market (Mobility, Cloud, Big Data, Cognitive, Social, and extended ecosystems)

Evolution of the technology platform to digital transformation

The new technology platform will facilitate the development of new business capacities at the Group, thanks to the new technologies, as described below:

•	IaaS / Infrastructure as a Service, in order to automate the provision and management of infrastructure.

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•

PaaS / Platform as a Service, which aims to improve the productivity of the developer, making it possible to consume and roll out services quickly and automatically. The current focus of this is developing mobility solutions.

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•	Application Lifecycle Management (ALM): tools for automating the management and rollout of software.

•	Data & Cognitive: massive handling of structured and unstructured data from different sources (BigData & Analytics), and the introduction of artificial intelligence and cognitive capacities.

•	API Management: new tools for developing, publishing and executing APIs (internal or for third parties).

•	Methodologies, processes and tools: New ways of working that enable a responsive, collaborative development.

Infrastructure

The Group has a small number of high quality, strategically located data processing centres (DPCs). Five pairs of world class or tier IV DPCs (according to standards of the Uptime Institute) are located near the Group’s largest business volumes: Boadilla and Cantabria, Spain; Campinas, Brazil; Carlton Park, United Kingdom; and Querétaro, Mexico.

This shared global infrastructure (interconnected through the Group’s own communications system, GSNET) not only makes it possible to provide high levels of quality and efficiency for the business and for customer service but also ensures compliance with regulatory requirements and minimises operational risk.

In addition, cloud infrastructures are being further developed, complementing online services with the new technological strategy.

Cybersecurity

In 2016, the Santander Group continued to strengthen its internal cybersecurity practices, offering the best possible protection to all its customers. These practices involve different milieus and are deployed according to the most widely disseminated IT security standards, such as those of ISO and the National Institute of Standards and Technology (NIST).

The main breakthroughs include:

•	The implementation of more than 300 projects related to strengthening cybersecurity throughout the Group, as a result of the Santander Cyber Security Program (SCSP).

•	Adoption of an ongoing cybersecurity improvement model at each subsidiary, evaluating the different subsidiaries’ capacities and the maturity of their management practices.

•	Strengthening the Group’s Security Operating Centres from which IT-infrastructure activity is monitored in order to detect and react to possible intrusions.

•	Identification of internal cybersecurity exercises and scenarios to ensure maximum responsiveness to incidents.

•	Adoption of specific procedures for evaluating and managing cyber-risk linked to outsourced services.

•	Raising awareness and monitoring maximum level security with the creation of the Cybersecurity Committee, in which the main executives of the Group participate.

•	Launch of a specific cybersecurity course for all employees.

In addition to these initiatives, the Group has continued to take part in different exercises and external work groups related to cybersecurity coordinated by different government agencies such as the National Critical Infrastructure Protection Centre (CNPIC) and the National Cybersecurity Institute (INCIBE). These activities are part of the Group’s model for collaborating with and taking part in international protection networks against this type of threats.

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Foundations of Digitalisation

In addition to the new technology platform, the evolution of infrastructure and the cybersecurity initiatives referred to above, Santander Group has based its digital transformation on the following measures:

1.	Improving the customer’s experience through the channels (with a focus on mobile banking), the digitalization of the processes and the redesigning of the main customer journeys.

2.	Improving the quality of data and the use thereof (new CRM platforms, Big Data & Analytics…).

3.	Cultural change: New ways of working by using tools and collaborative methodologies and with a focus on innovation.

Specifically, the most noteworthy lines of progress, by geographic area, in 2016 were as follows:

1.	Improving the customer experience in the channels:

•

The Group has continued to promote the development of applications designed specifically for smartphones and tablets. The objective is for the Group’s customers to have access, immediately and from anywhere, to the services offered by the Bank. In addition, important agreements have been entered into with mobile telephony providers to increase the use of mobile devices among both the employees and the customers of the Group.

The main projects in the area of mobile banking include:

•

Improving the offering of services and payments over mobile banking, allowing customers to make payments at stores, withdraw money at ATMs and make transfers between mobile numbers, among other functionalities. The most noteworthy milestones in 2016 include the extension of Santander Wallet to the UK, Brazil (Santander Way), Chile and Mexico, as well as the implementation in Spain and the US of Apple Pay (payment by mobile phone) and of Samsung Pay in Brazil (where it is the first bank to offer payment by mobile phone).

•

In addition, in Spain, immediate payment between private parties (Bizum) has been introduced, and in Poland iBzines24, which is geared toward payment services, has been rolled out for the SME and corporate segment.

•

Evolution of mobile banking apps in the UK, Argentina and Chile, and the inclusion of new functionalities in some geographic areas, such as the case of the online broker in Portugal, or the arrangement of loans and commercial offers in Brazil. In the US, customers are offered communications service cards in real time, with fraud alerts triggered by their debit and credit card transactions.

•

Development of new mobile-app ecosystems in Santander Spain (new app for individuals, companies, wallet, agro and employees), in Chile (new app for claims by customers and non-customers), and Poland (new app for the corporate segment).

•

The webpages of the Group’s different banks have also continued to improve. The most noteworthy progress in 2016 was the redesign of the webpages of companies in Spain, the webpages of private parties in Argentina and Brazil, and the new Internet Banking solution for private parties in Mexico, all of which ensure a unique user experience based on simplicity and improved browsing.

•	New digital office model in Chile, whose operations are 100% digital, and which broadens the new office concept that had begun in Spain and Argentina, among other locations.

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•	Simplification and reduction of manual processes (process digitalisation):

•

In the UK, there have been multiple initiatives for the digitalization of the mortgage process (e2e Digital Sales, Paperless mortgage offers, Underwriting Decisioning Portal, Electronic Mortgage Statements, Digital contract…)

•

Likewise, Mexico has implemented the new Super Cuenta Go, intended to attract new customers whom it allows to enter into contracts online from their mobile phone or on the web. This is similar to what has been done in Poland for customers in the merchants segment. In Brazil, the opening of digital accounts (conta súper) has been extended to high income customers (VanGogh and Select). In this geographic area, progress has also been made with the digital onboarding of individuals, which has been integrated with the process to prevent money laundering. This in turn has improved the customer experience through a simple, easy, fluid and interactive digital process,

•	Santander UK launches the Investment Centre, a new platform that can be accessed through internet banking and which allows customers to make purchases and maintain their investments online.

•	Process digitalization has contributed significantly to the designing of new customer journeys—in particular, in 2016, the new digital customer journeys in Chile.

In Mexico, the Digital File for Companies solution has been implemented, making it possible to automate and optimise corporate loan application and approval processes.

2.	Improved quality of data and data use, in order not only to comply with regulatory requirements but to better know customers and identify their needs.

•

The Group is investing in the establishment of Data Lakes. This initiative allows all structured and unstructured data to be stored in a common repository, facilitating its use through sophisticated Big Data and Analytics techniques. In Spain, following proofs of concept the first implementations in production have taken place: Real time (CXM) and operational efficiency (ARCO).

•

In 2016, new commercial platforms for managers were implemented, contributing greater simplicity and intelligence, along with a 360º customer vision, therefore improving commercial productivity. Of particular note are the commercial platform in Portugal (Galileu) and the UK (Neo CRM), as well as the evolution of the CRM front in Poland, among other milestones.

•	The projects that use Big Data technology include the broadening of the implementation of Spendlytics (a personal-expense management tool) to android devices in the UK.

3.	Cultural change: New ways of working by using tools and collaborative methodologies and with a focus on innovation.

•

The Group is promoting the adoption of Agile methodologies based on Design Thinking, Scrum and DevOps, which entail tight cooperation between business and technology, with multidisciplinary teams that seek new designs for customer experience.

•

In addition, several applications targeting employees have been developed. These applications’ functionalities include the ongoing-feedback app and the peer-recognition app, in order to reinforce the corporate behaviours that are the foundation of the Group’s culture.

Lastly, Santander is positioning itself in the Fintech (Financial Technology) ecosystem as an innovative bank and a benchmark in the sector, which gives it an insider view to stay ahead of and participate in up-and-coming digital trends.

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To develop this strategy, which goes beyond the digitalisation of daily operations, the Bank is working on more innovative and disruptive aspects through the Global Innovation Unit, which has the status of a General Division, answers directly to the Office of the Chairman, and has a “Corporate Venture Capital Fund” (Santander InnoVentures) which invests in and promotes strategic alliances with start-ups related to the financial industry.

Santander InnoVentures is Santander’s Corporate Venture Capital Fund. Created in 2014 and initially endowed with USD 100 million, the fund was increased in 2016 by an additional USD 100 million. Its objective is to position Santander as one of the main actors in the wave of transformation brought about by the FinTech ecosystem.

With Santander InnoVentures, the Group intends to take part in the digital revolution and ensure that all of its customers around the world can benefit from the most recent technologies in the financial sector.

The Fund reaches agreements with and invests in non-controlling stakes in the equity of start-ups in the financial sector. This allows these start-ups to grow and, in turn, allows the Group to learn about the new technologies and promote their introduction in the Group’s business and that of its customers. At the 2016 year end, Santander InnoVentures’ portfolio included 10 companies covering different vertical processes such as payments, distributed (blockchain), loans and asset management. In addition, the Fund is part of the innovation agenda of the Santander Group, allowing it to obtain two-way synergies.

8.	ACQUISITION AND DISPOSAL OF TREASURY SHARES

Transactions involving the purchase and sale of treasury shares by the Company or by other companies controlled by it shall conform to the provisions established by current regulations and by the resolutions of the general shareholders’ meeting in such respect.

The Bank, by a resolution of the Board of Directors on 23 October 2014, approved the current treasury share policy taking into account the criteria recommended by the CNMV.

Treasury stock trading will be used to:

•

To provide liquidity or a supply of securities, as appropriate, in the market where the Bank’s shares are traded, giving depth to the market and minimising any potential temporary imbalances between supply and demand.

•	To take advantage, to the benefit of the Bank’s shareholders as a whole, of situations of share price weakness in relation to likely medium-term performance.

Transactions with treasury shares will be carried out by the Investments and Holdings Department, which is separate from the rest of the Bank’s activities and protected by Chinese walls, preventing it from receiving any inside or material information. The head of the department will be responsible for managing the treasury shares portfolio.

Transactions involving treasury shares will be subject to the following general rules:

•	Transactions may not be carried out for the purpose of influencing the free formation of prices.

•	Trading may not take place if the unit entrusted with such transaction is in possession of insider or relevant information.

•	Where applicable, the department head will permit the execution of buyback programmes and the acquisition of shares to cover obligations of the Bank or the Group.

At 31 December 2016, the Bank held 1,476,897 treasury shares, representing 0.010% of its share capital at that date (at year-end 2014: 40,291,209 treasury shares, representing 0.279% of the Bank’s share capital).

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Transactions with treasury shares performed in the Group’s interest by the consolidated companies in 2016 entailed the acquisition of 319,416,152 shares, at an average purchase price of EUR 4.32 each, for an effective amount of EUR 1,380.5 million.

The sale entailed the disposal of 358,230,464 shares at an average price of EUR 4.48 each, for an effective amount of EUR 1,604.8 million.

The after tax net impact generated by transactions in shares issued by the Bank in 2010 represented a gain of EUR 15 million, which was recognised by the Group in Shareholders’ Equity—Reserves. The effect in terms of earnings-per-share was negligible.

Note 34 of the accompanying consolidated financial statements and sections A.8 and A.9 of the corporate governance report provide further information on the treasury share policy and the acquisition and disposal of treasury shares.

9.	OTHER RELEVANT INFORMATION

9.1	Stock market information

Santander’s shares trade on the continuous market of the Spanish stock exchanges and on the New York, London, Milan, Lisbon, Warsaw, São Paulo, Mexico City, and Buenos Aires stock exchanges.

At 31 December 2016, the shares of Banco Santander Río S.A.; Banco Santander (Mexico), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México; Banco Santander—Chile; Cartera Mobiliaria, S.A., SICAV; Santander Chile Holding S.A.; Banco Santander (Brazil) S.A.; Bank Zachodni WBK S.A.; and Santander Consumer USA Holdings Inc. traded on official securities markets.

The total number of shareholders at year-end is 3,928,950, of whom 3,733,199 are European shareholders who control 79.6% of the share capital, 179,781 are American shareholders with 20.0% of the share capital, and 15.970 are shareholders from the rest of the world with 0.4% of the share capital.

At year-end 2016, Banco Santander was the second largest bank in the euro area and the nineteenth largest in the world in market value, with a capitalisation of EUR 72,314 million. At the end of January 2017, it was the largest bank in the euro area and the sixteenth largest in the world.

Banco Santander is the most liquid institution on the EuroStoxx, having traded 25,882 million shares during the year, for an effective value of EUR 104,214 million, and had a liquidity ratio of 179%. Each day, an average of 100.7 million shares has been traded for an effective amount of EUR 406 million.

The stock markets had a very volatile year, marked by uncertainty over the Chinese economy, the performance of commodities, the solvency of the financial sector in some countries, various central banks’ interest-rate policies and stimulus measures, the result of the UK vote on EU membership, and the presidential elections in the US. In this context, Santander’s share price closed 2016 at EUR 4.959, an 8.8% increase for the year.

Total shareholder returns in 2016, considering the change in the share price and remunerations received (with the reinvestment of dividends), were 14.2%, in line with the primary global banks index, MSCI World Banks, and well above the main European benchmark index, DJ Stoxx Banks, which recorded a negative return of 2%.

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Share price
	2016	2015
Shareholders and shares
Shareholders (number)	3,928,950	3,928,950
Number of shares (millions)	14,582.3	14,434.5
Price (€)
Closing price	4.959	4.558
Change in the price	+8.8%	-34.8%
Maximum for the period	5.049	7.169
Maximum date in the period	16-12-16	07-04-15
Minimum for the period	3.150	4.445
Minimum date in the period	24-06-16	14-12-15
Average for the period	4.051	5.947
End-of-period market capitalisation (million)	72,313.8	65,792.4
Trading
Total volume of shares traded (million)	25,882	26,556
Average daily volume of shares traded (million)	100.7	103.7
Total cash traded (millions of euros)	104,214	158,084
Average daily cash traded (millions of euros)	405.5	617.5
Ratios
PER (price / ordinary earnings per share) (times)	11.37	10.23
Price / tangible book value (times):	1.17	1.12
Tangible book value (€)	4.22	4.07
Ordinary RoE	7.46	7.23
Ordinary RoTE	11.08	10.99

9.2	Dividend policy

As required in the Bank’s by-laws, each year the shareholder remuneration policy is submitted for approval by the General Shareholders’ Meeting. In keeping with this policy, the Bank normally compensates shareholders each quarter.

In 2015, the Bank paid its shareholders EUR 0.20 per share, in four instalments: three cash payments of EUR 0.05 per share, and one payment, also for EUR 0.05 per share, through the remuneration programme named Santander Scrip Dividend, which allows shareholders to elect to receive the amount equivalent to the dividend either in cash or in Santander shares. The average percentage of acceptance of the payment in shares was 84.79%.

In 2016, the Board of Directors intends for the compensation against earnings for the year to be EUR 0.21 per share, or 5% higher than in 2015. EUR 0.055 per share has already been paid in cash for the first and third dividends (August 2016 and February 2017, respectively), as well as EUR 0.045 per share through the Santander Scrip dividend programme (with an 89.11% acceptance rate of the payment in shares) for the second dividend (November 2016). The remaining EUR 0.055 per share is expected to be paid in April/May, in cash.

This remuneration represents an average return of 5.2% on the share price in 2016.

This will bring the total amount paid in cash in 2016 to EUR 2,469 million, compared with EUR 2,268 million the preceding year.

In coming years, dividends are expected to perform in line with the increase in results, bringing the cash pay-out to between 30% and 40% of recurring profit.

The shareholder remuneration system is detailed in Note 4 of the accompanying consolidated financial statements.

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9.3	Management of the credit rating

The Group’s access to wholesale financing markets, as well as the cost of its issues, depends in part on the ratings given by rating agencies.

These agencies regularly review the Group’s ratings. The rating of its debt depends on a series of factors that are endogenous to the institution (solvency, business model, income generation capacity…) and on other, exogenous factors related to the overall economic environment, the situation in the sector, and sovereign risk in the geographic areas where it operates.

In 2016, DBRS, Fitch, Moody’s and Standard & Poor’s confirmed their ratings, in all cases with a stable outlook. In February 2017, Standard & Poor’s has confirmed the ratings again, improving the outlook from stable to positive.

Rating agencies	Long term	Short term
DBRS	A	R-1	(low)
Fitch Ratings	A-	F2
Moody’s	A3	P-2
Standard & Poor’s	A-	A-2
Scope	A+	S-1

9.4	Branch network

The Group has a network of 12,235 branches, making it the international bank with the largest commercial network. Most of these branches offer full-service banking, although the Group also has branches that offer specialised customer care for certain segments.

Some branches focus on the consumer financing business and belong to Santander Consumer Finance in Europe while others specialise in North and South American countries. In addition, the Group has branches that cater to SMEs and the corporate segment in different countries and that have been strengthened through the implementation in the last three years, in the Group’s main geographic areas, of the Advance programme, along with specialised branches or specific spaces within full-service branches for the “Select” high income segment. The Group also has branches that specialise in private banking or in specific groups such as customers affiliated with universities.

In 2016, the number of branches decreased by 795, primarily in continental Europe, as a result of efficiency-improvement and digitalisation processes, including, in particular, those carried out in Spain and Portugal. These changes have been followed by the remodelling of branches and their specialisation to allow them to offer better customer service.

The Group is making progress with digitalisation, but without allowing the Bank to lose its essence. The branches will continue to be a relevant channel for customers, focusing on selling products of greater complexity and requiring more advice.

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GLOSSARY OF ALTERNATIVE PERFORMANCE MEASURES

Information on alternative performance measures is given below, in compliance with the Guidelines on Alternative Performance Measures of the European Securities and Markets Authority (ESMA). This information has not been audited.

For the management of its business, the Group uses the following indicators to measure its profitability and efficiency, the quality of its loan portfolio, and the book value, and analysing the performance thereof over time and comparing this with the performance of its competitors.

The purpose of the profitability and efficiency indicators is to measure the ratio of income to capital, tangible equity, assets, and risk-weighted assets, according to the following definitions. The cost-to-income ratio makes it possible to measure the general administrative expenses (personnel and others) and amortisation expenses needed to generate income.

•	RoE: Return on equity: profit attributed to the Group / Average of: equity + reserves + retained earnings + valuation adjustments (without minority interests).

•	Ordinary RoE: Ordinary return on equity: ordinary profit attributed to the Group / Average of: equity + reserves + retained earnings + valuation adjustments (without minority interests).

•	RoTE: Return on tangible equity: profit attributed to the Group / Average of: equity + reserves + retained earnings + valuation adjustments (without minority interests)—goodwill—intangible assets.

•

Ordinary RoTE: Ordinary return on tangible equity: ordinary profit attributed to the Group / Average of: equity + reserves + retained earnings + valuation adjustments (without minority interests)—goodwill—intangible assets.

•	RoA: Return on assets: consolidated income / Average total assets.

•	Ordinary RoA: Ordinary return on assets: consolidated income / Average total assets.

•	RoRWA: Return on risk-weighted assets: consolidated income / average risk-weighted assets.

•	Ordinary RoRWA: Ordinary return on risk-weighted assets: consolidated income / average risk-weighted assets.

•	Efficiency: Operating costs / gross profit Operating costs defined as general administrative expenses + depreciation and amortisation.

The NPL indicators make it possible to measure the quality of the credit portfolio and the percentage of the NPL portfolio covered by loan loss provisions, according to the following definitions:

•

NPL ratio: Loans and advances to customers and non-performing contingent liabilities (without country risk) / Lending. Lending is defined as total loans and advances to customers and contingent liabilities (without country risk).

•

NPL coverage ratio: Provisions for coverage of impairment losses on loans and advances to customers and contingent liabilities (without country risk) / Loans and advances to customers and non-performing contingent liabilities (without country risk).

•	Cost of credit: Sum of the provisions for loan loss provisions in the last 12 months / Average lending in the last 12 months.

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Lastly, the calculated capitalisation indicated provides information on the volume of the tangible book value, in accordance with the following definition:

•

Tangible book value (TNAV) per share (euro): Tangible book value / number of shares (once treasury shares have been deducted). Tangible book value calculated as the sum of shareholders’ equity + valuation adjustments (without minority interests)—goodwill—intangible assets

Notes:

1) The averages included in the denominators of RoE, RoTE, RoA and RoRWA are calculated on the basis of 13 months, from December to December.

2) The risk-weighted assets included in the denominator of RoRWA are calculated according to the criteria defined by the Capital Requirements Regulation (CRR).

In addition, the Group reports the real changes that occurred in the income statement as changes without the exchange rate effect, with the understanding that such changes facilitate the analysis given that they make it possible to identify movements in the businesses without taking into account the impact of the translation of each local currency to euros.

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Profitability and efficiency	2016	2015
RoE	6.99%	6.57%
Profit attributable to the Group	6,204	5,966
Average equity	88,744	90,798
Ordinary RoE	7.46%	7.23%
Ordinary profit attributable to the Group	6,621	6,566
Average equity	88,744	90,798
ROTE	10.38%	9.99%
Profit attributable to the Group	6,204	5,966
Average tangible book value	59,771	59,734
Ordinary RoTE	11.08%	10.99%
Ordinary profit attributable to the Group	6,621	6,566
Average tangible book value	59,771	59,734
RoA	0.56%	0.54%
Consolidated profit/(loss) for the year	7,508	7,219
Average total assets	1,337,661	1,345,657
Ordinary RoA	0.59%	0.58%
Ordinary consolidated profit/(loss) for the year	7,893	7,819
Average total assets	1,337,661	1,345,657
RoRWA:	1.29%	1.20%
Consolidated profit/(loss) for the year	7,508	7,219
Average risk-weighted assets	580,777	603,000
Ordinary RoRWA	1.36%	1.30%
Ordinary consolidated profit/(loss) for the year	7,893	7,819
Average risk-weighted assets	580,777	603,000
Efficiency (including amortizations)	48.1%	47.6%
Operating costs	21,088	21,571
General administrative expenses	18,723	19,152
Depreciation and amortization of tangible and intangible assets	2,364	2,419
Gross income	43,853	45,272

74

Credit exposure	2016	2015
NPL ratio	3.93%	4.36%
Loans and advances to customers and non-performing contingent risks (without country risk)	33,643	37,094
Non-performing loans and advances to customers	32,566	36,133
Other (primarily contingent risks) (1)	1,077	961
Lending (loans and advances to customers and contingent risks without country risk)	855,510	850,909
Loans and advances to customers	813,140	817,365
Other (primarily contingent risks) (1)	42,370	33,544
NPL coverage ratio	73.8%	73.1%
Provisions for coverage of impairment losses on loans and advances to customers and contingent liabilities (without country risk)	24,835	27,121
Provisions for loans and advances to customers	24,378	26,517
Other (primarily contingent risks) (1)	457	604
Loans and advances to customers and non-performing contingent risks (without country risk)	33,643	37,094
Cost of lending	1.18%	1.25%
Allowances for loan loss provisions over 12 months	9,518	10,108
Average lending	806,595	806,284

(1) “Others” includes the contingent risks considered loans and is subtracted from country risk. These items are not directly reconciled with information published by the Group

Capitalisation	2016	2015
Tangible book value (€):	4.22	4.07
Tangible book value	61,517	58,610
Shareholders’ equity	105,977	102,402
Accumulated other comprehensive income	(15,039)	(14,362)
Intangible assets	(29,421)	(29,430)
Number of shares after deducting treasury shares (million)	14,573	14,394

75

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.
Date: February 28, 2017	By:	/s/ José García Cantera
		Name:	José García Cantera
		Title:	Chief Financial Officer